     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2012.
                                                           FILE NOS. 033-
                                                                       811-03859
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                          THE SECURITIES ACT OF 1933                         [X]


                     Pre-Effective Amendment No.                                 [ ]

                           Post-Effective Amendment No.                          [ ]


                                     and/or

                             REGISTRATION STATEMENT
                                      UNDER

                      THE INVESTMENT COMPANY ACT OF 1940                     [X]


                                   Amendment No.                                 [ ]


                        (Check Appropriate Box or Boxes)

                                  ------------

                            VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)


                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               (Name of Depositor)


                              2727-A ALLEN PARKWAY,
                              HOUSTON, TEXAS 77019

              (Address of Depositor's Principal Offices) (Zip Code)


        Depositor's Telephone Number, including Area Code: (800) 871-2000



                         AMERICAN HOME ASSURANCE COMPANY
                               (Name of Guarantor)

                                175 WATER STREET
                               NEW YORK, NY 10038
              (Address of Guarantor's Principal Offices) (Zip Code)

        Guarantor's Telephone Number, including Area Code: (212) 770-7000



                               MANDA GHAFERI, ESQ.


                             AIG LIFE AND RETIREMENT


                            1999 AVENUE OF THE STARS

                       LOS ANGELES, CALIFORNIA 90067-6121
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)




Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: (i) Units of interest in Variable Separate Account of American General Life Insurance Company under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            VARIABLE SEPARATE ACCOUNT

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Polaris Variable Annuity; Other
                                                Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Polaris Variable Annuity;
                                                Purchasing a Polaris Variable
                                                Annuity; Investment Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
15.  Cover Page..............................   Cover Page
16.  Table of Contents.......................   Table of Contents
17.  General Information and History.........   The Polaris Variable Annuity (P);
                                                Separate Account; General Account
                                                (P);
                                                Investment Options (P);
                                                Other Information (P)
18.  Services................................   Other Information (P)
19.  Purchase of Securities Being Offered....   Purchasing a Polaris Variable Annuity
                                                (P)
20.  Underwriters............................   Distribution of Contracts
21.  Calculation of Performance Data.........   Performance Data
22.  Annuity Payments........................   Annuity Income Options (P);
                                                Income Payments; Annuity Unit Values
23.  Financial Statements....................   Depositor: Other Information (P);
                                                Financial Statements; Registrant:
                                                Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                                 [POLARIS LOGO]

                                   PROSPECTUS
                                 JANUARY 2, 2013

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                               issued by Depositor

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               in connection with
                            VARIABLE SEPARATE ACCOUNT


This variable annuity has several investment choices - Variable Portfolios which are subaccounts of the separate account listed below and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Funds Insurance Series, Anchor Series Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust.

This contract is no longer available for purchase by new contract owners.



UNDERLYING FUNDS:                                          MANAGED BY:
     Aggressive Growth                                     Wells Capital Management Incorporated
     Alliance Growth                                       AllianceBernstein L.P.
     American Funds Global Growth                          Capital Research and Management Company
     American Funds Growth                                 Capital Research and Management Company
     American Funds Growth-Income                          Capital Research and Management Company
     Asset Allocation                                      Edge Asset Management, Inc.
     Balanced                                              J.P. Morgan Investment Management Inc.
     Blue Chip Growth                                      SunAmerica Asset Management Corp.
     Capital Appreciation                                  Wellington Management Company, LLP
     Capital Growth                                        OppenheimerFunds, Inc.
     Cash Management                                       BofA Advisors, LLC
     Corporate Bond                                        Federated Investment Management Company
     Davis Venture Value                                   Davis Selected Advisers, L.P.
     "Dogs" of Wall Street(1)                              SunAmerica Asset Management Corp.
     Emerging Markets                                      J.P. Morgan Investment Management Inc.(2)
     Equity Opportunities                                  OppenheimerFunds, Inc.
     Foreign Value                                         Templeton Investment Counsel, LLC
     Fundamental Growth                                    Wells Capital Management Incorporated
     Global Bond                                           Goldman Sachs Asset Management International
     Global Equities                                       J.P. Morgan Investment Management Inc.
     Government and Quality Bond                           Wellington Management Company, LLP
     Growth                                                Wellington Management Company, LLP
     Growth-Income                                         J.P. Morgan Investment Management Inc.
     Growth Opportunities                                  Invesco Advisers, Inc.
     High-Yield Bond                                       PineBridge Investments LLC
     International Diversified Equities                    Morgan Stanley Investment Management Inc.
     International Growth and Income                       Putnam Investment Management, LLC
     Invesco Van Kampen V.I. Comstock Fund, Series II
       Shares                                              Invesco Advisers, Inc.
     Invesco Van Kampen V.I. Growth and Income Fund,
       Series II Shares                                    Invesco Advisers, Inc.
     Lord Abbett Growth and Income                         Lord, Abbett & Co. LLC
     Marsico Focused Growth                                Marsico Capital Management, LLC
     MFS Massachusetts Investors Trust(1)                  Massachusetts Financial Services Company
     MFS Total Return                                      Massachusetts Financial Services Company
     Mid-Cap Growth                                        J.P. Morgan Investment Management Inc.
     Natural Resources                                     Wellington Management Company, LLP
     Real Estate                                           Davis Selected Advisers, L.P.
     Real Return                                           Wellington Management Company, LLP
     Small & Mid Cap Value                                 AllianceBernstein L.P.
     Small Company Value                                   Franklin Advisory Services, LLC
     Technology                                            Columbia Management Investment Advisers, LLC
     Telecom Utility                                       Massachusetts Financial Services Company
     Total Return Bond                                     Pacific Investment Management Company LLC



(1) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income.


(2) On or about January 14, 2013, the investment manager of the Emerging Markets Variable Portfolio will change from Putnam Investment Management, LLC to J.P. Morgan Investment Management Inc.


Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated January 2, 2013. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

VARIABLE ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


GLOSSARY....................................................    3
HIGHLIGHTS..................................................    4
FEE TABLE...................................................    5
     Maximum Owner Transaction Expenses.....................    5
     Contract Maintenance Fee...............................    5
     Separate Account Annual Expenses.......................    5
     Underlying Fund Expenses...............................    5
MAXIMUM AND MINIMUM EXPENSE EXAMPLES........................    6
THE POLARIS VARIABLE ANNUITY................................    7
PURCHASING A POLARIS VARIABLE ANNUITY.......................    7
     Allocation of Purchase Payments........................    8
     Accumulation Units.....................................    9
     Free Look..............................................    9
     Exchange Offers........................................    9
     Important Information For Military Servicemembers......    9
INVESTMENT OPTIONS..........................................   10
     Variable Portfolios....................................   10
          AIM Variable Insurance Funds (Invesco Variable
                      Insurance Funds)......................   10
          American Funds Insurance Series...................   10
          Anchor Series Trust...............................   10
          Lord Abbett Series Fund, Inc. ....................   10
          Seasons Series Trust..............................   10
          SunAmerica Series Trust...........................   10
     Substitution, Addition or Deletion of Variable
            Portfolios......................................   12
     Fixed Accounts.........................................   12
     Dollar Cost Averaging Fixed Accounts...................   12
     Dollar Cost Averaging Program..........................   13
     Polaris Portfolio Allocator Program....................   13
     Transfers During the Accumulation Phase................   15
     Automatic Asset Rebalancing Program....................   17
     Return Plus Program....................................   18
     Voting Rights..........................................   18
ACCESS TO YOUR MONEY........................................   18
     Free Withdrawal Provision..............................   18
     Systematic Withdrawal Program..........................   19
     Nursing Home Waiver....................................   20
     Minimum Contract Value.................................   20
     Qualified Contract Owners..............................   20
DEATH BENEFIT...............................................   20
     Beneficiary Continuation Programs......................   21
EXPENSES....................................................   22
     Separate Account Expenses..............................   22
     Withdrawal Charges.....................................   22
     Underlying Fund Expenses...............................   23
     Contract Maintenance Fee...............................   23
     Transfer Fee...........................................   23
     Premium Tax............................................   23
     Income Taxes...........................................   23
     Reduction or Elimination of Fees, Expenses and
            Additional Amounts Credited.....................   23
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT....   24
ANNUITY INCOME OPTIONS......................................   25
     The Income Phase.......................................   25
     Annuity Income Options.................................   26
     Fixed or Variable Annuity Income Payments..............   27
     Annuity Income Payments................................   27
     Transfers During the Income Phase......................   27
     Deferment of Payments..................................   27
TAXES.......................................................   27
     Annuity Contracts in General...........................   28
     Tax Treatment of Distributions - Non-Qualified
            Contracts.......................................   28
     Tax Treatment of Distributions - Qualified Contracts...   29
     Required Minimum Distributions.........................   30
     Tax Treatment of Death Benefits........................   30
     Contracts Owned by a Trust or Corporation..............   30
     Gifts, Pledges, and/or Assignments of a Contract.......   31
     Diversification and Investor Control...................   31
OTHER INFORMATION...........................................   31
     The Distributor........................................   31
     The Company............................................   31
     The Separate Account...................................   32
     The General Account....................................   33
     Guarantee of Insurance Obligations.....................   33
     Financial Statements...................................   33
     Administration.........................................   34
     Legal Proceedings......................................   34
     Registration Statements................................   35
CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.............   35
APPENDIX A -- CONDENSED FINANCIAL INFORMATION...............  A-1
APPENDIX B -- MARKET VALUE ADJUSTMENT ("MVA")...............  B-1
APPENDIX C -- STATE CONTRACT AVAILABILITY AND/OR
  VARIABILITY...............................................  C-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or in the case of a non-natural Owner, the Annuitant dies. If your contract is jointly owned, you and the joint Owner are each other's primary Beneficiary.

COMPANY - Refers to American General Life Insurance Company ("AGL"), the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.

CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.

FIXED ACCOUNT - An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account.

GOOD ORDER - Fully and accurately completed forms, including any necessary supplementary documentation, applicable to any given transaction or request received by us.

INCOME PHASE - The period upon annuitization during which we make annuity income payments to you.

INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.

LATEST ANNUITY DATE - The first business day of the month following your 90th birthday.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account consists of Variable Portfolios or subaccounts, each investing in shares of the Underlying Funds.

TRUSTS - Collectively refers to the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Funds Insurance Series, Anchor Series Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust.

UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Polaris Variable Annuity is a contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts, if available. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever longer period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payments. We will return your original Purchase Payments if required by law. PLEASE SEE FREE LOOK IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct separate account charges, which equal 1.52% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for seven complete years, withdrawal charges no longer apply to that portion of the Purchase Payments. PLEASE SEE FEE TABLE, PURCHASING A POLARIS VARIABLE ANNUITY AND EXPENSES IN THE PROSPECTUS.


ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

DEATH BENEFIT: A death benefit feature is available under the contract which is payable to your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you switch to the Income Phase, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION.


THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE INFORMATION REGARDING HOW MONEY IS SHARED AMONG OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT ARE APPLICABLE TO THE CONTRACT AND WHEN YOU TRANSFER CONTRACT VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)

MAXIMUM OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charges (as a percentage
of each Purchase Payment)(2)................   7%


TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(3)..................................................$35

SEPARATE ACCOUNT ANNUAL EXPENSES(4)
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

  Mortality and Expense Risk Fees........   1.37%
  Distribution Expense Fee...............   0.15%
                                            -----
     TOTAL SEPARATE ACCOUNT ANNUAL
       EXPENSES..........................   1.52%
                                            =====





UNDERLYING FUND EXPENSES
(AS OF JANUARY 31, 2012)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.

TOTAL ANNUAL UNDERLYING FUND
EXPENSES                            MINIMUM   MAXIMUM
----------------------------        -------   -------
(expenses that are deducted from
underlying portfolios of the
Trusts, including management
fees, other expenses and 12b-1
fees, if applicable).............    0.51%     1.33%


FOOTNOTES TO FEE TABLE:

 (1) State premium taxes of up to 3.5% of your Purchase Payments may be deducted when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE PREMIUM TAX AND STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.

 (2) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:

YEARS SINCE RECEIPT:..............................................   1    2    3    4    5    6    7    8+
                                                                     7%   6%   5%   4%   3%   2%   1%   0%




 (3) The contract maintenance fee is assessed annually and may be waived if contract value is $50,000 or more.

 (4) If your Beneficiary elects to take the death benefit amount under the Extended Legacy Program, we will deduct an annual Separate Account Charge of 1.15% which is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. PLEASE SEE EXTENDED LEGACY PROGRAM UNDER DEATH BENEFITS BELOW.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming maximum separate account annual expenses of 1.52% and investment in an Underlying Fund with total expenses of 1.33%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $993      $1,398     $1,828     $3,223


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $293       $898      $1,528     $3,223


MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual charges of 1.52%, no election of optional features and investment in an Underlying Fund with total expenses of 0.51%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $911      $1,152     $1,419     $2,410


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $211       $652      $1,119     $2,410


EXPLANATION OF EXPENSE EXAMPLES

1. The Maximum Expense Examples reflect the highest possible combination of charges. The purpose of the Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          THE POLARIS VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract. The contract provides several main benefits:

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you plan for your retirement. In the Accumulation phase, it can help you build assets on a tax-deferred basis. In the Income Phase, it can provide you with guaranteed income through annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to an available Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.

As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      PURCHASING A POLARIS VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.

------------------------------------------------------------------------------
                                                                  MINIMUM
                                                                 AUTOMATIC
                                              MINIMUM           SUBSEQUENT
                      MINIMUM INITIAL       SUBSEQUENT           PURCHASE
                     PURCHASE PAYMENT    PURCHASE PAYMENT         PAYMENT
------------------------------------------------------------------------------
     Qualified            $2,000               $250                $100
------------------------------------------------------------------------------
   Non-Qualified          $5,000               $500                $100
------------------------------------------------------------------------------




Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept any Purchase Payment. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, The United States Life Insurance Company in the City of New York, to the same Owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. The terms creating any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

Various considerations may apply with respect to non-natural ownership of this contract including but not limited to estate planning, tax consequences and the propriety of this contract as an investment consistent with a non-natural Owner's organizational documentation. You should consult with your tax and/or legal advisor in connection with non-natural ownership of this contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 81 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. PLEASE SEE TAXES BELOW. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

TERMINATION OF THE CONTRACT FOR MISSTATEMENT AND/OR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.

JOINT OWNERSHIP

We allow this contract to be jointly owned. We require that the joint Owners be spouses except in states that allow non-spouses to be joint Owners. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.

Certain states require that the benefits and features of the contract be made available to domestic or civil union partners ("Domestic Partners") who qualify for treatment as, or are equal to, spouses under state law. Other states allow same-sex partners to marry ("Same-Sex Spouses"). There are also states that require us to issue the contract to non-spousal joint Owners. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the IRC. Therefore, the ability of Domestic Partners, Same-Sex Spouses and non-spousal joint Owners to fully benefit from certain benefits and features of the contract, such as optional living benefit(s), if applicable, that guarantee withdrawals over two lifetimes may be limited by the conflict between certain state and federal laws.

ASSIGNMENT OF THE CONTRACT/CHANGE OF OWNERSHIP

You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We will not be bound by any assignment until written notice is processed by us at our Annuity Service Center and you have received confirmation. We are not responsible for the validity, tax or other legal consequences of any assignment. An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.

We reserve the right not to recognize any assignment if it changes the risk profile of the owner of the contract, as determined in our sole discretion, if no Insurable Interest exists or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax adviser before assigning the contract.

ALLOCATION OF PURCHASE PAYMENTS

In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us. You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that is not deemed our agent, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two NYSE business days after the next NYSE business day. We allocate your initial Purchase Payment as of the date such Purchase Payment is priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within five NYSE business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.

Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We invest your subsequent Purchase Payments in the Variable Portfolios and available Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.

Purchase Payments submitted by check can only be accepted by the Company at the Payment Center at the following address:


American General Life Insurance Company
P.O. Box 100330
Pasadena, CA 91189-0330


Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:


American General Life Insurance Company
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0330


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we process your Purchase Payment, as described under ALLOCATION OF PURCHASE PAYMENTS above, if before that day's Market Close, or on the next business day's unit value if we process your Purchase Payment after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

FREE LOOK

You may cancel your contract within ten days after receiving it. We call this a "free look." Your state may require a longer free look period. Please check your contract or with your financial representative. To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look.

If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. With respect to these contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR INFORMATION ABOUT THE FREE LOOK PERIOD IN YOUR STATE.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS

If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers'

Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We offer Underlying Funds of the Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust at least in part because they are managed by SunAmerica Asset Management Corp. ("SAAMCo"), a wholly-owned subsidiary of AGL.


From time to time, certain Variable Portfolio names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Variable Portfolio's prior name.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

During periods of low short-term interest rates, and in part due to contract fees and expenses, the investment return of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative returns, your investment in the Cash Management Variable Portfolio will lose value.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II SHARES

     Invesco Advisers, Inc. is the investment adviser to AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("AVIF").

     AMERICAN FUNDS INSURANCE SERIES - CLASS 2 SHARES

     Capital Research and Management Company is the investment adviser to American Funds Insurance Series ("AFIS").

     ANCHOR SERIES TRUST - CLASS 1 SHARES

     SAAMCo is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     LORD ABBETT SERIES FUND, INC. - CLASS VC SHARES

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     SEASONS SERIES TRUST -- CLASS 3 SHARES

     The Real Return Portfolio listed below is part of the Seasons Series Trust ("SST"). SAAMCo manages this Trust and generally engages subadvisers to provide investment advice for the Underlying Funds.

     SUNAMERICA SERIES TRUST - CLASS 1 AND 3 SHARES

     SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST").

           (PLEASE SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

UNDERLYING FUNDS                                 MANAGED BY:                                  TRUST ASSET CLASS
----------------                                 -----------                                  ----- -----------
Aggressive Growth                                Wells Capital Management Incorporated        SAST  STOCK
Alliance Growth                                  AllianceBernstein L.P.                       SAST  STOCK
American Funds Global Growth                     Capital Research and Management Company      AFIS  STOCK
American Funds Growth                            Capital Research and Management Company      AFIS  STOCK
American Funds Growth-Income                     Capital Research and Management Company      AFIS  STOCK
Asset Allocation                                 Edge Asset Management, Inc.                  AST   BALANCED
Balanced                                         J.P. Morgan Investment Management Inc.       SAST  BALANCED
Blue Chip Growth                                 SunAmerica Asset Management Corp.            SAST  STOCK
Capital Appreciation                             Wellington Management Company, LLP           AST   STOCK
Capital Growth                                   OppenheimerFunds, Inc.                       SAST  STOCK
Cash Management                                  BofA Advisors, LLC                           SAST  CASH
Corporate Bond                                   Federated Equity Management Company          SAST  BOND
Davis Venture Value                              Davis Selected Advisers, L.P.                SAST  STOCK
"Dogs" of Wall Street                            SunAmerica Asset Management Corp.            SAST  STOCK
Emerging Markets                                 J.P. Morgan Investment Management Inc.       SAST  STOCK
Equity Opportunities                             OppenheimerFunds, Inc.                       SAST  STOCK
Foreign Value                                    Templeton Investment Counsel, LLC            SAST  STOCK
Fundamental Growth                               Wells Capital Management Incorporated        SAST  STOCK
Global Bond                                      Goldman Sachs Asset Management International SAST  BOND
Global Equities                                  J.P. Morgan Investment Management Inc.       SAST  STOCK
Government and Quality Bond                      Wellington Management Company, LLP           AST   BOND
Growth                                           Wellington Management Company, LLP           AST   STOCK
Growth-Income                                    J.P. Morgan Investment Management Inc.       SAST  STOCK
Growth Opportunities                             Invesco Advisers, Inc.                       SAST  STOCK
High-Yield Bond                                  PineBridge Investments LLC                   SAST  BOND
International Diversified Equities               Morgan Stanley Investment Management Inc.    SAST  STOCK
International Growth and Income                  Putnam Investment Management, LLC            SAST  STOCK
Invesco Van Kampen V.I. Comstock Fund, Series II
  Shares                                         Invesco Advisers, Inc.                       AVIF  STOCK
Invesco Van Kampen V.I. Growth and Income Fund,
  Series II Shares                               Invesco Advisers, Inc.                       AVIF  STOCK
Lord Abbett Growth and Income                    Lord, Abbett & Co. LLC                       LASF  STOCK
Marsico Focused Growth                           Marsico Capital Management, LLC              SAST  STOCK
MFS Massachusetts Investors Trust                Massachusetts Financial Services Company     SAST  STOCK
MFS Total Return                                 Massachusetts Financial Services Company     SAST  BALANCED
Mid-Cap Growth                                   J.P. Morgan Investment Management Inc.       SAST  STOCK
Natural Resources                                Wellington Management Company, LLP           AST   STOCK
Real Estate                                      Davis Selected Advisers, L.P.                SAST  STOCK
Real Return                                      Wellington Management Company, LLP           SST   BOND
Small & Mid Cap Value                            AllianceBernstein L.P.                       SAST  STOCK
Small Company Value                              Franklin Advisory Services, LLC              SAST  STOCK
Technology                                       Columbia Management Investment Advisers, LLC SAST  STOCK
Telecom Utility                                  Massachusetts Financial Services Company     SAST  STOCK
Total Return Bond                                Pacific Investment Management Company LLC    SAST  BOND



YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU MAY OBTAIN AN ADDITIONAL COPY OF THESE PROSPECTUSES FOR THE TRUSTS BY CALLING OUR ANNUITY SERVICE CENTER AT (800) 445-7862 OR BY VISITING OUR WEBSITE AT WWW.SUNAMERICA.COM. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE UNDERLYING FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the guaranteed minimum interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

If your contract offered Fixed Accounts subject to a market value adjustment, please see the Market Value Adjustment ("MVA") Appendix in this prospectus for additional information.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to available investment options according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to available investment options over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to available investment options. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in available investment options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, available Fixed Account or DCA Fixed Account ("source account") to any available investment options ("target account"). Fixed Accounts are not available as target accounts for the DCA program. Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or available Fixed Account into a DCA Fixed Account.


If you choose to allocate subsequent Purchase Payments to an active DCA program with an available Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target account allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).


You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH        ACCUMULATION UNIT VALUE      UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100
----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION

The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the four Portfolio Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The models allocate among the various asset classes to attempt to match certain combinations of investors' investment time horizon and risk tolerance. Please consult your financial representative about investment in the Polaris Portfolio Allocator program.

ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

You may enroll in the Polaris Portfolio Allocator program by electing a Portfolio Allocator model when you purchase your variable annuity or if after contract issue, by contacting our Annuity Service Center. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.

You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Portfolio Allocator model.

If you attempt to split your investment in one or more Portfolio Allocator models, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Portfolio Allocator model, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your participation in the program.

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your participation in the program. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Portfolio Allocator model to another Portfolio Allocator model at any time; you will be transferred into the most current model available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and DCA target allocation instructions, if applicable, and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE DOLLAR COST AVERAGING PROGRAM ABOVE AND AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Portfolio Allocator model as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update your allocation instructions, DCA target allocation instructions and/or Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

REBALANCING THE MODELS

You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. If you choose to make investments outside of a Portfolio Allocator model, only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the Portfolio Allocator model cannot be rebalanced if you wish to maintain your current Portfolio Allocator model allocations.


Over time, the Portfolio Allocator model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance and changes in the Variable Portfolio's investment objectives. Therefore, if you do not elect to have your investment in the Portfolio Allocator model rebalanced at least annually, then your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the Underlying Funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.


IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

The Portfolio Allocator models are not intended as investment advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a Portfolio Allocator model should be revised or whether it remains appropriate to invest in accordance with any particular Portfolio Allocator model.

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Portfolio Allocator model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Portfolio Allocator models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

POLARIS PORTFOLIO ALLOCATOR MODELS
(EFFECTIVE APRIL 30, 2012)

----------------------------------------------------------------------------------------
         VARIABLE PORTFOLIOS            MODEL 1      MODEL 2      MODEL 3      MODEL 4
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST        4.0%         6.0%         6.0%         7.0%
----------------------------------------------------------------------------------------
 American Funds Growth SAST               2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST        2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Capital Appreciation                     2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Corporate Bond                           9.0%         8.0%         7.0%         1.0%
----------------------------------------------------------------------------------------
 Davis Venture Value                      4.0%         4.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 "Dogs" of Wall Street                    3.0%         3.0%         3.0%         3.0%
----------------------------------------------------------------------------------------
 Emerging Markets                         0.0%         1.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Equity Opportunities                     2.0%         2.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Foreign Value                            4.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Global Bond                              3.0%         3.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Government and Quality Bond             10.0%         8.0%         7.0%         2.0%
----------------------------------------------------------------------------------------
 Growth-Income                            5.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Growth Opportunities                     1.0%         2.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 High-Yield Bond                          4.0%         2.0%         1.0%         0.0%
----------------------------------------------------------------------------------------
 International Diversified Equities       1.0%         2.0%         3.0%         3.0%
----------------------------------------------------------------------------------------
 Invesco Van Kampen V.I. Comstock
  Fund, Series II Shares                  4.0%         4.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Invesco Van Kampen V.I. Growth and
  Income Fund, Series II Shares           5.0%         5.0%         5.0%         6.0%
----------------------------------------------------------------------------------------
 Lord Abbett Growth and Income            1.0%         1.0%         1.0%         2.0%
----------------------------------------------------------------------------------------
 Marsico Focused Growth                   0.0%         1.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 MFS Massachusetts Investors Trust        5.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Mid-Cap Growth                           1.0%         1.0%         1.0%         2.0%
----------------------------------------------------------------------------------------
 Real Estate                              2.0%         3.0%         4.0%         4.0%
----------------------------------------------------------------------------------------
 Real Return                             12.0%         8.0%         3.0%         0.0%
----------------------------------------------------------------------------------------
 Small & Mid Cap Value                    1.0%         2.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Small Company Value                      1.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Total Return Bond                       12.0%        11.0%        10.0%         5.0%
----------------------------------------------------------------------------------------
                               TOTAL      100%         100%         100%         100%
----------------------------------------------------------------------------------------





The Polaris Portfolio Allocator Models listed above are those that are currently available. The Models are reconfigured from time to time. However, once you invest in a Model, the percentages of your contract value allocated to each Variable Portfolio within a Model will not be changed by us. If you purchased your contract prior to the current allocations of the Models specified above, any subsequent Purchase Payments will be invested in the same Model as your current investment and will not be invested in the Model allocations specified above unless you provide us with specific instructions to do so. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Model in line with your investment goals over time.


We reserve the right to change the Variable Portfolios and/or allocations to certain Variable Portfolios in each model to the extent that Variable Portfolios are liquidated, substituted, merged or otherwise reorganized.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.

TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies described below, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone (800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. If your contract was issued in the state of New York, we may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We cannot guarantee that we will be able to accept telephone, fax and/or internet transfer instructions at all times. Any telephone, fax or computer system, whether it is yours, your broker-dealer's, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time. If telephone, fax and/or internet access is unavailable, you should make your transfer request in writing by U.S. Mail to our Annuity Service Center.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio or Fixed Account after a transfer, that amount must be transferred as well.

There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset

Rebalancing programs are not counted towards the number of free transfers per contract year.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.

The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").

For example, if you made a transfer on August 16, 2011 and within the previous twelve months (from August 17, 2010 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2011 must be submitted by U.S. Mail (from August 17, 2011 through August 16,
2012).

U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.

All transfers made on the same day prior to Market Close are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.

We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request;
(4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all Owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.


The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios and/or Fixed Accounts, if applicable, periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make such transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or Fixed Accounts, if applicable, resulting from your transfer which will replace any previous rebalancing instructions you may have provided ("Default

Rebalancing Instructions"). You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

Automatic Asset Rebalancing typically involves shifting a portion of your money out of investment options which had higher returns into investment options which had lower returns. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

RETURN PLUS PROGRAM

The Return Plus program, available only if we are offering multi-year Fixed Accounts and available for no additional charge, allocates your investment strategically between the Fixed Accounts and Variable Portfolios. You decide how much you want to invest and approximately when you want a return of Purchase Payments. We calculate how much of your Purchase Payment to allocate to the particular Fixed Account to ensure that it grows to an amount equal to your total Purchase Payment invested under this program. We invest the rest of your Purchase Payment in the Variable Portfolio(s) according to your allocation instructions.

     EXAMPLE OF RETURN PLUS PROGRAM:

     Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to a multi-year Fixed Account. You want the amount allocated to the multi-year Fixed Account to grow to $100,000 in 3 years. If the 3-year Fixed Account is offering a 4% interest rate, Return Plus will allocate $88,900 to the 3-year Fixed Account to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining $11,100 may be allocated among the Variable Portfolios according to your allocation instructions.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE RETURN PLUS PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You can access money in your contract by making a systematic, partial, or total withdrawal, and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

We deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period.

FREE WITHDRAWAL AMOUNT

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge at the time of the withdrawal if it is taken during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals and withdrawal charges. As a result, if you surrender your contract in the future while withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender for the purpose of calculating the withdrawal charge.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the annual free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.

To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty-free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

During the first contract year, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount; or

After the first contract year, your free withdrawal amount is the greater of (1) or (2) plus any portion of your total invested amount no longer subject to a withdrawal charge:

     (1) your penalty-free earnings; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year and still subject to a withdrawal charge.

Amounts withdrawn free of a withdrawal charge under the 10% provision do not reduce the amount you invested for purposes of calculating the withdrawal charge and penalty-free earnings. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals under the 10% provision would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge if you are surrendering your contract, any prior free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features, if applicable. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 5% is the applicable percentage) [B x C=$5,000]
    D=Your full contract value ($85,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.

Under most circumstances, the minimum amount you can withdraw is $1,000. We require that the value left in any Variable Portfolio or available Fixed Account be at least $100, after the withdrawal and your total contract value must be at least $100. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, a signature guarantee is generally required at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners; (5) we are on notice that this contract is the subject of a court proceeding, an arbitration, a regulatory matter or other legal action.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $500 remaining in your contract at all times, or withdrawals may be discontinued. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.

Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made during the confinement period while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract value is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.

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                                  DEATH BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

If the contract is owned by a trust or any other non-natural person, we will treat the death of the Primary Annuitant as the death of any Owner.

You designate your Beneficiary who will receive any death benefit payments. You may change the Beneficiary at any time. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary. Joint Annuitants, if any, when the Owner is a non-natural person shall be each other's sole Beneficiary, except when the Owner is a charitable remainder trust. In designating your Beneficiary, you may impose restrictions on the timing and manner of the payment of death benefits. Those restrictions can govern the payment of the death benefit.

If any contract is owned by a trust, whether as an agent for a natural person or otherwise, you should consider the contractual provisions that apply, including provisions that apply in the event of the death or change of an Annuitant, in determining whether the contract is an appropriate trust investment. You may wish to consult with your tax and/or legal adviser.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. If the death benefit request is not received by us in Good Order or if notification of the death is made by the Beneficiary prior to submitting all required paperwork and satisfactory proof of death, the Beneficiary may have the option of transferring the entire contract value to the Cash Management Variable Portfolio or available Fixed Account by contacting the Annuity Service Center. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

For contracts in which the aggregate of all Purchase Payments in contracts issued by the Company or its affiliate, The United States Life Insurance Company in the City of New York, to the same Owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

The death benefit is the greater of:

     1.  contract value; or

     2. total Purchase Payments less withdrawals (and any fees or charges applicable to such withdrawals), compounded at a 4% annual growth rate until the date of death (3% growth rate if 70 or older at the time of contract issue) plus any Purchase Payments less withdrawals recorded after the date of death (and any fees or charges applicable to such withdrawals); or

     3. the value of your contract on the seventh contract anniversary, plus any Purchase Payments and less any withdrawals (and any fees or charges applicable to such withdrawals), since the seventh contract anniversary, all compounded at a 4% annual growth rate until the date of death (3% growth rate if age 70 or older at the time of contract issue) plus any Purchase Payments less withdrawals recorded after the date of death (and any fees or charges applicable to such withdrawals).

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.


The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract at the then current value. If the Spousal Beneficiary continues the contract, we do not pay a death benefit to him or her.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death received by us in Good Order, we pay a lump sum death benefit by check to the Beneficiary's address of record.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.

BENEFICIARY CONTINUATION PROGRAMS

EXTENDED LEGACY PROGRAM

The Extended Legacy Program, if available, can allow a Beneficiary to an existing contract issued by the Company to take the death benefit amount in the form of withdrawals over a longer period of time, with the flexibility to withdraw more than the IRS required minimum distribution. The Beneficiary may elect the Extended Legacy Program on the Death Claim Form. The Extended Legacy Guide includes important information regarding the program offered to Beneficiaries on or after September 20, 2010. The Extended Legacy Guide may be requested from the Annuity Service Center.

We will send the Beneficiary a prospectus which describes the investment options and administrative features available under the Extended Legacy Program along with the Extended Legacy Guide. The prospectus that the Beneficiary will receive may be for a different product than the original Owner purchased. Upon election of the Extended Legacy Program, the contract continues in the original Owner's name for the benefit of the Beneficiary. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the Owner's death. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy Program if he/she has already elected another settlement option.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

There are certain restrictions applicable to the Extended Legacy Program. The Extended Legacy Program cannot be elected with rollover contracts from other companies. No Purchase Payments are permitted. Living Benefits and Death Benefits that may have been elected by the original Owner are not available and any charges associated with these features will no longer be deducted. In the event of the Beneficiary's death, any remaining contract value will be paid to the person(s) named by the Beneficiary. The contract may not be assigned and ownership may not be changed or jointly owned.

We may offer Variable Portfolios currently available under the Separate Account to the Beneficiary upon election of the Extended Legacy Program. These Variable Portfolios may differ from those available to the original Owner; in addition, the Variable Portfolios may be of a different share class subject to higher 12b-1 fees. The Beneficiary may transfer funds among the Variable Portfolios. Any Fixed Accounts that may have been available to the original Owner will no longer be available for investment to the Beneficiary.

If the Beneficiary elects the Extended Legacy Program, we will charge a lower annual Separate Account Charge of 1.15%. This charge is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. The Beneficiary may withdraw all or a portion of the contract value at any time and withdrawals are not subject to withdrawal charges. Additionally, the Beneficiary may choose to participate in the Systematic Withdrawal Program and the Automatic Asset Rebalancing Program.

Beneficiaries that elected the Extended Legacy Program prior to September 20, 2010 will continue to be charged the same Separate Account Charge as described above under SEPARATE ACCOUNT EXPENSES and will continue to be offered the same Variable Portfolios available in this prospectus.

5-YEAR SETTLEMENT OPTION

The Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by December 31st of the year containing the fifth anniversary of death. For IRAs, the 5-year settlement option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).

PLEASE CONSULT A QUALIFIED ADVISER REGARDING TAX IMPLICATIONS ABOUT YOUR PARTICULAR CIRCUMSTANCES IF YOU ARE CONSIDERING ONE OF THESE BENEFICIARY CONTINUATION OPTIONS.

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                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The mortality and expense risk charge and distribution expense charge is 1.52% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

-----------------------------------------------------------------------
  YEARS SINCE
    PURCHASE
PAYMENT RECEIPT    1      2      3      4      5      6      7      8+
-----------------------------------------------------------------------
   WITHDRAWAL
     CHARGE        7%     6%     5%     4%     3%     2%     1%     0%
-----------------------------------------------------------------------


When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Fund. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Certain Underlying Funds available in this product assess a 12b-1 fee of 0.25% of the average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

In addition, the 0.25% annualized fee, applicable to the Class 2 shares of American Funds Insurance Series, Series II shares of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and Class 3 shares of SunAmerica Series Trust, is generally used to pay financial intermediaries for services provided over the life of your contract.

The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE

We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year.

PREMIUM TAX

Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

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            PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and SunAmerica Capital Services, Inc. ("SACS"), the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.00% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 0.00% of contract value annually.

The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.

ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.

These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.

If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.

We provide a list of firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2011 in the Statement of Additional Information which is available upon request.

We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.

Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.

NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

PAYMENTS WE RECEIVE

We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.

We generally receive three kinds of payments described below.

RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds. These fees are deducted directly from the assets of the Underlying Funds. PLEASE SEE EXPENSES ABOVE.


ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, a wholly-owned subsidiary of AGL, are not expected to exceed 0.50% annually based on assets under management.


OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser's, subadviser's or distributor's participation.

In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

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                             ANNUITY INCOME OPTIONS
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THE INCOME PHASE

WHAT IS THE INCOME PHASE?

During the Income Phase, we use the money accumulated in your contract to make regular payments to you. This is known as "annuitizing" your contract. At this point, the Accumulation Phase ends. You will no longer be able to take withdrawals of contract value and all other features and benefits of your contract will terminate, including your ability to surrender your contract.

BEGINNING THE INCOME PHASE IS AN IMPORTANT EVENT. YOU HAVE DIFFERENT OPTIONS AVAILABLE TO YOU. YOU SHOULD DISCUSS YOUR OPTIONS WITH YOUR FINANCIAL REPRESENTATIVE AND/OR TAX ADVISOR SO THAT TOGETHER YOU MAY MAKE THE BEST DECISION FOR YOUR PARTICULAR CIRCUMSTANCES.

WHEN DOES THE INCOME PHASE BEGIN?

Generally, you can annuitize your contract any time after your second contract anniversary ("Annuity Date") and on or before the Latest Annuity Date, defined below, by completing and mailing the Annuity Option Selection Form to our Annuity Service Center.

If you do not request to annuitize your contract on the Annuity Date of your choice, your contract will be annuitized on the Latest Annuity Date, except as specified below. Your Latest Annuity Date is defined as the first business day of the month following your 90th birthday. If your contract is jointly owned, the Latest Annuity Date is based on the older owner's date of birth.

HOW DO I ELECT TO BEGIN THE INCOME PHASE?

First, you must select one of the annuity income payment options, listed below, that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your contract will be annuitized in accordance with the default annuity income payment option specified under Annuity Income Payment Options below.


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

WHAT IS THE IMPACT ON MY DEATH BENEFIT WHEN MY CONTRACT IS ANNUITIZED?

Upon annuitizing the contract, the death benefit will terminate. PLEASE SEE DEATH BENEFITS ABOVE.

CAN I EXTEND THE ACCUMULATION PHASE PAST THE LATEST ANNUITY DATE?

If you do not begin the Income Phase earlier, annuity income payments must begin on your Latest Annuity Date. We may offer you the opportunity to extend your Accumulation Phase up to age 95 at our sole discretion. Currently, we allow extensions of the Accumulation Phase, in one-year increments ("Extension Periods"), provided your contract is eligible for an Extension Period as described below.

If you enter an Extension Period, your contract remains in the Accumulation Phase, you retain all current benefits, and can choose to surrender or annuitize in the future. If you do not wish to enter or continue an Extension Period, you can elect to annuitize by mailing a completed Annuity Option Selection Form to our Annuity Service Center. Accepting our offer to extend the Accumulation Phase does not preclude you from requesting to annuitize your contract prior to the end of the Extension Period.

EXTENSION PERIODS WILL NOT BE OFFERED BEYOND THE FIRST BUSINESS DAY OF THE MONTH FOLLOWING YOUR 95TH BIRTHDAY. If your Accumulation Phase is extended to the first business day of the month following your 95th birthday but you have not selected an Annuity Payout Option by that date, we will automatically annuitize your contract using the default option specified below.

We will contact you prior to your Latest Annuity Date to inform you of Extension Periods, if available. Currently, you may be eligible for an Extension Period provided you do not have a Leveraged Death Benefit. A Leveraged Death Benefit is determined as follows:

     (1) a withdrawal is taken after May 2, 2011(unless taken as a systematic withdrawal of the RMD for this contract); and

     (2) the death benefit to contract value ratio is 300% or more, on the date we determine eligibility for an Extension Period.

If we determine you are no longer eligible for an Extension Period due to having a Leveraged Death Benefit, as defined above, we will not allow any extensions of your Accumulation Phase. We will then annuitize your contract on the first business day of the month following the end of the current Extension Period in accordance with the default annuity income payment option specified below and in your contract. You may select another annuity income payment option so long as you notify us in writing at least 30 days prior to that date.

We reserve the right, at our sole discretion, to refuse to offer Extension Periods, regardless of whether we may have granted Extension Periods in the past to you or other similarly situated contract owners.

ANNUITY INCOME OPTIONS

You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. In most contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.

If the contract is owned by a non-natural Owner, the Annuitant cannot be changed after the contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.


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

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

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                                      TAXES
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THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS BASED ON THE
INTERNAL REVENUE CODE

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

("IRC"), TREASURY REGULATIONS AND INTERPRETATIONS EXISTING AS OF THE DATE OF THIS PROSPECTUS AND GENERALLY DOES NOT ADDRESS STATE OR LOCAL TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE, NOR DOES IT INCLUDE ALL THE FEDERAL TAX RULES THAT MAY AFFECT YOU AND YOUR CONTRACT. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES FROM A QUALIFIED TAX ADVISOR. WE DO NOT GUARANTEE THE TAX STATUS OR TREATMENT OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. FEDERAL INCOME TAX TREATMENT OF THE CONTRACT IS SOMETIMES UNCERTAIN AND CONGRESS, THE INTERNAL REVENUE SERVICE ("IRS") AND/OR THE COURTS MAY MODIFY TAX LAWS AND TREATMENT RETROACTIVELY. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The IRC provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investment arrangements that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under an employer-sponsored retirement plan, or an Individual Retirement Account or Annuity ("IRA"), your contract is referred to as a Non-Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your Non-Qualified contract.

If you purchase your contract under a qualified employer-sponsored retirement plan or an IRA, your contract is referred to as a Qualified contract.

Examples of qualified plans or arrangements are: traditional (pre-tax) IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) deferred compensation plans. Typically, for employer plans and tax deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

AGGREGATION OF CONTRACTS

Federal tax rules generally require that all Non-Qualified contracts issued after October 21, 1988 by the same company to the same policyholder during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - under an immediate annuity contract;

     - when attributable to Purchase Payments made prior to August 14, 1982.

On March 30, 2010, the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see Contracts Owned by a Trust or Corporation). This new tax generally does not apply to Qualified contracts, however taxable distributions

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

from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a "1035 exchange").

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax amounts permitted under the employer's plan.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for qualifying higher education expenses or first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA) contract. Generally, withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) severs employment with the employer;
(3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA contract as of December 31, 1988 are not subject to these restrictions except as otherwise imposed by the plan.

Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer's plan, generally are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred to a contract with lesser IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the Code, regulations, IRS pronouncements, and other applicable legal authorities.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. Subsequent IRS guidance and/or the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premiums (including contributions, transfers and exchanges) into new or existing 403(b) contracts. You may wish to discuss the new regulations and/or the general information above with your tax adviser.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In

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

addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

REQUIRED MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you choose to delay your first distribution until the year after the year in which you reach 70 1/2 or separate from service, as applicable, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.

If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information. You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and/or living benefits. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax adviser.

TAX TREATMENT OF DEATH BENEFITS

The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.

Enhanced death benefits are used as investment protection and are not expected to rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2, unless another exception applies.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation or other owner that is not a natural person ("Non-Natural Owner") that is considering purchasing this contract should consult a tax adviser.

Generally, the IRC does not confer tax-deferred status upon a Non-Qualified contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract's value in excess of the owner's cost basis, and the contract's cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

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                                OTHER INFORMATION
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THE DISTRIBUTOR

SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). No underwriting fees are retained by SACS in connection with the distribution of the contracts.

THE COMPANY




American General Life Insurance Company ("AGL") is a stock life insurance company organized under the laws of the state of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL. Accordingly, all references in the prospectus to SunAmerica Annuity as the issuer of the Contracts and owner of the separate account assets are amended to refer to AGL.



The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from SunAmerica Annuity to AGL. You will receive a contract endorsement from AGL that reflects the change from SunAmerica Annuity to AGL. The Merger also did not result in any adverse tax consequences for any contract Owners.



Until we update all the forms to reflect the SunAmerica Annuity merger into AGL, we may provide you with forms, statements or reports that still reflect SunAmerica Annuity as the issuer. You may also contact AGL at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone
Number: (800) 445-7862.


OWNERSHIP STRUCTURE OF THE COMPANY


AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



AGL is regulated for the benefit of policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.



AIG is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.



On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.


The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. For information on how to locate these documents, SEE FINANCIAL STATEMENTS, BELOW.

OPERATION OF THE COMPANY


The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.



The Company is exposed to market risk, interest rate risk, contract owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the Company's financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.


The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.

THE SEPARATE ACCOUNT


Before December 31, 2012, Variable Separate Account was a separate account of SunAmerica Annuity, originally established under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, Variable Separate Account was transferred to and became a separate account of AGL under Texas law. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes.


The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The

Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.


You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract Owners.


THE GENERAL ACCOUNT

Obligations that are paid out of the Company's general account ("General Account") include any amounts you have allocated to available Fixed Accounts, including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.

The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.

GUARANTEE OF INSURANCE OBLIGATIONS

The Company's insurance policy obligations for individual and group contracts issued prior to December 29, 2006 at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home" or "Guarantor").

As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts or certificates with a date of issue later than the Point of Termination. The Guarantee will continue to cover individual contracts, individual certificates and group unallocated contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts or certificates are satisfied in full. Insurance obligations include, without limitation, contract value invested in any available Fixed Accounts, death benefits, living benefits and annuity income options. The Guarantee does not guarantee contract value or the investment performance of the Variable Portfolios available under the contracts. The Guarantee provides that individual contract owners, individual certificate holders and group unallocated contract owners with a date of issue earlier than the Point of Termination can enforce the Guarantee directly.


Guarantees for contracts and certificates issued prior to the Merger will continue after the Merger. As a result, the Merger of SunAmerica Annuity into AGL will not impact the insurance obligations under the Guarantee. PLEASE SEE THE COMPANY ABOVE FOR MORE DETAILS REGARDING THE MERGER.


American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home, an affiliate of the Company, is an indirect wholly owned subsidiary of American International Group.

FINANCIAL STATEMENTS

The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTOR

The financial statements of the Company and the Separate Account are required to be made available because you must look to those entities directly to satisfy our obligations to you under the Contract. The financial statements of the Guarantor are provided in relation to its ability to meet its obligations under the Guarantee. PLEASE SEE GUARANTEE OF INSURANCE OBLIGATIONS ABOVE.

INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS

The financial statements of the Company, Separate Account, Guarantor and AIG are available by requesting a free copy of the Statement of Additional Information by calling (800) 445-7862 or by using the request form on the last page of this prospectus.


We encourage both existing and prospective contract Owners to read and understand the financial statements.


You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comments, questions or service requests.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.

LEGAL PROCEEDINGS


The Company has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, the Company, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to the Company or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. The Company is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.



Although the Company has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. The Company believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.



In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.



In addition, the Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.

There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.


REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, American Home, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI is listed below.


Separate Account and the Company
General Account
Performance Data
Annuity Income Payments
Annuity Unit Values
Taxes
Broker-Dealer Firms Receiving Revenue Sharing
  Payments
Distribution of Contracts
Financial Statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     FISCAL         FISCAL        FISCAL        FISCAL        FISCAL
                                      YEAR           YEAR          YEAR          YEAR          YEAR
                                     ENDED          ENDED          ENDED         ENDED         ENDED
VARIABLE PORTFOLIOS                 12/31/02       12/31/03      12/31/04      12/31/05      12/31/06
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
AGGRESSIVE GROWTH - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV...............    $    13.648    $    10.123    $   12.807    $   14.731    $   15.776
  Ending AUV..................    $    10.123    $    12.807    $   14.731    $   15.776    $   17.604
  Ending Number of AUs........      3,859,066      3,365,257     2,725,977     2,015,309     1,582,523
------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV...............    $    32.621    $    22.076    $   27.355    $   29.082    $   33.404
  Ending AUV..................    $    22.076    $    27.355    $   29.082    $   33.404    $   33.154
  Ending Number of AUs........     13,964,463     11,235,813     8,466,390     6,474,318     4,956,480
------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH - AFIS Class 2 Shares
(Inception Date - 12/13/04)
  Beginning AUV...............            N/A            N/A    $   15.858    $   16.310    $   18.324
  Ending AUV..................            N/A            N/A    $   16.310    $   18.324    $   21.736
  Ending Number of AUs........            N/A            N/A        82,415       882,767     1,440,818
------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH - AFIS Class 2 Shares
(Inception Date - 12/13/04)
  Beginning AUV...............            N/A            N/A    $   15.869    $   16.252    $   18.599
  Ending AUV..................            N/A            N/A    $   16.252    $   18.599    $   20.190
  Ending Number of AUs........            N/A            N/A       118,976     1,205,688     1,530,560
------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH-INCOME - AFIS Class 2 Shares
(Inception Date - 12/13/04)
  Beginning AUV...............            N/A            N/A    $   15.259    $   15.434    $   16.088
  Ending AUV..................            N/A            N/A    $   15.434    $   16.088    $   18.254
  Ending Number of AUs........            N/A            N/A       227,609     1,755,538     2,290,455
------------------------------------------------------------------------------------------------------
ASSET ALLOCATION - AST Class 1 Shares
(Inception Date - 7/1/93)
  Beginning AUV...............    $    18.614    $    16.951    $   20.546    $   22.327    $   23.083
  Ending AUV..................    $    16.951    $    20.546    $   22.327    $   23.083    $   25.309
  Ending Number of AUs........     12,367,191     10,712,980     8,970,299     7,226,122     5,920,772
------------------------------------------------------------------------------------------------------
BALANCED - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV ..............    $    15.021    $    12.550    $   14.229    $   14.964    $   15.017
  Ending AUV..................    $    12.550    $    14.229    $   14.964    $   15.017    $   16.398
  Ending Number of AUs........      3,097,121      2,587,745     2,011,976     1,454,137     1,135,787
------------------------------------------------------------------------------------------------------
BLUE CHIP GROWTH - SAST Class 1 Shares
(Inception Date - 7/6/00)
  Beginning AUV...............    $     6.692    $     4.661    $    5.785    $    5.996    $    6.056
  Ending AUV..................    $     4.661    $     5.785    $    5.996    $    6.056    $    6.357
  Ending Number of AUs........        623,099      1,284,704       959,911       722,842       515,466
------------------------------------------------------------------------------------------------------
CAPITAL APPRECIATION - AST Class 1 Shares
(Inception Date - 2/12/93)
  Beginning AUV ..............    $    33.864    $    25.794    $   33.598    $   36.106    $   39.703
  Ending AUV..................    $    25.794    $    33.598    $   36.106    $   39.703    $   43.571
  Ending Number of AUs........     12,967,020     11,109,195     9,247,066     7,318,524     5,841,833
------------------------------------------------------------------------------------------------------
CAPITAL GROWTH - SAST Class 1 Shares
(Inception Date - 7/5/00)
  Beginning AUV...............    $     7.173    $     5.080    $    6.266    $    6.975    $    7.117
  Ending AUV..................    $     5.080    $     6.266    $    6.975    $    7.117    $    8.177
  Ending Number of AUs........        766,129        532,596       524,271       306,087       269,018
------------------------------------------------------------------------------------------------------
CASH MANAGEMENT - SAST Class 1 Shares
(Inception Date - 4/1/99)
  Beginning AUV...............    $    13.062    $    13.040    $   12.929    $   12.838    $   12.997
  Ending AUV..................    $    13.040    $    12.929    $   12.838    $   12.997    $   13.394
  Ending Number of AUs........      8,636,103      4,532,301     3,087,906     2,594,295     2,586,867
------------------------------------------------------------------------------------------------------
CORPORATE BOND - SAST Class 1 Shares
(Inception Date - 7/1/93)
  Beginning AUV...............    $    13.972    $    14.788    $   16.304    $   17.153    $   17.217
  Ending AUV..................    $    14.788    $    16.304    $   17.153    $   17.217    $   17.951
  Ending Number of AUs........      4,120,549      3,584,544     2,726,388     2,315,006     1,938,430
------------------------------------------------------------------------------------------------------
                                    FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                                     YEAR          YEAR          YEAR          YEAR          YEAR
                                     ENDED         ENDED         ENDED         ENDED         ENDED
VARIABLE PORTFOLIOS                12/31/07      12/31/08      12/31/09      12/31/10      12/31/11
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
AGGRESSIVE GROWTH - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV...............    $   17.604    $   17.254    $    8.048    $   11.136    $   13.288
  Ending AUV..................    $   17.254    $    8.048    $   11.136    $   13.288    $   12.829
  Ending Number of AUs........     1,206,377       924,045       742,679       647,250       562,710
----------------------------------------------------------------------------------------------------
ALLIANCE GROWTH - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV...............    $   33.154    $   37.424    $   21.843    $   30.342    $   32.944
  Ending AUV..................    $   37.424    $   21.843    $   30.342    $   32.944    $   31.701
  Ending Number of AUs........     3,694,268     2,946,507     2,393,747     2,038,398     1,764,061
----------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH - AFIS Class 2 Shares
(Inception Date - 12/13/04)
  Beginning AUV...............    $   21.736    $   24.587    $   14.919    $   20.911    $   23.014
  Ending AUV..................    $   24.587    $   14.919    $   20.911    $   23.014    $   20.653
  Ending Number of AUs........     1,588,942     1,357,950     1,252,605     1,104,290       935,133
----------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH - AFIS Class 2 Shares
(Inception Date - 12/13/04)
  Beginning AUV...............    $   20.190    $   22.342    $   12.329    $   16.929    $   19.788
  Ending AUV..................    $   22.342    $   12.329    $   16.929    $   19.788    $   18.656
  Ending Number of AUs........     1,536,614     1,368,306     1,292,760     1,107,069       935,652
----------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH-INCOME - AFIS Class 2 Shares
(Inception Date - 12/13/04)
  Beginning AUV...............    $   18.254    $   18.886    $   11.561    $   14.944    $   16.399
  Ending AUV..................    $   18.886    $   11.561    $   14.944    $   16.399    $   15.856
  Ending Number of AUs........     2,474,748     2,357,756     2,197,805     1,924,350     1,674,135
----------------------------------------------------------------------------------------------------
ASSET ALLOCATION - AST Class 1 Shares
(Inception Date - 7/1/93)
  Beginning AUV...............    $   25.309    $   27.031    $   20.487    $   24.678    $   27.673
  Ending AUV..................    $   27.031    $   20.487    $   24.678    $   27.673    $   27.508
  Ending Number of AUs........     4,894,520     3,972,394     3,453,250     3,033,007     2,629,416
----------------------------------------------------------------------------------------------------
BALANCED - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV ..............    $   16.398    $   17.023    $   12.425    $   15.179    $   16.719
  Ending AUV..................    $   17.023    $   12.425    $   15.179    $   16.719    $   16.841
  Ending Number of AUs........       951,984       755,684       654,678       608,427       543,906
----------------------------------------------------------------------------------------------------
BLUE CHIP GROWTH - SAST Class 1 Shares
(Inception Date - 7/6/00)
  Beginning AUV...............    $    6.357    $    7.142    $    4.290    $    5.782    $    6.408
  Ending AUV..................    $    7.142    $    4.290    $    5.782    $    6.408    $    5.958
  Ending Number of AUs........       488,453       286,271       290,515       239,332       271,776
----------------------------------------------------------------------------------------------------
CAPITAL APPRECIATION - AST Class 1 Shares
(Inception Date - 2/12/93)
  Beginning AUV ..............    $   43.571    $   54.805    $   32.197    $   43.370    $   52.425
  Ending AUV..................    $   54.805    $   32.197    $   43.370    $   52.425    $   47.995
  Ending Number of AUs........     4,728,422     3,718,695     3,029,676     2,608,269     2,236,598
----------------------------------------------------------------------------------------------------
CAPITAL GROWTH - SAST Class 1 Shares
(Inception Date - 7/5/00)
  Beginning AUV...............    $    8.177    $    9.145    $    4.939    $    6.981    $    7.510
  Ending AUV..................    $    9.145    $    4.939    $    6.981    $    7.510    $    7.299
  Ending Number of AUs........       247,001       189,685       263,957       197,729       190,760
----------------------------------------------------------------------------------------------------
CASH MANAGEMENT - SAST Class 1 Shares
(Inception Date - 4/1/99)
  Beginning AUV...............    $   13.394    $   13.787    $   13.740    $   13.539    $   13.303
  Ending AUV..................    $   13.787    $   13.740    $   13.539    $   13.303    $   13.066
  Ending Number of AUs........     3,096,459     3,875,206     1,920,068     1,464,720     1,209,347
----------------------------------------------------------------------------------------------------
CORPORATE BOND - SAST Class 1 Shares
(Inception Date - 7/1/93)
  Beginning AUV...............    $   17.951    $   18.648    $   16.938    $   21.850    $   23.881
  Ending AUV..................    $   18.648    $   16.938    $   21.850    $   23.881    $   25.029
  Ending Number of AUs........     1,740,272     1,455,800     1,431,581     1,284,716     1,081,379
----------------------------------------------------------------------------------------------------


                 AU - Accumulation Unit
                 AUV - Accumulation Unit Value

                                     FISCAL         FISCAL         FISCAL         FISCAL         FISCAL
                                      YEAR           YEAR           YEAR           YEAR           YEAR
                                     ENDED          ENDED          ENDED          ENDED          ENDED
VARIABLE PORTFOLIOS                 12/31/02       12/31/03       12/31/04       12/31/05       12/31/06
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
DAVIS VENTURE VALUE - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV...............    $    26.245    $    21.522    $    28.218    $    31.548    $    34.369
  Ending AUV..................    $    21.522    $    28.218    $    31.548    $    34.369    $    39.032
  Ending Number of AUs........     27,710,437     23,778,082     19,699,315     15,810,720     12,766,889
---------------------------------------------------------------------------------------------------------
"DOGS" OF WALL STREET - SAST Class 1 Shares
(Inception Date - 4/1/98)
  Beginning AUV...............    $     9.692    $     8.919    $    10.544    $    11.385    $    10.906
  Ending AUV..................    $     8.919    $    10.544    $    11.385    $    10.906    $    13.067
  Ending Number of AUs........      1,725,057      1,186,271        996,071        709,499        608,240
---------------------------------------------------------------------------------------------------------
EMERGING MARKETS - SAST Class 1 Shares
(Inception Date - 6/2/97)
  Beginning AUV...............    $     6.539    $     5.980    $     8.988    $    11.022    $    14.894
  Ending AUV..................    $     5.980    $     8.988    $    11.022    $    14.894    $    19.234
  Ending Number of AUs........      1,842,788      1,938,475      1,464,900      1,684,079      1,349,215
---------------------------------------------------------------------------------------------------------
EQUITY OPPORTUNITIES - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV...............    $    16.381    $    12.944    $    16.264    $    17.603    $    18.148
  Ending AUV..................    $    12.944    $    16.264    $    17.603    $    18.148    $    20.859
  Ending Number of AUs........      4,111,291      3,571,023      3,044,308      2,177,401      1,590,377
---------------------------------------------------------------------------------------------------------
FUNDAMENTAL GROWTH - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV ..............    $    19.097    $    13.832    $    16.896    $    17.473    $    18.253
  Ending AUV .................    $    13.832    $    16.896    $    17.473    $    18.253    $    19.018
  Ending Number of AUs .......      6,135,245      4,973,092      3,851,725      2,925,714      2,238,069
---------------------------------------------------------------------------------------------------------
GLOBAL BOND - SAST Class 1 Shares
(Inception Date - 7/1/93)
  Beginning AUV...............    $    15.678    $    16.361    $    16.687    $    17.087    $    17.601
  Ending AUV..................    $    16.361    $    16.687    $    17.087    $    17.601    $    18.006
  Ending Number of AUs........      3,050,578      2,526,214      1,908,356      1,624,976      1,302,586
---------------------------------------------------------------------------------------------------------
GLOBAL EQUITIES - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV...............    $    17.472    $    12.588    $    15.688    $    17.285    $    19.712
  Ending AUV..................    $    12.588    $    15.688    $    17.285    $    19.712    $    24.050
  Ending Number of AUs........      8,408,886      6,864,728      5,525,783      4,439,169      3,639,805
---------------------------------------------------------------------------------------------------------
GOVERNMENT AND QUALITY BOND - AST Class 1 Shares
(Inception Date - 2/22/93)
  Beginning AUV ..............    $    15.330    $    16.504    $    16.664    $    16.972    $    17.157
  Ending AUV..................    $    16.504    $    16.664    $    16.972    $    17.157    $    17.456
  Ending Number of AUs........     12,506,349      8,517,535      5,914,406      4,832,749      3,825,324
---------------------------------------------------------------------------------------------------------
GROWTH - AST Class 1 Shares
(Inception Date - 2/19/93)
  Beginning AUV...............    $    27.208    $    20.859    $    26.692    $    29.142    $    30.747
  Ending AUV..................         20.859    $    26.692    $    29.142    $    30.747    $    34.307
  Ending Number of AUs........      5,930,401      5,354,634      4,523,861      3,533,643      2,816,114
---------------------------------------------------------------------------------------------------------
GROWTH-INCOME - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV...............    $    26.847    $    20.850    $    25.801    $    28.342    $    29.924
  Ending AUV..................    $    20.850    $    25.801    $    28.342    $    29.924    $    31.663
  Ending Number of AUs........     15,286,743     12,832,440     10,327,437      7,666,042      5,948,910
---------------------------------------------------------------------------------------------------------
GROWTH OPPORTUNITIES - SAST Class 1 Shares
(Inception Date - 7/6/00)
  Beginning AUV...............    $     5.807    $     3.443    $     4.577    $     4.786    $     5.074
  Ending AUV..................    $     3.443    $     4.577    $     4.786    $     5.074    $     5.670
  Ending Number of AUs........        688,859      1,694,398        937,420        725,381        851,102
---------------------------------------------------------------------------------------------------------
HIGH-YIELD BOND - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV ..............    $    12.511    $    11.607    $    15.041    $    17.401    $    18.658
  Ending AUV .................    $    11.607    $    15.041    $    17.401    $    18.658    $    21.072
  Ending Number of AUs .......      6,642,631      6,473,266      4,771,505      3,637,754      2,988,727
---------------------------------------------------------------------------------------------------------
                                     FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                                      YEAR          YEAR          YEAR          YEAR          YEAR
                                     ENDED          ENDED         ENDED         ENDED         ENDED
VARIABLE PORTFOLIOS                 12/31/07      12/31/08      12/31/09      12/31/10      12/31/11
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
DAVIS VENTURE VALUE - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV...............    $    39.032    $   40.618    $   24.739    $   32.530    $   35.942
  Ending AUV..................    $    40.618    $   24.739    $   32.530    $   35.942    $   33.903
  Ending Number of AUs........     10,366,815     8,114,937     6,612,473     5,586,165     4,655,139
-----------------------------------------------------------------------------------------------------
"DOGS" OF WALL STREET - SAST Class 1 Shares
(Inception Date - 4/1/98)
  Beginning AUV...............    $    13.067    $   12.621    $    9.125    $   10.799    $   12.415
  Ending AUV..................    $    12.621    $    9.125    $   10.799    $   12.415    $   13.779
  Ending Number of AUs........        426,282       324,509       319,103       322,532       361,993
-----------------------------------------------------------------------------------------------------
EMERGING MARKETS - SAST Class 1 Shares
(Inception Date - 6/2/97)
  Beginning AUV...............    $    19.234    $   26.784    $   11.444    $   19.913    $   23.244
  Ending AUV..................    $    26.784    $   11.444    $   19.913    $   23.244    $   16.921
  Ending Number of AUs........      1,242,706       747,330       771,388       670,160       542,417
-----------------------------------------------------------------------------------------------------
EQUITY OPPORTUNITIES - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV...............    $    20.859    $   20.567    $   12.463    $   16.215    $   18.699
  Ending AUV..................    $    20.567    $   12.463    $   16.215    $   18.699    $   18.398
  Ending Number of AUs........      1,207,846       873,699       684,878       594,668       499,699
-----------------------------------------------------------------------------------------------------
FUNDAMENTAL GROWTH - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV ..............    $    19.018    $   21.569    $   11.718    $   15.694    $   18.085
  Ending AUV .................    $    21.569    $   11.718    $   15.694    $   18.085    $   16.836
  Ending Number of AUs .......      1,729,296     1,396,406     1,200,535     1,037,036       895,917
-----------------------------------------------------------------------------------------------------
GLOBAL BOND - SAST Class 1 Shares
(Inception Date - 7/1/93)
  Beginning AUV...............    $    18.006    $   19.753    $   20.557    $   21.765    $   22.783
  Ending AUV..................    $    19.753    $   20.557    $   21.765    $   22.783    $   23.730
  Ending Number of AUs........      1,182,008     1,102,476       970,309       907,680       811,374
-----------------------------------------------------------------------------------------------------
GLOBAL EQUITIES - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV...............    $    24.050    $   26.498    $   14.774    $   18.829    $   21.204
  Ending AUV..................    $    26.498    $   14.774    $   18.829    $   21.204    $   18.715
  Ending Number of AUs........      3,016,136     2,334,206     1,951,811     1,696,834     1,464,392
-----------------------------------------------------------------------------------------------------
GOVERNMENT AND QUALITY BOND - AST Class 1 Shares
(Inception Date - 2/22/93)
  Beginning AUV ..............    $    17.456    $   18.274    $   18.779    $   19.284    $   19.940
  Ending AUV..................    $    18.274    $   18.779    $   19.284    $   19.940    $   21.032
  Ending Number of AUs........      3,264,075     3,405,923     2,661,495     2,301,839     1,855,596
-----------------------------------------------------------------------------------------------------
GROWTH - AST Class 1 Shares
(Inception Date - 2/19/93)
  Beginning AUV...............    $    34.307    $   37.234    $   21.849    $   29.782    $   33.482
  Ending AUV..................    $    37.234    $   21.849    $   29.782    $   33.482    $   30.915
  Ending Number of AUs........      2,230,912     1,725,987     1,446,214     1,217,185     1,011,683
-----------------------------------------------------------------------------------------------------
GROWTH-INCOME - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV...............    $    31.663    $   34.653    $   19.486    $   24.600    $   27.015
  Ending AUV..................    $    34.653    $   19.486    $   24.600    $   27.015    $   28.827
  Ending Number of AUs........      4,585,643     3,660,359     2,909,688     2,499,568     2,098,785
-----------------------------------------------------------------------------------------------------
GROWTH OPPORTUNITIES - SAST Class 1 Shares
(Inception Date - 7/6/00)
  Beginning AUV...............    $     5.670    $    6.789    $    4.287    $    4.994    $    6.115
  Ending AUV..................    $     6.789    $    4.287    $    4.994    $    6.115    $    5.880
  Ending Number of AUs........      1,013,060       713,143       636,505       710,805       654,449
-----------------------------------------------------------------------------------------------------
HIGH-YIELD BOND - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV ..............    $    21.072    $   21.041    $   14.060    $   19.667    $   22.199
  Ending AUV .................    $    21.041    $   14.060    $   19.667    $   22.199    $   22.799
  Ending Number of AUs .......      1,987,312     1,653,806     1,562,679     1,300,895     1,125,322
-----------------------------------------------------------------------------------------------------


                 AU - Accumulation Unit
                 AUV - Accumulation Unit Value

                                    FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                                     YEAR          YEAR          YEAR          YEAR          YEAR
                                     ENDED         ENDED         ENDED         ENDED         ENDED
VARIABLE PORTFOLIOS                12/31/02      12/31/03      12/31/04      12/31/05      12/31/06
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV ..............    $   10.196    $    7.175    $    9.314    $   10.686    $   11.975
  Ending AUV .................    $    7.175    $    9.314    $   10.686    $   11.975    $   14.561
  Ending Number of AUs .......     9,350,017     8,305,186     6,530,370     5,125,221     4,216,881
----------------------------------------------------------------------------------------------------
INTERNATIONAL GROWTH & INCOME - SAST Class 1 Shares
(Inception Date - 6/2/97)
  Beginning AUV ..............    $   10.743    $    8.367    $   11.283    $   13.431    $   15.119
  Ending AUV .................    $    8.367    $   11.283    $   13.431    $   15.119    $   18.918
  Ending Number of AUs .......     3,572,948     3,402,233     3,469,359     2,937,115     2,807,760
----------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. COMSTOCK FUND, SERIES II SHARES*
(Inception Date - 12/13/04)
  Beginning AUV...............           N/A           N/A    $   11.844    $   12.064    $   12.371
  Ending AUV..................           N/A           N/A    $   12.064    $   12.371    $   14.139
  Ending Number of AUs........           N/A           N/A       164,507     1,307,755     1,480,753
----------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. GROWTH AND INCOME FUND, SERIES II SHARES*
(Inception Date - 12/13/04)
  Beginning AUV...............           N/A           N/A    $   12.276    $   12.520    $   13.529
  Ending AUV..................           N/A           N/A    $   12.520    $   13.529    $   15.454
  Ending Number of AUs........           N/A           N/A        67,679       782,578       996,289
----------------------------------------------------------------------------------------------------
LORD ABBETT GROWTH AND INCOME - LASF Class VC Shares
(Inception Date - 12/14/04)
  Beginning AUV...............           N/A           N/A    $   11.559    $   11.713    $   11.911
  Ending AUV..................           N/A           N/A    $   11.713    $   11.911    $   13.758
  Ending Number of AUs........           N/A           N/A        73,046       701,468     1,037,446
----------------------------------------------------------------------------------------------------
MFS MASSACHUSETTS INVESTORS TRUST - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV ..............    $   19.203    $   14.944    $   18.028    $   19.863    $   21.074
  Ending AUV .................    $   14.944    $   18.028    $   19.863    $   21.074    $   23.492
  Ending Number of AUs .......     6,211,054     5,394,233     4,466,716     3,571,312     2,799,568
----------------------------------------------------------------------------------------------------
MFS TOTAL RETURN - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV ..............    $   21.225    $   19.891    $   22.894    $   25.099    $   25.473
  Ending AUV .................    $   19.891    $   22.894    $   25.099    $   25.473    $   28.098
  Ending Number of AUs .......     7,303,764     7,039,810     6,210,303     5,113,105     4,048,502
----------------------------------------------------------------------------------------------------
MID-CAP GROWTH - SAST Class 1 Shares
(Inception Date - 4/1/99)
  Beginning AUV ..............    $   13.420    $    6.982    $    9.438    $   10.605    $   10.778
  Ending AUV .................    $    6.982    $    9.438    $   10.605    $   10.778    $   10.888
  Ending Number of AUs .......     2,450,117     3,084,734     2,600,074     1,887,826     1,365,978
----------------------------------------------------------------------------------------------------
NATURAL RESOURCES - AST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV...............    $   14.327    $   15.293    $   22.251    $   27.405    $   39.440
  Ending AUV..................    $   15.293    $   22.251    $   27.405    $   39.440    $   48.529
  Ending Number of AUs........     1,786,931     1,512,462     1,420,065     1,387,260     1,145,447
----------------------------------------------------------------------------------------------------
REAL ESTATE - SAST Class 1 Shares
(Inception Date - 6/2/97)
  Beginning AUV ..............    $   11.339    $   11.860    $   16.120    $   21.364    $   23.839
  Ending AUV .................    $   11.860    $   16.120    $   21.364    $   23.839    $   31.578
  Ending Number of AUs .......     2,120,452     2,102,028     1,858,143     1,450,749     1,277,108
----------------------------------------------------------------------------------------------------
TECHNOLOGY - SAST Class 1 Shares
(Inception Date - 7/5/00)
  Beginning AUV...............    $    3.452    $    1.722    $    2.557    $    2.455    $    2.413
  Ending AUV..................    $    1.722    $    2.557    $    2.455    $    2.413    $    2.403
  Ending Number of AUs........     1,580,445     3,536,147     2,232,746     1,461,202     1,219,351
----------------------------------------------------------------------------------------------------
                                    FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                                     YEAR          YEAR          YEAR          YEAR          YEAR
                                     ENDED         ENDED         ENDED         ENDED         ENDED
VARIABLE PORTFOLIOS                12/31/07      12/31/08      12/31/09      12/31/10      12/31/11
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV ..............    $   14.561    $   16.543    $    9.863    $   12.546    $   13.406
  Ending AUV .................    $   16.543    $    9.863    $   12.546    $   13.406    $   11.275
  Ending Number of AUs .......     3,534,182     2,808,822     2,262,856     1,932,447     1,627,759
----------------------------------------------------------------------------------------------------
INTERNATIONAL GROWTH & INCOME - SAST Class 1 Shares
(Inception Date - 6/2/97)
  Beginning AUV ..............    $   18.918    $   19.968    $   10.638    $   13.386    $   14.119
  Ending AUV .................    $   19.968    $   10.638    $   13.386    $   14.119    $   11.988
  Ending Number of AUs .......     2,443,493     1,532,318     1,161,738     1,002,102       848,567
----------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. COMSTOCK FUND, SERIES II SHARES*
(Inception Date - 12/13/04)
  Beginning AUV...............    $   14.139    $   13.601    $    8.600    $   10.877    $   12.394
  Ending AUV..................    $   13.601    $    8.600    $   10.877    $   12.394    $   11.949
  Ending Number of AUs........     1,275,615     1,073,115       951,184       812,740       706,910
----------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. GROWTH AND INCOME FUND, SERIES II SHARES*
(Inception Date - 12/13/04)
  Beginning AUV...............    $   15.454    $   15.605    $   10.419    $   12.736    $   14.073
  Ending AUV..................    $   15.605    $   10.419    $   12.736    $   14.073    $   13.547
  Ending Number of AUs........       988,568       835,052       662,876       599,779       533,529
----------------------------------------------------------------------------------------------------
LORD ABBETT GROWTH AND INCOME - LASF Class VC Shares
(Inception Date - 12/14/04)
  Beginning AUV...............    $   13.758    $   14.016    $    8.777    $   10.278    $   11.885
  Ending AUV..................    $   14.016    $    8.777    $   10.278    $   11.885    $   10.994
  Ending Number of AUs........       909,261       722,083       614,284       567,648       453,644
----------------------------------------------------------------------------------------------------
MFS MASSACHUSETTS INVESTORS TRUST - SAST Class 1 Shares
(Inception Date - 2/9/93)
  Beginning AUV ..............    $   23.492    $   25.584    $   17.024    $   21.251    $   23.272
  Ending AUV .................    $   25.584    $   17.024    $   21.251    $   23.272    $   22.483
  Ending Number of AUs .......     2,219,292     1,738,118     1,462,074     1,289,720     1,102,174
----------------------------------------------------------------------------------------------------
MFS TOTAL RETURN - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV ..............    $   28.098    $   28.848    $   22.156    $   25.854    $   28.020
  Ending AUV .................    $   28.848    $   22.156    $   25.854    $   28.020    $   28.129
  Ending Number of AUs .......     3,462,441     2,654,876     2,258,989     1,914,978     1,625,353
----------------------------------------------------------------------------------------------------
MID-CAP GROWTH - SAST Class 1 Shares
(Inception Date - 4/1/99)
  Beginning AUV ..............    $   10.888    $   12.541    $    6.996    $    9.814    $   12.126
  Ending AUV .................    $   12.541    $    6.996    $    9.814    $   12.126    $   11.234
  Ending Number of AUs .......     1,016,255       866,358       755,401       735,581       623,083
----------------------------------------------------------------------------------------------------
NATURAL RESOURCES - AST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV...............    $   48.529    $   67.013    $   33.134    $   51.584    $   59.037
  Ending AUV..................    $   67.013    $   33.134    $   51.584    $   59.037    $   46.364
  Ending Number of AUs........     1,013,485       740,102       641,815       528,343       455,128
----------------------------------------------------------------------------------------------------
REAL ESTATE - SAST Class 1 Shares
(Inception Date - 6/2/97)
  Beginning AUV ..............    $   31.578    $   26.640    $   14.721    $   18.818    $   22.221
  Ending AUV .................    $   26.640    $   14.721    $   18.818    $   22.221    $   23.670
  Ending Number of AUs .......       827,528       673,825       529,997       457,288       413,832
----------------------------------------------------------------------------------------------------
TECHNOLOGY - SAST Class 1 Shares
(Inception Date - 7/5/00)
  Beginning AUV...............    $    2.403    $    2.886    $    1.389    $    2.058    $    2.437
  Ending AUV..................    $    2.886    $    1.389    $    2.058    $    2.437    $    2.271
  Ending Number of AUs........     1,588,383       957,209     1,354,995     1,080,687       887,916
----------------------------------------------------------------------------------------------------


                 AU - Accumulation Unit
                 AUV - Accumulation Unit Value

                                    FISCAL        FISCAL        FISCAL        FISCAL       FISCAL
                                     YEAR          YEAR          YEAR          YEAR         YEAR
                                     ENDED         ENDED         ENDED         ENDED        ENDED
VARIABLE PORTFOLIOS                12/31/02      12/31/03      12/31/04      12/31/05     12/31/06
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
TELECOM UTILITY - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV...............    $   11.504    $    8.638    $   10.104    $   11.621    $ 12.192
  Ending AUV..................    $    8.638    $   10.104    $   11.621    $   12.192    $ 15.191
  Ending Number of AUs........     1,188,432       806,542       680,502       548,374     523,195
--------------------------------------------------------------------------------------------------
TOTAL RETURN BOND - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV...............    $   14.299    $   14.029    $   17.402    $   18.754    $ 19.822
  Ending AUV..................    $   14.029    $   17.402    $   18.754    $   19.822    $ 21.404
  Ending Number of AUs........     2,261,171     1,970,016     1,509,815     1,170,552     924,077
--------------------------------------------------------------------------------------------------
                                   FISCAL      FISCAL      FISCAL      FISCAL      FISCAL
                                    YEAR        YEAR        YEAR        YEAR        YEAR
                                    ENDED       ENDED       ENDED       ENDED       ENDED
VARIABLE PORTFOLIOS               12/31/07    12/31/08    12/31/09    12/31/10    12/31/11
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
TELECOM UTILITY - SAST Class 1 Shares
(Inception Date - 6/3/96)
  Beginning AUV...............    $ 15.191    $ 18.091    $ 11.146    $ 14.499    $ 16.219
  Ending AUV..................    $ 18.091    $ 11.146    $ 14.499    $ 16.219    $ 16.975
  Ending Number of AUs........     465,958     384,215     297,362     240,944     246,443
------------------------------------------------------------------------------------------
TOTAL RETURN BOND - SAST Class 1 Shares
(Inception Date - 10/31/94)
  Beginning AUV...............    $ 21.404    $ 22.251    $ 23.027    $ 25.309    $ 26.507
  Ending AUV..................    $ 22.251    $ 23.027    $ 25.309    $ 26.507    $ 27.770
  Ending Number of AUs........     735,665     697,576     859,722     991,578     917,157
------------------------------------------------------------------------------------------


                 AU - Accumulation Unit
                 AUV - Accumulation Unit Value

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  APPENDIX B - MARKET VALUE ADJUSTMENT ("MVA")
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Depending on the issue date of your contract, your contract may offer multi-year Fixed Accounts. If you take money out of any available multi-year Fixed Accounts before the guarantee period ends, we may make an adjustment to your contract. We refer to this as a Market Value Adjustment ("MVA"). The MVA does not apply to any available one-year Fixed Accounts. The MVA reflects any difference in the interest rate environment between the time you placed your money in the multi-year Fixed Accounts and the time when you withdraw or transfer that money. Generally, this adjustment can increase or decrease your contract value or the amount of your withdrawal. If interest rates drop between the time you put your money into a multi-year Fixed Account and the time you take it out, we credit a positive adjustment to your contract. Conversely, if interest rates increase during the same period, we could post a negative adjustment to your contract. You have 30 days after the end of each guarantee period to reallocate your funds without application of any MVA.

Regardless of the outcome of the MVA calculation, application of the MVA to any partial or full withdrawal or transfer from the multi-year Fixed Accounts after May 2, 2005, will not result in a negative adjustment to your contract value or the withdrawal amount. Thus, the MVA will not result in a loss of principal or previously credited interest for transactions after May 2, 2005. You will continue to receive any positive adjustment resulting from application of the MVA.

The information below applies only if you take money out of multi-year Fixed Accounts before the end of the Guarantee Period.

We calculate the MVA by doing a comparison between current rates and the rate being credited to you in the Fixed Accounts. For the current rate we use a rate being offered by us for a guarantee period that is equal to the time remaining in the Fixed Accounts from which you seek withdrawal (rounded up to a full number of years). If we are not currently offering a guarantee period for that period of time, we determine an applicable rate by using a formula to arrive at a number based on the interest rates currently offered for the two closest periods available.

Where the MVA is positive, we add the adjustment to your withdrawal amount. If a withdrawal charge applies, it is deducted before the MVA calculation. The MVA is assessed on the amount withdrawn less any withdrawal charges.

The MVA is computed by multiplying the amount withdrawn, transferred or taken under an income option by the following factor:

                             [(1+I/(1+J+L)]N/12 - 1

     where:

          I is the interest rate you are earning on the money invested in the Fixed Account;

          J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the Fixed Account;

          N is the number of full months remaining in the term you initially agreed to leave your money in the Fixed Account; and

          L is 0.005 (Some states require a different value. Please see your contract.)

We do not assess an MVA against withdrawals from an Fixed Account under the following circumstances:

     - If a withdrawal or transfer made after May 2, 2005 results in a negative MVA calculation;

     - If a withdrawal or transfer is made within 30 days after the end of a guarantee period;

     -   If a withdrawal or transfer is made to pay contract fees and charges;

     -   To pay a death benefit; and

     -   Upon beginning an income option, if occurring on the Latest Annuity
         Date.

EXAMPLES OF THE MVA

The purpose of the examples below is to show how the MVA adjustments are calculated and may not reflect the Guarantee Periods available or withdrawal charges applicable under your contract.

The examples below assume the following:

     (1) You made an initial Purchase Payment of $10,000 and allocated it to a Fixed Account at a rate of 5%;

     (2) You make a partial withdrawal of $4,000 at a time when 18 months remain in the term you initially agreed to leave your money in the Fixed Account (N = 18);

     (3) You have not made any other transfers, additional Purchase Payments, or withdrawals; and

     (4) Your contract was issued in a state where L = 0.005.

POSITIVE ADJUSTMENT, NO WITHDRAWAL CHARGE APPLIES

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year Fixed Account is 3.5% and the 3-year Fixed Account is 4.5%. By linear interpolation, the interest rate for the remaining 2 years (18 months rounded up to the next full year) in the contract is calculated to be 4%. No withdrawal charge is reflected in this example, assuming that the Purchase Payment withdrawn falls within the free withdrawal amount.

The MVA factor is = [(1+I/(1+J+0.005)]N/12 - 1
                  = [(1.05)/(1.04+0.005)]18/12 - 1
                  = (1.004785)(1.5) - 1
                  = 1.007186 - 1
                  = + 0.007186

The requested withdrawal amount is multiplied by the MVA factor to determine the
MVA:
                         $4,000 x (+0.007186) = +$28.74

$28.74 represents the positive MVA that would be added to the withdrawal.

POSITIVE ADJUSTMENT, WITHDRAWAL CHARGE APPLIES

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year Fixed Account is 3.5% and the 3-year Fixed Account is 4.5%. By linear interpolation, the interest rate for the remaining 2 years (18 months rounded up to the next full year) in the contract is calculated to be 4%. A withdrawal charge of 6% is reflected in this example, assuming that the Purchase Payment withdrawn exceeds the free withdrawal amount.

The MVA factor is = [(1+I)/(1+J+0.005)]N/12 - 1
                  = [(1.05)/(1.04+0.005)]18/12 - 1
                  = (1.004785)(1.5) - 1
                  = 1.007186 - 1
                  = + 0.007186

The requested withdrawal amount, less the withdrawal charge ($4,000 - 6% = $3,760) is multiplied by the MVA factor to determine the MVA:
                         $3,760 x (+0.007186) = +$27.02

$27.02 represents the positive MVA that would be added to the withdrawal.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
   PROSPECTUS PROVISION            AVAILABILITY OR VARIATION               STATES
-------------------------------------------------------------------- ----------------
 Administration Charge     Contract Maintenance Fee is $30.           New Mexico
                                                                      North Dakota
                                                                      Utah
-------------------------------------------------------------------- ----------------
 Administration Charge     Charge will be deducted pro-rata from      Oregon
                           Variable Portfolios only.                  Texas
                                                                      Washington
-------------------------------------------------------------------- ----------------
 Free Look                 If you reside in Arizona and are age 65    Arizona
                           or older on your Contract Date, the Free
                           Look period is 30 days.
-------------------------------------------------------------------- ----------------
 Free Look                 If you reside in California and are age    California
                           60 or older on your Contract Date, the
                           Free Look period is 30 days.
-------------------------------------------------------------------- ----------------
 Market Value Adjustment   L equal to 0.0025                          Florida
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0.50%     California
                           for Qualified contracts and 2.35% for
                           Non-Qualified contracts based on
                           contract value when you begin the Income
                           Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Maine
                           Qualified contracts and 2.0% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Nevada
                           Qualified contracts and 3.5% for Non-
                           Qualified contracts based on contract
                           value when you begin the Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               For the first $500,000 in the contract,    South Dakota
                           we deduct premium tax charges of 0% for
                           Qualified contracts and 1.25% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase. For any amount in excess
                           of $500,000 in the contract, we deduct
                           front-end premium tax charges of 0% for
                           Qualified contracts and 0.80% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 1.0%      West Virginia
                           for Qualified contracts and 1.0% for
                           Non-Qualified contracts based on
                           contract value when you begin the Income
                           Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Wyoming
                           Qualified contracts and 1.0% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Systematic Withdrawal     Minimum withdrawal amount is $250 per      Minnesota
                           withdrawal or the penalty free             Oregon
                           withdrawal amount.
-------------------------------------------------------------------- ----------------
 Transfer Privilege        Any transfer over the limit of 15 will     Pennsylvania
                           incur a $10 transfer fee.                  Texas
-------------------------------------------------------------------- ----------------

  Please forward a copy (without charge) of the Polaris Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ----------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: -------------------------------------------------------


Date: ------------------------------    Signed: ----------------------------




  Return to: American General Life Insurance Company, Annuity Service Center, P.O. Box 54299,
  Los Angeles, California 90054-0299

                      STATEMENT OF ADDITIONAL INFORMATION
                      -----------------------------------


              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                   ISSUED BY


                    AMERICAN GENERAL LIFE INSURANCE COMPANY


                               IN CONNECTION WITH

                           VARIABLE SEPARATE ACCOUNT

                            POLARIS VARIABLE ANNUITY








This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated January 2, 2013, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-7862 or writing us at:


                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299



                                January 2, 2013

                                TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
Separate Account and the Company .......................................     3

General Account ........................................................     4

Performance Data .......................................................     5

Annuity Income Payments ................................................     8

Annuity Unit Values ....................................................    10

Taxes ..................................................................    13

Broker-Dealer Firms Receiving Revenue Sharing Payments..................    23

Distribution of Contracts ..............................................    24

Financial Statements....................................................    24

                        SEPARATE ACCOUNT AND THE COMPANY


     American General Life Insurance Company ("AGL" or the "Company") is a stock life insurance company organized under the laws of the State of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. ("American International Group"), a Delaware corporation. American International Group is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contacts are the Company's, and American International Group has no legal obligation to back those commitments.

     On December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), American General Assurance Company ("AGAC"), American General Life and Accident Insurance Company ("AGLA"), American General Life Insurance Company of Delaware ("AGLD"), SunAmerica Life Insurance Company ("SALIC") and Western National Life Insurance Company, ("WNL"), affiliates of American General Life Insurance Company, merged with and into American General Life Insurance Company ("Merger"). Prior to this date, the Polaris contracts were issued by SunAmerica Annuity in all states except New York.

     Variable Separate Account ("Separate Account") was originally established by Anchor National Life Insurance Company ("Anchor National") under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. Effective March 1, 2003, Anchor National changed its name to AIG SunAmerica Life Assurance Company ("SunAmerica Life"). Effective July 20, 2009, SunAmerica Life changed its name to SunAmerica Annuity and Life Assurance Company. These were name changes only and did not affect the substance of any contract. Prior to December 31, 2012, the Separate Account was a separate account of SunAmerica Annuity. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, the Separate Account was transferred to and became a Separate Account of AGL under Texas law.

     The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.


     The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

     The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the underlying funds. Values allocated to the Separate Account and the amount of variable Income Payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

     The basic objective of a variable annuity contract is to provide variable Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable Income Payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities.

The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Variable Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

         Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable Income Payments).

                        AMERICAN HOME ASSURANCE COMPANY

         All references in this SAI to American Home Assurance Company ("American Home") apply only to contracts issued prior to December 29, 2006 at 4:00 p.m. Eastern Time. American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is an indirect wholly owned subsidiary of American International Group, Inc. ("American International Group").

                                 GENERAL ACCOUNT

         The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the fixed account options available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

         The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                                PERFORMANCE DATA

         From time to time, we periodically advertise performance data relating to Variable Portfolios and Underlying Funds. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (or decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account charges and the Underlying Fund expenses. It does not reflect the deduction of any applicable contract maintenance fee or withdrawal charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will include total return figures which reflect the deduction of the Separate Account charges, contract maintenance fee, withdrawal charges and the Underlying Fund expenses.

         The Separate Account may advertise "total return" data for the Variable Portfolios. Total return figures are based on historical data and are not intended to indicate future performance. "Total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period).

         For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding Underlying Funds, modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Underlying Fund. Further, returns shown are for the original class of shares of certain Underlying Funds, adjusted to reflect the fees and charges for the newer class of shares until performance for the newer class becomes available. Returns of the newer class of shares will be lower than those of the original class since the newer class of shares is subject to (higher) service fees. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on the Underlying Funds' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account's Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Underlying Funds, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (reflecting certain contractual fees and charges).

         Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO
-------------------------

         Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

                  Base Period Return = (EV-SV-CMF)/(SV)

         where:

                  SV  = value of one Accumulation Unit at the start of a 7 day period
                  EV  = value of one Accumulation Unit at the end of the 7 day period
                  CMF = an allocated portion of the $35 annual
                        Contract Maintenance Fee, prorated for 7 days

         The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The charge is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

         The current yield is then obtained by annualizing the Base Period
Return:

                  Current Yield = (Base Period Return) x (365/7)

         The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

                                                             365/7
                  Effective Yield = [(Base Period Return + 1)      - 1].


         The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

         Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in the value of your investment.

OTHER VARIABLE PORTFOLIOS
-------------------------

         The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return".

         Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

        P (1 + T) TO THE POWER OF n = ERV

where:
        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

        The total return figures reflect the effect of certain non-recurring and recurring charges. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

                            ANNUITY INCOME PAYMENTS

INITIAL MONTHLY ANNUITY INCOME PAYMENTS
---------------------------------------

         The initial annuity Income Payment is determined by applying separately that portion of the contract value allocated to the fixed investment option and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable annuity Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

         The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity Income Payment. The number of Annuity Units determined for the first variable annuity Income Payment remains constant for the second and subsequent monthly variable annuity Income Payments, assuming that no reallocation of contract values is made.


SUBSEQUENT MONTHLY ANNUITY INCOME PAYMENTS
------------------------------------------

         For fixed annuity Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is the same as that determined above for the first monthly annuity Income payment.

          For variable annuity Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly annuity Income Payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity Income Payment is due.

                               ANNUITY UNIT VALUES

         The value of an Annuity Unit is determined independently for each Variable Portfolio.

         The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceed 3.5%, variable annuity Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity Income Payments to increase (or not to decrease).

         The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each annuity Income Payment will vary accordingly.

         For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR
---------------------

         The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

         The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

         (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

         (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

         The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change in the value of the Variable Portfolio; a NIF greater than 1.000 results from an increase in the value of the Variable Portfolio; and a NIF less than 1.000 results from a decrease in the value of the Variable Portfolio. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

         Illustrative Example
         --------------------

         Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                           NIF = ($11.46/$11.44)

                               = 1.00174825

         Illustrative Example
         --------------------

         The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the Annuity Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                            (1/12)
                  1/[(1.035)      ] = 0.99713732

         In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                  $10.103523 x 1.00174825 x 0.99713732 = $10.092213

         To determine the initial payment, the initial annuity income payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

         The NIF measures the performance of the funds that are basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS
--------------------------------

         Illustrative Example
         --------------------

         Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second variable annuity Income Payment date is $13.327695.

         P's first variable annuity Income Payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly variable annuity Income Payments for each $1,000 of applied contract value, P's first variable annuity Income Payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

              First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

         The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

              Annuity Units = $630.95/$13.256932 = 47.593968

         P's second variable annuity Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

              Second Payment = 47.593968 x $13.327695 = $634.32

         The third and subsequent variable annuity Income Payments are computed in a manner similar to the second variable annuity Income Payment.

         Note that the amount of the first variable annuity Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Income Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Income Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity Income Payments.

                                     TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

On March 30, 2010 the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions, designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs, designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -    after attainment of age 59 1/2;

     -    when paid to your beneficiary after you die;

     -    after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -    dividends paid with respect to stock of a corporation described in IRC
          Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -    distributions from IRAs for higher education expenses;

     -    distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply; and

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee's right to elect out of withholding or to elect a different rate of withholding. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

The Small Business Jobs Act of 2010 subsequently added the ability for "in-Plan" rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a contract or custodial account in a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. We reserve the right to treat partial transfers as tax-reportable distributions, rather than as partial 1035 exchanges, in recognition of certain questions which remain notwithstanding recent IRS guidance on the subject. Such treatment for tax reporting purposes, however, should not prevent a taxpayer from taking a different position on their return, in accordance with the advice of their tax counsel or other tax consultant, if they believe the requirements of IRC Section 1035 have been satisfied. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2012 is the lesser of 100% of includible compensation or $17,000. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,500 in 2012 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2012 may not exceed the lesser of $50,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI in 2012 of less than $92,000, your contribution may be fully deductible; if your income is between $92,000 and $112,000, your contribution may be partially deductible and if your income is $112,000 or more, your contribution may not be deductible. If you are single and your income in 2012 is less than $58,000, your contribution may be fully deductible; if your income is between $58,000 and $68,000, your contribution may be partially deductible and if your income is $68,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2012 is between $173,000 and $183,000, your contribution may be partially deductible.

(d) Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2012 is less than:
$173,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $110,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan if certain conditions are met. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                               BROKER-DEALER FIRMS
                       RECEIVING REVENUE SHARING PAYMENTS


The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2011, from SunAmerica Annuity and Life Assurance Company and The United States Life Insurance Company in the City of New York, both affiliated companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.


BancWest Investment Services, Inc.
CCO Investment Services Corporation
Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Financial Network Investment Corporation
FSC Securities Corp.
Infinex Investments, Inc.
ING Financial Partners, Inc.
Janney Montgomery Scott LLC.
J.J.B. Hilliard, W.L. Lyons, Inc.
James Borello & Co
Lincoln Financial Advisor
Lincoln Financial Securities
LPL Financial Corporation
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates
Raymond James Financial
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
SagePoint Financial, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
UBS Financial Services Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Advisor, LLC
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                  MARKETING EXPENSE PAYMENTS TO AMERICAN FUNDS

Pursuant to an agreement between the Company, Capital Research and Management Company and American Funds Distributors, Inc. ("AFD"), the Company will pay to AFD a marketing expense allowance for AFD's marketing assistance equal to 0.16% of Purchase Payments invested in Underlying Funds of American Funds Insurance Series. This expense is not paid directly by contract Owners.

                            DISTRIBUTION OF CONTRACTS

The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of American International Group. No underwriting fees are paid in connection with the distribution of the contracts.

                              FINANCIAL STATEMENTS


     PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Separate Account, American General Life Insurance Company ("AGL"), the life companies listed below and American International Group, Inc.

     We are required to include additional life companies' financial statements in the Statement of Additional Information to reflect the effect of the Merger.

     You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

     The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Audited Financial Statements of Variable Separate Account of SunAmerica Annuity and Life Assurance Company for the year ended December 31, 2011

     - Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

     - Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010

     The following financial statements are also included in the Statement of Additional Information:

     - Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

     The financial statements of the life companies listed above should be considered only as bearing on the ability of the AGL to meet its obligation under the contracts.

     You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any contracts referenced herein.

     The following financial statements are incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

     - American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

     The following financial statements are also incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

                           VARIABLE SEPARATE ACCOUNT

                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2011 AND 2010

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2011 AND 2010

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                                   1
Statements of Assets and Liabilities, December 31, 2011                                   2
Schedules of Portfolio Investments, December 31, 2011                                    34
Statements of Operations, for the year ended December 31, 2011                           36
Statements of Changes in Net Assets, for the year ended December 31, 2011                54
Statements of Changes in Net Assets, for the year ended December 31, 2010, except as
 indicated                                                                               72
Notes to Financial Statements                                                            90

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SunAmerica Annuity and Life Assurance Company and the Contractholders of its separate account, Variable Separate Account:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting Variable Separate Account (the "Separate Account"), a separate account of SunAmerica Annuity and Life Assurance Company, at December 31, 2011, and the results of their operations for the year then ended and the changes in each of their net assets for the periods indicated in each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2011 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 25, 2012

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011


                               Asset           Capital       Government and                     Natural
                            Allocation      Appreciation      Quality Bond       Growth        Resources
                             Portfolio        Portfolio        Portfolio        Portfolio      Portfolio
                             (Class 1)        (Class 1)        (Class 1)        (Class 1)      (Class 1)
                           -------------------------------------------------------------------------------
Assets:

 Investments in Trusts,
  at net asset value       $ 126,687,967    $ 262,968,434    $ 130,486,125    $ 84,129,487    $ 61,850,374

Liabilities:                           -                -                -               -               -
                           -------------------------------------------------------------------------------

Net assets:                $ 126,687,967    $ 262,968,434    $ 130,486,125    $ 84,129,487    $ 61,850,374
                           ===============================================================================

 Accumulation units        $ 124,617,126    $ 261,543,232    $ 129,588,726    $ 83,543,958    $ 61,646,705

 Contracts in payout
  (annuitization) period       2,070,841        1,425,202          897,399         585,529         203,669
                           -------------------------------------------------------------------------------

  Total net assets         $ 126,687,967    $ 262,968,434    $ 130,486,125    $ 84,129,487    $ 61,850,374
                           ===============================================================================

Accumulation units
 outstanding                   4,606,167        5,559,287        6,242,049       2,722,805       1,334,816
                           ===============================================================================


                                  Asset          Capital      Government and                    Natural
                               Allocation     Appreciation     Quality Bond      Growth        Resources
                                Portfolio      Portfolio        Portfolio       Portfolio      Portfolio
                                (Class 2)      (Class 2)        (Class 2)       (Class 2)      (Class 2)
                               ---------------------------------------------------------------------------

Assets:

Investments in
 Trusts, at net asset value    $ 9,754,826    $ 50,722,731    $ 59,710,741    $ 26,217,903    $ 13,926,958

Liabilities:                             -               -               -               -               -
                               ---------------------------------------------------------------------------

Net assets:                    $ 9,754,826    $ 50,722,731    $ 59,710,741    $ 26,217,903    $ 13,926,958
                               ===========================================================================

 Accumulation units            $ 9,718,927    $ 50,609,559    $ 59,668,633    $ 26,205,626    $ 13,926,958

 Contracts in payout
 (annuitization) period             35,899         113,172          42,108          12,277               -
                               ---------------------------------------------------------------------------

  Total net assets             $ 9,754,826    $ 50,722,731    $ 59,710,741    $ 26,217,903    $ 13,926,958
                               ===========================================================================

Accumulation units
 outstanding                       362,705       1,074,162       2,894,272         863,723         306,705
                               ===========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                            Asset           Capital        Government and                       Natural
                         Allocation       Appreciation      Quality Bond       Growth          Resources
                          Portfolio        Portfolio         Portfolio        Portfolio        Portfolio
                          (Class 3)        (Class 3)         (Class 3)        (Class 3)        (Class 3)
                        ----------------------------------------------------------------------------------

Assets:

Investments in Trusts,
at net asset value      $   29,785,008   $  377,129,549   $  607,330,250    $ 112,152,534    $ 126,949,654

Liabilities:                         -                -                -                -                -
                        ----------------------------------------------------------------------------------

Net assets:             $   29,785,008   $  377,129,549   $  607,330,250    $ 112,152,534    $ 126,949,654
                        ==================================================================================

 Accumulation units     $   29,551,430   $  377,084,918   $  607,172,735    $ 112,123,315    $ 126,939,372

 Contracts in payout
  (annuitization) period       233,578           44,631          157,515           29,219           10,282
                        ----------------------------------------------------------------------------------

  Total net assets      $   29,785,008   $  377,129,549   $  607,330,250   $ 112,152,534    $ 126,949,654
                        ==================================================================================

Accumulation units
 outstanding                 1,411,518       12,477,127       33,622,521        4,240,566        4,279,355
                        ==================================================================================



                             Aggressive       Alliance                       Blue Chip       Capital
                              Growth           Growth         Balanced        Growth         Growth
                             Portfolio        Portfolio       Portfolio      Portfolio      Portfolio
                             (Class 1)        (Class 1)       (Class 1)      (Class 1)      (Class 1)
                            ---------------------------------------------------------------------------

Assets:

Investments in Trusts,
at net asset value          $ 25,562,835    $ 159,262,670    $ 44,378,775    $ 8,492,720    $ 5,501,152

Liabilities:                           -                -               -              -              -
                            ---------------------------------------------------------------------------

Net assets:                 $ 25,562,835    $ 159,262,670    $ 44,378,775    $ 8,492,720    $ 5,501,152
                            ===========================================================================

 Accumulation
  units                     $ 25,241,988    $ 158,255,040    $ 43,999,836    $ 8,461,546    $ 5,468,587

 Contracts in payout
  (annuitization) period         320,847        1,007,630         378,939         31,174         32,565
                            ---------------------------------------------------------------------------

Total net
 assets                     $ 25,562,835    $ 159,262,670    $ 44,378,775    $ 8,492,720    $ 5,501,152
                            ===========================================================================

Accumulation units
 outstanding                   1,999,119        5,058,971       2,673,699      1,414,787        755,156
                            ===========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Cash          Corporate      Davis Venture    "Dogs" of Wall    Emerging
                             Management         Bond            Value            Street          Markets
                             Portfolio        Portfolio       Portfolio         Portfolio       Portfolio
                             (Class 1)        (Class 1)       (Class 1)         (Class 1)       (Class 1)
                            ------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 61,353,836    $ 102,171,318    $ 401,886,328    $ 22,214,939    $ 40,942,718

Liabilities:                           -                -                -               -               -
                            ------------------------------------------------------------------------------

Net assets:                 $ 61,353,836    $ 102,171,318    $ 401,886,328    $ 22,214,939    $ 40,942,718
                            ==============================================================================

 Accumulation
   units                    $ 61,045,155    $ 101,442,496    $ 399,632,531    $ 22,037,407    $ 40,810,481

 Contracts in payout
  (annuitization) period         308,681          728,822        2,253,797         177,532         132,237
                            ------------------------------------------------------------------------------

 Total net
   assets                   $ 61,353,836    $ 102,171,318    $ 401,886,328    $ 22,214,939    $ 40,942,718
                            ==============================================================================

Accumulation
 units outstanding             4,708,811        4,085,475       11,938,830       1,613,389       2,415,129
                            ==============================================================================

                             Equity         Fundamental       Global         Global           Growth
                          Opportunities       Growth           Bond         Equities       Opportunities
                            Portfolio        Portfolio       Portfolio      Portfolio        Portfolio
                            (Class 1)        (Class 1)       (Class 1)      (Class 1)        (Class 1)
                          ------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value       $   28,482,694    $ 39,860,782    $ 50,020,778    $ 50,103,995    $ 11,308,089

Liabilities:                           -               -               -               -               -
                          ------------------------------------------------------------------------------

Net assets:               $   28,482,694    $ 39,860,782    $ 50,020,778    $ 50,103,995    $ 11,308,089
                          ==============================================================================

  Accumulation
  units                   $   28,237,093    $ 39,591,003    $ 49,806,562    $ 49,892,197    $ 11,258,242

 Contracts in payout
  (annuitization) period         245,601         269,779         214,216         211,798          49,847
                          ------------------------------------------------------------------------------

   Total net assets       $   28,482,694    $ 39,860,782    $ 50,020,778    $ 50,103,995    $ 11,308,089
                          ==============================================================================

Accumulation
 units outstanding             1,549,642       2,378,603       2,119,001       2,684,263       1,924,462
                          ==============================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                           DECEMBER 31, 2011
                                  (continued)



                                                High-        International   International
                              Growth-           Yield         Diversified     Growth and
                              Income            Bond           Equities         Income
                             Portfolio        Portfolio       Portfolio       Portfolio
                             (Class 1)        (Class 1)       (Class 1)       (Class 1)
                            --------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 135,730,629    $ 69,866,750    $ 40,914,617    $ 43,948,329

Liabilities:                            -               -               -               -
                            -------------------------------------------------------------

Net assets:                 $ 135,730,629    $ 69,866,750    $ 40,914,617    $ 43,948,329
                            =============================================================

 Accumulation units         $ 134,482,266    $ 69,485,311    $ 40,560,931    $ 43,633,257

 Contracts in payout
  (annuitization) period        1,248,363         381,439         353,686         315,072
                            -------------------------------------------------------------

    Total net assets        $ 135,730,629    $ 69,866,750    $ 40,914,617    $ 43,948,329
                            =============================================================

Accumulation
 units outstanding              4,760,855       3,066,011       3,630,505       3,694,417
                            =============================================================


                              Marsico       Massachusetts
                              Focused        Investors        MFS Total        Mid-Cap          Real
                               Growth          Trust           Return          Growth          Estate        Technology
                             Portfolio       Portfolio        Portfolio       Portfolio       Portfolio      Portfolio
                             (Class 1)       (Class 1)        (Class 1)       (Class 1)       (Class 1)      (Class 1)
                            --------------------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 13,591,254    $ 49,597,158    $ 153,695,095    $ 35,043,178    $ 33,576,000    $ 8,920,359

Liabilities:                           -               -                -               -               -              -
                            --------------------------------------------------------------------------------------------

Net assets:                 $ 13,591,254    $ 49,597,158    $ 153,695,095    $ 35,043,178    $ 33,576,000    $ 8,920,359
                            ============================================================================================

  Accumulation units        $ 13,552,678    $ 49,339,705    $ 152,951,101    $ 34,838,899    $ 33,390,304    $ 8,896,541

   Contracts in payout
    (annuitization) period        38,576         257,453          743,994         204,279         185,696         23,818
                            --------------------------------------------------------------------------------------------

       Total net assets     $ 13,591,254    $ 49,597,158    $ 153,695,095    $ 35,043,178    $ 33,576,000    $ 8,920,359
                            ============================================================================================

Accumulation
 units outstanding             1,183,856       2,223,359        5,513,417       3,150,103       1,419,027      3,930,256
                            ============================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                              Total
                             Telecom         Return        Aggressive      Alliance
                             Utility          Bond          Growth          Growth
                            Portfolio       Portfolio      Portfolio       Portfolio
                            (Class 1)       (Class 1)      (Class 2)       (Class 2)
                           -----------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value        $ 16,911,434    $ 71,432,521    $ 3,258,203    $ 22,661,038

Liabilities:                          -               -              -               -
                           -----------------------------------------------------------

Net assets:                $ 16,911,434    $ 71,432,521    $ 3,258,203    $ 22,661,038
                           ===========================================================

  Accumulation units       $ 16,729,791    $ 70,883,510    $ 3,257,839    $ 22,647,011

  Contracts in payout
   (annuitization) period       181,643         549,011            364          14,027
                           -----------------------------------------------------------

       Total net assets    $ 16,911,434    $ 71,432,521    $ 3,258,203    $ 22,661,038
                           ===========================================================

Accumulation
 units outstanding             996,622        2,573,355        259,544         731,288
                           ===========================================================


                                                                                                            Davis
                                            Blue Chip       Capital          Cash          Corporate       Venture
                              Balanced       Growth         Growth         Management        Bond           Value
                             Portfolio      Portfolio      Portfolio       Portfolio       Portfolio      Portfolio
                             (Class 2)      (Class 2)      (Class 2)       (Class 2)       (Class 2)      (Class 2)
                            -----------------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,728,242    $ 30,470,985    $ 64,611,242

Liabilities:                          -              -              -               -               -               -
                            -----------------------------------------------------------------------------------------

Net assets:                 $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,728,242    $ 30,470,985    $ 64,611,242
                            =========================================================================================

  Accumulation units        $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,675,819    $ 30,401,531    $ 64,592,696

 Contracts in payout
  (annuitization) period              -              -              -          52,423          69,454          18,546
                            -----------------------------------------------------------------------------------------

       Total net assets     $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,728,242    $ 30,470,985    $ 64,611,242
                            =========================================================================================

Accumulation
 units outstanding              443,648        529,797        294,473       1,616,873       1,241,705       1,944,351
                            =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                             "Dogs" of       Emerging        Equity        Foreign
                            Wall Street      Markets      Opportunities     Value
                             Portfolio      Portfolio       Portfolio     Portfolio
                             (Class 2)      (Class 2)       (Class 2)     (Class 2)
                            ---------------------------------------------------------

Assets:

  Investments in Trusts,
    at net asset value      $ 6,473,714    $ 7,751,701    $ 5,540,615    $ 25,454,553

Liabilities:                          -              -              -               -
                            ---------------------------------------------------------

Net assets:                 $ 6,473,714    $ 7,751,701    $ 5,540,615    $ 25,454,553
                            =========================================================

  Accumulation units        $ 6,473,714    $ 7,751,587    $ 5,540,615    $ 25,449,535

  Contracts in payout
   (annuitization) period             -            114              -           5,018
                            ---------------------------------------------------------

       Total net assets     $ 6,473,714    $ 7,751,701    $ 5,540,615    $ 25,454,553
                            =========================================================

Accumulation
 units outstanding              478,507        467,069        307,336       1,727,533
                            =========================================================

                            Fundamental       Global         Global          Growth         Growth       High-Yield
                              Growth           Bond         Equities      Opportunities     -Income         Bond
                             Portfolio       Portfolio      Portfolio       Portfolio      Portfolio      Portfolio
                             (Class 2)       (Class 2)      (Class 2)       (Class 2)      (Class 2)      (Class 2)
                            ----------------------------------------------------------------------------------------

Assets:

  Investments in Trusts,
   at net asset value       $ 2,606,634    $ 11,970,760    $ 6,142,356    $ 4,136,876    $ 9,220,072    $ 15,901,198

Liabilities:                          -               -              -              -              -               -
                            ----------------------------------------------------------------------------------------

Net assets:                 $ 2,606,634    $ 11,970,760    $ 6,142,356    $ 4,136,876    $ 9,220,072    $ 15,901,198
                            ========================================================================================

  Accumulation units        $ 2,606,634    $ 11,970,760    $ 6,104,924    $ 4,136,876    $ 9,219,329    $ 15,862,569

  Contracts in payout
   (annuitization) period             -               -         37,432              -            743          38,629
                            ----------------------------------------------------------------------------------------

       Total net assets     $ 2,606,634    $ 11,970,760    $ 6,142,356    $ 4,136,876    $ 9,220,072    $ 15,901,198
                            ========================================================================================

Accumulation
 units outstanding              158,290         514,634        333,190        716,500        327,138         712,383
                            ========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                               MFS
                            International   International    Marsico       Massachusetts
                             Diversified     Growth and      Focused        Investors
                              Equities         Income         Growth          Trust
                              Portfolio      Portfolio      Portfolio       Portfolio
                             (Class 2)       (Class 2)      (Class 2)       (Class 2)
                            ------------------------------------------------------------

Assets:

  Investments in Trusts,
   at net asset value       $ 19,413,669    $ 8,692,564    $ 14,335,763    $ 11,161,526

Liabilities:                           -              -               -               -
                            -----------------------------------------------------------

Net assets:                 $ 19,413,669    $ 8,692,564    $ 14,335,763    $ 11,161,526
                            ===========================================================

  Accumulation units        $ 19,407,691    $ 8,692,254    $ 14,328,688    $ 11,161,526

  Contracts in payout
   (annuitization) period          5,978            310           7,075               -
                            -----------------------------------------------------------

       Total net assets     $ 19,413,669    $ 8,692,564    $ 14,335,763    $ 11,161,526
                            ===========================================================

Accumulation
 units outstanding             1,752,957        738,771       1,269,464         505,516
                            ===========================================================


                                                                             Small
                             MFS Total        Mid-Cap         Real           & Mid                         Telecom
                               Return         Growth         Estate         Cap Value     Technology       Utility
                             Portfolio       Portfolio      Portfolio       Portfolio      Portfolio      Portfolio
                             (Class 2)       (Class 2)      (Class 2)       (Class 2)      (Class 2)      (Class 2)
                            -----------------------------------------------------------------------------------------

Assets:

  Investments in Trusts,
   at net asset value       $ 48,060,159    $ 16,199,999    $ 9,699,869    $ 20,087,288    $ 2,966,373    $ 2,470,872

Liabilities:                           -               -              -               -              -              -
                            -----------------------------------------------------------------------------------------

Net assets:                 $ 48,060,159    $ 16,199,999    $ 9,699,869    $ 20,087,288    $ 2,966,373    $ 2,470,872
                            =========================================================================================

  Accumulation units        $ 48,021,342    $ 16,193,389    $ 9,699,869    $ 20,022,265    $ 2,966,373    $ 2,470,705

  Contracts in payout
   (annuitization) period         38,817           6,610              -          65,023              -            167
                            -----------------------------------------------------------------------------------------

       Total net assets     $ 48,060,159    $ 16,199,999    $ 9,699,869    $ 20,087,288    $ 2,966,373    $ 2,470,872
                            =========================================================================================

Accumulation
 units outstanding             1,742,450       1,470,105        418,375       1,089,065      1,332,185        148,760
                            =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Total Return    Aggressive     Alliance       American Funds     American Funds
                                     Bond          Growth        Growth       Asset Allocation    Global Growth
                                  Portfolio      Portfolio      Portfolio      SAST Portfolio     SAST Portfolio
                                  (Class 2)      (Class 3)      (Class 3)        (Class 3)          (Class 3)
                                --------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value           $  19,724,689   $17,292,016   $106,577,860   $     101,357,620   $   350,782,674
Liabilities:                                -             -              -                   -                 -
                                --------------------------------------------------------------------------------
Net assets:                     $  19,724,689   $17,292,016   $106,577,860   $     101,357,620   $   350,782,674
                                ================================================================================
    Accumulation units          $  19,724,689   $17,292,016   $106,534,448   $     101,357,620   $   350,776,859
    Contracts in payout
     (annuitization) period                 -             -         43,412                   -             5,815
                                --------------------------------------------------------------------------------
     Total net assets           $  19,724,689   $17,292,016   $106,577,860   $     101,357,620   $   350,782,674
                                ================================================================================
Accumulation units outstanding        723,666     1,580,323      3,797,916          10,022,864        34,862,372
                                ================================================================================


                                 American Funds    American Funds
                                     Growth        Growth-Income      Balanced     Blue Chip Growth   Capital Growth
                                 SAST Portfolio    SAST Portfolio    Portfolio        Portfolio         Portfolio
                                   (Class 3)         (Class 3)       (Class 3)        (Class 3)         (Class 3)
                                -------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value           $   234,636,328   $   189,664,824   $35,694,977   $      60,434,273   $    43,383,733
Liabilities:                                  -                 -             -                   -                 -
                                -------------------------------------------------------------------------------------
Net assets:                     $   234,636,328   $   189,664,824   $35,694,977   $      60,434,273   $    43,383,733
                                =====================================================================================
    Accumulation units          $   234,636,328   $   189,653,343   $35,694,715   $      60,434,069   $    43,377,460
    Contracts in payout
      (annuitization) period                  -            11,481           262                 204             6,273
                                -------------------------------------------------------------------------------------
     Total net assets           $   234,636,328   $   189,664,824   $35,694,977   $      60,434,273   $    43,383,733
                                =====================================================================================
Accumulation units outstanding       24,363,939        21,043,610     2,640,927           8,452,553         5,999,371
                                =====================================================================================

   The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                Cash Management    Corporate Bond     Davis Venture      "Dogs" of Wall     Emerging Markets
                                   Portfolio         Portfolio       Value Portfolio    Street Portfolio       Portfolio
                                   (Class 3)         (Class 3)          (Class 3)          (Class 3)           (Class 3)
                               ---------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value          $    190,669,336   $   578,591,304   $    477,761,383   $      33,635,609   $     141,712,285

Liabilities:                                  -                 -                  -                   -                   -
                               ---------------------------------------------------------------------------------------------
Net assets:                    $    190,669,336   $   578,591,304   $    477,761,383   $      33,635,609   $     141,712,285
                               =============================================================================================
    Accumulation units         $    190,345,381   $   578,291,291   $    477,700,793   $      33,622,169   $     141,666,975

    Contracts in payout
      (annuitization) period            323,955           300,013             60,590              13,440              45,310
                               ---------------------------------------------------------------------------------------------
     Total net assets
                               $    190,669,336   $   578,591,304   $    477,761,383   $      33,635,609   $     141,712,285
                               =============================================================================================
Accumulation units
 outstanding                         15,707,935        28,047,297         21,401,106           2,656,601           9,834,135
                               =============================================================================================

                                    Equity                                               Global
                                 Opportunities    Foreign Value      Fundamental          Bond        Global Equities
                                   Portfolio        Portfolio      Growth Portfolio     Portfolio        Portfolio
                                   (Class 3)        (Class 3)         (Class 3)         (Class 3)        (Class 3)
                               --------------------------------------------------------------------------------------

Assets:
    Investments in Trusts, at
      net asset value          $   26,076,886   $  446,498,835   $      70,790,422   $189,229,931   $     26,612,803

Liabilities:                                -                -                   -              -                  -
                               -------------------------------------------------------------------------------------
Net assets:                    $   26,076,886   $  446,498,835   $      70,790,422   $189,229,931   $     26,612,803
                               =====================================================================================
    Accumulation units         $   26,062,652   $  446,436,819   $      70,784,694   $189,226,190   $     26,603,234

    Contracts in payout
      (annuitization) period           14,234           62,016               5,728          3,741              9,569
                               -------------------------------------------------------------------------------------

Total net assets               $   26,076,886   $  446,498,835   $      70,790,422   $189,229,931   $     26,612,803
                               =====================================================================================
Accumulation units
 outstanding                        1,554,661       38,431,577           4,652,711     10,182,828          1,969,956
                               =====================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                     International
                                   Growth                                             Diversified       International
                                Opportunities    Growth-Income    High-Yield Bond      Equities       Growth and Income
                                  Portfolio        Portfolio         Portfolio         Portfolio          Portfolio
                                  (Class 3)        (Class 3)         (Class 3)         (Class 3)          (Class 3)
                               -----------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value          $  149,800,724   $   49,130,066   $    111,817,886   $  160,960,717   $      177,099,706

Liabilities:                                -                -                  -                -                    -
                               -----------------------------------------------------------------------------------------

Net assets:                    $  149,800,724   $   49,130,066   $    111,817,886   $  160,960,717   $      177,099,706
                               =========================================================================================

    Accumulation units         $  149,799,354   $   49,127,580   $    111,816,222   $  160,934,372   $      177,074,318

    Contracts in payout
     (annuitization) period             1,370            2,486              1,664           26,345               25,388
                               -----------------------------------------------------------------------------------------

      Total net assets         $  149,800,724   $   49,130,066   $    111,817,886   $  160,960,717   $      177,099,706
                               =========================================================================================
                                   21,144,879        3,843,015          6,310,092       15,075,938           16,122,467
                               =========================================================================================

                                                    MFS Massachusetts
                                Marsico Focused      Investors Trust     MFS Total Return    Mid-Cap Growth    Real Estate
                                Growth Portfolio        Portfolio           Portfolio          Portfolio        Portfolio
                                   (Class 3)            (Class 3)           (Class 3)          (Class 3)        (Class 3)
                               ------------------  -------------------  ------------------  ----------------  -------------
Assets:
    Investments in Trusts, at
      net asset value          $      72,839,011   $      205,594,177   $     190,169,901   $    91,978,433   $212,996,370

Liabilities:                                -                -                  -                -                    -
                               -----------------------------------------------------------------------------------------

Net assets:                    $      72,839,011   $      205,594,177   $     190,169,901   $    91,978,433   $212,996,370
                               =========================================================================================

    Accumulation units         $      72,834,587   $      205,577,992   $     190,108,522   $    91,971,457   $212,953,826

    Contracts in payout
     (annuitization) period                4,424               16,185              61,379             6,976         42,544
                               -----------------------------------------------------------------------------------------

      Total net assets         $      72,839,011   $      205,594,177   $     190,169,901   $    91,978,433   $212,996,370
                               =========================================================================================
                                       6,731,029           13,925,334           8,183,114         8,396,213     13,993,965
                               =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Small & Mid Cap     Small Company     Technology    Telecom Utility     Total Return
                                Value Portfolio    Value Portfolio    Portfolio        Portfolio       Bond Portfolio
                                   (Class 3)          (Class 3)       (Class 3)        (Class 3)         (Class 3)
                               --------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $    430,137,080   $    170,417,984   $20,765,489   $     17,881,104   $   590,254,280

Liabilities:                                  -                  -             -                  -                 -
                               --------------------------------------------------------------------------------------
Net assets:                    $    430,137,080   $    170,417,984   $20,765,489   $     17,881,104   $   590,254,280
                               ======================================================================================
    Accumulation units         $    430,094,608   $    170,408,227   $20,758,679   $     17,881,104   $   590,254,280

    Contracts in payout
 (annuitization) period                  42,472              9,757         6,810                  -                 -
                               --------------------------------------------------------------------------------------
     Total net assets          $    430,137,080   $    170,417,984   $20,765,489   $     17,881,104   $   590,254,280
                               ======================================================================================

Accumulation units
 outstanding                         27,994,808         17,898,761     8,182,996          1,205,961        32,199,190
                               ======================================================================================

                                 Invesco Van                       Invesco Van
                                 Kampen V.I.       Invesco Van     Kampen V.I.     Diversified
                                Capital Growth     Kampen V.I.     Growth and     International    Equity Income
                                     Fund         Comstock Fund    Income Fund       Account          Account
                                 (Series II)       (Series II)     (Series II)      (Class 1)        (Class 1)
                               ---------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $     20,837,864  $   306,802,405  $ 485,240,590  $    1,988,938   $   22,105,657

Liabilities:                                  -                -              -               -                -
                               ---------------------------------------------------------------------------------
Net assets:                    $     20,837,864  $   306,802,405  $ 485,240,590  $    1,988,938   $   22,105,657
                               =================================================================================
    Accumulation units         $     20,833,407  $   306,736,365  $ 485,086,054  $    1,988,938   $   22,097,797

    Contracts in payout
 (annuitization) period                   4,457           66,040        154,536               -            7,860
                               ---------------------------------------------------------------------------------
     Total net assets          $     20,837,864  $   306,802,405  $ 485,240,590  $    1,988,938   $   22,105,657
                               =================================================================================
Accumulation units
 outstanding                          2,071,174       27,849,831     39,373,354         342,059        2,214,082
                               =================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Government &                 Large Cap     LargeCap     MidCap
                                High Quality     Income        Blend        Growth       Blend
                                Bond Account     Account     Account II    Account      Account
                                 (Class 1)      (Class 1)    (Class 1)    (Class 1)    (Class 1)
                               -----------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $   4,588,705   $8,906,531   $ 2,424,975   $ 568,467   $2,954,840

Liabilities:                               -            -             -           -            -
                               -----------------------------------------------------------------
Net assets:                    $   4,588,705   $8,906,531   $ 2,424,975   $ 568,467   $2,954,840
                               =================================================================
    Accumulation units         $   4,584,345   $8,903,991   $ 2,423,063   $ 568,467   $2,953,714

    Contracts in payout
 (annuitization) period                4,360        2,540         1,912           -        1,126
                               -----------------------------------------------------------------
     Total net assets          $   4,588,705   $8,906,531   $ 2,424,975   $ 568,467   $2,954,840
                               =================================================================
Accumulation units
 outstanding                         554,000      944,655       376,012      83,870      263,324
                               =================================================================

                                              Principal                                       SAM
                                  Money        Capital       Real Estate       SAM        Conservative
                                 Market      Appreciation    Securities      Balanced       Balanced
                                 Account       Account         Account      Portfolio      Portfolio
                                (Class 1)     (Class 1)       (Class 1)     (Class 1)      (Class 1)
                               -----------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $2,522,662   $  12,362,447   $    866,498   $60,313,522   $   8,404,475

Liabilities:                            -               -              -             -               -
                               -----------------------------------------------------------------------
Net assets:                    $2,522,662   $  12,362,447   $    866,498   $60,313,522   $   8,404,475
                               =======================================================================
    Accumulation units         $2,521,687   $  12,359,898   $    866,498   $60,247,117   $   8,395,932

    Contracts in payout
 (annuitization) period               975           2,549              -        66,405           8,543
                               -----------------------------------------------------------------------
     Total net assets          $2,522,662   $  12,362,447   $    866,498   $60,313,522   $   8,404,475
                               =======================================================================
Accumulation units
 outstanding                      423,329         972,571         44,982     5,636,060       1,034,653
                               =======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                SAM Conservative      SAM Flexible       SAM Strategic        Short-Term      SmallCap Growth
                                Growth Portfolio    Income Portfolio    Growth Portfolio    Income Account      Account II
                                   (Class 1)           (Class 1)           (Class 1)          (Class 1)          (Class 1)
                               -----------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $      23,919,200   $      11,079,025   $       8,690,182   $     2,747,274   $        586,911

Liabilities:                                   -                   -                   -                 -                  -
                               ----------------------------------------------------------------------------------------------
Net assets:                    $      23,919,200   $      11,079,025   $       8,690,182   $     2,747,274   $        586,911
                               ==============================================================================================
    Accumulation units         $      23,894,025   $      11,040,645   $       8,690,182   $     2,743,338   $        586,104

    Contracts in payout
 (annuitization) period                   25,175              38,380                   -             3,936                807
                               -----------------------------------------------------------------------------------------------
     Total net assets           $      23,919,200   $      11,079,025   $       8,690,182   $     2,747,274   $        586,911
                                ==============================================================================================
Accumulation units
 outstanding                            2,274,776           1,153,093             790,817           370,913             93,742
                                ==============================================================================================

                                                  Diversified                      Government &
                                SmallCap Value    International    Equity Income    High Quality
                                  Account I          Account          Account       Bond Account    Income Account
                                  (Class 1)         (Class 2)        (Class 2)       (Class 2)        (Class 2)
                               -----------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,914,109

Liabilities:                                 -                -                -               -                 -
                               -----------------------------------------------------------------------------------
Net assets:                    $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,914,109
                               ===================================================================================
    Accumulation units         $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,701,026

    Contracts in payout
 (annuitization) period                      -                -                -               -           213,083
                               -----------------------------------------------------------------------------------
     Total net assets          $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,914,109
                               ===================================================================================
Accumulation units
 outstanding                            20,677          169,230        1,315,624         150,782           428,684
                               ===================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                    Principal
                                 LargeCap     LargeCap     MidCap       Money        Capital
                                  Blend        Growth      Blend       Market      Appreciation
                                Account II    Account     Account      Account       Account
                                (Class 2)    (Class 2)   (Class 2)    (Class 2)     (Class 2)
                               ------------  ----------  ----------  -----------  --------------
Assets:
    Investments in Trusts, at
    net asset value            $   498,119   $ 360,719   $ 712,401   $1,616,806   $   2,272,474

Liabilities:                             -           -           -            -               -
                               ----------------------------------------------------------------
Net assets:                    $   498,119   $ 360,719   $ 712,401   $1,616,806   $   2,272,474

                               ================================================================
    Accumulation units         $   498,119   $ 360,719   $ 712,401   $1,562,539   $   2,272,474

    Contracts in payout
   (annuitization) period                -           -           -       54,267               -
                               ----------------------------------------------------------------
     Total net assets          $   498,119   $ 360,719   $ 712,401   $1,616,806   $   2,272,474
                               ================================================================
 Accumulated units
 outstanding                        80,396      55,249      66,063      280,795         187,210
                               ================================================================

                                                                 SAM             SAM            SAM
                                Real Estate       SAM        Conservative    Conservative    Flexible
                                Securities      Balanced       Balanced         Growth        Income
                                  Account      Portfolio      Portfolio       Portfolio      Portfolio
                                 (Class 2)     (Class 2)      (Class 2)       (Class 2)      (Class 2)
                               -----------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $    262,236   $43,608,829   $   6,506,641   $  23,931,168   $9,590,282

Liabilities:                              -             -               -               -            -
                               -----------------------------------------------------------------------
Net assets:                    $    262,236   $43,608,829   $   6,506,641   $  23,931,168   $9,590,282
                               =======================================================================
    Accumulation units         $    262,236   $43,516,157   $   6,506,641   $  23,931,168   $9,423,177

    Contracts in payout
    (annuitization) period                 -        92,672               -               -      167,105
                                -----------------------------------------------------------------------
     Total net assets          $     262,236   $43,608,829   $   6,506,641   $  23,931,168   $9,590,282
                               ========================================================================
Accumulated units
 outstanding                          13,900     4,211,032         809,698       2,355,367    1,029,599
                               ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                                            Columbia
                                                                                                            Variable
                                                                                                           Portfolio -
                                                                                                              Asset
                                 SAM Strategic        Short-Term      SmallCap Growth    SmallCap Value    Allocation
                                Growth Portfolio    Income Account      Account II         Account I          Fund
                                   (Class 2)          (Class 2)          (Class 2)         (Class 2)        (Class 1)
                               ---------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636

Liabilities:                                   -                 -                  -                 -              -
                               ---------------------------------------------------------------------------------------
Net assets:                    $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636
                               ========================================================================================
    Accumulation units         $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636

    Contracts in payout
   (annuitization) period                      -                 -                  -                 -              -
                               ---------------------------------------------------------------------------------------
     Total net assets          $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636
                               ========================================================================================
Accumulation units
 outstanding                           1,049,258           202,891             37,685            10,334         85,693
                               ========================================================================================
                                                               Columbia
                                 Columbia       Columbia       Variable                               Columbia
                                 Variable       Variable      Portfolio -                             Variable
                                Portfolio -    Portfolio -      Marsico           Columbia          Portfolio -
                                   Small          High          Focused           Variable            Marsico
                                  Company        Income        Equities      Portfolio - Marsico    21st Century
                                Growth Fund       Fund           Fund            Growth Fund            Fund
                                 (Class 1)      (Class 1)      (Class 1)          (Class 1)          (Class 1)
                               ---------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $  1,344,410   $ 22,135,020   $ 31,888,262   $          2,590,925   $   1,280,717

Liabilities:                              -              -              -                      -               -
                               ---------------------------------------------------------------------------------
Net assets:                    $  1,344,410   $ 22,135,020   $ 31,888,262   $          2,590,925   $   1,280,717
                               =================================================================================
    Accumulation units         $  1,344,410   $ 22,130,012   $ 31,880,609   $          2,590,925   $   1,280,717

    Contracts in payout                   -          5,008          7,653                      -               -
   (annuitization) period      ---------------------------------------------------------------------------------

     Total net assets          $  1,344,410   $ 22,135,020   $ 31,888,262   $          2,590,925   $   1,280,717
                               =================================================================================
Accumulated units
 outstanding                        117,875      1,149,751      2,932,795                248,363          96,971
                               =================================================================================



   The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                            Columbia           Columbia
                                     Columbia               Variable           Variable
                                     Variable          Portfolio - Marsico    Portfolio -
                                Portfolio - Mid Cap       International       Diversified
                                      Growth              Opportunities         Equity       Asset Allocation    Global Growth
                                       Fund                   Fund            Income Fund          Fund              Fund
                                     (Class 1)              (Class 2)          (Class 1)        (Class 2)          (Class 2)
                               -----------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $            736,612   $          2,907,894   $  2,842,827   $      72,609,243   $  248,764,306

Liabilities:                                      -                      -              -                   -                -
                               -----------------------------------------------------------------------------------------------
Net assets:                    $            736,612   $          2,907,894   $  2,842,827   $      72,609,243   $  248,764,306
                               ===============================================================================================
    Accumulation units         $            736,612   $          2,907,894   $  2,842,827   $      72,459,463   $  248,564,743

    Contracts in payout
   (annuitization) period                         -                      -              -             149,780          199,563
                               -----------------------------------------------------------------------------------------------
     Total net assets          $            736,612   $          2,907,894   $  2,842,827   $      72,609,243   $  248,764,306
                               ===============================================================================================
Accumulation units
 outstanding                                 69,236                198,806        272,913           4,592,849       12,096,803
                               ===============================================================================================

                                               Growth-Income    Asset Allocation    Cash Management
                                Growth Fund        Fund               Fund               Fund          Growth Fund
                                 (Class 2)       (Class 2)         (Class 3)           (Class 3)        (Class 3)
                               -----------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $344,935,437   $  344,899,767   $      37,221,998   $     11,890,437   $188,708,917

Liabilities:                              -                -                   -                  -              -
                               -----------------------------------------------------------------------------------
Net assets:                    $344,935,437   $  344,899,767   $      37,221,998   $     11,890,437   $188,708,917
                               ===================================================================================
    Accumulation units         $344,667,780   $  344,587,395   $      36,376,627   $     11,375,947   $183,946,377

    Contracts in payout
   (annuitization) period           267,657          312,372             845,371            514,490      4,762,540
                               -----------------------------------------------------------------------------------
     Total net assets          $344,935,437   $  344,899,767   $      37,221,998   $     11,890,437   $188,708,917
                               ===================================================================================
Accumulation units
 outstanding                     18,577,732       21,845,814             785,780            551,224      1,105,433
                               ===================================================================================

    The accompanying notes re an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILTIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                 U.S. Government/
                                Growth-Income    High-Income    International       AAA-Rated           Growth and
                                    Fund          Bond Fund         Fund         Securities Fund     Income Portfolio
                                  (Class 3)       (Class 3)       (Class 3)         (Class 3)           (Class VC)
                               ---------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $  172,210,686   $ 20,491,234   $   43,473,502   $      23,809,754   $      240,195,562

Liabilities:                                -              -                -                   -                    -
                               ---------------------------------------------------------------------------------------
Net assets:                    $  172,210,686   $ 20,491,234   $   43,473,502   $      23,809,754   $      240,195,562

                               =======================================================================================
    Accumulation units         $  166,116,586   $ 19,877,423   $   42,682,086   $      23,227,874   $      240,119,654

    Contracts in payout
 (annuitization) period             6,094,100        613,811          791,416             581,880               75,908
                               ---------------------------------------------------------------------------------------
     Total net assets          $  172,210,686   $ 20,491,234   $   43,473,502   $      23,809,754   $      240,195,562
                               =======================================================================================
 Accumulation units
  outstanding                       1,470,881        253,203        1,006,795             591,640           23,295,497
                               =======================================================================================

                                                                     Sterling Capital    Sterling Capital
                                    Mid Cap       Sterling Capital        Special           Strategic        Sterling Capital
                                Value Portfolio     Select Equity      Opportunities    Allocation Equity   Total Return Bond
                                  (Class VC)             VIF                VIF                VIF                 VIF
                               -----------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $      26,314,421  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666

Liabilities:                                   -                  -                  -                   -                   -
                               -----------------------------------------------------------------------------------------------
Net assets:                    $      26,314,421  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666
                               ===============================================================================================
    Accumulation units         $      26,260,548  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666

    Contracts in payout
 (annuitization) period                   53,873                  -                  -                   -                   -
                               -----------------------------------------------------------------------------------------------
     Total net assets          $      26,314,421  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666
                               ===============================================================================================
Accumulation units
  outstanding                          2,028,107            161,090            916,394             167,616             600,917
                               ===============================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILTIES
                               DECEMBER 31, 2011
                                  (continued)

                                  MTB Managed                          Franklin Templeton    Allocation
                               Allocation Fund -    Franklin Income    VIP Founding Funds     Balanced
                                    Moderate        Securities Fund     Allocation Fund      Portfolio
                                   Growth II           (Class 2)           (Class 2)         (Class 3)
                               ------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $              305  $     95,709,571   $        41,094,450   $86,485,664

Liabilities:                                    -                 -                     -             -
                               ------------------------------------------------------------------------
Net assets:                    $              305  $     95,709,571   $        41,094,450   $86,485,664
                               ========================================================================
    Accumulation units         $              305  $     95,709,571   $        41,094,450   $86,485,664

    Contracts in payout
 (annuitization) period                         -                 -                     -             -
                               ------------------------------------------------------------------------
     Total net assets          $              305  $     95,709,571   $        41,094,450   $86,485,664
                               ========================================================================
Accumulation units
 outstanding                                   34         9,098,783             4,603,619     7,633,479
                               ========================================================================
                                                         Allocation
                                 Allocation Growth        Moderate            Allocation        Real Return
                                     Portfolio        Growth Portfolio    Moderate Portfolio     Portfolio
                                     (Class 3)           (Class 3)            (Class 3)          (Class 3)
                               ---------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434

Liabilities:                                    -                   -                     -              -
                               ---------------------------------------------------------------------------
Net assets:                    $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434

                               ===========================================================================
    Accumulation units         $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434
    Contracts in payout
 (annuitization) period                         -                   -                     -              -
                               ---------------------------------------------------------------------------
     Total net assets          $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434
                               ===========================================================================
Accumulation units
 outstanding                            1,220,227          12,970,069            10,906,627     16,606,426
                               ===========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Contracts With Total     Contracts With Total       Contracts With Total     Contracts With Total
                                 Expenses of 1.15%         Expenses of 1.30%          Expenses of 1.40%       Expenses of 1.52% (1)
                                 --------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
  Asset Allocation
  Portfolio (Class 1)                 - $          -             - $          -            - $          -             - $          -
  Capital Appreciation
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Government and Quality
  Bond Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Growth Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Natural Resources
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Asset Allocation
  Portfolio (Class 2)                 -            -             -            -            -            -       266,368        27.09
  Capital Appreciation
  Portfolio (Class 2)                 -            -             -            -       87,605        47.80       745,482        47.35
  Government and Quality
  Bond Portfolio
  (Class 2)                           -            -             -            -            -            -     2,387,360        20.71
  Growth Portfolio
  (Class 2)                           -            -             -            -            -            -       696,153        30.48
  Natural Resources
  Portfolio (Class 2)                 -            -             -            -            -            -       217,978        45.75
  Asset Allocation
  Portfolio (Class 3)           167,725        11.64       120,753        11.47       13,200        11.52       141,478        26.80
  Capital Appreciation
  Portfolio (Class 3)           588,551        12.10     2,107,734        11.93      187,784        11.93     3,922,990        46.95
  Government and
  Quality Bond
  Portfolio (Class 3)           853,508        12.31     2,843,327        12.14      342,720        12.15    13,761,480        20.52
  Growth Portfolio
  (Class 3)                     147,993         9.87       128,428         9.74       41,554         9.75     2,130,469        30.22
  Natural Resources
  Portfolio (Class 3)           160,007        10.08       494,167         9.96       99,496         9.96     1,424,137        45.27

SUNAMERICA SERIES TRUST:
  Aggressive Growth
  Portfolio (Class 1)                 - $          -             - $          -            - $          -             - $          -
  Alliance Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Balanced Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Blue Chip Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Capital Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Cash Management
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Corporate Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Davis Venture Value
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  "Dogs" of Wall Street
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Emerging Markets
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Equity Opportunities
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Fundamental Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Global Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Global Equities
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Growth Opportunities
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Growth-Income Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  High-Yield Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  International
  Diversified
  Equities Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  International Growth
  and Income
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Marsico Focused Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  MFS Massachusetts
  Investors Trust
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  MFS Total Return
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Mid-Cap Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Real Estate
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Technology Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Telecom Utility
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Total Return Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Aggressive Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       196,596        12.62
  Alliance Growth
  Portfolio (Class 2)                 -            -             -            -       23,852        31.66       584,437        31.08
  Balanced Portfolio
  (Class 2)                           -            -             -            -            -            -       339,967        16.58
  Blue Chip Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       416,379         5.88
  Capital Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       216,285         7.19
  Cash Management
  Portfolio (Class 2)                 -            -             -            -            -            -     1,305,218        12.87
  Corporate Bond
  Portfolio (Class 2)                 -            -             -            -            -            -     1,003,223        24.66
  Davis Venture Value
  Portfolio (Class 2)                 -            -             -            -       61,765        33.86     1,532,697        33.35
  "Dogs" of Wall Street
  Portfolio (Class 2)                 -            -             -            -            -            -       393,492        13.59
  Emerging Markets
  Portfolio (Class 2)                 -            -             -            -            -            -       374,725        16.67
  Equity Opportunities
  Portfolio (Class 2)                 -            -             -            -            -            -       227,015        18.12
  Foreign Value
  Portfolio (Class 2)                 -            -             -            -            -            -     1,574,650        14.76
  Fundamental Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       109,810        16.57
  Global Bond
  Portfolio (Class 2)                 -            -             -            -            -            -       414,421        23.36
  Global Equities
  Portfolio (Class 2)                 -            -             -            -       70,219        18.70       175,616        18.43
  Growth Opportunities
  Portfolio (Class 2)                 -            -             -            -            -            -       582,271         5.80
  Growth-Income
  Portfolio (Class 2)                 -            -             -            -            -            -       240,590        28.35
  High-Yield Bond
  Portfolio (Class 2)                 -            -             -            -            -            -       547,520        22.45
  International
  Diversified
  Equities
  Portfolio (Class 2)                 -            -             -            -            -            -     1,494,269        11.11
  International
  Growth and
  Income
  Portfolio (Class 2)                 -            -             -            -            -            -       585,383        11.82
  Marsico Focused
  Growth Portfolio
  (Class 2)                           -            -             -            -            -            -     1,103,781        11.33
  MFS Massachusetts
  Investors Trust
  Portfolio (Class 2)                 -            -             -            -            -            -       423,845        22.16
  MFS Total Return
  Portfolio (Class 2)                 -            -             -            -            -            -     1,420,271        27.70
  Mid-Cap Growth
  Portfolio (Class 2)                 -            -             -            -       72,405        11.22     1,109,640        11.06
  Real Estate
  Portfolio (Class 2)                 -            -             -            -            -            -       315,952        23.32
  Small & Mid Cap
  Value Portfolio
  (Class 2)                           -            -             -            -            -            -       905,379        18.51
  Technology
  Portfolio (Class 2)                 -            -             -            -       64,601         2.26       960,809         2.24
  Telecom Utility
  Portfolio (Class 2)                 -            -             -            -            -            -       104,312        16.73
  Total Return Bond
  Portfolio (Class 2)                 -            -             -            -            -            -       637,684        27.34
  Aggressive Growth
  Portfolio (Class 3)            34,677         8.30       211,903         8.13       30,735         8.13       687,999        12.49
  Alliance Growth
  Portfolio (Class 3)            89,004        10.31       110,822        10.19       54,047        10.17     1,835,890        30.81
  American Funds Asset
  Allocation SAST
  Portfolio (Class 3)           588,896        10.32     1,396,870        10.19      289,538        10.19     3,288,069        10.15
  American Funds
  Global Growth SAST
  Portfolio (Class 3)         1,214,624        10.33     5,656,679        10.19      514,685        10.20    13,030,834        10.06
  American Funds
  Growth SAST
  Portfolio (Class 3)           719,006         9.82     2,542,152         9.69      299,666         9.69    10,752,812         9.68
  American Funds
  Growth- Income
  SAST Portfolio
  (Class 3)                     653,691         9.34     1,586,603         9.21      304,784         9.22    10,251,728         9.00
  Balanced Portfolio
  (Class 3)                     142,601        10.99       368,699        10.86       84,658        10.84       846,164        16.42
  Blue Chip Growth
  Portfolio (Class 3)           175,233        10.11     1,097,615         9.92       63,272         9.96     3,630,286         5.82
  Capital Growth
  Portfolio (Class 3)            68,561         9.66         6,641         9.54       40,149         9.54     3,394,576         7.11
  Cash Management
  Portfolio (Class 3)           529,442         9.93       935,815         9.79       57,491         9.79     7,145,652        12.76
  Corporate Bond
  Portfolio (Class 3)           844,748        14.40     3,308,381        14.21      326,146        14.21    10,180,361        24.34
  Davis Venture Value
  Portfolio (Class 3)           875,349         9.52     3,262,288         9.39      341,023         9.40     7,043,290        33.06
  "Dogs" of Wall Street
  Portfolio (Class 3)            85,293        11.71       326,655        11.62       44,659        11.57       962,581        13.45
  Emerging Markets
  Portfolio (Class 3)           264,950        10.51       930,884        10.36      117,560        10.37     3,901,344        16.49
  Equity Opportunities
  Portfolio (Class 3)            19,688         9.76        61,323         9.62       12,555         9.63       566,058        17.95
  Foreign Value
  Portfolio (Class 3)         1,298,435         8.44     6,692,945         8.32      466,990         8.31    12,173,325        14.64
  Fundamental Growth
  Portfolio (Class 3)            82,237         9.89        65,703         9.77       75,372         9.75     2,460,096        16.42
  Global Bond
  Portfolio (Class 3)           402,280        13.41     1,421,192        13.22      178,013        13.23     3,381,798        23.16
  Global Equities
  Portfolio (Class 3)           120,678         8.75       298,316         8.59       16,641         8.65       508,084        18.22
  Growth Opportunities
  Portfolio (Class 3)           395,615        11.37     1,988,550        11.21      136,137        11.22     9,979,784         5.74
  Growth-Income
  Portfolio (Class 3)           328,943         9.84       935,333         9.63       56,632         9.71       422,525        28.10
  High-Yield Bond
  Portfolio (Class 3)           154,393        11.44       838,118        11.26      100,497        11.29     2,312,196        22.26
  International
  Diversified
  Equities Portfolio
  (Class 3)                     154,588         8.57       307,919         8.45      102,057         8.46     8,198,388        11.02
  International
  Growth and
  Income
  Portfolio (Class 3)           261,309         7.11       143,474         7.02      193,333         7.01     8,699,284        11.67
  Marsico Focused
  Growth Portfolio
  (Class 3)                     259,152        10.60       990,175        10.46      125,570        10.45     2,651,947        11.23
  MFS Massachusetts
  Investors Trust
  Portfolio (Class 3)           588,227        10.40     3,146,945        10.28      206,166        10.25     3,657,384        21.97
  MFS Total Return
  Portfolio (Class 3)           173,386        10.76       579,499        10.61       45,590        10.62     3,323,403        27.45

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Contracts With Total     Contracts With Total       Contracts With Total     Contracts  With Total
                                 Expenses of 1.15%         Expenses of 1.30%          Expenses of 1.40%       Expenses  of 1.52% (1)
                                 --------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                      Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation  value of
                              units     accumulation   units       accumulation   units      accumulation    units      accumulation
Variable Accounts          outstanding    units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------  ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio (Class 3)            171,937 $      11.39       794,854 $      11.23       67,263  $     11.25     3,949,475  $     10.96
 Real Estate
 Portfolio (Class 3)            560,687         8.42     2,567,462         8.30      240,649         8.31     4,078,621        23.10
 Small & Mid Cap Value
 Portfolio (Class 3)            804,057        11.23    3,884,706         11.07      346,471        11.08     9,939,232        18.35
 Small Company Value
 Portfolio (Class 3)            445,233        10.29    2,192,103         10.15      188,442         10.16    7,522,325         9.28
 Technology
 Portfolio (Class 3)             27,426        10.20       89,024         10.07        9,449         10.07    4,841,471         2.21
 Telecom Utility
 Portfolio (Class 3)             57,475        12.63      146,265         12.46       15,909         12.47      458,712        16.58
 Total Return Bond
 Portfolio (Class 3)          1,435,557        13.70    7,345,732         13.42      472,835         13.50    8,205,379        27.13

INVESCO VARIABLE
 INSURANCE FUNDS
 (Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund        12,635 $      11.11      132,872  $      10.96       13,627  $      10.99      829,445  $      9.95
 Invesco Van Kampen
 V.I. Comstock Fund             701,580         9.35    3,289,778          9.23      234,609          9.22    9,445,040        11.95
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                    799,958         9.73    3,878,109          9.59      368,535          9.60   16,109,173        13.50

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                    - $          -            -  $          -      312,127  $       5.83            -  $         -
 Equity Income
 Account (Class 1)                    -            -            -             -    1,767,864         10.04            -            -
 Government & High
 Quality Bond
 Account (Class 1)                    -            -            -             -      354,131          8.37            -            -
 Income Account (Class 1)             -            -            -             -      706,313          9.49            -            -
 LargeCap Blend
 Account II (Class 1)                 -            -            -             -      253,021          6.50            -            -
 LargeCap Growth
 Account (Class 1)                    -            -            -             -       57,360          6.82            -            -
 MidCap Blend
 Account (Class 1)                    -            -            -             -      175,600         11.33            -            -
 Money Market
 Account (Class 1)                    -            -            -             -      260,523          5.99            -            -
 Principal Capital
 Appreciation
 Account (Class 1)                    -            -            -             -      783,956         12.78            -            -
 Real Estate Securities
 Account (Class 1)                    -            -            -             -       40,174         19.32            -            -
 SAM Balanced
 Portfolio (Class 1)                  -            -            -             -    3,598,873         10.81      270,083        10.67
 SAM Conservative
 Balanced Portfolio
 (Class 1)                            -            -            -             -      751,149          8.18            -            -
 SAM Conservative
 Growth
 Portfolio (Class 1)                  -            -            -             -    1,079,112         10.66      206,456        10.48
 SAM Flexible
 Income
 Portfolio (Class 1)                  -            -            -             -      857,732          9.69            -            -
 SAM Strategic
 Growth Portfolio
 (Class 1)                            -            -            -             -      447,366         11.10       63,882        10.95
 Short-Term Income
 Account (Class 1)                    -            -            -             -      171,640          7.54            -            -
 SmallCap Growth
 Account II (Class 1)                 -            -            -             -       51,807          6.35            -            -
 SmallCap Value
 Account I (Class 1)                  -            -            -             -       17,071          9.00            -            -
 Diversified International
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Equity Income
 Account (Class 2)                    -            -            -             -            -             -      300,102         9.27
 Government &
 High Quality Bond
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Income
 Account (Class 2)                    -            -            -             -            -             -            -            -
 LargeCap Blend
 Account II (Class 2)                 -            -            -             -            -             -            -            -
 LargeCap Growth
 Account (Class 2)                    -            -            -             -            -             -            -            -
 MidCap Blend
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Money Market
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Principal Capital
 Appreciation Account
 (Class 2)                            -            -            -             -            -             -            -            -
 Real Estate Securities
 Account (Class 2)                    -            -            -             -            -             -            -            -
 SAM Balanced
 Portfolio (Class 2)                  -            -            -             -            -             -    1,316,492        10.43
 SAM Conservative
 Balanced
 Portfolio (Class 2)                  -            -            -             -            -             -        6,887        11.01
 SAM Conservative
 Growth
 Portfolio (Class 2)                  -            -            -             -            -             -      708,864        10.24
 SAM Flexible
 Income
 Portfolio (Class 2)                  -            -            -             -            -             -       16,228        11.50
 SAM Strategic Growth
 Portfolio (Class 2)                  -            -            -             -            -             -      267,322        10.71
 Short-Term Income
 Account (Class 2)                    -            -            -             -            -             -            -            -
 SmallCap Growth
 Account II (Class 2)                 -            -            -             -            -             -            -            -
 SmallCap Value
 Account I (Class 2)                  -            -            -             -            -             -            -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST (Class 1):
 Columbia Variable
 Portfolio - Asset
 Allocation Fund                      - $          -            -  $          -            -  $          -       27,204  $     11.46
 Columbia Variable
 Portfolio - Small
 Company Growth Fund                  -            -            -             -            -             -       61,431        11.43

COLUMBIA FUNDS VARIABLE
 INSURANCE TRUST I:
 Columbia Variable
 Portfolio - High
 Income Fund (Class 1)                - $          -            -  $          -            -  $          -      335,280  $     19.47
 Columbia Variable
 Portfolio - Marsico
 Focused Equities
 Fund (Class 1)                       -            -            -             -            -             -      528,936        10.96
 Columbia Variable
 Portfolio - Marsico
 Growth Fund (Class 1)                -            -            -             -            -             -      175,765        10.47
 Columbia Variable
 Portfolio - Marsico
 21st Century
 Fund (Class 1)                       -            -            -             -            -             -       65,409        13.25
 Columbia Variable
 Portfolio - Mid Cap
 Growth Fund (Class 1)                -            -            -             -            -             -       32,082        10.82
 Columbia Variable
 Portfolio - Marsico
 International
 Opportunities Fund
 (Class 2)                            -            -            -             -            -             -      172,365        14.65

COLUMBIA FUNDS
 VARIABLE SERIES
 TRUST II (Class 1):
 Columbia Variable
 Portfolio - Diversified
 Equity Income Fund                   - $          -            -  $          -            -  $          -      223,619  $     10.45

AMERICAN FUNDS
 INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)                       -            -            -             -            -             -      333,074        15.83
 Global Growth
 Fund (Class 2)                       -            -            -             -            -             -    4,775,648        20.65
 Growth Fund (Class 2)                -            -            -             -            -             -    7,516,171        18.66
 Growth-Income
 Fund (Class 2)                       -            -            -             -            -             -    8,567,353        15.86
 Asset Allocation
 Fund (Class 3)                       -            -      754,551         47.40       31,229         46.73            -            -
 Cash Management
 Fund (Class 3)                       -            -      537,787         21.58       13,437         21.27            -            -
 Growth Fund (Class 3)                -            -    1,066,684        170.79       38,749        168.39            -            -
 Growth-Income
 Fund (Class 3)                       -            -    1,401,534        117.16       69,347        115.51            -            -
 High-Income
 Bond Fund (Class 3)                  -            -      246,382         80.96        6,821         79.82            -            -
 International
 Fund (Class 3)                       -            -      975,366         43.20       31,429         42.59            -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                       -            -      554,813         40.28       36,827         39.71            -            -

LORD ABBETT SERIES
 FUND, INC. (Class VC):
 Growth and
 Income Portfolio               457,593 $       8.65    1,866,796  $       8.50      233,245  $       8.51    9,445,852  $     10.99
 Mid Cap Value Portfolio              -            -            -             -            -             -       49,068        12.99

STERLING CAPITAL
 VARIABLE INSURANCE FUNDS:
 Sterling Capital
 Select Equity VIF                    - $          -            -  $          -            -  $          -       81,328  $      8.71
 Sterling Capital
 Special Opportunities VIF            -            -            -             -            -             -      490,617        14.28
 Sterling Capital
 Strategic Allocation
 Equity VIF                           -            -            -             -            -             -       96,116         9.32
 Sterling Capital
 Total Return Bond VIF                -            -            -             -            -             -      314,702        12.91

MTB GROUP OF FUNDS:
 MTB Managed Allocation
 Fund - Moderate Growth II            - $          -            -  $          -            -  $          -           17  $      9.09

FRANKLIN TEMPLETON
 VARIABLE INSURANCE
 PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund                415,204 $       10.68   1,614,375  $      10.63      119,951  $      10.58    3,419,042  $     10.52
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund                 74,421          9.08     583,043          9.01       61,939          8.99    2,360,255         8.94

SEASONS SERIES
 TRUST (Class 3):
 Allocation Balanced
 Portfolio                      392,945 $       11.57   2,126,800  $      11.39      167,870  $      11.44    1,614,996  $     11.33
 Allocation Growth
 Portfolio                        3,139         10.48     226,663         10.30            -             -      163,349        10.25
 Allocation Moderate
 Growth Portfolio               690,559         10.81   2,789,887         10.62      254,285         10.67    3,256,421        10.58
 Allocation Moderate
 Portfolio                      466,475         11.27   2,921,500         11.06      232,814         11.12    2,474,994        11.01
 Real Return Portfolio          687,844         12.17   3,797,293         11.96      270,699         12.03    4,817,608        11.90

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Contracts With Total     Contracts With Total       Contracts With Total      Contracts With Total
                                 Expenses of 1.52% (2)    Expenses of 1.52% (3)     Expenses of 1.52% (4)      Expenses of 1.55% (5)
                                 --------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
 Asset Allocation
 Portfolio (Class 1)          4,575,905  $      27.51            -  $         -            -  $         -             -  $         -
 Capital Appreciation
 Portfolio (Class 1)          5,306,467         48.00       78,631        12.40            -            -             -            -
 Government and Quality
 Bond Portfolio
 (Class 1)                    5,980,269         21.03       82,286        14.36            -            -             -            -
 Growth
 Portfolio (Class 1)          2,666,991         30.92            -            -            -            -             -            -
 Natural Resources
 Portfolio (Class 1)          1,304,836         46.36            -            -            -            -             -            -
 Asset Allocation
 Portfolio (Class 2)                  -             -            -            -        6,198        27.09             -            -
 Capital Appreciation
 Portfolio (Class 2)                  -             -            -            -       14,846        47.76        17,218        47.16
 Government and Quality
 Bond Portfolio
 (Class 2)                            -             -                         -       63,687        20.74             -            -
 Growth
 Portfolio (Class 2)                  -             -            -            -       20,967        30.49             -            -
 Natural Resources
 Portfolio (Class 2)                  -             -            -            -        4,846        45.83             -            -
 Asset Allocation
 Portfolio (Class 3)                  -             -            -            -      313,421        26.80        85,647        11.37
 Capital Appreciation
 Portfolio (Class 3)                  -             -            -            -      616,597        46.95       940,352        11.83
 Government and Quality
 Bond Portfolio
 (Class 3)                            -             -            -            -    2,310,818        20.52     1,384,936        12.06
 Growth Portfolio
 (Class 3)                            -             -            -            -      331,087        30.22        67,859         9.67
 Natural Resources
 Portfolio (Class 3)                  -             -            -            -      206,363        45.27       298,771         9.88

SUNAMERICA SERIES TRUST:
 Aggressive Growth
 Portfolio (Class 1)          1,968,631  $      12.83       10,893  $      6.79            -  $         -             -  $         -
 Alliance Growth
 Portfolio (Class 1)          4,951,537         31.70       26,835         8.89            -            -             -            -
 Balanced
 Portfolio (Class 1)          2,554,518         16.84       22,512         9.50            -            -             -            -
 Blue Chip Growth
 Portfolio (Class 1)          1,306,492          5.96       40,065         7.25            -            -             -            -
 Capital Growth
 Portfolio (Class 1)            698,658          7.30            -            -            -            -             -            -
 Cash Management
 Portfolio (Class 1)          4,563,029         13.07       11,524        10.10            -            -             -            -
 Corporate Bond
 Portfolio (Class 1)          3,961,730         25.03            -            -            -            -             -            -
 Davis Venture Value
 Portfolio (Class 1)         11,580,568         33.90       84,336        11.79            -            -             -            -
 "Dogs" of Wall Street
 Portfolio (Class 1)          1,567,375         13.78            -            -            -            -             -            -
 Emerging Markets
 Portfolio (Class 1)          2,364,600         16.92        7,521        25.34            -            -             -            -
 Equity Opportunities
 Portfolio (Class 1)          1,493,030         18.40            -            -            -            -             -            -
 Fundamental Growth
 Portfolio (Class 1)          2,333,674         16.84       17,671         6.94            -            -             -            -
 Global Bond
 Portfolio (Class 1)          2,047,496         23.73       15,779        15.58            -            -             -            -
 Global Equities
 Portfolio (Class 1)          2,648,393         18.72        7,886         8.60            -            -             -            -
 Growth Opportunities
 Portfolio (Class 1)          1,869,487          5.88            -            -            -            -             -            -
 Growth-Income
 Portfolio (Class 1)          4,626,793         28.83       59,084         9.14            -            -             -            -
 High-Yield Bond
 Portfolio (Class 1)          3,003,754         22.80            -            -            -            -             -            -
 International
 Diversified
 Equities
 Portfolio (Class 1)          3,580,492         11.28            -            -            -            -             -            -
 International Growth
 and Income
 Portfolio (Class 1)          3,495,048         11.99       66,086         8.60            -            -             -            -
 Marsico Focused
 Growth Portfolio
 (Class 1)                    1,079,220         11.51            -            -            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 1)          2,155,111         22.48       22,377        10.87            -            -             -            -
 MFS Total Return
 Portfolio (Class 1)          5,180,020         28.13       68,666        13.11            -            -             -            -
 Mid-Cap Growth
 Portfolio (Class 1)          2,866,804         11.23       51,855         6.69            -            -             -            -
 Real Estate
 Portfolio (Class 1)          1,398,785         23.67            -            -            -            -             -            -
 Technology
 Portfolio (Class 1)          3,824,305          2.27            -            -            -            -             -            -
 Telecom Utility
 Portfolio (Class 1)            980,769         16.98            -            -            -            -             -            -
 Total Return Bond
 Portfolio (Class 1)          2,529,044         27.77            -            -            -            -             -            -
 Aggressive Growth
 Portfolio (Class 2)                  -             -            -            -        6,462        12.62             -            -
 Alliance Growth
 Portfolio (Class 2)                  -             -            -            -       11,462        31.08         4,353        30.96
 Balanced
 Portfolio (Class 2)                  -             -            -            -       12,761        16.58             -            -
 Blue Chip Growth
 Portfolio (Class 2)                  -             -            -            -        5,338         5.88             -            -
 Capital Growth
 Portfolio (Class 2)                  -             -            -            -        1,657         7.19             -            -
 Cash Management
 Portfolio (Class 2)                  -             -            -            -       62,032        12.87             -            -
 Corporate Bond
 Portfolio (Class 2)                  -             -            -            -       17,385        24.66             -            -
 Davis Venture Value
 Portfolio (Class 2)                  -             -            -            -       30,006        33.35        10,447        33.29
 "Dogs" of Wall Street
 Portfolio (Class 2)                  -             -            -            -        1,172        13.59             -            -
 Emerging Markets
 Portfolio (Class 2)                  -             -            -            -       11,536        16.67             -            -
 Equity Opportunities
 Portfolio (Class 2)                  -             -            -            -       14,910        18.12             -            -
 Foreign Value
 Portfolio (Class 2)                  -             -            -            -       12,724        14.76             -            -
 Fundamental Growth
 Portfolio (Class 2)                  -             -            -            -        3,909        16.57             -            -
 Global Bond
 Portfolio (Class 2)                  -             -            -            -       17,455        23.36             -            -
 Global Equities
 Portfolio (Class 2)                  -             -            -            -       14,737        18.43         5,694        18.40
 Growth Opportunities
 Portfolio (Class 2)                  -             -            -            -        3,806         5.80             -            -
 Growth-Income
 Portfolio (Class 2)                  -             -            -            -        7,473        28.35             -            -
 High-Yield Bond
 Portfolio (Class 2)                  -             -            -            -        5,729        22.45             -            -
 International
 Diversified
 Equities
 Portfolio (Class 2)                  -             -            -            -       28,497        11.11             -            -
 International
 Growth and Income
 Portfolio (Class 2)                  -             -            -            -        8,402        11.82             -            -
 Marsico Focused Growth
 Portfolio (Class 2)                  -             -            -            -            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 2)                  -             -            -            -        5,722        22.16             -            -
 MFS Total Return
 Portfolio (Class 2)                  -             -            -            -       23,196        27.70             -            -
 Mid-Cap Growth
 Portfolio (Class 2)                  -             -            -            -       23,495        11.06        19,081        11.04
 Real Estate
 Portfolio (Class 2)                  -             -            -            -       10,668        23.32             -            -
 Small & Mid Cap Value
 Portfolio (Class 2)                  -             -            -            -       25,510        18.51             -            -
 Technology
 Portfolio (Class 2)                  -             -            -            -        7,125         2.24         4,568         2.23
 Telecom Utility
 Portfolio (Class 2)                  -             -            -            -            -            -             -            -
 Total Return Bond
 Portfolio (Class 2)                  -             -            -            -            -            -             -            -
 Aggressive Growth
 Portfolio (Class 3)                  -             -            -            -      109,226        12.49        73,531         8.06
 Alliance Growth
 Portfolio (Class 3)                  -             -            -            -      440,125        30.81        81,284        10.09
 American Funds
 Asset Allocation
 SAST Portfolio
 (Class 3)                            -             -            -            -        2,065        10.15       661,848        10.11
 American Funds
 Global Growth SAST
 Portfolio (Class 3)                  -             -            -            -       57,443        10.06     2,499,244        10.12
 American Funds
 Growth SAST
 Portfolio (Class 3)                  -             -            -            -       53,954         9.68     1,340,544         9.62
 American Funds
 Growth-Income SAST
 Portfolio (Class 3)                  -             -            -            -       45,653         9.00       862,648         9.15
 Balanced
 Portfolio (Class 3)                  -             -            -            -      104,488        16.42       299,425        10.78
 Blue Chip Growth
 Portfolio (Class 3)                  -             -            -            -      129,494         5.82       551,512         9.85
 Capital Growth
 Portfolio (Class 3)                  -             -            -            -      202,707         7.11        13,026         9.47
 Cash Management
 Portfolio (Class 3)                  -             -            -            -    1,945,851        12.76       252,201         9.72
 Corporate Bond
 Portfolio (Class 3)                  -             -            -            -    1,535,144        24.34     1,498,771        14.10
 Davis Venture Value
 Portfolio (Class 3)                  -             -            -            -    1,031,470        33.06     1,577,236         9.32
 "Dogs" of Wall Street
 Portfolio (Class 3)                  -             -            -            -      127,876        13.45       238,509        11.49
 Emerging Markets
 Portfolio (Class 3)                  -             -            -            -      537,321        16.49       460,198        10.29
 Equity Opportunities
 Portfolio (Class 3)                  -             -            -            -      304,126        17.95        43,428         9.52
 Foreign Value
 Portfolio (Class 3)          1,190,604         14.64            -            -    1,058,342        14.64     3,039,407         8.26
 Fundamental Growth
 Portfolio (Class 3)                  -             -            -            -      120,014        16.42        23,172         9.68
 Global Bond
 Portfolio (Class 3)                  -             -            -            -      383,780        23.16       677,450        13.13
 Global Equities
 Portfolio (Class 3)                  -             -            -            -      118,247        18.22       152,035         8.51
 Growth Opportunities
 Portfolio (Class 3)                  -             -            -            -      705,318         5.74       898,816        11.13
 Growth-Income
 Portfolio (Class 3)                  -             -            -            -       54,573        28.10       357,212         9.55
 High-Yield Bond
 Portfolio (Class 3)                  -             -            -            -      281,889        22.26       422,877        11.17
 International
 Diversified
 Equities
 Portfolio (Class 3)                  -             -            -            -    1,151,808        11.02       194,943         8.39
 International
 Growth and
 Income
 Portfolio (Class 3)                  -             -            -            -      786,727        11.67       165,954         6.95
 Marsico Focused Growth
 Portfolio (Class 3)                  -             -            -            -       50,061        11.22       442,327        10.38
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 3)                  -             -            -            -      118,394        21.97     1,362,579        10.21
 MFS Total Return
 Portfolio (Class 3)                  -             -            -            -      675,320        27.45       278,340        10.54

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                 Contracts With Total     Contracts With Total       Contracts With Total      Contracts With Total
                                 Expenses of 1.52% (2)    Expenses of 1.52% (3)     Expenses of 1.52% (4)      Expenses of 1.55% (5)
                          ----------------------------    --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio (Class 3)                  -  $         -             -  $         -      433,276  $     10.96       327,532  $     11.15
 Real Estate
 Portfolio (Class 3)                  -            -             -            -      333,674        23.10     1,141,288         8.24
 Small & Mid Cap Value
 Portfolio (Class 3)            797,817        18.35             -            -    1,037,494        18.35     1,702,623        11.00
 Small Company Value
 Portfolio (Class 3)                  -            -             -            -      457,440         9.28       935,585        10.07
 Technology
 Portfolio (Class 3)                  -            -             -            -      663,581         2.21        71,077        10.00
 Telecom Utility
 Portfolio (Class 3)                  -            -             -            -       16,890        16.58        87,952        12.30
 Total Return Bond
 Portfolio (Class 3)                  -            -             -            -       76,921        27.13     3,598,702        13.33

INVESCO VARIABLE
 INSURANCE FUNDS
 (Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund       378,933  $      9.90             -  $         -      103,908  $     10.06        64,759  $     10.88
 Invesco Van Kampen
 V.I. Comstock Fund           4,011,021        11.95             -            -      656,308        12.03     1,505,712         9.16
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                  3,187,946        13.55             -            -    1,339,221        13.45     1,757,017         9.52

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                    -  $         -             -  $         -            -  $         -        17,793  $      5.74
 Equity Income
 Account (Class 1)                    -            -             -            -            -            -       268,866         9.88
 Government & High
 Quality Bond
 Account (Class 1)                    -            -             -            -            -            -        93,651         8.23
 Income Account (Class 1)             -            -             -            -            -            -       152,500         9.34
 LargeCap Blend
 Account II (Class 1)                 -            -             -            -            -            -        78,807         6.41
 LargeCap Growth
 Account (Class 1)                    -            -             -            -            -            -        22,013         6.72
 MidCap Blend
 Account (Class 1)                    -            -             -            -            -            -        45,301        11.15
 Money Market
 Account (Class 1)                    -            -             -            -            -            -       149,781         5.93
 Principal Capital
 Appreciation Account
 (Class 1)                            -            -             -            -            -            -       109,620        12.57
 Real Estate Securities
 Account (Class 1)                    -            -             -            -            -            -         4,800        18.78
 SAM Balanced
 Portfolio (Class 1)                  -            -             -            -            -            -       796,753        10.64
 SAM Conservative Balanced
 Portfolio (Class 1)                  -            -             -            -            -            -       149,739         8.06
 SAM Conservative Growth
 Portfolio (Class 1)                  -            -             -            -            -            -       511,472        10.49
 SAM Flexible Income
 Portfolio (Class 1)                  -            -             -            -            -            -        87,386         9.55
 SAM Strategic Growth
 Portfolio (Class 1)                  -            -             -            -            -            -       172,229        10.92
 Short-Term Income
 Account (Class 1)                    -            -             -            -            -            -        56,581         7.45
 SmallCap Growth
 Account II (Class 1)                 -            -             -            -            -            -        14,341         6.26
 SmallCap Value
 Account I (Class 1)                  -            -             -            -            -            -         1,808         8.88
 Diversified International
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Equity Income
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Government & High
 Quality Bond Account
 (Class 2)                            -            -             -            -            -            -             -            -
 Income Account (Class 2)             -            -             -            -            -            -             -            -
 LargeCap Blend
 Account II (Class 2)                 -            -             -            -            -            -             -            -
 LargeCap Growth
 Account (Class 2)                    -            -             -            -            -            -             -            -
 MidCap Blend
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Money Market
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Principal Capital
 Appreciation
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Real Estate Securities
 Account (Class 2)                    -            -             -            -            -            -             -            -
 SAM Balanced
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Conservative Balanced
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Conservative Growth
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Flexible Income
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Strategic Growth
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 Short-Term Income
 Account (Class 2)                    -            -             -            -            -            -             -            -
 SmallCap Growth
 Account II (Class 2)                 -            -             -            -            -            -             -            -
 SmallCap Value
 Account I (Class 2)                  -            -             -            -            -            -             -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST (Class 1):
 Columbia Variable
 Portfolio - Asset
 Allocation Fund                      -  $         -        56,850  $     11.46            -  $         -             -  $         -
 Columbia Variable
 Portfolio - Small
 Company Growth Fund                  -            -        45,600        11.43            -            -             -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST I:
 Columbia Variable
 Portfolio - High
 Income Fund (Class 1)                -  $         -        36,841  $     19.47      286,155  $     19.40             -  $         -
 Columbia Variable
 Portfolio - Marsico
 Focused Equities
 Fund (Class 1)                       -            -        76,508        10.96      944,369        11.00             -            -
 Columbia Variable
 Portfolio - Marsico
 Growth Fund (Class 1)                -            -        41,993        10.47            -            -             -            -
 Columbia Variable
 Portfolio - Marsico
 21st Century
 Fund (Class 1)                       -            -         18,653       13.25            -            -             -            -
 Columbia Variable
 Portfolio - Mid Cap
 Growth Fund (Class 1)                -            -        24,364        10.82            -            -             -            -
 Columbia Variable
 Portfolio - Marsico
 International
 Opportunities Fund
 (Class 2)                            -            -        11,739         14.65           -            -             -            -

COLUMBIA FUNDS
 VARIABLE SERIES
 TRUST II (Class 1):
 Columbia Variable
 Portfolio - Diversified
 Equity Income Fund                   -  $         -        19,830  $     10.45            -  $         -             -  $         -

AMERICAN FUNDS
 INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)               4,014,867        15.83             -            -            -            -             -            -
 Global Growth
 Fund (Class 2)               3,602,012        20.65             -            -    1,221,195        20.65             -            -
 Growth Fund (Class 2)        5,079,824        18.66             -            -    1,782,883        18.66             -            -
 Growth-Income
 Fund (Class 2)               7,157,219        15.86             -            -    1,699,495        15.86             -            -
 Asset Allocation
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Cash Management
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Growth Fund (Class 3)                -            -             -            -            -            -             -            -
 Growth-Income
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 High-Income Bond
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 International
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                       -            -             -            -            -            -             -            -

LORD ABBETT SERIES
 FUND, INC. (Class VC):
 Growth and
 Income Portfolio             2,806,692  $     10.99             -  $         -      574,039  $     10.99       810,492  $      8.44
 Mid Cap Value Portfolio      1,849,361        12.99             -            -            -            -             -            -

STERLING CAPITAL
VARIABLE INSURANCE FUNDS:
 Sterling Capital
 Select Equity VIF                    -  $         -             -  $         -       29,836  $      8.71             -  $         -
 Sterling Capital
 Special Opportunities VIF            -            -             -            -      106,357        14.28             -            -
 Sterling Capital
 Strategic Allocation
 Equity VIF                           -            -             -            -       30,227         9.32             -            -
 Sterling Capital
 Total Return Bond VIF                -            -             -            -      114,399        12.91             -            -

MTB GROUP OF FUNDS:
 MTB Managed
 Allocation Fund -
 Moderate Growth II                   -  $         -             -  $         -            -  $         -             -  $         -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund                      -  $         -             -  $         -            -  $         -       802,526  $     10.55
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund                      -            -             -            -            -            -       211,278         8.94

SEASONS SERIES
 TRUST (Class 3):
 Allocation Balanced
 Portfolio                            -  $         -             -  $         -            -  $         -       966,659  $     11.32
 Allocation Growth
 Portfolio                            -            -             -            -            -            -       128,189        10.24
 Allocation Moderate
 Growth Portfolio                     -            -             -            -            -            -     1,305,989        10.56
 Allocation Moderate
 Portfolio                            -            -             -            -            -            -     1,127,868        11.01
 Real Return
 Portfolio                            -            -             -            -            -            -     1,655,870        11.90

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                              Contracts With Total       Contracts With Total       Contracts With Total     Contracts With Total
                              Expenses of 1.55% (6)        Expenses of 1.65%          Expenses of 1.70%      Expenses of 1.72% (4)
                           -------------------------- ------------------------  -------------------------  -------------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
 Asset Allocation
 Portfolio (Class 1)                  -  $         -             -  $         -            -  $         -             -  $         -
 Capital Appreciation
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Government and
 Quality Bond
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Growth
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Natural Resources
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Asset Allocation
 Portfolio (Class 2)                  -            -             -            -            -            -        17,208        26.59
 Capital Appreciation
 Portfolio (Class 2)             17,936        48.43             -            -        9,755        47.75        26,059        46.92
 Government and
 Quality Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        68,251        20.33
 Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        15,289        29.92
 Natural Resources
 Portfolio (Class 2)                 -             -             -            -             -           -         5,525        44.87
 Asset Allocation
 Portfolio (Class 3)                 -             -        60,136        11.31             -           -       362,394        26.33
 Capital Appreciation
 Portfolio (Class 3)                 -             -     1,183,918        11.74             -           -       975,436        46.11
 Government and
 Quality Bond
 Portfolio (Class 3)                 -             -     1,985,781        11.97             -           -     3,495,796        20.15
 Growth
 Portfolio (Class 3)                 -             -       119,150         9.59             -           -       506,400        29.66
 Natural Resources
 Portfolio (Class 3)                 -             -       380,590         9.78             -           -       354,598        44.37

SUNAMERICA SERIES TRUST:
 Aggressive Growth
 Portfolio (Class 1)                 -  $          -             -  $         -             -  $        -             -  $         -
 Alliance Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Balanced
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Blue Chip Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Capital Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Cash Management
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Corporate Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Davis Venture Value
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 "Dogs" of Wall Street
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Emerging Markets
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Equity Opportunities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Fundamental Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Global Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Global Equities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Growth Opportunities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Growth-Income
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 High-Yield Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 International
 Diversified Equities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 International Growth
 and Income
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Marsico Focused Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 MFS Total Return
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Mid-Cap Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Real Estate
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Technology
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Telecom Utility
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Total Return Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Aggressive Growth
 Portfolio (Class 2)                 -             -             -            -             -           -         8,456        12.42
 Alliance Growth
 Portfolio (Class 2)             7,156         31.24             -            -         3,712       30.77         9,665        30.52
 Balanced
 Portfolio (Class 2)                 -             -             -            -             -           -        10,897        16.28
 Blue Chip Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        21,462         5.77
 Capital Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        28,382         7.08
 Cash Management
 Portfolio (Class 2)                 -             -             -            -             -           -        25,520        12.64
 Corporate Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        24,274        24.18
 Davis Venture Value
 Portfolio (Class 2)                 -             -             -            -             -           -        34,709        32.69
 "Dogs" of Wall Street
 Portfolio (Class 2)                 -             -             -            -             -           -         9,875        13.36
 Emerging Markets
 Portfolio (Class 2)                 -             -             -            -             -           -         6,500        16.39
 Equity Opportunities
 Portfolio (Class 2)                 -             -             -            -             -           -         5,313        17.82
 Foreign Value
 Portfolio (Class 2)                 -             -             -            -             -           -         9,339        14.47
 Fundamental Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        17,421        16.30
 Global Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        11,973        22.98
 Global Equities
 Portfolio (Class 2)            13,627         18.48             -            -         6,300       18.80         9,253        18.14
 Growth Opportunities
 Portfolio (Class 2)                 -             -             -            -             -           -        21,462         5.68
 Growth-Income
 Portfolio (Class 2)                 -             -             -            -             -           -        17,730        27.87
 High-Yield Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        18,852        22.08
 International
 Diversified Equities
 Portfolio (Class 2)                 -             -             -            -             -           -        40,094        10.94
 International Growth
 and Income
 Portfolio (Class 2)                 -             -             -            -             -           -        16,409        11.61
 Marsico Focused Growth
 Portfolio (Class 2)                 -             -             -            -             -           -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 2)                 -             -             -            -             -           -         6,803        21.75
 MFS Total Return
 Portfolio (Class 2)                 -             -             -            -             -           -        45,989        27.20
 Mid-Cap Growth
 Portfolio (Class 2)             5,244         11.07             -            -         9,110       10.88        26,808        10.84
 Real Estate
 Portfolio (Class 2)                 -             -             -            -             -           -        10,408        22.93
 Small & Mid Cap Value
 Portfolio (Class 2)                 -             -             -            -             -           -        13,030        18.14
 Technology
 Portfolio (Class 2)            33,796          2.23             -            -        18,549        2.20         7,057         2.20
 Telecom Utility
 Portfolio (Class 2)                 -             -             -            -             -           -             -            -
 Total Return Bond
 Portfolio (Class 2)                 -             -             -            -             -           -             -            -
 Aggressive Growth
 Portfolio (Class 3)                 -             -       100,201         8.08             -           -        81,057        12.23
 Alliance Growth
 Portfolio (Class 3)                 -             -        92,901        10.03             -           -       742,837        30.24
 American Funds Asset
 Allocation SAST
 Portfolio (Class 3)                 -             -       935,735        10.06             -           -         1,523        10.08
 American Funds Global
 Growth SAST
 Portfolio (Class 3)                 -             -     3,105,823        10.06             -           -        47,804         9.97
 American Funds
 Growth SAST
 Portfolio (Class 3)                 -             -     1,696,273         9.57             -           -       151,705         9.59
 American Funds
 Growth-Income SAST
 Portfolio (Class 3)                 -             -     1,237,542         9.10             -           -        54,518         8.92
 Balanced
 Portfolio (Class 3)                 -             -       185,082        10.68             -           -       194,649        16.10
 Blue Chip Growth
 Portfolio (Class 3)                 -             -       563,024         9.80             -           -       261,501         5.71
 Capital Growth
 Portfolio (Class 3)                 -             -        90,299         9.37             -           -       465,649         6.98
 Cash Management
 Portfolio (Class 3)                 -             -       713,048         9.66             -           -     2,055,502        12.52
 Corporate Bond
 Portfolio (Class 3)                 -             -     2,178,277        14.00             -           -     2,514,385        23.97
 Davis Venture Value
 Portfolio (Class 3)                 -             -     1,869,690         9.27             -           -     1,799,299        32.46
 "Dogs" of Wall Street
 Portfolio (Class 3)                 -             -       166,684        11.43             -           -       268,785        13.20
 Emerging Markets
 Portfolio (Class 3)                 -             -       796,299        10.20             -           -       798,594        16.16
 Equity Opportunities
 Portfolio (Class 3)                 -             -        26,279         9.48             -           -       368,867        17.60
 Foreign Value
 Portfolio (Class 3)                 -             -     3,692,619         8.22             -           -     1,766,833        14.37
 Fundamental Growth
 Portfolio (Class 3)                 -             -       165,265         9.59             -           -       232,702        16.08
 Global Bond
 Portfolio (Class 3)                 -             -     1,150,100        13.06             -           -       571,989        22.67
 Global Equities
 Portfolio (Class 3)                 -             -       228,759         8.47             -           -       174,985        17.90
 Growth Opportunities
 Portfolio (Class 3)                 -             -     1,148,787        11.07             -           -       943,935         5.62
 Growth-Income
 Portfolio (Class 3)                 -             -       894,350         9.55             -           -        67,289        27.56
 High-Yield Bond
 Portfolio (Class 3)                 -             -       606,373        11.08             -           -       488,540        21.82
 International
 Diversified Equities
 Portfolio (Class 3)                 -             -       313,964         8.31             -           -     2,003,673        10.81
 International Growth
 and Income
 Portfolio (Class 3)                 -             -       525,877         6.90             -           -     1,365,085        11.48
 Marsico Focused Growth
 Portfolio (Class 3)                 -             -       600,649        10.30             -           -       169,291        11.03
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 3)                 -             -     1,806,553        10.11             -           -       215,621        21.56
 MFS Total Return
 Portfolio (Class 3)                 -             -       545,081        10.48             -           -     1,370,207        26.93

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Contracts With Total     Contracts With Total       Contracts With Total     Contracts  With Total
                                Expenses of 1.55% (6)     Expenses of 1.65%          Expenses of 1.70%       Expenses  of 1.72% (4)
                          --------------------------- ------------------------  -------------------------  -------------------------
                                            Unit                      Unit                       Unit                      Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation  value of
                              units     accumulation   units       accumulation   units      accumulation    units      accumulation
Variable Accounts          outstanding    units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------  ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio  (Class 3)                 -  $         -       471,355  $     11.10            -  $         -       643,023  $     10.76
 Real Estate
 Portfolio  (Class 3)                 -            -     1,530,681         8.18            -            -       623,584        22.66
 Small & Mid Cap Value
 Portfolio  (Class 3)                 -            -     2,465,824        10.94            -            -     1,506,576        18.00
 Small Company Value
 Portfolio  (Class 3)                 -            -     1,222,934        10.03            -            -       703,510         9.18
 Technology
 Portfolio  (Class 3)                 -            -        62,731         9.93            -            -       950,889         2.17
 Telecom Utility
 Portfolio  (Class 3)                 -            -       125,235        12.29            -            -        75,531        16.22
 Total Return Bond
 Portfolio  (Class 3)                 -            -     4,534,092        13.28            -            -       130,736        26.61

INVESCO VARIABLE
 INSURANCE FUNDS
(Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund             -  $         -        77,144  $     10.85            -  $         -       182,350  $      9.88
 Invesco Van Kampen
 V.I. Comstock Fund              37,245        11.97     1,841,436         9.11       52,608        11.76     1,038,812        11.84
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                          -            -     2,271,406         9.45            -            -     2,240,034        13.20

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                    -  $         -             -  $         -            -  $         -             -  $         -
 Equity Income
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Government & High
 Quality Bond
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Income Account (Class 1)             -            -             -            -            -            -             -            -
 LargeCap Blend
 Account II (Class 1)                 -            -             -            -            -            -             -            -
 LargeCap Growth
 Account (Class 1)                    -            -             -            -            -            -             -            -
 MidCap Blend
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Money Market
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Principal Capital
 Appreciation Account
 (Class 1)                            -            -             -            -            -            -             -            -
 Real Estate
 Securities
 Account (Class 1)                    -            -             -            -            -            -             -            -
 SAM Balanced
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Conservative
 Balanced
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Conservative
 Growth
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Flexible Income
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Strategic Growth
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 Short-Term
 Income Account (Class 1)             -            -             -            -            -            -             -            -
 SmallCap Growth
 Account II (Class 1)                 -            -             -            -            -            -             -            -
 SmallCap Value
 Account I (Class 1)                  -            -             -            -            -            -             -            -
 Diversified
 International
 Account (Class 2)              131,802         5.61             -            -       36,810         5.51             -            -
 Equity Income
 Account (Class 2)              821,888         9.61             -            -      121,375         9.46             -            -
 Government & High
 Quality Bond
 Account (Class 2)              102,770         8.00             -            -       29,016         7.89             -            -
 Income Account (Class 2)       365,846         9.15             -            -       59,393         9.02             -            -
 LargeCap Blend
 Account II (Class 2)            66,728         6.22             -            -       11,254         6.13             -            -
 LargeCap Growth
 Account (Class 2)               40,520         6.56             -            -       12,980         6.46             -            -
 MidCap Blend
 Account (Class 2)               51,129        10.84             -            -        9,099        10.71             -            -
 Money Market
 Account (Class 2)              197,064         5.80             -            -       63,763         5.70             -            -
 Principal Capital
 Appreciation
 Account (Class 2)              141,396        12.20             -            -       33,059        12.02             -            -
 Real Estate
 Securities Account
 (Class 2)                       10,334        18.98             -            -        3,563        18.54             -            -
 SAM Balanced
 Portfolio  (Class 2)         1,781,664        10.40             -            -      872,080        10.25             -            -
 SAM Conservative
 Balanced
 Portfolio  (Class 2)           552,539         7.88             -            -      183,231         7.78             -            -
 SAM Conservative
 Growth
 Portfolio  (Class 2)           710,033        10.22             -            -      845,296        10.08             -            -
 SAM Flexible Income
 Portfolio  (Class 2)           867,201         9.31             -            -      114,441         9.17             -            -
 SAM Strategic Growth
 Portfolio  (Class 2)           364,148        10.65             -            -      330,805        10.49             -            -
 Short-Term
 Income Account (Class 2)       150,361         7.27             -            -       49,755         7.17             -            -
 SmallCap Growth
 Account II (Class 2)            28,639         6.08             -            -        7,319         5.99             -            -
 SmallCap Value
 Account I (Class 2)              7,152         8.82             -            -        3,171         8.72             -            -

COLUMBIA FUNDS
VARIABLE INSURANCE
TRUST (Class 1):
 Columbia Variable
 Portfolio  - Asset
 Allocation Fund                      -  $         -             -  $         -            -  $         -             -  $         -
 Columbia Variable
 Portfolio  - Small
 Company Growth Fund                  -            -             -            -            -            -             -            -

COLUMBIA FUNDS
VARIABLE INSURANCE
TRUST I:
 Columbia Variable
 Portfolio  - High Income
 Fund (Class 1)                       -  $         -             -  $         -            -  $         -       332,642  $     19.04
 Columbia Variable
 Portfolio  - Marsico
 Focused Equities
 Fund (Class 1)                       -            -             -            -            -            -       966,379        10.81
 Columbia Variable
 Portfolio  - Marsico
 Growth Fund (Class 1)                -            -             -            -            -            -             -            -
 Columbia Variable
 Portfolio  - Marsico
 21st Century
 Fund (Class 1)                       -            -             -            -            -            -             -            -
 Columbia Variable
 Portfolio  - Mid Cap
 Growth Fund (Class 1)                -            -             -            -            -            -             -            -
 Columbia Variable
 Portfolio  - Marsico
 International
 Opportunities
 Fund (Class 2)                       -            -             -            -            -            -             -            -

COLUMBIA FUNDS
VARIABLE SERIES
TRUST II (Class 1):
 Columbia Variable
 Portfolio  - Diversified
 Equity Income Fund                   -  $         -             -  $         -            -  $         -             -  $         -

AMERICAN FUNDS
INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)                       -            -             -            -            -            -             -            -
 Global Growth
 Fund (Class 2)                       -            -             -            -            -            -     1,844,261        20.27
 Growth Fund (Class 2)                -            -             -            -            -            -     3,107,534        18.31
 Growth-Income
 Fund (Class 2)                       -            -             -            -            -            -     3,141,414        15.56
 Asset Allocation
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Cash Management
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Growth Fund (Class 3)                -            -             -            -            -            -             -            -
 Growth-Income
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 High-Income Bond
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 International
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                       -            -             -            -            -            -             -            -

LORD ABBETT
SERIES FUND,
INC. (Class VC):
 Growth and Income
 Portfolio                            -  $         -     1,136,702  $      8.36            -  $         -     1,040,098  $     10.75
 Mid Cap Value
 Portfolio                            -            -             -            -            -            -             -            -

STERLING CAPITAL
VARIABLE INSURANCE
FUNDS:
 Sterling Capital
 Select Equity VIF                    -  $         -             -  $         -            -  $         -        16,489  $      8.43
 Sterling Capital
 Special Opportunities VIF            -            -             -            -            -            -       121,489        14.12
 Sterling Capital
 Strategic Allocation
 Equity VIF                           -            -             -            -            -            -         8,870         9.09
 Sterling Capital
 Total Return
 Bond VIF                             -            -             -            -            -            -        51,595        12.87

MTB GROUP
OF FUNDS:
 MTB Managed
 Allocation Fund -
 Moderate Growth II                   -  $         -             -  $         -            -  $         -             -  $         -

FRANKLIN TEMPLETON
VARIABLE INSURANCE
PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund                      -  $         -       996,875  $     10.48            -  $         -             -  $         -
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund                      -            -       299,399         8.91            -            -             -            -

SEASONS SERIES
TRUST (Class 3):
 Allocation Balanced
 Portfolio                            -  $         -     1,031,081  $     11.24            -  $         -             -  $         -
 Allocation Growth
 Portfolio                            -            -       246,990        10.17            -            -             -            -
 Allocation Moderate
 Growth  Portfolio                    -            -     1,994,307        10.49            -            -             -            -
 Allocation Moderate
 Portfolio                            -            -     1,819,126        10.93            -            -             -            -
 Real Return
 Portfolio                            -            -     1,898,171        11.81            -            -             -            -

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                             Contracts With Total       Contracts With Total       Contracts With Total     Contracts With Total
                              Expenses of 1.77% (1)      Expenses of 1.77% (2)     Expenses of 1.77% (3)     Expenses of 1.80%
                          --------------------------- ------------------------- -------------------------  -------------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
 Asset Allocation
 Portfolio  (Class 1)                 -  $         -        30,262  $     26.79            -  $         -             -  $         -
 Capital Appreciation
 Portfolio  (Class 1)                 -            -       149,934        46.69       24,255        12.63             -            -
 Government and
 Quality Bond
 Portfolio  (Class 1)                 -            -       156,924        20.46       22,570        13.98             -            -
 Growth
 Portfolio  (Class 1)                 -            -        55,814        30.08            -            -             -            -
 Natural Resources
 Portfolio  (Class 1)                 -            -        29,980        45.11            -            -             -            -
 Asset Allocation
 Portfolio  (Class 2)            47,242        26.42             -            -            -            -             -            -
 Capital Appreciation
 Portfolio  (Class 2)           131,760        46.16             -            -            -            -        11,295        45.87
 Government and
 Quality Bond
 Portfolio  (Class 2)           349,815        20.19             -            -            -            -             -            -
 Growth
 Portfolio  (Class 2)           127,107        29.71             -            -            -            -             -            -
 Natural Resources
 Portfolio  (Class 2)            76,455        44.49             -            -            -            -             -            -
 Asset Allocation
 Portfolio  (Class 3)            63,969        26.43             -            -            -            -         8,282        11.26
 Capital Appreciation
 Portfolio  (Class 3)           898,146        45.86             -            -            -            -        41,382        11.68
 Government and
 Quality Bond
 Portfolio  (Class 3)         4,225,104        20.04             -            -            -            -        44,819        11.89
 Growth
 Portfolio  (Class 3)           471,823        29.49             -            -            -            -         5,716         9.54
 Natural Resources
 Portfolio  (Class 3)           353,205        44.23             -            -            -            -        16,785         9.74

SUNAMERICA SERIES TRUST:
 Aggressive Growth
 Portfolio  (Class 1)                 -  $         -        17,579  $     12.49        2,016  $      6.61             -  $         -
 Alliance Growth
 Portfolio  (Class 1)                 -            -        61,287        30.84       19,312         8.45             -            -
 Balanced
 Portfolio  (Class 1)                 -            -        34,842        16.39       61,827         9.24             -            -
 Blue Chip Growth
 Portfolio  (Class 1)                 -            -        50,416         5.80       17,814         7.05             -            -
 Capital Growth
 Portfolio  (Class 1)                 -            -        56,498         7.10            -            -             -            -
 Cash Management
 Portfolio  (Class 1)                 -            -        98,384        12.71       35,874         9.90             -            -
 Corporate Bond
 Portfolio  (Class 1)                 -            -       123,745        24.34            -            -             -            -
 Davis Venture Value
 Portfolio  (Class 1)                 -            -       238,514        32.98       35,412        11.38             -            -
 "Dogs" of Wall Street
 Portfolio  (Class 1)                 -            -        46,014        13.41            -            -             -            -
 Emerging Markets
 Portfolio  (Class 1)                 -            -        39,249        16.47        3,759        24.67             -            -
 Equity Opportunities
 Portfolio  (Class 1)                 -            -        56,612        17.89            -            -             -            -
 Fundamental Growth
 Portfolio  (Class 1)                 -            -        27,251        16.38            7         6.76             -            -
 Global Bond
 Portfolio  (Class 1)                 -            -        43,289        23.09       12,437        15.16             -            -
 Global Equities
 Portfolio  (Class 1)                 -            -        24,157        18.21        3,827         8.37             -            -
 Growth Opportunities
 Portfolio  (Class 1)                 -            -        54,975         5.73            -            -             -            -
 Growth-Income
 Portfolio  (Class 1)                 -            -        59,667        28.05       15,311         8.90             -            -
 High-Yield Bond
 Portfolio  (Class 1)                 -            -        62,257        22.21            -            -             -            -
 International
 Diversified Equities
 Portfolio  (Class 1)                 -            -        50,013        10.97            -            -             -            -
 International Growth
 and Income
 Portfolio  (Class 1)                 -            -       110,387        11.66       22,896         8.37             -            -
 Marsico Focused Growth
 Portfolio  (Class 1)                 -            -       104,636        11.19            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio  (Class 1)                 -            -        37,181        21.88        8,690        10.03             -            -
 MFS Total Return
 Portfolio  (Class 1)                 -            -       253,589        27.38       11,142        12.77             -            -
 Mid-Cap Growth
 Portfolio  (Class 1)                 -            -       222,417        10.93        9,027         6.52             -            -
 Real Estate
 Portfolio  (Class 1)                 -            -        20,242        23.03            -            -             -            -
 Technology
 Portfolio  (Class 1)                 -            -       105,951         2.21            -            -             -            -
 Telecom Utility
 Portfolio  (Class 1)                 -            -        15,853        16.52            -            -             -            -
 Total Return Bond
 Portfolio  (Class 1)                 -            -        44,311        27.07            -            -             -            -
 Aggressive Growth
 Portfolio  (Class 2)            47,500        12.30             -            -            -            -             -            -
 Alliance Growth
 Portfolio  (Class 2)            81,287        30.25             -            -            -            -           671        30.38
 Balanced
 Portfolio  (Class 2)            69,938        16.17             -            -            -            -             -            -
 Blue Chip Growth
 Portfolio  (Class 2)            84,658         5.73             -            -            -            -             -            -
 Capital Growth
 Portfolio  (Class 2)            46,409         7.01             -            -            -            -             -            -
 Cash Management
 Portfolio  (Class 2)           217,238        12.56             -            -            -            -             -            -
 Corporate Bond
 Portfolio  (Class 2)           177,925        24.01             -            -            -            -             -            -
 Davis Venture Value
 Portfolio  (Class 2)           257,790        32.49             -            -            -            -         3,398        32.42
 "Dogs" of Wall Street
 Portfolio  (Class 2)            70,163        13.23             -            -            -            -             -            -
 Emerging Markets
 Portfolio  (Class 2)            72,688        16.25             -            -            -            -             -            -
 Equity Opportunities
 Portfolio  (Class 2)            58,619        17.67             -            -            -            -             -            -
 Foreign Value
 Portfolio  (Class 2)           129,056        14.41             -            -            -            -             -            -
 Fundamental Growth
 Portfolio  (Class 2)            24,784        16.16             -            -            -            -             -            -
 Global Bond
 Portfolio  (Class 2)            65,825        22.76             -            -            -            -             -            -
 Global Equities
 Portfolio  (Class 2)            35,056        17.95             -            -            -            -         1,032        17.99
 Growth Opportunities
 Portfolio  (Class 2)           104,332         5.65             -            -            -            -             -            -
 Growth-Income
 Portfolio  (Class 2)            56,144        27.64             -            -            -            -             -            -
 High-Yield Bond
 Portfolio  (Class 2)           128,664        21.88             -            -            -            -             -            -
 International
 Diversified Equities
 Portfolio  (Class 2)           157,402        10.82             -            -            -            -             -            -
 International Growth
 and Income
 Portfolio  (Class 2)           119,703        11.53             -            -            -            -             -            -
 Marsico Focused
 Growth
 Portfolio  (Class 2)           165,683        11.05             -            -            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio  (Class 2)            66,425        21.60             -            -            -            -             -            -
 MFS Total Return
 Portfolio  (Class 2)           226,977        27.00             -            -            -            -             -            -
 Mid-Cap Growth
 Portfolio  (Class 2)           176,491        10.77             -            -            -            -         8,755        10.76
 Real Estate
 Portfolio  (Class 2)            75,503        22.70             -            -            -            -             -            -
 Small & Mid
 Cap Value
 Portfolio  (Class 2)           138,173        18.08             -            -            -            -             -            -
 Technology
 Portfolio  (Class 2)           188,853         2.18             -            -            -            -        44,468         2.18
 Telecom Utility
 Portfolio  (Class 2)            44,448        16.33             -            -            -            -             -            -
 Total Return Bond
 Portfolio  (Class 2)            85,982        26.64             -            -            -            -             -            -
 Aggressive Growth
 Portfolio  (Class 3)           152,609        12.20             -            -            -            -         2,112         7.95
 Alliance Growth
 Portfolio  (Class 3)           260,033        30.08             -            -            -            -         4,091         9.95
 American Funds
 Asset Allocation
 SAST  Portfolio
 (Class 3)                    2,088,918        10.02             -            -            -            -        46,693         9.96
 American Funds
 Global Growth SAST
 Portfolio  (Class 3)         6,103,148         9.93             -            -            -            -        64,573         9.98
 American Funds
 Growth SAST
 Portfolio  (Class 3)         4,686,447         9.56             -            -            -            -        43,749         9.49
 American Funds
 Growth-Income SAST
 Portfolio  (Class 3)         4,434,362         8.88             -            -            -            -        18,825         9.02
 Balanced
 Portfolio  (Class 3)           131,815        16.03             -            -            -            -        75,928        10.62
 Blue Chip Growth
 Portfolio  (Class 3)         1,451,175         5.68             -            -            -            -        18,124         9.71
 Capital Growth
 Portfolio  (Class 3)         1,421,232         7.00             -            -            -            -         4,193         9.28
 Cash Management
 Portfolio  (Class 3)         1,471,799        12.44             -            -            -            -         1,293         9.58
 Corporate Bond
 Portfolio  (Class 3)         3,564,709        23.80             -            -            -            -        53,764        13.91
 Davis Venture Value
 Portfolio  (Class 3)         1,727,250        32.27             -            -            -            -        49,092         9.20
 "Dogs" of Wall Street
 Portfolio  (Class 3)           245,426        13.15             -            -            -            -         4,372        11.13
 Emerging Markets
 Portfolio  (Class 3)         1,271,587        16.11             -            -            -            -        20,261        10.14
 Equity Opportunities
 Portfolio  (Class 3)            90,609        17.52             -            -            -            -         3,193         9.30
 Foreign Value
 Portfolio  (Class 3)         4,008,464        14.29        40,339        14.29            -            -        89,394         8.15
 Fundamental Growth
 Portfolio  (Class 3)         1,036,958        16.02             -            -            -            -        14,934         9.53
 Global Bond
 Portfolio  (Class 3)         1,193,945        22.53             -            -            -            -        38,774        12.95
 Global Equities
 Portfolio  (Class 3)           183,983        17.73             -            -            -            -         4,695         8.38
 Growth Opportunities
 Portfolio  (Class 3)         3,827,244         5.61             -            -            -            -        23,252        10.98
 Growth-Income
 Portfolio  (Class 3)           115,883        27.43             -            -            -            -        20,032         9.22
 High-Yield Bond
 Portfolio  (Class 3)           637,502        21.72             -            -            -            -        12,010        11.05
 International
 Diversified Equities
 Portfolio  (Class 3)         1,909,125        10.76             -            -            -            -        12,543         8.27
 International
 Growth and Income
 Portfolio  (Class 3)         2,980,199        11.43             -            -            -            -        27,965         6.86
 Marsico Focused
 Growth
 Portfolio  (Class 3)           947,418        10.96             -            -            -            -        11,836        10.23
 MFS Massachusetts
 Investors Trust
 Portfolio  (Class 3)         1,407,052        21.45             -            -            -            -        39,283        10.02
 MFS Total Return
 Portfolio  (Class 3)           697,496        26.79             -            -            -            -        15,351        10.34

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Contracts With Total     Contracts With Total       Contracts With Total     Contracts With Total
                                 Expenses of 1.77% (1)    Expenses of 1.77% (2)      Expenses of 1.77% (3)      Expenses of 1.80%
                           --------------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                      Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation  value of
                              units     accumulation   units       accumulation   units      accumulation    units      accumulation
Variable Accounts          outstanding    units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------  ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio  (Class 3)         1,037,344  $     10.69             -  $         -            -  $         -        12,485  $     10.94
 Real Estate
 Portfolio  (Class 3)         1,487,333        22.56             -            -            -            -        42,349         8.13
 Small & Mid Cap Value
 Portfolio  (Class 3)         3,372,059         17.90       20,148        17.90            -            -        58,803        10.85
 Small Company Value
 Portfolio  (Class 3)         3,025,985          9.15            -            -            -            -        30,406         9.94
 Technology
 Portfolio  (Class 3)           946,743          2.16            -            -            -            -         4,184         9.81
 Telecom Utility
 Portfolio  (Class 3)           148,800         16.36            -            -            -            -         4,884        12.18
 Total Return Bond
 Portfolio  (Class 3)         3,183,645         26.68            -            -            -            -       117,564        13.12

INVESCO VARIABLE
 INSURANCE FUNDS
 (Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund       181,067  $       9.71       40,145  $      9.61            -  $         -            24  $     10.71
 Invesco Van Kampen
 V.I. Comstock Fund           3,116,259         11.68      243,140        11.66            -            -        38,077         9.04
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                 4,933,600         13.19       156,160        13.21            -            -        56,936         9.40

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                   -  $          -             -  $         -            -  $         -        12,139  $      5.62
 Equity Income
 Account (Class 1)                   -             -             -            -            -            -       177,352         9.63
 Government & High
 Quality Bond
 Account (Class 1)                   -             -             -            -            -            -       106,218         8.04
 Income Account (Class 1)            -             -             -            -            -            -        85,842         9.10
 LargeCap Blend
 Account II (Class 1)                -             -             -            -            -            -        44,184         6.24
 LargeCap Growth
 Account (Class 1)                   -             -             -            -            -            -         4,497         6.54
 MidCap Blend
 Account (Class 1)                   -             -             -            -            -            -        42,423        10.87
 Money Market
 Account (Class 1)                   -             -             -            -            -            -        13,025         5.72
 Principal Capital
 Appreciation
 Account (Class 1)                   -             -             -            -            -            -        78,995        12.25
 Real Estate
 Securities
 Account (Class 1)                   -             -             -            -            -            -             8        18.46
 SAM Balanced
 Portfolio  (Class 1)          125,030         10.40             -            -            -            -       845,321        10.36
 SAM Conservative
 Balanced
 Portfolio  (Class 1)                -             -             -            -            -            -       133,765         7.85
 SAM Conservative
 Growth
 Portfolio  (Class 1)           91,305         10.25             -            -            -            -       386,431        10.23
 SAM Flexible Income
 Portfolio  (Class 1)                -             -             -            -            -            -       207,975         9.29
 SAM Strategic Growth
 Portfolio  (Class 1)           36,065         10.67             -            -            -            -        71,275        10.66
 Short-Term Income
 Account (Class 1)                   -             -             -            -            -            -       142,692         7.23
 SmallCap Growth
 Account II (Class 1)                -             -             -            -            -            -        27,594         6.10
 SmallCap Value
 Account I (Class 1)                 -             -             -            -            -            -         1,798         8.66
 Diversified International
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Equity Income
 Account (Class 2)              22,320          9.16             -            -            -            -             -            -
 Government & High
 Quality Bond
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Income Account (Class 2)            -             -             -            -            -            -             -            -
 LargeCap Blend
 Account II (Class 2)                -             -             -            -            -            -             -            -
 LargeCap Growth
 Account (Class 2)                   -             -             -            -            -            -             -            -
 MidCap Blend
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Money Market
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Principal Capital
 Appreciation
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Real Estate
 Securities
 Account (Class 2)                   -             -             -            -            -            -             -            -
 SAM Balanced
 Portfolio  (Class 2)          137,145         10.15             -            -            -            -             -            -
 SAM Conservative
 Balanced
 Portfolio  (Class 2)           42,952         10.88             -            -            -            -             -            -
 SAM Conservative
 Growth
 Portfolio  (Class 2)           27,979          9.98             -            -            -            -             -            -
 SAM Flexible Income
 Portfolio  (Class 2)                4         11.36             -            -            -            -             -            -
 SAM Strategic Growth
 Portfolio  (Class 2)           35,066         10.42             -            -            -            -             -            -
 Short-Term
 Income Account (Class 2)            -             -             -            -            -            -             -            -
 SmallCap Growth
 Account II (Class 2)                -             -             -            -            -            -             -            -
 SmallCap Value
 Account I (Class 2)                 -             -             -            -            -            -             -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST (Class 1):
 Columbia Variable
 Portfolio  - Asset
 Allocation Fund                   154  $      11.17             -  $         -        1,474  $     11.17             -  $         -
 Columbia Variable
 Portfolio  - Small
 Company Growth Fund             3,215         11.12             -            -        7,616         11.12            -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST I:
 Columbia Variable
 Portfolio  - High
 Income Fund (Class 1)         116,039  $      18.97             -  $         -       16,261  $      18.97            -  $         -
 Columbia Variable
 Portfolio  - Marsico
 Focused Equities
 Fund (Class 1)                261,683         10.66             -            -       21,481         10.66            -            -
 Columbia Variable
 Portfolio  - Marsico
 Growth Fund (Class 1)          13,571         10.19             -            -       17,021         10.19            -            -
 Columbia Variable
 Portfolio  - Marsico
 21st Century
 Fund (Class 1)                    811         12.91             -            -       12,088         12.91            -            -
 Columbia Variable
 Portfolio  - Mid Cap
 Growth Fund (Class 1)             116          9.83             -            -       12,658          9.83            -            -
 Columbia Variable
 Portfolio  - Marsico
 International
 Opportunities
 Fund (Class 2)                  6,923         14.30             -            -        7,771         14.30            -            -

COLUMBIA FUNDS
 VARIABLE SERIES
 TRUST II (Class 1):
 Columbia Variable
 Portfolio  - Diversified
 Equity Income Fund             10,184  $      10.16             -  $         -       19,268  $      10.16            -  $         -

AMERICAN FUNDS
INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)                 12,246         15.47       232,662        15.47            -             -            -            -
 Global Growth
 Fund (Class 2)                411,216         20.17        88,303        20.17            -             -            -            -
 Growth Fund (Class 2)         552,298         18.23       175,356        18.23            -             -            -            -
 Growth-Income
 Fund (Class 2)                690,019         15.49       257,920        15.49            -             -            -            -
 Asset Allocation
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 Cash Management
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 Growth Fund (Class 3)               -             -             -            -            -             -            -            -
 Growth-Income
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 High-Income Bond
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 International
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                      -             -             -            -            -             -            -            -

LORD ABBETT SERIES
 FUND, INC. (Class VC):
 Growth and Income
 Portfolio                   3,330,748  $      10.72       170,264  $     10.72            -  $          -       32,656  $      8.35
 Mid Cap Value
 Portfolio                       3,064         12.68       126,614        12.68            -             -            -            -

STERLING CAPITAL
 VARIABLE
 INSURANCE FUNDS:
 Sterling Capital
 Select Equity VIF              33,311  $       8.53             -  $         -            -  $          -            -  $         -
 Sterling Capital
 Special Opportunities VIF     182,955         14.04             -            -            -             -            -            -
 Sterling Capital
 Strategic Allocation
 Equity VIF                     32,323          9.14             -            -            -             -            -            -
 Sterling Capital
 Total Return
 Bond VIF                      120,149         12.71             -            -            -             -            -            -

MTB GROUP OF
 FUNDS:
 MTB Managed
 Allocation Fund -
 Moderate Growth II                 17  $       8.98             -  $         -            -  $          -            -  $         -

FRANKLIN TEMPLETON
VARIABLE INSURANCE
PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund             1,063,502  $      10.42             -  $         -            -  $          -       51,158  $     10.42
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund               777,914          8.86             -            -            -             -       13,501         8.85

SEASONS SERIES
 TRUST (Class 3):
 Allocation Balanced
 Portfolio                     701,267  $      11.28             -  $         -            -  $          -       38,399  $     11.13
 Allocation Growth
 Portfolio                      73,365         10.20             -            -            -             -       10,621        10.06
 Allocation Moderate
 Growth  Portfolio           1,477,819         10.52             -            -            -             -       99,510        10.38
 Allocation Moderate
 Portfolio                     869,976         10.96             -            -            -             -       74,932        10.82
 Real Return
 Portfolio                   2,085,489         11.85             -            -            -             -       58,231        11.69

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                  Contracts  With Total          Contracts With Total
                                                                      Expenses of 1.90%         Expenses Of 1.95% (6)
                                                          -----------------------------  ----------------------------
                                                          Accumulation   Unit value  of  Accumulation   Unit value of
                                                                 Units     accumulation         Units    accumulation
Variable Accounts                                          outstanding            units   outstanding           units
-------------------------------------------------------   ------------  ---------------  ------------  --------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $             -             -  $            -
  Capital Appreciation Portfolio (Class 1)                           -                -             -               -
  Government and Quality Bond Portfolio (Class 1)                    -                -             -               -
  Growth Portfolio (Class 1)                                         -                -             -               -
  Natural Resources Portfolio (Class 1)                              -                -             -               -
  Asset Allocation Portfolio (Class 2)                               -                -             -               -
  Capital Appreciation Portfolio (Class 2)                           -                -           893           46.60
  Government and Quality Bond Portfolio (Class 2)                    -                -             -               -
  Growth Portfolio (Class 2)                                         -                -             -               -
  Natural Resources Portfolio (Class 2)                              -                -             -               -
  Asset Allocation Portfolio (Class 3)                          47,941            11.14             -               -
  Capital Appreciation Portfolio (Class 3)                     702,415            11.57             -               -
  Government and Quality Bond Portfolio (Class 3)            1,703,580            11.85             -               -
  Growth Portfolio (Class 3)                                   225,865             9.50             -               -
  Natural Resources Portfolio (Class 3)                        275,373             9.66             -               -

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $             -             -  $            -
  Alliance Growth Portfolio (Class 1)                                -                -             -               -
  Balanced Portfolio (Class 1)                                       -                -             -               -
  Blue Chip Growth Portfolio (Class 1)                               -                -             -               -
  Capital Growth Portfolio (Class 1)                                 -                -             -               -
  Cash Management Portfolio (Class 1)                                -                -             -               -
  Corporate Bond Portfolio (Class 1)                                 -                -             -               -
  Davis Venture Value Portfolio (Class 1)                            -                -             -               -
  "Dogs" of Wall Street Portfolio (Class 1)                          -                -             -               -
  Emerging Markets Portfolio (Class 1)                               -                -             -               -
  Equity Opportunities Portfolio (Class 1)                           -                -             -               -
  Fundamental Growth Portfolio (Class 1)                             -                -             -               -
  Global Bond Portfolio (Class 1)                                    -                -             -               -
  Global Equities Portfolio (Class 1)                                -                -             -               -
  Growth Opportunities Portfolio (Class 1)                           -                -             -               -
  Growth-Income Portfolio (Class 1)                                  -                -             -               -
  High-Yield Bond Portfolio (Class 1)                                -                -             -               -
  International Diversified Equities Portfolio (Class 1)             -                -             -               -
  International Growth and Income Portfolio (Class 1)                -                -             -               -
  Marsico Focused Growth Portfolio (Class 1)                         -                -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -                -             -               -
  MFS Total Return Portfolio (Class 1)                               -                -             -               -
  Mid-Cap Growth Portfolio (Class 1)                                 -                -             -               -
  Real Estate Portfolio (Class 1)                                    -                -             -               -
  Technology Portfolio (Class 1)                                     -                -             -               -
  Telecom Utility Portfolio (Class 1)                                -                -             -               -
  Total Return Bond Portfolio (Class 1)                              -                -             -               -
  Aggressive Growth Portfolio (Class 2)                              -                -             -               -
  Alliance Growth Portfolio (Class 2)                                -                -            72           29.75
  Balanced Portfolio (Class 2)                                       -                -             -               -
  Blue Chip Growth Portfolio (Class 2)                               -                -             -               -
  Capital Growth Portfolio (Class 2)                                 -                -             -               -
  Cash Management Portfolio (Class 2)                                -                -             -               -
  Corporate Bond Portfolio (Class 2)                                 -                -             -               -
  Davis Venture Value Portfolio (Class 2)                            -                -             -               -
  "Dogs" of Wall Street Portfolio (Class 2)                          -                -             -               -
  Emerging Markets Portfolio (Class 2)                               -                -             -               -
  Equity Opportunities Portfolio (Class 2)                           -                -             -               -
  Foreign Value Portfolio (Class 2)                                  -                -             -               -
  Fundamental Growth Portfolio (Class 2)                             -                -             -               -
  Global Bond Portfolio (Class 2)                                    -                -             -               -
  Global Equities Portfolio (Class 2)                                -                -            84           17.69
  Growth Opportunities Portfolio (Class 2)                           -                -             -               -
  Growth-Income Portfolio (Class 2)                                  -                -             -               -
  High-Yield Bond Portfolio (Class 2)                                -                -             -               -
  International Diversified Equities Portfolio (Class 2)             -                -             -               -
  International Growth and Income Portfolio (Class 2)                -                -             -               -
  Marsico Focused Growth Portfolio (Class 2)                         -                -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -                -             -               -
  MFS Total Return Portfolio (Class 2)                               -                -             -               -
  Mid-Cap Growth Portfolio (Class 2)                                 -                -         4,052           10.62
  Real Estate Portfolio (Class 2)                                    -                -             -               -
  Small & Mid Cap Value Portfolio (Class 2)                          -                -             -               -
  Technology Portfolio (Class 2)                                     -                -            39            2.14
  Telecom Utility Portfolio (Class 2)                                -                -             -               -
  Total Return Bond Portfolio (Class 2)                              -                -             -               -
  Aggressive Growth Portfolio (Class 3)                         79,093             8.00             -               -
  Alliance Growth Portfolio (Class 3)                           32,549             9.88             -               -
  American Funds Asset Allocation SAST Portfolio (Class 3)     474,363             9.94             -               -
  American Funds Global Growth SAST Portfolio (Class 3)      1,931,249             9.94             -               -
  American Funds Growth SAST Portfolio (Class 3)             1,397,614             9.46             -               -
  American Funds Growth-Income SAST Portfolio (Class 3)      1,036,999             9.00             -               -
  Balanced Portfolio (Class 3)                                 165,290            10.56             -               -
  Blue Chip Growth Portfolio (Class 3)                         321,296             9.66             -               -
  Capital Growth Portfolio (Class 3)                           189,702             9.27             -               -
  Cash Management Portfolio (Class 3)                          326,488             9.54             -               -
  Corporate Bond Portfolio (Class 3)                         1,478,905            13.85             -               -
  Davis Venture Value Portfolio (Class 3)                    1,304,704             9.17             -               -
  "Dogs" of Wall Street Portfolio (Class 3)                    113,600            11.30             -               -
  Emerging Markets Portfolio (Class 3)                         448,511            10.09             -               -
  Equity Opportunities Portfolio (Class 3)                      25,601             9.37             -               -
  Foreign Value Portfolio (Class 3)                          2,258,108             8.13             -               -
  Fundamental Growth Portfolio (Class 3)                       317,410             9.50             -               -
  Global Bond Portfolio (Class 3)                              598,790            12.92             -               -
  Global Equities Portfolio (Class 3)                           94,569             8.36             -               -
  Growth Opportunities Portfolio (Class 3)                     680,411            10.93             -               -
  Growth-Income Portfolio (Class 3)                            425,903             9.43             -               -
  High-Yield Bond Portfolio (Class 3)                          310,174            10.92             -               -
  International Diversified Equities Portfolio (Class 3)       431,597             8.23             -               -
  International Growth and Income Portfolio (Class 3)          763,720             6.83             -               -
  Marsico Focused Growth Portfolio (Class 3)                   367,101            10.17             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 3)      1,086,751             9.98             -               -
  MFS Total Return Portfolio (Class 3)                         283,129            10.35             -               -

                                                                 Contracts  With  Total                 Contracts  With  Total
                                                                  Expenses  of 1.95% (7)                  Expenses of 1.97% (4)
                                                         -------------------------------   ------------------------------------
                                                         Accumulation         Unit value       Accumulation       Unit value of
                                                                units    of accumulation              units        accumulation
Variable Accounts                                         outstanding              units        outstanding               units
-------------------------------------------------------  ------------   ----------------  -----------------  ------------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $              -                  -  $                 -
  Capital Appreciation Portfolio (Class 1)                           -                 -                  -                    -
  Government and Quality Bond Portfolio (Class 1)                    -                 -                  -                    -
  Growth Portfolio (Class 1)                                         -                 -                  -                    -
  Natural Resources Portfolio (Class 1)                              -                 -                  -                    -
  Asset Allocation Portfolio (Class 2)                               -                 -             25,689                25.91
  Capital Appreciation Portfolio (Class 2)                           -                 -             11,313                45.82
  Government and Quality Bond Portfolio (Class 2)                    -                 -             25,159                19.84
  Growth Portfolio (Class 2)                                         -                 -              4,207                29.23
  Natural Resources Portfolio (Class 2)                              -                 -              1,901                43.84
  Asset Allocation Portfolio (Class 3)                           5,905             11.14             16,925                25.73
  Capital Appreciation Portfolio (Class 3)                      57,042             11.70            101,324                45.03
  Government and Quality Bond Portfolio (Class 3)               62,574             11.90            321,608                19.67
  Growth Portfolio (Class 3)                                     1,904              9.46             44,041                28.97
  Natural Resources Portfolio (Class 3)                        119,185              9.75             30,144                43.38

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $              -                  -  $                 -
  Alliance Growth Portfolio (Class 1)                                -                 -                  -                    -
  Balanced Portfolio (Class 1)                                       -                 -                  -                    -
  Blue Chip Growth Portfolio (Class 1)                               -                 -                  -                    -
  Capital Growth Portfolio (Class 1)                                 -                 -                  -                    -
  Cash Management Portfolio (Class 1)                                -                 -                  -                    -
  Corporate Bond Portfolio (Class 1)                                 -                 -                  -                    -
  Davis Venture Value Portfolio (Class 1)                            -                 -                  -                    -
  "Dogs" of Wall Street Portfolio (Class 1)                          -                 -                  -                    -
  Emerging Markets Portfolio (Class 1)                               -                 -                  -                    -
  Equity Opportunities Portfolio (Class 1)                           -                 -                  -                    -
  Fundamental Growth Portfolio (Class 1)                             -                 -                  -                    -
  Global Bond Portfolio (Class 1)                                    -                 -                  -                    -
  Global Equities Portfolio (Class 1)                                -                 -                  -                    -
  Growth Opportunities Portfolio (Class 1)                           -                 -                  -                    -
  Growth-Income Portfolio (Class 1)                                  -                 -                  -                    -
  High-Yield Bond Portfolio (Class 1)                                -                 -                  -                    -
  International Diversified Equities Portfolio (Class 1)             -                 -                  -                    -
  International Growth and Income Portfolio (Class 1)                -                 -                  -                    -
  Marsico Focused Growth Portfolio (Class 1)                         -                 -                  -                    -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -                 -                  -                    -
  MFS Total Return Portfolio (Class 1)                               -                 -                  -                    -
  Mid-Cap Growth Portfolio (Class 1)                                 -                 -                  -                    -
  Real Estate Portfolio (Class 1)                                    -                 -                  -                    -
  Technology Portfolio (Class 1)                                     -                 -                  -                    -
  Telecom Utility Portfolio (Class 1)                                -                 -                  -                    -
  Total Return Bond Portfolio (Class 1)                              -                 -                  -                    -
  Aggressive Growth Portfolio (Class 2)                              -                 -                530                12.08
  Alliance Growth Portfolio (Class 2)                                -                 -              4,621                29.80
  Balanced Portfolio (Class 2)                                       -                 -             10,085                15.89
  Blue Chip Growth Portfolio (Class 2)                               -                 -              1,960                 5.64
  Capital Growth Portfolio (Class 2)                                 -                 -              1,740                 6.90
  Cash Management Portfolio (Class 2)                                -                 -              6,865                12.34
  Corporate Bond Portfolio (Class 2)                                 -                 -             18,898                23.61
  Davis Venture Value Portfolio (Class 2)                            -                 -             13,539                31.91
  "Dogs" of Wall Street Portfolio (Class 2)                          -                 -              3,805                13.04
  Emerging Markets Portfolio (Class 2)                               -                 -              1,620                15.97
  Equity Opportunities Portfolio (Class 2)                           -                 -              1,479                17.34
  Foreign Value Portfolio (Class 2)                                  -                 -              1,764                13.97
  Fundamental Growth Portfolio (Class 2)                             -                 -              2,366                15.86
  Global Bond Portfolio (Class 2)                                    -                 -              4,960                22.41
  Global Equities Portfolio (Class 2)                                -                 -              1,572                17.71
  Growth Opportunities Portfolio (Class 2)                           -                 -              4,629                 5.55
  Growth-Income Portfolio (Class 2)                                  -                 -              5,201                27.11
  High-Yield Bond Portfolio (Class 2)                                -                 -             11,618                21.47
  International Diversified Equities Portfolio (Class 2)             -                 -             32,695                10.66
  International Growth and Income Portfolio (Class 2)                -                 -              8,874                11.36
  Marsico Focused Growth Portfolio (Class 2)                         -                 -                  -                    -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -                 -              2,721                21.30
  MFS Total Return Portfolio (Class 2)                               -                 -             26,017                26.54
  Mid-Cap Growth Portfolio (Class 2)                                 -                 -             15,024                10.59
  Real Estate Portfolio (Class 2)                                    -                 -              5,844                22.35
  Small & Mid Cap Value Portfolio (Class 2)                          -                 -              6,973                17.74
  Technology Portfolio (Class 2)                                     -                 -              2,320                 2.14
  Telecom Utility Portfolio (Class 2)                                -                 -                  -                    -
  Total Return Bond Portfolio (Class 2)                              -                 -                  -                    -
  Aggressive Growth Portfolio (Class 3)                          7,075              7.97              5,334                11.95
  Alliance Growth Portfolio (Class 3)                              940              9.89             39,802                29.53
  American Funds Asset Allocation SAST Portfolio (Class 3)      46,165              9.93              2,202                 9.92
  American Funds Global Growth SAST Portfolio (Class 3)        141,456             10.00              1,596                 9.84
  American Funds Growth SAST Portfolio (Class 3)               119,281              9.51                  2                 9.53
  American Funds Growth-Income SAST Portfolio (Class 3)        106,740              9.04                107                 8.77
  Balanced Portfolio (Class 3)                                   7,832             10.62             15,724                15.74
  Blue Chip Growth Portfolio (Class 3)                          28,190              9.73             19,370                 5.58
  Capital Growth Portfolio (Class 3)                            11,195              9.28             33,534                 6.83
  Cash Management Portfolio (Class 3)                           50,029              9.56            176,473                12.23
  Corporate Bond Portfolio (Class 3)                            61,324             13.92            173,315                23.41
  Davis Venture Value Portfolio (Class 3)                      158,020              9.22            134,461                31.70
  "Dogs" of Wall Street Portfolio (Class 3)                     11,160             11.36             21,533                12.89
  Emerging Markets Portfolio (Class 3)                          52,060             10.17             75,910                15.82
  Equity Opportunities Portfolio (Class 3)                       1,992              9.31             29,134                17.09
  Foreign Value Portfolio (Class 3)                            153,610              8.16            137,569                14.03
  Fundamental Growth Portfolio (Class 3)                           126              9.52             18,693                15.52
  Global Bond Portfolio (Class 3)                               29,953             12.95             64,788                22.16
  Global Equities Portfolio (Class 3)                            7,262              8.42             14,031                17.47
  Growth Opportunities Portfolio (Class 3)                      55,361             10.99             49,843                 5.46
  Growth-Income Portfolio (Class 3)                             81,739              9.33              7,031                26.94
  High-Yield Bond Portfolio (Class 3)                           49,924             11.03             36,083                21.30
  International Diversified Equities Portfolio (Class 3)        24,228              8.28            169,844                10.57
  International Growth and Income Portfolio (Class 3)           19,292              6.85             97,944                11.21
  Marsico Focused Growth Portfolio (Class 3)                    24,196             10.26              4,207                10.77
  MFS Massachusetts Investors Trust Portfolio (Class 3)         85,071             10.08             25,780                21.06
  MFS Total Return Portfolio (Class 3)                          14,256             10.40            126,638                26.28

------------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                Contracts With Total          Contracts With Total
                                                                                   Expenses of 1.90%         Expenses of 1.95% (6)
                                                                        ----------------------------  ----------------------------
                                                                        Accumulation   Unit value of  Accumulation   Unit value of
                                                                               units    accumulation         units    accumulation
Variable Accounts                                                        outstanding           units   outstanding           units
---------------------------------------------------------------------  -------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                         278,354  $        10.99             -  $            -
  Real Estate Portfolio (Class 3)                                          1,087,944            8.09             -               -
  Small & Mid Cap Value Portfolio (Class 3)                                1,554,192           10.81             -               -
  Small Company Value Portfolio (Class 3)                                    831,809            9.92             -               -
  Technology Portfolio (Class 3)                                              69,241            9.79             -               -
  Telecom Utility Portfolio (Class 3)                                         36,941           12.11             -               -
  Total Return Bond Portfolio (Class 3)                                    2,549,722           13.14             -               -

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                 23,571  $        10.73             -  $            -
  Invesco Van Kampen V.I. Comstock Fund                                    1,142,369            9.01        29,983           11.45
  Invesco Van Kampen V.I. Growth and Income Fund                           1,661,581            9.36             -               -

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                      -  $            -             -  $            -
  Equity Income Account (Class 1)                                                  -               -             -               -
  Government & High Quality Bond Account (Class 1)                                 -               -             -               -
  Income Account (Class 1)                                                         -               -             -               -
  LargeCap Blend Account II (Class 1)                                              -               -             -               -
  LargeCap Growth Account (Class 1)                                                -               -             -               -
  MidCap Blend Account (Class 1)                                                   -               -             -               -
  Money Market Account (Class 1)                                                   -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                 -               -             -               -
  Real Estate Securities Account (Class 1)                                         -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                 -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                    -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                      -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                          -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                         -               -             -               -
  Short-Term Income Account (Class 1)                                              -               -             -               -
  SmallCap Growth Account II (Class 1)                                             -               -             -               -
  SmallCap Value Account I (Class 1)                                               -               -             -               -
  Diversified International Account (Class 2)                                      -               -           618            5.41
  Equity Income Account (Class 2)                                                  -               -        49,920            9.23
  Government & High Quality Bond Account (Class 2)                                 -               -        18,996            7.70
  Income Account (Class 2)                                                         -               -         3,445            8.79
  LargeCap Blend Account II (Class 2)                                              -               -         2,414            5.96
  LargeCap Growth Account (Class 2)                                                -               -         1,749            6.30
  MidCap Blend Account (Class 2)                                                   -               -         5,835           10.41
  Money Market Account (Class 2)                                                   -               -        19,968            5.57
  Principal Capital Appreciation Account (Class 2)                                 -               -        12,755           11.72
  Real Estate Securities Account (Class 2)                                         -               -             3           18.13
  SAM Balanced Portfolio (Class 2)                                                 -               -       103,635            9.98
  SAM Conservative Balanced Portfolio (Class 2)                                    -               -        24,072            7.57
  SAM Conservative Growth Portfolio (Class 2)                                      -               -        63,178            9.82
  SAM Flexible Income Portfolio (Class 2)                                          -               -        31,711            8.96
  SAM Strategic Growth Portfolio (Class 2)                                         -               -        51,898           10.24
  Short-Term Income Account (Class 2)                                              -               -         2,775            6.99
  SmallCap Growth Account II (Class 2)                                             -               -         1,727            5.86
  SmallCap Value Account I (Class 2)                                               -               -            11            8.41

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                              -  $            -             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                          -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                         -  $            -             -  $            -
  Columbia Variable Portfolio - Marsico Focused Equities
  Fund (Class 1)                                                                   -               -             -               -
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                      -               -             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)                -               -             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                      -               -             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                   -               -             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                     -  $            -             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                  -               -             -               -
  Global Growth Fund (Class 2)                                                     -               -             -               -
  Growth Fund (Class 2)                                                            -               -             -               -
  Growth-Income Fund (Class 2)                                                     -               -             -               -
  Asset Allocation Fund (Class 3)                                                  -               -             -               -
  Cash Management Fund (Class 3)                                                   -               -             -               -
  Growth Fund (Class 3)                                                            -               -             -               -
  Growth-Income Fund (Class 3)                                                     -               -             -               -
  High-Income Bond Fund (Class 3)                                                  -               -             -               -
  International Fund (Class 3)                                                     -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                              -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                              1,047,559  $         8.28             -  $            -
  Mid Cap Value Portfolio                                                          -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                               -  $            -             -  $            -
  Sterling Capital Special Opportunities VIF                                       -               -             -               -
  Sterling Capital Strategic Allocation Equity VIF                                 -               -             -               -
  Sterling Capital Total Return Bond VIF                                           -               -             -               -

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                 -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                            434,536  $        10.33             -  $            -
  Franklin Templeton VIP Founding Funds Allocation Fund                      113,556            8.80             -               -

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                              474,687  $        11.17             -  $            -
  Allocation Growth Portfolio                                                122,701           10.08             -               -
  Allocation Moderate Growth Portfolio                                       806,898           10.41             -               -
  Allocation Moderate Portfolio                                              788,136           10.85             -               -
  Real Return Portfolio                                                    1,050,063           11.80             -               -

                                                                               Contracts With Total          Contracts With Total
                                                                              Expenses of 1.95% (7)         Expenses of 1.97% (4)
                                                                      -----------------------------  ----------------------------
                                                                       Accumulation   Unit value of  Accumulation   Unit value of
                                                                              units    accumulation         units    accumulation
Variable Accounts                                                       outstanding           units   outstanding           units
--------------------------------------------------------------------  -------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                         26,110  $        10.99        88,364  $        10.51
  Real Estate Portfolio (Class 3)                                            77,331            8.14        49,184           22.17
  Small & Mid Cap Value Portfolio (Class 3)                                  96,712           10.86       116,022           17.58
  Small Company Value Portfolio (Class 3)                                    79,384            9.95        53,228            9.05
  Technology Portfolio (Class 3)                                             23,249            9.82       256,633            2.12
  Telecom Utility Portfolio (Class 3)                                         7,038           12.16         5,050           15.56
  Total Return Bond Portfolio (Class 3)                                     151,306           13.16         7,509           25.61

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                 4,937  $        10.62        19,166  $         9.64
  Invesco Van Kampen V.I. Comstock Fund                                      82,099            9.05       105,868           11.44
  Invesco Van Kampen V.I. Growth and Income Fund                            110,493            9.41       192,792           12.99

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                     -  $            -             -  $            -
  Equity Income Account (Class 1)                                                 -               -             -               -
  Government & High Quality Bond Account (Class 1)                                -               -             -               -
  Income Account (Class 1)                                                        -               -             -               -
  LargeCap Blend Account II (Class 1)                                             -               -             -               -
  LargeCap Growth Account (Class 1)                                               -               -             -               -
  MidCap Blend Account (Class 1)                                                  -               -             -               -
  Money Market Account (Class 1)                                                  -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                -               -             -               -
  Real Estate Securities Account (Class 1)                                        -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                   -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                     -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                         -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                        -               -             -               -
  Short-Term Income Account (Class 1)                                             -               -             -               -
  SmallCap Growth Account II (Class 1)                                            -               -             -               -
  SmallCap Value Account I (Class 1)                                              -               -             -               -
  Diversified International Account (Class 2)                                     -               -             -               -
  Equity Income Account (Class 2)                                                 -               -             -               -
  Government & High Quality Bond Account (Class 2)                                -               -             -               -
  Income Account (Class 2)                                                        -               -             -               -
  LargeCap Blend Account II (Class 2)                                             -               -             -               -
  LargeCap Growth Account (Class 2)                                               -               -             -               -
  MidCap Blend Account (Class 2)                                                  -               -             -               -
  Money Market Account (Class 2)                                                  -               -             -               -
  Principal Capital Appreciation Account (Class 2)                                -               -             -               -
  Real Estate Securities Account (Class 2)                                        -               -             -               -
  SAM Balanced Portfolio (Class 2)                                                -               -             -               -
  SAM Conservative Balanced Portfolio (Class 2)                                   -               -             -               -
  SAM Conservative Growth Portfolio (Class 2)                                     -               -             -               -
  SAM Flexible Income Portfolio (Class 2)                                         -               -             -               -
  SAM Strategic Growth Portfolio (Class 2)                                        -               -             -               -
  Short-Term Income Account (Class 2)                                             -               -             -               -
  SmallCap Growth Account II (Class 2)                                            -               -             -               -
  SmallCap Value Account I (Class 2)                                              -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                             -  $            -             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                         -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                        -  $            -        21,608  $        18.58
  Columbia Variable Portfolio - Marsico Focused Equities
  Fund (Class 1)                                                                  -               -        99,373           10.54
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                     -               -             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)               -               -             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                     -               -             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                  -               -             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                    -  $            -             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                 -               -             -               -
  Global Growth Fund (Class 2)                                                    -               -       154,168           19.80
  Growth Fund (Class 2)                                                           -               -       363,666           17.90
  Growth-Income Fund (Class 2)                                                    -               -       332,394           15.20
  Asset Allocation Fund (Class 3)                                                 -               -             -               -
  Cash Management Fund (Class 3)                                                  -               -             -               -
  Growth Fund (Class 3)                                                           -               -             -               -
  Growth-Income Fund (Class 3)                                                    -               -             -               -
  High-Income Bond Fund (Class 3)                                                 -               -             -               -
  International Fund (Class 3)                                                    -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                             -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                                50,607  $         8.34       103,024  $        10.46
  Mid Cap Value Portfolio                                                         -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                              -  $            -            49  $         8.18
  Sterling Capital Special Opportunities VIF                                      -               -            26           13.78
  Sterling Capital Strategic Allocation Equity VIF                                -               -            26            8.73
  Sterling Capital Total Return Bond VIF                                          -               -            26           12.11

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                            35,105  $        10.41             -  $            -
  Franklin Templeton VIP Founding Funds Allocation Fund                      13,720            8.77             -               -

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                              20,339  $        11.01             -  $            -
  Allocation Growth Portfolio                                                45,099            9.96             -               -
  Allocation Moderate Growth Portfolio                                      108,968           10.28             -               -
  Allocation Moderate Portfolio                                              36,886           10.71             -               -
  Real Return Portfolio                                                      62,356           11.57             -               -

---------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                                                  Contracts With Total          Contracts With Total
                                                                     Expenses of 2.02%             Expenses of 2.05%
                                                          ----------------------------   ---------------------------
                                                          Accumulation   Unit value of  Accumulation   Unit value of
                                                                 units    accumulation         units    accumulation
Variable Accounts                                          outstanding           units   outstanding           units
--------------------------------------------------------  ------------  --------------  ------------  --------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $            -             -  $            -
  Capital Appreciation Portfolio (Class 1)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 1)                    -               -             -               -
  Growth Portfolio (Class 1)                                         -               -             -               -
  Natural Resources Portfolio (Class 1)                              -               -             -               -
  Asset Allocation Portfolio (Class 2)                               -               -             -               -
  Capital Appreciation Portfolio (Class 2)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 2)                    -               -             -               -
  Growth Portfolio (Class 2)                                         -               -             -               -
  Natural Resources Portfolio (Class 2)                              -               -             -               -
  Asset Allocation Portfolio (Class 3)                           1,120           26.02           168           11.00
  Capital Appreciation Portfolio (Class 3)                      69,108           45.18         4,012           11.52
  Government and Quality Bond Portfolio (Class 3)              146,315           19.76         5,304           11.73
  Growth Portfolio (Class 3)                                    12,779           29.08            10            9.30
  Natural Resources Portfolio (Class 3)                         39,763           43.58         1,604            9.56

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $            -             -  $            -
  Alliance Growth Portfolio (Class 1)                                -               -             -               -
  Balanced Portfolio (Class 1)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 1)                               -               -             -               -
  Capital Growth Portfolio (Class 1)                                 -               -             -               -
  Cash Management Portfolio (Class 1)                                -               -             -               -
  Corporate Bond Portfolio (Class 1)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 1)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 1)                          -               -             -               -
  Emerging Markets Portfolio (Class 1)                               -               -             -               -
  Equity Opportunities Portfolio (Class 1)                           -               -             -               -
  Fundamental Growth Portfolio (Class 1)                             -               -             -               -
  Global Bond Portfolio (Class 1)                                    -               -             -               -
  Global Equities Portfolio (Class 1)                                -               -             -               -
  Growth Opportunities Portfolio (Class 1)                           -               -             -               -
  Growth-Income Portfolio (Class 1)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 1)                                -               -             -               -
  International Diversified Equities Portfolio (Class 1)             -               -             -               -
  International Growth and Income Portfolio (Class 1)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 1)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -               -             -               -
  MFS Total Return Portfolio (Class 1)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 1)                                 -               -             -               -
  Real Estate Portfolio (Class 1)                                    -               -             -               -
  Technology Portfolio (Class 1)                                     -               -             -               -
  Telecom Utility Portfolio (Class 1)                                -               -             -               -
  Total Return Bond Portfolio (Class 1)                              -               -             -               -
  Aggressive Growth Portfolio (Class 2)                              -               -             -               -
  Alliance Growth Portfolio (Class 2)                                -               -             -               -
  Balanced Portfolio (Class 2)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 2)                               -               -             -               -
  Capital Growth Portfolio (Class 2)                                 -               -             -               -
  Cash Management Portfolio (Class 2)                                -               -             -               -
  Corporate Bond Portfolio (Class 2)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 2)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 2)                          -               -             -               -
  Emerging Markets Portfolio (Class 2)                               -               -             -               -
  Equity Opportunities Portfolio (Class 2)                           -               -             -               -
  Foreign Value Portfolio (Class 2)                                  -               -             -               -
  Fundamental Growth Portfolio (Class 2)                             -               -             -               -
  Global Bond Portfolio (Class 2)                                    -               -             -               -
  Global Equities Portfolio (Class 2)                                -               -             -               -
  Growth Opportunities Portfolio (Class 2)                           -               -             -               -
  Growth-Income Portfolio (Class 2)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 2)                                -               -             -               -
  International Diversified Equities Portfolio (Class 2)             -               -             -               -
  International Growth and Income Portfolio (Class 2)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 2)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -               -             -               -
  MFS Total Return Portfolio (Class 2)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 2)                                 -               -             -               -
  Real Estate Portfolio (Class 2)                                    -               -             -               -
  Small & Mid Cap Value Portfolio (Class 2)                          -               -             -               -
  Technology Portfolio (Class 2)                                     -               -             -               -
  Telecom Utility Portfolio (Class 2)                                -               -             -               -
  Total Return Bond Portfolio (Class 2)                              -               -             -               -
  Aggressive Growth Portfolio (Class 3)                          2,020           12.02            36            7.77
  Alliance Growth Portfolio (Class 3)                            5,071           29.63            10            9.63
  American Funds Asset Allocation SAST Portfolio (Class 3)      96,994            9.89            30            9.55
  American Funds Global Growth SAST Portfolio (Class 3)        164,058            9.80         3,278            9.84
  American Funds Growth SAST Portfolio (Class 3)               402,316            9.43         1,233            9.35
  American Funds Growth-Income SAST Portfolio (Class 3)        272,042            8.77           986            8.90
  Balanced Portfolio (Class 3)                                  11,311           15.79            20           10.43
  Blue Chip Growth Portfolio (Class 3)                          68,613            5.59           288            9.56
  Capital Growth Portfolio (Class 3)                            55,433            6.91            29            8.99
  Cash Management Portfolio (Class 3)                           26,934           12.28            28            9.32
  Corporate Bond Portfolio (Class 3)                           192,048           23.48           173           13.63
  Davis Venture Value Portfolio (Class 3)                       77,880           31.81         5,550            9.06
  "Dogs" of Wall Street Portfolio (Class 3)                     28,619           12.99            29           11.02
  Emerging Markets Portfolio (Class 3)                          65,207           15.88           611           10.01
  Equity Opportunities Portfolio (Class 3)                       1,112           17.22            32            9.18
  Foreign Value Portfolio (Class 3)                             73,611           14.07         3,329            8.04
  Fundamental Growth Portfolio (Class 3)                        37,547           15.75            15            9.27
  Global Bond Portfolio (Class 3)                               31,387           22.19         2,543           12.77
  Global Equities Portfolio (Class 3)                           26,897           17.48         1,693            8.33
  Growth Opportunities Portfolio (Class 3)                     130,860            5.53           218           10.79
  Growth-Income Portfolio (Class 3)                              1,933           26.96            31            9.33
  High-Yield Bond Portfolio (Class 3)                           13,153           21.41            15           10.55
  International Diversified Equities Portfolio (Class 3)        47,224           10.61            10            8.13
  International Growth and Income Portfolio (Class 3)           80,106           11.28            13            6.75
  Marsico Focused Growth Portfolio (Class 3)                    19,805           10.81           119            9.88
  MFS Massachusetts Investors Trust Portfolio (Class 3)         24,248           21.10           302            9.90
  MFS Total Return Portfolio (Class 3)                          30,953           26.42           121           10.17

                                                                  Contracts With Total         Contracts With Total
                                                                     Expenses of 2.15%            Expenses of 2.17%
                                                          ----------------------------  ---------------------------
                                                          Accumulation   Unit value of  Accumulation  Unit value of
                                                                 units    accumulation         units   accumulation
Variable Accounts                                          outstanding           units   outstanding          units
--------------------------------------------------------  ------------  --------------  ------------  -------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $            -             -  $            -
  Capital Appreciation Portfolio (Class 1)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 1)                    -               -             -               -
  Growth Portfolio (Class 1)                                         -               -             -               -
  Natural Resources Portfolio (Class 1)                              -               -             -               -
  Asset Allocation Portfolio (Class 2)                               -               -             -               -
  Capital Appreciation Portfolio (Class 2)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 2)                    -               -             -               -
  Growth Portfolio (Class 2)                                         -               -             -               -
  Natural Resources Portfolio (Class 2)                              -               -             -               -
  Asset Allocation Portfolio (Class 3)                             484           11.11         1,958           25.66
  Capital Appreciation Portfolio (Class 3)                      15,842           11.55        10,843           44.85
  Government and Quality Bond Portfolio (Class 3)               26,730           11.84        47,541           19.62
  Growth Portfolio (Class 3)                                     5,468            9.48             5           28.69
  Natural Resources Portfolio (Class 3)                          3,959            9.64         8,788           43.22

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $            -             -  $            -
  Alliance Growth Portfolio (Class 1)                                -               -             -               -
  Balanced Portfolio (Class 1)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 1)                               -               -             -               -
  Capital Growth Portfolio (Class 1)                                 -               -             -               -
  Cash Management Portfolio (Class 1)                                -               -             -               -
  Corporate Bond Portfolio (Class 1)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 1)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 1)                          -               -             -               -
  Emerging Markets Portfolio (Class 1)                               -               -             -               -
  Equity Opportunities Portfolio (Class 1)                           -               -             -               -
  Fundamental Growth Portfolio (Class 1)                             -               -             -               -
  Global Bond Portfolio (Class 1)                                    -               -             -               -
  Global Equities Portfolio (Class 1)                                -               -             -               -
  Growth Opportunities Portfolio (Class 1)                           -               -             -               -
  Growth-Income Portfolio (Class 1)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 1)                                -               -             -               -
  International Diversified Equities Portfolio (Class 1)             -               -             -               -
  International Growth and Income Portfolio (Class 1)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 1)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -               -             -               -
  MFS Total Return Portfolio (Class 1)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 1)                                 -               -             -               -
  Real Estate Portfolio (Class 1)                                    -               -             -               -
  Technology Portfolio (Class 1)                                     -               -             -               -
  Telecom Utility Portfolio (Class 1)                                -               -             -               -
  Total Return Bond Portfolio (Class 1)                              -               -             -               -
  Aggressive Growth Portfolio (Class 2)                              -               -             -               -
  Alliance Growth Portfolio (Class 2)                                -               -             -               -
  Balanced Portfolio (Class 2)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 2)                               -               -             -               -
  Capital Growth Portfolio (Class 2)                                 -               -             -               -
  Cash Management Portfolio (Class 2)                                -               -             -               -
  Corporate Bond Portfolio (Class 2)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 2)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 2)                          -               -             -               -
  Emerging Markets Portfolio (Class 2)                               -               -             -               -
  Equity Opportunities Portfolio (Class 2)                           -               -             -               -
  Foreign Value Portfolio (Class 2)                                  -               -             -               -
  Fundamental Growth Portfolio (Class 2)                             -               -             -               -
  Global Bond Portfolio (Class 2)                                    -               -             -               -
  Global Equities Portfolio (Class 2)                                -               -             -               -
  Growth Opportunities Portfolio (Class 2)                           -               -             -               -
  Growth-Income Portfolio (Class 2)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 2)                                -               -             -               -
  International Diversified Equities Portfolio (Class 2)             -               -             -               -
  International Growth and Income Portfolio (Class 2)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 2)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -               -             -               -
  MFS Total Return Portfolio (Class 2)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 2)                                 -               -             -               -
  Real Estate Portfolio (Class 2)                                    -               -             -               -
  Small & Mid Cap Value Portfolio (Class 2)                          -               -             -               -
  Technology Portfolio (Class 2)                                     -               -             -               -
  Telecom Utility Portfolio (Class 2)                                -               -             -               -
  Total Return Bond Portfolio (Class 2)                              -               -             -               -
  Aggressive Growth Portfolio (Class 3)                            460            7.99         1,409           11.93
  Alliance Growth Portfolio (Class 3)                              374            9.82         2,088           29.48
  American Funds Asset Allocation SAST Portfolio (Class 3)      19,955            9.92        50,324            9.78
  American Funds Global Growth SAST Portfolio (Class 3)         26,737            9.93       154,217            9.75
  American Funds Growth SAST Portfolio (Class 3)                19,432            9.46        90,146            9.38
  American Funds Growth-Income SAST Portfolio (Class 3)         28,998            8.99        85,763            8.72
  Balanced Portfolio (Class 3)                                   7,220           10.54             8           15.56
  Blue Chip Growth Portfolio (Class 3)                           4,485            9.65        47,077            5.57
  Capital Growth Portfolio (Class 3)                                12            9.27           654            6.83
  Cash Management Portfolio (Class 3)                               11            9.51         8,251           12.10
  Corporate Bond Portfolio (Class 3)                            22,554           13.83        41,213           23.32
  Davis Venture Value Portfolio (Class 3)                       20,269            9.17        21,999           31.59
  "Dogs" of Wall Street Portfolio (Class 3)                      3,666           11.29         4,140           12.84
  Emerging Markets Portfolio (Class 3)                           8,323           10.08        31,605           15.78
  Equity Opportunities Portfolio (Class 3)                          12            9.35           637           17.01
  Foreign Value Portfolio (Class 3)                             44,264            8.12        80,257           13.99
  Fundamental Growth Portfolio (Class 3)                            11            9.45         2,441           15.65
  Global Bond Portfolio (Class 3)                                8,217           12.91        22,226           22.05
  Global Equities Portfolio (Class 3)                              440            8.34         3,607           17.38
  Growth Opportunities Portfolio (Class 3)                      12,538           10.91       108,109            5.50
  Growth-Income Portfolio (Class 3)                             30,930            9.42         2,956           26.66
  High-Yield Bond Portfolio (Class 3)                            2,917           10.91        17,301           21.25
  International Diversified Equities Portfolio (Class 3)         2,540            8.21        33,368           10.54
  International Growth and Income Portfolio (Class 3)            3,531            6.82         7,452           11.17
  Marsico Focused Growth Portfolio (Class 3)                     7,837           10.16        28,721           10.74
  MFS Massachusetts Investors Trust Portfolio (Class 3)         26,614            9.97        34,606           20.98
  MFS Total Return Portfolio (Class 3)                          12,616           10.34         1,299           26.04

-------------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                                                                Contracts With Total          Contracts With Total
                                                                                   Expenses of 2.02%             Expenses of 2.05%
                                                                        ----------------------------  ----------------------------
                                                                        Accumulation   Unit value of  Accumulation   Unit value of
                                                                               units    accumulation         units    accumulation
Variable Accounts                                                        outstanding           units   outstanding           units
----------------------------------------------------------------------  ------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                          18,870  $        10.50           100  $        10.62
  Real Estate Portfolio (Class 3)                                             50,780           22.23           253            8.01
  Small & Mid Cap Value Portfolio (Class 3)                                   78,875           17.66         4,172           10.69
  Small Company Value Portfolio (Class 3)                                     73,608            9.02           241            9.76
  Technology Portfolio (Class 3)                                             165,360            2.13            39            9.65
  Telecom Utility Portfolio (Class 3)                                         14,273           16.13            21           11.94
  Total Return Bond Portfolio (Class 3)                                       71,645           26.18         1,791           13.03

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                  2,851  $         9.48           784  $        10.62
  Invesco Van Kampen V.I. Comstock Fund                                       68,103           11.52         2,598            8.92
  Invesco Van Kampen V.I. Growth and Income Fund                             102,486           13.00           354            9.22

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                      -  $            -             -  $            -
  Equity Income Account (Class 1)                                                  -               -             -               -
  Government & High Quality Bond Account (Class 1)                                 -               -             -               -
  Income Account (Class 1)                                                         -               -             -               -
  LargeCap Blend Account II (Class 1)                                              -               -             -               -
  LargeCap Growth Account (Class 1)                                                -               -             -               -
  MidCap Blend Account (Class 1)                                                   -               -             -               -
  Money Market Account (Class 1)                                                   -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                 -               -             -               -
  Real Estate Securities Account (Class 1)                                         -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                 -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                    -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                      -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                          -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                         -               -             -               -
  Short-Term Income Account (Class 1)                                              -               -             -               -
  SmallCap Growth Account II (Class 1)                                             -               -             -               -
  SmallCap Value Account I (Class 1)                                               -               -             -               -
  Diversified International Account (Class 2)                                      -               -             -               -
  Equity Income Account (Class 2)                                                  4            8.96             -               -
  Government & High Quality Bond Account (Class 2)                                 -               -             -               -
  Income Account (Class 2)                                                         -               -             -               -
  LargeCap Blend Account II (Class 2)                                              -               -             -               -
  LargeCap Growth Account (Class 2)                                                -               -             -               -
  MidCap Blend Account (Class 2)                                                   -               -             -               -
  Money Market Account (Class 2)                                                   -               -             -               -
  Principal Capital Appreciation Account (Class 2)                                 -               -             -               -
  Real Estate Securities Account (Class 2)                                         -               -             -               -
  SAM Balanced Portfolio (Class 2)                                                 4            9.83             -               -
  SAM Conservative Balanced Portfolio (Class 2)                                    6           10.73             -               -
  SAM Conservative Growth Portfolio (Class 2)                                      4            9.59             -               -
  SAM Flexible Income Portfolio (Class 2)                                          4           11.02             -               -
  SAM Strategic Growth Portfolio (Class 2)                                         7           10.26             -               -
  Short-Term Income Account (Class 2)                                              -               -             -               -
  SmallCap Growth Account II (Class 2)                                             -               -             -               -
  SmallCap Value Account I (Class 2)                                               -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                             11  $        10.93             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                         13           10.95             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                     2,475  $        18.69             -  $            -
  Columbia Variable Portfolio - Marsico Focused Equities Fund (Class 1)        2,541           10.52             -               -
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                     13           10.00             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)               10           12.68             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                     16            9.71             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                   8           14.08             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                    12  $         9.95             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                  -               -             -               -
  Global Growth Fund (Class 2)                                                     -               -             -               -
  Growth Fund (Class 2)                                                            -               -             -               -
  Growth-Income Fund (Class 2)                                                     -               -             -               -
  Asset Allocation Fund (Class 3)                                                  -               -             -               -
  Cash Management Fund (Class 3)                                                   -               -             -               -
  Growth Fund (Class 3)                                                            -               -             -               -
  Growth-Income Fund (Class 3)                                                     -               -             -               -
  High-Income Bond Fund (Class 3)                                                  -               -             -               -
  International Fund (Class 3)                                                     -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                              -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                                 97,477  $        10.56           199  $         8.18
  Mid Cap Value Portfolio                                                          -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                              47  $         8.33             -  $            -
  Sterling Capital Special Opportunities VIF                                  14,930           13.82             -               -
  Sterling Capital Strategic Allocation Equity VIF                                25            8.86             -               -
  Sterling Capital Total Return Bond VIF                                          27           12.24             -               -

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                 -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                             48,236  $        10.24           202  $        10.24
  Franklin Templeton VIP Founding Funds Allocation Fund                       67,623            8.72            32            8.61

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                               10,484  $        11.16             -  $            -
  Allocation Growth Portfolio                                                 32,153           10.12             -               -
  Allocation Moderate Growth Portfolio                                        73,314           10.46             -               -
  Allocation Moderate Portfolio                                               22,138           10.88             -               -
  Real Return Portfolio                                                       42,271           11.78           158           11.41

                                                                                 Contracts With Total          Contracts With Total
                                                                                    Expenses of 2.15%             Expenses of 2.17%
                                                                         ----------------------------  ----------------------------
                                                                         Accumulation   Unit value of  Accumulation   Unit value of
                                                                                units    accumulation         units    accumulation
Variable Accounts                                                         outstanding           units   outstanding           units
-----------------------------------------------------------------------  ------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                            5,011  $        10.98        49,084  $        10.42
  Real Estate Portfolio (Class 3)                                              19,502            8.08        31,842           22.10
  Small & Mid Cap Value Portfolio (Class 3)                                    34,784           10.80        64,603           17.55
  Small Company Value Portfolio (Class 3)                                      14,099            9.91        58,909            8.98
  Technology Portfolio (Class 3)                                                   11            9.78           758            2.10
  Telecom Utility Portfolio (Class 3)                                             157           12.09         1,258           15.99
  Total Return Bond Portfolio (Class 3)                                        53,078           13.12        82,466           26.04

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                      10  $        10.63            15  $         9.32
  Invesco Van Kampen V.I. Comstock Fund                                        23,980            9.00        95,620           11.46
  Invesco Van Kampen V.I. Growth and Income Fund                               28,276            9.35        70,473           12.91

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                       -  $            -             -  $            -
  Equity Income Account (Class 1)                                                   -               -             -               -
  Government & High Quality Bond Account (Class 1)                                  -               -             -               -
  Income Account (Class 1)                                                          -               -             -               -
  LargeCap Blend Account II (Class 1)                                               -               -             -               -
  LargeCap Growth Account (Class 1)                                                 -               -             -               -
  MidCap Blend Account (Class 1)                                                    -               -             -               -
  Money Market Account (Class 1)                                                    -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                  -               -             -               -
  Real Estate Securities Account (Class 1)                                          -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                  -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                     -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                       -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                           -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                          -               -             -               -
  Short-Term Income Account (Class 1)                                               -               -             -               -
  SmallCap Growth Account II (Class 1)                                              -               -             -               -
  SmallCap Value Account I (Class 1)                                                -               -             -               -
  Diversified International Account (Class 2)                                       -               -             -               -
  Equity Income Account (Class 2)                                                   -               -            15            8.86
  Government & High Quality Bond Account (Class 2)                                  -               -             -               -
  Income Account (Class 2)                                                          -               -             -               -
  LargeCap Blend Account II (Class 2)                                               -               -             -               -
  LargeCap Growth Account (Class 2)                                                 -               -             -               -
  MidCap Blend Account (Class 2)                                                    -               -             -               -
  Money Market Account (Class 2)                                                    -               -             -               -
  Principal Capital Appreciation Account (Class 2)                                  -               -             -               -
  Real Estate Securities Account (Class 2)                                          -               -             -               -
  SAM Balanced Portfolio (Class 2)                                                  -               -            12            9.64
  SAM Conservative Balanced Portfolio (Class 2)                                     -               -            11           10.34
  SAM Conservative Growth Portfolio (Class 2)                                       -               -            13            9.54
  SAM Flexible Income Portfolio (Class 2)                                           -               -            10           10.73
  SAM Strategic Growth Portfolio (Class 2)                                          -               -            12            9.92
  Short-Term Income Account (Class 2)                                               -               -             -               -
  SmallCap Growth Account II (Class 2)                                              -               -             -               -
  SmallCap Value Account I (Class 2)                                                -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                               -  $            -             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                           -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                          -  $            -         2,450  $        18.53
  Columbia Variable Portfolio - Marsico Focused Equities Fund (Class 1)             -               -        31,525           10.41
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                       -               -             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)                 -               -             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                       -               -             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                    -               -             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                      -  $            -             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                   -               -             -               -
  Global Growth Fund (Class 2)                                                      -               -             -               -
  Growth Fund (Class 2)                                                             -               -             -               -
  Growth-Income Fund (Class 2)                                                      -               -             -               -
  Asset Allocation Fund (Class 3)                                                   -               -             -               -
  Cash Management Fund (Class 3)                                                    -               -             -               -
  Growth Fund (Class 3)                                                             -               -             -               -
  Growth-Income Fund (Class 3)                                                      -               -             -               -
  High-Income Bond Fund (Class 3)                                                   -               -             -               -
  International Fund (Class 3)                                                      -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                               -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                                  13,460  $         8.28        28,511  $        10.51
  Mid Cap Value Portfolio                                                           -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                                -  $            -            30  $         8.20
  Sterling Capital Special Opportunities VIF                                        -               -            20           13.78
  Sterling Capital Strategic Allocation Equity VIF                                  -               -            29            8.83
  Sterling Capital Total Return Bond VIF                                            -               -            19           12.30

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                  -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                              10,220  $        10.31        62,878  $        10.18
  Franklin Templeton VIP Founding Funds Allocation Fund                         4,357            8.79        14,526            8.66

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                                20,054  $        11.16        30,750  $        11.17
  Allocation Growth Portfolio                                                      11           10.07        12,282           10.03
  Allocation Moderate Growth Portfolio                                         34,316           10.40        23,233           10.40
  Allocation Moderate Portfolio                                                26,647           10.83         5,495           10.83
  Real Return Portfolio                                                        20,193           11.80        79,037           11.75

----------------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                      Contracts With Total Expenses of 2.30%
                                                                                --------------------------------------------
                                                                                                               Unit value of
                                                                                Accumulation units              Accumulation
Variable Accounts                                                                      outstanding                     units
----------------------------------------------------------------------------------------------------------------------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                                          -         $               -
   Capital Appreciation Portfolio (Class 1)                                                      -                         -
   Government and Quality Bond Portfolio (Class 1)                                               -                         -
   Growth Portfolio (Class 1)                                                                    -                         -
   Natural Resources Portfolio (Class 1)                                                         -                         -
   Asset Allocation Portfolio (Class 2)                                                          -                         -
   Capital Appreciation Portfolio (Class 2)                                                      -                         -
   Government and Quality Bond Portfolio (Class 2)                                               -                         -
   Growth Portfolio (Class 2)                                                                    -                         -
   Natural Resources Portfolio (Class 2)                                                         -                         -
   Asset Allocation Portfolio (Class 3)                                                         12                     10.96
   Capital Appreciation Portfolio (Class 3)                                                 53,651                     11.45
   Government and Quality Bond Portfolio (Class 3)                                          60,580                     11.72
   Growth Portfolio (Class 3)                                                                   15                      9.31
   Natural Resources Portfolio (Class 3)                                                    12,420                      9.34

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                                         -         $               -
   Alliance Growth Portfolio (Class 1)                                                           -                         -
   Balanced Portfolio (Class 1)                                                                  -                         -
   Blue Chip Growth Portfolio (Class 1)                                                          -                         -
   Capital Growth Portfolio (Class 1)                                                            -                         -
   Cash Management Portfolio (Class 1)                                                           -                         -
   Corporate Bond Portfolio (Class 1)                                                            -                         -
   Davis Venture Value Portfolio (Class 1)                                                       -                         -
   "Dogs" of Wall Street Portfolio (Class 1)                                                     -                         -
   Emerging Markets Portfolio (Class 1)                                                          -                         -
   Equity Opportunities Portfolio (Class 1)                                                      -                         -
   Fundamental Growth Portfolio (Class 1)                                                        -                         -
   Global Bond Portfolio (Class 1)                                                               -                         -
   Global Equities Portfolio (Class 1)                                                           -                         -
   Growth Opportunities Portfolio (Class 1)                                                      -                         -
   Growth-Income Portfolio (Class 1)                                                             -                         -
   High-Yield Bond Portfolio (Class 1)                                                           -                         -
   International Diversified Equities Portfolio (Class 1)                                        -                         -
   International Growth and Income Portfolio (Class 1)                                           -                         -
   Marsico Focused Growth Portfolio (Class 1)                                                    -                         -
   MFS Massachusetts Investors Trust Portfolio (Class 1)                                         -                         -
   MFS Total Return Portfolio (Class 1)                                                          -                         -
   Mid-Cap Growth Portfolio (Class 1)                                                            -                         -
   Real Estate Portfolio (Class 1)                                                               -                         -
   Technology Portfolio (Class 1)                                                                -                         -
   Telecom Utility Portfolio (Class 1)                                                           -                         -
   Total Return Bond Portfolio (Class 1)                                                         -                         -
   Aggressive Growth Portfolio (Class 2)                                                         -                         -
   Alliance Growth Portfolio (Class 2)                                                           -                         -
   Balanced Portfolio (Class 2)                                                                  -                         -
   Blue Chip Growth Portfolio (Class 2)                                                          -                         -
   Capital Growth Portfolio (Class 2)                                                            -                         -
   Cash Management Portfolio (Class 2)                                                           -                         -
   Corporate Bond Portfolio (Class 2)                                                            -                         -
   Davis Venture Value Portfolio (Class 2)                                                       -                         -
   "Dogs" of Wall Street Portfolio (Class 2)                                                     -                         -
   Emerging Markets Portfolio (Class 2)                                                          -                         -
   Equity Opportunities Portfolio (Class 2)                                                      -                         -
   Foreign Value Portfolio (Class 2)                                                             -                         -
   Fundamental Growth Portfolio (Class 2)                                                        -                         -
   Global Bond Portfolio (Class 2)                                                               -                         -
   Global Equities Portfolio (Class 2)                                                           -                         -
   Growth Opportunities Portfolio (Class 2)                                                      -                         -
   Growth-Income Portfolio (Class 2)                                                             -                         -
   High-Yield Bond Portfolio (Class 2)                                                           -                         -
   International Diversified Equities Portfolio (Class 2)                                        -                         -
   International Growth and Income Portfolio (Class 2)                                           -                         -
   Marsico Focused Growth Portfolio (Class 2)                                                    -                         -
   MFS Massachusetts Investors Trust Portfolio (Class 2)                                         -                         -
   MFS Total Return Portfolio (Class 2)                                                          -                         -
   Mid-Cap Growth Portfolio (Class 2)                                                            -                         -
   Real Estate Portfolio (Class 2)                                                               -                         -
   Small & Mid Cap Value Portfolio (Class 2)                                                     -                         -
   Technology Portfolio (Class 2)                                                                -                         -
   Telecom Utility Portfolio (Class 2)                                                           -                         -
   Total Return Bond Portfolio (Class 2)                                                         -                         -
   Aggressive Growth Portfolio (Class 3)                                                       846                      7.87
   Alliance Growth Portfolio (Class 3)                                                       6,048                      9.72
   American Funds Asset Allocation SAST Portfolio (Class 3)                                 32,676                      9.81
   American Funds Global Growth SAST Portfolio (Class 3)                                   144,924                      9.84
   American Funds Growth SAST Portfolio (Class 3)                                           47,607                      9.36
   American Funds Growth-Income SAST Portfolio (Class 3)                                    61,621                      8.90
   Balanced Portfolio (Class 3)                                                                 13                     10.39
   Blue Chip Growth Portfolio (Class 3)                                                     21,998                      9.55
   Capital Growth Portfolio (Class 3)                                                        1,779                      9.13
   Cash Management Portfolio (Class 3)                                                      11,627                      9.31
   Corporate Bond Portfolio (Class 3)                                                       73,079                     13.69
   Davis Venture Value Portfolio (Class 3)                                                 102,236                      9.06
   "Dogs" of Wall Street Portfolio (Class 3)                                                 3,014                     11.11
   Emerging Markets Portfolio (Class 3)                                                     52,910                      9.98
   Equity Opportunities Portfolio (Class 3)                                                     15                      9.23
   Foreign Value Portfolio (Class 3)                                                       163,132                      8.04
   Fundamental Growth Portfolio (Class 3)                                                       15                      9.32
   Global Bond Portfolio (Class 3)                                                          25,603                     12.76
   Global Equities Portfolio (Class 3)                                                      15,034                      8.24
   Growth Opportunities Portfolio (Class 3)                                                 60,101                     10.81
   Growth-Income Portfolio (Class 3)                                                        39,720                      9.25
   High-Yield Bond Portfolio (Class 3)                                                      26,130                     10.72
   International Diversified Equities Portfolio (Class 3)                                   18,119                      8.11
   International Growth and Income Portfolio (Class 3)                                       1,202                      6.73
   Marsico Focused Growth Portfolio (Class 3)                                               30,617                     10.06
   MFS Massachusetts Investors Trust Portfolio (Class 3)                                    93,758                      9.87
   MFS Total Return Portfolio (Class 3)                                                     10,429                     10.22

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II,
    Polaris Choice III, and Polaris Preferred Solution products.
(2) Offered in Polaris and Polaris II products.
(3) Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6) Offered in WM Diversified Strategies III product.
(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                     Contracts With Total Expenses of 2.30%
                                                                                -------------------------------------------
Variable Accounts                                                                                             Unit value of
                                                                                Accumulation units             accumulation
                                                                                       outstanding                    units
---------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST(continued):
   Mid-Cap Growth Portfolio (Class 3)                                                       21,776    $               10.86
   Real Estate Portfolio (Class 3)                                                          70,801                     8.00
   Small & Mid Cap Value Portfolio (Class 3)                                               109,638                    10.70
   Small Company Value Portfolio (Class 3)                                                  63,520                     9.81
   Technology Portfolio (Class 3)                                                            1,130                     9.66
   Telecom Utility Portfolio (Class 3)                                                       3,570                    11.94
   Total Return Bond Portfolio (Class 3)                                                   180,510                    12.99

INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                                               2,931    $               10.52
   Invesco Van Kampen V.I. Comstock Fund                                                    87,586                     8.91
   Invesco Van Kampen V.I. Growth and Income Fund                                          108,804                     9.25

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)                                                   -    $                   -
   Equity Income Account (Class 1)                                                               -                        -
   Government & High Quality Bond Account (Class 1)                                              -                        -
   Income Account (Class 1)                                                                      -                        -
   LargeCap Blend Account II (Class 1)                                                           -                        -
   LargeCap Growth Account (Class 1)                                                             -                        -
   MidCap Blend Account (Class 1)                                                                -                        -
   Money Market Account (Class 1)                                                                -                        -
   Principal Capital Appreciation Account (Class 1)                                              -                        -
   Real Estate Securities Account (Class 1)                                                      -                        -
   SAM Balanced Portfolio (Class 1)                                                              -                        -
   SAM Conservative Balanced Portfolio (Class 1)                                                 -                        -
   SAM Conservative Growth Portfolio (Class 1)                                                   -                        -
   SAM Flexible Income Portfolio (Class 1)                                                       -                        -
   SAM Strategic Growth Portfolio (Class 1)                                                      -                        -
   Short-Term Income Account (Class 1)                                                           -                        -
   SmallCap Growth Account II (Class 1)                                                          -                        -
   SmallCap Value Account I (Class 1)                                                            -                        -
   Diversified International Account (Class 2)                                                   -                        -
   Equity Income Account (Class 2)                                                               -                        -
   Government & High Quality Bond Account (Class 2)                                              -                        -
   Income Account (Class 2)                                                                      -                        -
   LargeCap Blend Account II (Class 2)                                                           -                        -
   LargeCap Growth Account (Class 2)                                                             -                        -
   MidCap Blend Account (Class 2)                                                                -                        -
   Money Market Account (Class 2)                                                                -                        -
   Principal Capital Appreciation Account (Class 2)                                              -                        -
   Real Estate Securities Account (Class 2)                                                      -                        -
   SAM Balanced Portfolio (Class 2)                                                              -                        -
   SAM Conservative Balanced Portfolio (Class 2)                                                 -                        -
   SAM Conservative Growth Portfolio (Class 2)                                                   -                        -
   SAM Flexible Income Portfolio (Class 2)                                                       -                        -
   SAM Strategic Growth Portfolio (Class 2)                                                      -                        -
   Short-Term Income Account (Class 2)                                                           -                        -
   SmallCap Growth Account II (Class 2)                                                          -                        -
   SmallCap Value Account I (Class 2)                                                            -                        -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
   Columbia Variable Portfolio - Asset Allocation Fund                                           -     $                   -
   Columbia Variable Portfolio - Small Company Growth Fund                                       -                         -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia Variable Portfolio - High Income Fund (Class 1)                                      -     $                   -
   Columbia Variable Portfolio - Marsico Focused Equities Fund (Class 1)                         -                         -
   Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                                   -                         -
   Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)                             -                         -
   Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                                   -                         -
   Columbia Variable Portfolio - Marsico International Opportunities Fund (Class 2)              -                         -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
   Columbia Variable Portfolio - Diversified Equity Income Fund                                 -     $                   -

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                                                              -                         -
   Global Growth Fund (Class 2)                                                                 -                         -
   Growth Fund (Class 2)                                                                        -                         -
   Growth-Income Fund (Class 2)                                                                 -                         -
   Asset Allocation Fund (Class 3)                                                              -                         -
   Cash Management Fund (Class 3)                                                               -                         -
   Growth Fund (Class 3)                                                                        -                         -
   Growth-Income Fund (Class 3)                                                                 -                         -
   High-Income Bond Fund (Class 3)                                                              -                         -
   International Fund (Class 3)                                                                 -                         -
   U.S. Government/AAA-Rated Securities Fund (Class 3)                                          -                         -

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                                             49,483     $                8.19
   Mid Cap Value Portfolio                                                                      -                         -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
   Sterling Capital Select Equity VIF                                                           -     $                   -
   Sterling Capital Special Opportunities VIF                                                   -                         -
   Sterling Capital Strategic Allocation Equity VIF                                             -                         -
   Sterling Capital Total Return Bond VIF                                                       -                         -

MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II                                             -     $                   -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                                         24,973     $               10.18
   Franklin Templeton VIP Founding Funds Allocation Fund                                    8,055                      8.66

SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                                           37,148     $               11.04
   Allocation Growth Portfolio                                                            155,665                      9.94
   Allocation Moderate Growth Portfolio                                                    54,563                     10.29
   Allocation Moderate Portfolio                                                           39,640                     10.72
   Real Return Portfolio                                                                   81,143                     11.61

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II,
    Polaris Choice III, and Polaris Preferred Solution products.
(2) Offered in Polaris and Polaris II products.
(3) Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6) Offered in WM Diversified Strategies III product.
(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       SCHEDULES OF PORTFOLIO INVESTMENTS
                               December 31, 2011

                                                                        Net Asset Value        Net Asset                    Level
Variable Accounts                                              Shares         Per Share            Value          Cost   (Note A)
---------------------------------------------------------------------------------------------------------------------------------
ANCHOR SERIES TRUST:
 Asset Allocation Portfolio (Class 1)                       9,725,306  $      13.03     $    126,687,967  $127,490,561          1
 Capital Appreciation Portfolio (Class 1)                   7,703,117         34.14          262,968,434   275,191,703          1
 Government and Quality Bond Portfolio (Class 1)            8,380,113         15.57          130,486,125   125,935,131          1
 Growth Portfolio (Class 1)                                 4,357,797         19.31           84,129,487    90,702,858          1
 Natural Resources Portfolio (Class 1)                      2,536,491         24.38           61,850,374    95,221,350          1
 Asset Allocation Portfolio (Class 2)                         750,279         13.00            9,754,826     9,652,073          1
 Capital Appreciation Portfolio (Class 2)                   1,505,481         33.69           50,722,731    50,840,244          1
 Government and Quality Bond Portfolio (Class 2)            3,836,595         15.56           59,710,741    57,707,668          1
 Growth Portfolio (Class 2)                                 1,358,496         19.30           26,217,903    28,117,879          1
 Natural Resources Portfolio (Class 2)                        573,418         24.29           13,926,958    19,250,625          1
 Asset Allocation Portfolio (Class 3)                       2,296,954         12.97           29,785,008    28,479,048          1
 Capital Appreciation Portfolio (Class 3)                  11,289,321         33.41          377,129,549   381,030,703          1
 Government and Quality Bond Portfolio (Class 3)           39,123,598         15.52          607,330,250   590,886,741          1
 Growth Portfolio (Class 3)                                 5,822,029         19.26          112,152,534   124,032,122          1
 Natural Resources Portfolio (Class 3)                      5,250,018         24.18          126,949,654   174,760,312          1

SUNAMERICA SERIES TRUST:
 Aggressive Growth Portfolio (Class 1)                      2,634,801  $       9.70     $     25,562,835  $ 31,305,135          1
 Alliance Growth Portfolio (Class 1)                        7,149,404         22.28          159,262,670   179,726,695          1
 Balanced Portfolio (Class 1)                               3,075,548         14.43           44,378,775    47,183,900          1
 Blue Chip Growth Portfolio (Class 1)                       1,229,664          6.91            8,492,720     8,507,159          1
 Capital Growth Portfolio (Class 1)                           647,675          8.49            5,501,152     4,951,870          1
 Cash Management Portfolio (Class 1)                        5,765,457         10.64           61,353,836    61,471,129          1
 Corporate Bond Portfolio (Class 1)                         7,684,115         13.30          102,171,318    92,728,915          1
 Davis Venture Value Portfolio (Class 1)                   18,351,767         21.90          401,886,328   399,986,042          1
 "Dogs" of Wall Street Portfolio (Class 1)                  2,609,354          8.51           22,214,939    20,339,515          1
 Emerging Markets Portfolio (Class 1)                       5,931,482          6.90           40,942,718    37,093,350          1
 Equity Opportunities Portfolio (Class 1)                   2,472,293         11.52           28,482,694    29,077,857          1
 Fundamental Growth Portfolio (Class 1)                     2,559,379         15.57           39,860,782    49,364,507          1
 Global Bond Portfolio (Class 1)                            4,011,893         12.47           50,020,778    48,738,447          1
 Global Equities Portfolio (Class 1)                        4,010,988         12.49           50,103,995    52,347,088          1
 Growth Opportunities Portfolio (Class 1)                   1,625,956          6.95           11,308,089    10,357,369          1
 Growth-Income Portfolio (Class 1)                          6,416,682         21.15          135,730,629   133,678,797          1
 High-Yield Bond Portfolio (Class 1)                       13,034,654          5.36           69,866,750    69,282,530          1
 International Diversified Equities Portfolio (Class 1)     5,402,058          7.57           40,914,617    52,192,538          1
 International Growth and Income Portfolio (Class 1)        5,774,333          7.61           43,948,329    64,722,577          1
 Marsico Focused Growth Portfolio (Class 1)                 1,508,364          9.01           13,591,254    11,624,302          1
 MFS Massachusetts Investors Trust Portfolio (Class 1)      3,640,020         13.63           49,597,158    45,520,789          1
 MFS Total Return Portfolio (Class 1)                      10,614,455         14.48          153,695,095   158,056,759          1
 Mid-Cap Growth Portfolio (Class 1)                         3,287,754         10.66           35,043,178    32,956,155          1
 Real Estate Portfolio (Class 1)                            2,666,593         12.59           33,576,000    30,888,411          1
 Technology Portfolio (Class 1)                             3,299,275          2.70            8,920,359     7,761,296          1
 Telecom Utility Portfolio (Class 1)                        1,527,928         11.07           16,911,434    16,584,918          1
 Total Return Bond Portfolio (Class 1)                      7,927,319          9.01           71,432,521    66,155,031          1
 Aggressive Growth Portfolio (Class 2)                        338,285          9.63            3,258,203     3,320,962          1
 Alliance Growth Portfolio (Class 2)                        1,019,296         22.23           22,661,038    18,879,044          1
 Balanced Portfolio (Class 2)                                 507,600         14.41            7,315,909     6,484,320          1
 Blue Chip Growth Portfolio (Class 2)                         449,146          6.90            3,100,051     2,772,252          1
 Capital Growth Portfolio (Class 2)                           250,857          8.39            2,105,184     1,900,239          1
 Cash Management Portfolio (Class 2)                        1,957,142         10.59           20,728,242    20,897,955          1
 Corporate Bond Portfolio (Class 2)                         2,295,178         13.28           30,470,985    27,714,404          1
 Davis Venture Value Portfolio (Class 2)                    2,953,317         21.88           64,611,242    64,675,504          1
 "Dogs" of Wall Street Portfolio (Class 2)                    761,314          8.50            6,473,714     5,665,826          1
 Emerging Markets Portfolio (Class 2)                       1,131,401          6.85            7,751,701     7,684,884          1
 Equity Opportunities Portfolio (Class 2)                     481,291         11.51            5,540,615     4,891,811          1
 Foreign Value Portfolio (Class 2)                          2,116,912         12.02           25,454,553    28,685,939          1
 Fundamental Growth Portfolio (Class 2)                       168,993         15.42            2,606,634     2,350,537          1
 Global Bond Portfolio (Class 2)                              965,774         12.39           11,970,760    11,730,926          1
 Global Equities Portfolio (Class 2)                          493,295         12.45            6,142,356     6,876,634          1
 Growth Opportunities Portfolio (Class 2)                     604,527          6.84            4,136,876     3,820,255          1
 Growth-Income Portfolio (Class 2)                            436,269         21.13            9,220,072     8,702,559          1
 High-Yield Bond Portfolio (Class 2)                        2,971,726          5.35           15,901,198    15,383,787          1
 International Diversified Equities Portfolio (Class 2)     2,576,984          7.53           19,413,669    20,147,832          1
 International Growth and Income Portfolio (Class 2)        1,138,580          7.63            8,692,564    11,882,769          1
 Marsico Focused Growth Portfolio (Class 2)                 1,607,335          8.92           14,335,763    13,486,568          1
 MFS Massachusetts Investors Trust Portfolio (Class 2)        819,620         13.62           11,161,526     9,463,908          1
 MFS Total Return Portfolio (Class 2)                       3,321,406         14.47           48,060,159    49,942,995          1
 Mid-Cap Growth Portfolio (Class 2)                         1,542,355         10.50           16,199,999    13,123,909          1
 Real Estate Portfolio (Class 2)                              772,503         12.56            9,699,869     8,708,164          1
 Small & Mid Cap Value Portfolio (Class 2)                  1,264,673         15.88           20,087,288    17,865,318          1
 Technology Portfolio (Class 2)                             1,113,238          2.66            2,966,373     2,569,646          1
 Telecom Utility Portfolio (Class 2)                          223,402         11.06            2,470,872     2,274,814          1
 Total Return Bond Portfolio (Class 2)                      2,199,638          8.97           19,724,689    18,889,757          1
 Aggressive Growth Portfolio (Class 3)                      1,808,001          9.56           17,292,016    16,596,585          1
 Alliance Growth Portfolio (Class 3)                        4,814,892         22.14          106,577,860    97,946,306          1
 American Funds Asset Allocation SAST Portfolio (Class 3)  10,098,413         10.04          101,357,620    96,887,814          1
 American Funds Global Growth SAST Portfolio (Class 3)     35,340,448          9.93          350,782,674   362,336,055          1
 American Funds Growth SAST Portfolio (Class 3)            25,286,613          9.28          234,636,328   234,072,139          1
 American Funds Growth-Income SAST Portfolio (Class 3)     21,106,169          8.99          189,664,824   193,435,612          1
 Balanced Portfolio (Class 3)                               2,479,722         14.39           35,694,977    34,233,463          1
 Blue Chip Growth Portfolio (Class 3)                       8,773,917          6.89           60,434,273    59,691,431          1
 Capital Growth Portfolio (Class 3)                         5,204,855          8.34           43,383,733    40,769,518          1
 Cash Management Portfolio (Class 3)                       18,067,301         10.55          190,669,336   191,187,439          1
 Corporate Bond Portfolio (Class 3)                        43,720,191         13.23          578,591,304   553,948,005          1
 Davis Venture Value Portfolio (Class 3)                   21,885,203         21.83          477,761,383   511,203,642          1
 "Dogs" of Wall Street Portfolio (Class 3)                  3,964,815          8.48           33,635,609    30,934,056          1
 Emerging Markets Portfolio (Class 3)                      20,803,327          6.81          141,712,285   139,697,044          1
 Equity Opportunities Portfolio (Class 3)                   2,268,236         11.50           26,076,886    23,655,014          1
 Foreign Value Portfolio (Class 3)                         37,170,159         12.01          446,498,835   509,334,961          1
 Fundamental Growth Portfolio (Class 3)                     4,626,256         15.30           70,790,422    68,500,446          1
 Global Bond Portfolio (Class 3)                           15,340,225         12.34          189,229,931   188,614,343          1
 Global Equities Portfolio (Class 3)                        2,144,257         12.41           26,612,803    28,743,453          1
 Growth Opportunities Portfolio (Class 3)                  22,093,437          6.78          149,800,724   139,008,609          1
 Growth-Income Portfolio (Class 3)                          2,326,512         21.12           49,130,066    46,834,291          1
 High-Yield Bond Portfolio (Class 3)                       20,955,074          5.34          111,817,886   115,073,827          1
 International Diversified Equities Portfolio (Class 3)    21,395,354          7.52          160,960,717   189,278,751          1
 International Growth and Income Portfolio (Class 3)       23,264,418          7.61          177,099,706   220,031,366          1
 Marsico Focused Growth Portfolio (Class 3)                 8,217,428          8.86           72,839,011    70,084,952          1
 MFS Massachusetts Investors Trust Portfolio (Class 3)     15,122,260         13.60          205,594,177   193,106,961          1
 MFS Total Return Portfolio (Class 3)                      13,161,955         14.45          190,169,901   197,115,120          1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       SCHEDULES OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 2011
                                  (continued)

                                                                        Net Asset Value    Net Asset                         Level
Variable Accounts                                               Shares       Per Share        Value             Cost       (Note A)
------------------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST (continued):
   Mid-Cap Growth Portfolio (Class 3)                         8,832,057       $  10.41  $ 91,978,433  $    84,348,335              1
   Real Estate Portfolio (Class 3)                           17,027,870          12.51   212,996,370      178,524,356              1
   Small & Mid Cap Value Portfolio (Class 3)                 27,169,137          15.83   430,137,080      404,359,659              1
   Small Company Value Portfolio (Class 3)                   10,419,808          16.36   170,417,984      152,648,847              1
   Technology Portfolio (Class 3)                             7,864,435           2.64    20,765,489       18,949,222              1
   Telecom Utility Portfolio (Class 3)                        1,620,011          11.04    17,881,104       16,964,195              1
   Total Return Bond Portfolio (Class 3)                     66,013,904           8.94   590,254,280      576,894,439              1

INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                  664,685       $  31.35  $ 20,837,864  $    18,357,415              1
   Invesco Van Kampen V.I. Comstock Fund                     27,198,795          11.28   306,802,405      299,455,040              1
   Invesco Van Kampen V.I. Growth and Income Fund            27,352,908          17.74   485,240,590      480,098,426              1

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)                  178,861       $  11.12  $  1,988,938  $     2,555,140              1
   Equity Income Account (Class 1)                            1,423,416          15.53    22,105,657       23,532,937              1
   Government & High Quality Bond Account (Class 1)             420,982          10.90     4,588,705        4,325,313              1
   Income Account (Class 1)                                     831,609          10.71     8,906,531        8,294,960              1
   LargeCap Blend Account II (Class 1)                          354,011           6.85     2,424,975        2,509,717              1
   LargeCap Growth Account (Class 1)                             39,259          14.48       568,467          546,345              1
   MidCap Blend Account (Class 1)                                72,941          40.51     2,954,840        2,619,867              1
   Money Market Account (Class 1)                             2,522,662           1.00     2,522,662        2,522,662              1
   Principal Capital Appreciation Account (Class 1)             578,766          21.36    12,362,447       12,172,986              1
   Real Estate Securities Account (Class 1)                      60,215          14.39       866,498          832,196              1
   SAM Balanced Portfolio (Class 1)                           4,086,282          14.76    60,313,522       61,361,416              1
   SAM Conservative Balanced Portfolio (Class 1)                732,735          11.47     8,404,475        8,116,769              1
   SAM Conservative Growth Portfolio (Class 1)                1,595,677          14.99    23,919,200       24,302,190              1
   SAM Flexible Income Portfolio (Class 1)                      892,031          12.42    11,079,025       10,852,954              1
   SAM Strategic Growth Portfolio (Class 1)                     534,452          16.26     8,690,182        9,353,038              1
   Short-Term Income Account (Class 1)                        1,081,604           2.54     2,747,274        2,699,230              1
   SmallCap Growth Account II (Class 1)                          54,954          10.68       586,911          488,441              1
   SmallCap Value Account I (Class 1)                            14,231          13.02       185,291          165,155              1
   Diversified International Account (Class 2)                   84,602          11.18       945,852        1,107,065              1
   Equity Income Account (Class 2)                              809,743          15.43    12,494,341       13,222,268              1
   Government & High Quality Bond Account (Class 2)             109,816          10.90     1,196,996        1,131,990              1
   Income Account (Class 2)                                     367,177          10.66     3,914,109        3,618,806              1
   LargeCap Blend Account II (Class 2)                           72,401           6.88       498,119          503,025              1
   LargeCap Growth Account (Class 2)                             24,998          14.43       360,719          330,028              1
   MidCap Blend Account (Class 2)                                17,638          40.39       712,401          606,256              1
   Money Market Account (Class 2)                             1,616,806           1.00     1,616,806        1,616,806              1
   Principal Capital Appreciation Account (Class 2)             107,041          21.23     2,272,474        2,378,544              1
   Real Estate Securities Account (Class 2)                      18,135          14.46       262,236          217,977              1
   SAM Balanced Portfolio (Class 2)                           2,974,681          14.66    43,608,829       44,358,792              1
   SAM Conservative Balanced Portfolio (Class 2)                571,761          11.38     6,506,641        6,319,135              1
   SAM Conservative Growth Portfolio (Class 2)                1,609,359          14.87    23,931,168       25,031,019              1
   SAM Flexible Income Portfolio (Class 2)                      777,170          12.34     9,590,282        9,166,683              1
   SAM Strategic Growth Portfolio (Class 2)                     687,786          16.15    11,107,748       12,280,690              1
   Short-Term Income Account (Class 2)                          580,390           2.53     1,468,387        1,443,928              1
   SmallCap Growth Account II (Class 2)                          21,634          10.54       228,026          213,654              1
   SmallCap Value Account I (Class 2)                             6,991          12.99        90,807           89,404              1

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
   Columbia Variable Portfolio - Asset Allocation Fund           83,119       $  11.81  $    981,636  $     1,004,935              1
   Columbia Variable Portfolio - Small Company Growth Fund      116,098          11.58     1,344,410        1,243,908              1

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia Variable Portfolio - High Income Fund (Class 1)   2,224,625       $   9.95  $ 22,135,020  $    21,728,714              1
   Columbia Variable Portfolio - Marsico Focused Equities
   Fund (Class 1)                                             1,934,967          16.48    31,888,262       31,781,329              1
   Columbia Variable Portfolio - Marsico Growth Fund
   (Class 1)                                                    130,067          19.92     2,590,925        2,292,953              1
   Columbia Variable Portfolio - Marsico 21st Century
   Fund (Class 1)                                               120,481          10.63     1,280,717        1,324,861              1
   Columbia Variable Portfolio - Mid Cap Growth Fund
   (Class 1)                                                     98,346           7.49       736,612          596,107              1
   Columbia Variable Portfolio - Marsico International
   Opportunities
   Fund (Class 2)                                               218,803          13.29     2,907,894        3,502,131              1

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
   Columbia Variable Portfolio - Diversified Equity
   Income Fund                                                  226,520       $  12.55  $  2,842,827  $     3,367,435              1

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                            4,521,123       $  16.06  $ 72,609,243  $    70,673,262              1
   Global Growth Fund (Class 2)                              12,896,024          19.29   248,764,306      263,408,902              1
   Growth Fund (Class 2)                                      6,674,447          51.68   344,935,437      358,049,414              1
   Growth-Income Fund (Class 2)                              10,429,385          33.07   344,899,767      368,540,386              1
   Asset Allocation Fund (Class 3)                            2,300,494          16.18    37,221,998       38,145,943              1
   Cash Management Fund (Class 3)                             1,052,251          11.30    11,890,437       11,918,869              1
   Growth Fund (Class 3)                                      3,619,968          52.13   188,708,917      214,198,144              1
   Growth-Income Fund (Class 3)                               5,171,492          33.30   172,210,686      203,499,794              1
   High-Income Bond Fund (Class 3)                            1,940,458          10.56    20,491,234       20,325,856              1
   International Fund (Class 3)                               2,854,465          15.23    43,473,502       53,670,904              1
   U.S. Government/AAA-Rated Securities Fund (Class 3)        1,830,112          13.01    23,809,754       22,652,867              1

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                               10,844,043       $  22.15  $240,195,562  $   257,110,148              1
   Mid Cap Value Portfolio                                    1,659,169          15.86    26,314,421       28,030,011              1

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
   Sterling Capital Select Equity VIF                           174,432           7.98     1,391,970        1,516,038              1
   Sterling Capital Special Opportunities VIF                   847,236          15.36    13,013,539       12,183,507              1
   Sterling Capital Strategic Allocation Equity VIF             253,097       $   6.14  $  1,554,013  $     1,671,339              1
   Sterling Capital Total Return Bond VIF                       728,809          10.61     7,732,666        7,646,610              1

MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II                  35       $   8.83  $        305  $           247              1

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
(Class 2):
   Franklin Income Securities Fund                            6,683,629       $  14.32  $ 95,709,571  $    95,997,884              1
   Franklin Templeton VIP Founding Funds Allocation
   Fund                                                       5,414,289           7.59    41,094,450       37,584,029              1

SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                              8,239,116       $  10.50  $ 86,485,664  $    86,761,871              1
   Allocation Growth Portfolio                                1,399,359           8.86    12,402,687       12,843,497              1
   Allocation Moderate Growth Portfolio                      13,694,371          10.00   136,999,346      140,915,808              1
   Allocation Moderate Portfolio                             11,931,012          10.06   120,030,610      122,185,858              1
   Real Return Portfolio                                     19,512,877          10.13   197,603,434      191,447,439              1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.


    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011

                                                           Capital        Government and
                                    Asset Allocation     Appreciation      Quality Bond        Growth        Natural Resources
                                       Portfolio          Portfolio         Portfolio         Portfolio          Portfolio
                                       (Class 1)          (Class 1)         (Class 1)         (Class 1)          (Class 1)
                                   -----------------    -------------    ---------------    ------------    ------------------
Investment income:
  Dividends                        $       3,699,391    $           -    $     4,248,285    $    712,794    $          544,462
                                   -----------------    -------------    ---------------    ------------    ------------------

Expenses:
  Charges for distribution,
    mortality and expense risk            (2,116,355)      (4,906,923)        (2,124,662)     (1,514,675)           (1,238,778)
                                   -----------------    -------------    ---------------    ------------    ------------------

Net investment income (loss)               1,583,036       (4,906,923)         2,123,623        (801,881)             (694,316)
                                   -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)
 from securities transactions               (956,896)        (175,970)         1,181,437     (10,456,752)           (4,763,296)
Realized gain distributions                        -                -            595,940               -            19,364,111
                                   -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)                 (956,896)        (175,970)         1,777,377     (10,456,752)           14,600,815
                                   -----------------    -------------    ---------------    ------------    ------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        509,280        6,534,585          1,174,924     (10,142,623)           (1,439,213)
  End of period                             (802,594)     (12,223,269)         4,550,994      (6,573,371)          (33,370,976)
                                   -----------------    -------------    ---------------    ------------    ------------------

Change in net unrealized
 appreciation
  (depreciation) of investments           (1,311,874)     (18,757,854)         3,376,070       3,569,252           (31,931,763)
                                   -----------------    -------------    ---------------    ------------    ------------------

Increase (decrease) in net
 assets from operations            $        (685,734)   $ (23,840,747)   $     7,277,070    $ (7,689,381)   $      (18,025,264)
                                   =================    =============    ===============    ============    ==================

                                      Asset          Capital        Government and                     Natural
                                    Allocation     Appreciation      Quality Bond        Growth       Resources
                                    Portfolio       Portfolio         Portfolio        Portfolio      Portfolio
                                    (Class 2)       (Class 2)         (Class 2)        (Class 2)      (Class 2)
                                   -----------    -------------    ---------------    -----------    -----------
Investment income:
  Dividends                        $   271,648    $           -    $     1,815,931    $   166,106    $    90,153
                                   -----------    -------------    ---------------    -----------    -----------

Expenses:
  Charges for distribution,
    mortality and expense risk        (176,499)        (971,286)          (990,306)      (479,714)      (286,354)
                                   -----------    -------------    ---------------    -----------    -----------

Net investment income (loss)            95,149         (971,286)           825,625       (313,608)      (196,201)
                                   -----------    -------------    ---------------    -----------    -----------

Net realized gains (losses)
 from securities transactions         (362,330)       1,615,992            213,625       (739,873)    (1,716,744)
Realized gain distributions                  -                -            270,973              -      4,235,137
                                   -----------    -------------    ---------------    -----------    -----------

Net realized gains (losses)           (362,330)       1,615,992            484,598       (739,873)     2,518,393
                                   -----------    -------------    ---------------    -----------    -----------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                 (120,479)       5,021,104             99,291       (721,829)       903,918
  End of period                        102,753         (117,513)         2,003,073     (1,899,976)    (5,323,667)
                                   -----------    -------------    ---------------    -----------    -----------

Change in net unrealized
 appreciation
  (depreciation) of investments        223,232       (5,138,617)         1,903,782     (1,178,147)    (6,227,585)
                                   -----------    -------------    ---------------    -----------    -----------

Increase (decrease) in net
 assets from operations            $   (43,949)   $  (4,493,911)   $     3,214,005    $(2,231,628)   $(3,905,393)
                                   ===========    =============    ===============    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                 Capital        Government and
                                          Asset Allocation     Appreciation      Quality Bond        Growth        Natural Resources
                                             Portfolio          Portfolio         Portfolio         Portfolio          Portfolio
                                             (Class 3)          (Class 3)         (Class 3)         (Class 3)          (Class 3)
                                        -----------------    -------------    ---------------    ------------    ------------------
Investment income:
  Dividends                             $         751,582    $           -    $    18,051,115    $    576,554    $          658,972
                                        -----------------    -------------    ---------------    ------------    ------------------

Expenses:
  Charges for distribution,
    mortality and expense risk                   (451,084)      (6,442,358)        (9,694,981)     (2,020,052)           (2,366,114)
                                        -----------------    -------------    ---------------    ------------    ------------------

Net investment income (loss)                      300,498       (6,442,358)         8,356,134      (1,443,498)           (1,707,142)
                                        -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)
 from securities transactions                    (555,318)       4,567,977          3,752,572      (8,219,307)          (21,963,479)
Realized gain distributions                             -                -          2,742,113               -            36,281,782
                                        -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)                      (555,318)       4,567,977          6,494,685      (8,219,307)           14,318,303
                                        -----------------    -------------    ---------------    ------------    ------------------

Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period                           1,376,345       28,405,033            305,631     (12,095,650)           (1,732,756)
  End of period                                 1,305,960       (3,901,154)        16,443,509     (11,879,588)          (47,810,658)
                                        -----------------    -------------    ---------------    ------------    ------------------

Change in net unrealized appreciation
  (depreciation) of investments                   (70,385)     (32,306,187)        16,137,878         216,062           (46,077,902)
                                        -----------------    -------------    ---------------    ------------    ------------------

Increase (decrease) in net
 assets from operations                 $        (325,205)   $ (34,180,568)   $    30,988,697    $ (9,446,743)   $      (33,466,741)
                                        =================    =============    ===============    ============    ==================

                                         Aggressive                                        Blue Chip       Capital
                                           Growth       Alliance Growth      Balanced        Growth        Growth
                                         Portfolio         Portfolio        Portfolio      Portfolio      Portfolio
                                         (Class 1)         (Class 1)        (Class 1)      (Class 1)      (Class 1)
                                        -----------    ----------------    -----------    -----------    ----------
Investment income:
  Dividends                             $         -    $        860,604    $   851,812    $    17,562    $        -
                                        -----------    ----------------    -----------    -----------    ----------

Expenses:
  Charges for distribution,
    mortality and expense risk             (435,859)         (2,737,288)      (753,419)      (121,400)      (96,749)
                                        -----------    ----------------    -----------    -----------    ----------

Net investment income (loss)               (435,859)         (1,876,684)        98,393       (103,838)      (96,749)
                                        -----------    ----------------    -----------    -----------    ----------

Net realized gains (losses)
 from securities transactions            (1,248,080)         (4,354,227)    (1,517,044)       697,197       321,444
Realized gain distributions                       -                   -              -              -             -
                                        -----------    ----------------    -----------    -----------    ----------

Net realized gains (losses)              (1,248,080)         (4,354,227)    (1,517,044)       697,197       321,444
                                        -----------    ----------------    -----------    -----------    ----------

Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period                    (6,549,836)        (20,451,466)    (4,600,621)     1,322,340       908,454
  End of period                          (5,742,300)        (20,464,025)    (2,805,125)       (14,439)      549,282
                                        -----------    ----------------    -----------    -----------    ----------

Change in net unrealized appreciation
  (depreciation) of investments             807,536             (12,559)     1,795,496     (1,336,779)     (359,172)
                                        -----------    ----------------    -----------    -----------    ----------

Increase (decrease) in net
 assets from operations                 $  (876,403)   $     (6,243,470)   $   376,845    $  (743,420)   $ (134,477)
                                        ===========    ================    ===========    ===========    ==========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                       Cash Management    Corporate Bond     Davis Venture      "Dogs" of Wall    Emerging Markets
                                             Portfolio         Portfolio    Value Portfolio    Street Portfolio      Portfolio
                                             (Class 1)         (Class 1)          (Class 1)          (Class 1)          (Class 1)
                                       ----------------   ---------------   ----------------   -----------------  -----------------
Investment income:
  Dividends                            $              -   $     6,778,511   $      5,829,940   $         458,105  $         300,343
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Expenses:
  Charges for distribution,
    mortality and expense risk               (1,127,014)       (1,676,889)        (7,070,809)           (320,595)          (869,575)
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net investment income (loss)                 (1,127,014)        5,101,622         (1,240,869)            137,510           (569,232)
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net realized gains (losses)
 from securities transactions                  (939,795)        4,571,168          2,189,686            (997,414)         5,627,555
Realized gain distributions                           -           505,491                  -                   -                  -
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net realized gains (losses)                    (939,795)        5,076,659          2,189,686            (997,414)         5,627,555
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                          (851,110)       14,398,371         29,149,687          (1,169,288)        25,341,372
  End of period                                (117,293)        9,442,403          1,900,286           1,875,424          3,849,368
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Change in net unrealized appreciation
   (depreciation) of investments                733,817        (4,955,968)       (27,249,401)          3,044,712        (21,492,004)
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Increase (decrease) in net
  assets from operations               $     (1,332,992)  $     5,222,313   $    (26,300,584)  $       2,184,808  $     (16,433,681)
                                       ================   ===============   ================   =================  =================

                                             Equity                                                                      Growth
                                          Opportunities       Fundamental        Global Bond     Global Equities     Opportunities
                                            Portfolio       Growth Portfolio      Portfolio         Portfolio           Portfolio
                                            (Class 1)          (Class 1)          (Class 1)         (Class 1)           (Class 1)
                                         --------------    -----------------    ------------    ----------------    --------------
Investment income:
  Dividends                              $      179,412    $               -    $  1,189,266    $        556,579    $            -
                                         --------------    -----------------    ------------    ----------------    --------------

Expenses:
  Charges for distribution,
    mortality and expense risk                 (487,662)            (702,364)       (804,619)           (911,857)         (191,325)
                                         --------------    -----------------    ------------    ----------------    --------------

Net investment income (loss)                   (308,250)            (702,364)        384,647            (355,278)         (191,325)
                                         --------------    -----------------    ------------    ----------------    --------------

Net realized gains (losses)
 from securities transactions                (2,260,730)          (1,610,086)        503,896             583,916           493,188
Realized gain distributions                           -                    -         738,335                   -                 -
                                         --------------    -----------------    ------------    ----------------    --------------

Net realized gains (losses)                  (2,260,730)          (1,610,086)      1,242,231             583,916           493,188
                                         --------------    -----------------    ------------    ----------------    --------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                        (2,615,130)          (8,776,200)        765,504           4,935,099         1,847,091
  End of period                                (595,163)          (9,503,725)      1,282,331          (2,243,093)          950,720
                                         --------------    -----------------    ------------    ----------------    --------------

Change in net unrealized appreciation
   (depreciation) of investments              2,019,967             (727,525)        516,827          (7,178,192)         (896,371)
                                         --------------    -----------------    ------------    ----------------    --------------

Increase (decrease) in net
  assets from operations                 $     (549,013)   $      (3,039,975)   $  2,143,705    $     (6,949,554)   $     (594,508)
                                         ==============    =================    ============    ================    ==============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                             International      International
                                       Growth-Income   High-Yield Bond  Diversified Equities  Growth and Income    Marsico Focused
                                         Portfolio        Portfolio           Portfolio            Portfolio       Growth Portfolio
                                         (Class 1)        (Class 1)           (Class 1)            (Class 1)          (Class 1)
                                      --------------  ----------------  --------------------  ------------------  -----------------
Investment income:
  Dividends                           $    1,333,002  $      5,798,130  $          1,046,754  $        1,618,304  $          48,043
                                      --------------  ----------------  --------------------  ------------------  -----------------

Expenses:
  Charges for distribution,
    mortality and expense risk            (2,188,388)       (1,171,008)             (773,701)           (839,525)          (242,431)
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net investment income (loss)                (855,386)        4,627,122               273,053             778,779           (194,388)
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net realized gains (losses)
  from securities transactions            (3,464,925)        3,981,672             1,362,127          (2,978,012)        (1,696,217)
Realized gain distributions                        -                 -                     -                   -                  -
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net realized gains (losses)               (3,464,925)        3,981,672             1,362,127          (2,978,012)        (1,696,217)
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                    (11,482,287)        6,522,880            (1,565,033)        (14,839,423)           512,659
  End of period                            2,051,832           584,220           (11,277,921)        (20,774,248)         1,966,952
                                      --------------  ----------------  --------------------  ------------------  -----------------

Change in net unrealized appreciation
  (depreciation) of investments           13,534,119        (5,938,660)           (9,712,888)         (5,934,825)         1,454,293
                                      --------------  ----------------  --------------------  ------------------  -----------------

Increase (decrease) in net
  assets from operations              $    9,213,808  $      2,670,134  $         (8,077,708) $       (8,134,058) $        (436,312)
                                      ==============  ================  ====================  ==================  =================

                                          MFS Massachusetts
                                           Investors Trust      MFS Total Return     Mid-Cap Growth     Real Estate     Technology
                                              Portfolio            Portfolio           Portfolio         Portfolio      Portfolio
                                              (Class 1)            (Class 1)           (Class 1)         (Class 1)      (Class 1)
                                         ------------------    -----------------    ---------------    ------------    -----------
Investment income:
  Dividends                              $          370,275    $       4,416,231    $             -    $    335,085    $         -
                                         ------------------    -----------------    ---------------    ------------    -----------

Expenses:
  Charges for distribution,
    mortality and expense risk                     (852,668)          (2,627,050)          (638,767)       (550,028)      (165,924)
                                         ------------------    -----------------    ---------------    ------------    -----------

Net investment income (loss)                       (482,393)           1,789,181           (638,767)       (214,943)      (165,924)
                                         ------------------    -----------------    ---------------    ------------    -----------

Net realized gains (losses)
  from securities transactions                    1,023,602           (1,617,685)            33,330      (5,681,707)     1,620,856
Realized gain distributions                               -                    -                  -               -              -
                                         ------------------    -----------------    ---------------    ------------    -----------

Net realized gains (losses)                       1,023,602           (1,617,685)            33,330      (5,681,707)     1,620,856
                                         ------------------    -----------------    ---------------    ------------    -----------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                             6,404,703           (4,978,156)         4,290,114      (5,271,973)     3,346,871
  End of period                                   4,076,369           (4,361,664)         2,087,023       2,687,589      1,159,063
                                         ------------------    -----------------    ---------------    ------------    -----------

Change in net unrealized appreciation
  (depreciation) of investments                  (2,328,334)             616,492         (2,203,091)      7,959,562     (2,187,808)
                                         ------------------    -----------------    ---------------    ------------    -----------

Increase (decrease) in net
  assets from operations                 $       (1,787,125)   $         787,988    $    (2,808,528)   $  2,062,912    $  (732,876)
                                         ==================    =================    ===============    ============    ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                     Telecom Utility   Total Return Bond      Aggressive      Alliance Growth
                                        Portfolio          Portfolio       Growth Portfolio      Portfolio      Balanced Portfolio
                                        (Class 1)          (Class 1)          (Class 2)          (Class 2)          (Class 2)
                                    ----------------  ------------------  -----------------  ----------------  -------------------
Investment income:
  Dividends                         $        402,867  $        1,067,302  $               -  $         79,993  $           126,674
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Expenses:
  Charges for distribution,
    mortality and expense risk              (263,468)         (1,067,906)           (58,598)         (400,958)            (127,075)
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net investment income (loss)                 139,399                (604)           (58,598)         (320,965)                (401)
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net realized gains (losses)
  from securities transactions                15,137           1,453,226            (88,051)        1,519,586              550,491
Realized gain distributions                        -             824,947                  -                 -                    -
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net realized gains (losses)                   15,137           2,278,173            (88,051)        1,519,586              550,491
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                       (256,018)          4,357,401            (70,024)        5,884,155            1,283,696
  End of period                              326,516           5,277,490            (62,759)        3,781,994              831,589
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Change in net unrealized
  appreciation (depreciation)
  of investments                             582,534             920,089              7,265        (2,102,161)            (452,107)
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Increase (decrease) in net
  assets from operations            $        737,070  $        3,197,658  $        (139,384) $       (903,540) $            97,983
                                    ================  ==================  =================  ================  ===================

                                     Blue Chip Growth     Capital Growth     Cash Management     Corporate Bond      Davis Venture
                                        Portfolio           Portfolio           Portfolio          Portfolio        Value Portfolio
                                        (Class 2)           (Class 2)           (Class 2)          (Class 2)           (Class 2)
                                    -----------------    ---------------    ----------------    ---------------    ----------------
Investment income:
  Dividends                         $           3,083    $             -    $              -    $     1,981,825    $        806,165
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Expenses:
  Charges for distribution,
    mortality and expense risk                (58,844)           (34,565)           (361,201)          (533,799)         (1,156,905)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net investment income (loss)                  (55,761)           (34,565)           (361,201)         1,448,026            (350,740)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net realized gains (losses)
  from securities transactions                198,129             28,252            (331,386)         1,628,959           1,180,554
Realized gain distributions                         -                  -                   -            152,151                   -
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net realized gains (losses)                   198,129             28,252            (331,386)         1,781,110           1,180,554
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                         720,268            257,181            (402,691)         4,400,515           5,027,358
  End of period                               327,799            204,945            (169,713)         2,756,581             (64,262)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Change in net unrealized
  appreciation (depreciation)
  of investments                             (392,469)           (52,236)            232,978         (1,643,934)         (5,091,620)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Increase (decrease) in net
  assets from operations            $        (250,101)   $       (58,549)   $       (459,609)   $     1,585,202    $     (4,261,806)
                                    =================    ===============    ================    ===============    ================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                   Equity
                                           "Dogs" of Wall    Emerging Markets   Opportunities    Foreign Value      Fundamental
                                          Street Portfolio      Portfolio         Portfolio        Portfolio      Growth Portfolio
                                             (Class 2)          (Class 2)         (Class 2)        (Class 2)         (Class 2)
                                         -----------------  -----------------  --------------   --------------   -----------------
Investment income:
  Dividends                              $         137,305  $          39,767  $       24,161   $      442,414   $               -
                                         -----------------  -----------------  --------------   --------------   -----------------

Expenses:
  Charges for distribution,
    mortality and expense risk                    (106,682)          (165,486)        (98,386)        (479,124)            (47,149)
                                         -----------------  -----------------  --------------   --------------   -----------------

Net investment income (loss)                        30,623           (125,719)        (74,225)         (36,710)            (47,149)
                                         -----------------  -----------------  --------------   --------------   -----------------

Net realized gains
  (losses) from securities transactions           (456,761)         1,320,270        (641,651)         120,991             114,451
Realized gain distributions                              -                  -               -                -                   -
                                         -----------------  -----------------  --------------   --------------   -----------------

Net realized gains (losses)                       (456,761)         1,320,270        (641,651)         120,991             114,451
                                         -----------------  -----------------  --------------   --------------   -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                             (299,904)         4,385,228          53,230          603,893             526,398
  End of period                                    807,888             66,817         648,804       (3,231,386)            256,097
                                         -----------------  -----------------  --------------   --------------   -----------------

Change in net unrealized appreciation
  (depreciation) of investments                  1,107,792         (4,318,411)        595,574       (3,835,279)           (270,301)
                                         -----------------  -----------------  --------------   --------------   -----------------

Increase (decrease) in net
  assets from operations                 $         681,654  $      (3,123,860) $     (120,302)  $   (3,750,998)  $        (202,999)
                                         =================  =================  ==============   ==============   =================

                                          Global Bond   Global Equities   Growth Opportunities   Growth-Income   High-Yield Bond
                                           Portfolio       Portfolio           Portfolio           Portfolio        Portfolio
                                           (Class 2)       (Class 2)           (Class 2)           (Class 2)        (Class 2)
                                         ------------  ----------------  ---------------------  --------------  ----------------
Investment income:
  Dividends                              $    282,692  $         55,165  $                   -  $       74,557  $      1,368,273
                                         ------------  ----------------  ---------------------  --------------  ----------------

Expenses:
  Charges for distribution,
    mortality and expense risk               (211,439)         (109,629)               (77,940)       (151,673)         (280,491)
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net investment income (loss)                   71,253           (54,464)               (77,940)        (77,116)        1,087,782
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net realized gains
  (losses) from securities transactions        85,149            80,344                257,146           7,877             8,931
Realized gain distributions                   189,188                 -                      -               -                 -
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net realized gains (losses)                   274,337            80,344                257,146           7,877             8,931
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                          58,772           119,670                747,508        (166,727)        1,117,278
  End of period                               239,834          (734,278)               316,621         517,513           517,411
                                         ------------  ----------------  ---------------------  --------------  ----------------

Change in net unrealized appreciation
  (depreciation) of investments               181,062          (853,948)              (430,887)        684,240          (599,867)
                                         ------------  ----------------  ---------------------  --------------  ----------------

Increase (decrease) in net
  assets from operations                 $    526,652  $       (828,068) $            (251,681) $      615,001  $        496,846
                                         ============  ================  =====================  ==============  ================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                      International        International                       MFS Massachusetts
                                   Diversified Equities  Growth and Income  Marsico Focused    Investors Trust        MFS Total
                                        Portfolio            Portfolio      Growth Portfolio      Portfolio       Return Portfolio
                                        (Class 2)            (Class 2)         (Class 2)          (Class 2)          (Class 2)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------
Investment income:
  Dividends                       $             453,874  $         292,517  $         29,558  $           64,480  $       1,286,042
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Expenses:
  Charges for distribution,
  mortality and expense risk                   (371,989)          (165,911)         (260,743)           (196,308)          (831,856)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net investment income (loss)                     81,885            126,606          (231,185)           (131,828)           454,186
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net realized gains (losses)
  from securities transactions                  636,413         (1,206,877)         (512,957)            740,161           (554,391)
Realized gain distributions                           -                  -                 -                   -                  -
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net realized gains (losses)                     636,413         (1,206,877)         (512,957)            740,161           (554,391)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                         3,774,753         (2,723,074)          598,909           2,780,607         (2,154,596)
  End of period                                (734,163)        (3,190,205)          849,195           1,697,618         (1,882,836)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Change in net unrealized
  appreciation  (depreciation)
  of investments                             (4,508,916)          (467,131)          250,286          (1,082,989)           271,760
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Increase (decrease) in net
  assets from operations          $          (3,790,618) $      (1,547,402) $       (493,856) $         (474,656) $         171,555
                                  =====================  =================  ================  ==================  =================




                                     Mid-Cap Growth     Real Estate     Small & Mid Cap     Technology     Telecom Utility
                                       Portfolio         Portfolio      Value Portfolio     Portfolio         Portfolio
                                       (Class 2)         (Class 2)         (Class 2)        (Class 2)         (Class 2)
                                    ---------------    ------------    ----------------    -----------    ----------------
Investment income:
  Dividends                         $             -    $     81,055    $         29,796    $         -    $         55,258
                                    ---------------    ------------    ----------------    -----------    ----------------

Expenses:
  Charges for distribution,
  mortality and expense risk               (300,103)       (167,160)           (374,924)       (56,959)            (40,849)
                                    ---------------    ------------    ----------------    -----------    ----------------

Net investment income (loss)               (300,103)        (86,105)           (345,128)       (56,959)             14,409
                                    ---------------    ------------    ----------------    -----------    ----------------

Net realized gains (losses)
  from securities transactions            1,532,410      (1,043,926)          1,171,318        279,310             (26,841)
Realized gain distributions                       -               -                   -              -                   -
                                    ---------------    ------------    ----------------    -----------    ----------------

Net realized gains (losses)               1,532,410      (1,043,926)          1,171,318        279,310             (26,841)
                                    ---------------    ------------    ----------------    -----------    ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                     5,521,274        (811,444)          5,386,324        878,917              88,488
  End of period                           3,076,090         991,705           2,221,970        396,727             196,058
                                    ---------------    ------------    ----------------    -----------    ----------------

Change in net unrealized
  appreciation  (depreciation)
  of investments                         (2,445,184)      1,803,149          (3,164,354)      (482,190)            107,570
                                    ---------------    ------------    ----------------    -----------    ----------------

Increase (decrease) in net
  assets from operations            $    (1,212,877)   $    673,118    $     (2,338,164)   $  (259,839)   $         95,138
                                    ===============    ============    ================    ===========    ================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                                   American Funds    American Funds
                                    Total Return Bond    Aggressive Growth     Alliance Growth    Asset Allocation   Global Growth
                                        Portfolio            Portfolio            Portfolio        SAST Portfolio    SAST Portfolio
                                        (Class 2)            (Class 3)            (Class 3)           (Class 3)        (Class 3)
                                    -----------------------------------------------------------------------------------------------
Investment income:
  Dividends                         $          277,566   $                -   $        257,343   $       1,073,238   $    2,673,169
                                    -----------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                  (316,948)            (261,245)        (1,930,066)         (1,416,459)      (4,816,867)
                                    -----------------------------------------------------------------------------------------------

Net investment income (loss)                   (39,382)            (261,245)        (1,672,723)           (343,221)      (2,143,698)
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                  948,181           (1,032,656)         4,484,465            (528,165)      (1,753,748)
Realized gain distributions                    237,123                    -                  -                   -                -
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)                  1,185,304           (1,032,656)         4,484,465            (528,165)      (1,753,748)
                                    -----------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        1,103,625               93,739         15,865,486           4,659,952       20,394,272
  End of period                                834,932              695,431          8,631,554           4,469,806      (11,553,381)
                                    -----------------------------------------------------------------------------------------------

Change in net unrealized
appreciation
    (depreciation) of investments             (268,693)             601,692         (7,233,932)           (190,146)     (31,947,653)
                                    -----------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from operations                    $          877,229   $         (692,209)  $     (4,422,190)  $      (1,061,532)  $  (35,845,099)
                                    ===============================================================================================

                                     American Funds    American Funds
                                      Growth SAST       Growth-Income                          Blue Chip Growth    Capital Growth
                                       Portfolio       SAST Portfolio    Balanced Portfolio       Portfolio          Portfolio
                                       (Class 3)         (Class 3)           (Class 3)            (Class 3)          (Class 3)
                                    ---------------------------------------------------------------------------------------------
Investment income:
  Dividends                         $       795,745   $     1,882,456   $           520,651   $           3,268   $             -
                                    ---------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk             (3,579,548)       (2,947,870)             (469,779)           (846,901)         (769,153)
                                    ---------------------------------------------------------------------------------------------

Net investment income (loss)             (2,783,803)       (1,065,414)               50,872            (843,633)         (769,153)
                                    ---------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions            (4,401,378)       (5,273,420)              675,698             469,016        (1,058,969)
Realized gain distributions                       -                 -                     -                   -                 -
                                    ---------------------------------------------------------------------------------------------

Net realized gains (losses)              (4,401,378)       (5,273,420)              675,698             469,016        (1,058,969)
                                    ---------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                     8,401,121        (2,951,978)            2,056,914           4,747,629         2,202,427
  End of period                             564,189        (3,770,788)            1,461,514             742,842         2,614,215
                                    ---------------------------------------------------------------------------------------------

Change in net unrealized
appreciation
    (depreciation) of investments        (7,836,932)         (818,810)             (595,400)         (4,004,787)          411,788
                                    ---------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from operations                    $   (15,022,113)  $    (7,157,644)  $           131,170   $      (4,379,404)  $    (1,416,334)
                                    =============================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                       Cash Management     Corporate Bond     Davis Venture     "Dogs" of Wall     Emerging Markets
                                          Portfolio           Portfolio      Value Portfolio   Street Portfolio       Portfolio
                                          (Class 3)           (Class 3)         (Class 3)          (Class 3)          (Class 3)
                                       --------------------------------------------------------------------------------------------
Investment income:
  Dividends                            $              -   $    34,089,586   $      5,530,287   $         564,316  $         633,593
                                       --------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                 (2,920,064)       (8,840,242)        (7,871,891)           (430,659)        (2,481,470)
                                       --------------------------------------------------------------------------------------------

Net investment income (loss)                 (2,920,064)       25,249,344         (2,341,604)            133,657         (1,847,877)
                                       --------------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                 (2,021,106)       15,869,673        (15,723,904)          1,344,226          7,575,912
Realized gain distributions                           -         2,638,315                  -                   -                  -
                                       --------------------------------------------------------------------------------------------

Net realized gains (losses)                  (2,021,106)       18,507,988        (15,723,904)          1,344,226          7,575,912
                                       --------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        (1,565,743)       44,789,895        (21,849,699)          1,402,687         53,686,074
  End of period                                (518,103)       24,643,299        (33,442,259)          2,701,553          2,015,241
                                       --------------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments             1,047,640       (20,146,596)       (11,592,560)          1,298,866        (51,670,833)
                                       --------------------------------------------------------------------------------------------

Increase (decrease) in net assets
from operations                        $     (3,893,530)  $    23,610,736   $    (29,658,068)  $       2,776,749  $     (45,942,798)
                                       ============================================================================================
                                           Equity
                                        Opportunities         Foreign Value      Fundamental        Global Bond   Global Equities
                                          Portfolio             Portfolio      Growth Portfolio      Portfolio       Portfolio
                                         (Class 3)              (Class 3)         (Class 3)          (Class 3)       (Class 3)
                                       -------------------------------------------------------------------------------------------
Investment income:
  Dividends                            $         85,434      $    6,773,949   $                 -   $ 3,692,464    $       234,405
                                       -------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                   (458,561)        (6,718,420)           (1,252,432)    (2,759,359)          (438,513)
                                       -------------------------------------------------------------------------------------------

Net investment income (loss)                   (373,127)            55,529            (1,252,432)       933,105           (204,108)
                                       -------------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                 (3,965,978)        (6,071,330)           (1,405,083)     1,366,311           (985,220)
Realized gain distributions                           -                  -                     -      2,513,715                  -
                                       -------------------------------------------------------------------------------------------

Net realized gains (losses)                  (3,965,978)        (6,071,330)           (1,405,083)     3,880,026           (985,220)
                                       -------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        (1,311,209)        (9,277,422)            4,972,847     (1,016,810)            82,916
  End of period                               2,421,872        (62,836,126)            2,289,976        615,588         (2,130,650)
                                       -------------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments             3,733,081        (53,558,704)           (2,682,871)     1,632,398         (2,213,566)
                                       -------------------------------------------------------------------------------------------

Increase (decrease) in net assets
from operations                        $       (606,024)    $  (59,574,505)  $        (5,340,386)  $  6,445,529    $    (3,402,894)
                                       ===========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                          Growth                                                 International       International
                                      Opportunities       Growth-Income    High-Yield Bond    Diversified Equities Growth and Income
                                        Portfolio           Portfolio         Portfolio            Portfolio           Portfolio
                                        (Class 3)           (Class 3)         (Class 3)            (Class 3)           (Class 3)
                                    -----------------------------------------------------------------------------------------------
Investment income:
  Dividends                         $                -   $      250,301   $      8,755,745    $          3,505,253  $     5,709,900
                                    -----------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                (2,092,150)        (391,027)        (1,721,116)             (2,950,365)      (3,177,296)
                                    -----------------------------------------------------------------------------------------------

Net investment income (loss)                (2,092,150)        (140,726)         7,034,629                 554,888        2,532,604
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                 3,118,945         (956,548)         3,243,058                 404,124      (27,832,583)
Realized gain distributions                          -                -                  -                       -                -
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)                  3,118,945         (956,548)         3,243,058                 404,124      (27,832,583)
                                    -----------------------------------------------------------------------------------------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                       17,478,388         (953,970)         4,372,766               2,315,721      (38,824,184)
  End of period                             10,792,115        2,295,775         (3,255,941)            (28,318,034)     (42,931,660)
                                    -----------------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments           (6,686,273)       3,249,745         (7,628,707)            (30,633,755)      (4,107,476)
                                    -----------------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations             $       (5,659,478)  $    2,152,471   $      2,648,980   $         (29,674,743)  $  (29,407,455)
                                    ===============================================================================================

                                                        MFS Massachusetts
                                    Marsico Focused      Investors Trust     MFS Total Return    Mid-Cap Growth    Real Estate
                                   Growth Portfolio        Portfolio            Portfolio          Portfolio        Portfolio
                                      (Class 3)            (Class 3)            (Class 3)          (Class 3)        (Class 3)
                                   -------------------------------------------------------------------------------------------

Investment income:
  Dividends                           $      79,518     $       948,768      $    4,835,789      $           -    $  1,685,620
                                    ------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk            (1,037,821)          (2,824,076)         (3,281,860)       (1,437,760)      (3,251,583)
                                    ------------------------------------------------------------------------------------------

Net investment income (loss)              (958,303)          (1,875,308)          1,553,929        (1,437,760)      (1,565,963)
                                    ------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions           (1,368,357)           2,302,160          (7,418,988)        3,592,428      (16,116,634)
Realized gain distributions                      -                    -                   -                 -                -
                                    ------------------------------------------------------------------------------------------

Net realized gains (losses)             (1,368,357)           2,302,160          (7,418,988)        3,592,428      (16,116,634)
                                    ------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                    2,893,574           20,415,147         (12,934,459)       16,722,138        4,711,901
  End of period                          2,754,059           12,487,216          (6,945,219)        7,630,098       34,472,014
                                    ------------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments         (139,515)          (7,927,931)          5,989,240        (9,092,040)      29,760,113
                                    ------------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations               $ (2,466,175)   $      (7,501,079)     $      124,181      $ (6,937,372)    $ 12,077,516
                                    ==========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                    Small & Mid Cap     Small Company      Technology   Telecom Utility    Total Return Bond
                                    Value Portfolio    Value Portfolio      Portfolio     Portfolio            Portfolio
                                       (Class 3)         (Class 3)          (Class 3)     (Class 3)            (Class 3)
                                    -----------------------------------------------------------------------------------------
Investment income:
  Dividends                         $        555,137   $        400,765   $         -   $        305,139   $        6,585,338
                                    -----------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk              (6,655,659)        (2,476,258)     (353,715)          (202,468)          (7,562,230)
                                    -----------------------------------------------------------------------------------------

Net investment income (loss)              (6,100,522)        (2,075,493)     (353,715)           102,671             (976,892)
                                    -----------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions              3,495,733            545,391     1,693,583             96,307           12,868,357
Realized gain distributions                        -                  -             -                  -            6,019,814
                                    -----------------------------------------------------------------------------------------

Net realized gains (losses)                3,495,733            545,391     1,693,583             96,307           18,888,171
                                    -----------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                     62,460,689         22,537,853     4,768,956            764,008            9,757,453
  End of period                           25,777,421         17,769,137     1,816,267            916,909           13,359,841
                                    -----------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments        (36,683,268)        (4,768,716)   (2,952,689)           152,901            3,602,388
                                    -----------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations             $    (39,288,057)  $     (6,298,818)  $(1,612,821)  $        351,879   $       21,513,667
                                    =========================================================================================

                                     Invesco Van                         Invesco Van
                                     Kampen V.I.        Invesco Van      Kampen V.I.         Diversified
                                    Capital Growth      Kampen V.I.    Growth and Income    International     Equity Income
                                        Fund           Comstock Fund        Fund               Account           Account
                                     (Series II)        (Series II)      (Series II)          (Class 1)         (Class 1)
                                    ---------------------------------------------------------------------------------------
Investment income:
  Dividends                         $             -   $    3,921,942   $        5,166,849   $        4,165   $      119,552
                                    ---------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk               (362,315)      (4,723,423)          (7,756,200)         (32,659)        (349,326)
                                    ---------------------------------------------------------------------------------------

Net investment income (loss)               (362,315)        (801,481)          (2,589,351)         (28,494)        (229,774)
                                    ---------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions             2,280,219       (1,620,186)          (1,298,036)        (254,297)        (173,464)
Realized gain distributions                       -                -                    -                -                -
                                    ---------------------------------------------------------------------------------------

Net realized gains (losses)               2,280,219       (1,620,186)          (1,298,036)        (254,297)        (173,464)
                                    ---------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                     6,188,516       15,970,057           19,623,496         (565,736)      (2,783,204)
  End of period                           2,480,449        7,347,365            5,142,164         (566,202)      (1,427,280)
                                    ---------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments        (3,708,067)      (8,622,692)         (14,481,332)            (466)       1,355,924
                                    ---------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations             $    (1,790,163)  $  (11,044,359)  $      (18,368,719)  $     (283,257)  $      952,686
                                    =======================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                           Government &
                                        High Quality Bond     Income      LargeCap Blend    LargeCap Growth    MidCap Blend
                                             Account          Account       Account II         Account            Account
                                            (Class 1)        (Class 1)      (Class 1)         (Class 1)          (Class 1)
                                        -----------------------------------------------------------------------------------

Investment income:
   Dividends                            $            8,532   $  38,838    $           951    $              -  $          -
                                        -----------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                       (71,316)   (141,786)          (44,395)            (9,285)        (44,052)
                                        -----------------------------------------------------------------------------------

Net investment income (loss)                       (62,784)   (102,948)          (43,444)            (9,285)        (44,052)
                                        -----------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                       11,591     (53,883)         (182,573)            32,335        (362,202)
Realized gain distributions                          4,966           -                 -                  -          34,253
                                        -----------------------------------------------------------------------------------

Net realized gains (losses)                         16,557     (53,883)         (182,573)            32,335        (327,949)
                                        -----------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                                3,515       1,910          (290,387)            77,655        (257,041)
  End of period                                    263,392     611,571           (84,742)            22,122         334,973
                                        -----------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments                  259,877     609,661           205,645            (55,533)        592,014
                                        -----------------------------------------------------------------------------------

Increase (decrease) in
 net assets from operations             $          213,650   $ 452,830   $       (20,372)  $        (32,483)  $     220,013
                                        ===================================================================================

                                                         Principal Capital
                                         Money Market      Appreciation           Real Estate      SAM Balanced    SAM Conservative
                                           Account           Account          Securities Account    Portfolio     Balanced Portfolio
                                          (Class 1)         (Class 1)              (Class 1)        (Class 1)         (Class 1)
                                        -------------------------------------------------------------------------------------------

Investment income:
   Dividends                            $           -    $                -    $                 - $   2,038,374  $         256,012
                                        -------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                  (45,958)            (202,950)              (12,376)     (1,068,238)          (123,180)
                                        -------------------------------------------------------------------------------------------

Net investment income (loss)                  (45,958)            (202,950)              (12,376)        970,136            132,832
                                        -------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                       -              419,363               (75,536)        660,393           (127,956)
 Realized gain distributions                        -               92,321                     -               -             75,253
                                        -------------------------------------------------------------------------------------------

Net realized gains (losses)                         -              511,684               (75,536)        660,393            (52,703)
                                        -------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                               -              638,274              (115,296)        870,653            295,983
  End of period                                     -              189,461                34,302      (1,047,894)           287,706
                                        -------------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments                   -             (448,813)              149,598      (1,918,547)            (8,277)
                                        -------------------------------------------------------------------------------------------

Increase (decrease) in
 net assets from operations             $     (45,958)  $         (140,079)  $            61,686   $    (288,018) $         71,852
                                        ===========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                        SAM Conservative     SAM Flexible     SAM Strategic    Short-Term Income  SmallCap Growth
                                        Growth Portfolio   Income Portfolio  Growth Portfolio       Account         Account II
                                           (Class 1)          (Class 1)         (Class 1)          (Class 1)         (Class 1)
                                        -----------------------------------------------------------------------------------------

Investment income:
  Dividends                             $        571,916   $       480,380   $       162,785   $          4,183    $            -
                                        -----------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                    (420,793)         (182,795)         (154,096)           (44,484)          (10,075)
                                        -----------------------------------------------------------------------------------------

Net investment income (loss)                     151,123           297,585             8,689            (40,301)          (10,075)
                                        -----------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                    362,856          (397,673)          (13,363)            16,604            28,410
Realized gain distributions                            -            15,670                 -                429                 -
                                        -----------------------------------------------------------------------------------------

Net realized gains (losses)                      362,856          (382,003)          (13,363)            17,033            28,410
                                        -----------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                            621,512           (80,885)         (349,576)            31,319           149,670
  End of period                                 (382,990)          226,071          (662,856)            48,044            98,470
                                        -----------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments             (1,004,502)          306,956          (313,280)            16,725           (51,200)
                                        -----------------------------------------------------------------------------------------

Increase (decrease) in
 net assets from operations             $       (490,523)  $       222,538   $      (317,954)  $         (6,543)  $       (32,865)
                                        =========================================================================================

                                                           Diversified                        Government &
                                        SmallCap Value    International    Equity Income    High Quality Bond
                                          Account I         Account           Account           Account          Income Account
                                          (Class 1)        (Class 2)         (Class 2)         (Class 2)           (Class 2)
                                        ----------------------------------------------------------------------------------------

Investment income:
  Dividends                               $          90   $        1,593   $       69,644   $            2,041   $        16,238
                                        ----------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                     (2,973)         (16,785)        (224,397)             (21,031)          (66,589)
                                        ----------------------------------------------------------------------------------------

Net investment income (loss)                     (2,883)         (15,192)        (154,753)             (18,990)          (50,351)
                                        ----------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                     (2,486)         (84,904)      (1,075,846)              16,000            31,345
Realized gain distributions                           -                -                -                1,305                 -
                                        ----------------------------------------------------------------------------------------

Net realized gains (losses)                      (2,486)         (84,904)      (1,075,846)              17,305            31,345
                                        ----------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                            26,085         (129,930)      (2,456,235)              11,692            92,105
  End of period                                  20,136         (161,213)        (727,927)              65,006           295,303
                                        ----------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments                (5,949)         (31,283)       1,728,308               53,314           203,198
                                        ----------------------------------------------------------------------------------------

Increase (decrease) in
net assets from operations              $       (11,318)  $     (131,379)  $      497,709   $           51,629   $       184,192
                                        ========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                                                                 Principal
                                                               LargeCap     LargeCap     MidCap      Money        Capital
                                                                Blend        Growth      Blend       Market     Appreciation
                                                              Account II    Account     Account     Account       Account
                                                              (Class 2)    (Class 2)   (Class 2)   (Class 2)     (Class 2)
                                                            ------------------------------------------------------------------
Investment income:
   Dividends                                                 $        88   $       -   $       -   $       -   $           -
                                                            ------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk           (8,791)     (6,546)    (12,328)    (29,211)        (46,132)
                                                            ------------------------------------------------------------------

Net investment income (loss)                                      (8,703)     (6,546)    (12,328)    (29,211)        (46,132)
                                                            ------------------------------------------------------------------

Net realized gains (losses) from securities transactions          (7,042)      4,838     (31,745)          -          56,568
Realized gain distributions                                            -           -       9,140           -          20,510

Net realized gains (losses)                                       (7,042)      4,838     (22,605)          -          77,078
                                                            ------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                            (8,887)     55,457      21,477           -          (7,188)
   End of period                                                  (4,906)     30,691     106,145           -        (106,070)
                                                            ------------------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                     3,981     (24,766)     84,668           -         (98,882)
                                                            ------------------------------------------------------------------

Increase (decrease) in net assets from operations            $   (11,764)  $ (26,474)  $  49,735   $ (29,211)  $     (67,936)
                                                            ==================================================================


                                                                 Real                         SAM             SAM            SAM
                                                                Estate         SAM        Conservative    Conservative    Flexible
                                                              Securities     Balanced       Balanced         Growth        Income
                                                               Account      Portfolio      Portfolio       Portfolio      Portfolio
                                                              (Class 2)     (Class 2)      (Class 2)       (Class 2)      (Class 2)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                 $         -   $ 1,242,252   $     198,002   $     500,005   $  374,566
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk           (5,069)     (781,726)       (108,371)       (431,180)    (162,220)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                      (5,069)      460,526          89,631          68,825      212,346
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions           1,710    (1,805,321)         48,556      (1,123,384)     (83,000)
Realized gain distributions                                            -             -          63,099               -       13,120
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                        1,710    (1,805,321)        111,655      (1,123,384)     (69,880)
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                            14,619    (1,834,002)        357,153      (1,682,850)     410,205
   End of period                                                  44,259      (749,963)        187,506      (1,099,851)     423,599
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                    29,640     1,084,039        (169,647)        582,999       13,394
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations            $    26,281   $  (260,756)  $      31,639   $    (471,560)  $  155,860
                                                            ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)



                                                                                                                      Columbia
                                                                                                                      Variable
                                                                 SAM                                                 Portfolio -
                                                              Strategic     Short-Term     SmallCap     SmallCap        Asset
                                                                Growth        Income        Growth        Value      Allocation
                                                              Portfolio      Account      Account II    Account I       Fund
                                                              (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class 1)
                                                             -----------------------------------------------------------------------
Investment income:
   Dividends                                                 $   185,306   $     2,465   $         -   $       57   $     18,277
                                                             -----------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk         (217,891)      (27,177)       (4,385)      (2,292)       (10,889)
                                                             -----------------------------------------------------------------------

Net investment income (loss)                                     (32,585)      (24,712)       (4,385)      (2,235)         7,388
                                                             -----------------------------------------------------------------------

Net realized gains (losses) from securities transactions        (869,506)       23,596        18,602        2,321        (26,293)
Realized gain distributions                                            -           282             -            -              -
                                                             -----------------------------------------------------------------------

Net realized gains (losses)                                     (869,506)       23,878        18,602        2,321        (26,293)
                                                             -----------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                        (1,544,110)       32,400        40,920        4,000        (27,051)
   End of period                                              (1,172,942)       24,459        14,372        1,403        (23,299)
                                                             -----------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                                 371,168        (7,941)      (26,548)      (2,597)         3,752
                                                             -----------------------------------------------------------------------

Increase (decrease) in net assets from operations            $  (530,923)  $    (8,775)  $   (12,331)  $   (2,511)  $    (15,153)
                                                             =======================================================================


                                                              Columbia                     Columbia                      Columbia
                                                              Variable      Columbia       Variable       Columbia       Variable
                                                             Portfolio -    Variable      Portfolio -     Variable      Portfolio -
                                                                Small      Portfolio -      Marsico      Portfolio -      Marsico
                                                               Company        High          Focused        Marsico         21st
                                                               Growth        Income        Equities        Growth         Century
                                                                Fund          Fund           Fund           Fund           Fund
                                                              (Class 1)     (Class 1)      (Class 1)      (Class 1)      (Class 1)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                $          -  $  1,868,482   $    157,298   $      8,975   $          -
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk          (26,618)     (403,692)      (604,744)       (49,282)       (23,364)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                     (26,618)    1,464,790       (447,446)       (40,307)       (23,364)
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions          58,837       140,089        328,938        273,617         42,780
Realized gain distributions                                            -             -              -              -              -
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                       58,837       140,089        328,938        273,617         42,780
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                           224,028       942,443      1,402,529        655,055        178,758
   End of period                                                 100,502       406,306        106,933        297,972        (44,144)
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                                (123,526)     (536,137)    (1,295,596)      (357,083)      (222,902)
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations           $    (91,307) $  1,068,742   $ (1,414,104)  $   (123,773)  $   (203,486)
                                                            ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                               Columbia        Columbia
                                                              Columbia        Variable        Variable
                                                              Variable       Portfolio -     Portfolio -
                                                             Portfolio -       Marsico       Diversified
                                                               Mid Cap      International      Equity         Asset        Global
                                                               Growth       Opportunities      Income       Allocation     Growth
                                                                Fund            Fund            Fund           Fund         Fund
                                                              (Class 1)       (Class 2)       (Class 1)     (Class 2)     (Class 2)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                $          -   $      28,419   $    74,263    $ 1,426,511  $  3,651,712
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk          (17,753)        (56,155)      (56,059)    (1,222,717)   (4,693,108)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                     (17,753)        (27,736)       18,204        203,794    (1,041,396)
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions          27,582        (119,798)     (414,632)     1,591,437    11,431,651
Realized gain distributions                                            -               -              -              -             -
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                       27,582        (119,798)     (414,632)     1,591,437    11,431,651
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                           205,019         (87,465)     (601,383)     3,776,690    25,053,410
   End of period                                                 140,505        (594,237)     (524,608)     1,935,981   (14,644,596)
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                                 (64,514)       (506,772)       76,775     (1,840,709)  (39,698,006)
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations            $   (54,685)  $    (654,306)  $  (319,653)   $   (45,478) $(29,307,751)
                                                            ========================================================================


                                                                               Growth-        Asset          Cash
                                                                Growth         Income       Allocation    Management      Growth
                                                                 Fund           Fund           Fund          Fund          Fund
                                                               (Class 2)      (Class 2)     (Class 3)     (Class 3)      (Class 3)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                 $  2,375,907   $  5,704,664   $   755,509   $         -   $  1,418,630
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk        (6,410,308)    (6,138,541)     (543,202)     (165,295)    (2,847,172)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                   (4,034,401)      (433,877)      212,307      (165,295)    (1,428,542)
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions        7,118,037     (1,350,253)     (225,064)      (55,051)    (3,808,841)
Realized gain distributions                                             -              -             -             -              -
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                     7,118,037     (1,350,253)     (225,064)      (55,051)    (3,808,841)
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                         10,343,689    (13,245,492)     (954,260)      (38,099)   (19,399,524)
   End of period                                              (13,113,977)   (23,640,619)     (923,945)      (28,432)   (25,489,227)
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                              (23,457,666)   (10,395,127)       30,315         9,667     (6,089,703)
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations            $(20,374,030)  $(12,179,257)  $    17,558   $  (210,679)  $(11,327,086)
                                                            ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                      U.S
                                                                                   Government
                                                                                     /AAA-
                                      Growth        High                             Rated        Growth and
                                     -Income       -Income      International      Securities       Income
                                      Fund        Bond Fund         Fund              Fund         Portfolio
                                    (Class 3)     (Class 3)      (Class 3)          (Class 3)     (Class VC)
                                   ---------------------------------------------------------------------------
Investment income:
  Dividends                        $ 2,941,539   $ 1,592,583        $ 909,911      $ 425,389       $ 1,884,357
                                   ---------------------------------------------------------------------------
Expenses:
  Charges for distribution,
   mortality and expense risk      (2,523,894)     (284,344)        (708,520)      (308,424)       (3,933,594)
                                   ---------------------------------------------------------------------------

Net investment income (loss)           417,645     1,308,239          201,391        116,965       (2,049,237)
                                   ---------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions      (6,366,125)       989,347        (571,446)        599,625       (5,348,487)
Realized gain distributions                  -             -                -        535,529                 -
                                   ---------------------------------------------------------------------------

Net realized gains (losses)        (6,366,125)       989,347        (571,446)      1,135,154       (5,348,487)
                                   ---------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period             (31,485,081)     2,228,725      (2,328,724)      1,020,229       (5,151,960)
  End of period                   (31,289,108)       165,378     (10,197,402)      1,156,887      (16,914,586)
                                   ---------------------------------------------------------------------------

Change in net unrealized
 appreciation  (depreciation)
 of investments                       195,973    (2,063,347)      (7,868,678)        136,658      (11,762,626)
                                   ---------------------------------------------------------------------------
Increase (decrease) in net
  assets from operations         $ (5,752,507)     $ 234,239    $ (8,238,733)    $ 1,388,777    $ (19,160,350)
                                   ===========================================================================

                                                                                 Sterling
                                                  Sterling                        Capital      Sterling
                                   Mid Cap         Capital        Sterling       Strategic      Capital
                                    Value          Select      Capital Special  Allocation       Total
                                  Portfolio        Equity       Opportunities     Equity       Return Bond
                                 (Class VC)         VIF             VIF            VIF            VIF
                                 -------------------------------------------------------------------------
Investment income:
  Dividends                           $ 58,769    $ 17,156              $ -       $ 13,770     $ 292,896
                                 -----------------------------------------------------------------------
Expenses:
  Charges for distribution,
   mortality and expense risk        (473,884)    (24,977)        (246,805)       (27,475)     (128,753)
                                 -----------------------------------------------------------------------

Net investment income (loss)         (415,115)     (7,821)        (246,805)       (13,705)       164,143
                                 -----------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions        (727,009)   (285,114)          325,926      (163,316)       264,140
Realized gain distributions                  -           -          543,221              -       266,055
                                 -----------------------------------------------------------------------

Net realized gains (losses)          (727,009)   (285,114)          869,147      (163,316)       530,195
                                 -----------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period              (1,326,373)   (345,207)        2,222,556      (151,723)       431,803
  End of period                    (1,715,590)   (124,068)          830,032      (117,326)        86,056
                                 -----------------------------------------------------------------------

Change in net unrealized
 appreciation  (depreciation)
 of investments                      (389,217)     221,139      (1,392,524)         34,397     (345,747)
                                 -----------------------------------------------------------------------
Increase (decrease) in net
 assets from operations          $ (1,531,341)   $ (71,796)    $  (770,182)    $ (142,624)     $ 348,591
                                 =======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                                           Franklin
                                                                                          Templeton
                                                                 MTB                         VIP
                                                               Managed       Franklin      Founding
                                                              Allocation      Income        Funds       Allocation
                                                                Fund -      Securities    Allocation     Balanced
                                                               Moderate        Fund          Fund       Portfolio
                                                              Growth II     (Class 2)     (Class 2)     (Class 3)
                                                             ------------------------------------------------------
Investment income:
   Dividends                                                 $         6   $ 4,026,898   $     6,187   $   967,236
                                                             ------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk               (6)   (1,115,899)     (623,846)     (894,355)
                                                             ------------------------------------------------------

Net investment income (loss)                                           -     2,910,999      (617,659)       72,881
                                                             ------------------------------------------------------

Net realized gains (losses) from securities transactions               6     2,199,252      (160,327)      444,599
Realized gain distributions                                            -             -             -             -
                                                             ------------------------------------------------------

Net realized gains (losses)                                            6     2,199,252      (160,327)      444,599
                                                             ------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                                85     4,619,727     4,054,553     1,151,418
   End of period                                                      58      (288,313)    3,510,421      (276,207)
                                                             ------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                       (27)   (4,908,040)     (544,132)   (1,427,625)
                                                             ------------------------------------------------------

Increase (decrease) in net assets from operations            $       (21)  $   202,211   $(1,322,118)  $  (910,145)
                                                             ======================================================


                                                                            Allocation
                                                              Allocation     Moderate     Allocation       Real
                                                                Growth        Growth       Moderate       Return
                                                              Portfolio     Portfolio     Portfolio     Portfolio
                                                              (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                                             ------------------------------------------------------
Investment income:
   Dividends                                                 $   105,113   $ 1,399,564   $ 1,194,828   $         -
                                                             ------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk         (148,645)   (1,486,393)   (1,227,312)   (2,263,437)
                                                             ------------------------------------------------------

Net investment income (loss)                                     (43,532)      (86,829)      (32,484)   (2,263,437)
                                                             ------------------------------------------------------

Net realized gains (losses) from securities transactions         (10,872)      571,837       485,492     1,580,194
Realized gain distributions                                            -             -             -             -
                                                             ------------------------------------------------------

Net realized gains (losses)                                      (10,872)      571,837       485,492     1,580,194
                                                             ------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                           395,572     3,286,796     2,110,315      (400,707)
   End of period                                                (440,810)   (3,916,462)   (2,155,248)    6,155,995
                                                             ------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                  (836,382)   (7,203,258)   (4,265,563)    6,556,702
                                                             ------------------------------------------------------

Increase (decrease) in net assets from operations            $  (890,786)  $(6,718,250)  $(3,812,555)  $ 5,873,459
                                                             ======================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011

                                                                                Government
                                                                                    and
                                                                  Capital         Quality                       Natural
                                            Asset Allocation    Appreciation       Bond          Growth        Resources
                                               Portfolio         Portfolio       Portfolio      Portfolio      Portfolio
                                               (Class 1)         (Class 1)       (Class 1)      (Class 1)      (Class 1)
                                           -------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $       1,583,036   $  (4,906,923)  $  2,123,623   $   (801,881)  $   (694,316)

  Net realized gains (losses)                       (956,896)       (175,970)     1,777,377    (10,456,752)    14,600,815
  Change in net unrealized appreciation
    (depreciation) of investments                 (1,311,874)    (18,757,854)     3,376,070      3,569,252    (31,931,763)
                                           -------------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                        (685,734)    (23,840,747)     7,277,070     (7,689,381)   (18,025,264)
                                           -------------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                       992,082         921,185        334,137        256,448        297,174
  Cost of units redeemed                         (19,427,174)    (46,837,757)   (26,148,706)   (15,107,706)    (9,128,017)
  Net transfers                                   (2,177,642)     (6,923,477)    (4,392,448)    (4,251,109)    (3,136,242)
  Contract maintenance charge                        (60,568)       (164,444)       (62,237)       (51,508)       (32,200)
                                           -------------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions          (20,673,302)    (53,004,493)   (30,269,254)   (19,153,875)   (11,999,285)
                                           -------------------------------------------------------------------------------

Increase (decrease) in net assets                (21,359,036)    (76,845,240)   (22,992,184)   (26,843,256)   (30,024,549)
Net assets at beginning of period                148,047,003     339,813,674    153,478,309    110,972,743     91,874,923
                                           -------------------------------------------------------------------------------
Net assets at end of period                $     126,687,967   $ 262,968,434   $130,486,125   $ 84,129,487   $ 61,850,374
                                           ===============================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                          37,945          18,185         17,045          8,231          5,605
  Units redeemed                                    (699,535)       (897,324)    (1,297,111)      (463,400)      (164,749)
  Units transferred                                  (82,677)       (159,038)      (229,246)      (138,021)       (63,113)
                                           -------------------------------------------------------------------------------
Increase (decrease) in units outstanding            (744,267)     (1,038,177)    (1,509,312)      (593,190)      (222,257)
Beginning units                                    5,350,434       6,597,464      7,751,361      3,315,995      1,557,073
                                           -------------------------------------------------------------------------------
Ending units                                       4,606,167       5,559,287      6,242,049      2,722,805      1,334,816
                                           ===============================================================================

                                                                          Government
                                                                              and
                                              Asset         Capital         Quality                     Natural
                                            Allocation    Appreciation       Bond          Growth      Resources
                                            Portfolio      Portfolio       Portfolio     Portfolio     Portfolio
                                            (Class 2)      (Class 2)       (Class 2)     (Class 2)     (Class 2)
                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $    95,149   $    (971,286)  $    825,625   $  (313,608)  $  (196,201)

  Net realized gains (losses)                 (362,330)      1,615,992        484,598      (739,873)    2,518,393
  Change in net unrealized appreciation
    (depreciation) of investments              223,232      (5,138,617)     1,903,782    (1,178,147)   (6,227,585)
                                           -----------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                   (43,949)     (4,493,911)     3,214,005    (2,231,628)   (3,905,393)
                                           -----------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                 125,082         291,289        189,596       149,155        86,303
  Cost of units redeemed                    (1,749,807)    (11,027,340)   (13,079,499)   (4,997,614)   (3,206,309)
  Net transfers                               (643,595)     (1,092,778)    (1,440,573)   (1,799,916)      378,584
  Contract maintenance charge                   (1,751)        (13,844)       (12,804)       (6,394)       (4,151)
                                           -----------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions     (2,270,071)    (11,842,673)   (14,343,280)   (6,654,769)   (2,745,573)
                                           -----------------------------------------------------------------------

Increase (decrease) in net assets           (2,314,020)    (16,336,584)   (11,129,275)   (8,886,397)   (6,650,966)
Net assets at beginning of period           12,068,846      67,059,315     70,840,016    35,104,300    20,577,924
                                           -----------------------------------------------------------------------
Net assets at end of period                $ 9,754,826   $  50,722,731   $ 59,710,741   $26,217,903   $13,926,958
                                           =======================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     4,544           5,658          9,523         4,785         1,575
  Units redeemed                               (64,308)       (207,722)      (657,159)     (153,391)      (57,329)
  Units transferred                            (22,946)        (21,264)       (73,135)      (53,128)        7,485
                                           -----------------------------------------------------------------------
Increase (decrease) in units outstanding       (82,710)       (223,328)      (720,771)     (201,734)      (48,269)
Beginning units                                445,415       1,297,490      3,615,043     1,065,457       354,974
                                           -----------------------------------------------------------------------
Ending units                                   362,705       1,074,162      2,894,272       863,723       306,705
                                           =======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                          Government
                                              Asset         Capital       and Quality                     Natural
                                            Allocation    Appreciation       Bond          Growth        Resources
                                            Portfolio      Portfolio       Portfolio      Portfolio      Portfolio
                                            (Class 3)      (Class 3)       (Class 3)      (Class 3)      (Class 3)
                                           -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   300,498   $  (6,442,358)  $  8,356,134   $ (1,443,498)  $ (1,707,142)

  Net realized gains (losses)                 (555,318)      4,567,977      6,494,685     (8,219,307)    14,318,303
  Change in net unrealized appreciation
    (depreciation) of investments              (70,385)    (32,306,187)    16,137,878        216,062    (46,077,902)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                  (325,205)    (34,180,568)    30,988,697     (9,446,743)   (33,466,741)
                                           -------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold               3,540,646      48,403,274     61,138,917      3,631,609     12,198,713
  Cost of units redeemed                    (3,916,998)    (52,081,825)   (77,618,458)   (17,952,469)   (17,669,030)
  Net transfers                              4,379,818      15,493,257    (21,723,961)    (3,489,887)     8,396,041
  Contract maintenance charge                   (4,297)        (65,928)       (90,060)       (28,169)       (25,428)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions      3,999,169      11,748,778    (38,293,562)   (17,838,916)     2,900,296
                                           ------------  --------------  -------------  -------------  -------------

Increase (decrease) in net assets            3,673,964     (22,431,790)    (7,304,865)   (27,285,659)   (30,566,445)
Net assets at beginning of period           26,111,044     399,561,339    614,635,115    139,438,193    157,516,099
                                           -------------------------------------------------------------------------
Net assets at end of period                $29,785,008   $ 377,129,549   $607,330,250   $112,152,534   $126,949,654
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                   247,642       2,940,294      4,681,821        266,627        857,425
  Units redeemed                              (152,713)     (1,128,648)    (4,075,553)      (596,118)      (385,149)
  Units transferred                            227,269       1,257,974       (708,005)       (44,767)       489,979
                                           -------------------------------------------------------------------------
Increase (decrease) in units outstanding       322,198       3,069,620       (101,737)      (374,258)       962,255
Beginning units                              1,089,320       9,407,507     33,724,258      4,614,824      3,317,100
                                           -------------------------------------------------------------------------
Ending units                                 1,411,518      12,477,127     33,622,521      4,240,566      4,279,355
                                           =========================================================================

                                                                                          Blue
                                            Aggressive     Alliance                       Chip        Capital
                                              Growth        Growth        Balanced       Growth        Growth
                                            Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                            (Class 1)      (Class 1)     (Class 1)     (Class 1)     (Class 1)
                                           ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $  (435,859)  $ (1,876,684)  $    98,393   $  (103,838)  $   (96,749)

  Net realized gains (losses)               (1,248,080)    (4,354,227)   (1,517,044)      697,197       321,444
  Change in net unrealized appreciation
    (depreciation) of investments              807,536        (12,559)    1,795,496    (1,336,779)     (359,172)
                                           ---------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                  (876,403)    (6,243,470)      376,845      (743,420)     (134,477)
                                           ---------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                 156,600        707,528       413,251        32,873        12,687
  Cost of units redeemed                    (4,135,569)   (23,451,107)   (8,288,059)     (945,334)     (931,392)
  Net transfers                             (1,078,654)    (5,835,278)     (882,144)    2,698,633      (353,720)
  Contract maintenance charge                  (23,756)      (142,561)      (37,101)       (4,002)       (3,550)
                                           ---------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions     (5,081,379)   (28,721,418)   (8,794,053)    1,782,170    (1,275,975)
                                           ------------  -------------  ------------  ------------  ------------

Increase (decrease) in net assets           (5,957,782)   (34,964,888)   (8,417,208)    1,038,750    (1,410,452)
Net assets at beginning of period           31,520,617    194,227,558    52,795,983     7,453,970     6,911,604
                                           ---------------------------------------------------------------------
Net assets at end of period                $25,562,835   $159,262,670   $44,378,775   $ 8,492,720   $ 5,501,152
                                           =====================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                    12,331         23,622        24,635         4,867         1,734
  Units redeemed                              (311,905)      (723,043)     (508,309)     (147,128)     (123,616)
  Units transferred                            (82,596)      (186,730)      (63,512)      405,625       (44,689)
                                           ---------------------------------------------------------------------
Increase (decrease) in units outstanding      (382,170)      (886,151)     (547,186)      263,364      (166,571)
Beginning units                              2,381,289      5,945,122     3,220,885     1,151,423       921,727
                                           ---------------------------------------------------------------------
Ending units                                 1,999,119      5,058,971     2,673,699     1,414,787       755,156
                                           =====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                             Davis          "Dogs"
                                               Cash         Corporate       Venture        of Wall       Emerging
                                            Management        Bond           Value          Street        Markets
                                             Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                                             (Class 1)      (Class 1)      (Class 1)      (Class 1)      (Class 1)
                                           ---------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $ (1,127,014)  $  5,101,622   $  (1,240,869)  $   137,510   $   (569,232)

  Net realized gains (losses)                  (939,795)     5,076,659       2,189,686      (997,414)     5,627,555
  Change in net unrealized appreciation
    (depreciation) of investments               733,817     (4,955,968)    (27,249,401)    3,044,712    (21,492,004)
                                           ---------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                 (1,332,992)     5,222,313     (26,300,584)    2,184,808    (16,433,681)
                                           ---------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                1,322,761        258,027       1,373,575       101,193         98,236
  Cost of units redeemed                    (25,575,226)   (19,503,579)    (67,446,574)   (2,968,923)    (8,004,754)
  Net transfers                               3,922,768     (1,583,743)    (21,675,655)    1,997,203     (5,254,688)
  Contract maintenance charge                   (61,575)       (39,551)       (257,118)      (12,245)       (25,891)
                                           ---------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions     (20,391,272)   (20,868,846)    (88,005,772)     (882,772)   (13,187,097)
                                           ---------------------------------------------------------------------------

Increase (decrease) in net assets           (21,724,264)   (15,646,533)   (114,306,356)    1,302,036    (29,620,778)
Net assets at beginning of period            83,078,100    117,817,851     516,192,684    20,912,903     70,563,496
                                           ---------------------------------------------------------------------------
Net assets at end of period                $ 61,353,836   $102,171,318   $ 401,886,328   $22,214,939   $ 40,942,718
                                           ===========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                    103,728         10,495          42,569         7,529          4,414
  Units redeemed                             (1,953,345)      (795,781)     (1,949,404)     (228,386)      (370,912)
  Units transferred                             298,494        (66,779)       (633,470)      148,693       (247,982)
Increase (decrease) in units outstanding     (1,551,123)      (852,065)     (2,540,305)      (72,164)      (614,480)
                                           ---------------------------------------------------------------------------
Beginning units                               6,259,934      4,937,540      14,479,135     1,685,553      3,029,609
                                           ---------------------------------------------------------------------------
Ending units                                  4,708,811      4,085,475      11,938,830     1,613,389      2,415,129
                                           ===========================================================================

                                               Equity        Fundamental      Global        Global          Growth
                                            Opportunities      Growth          Bond        Equities      Opportunities
                                              Portfolio       Portfolio     Portfolio      Portfolio       Portfolio
                                              (Class 1)       (Class 1)     (Class 1)      (Class 1)       (Class 1)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (308,250)  $   (702,364)  $   384,647   $   (355,278)  $     (191,325)

  Net realized gains (losses)                  (2,260,730)    (1,610,086)    1,242,231        583,916          493,188
  Change in net unrealized appreciation
    (depreciation) of investments               2,019,967       (727,525)      516,827     (7,178,192)        (896,371)
                                           ----------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                     (549,013)    (3,039,975)    2,143,705     (6,949,554)        (594,508)
                                           ----------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                     71,045        205,864       153,692        245,577           42,777
  Cost of units redeemed                       (5,122,904)    (5,910,718)   (8,225,972)    (7,647,143)      (2,052,717)
  Net transfers                                (1,467,526)    (1,561,749)      856,747     (1,193,252)       1,395,531
  Contract maintenance charge                     (18,682)       (36,997)      (17,833)       (34,406)          (6,202)
                                           ----------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions        (6,538,067)    (7,303,600)   (7,233,366)    (8,629,224)        (620,611)
                                           ----------------------------------------------------------------------------

Increase (decrease) in net assets              (7,087,080)   (10,343,575)   (5,089,661)   (15,578,778)      (1,215,119)
Net assets at beginning of period              35,569,774     50,204,357    55,110,439     65,682,773       12,523,208
                                           ----------------------------------------------------------------------------
Net assets at end of period                $   28,482,694   $ 39,860,782   $50,020,778   $ 50,103,995   $   11,308,089
                                           ============================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        3,858         12,319         6,547         12,385            8,415
  Units redeemed                                 (278,617)      (335,379)     (354,816)      (374,118)        (327,145)
  Units transferred                               (79,361)       (89,555)       31,294        (59,355)         193,830
Increase (decrease) in units outstanding         (354,120)      (412,615)     (316,975)      (421,088)        (124,900)
                                           ----------------------------------------------------------------------------
Beginning units                                 1,903,762      2,791,218     2,435,976      3,105,351        2,049,362
                                           ----------------------------------------------------------------------------
Ending units                                    1,549,642      2,378,603     2,119,001      2,684,263        1,924,462
                                           ============================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                              International    International     Marsico
                                              Growth-                          Diversified      Growth and       Focused
                                              Income       High-Yield Bond      Equities          Income          Growth
                                             Portfolio        Portfolio         Portfolio        Portfolio      Portfolio
                                             (Class 1)        (Class 1)         (Class 1)        (Class 1)      (Class 1)
                                           ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   (855,386)  $      4,627,122   $      273,053   $      778,779   $  (194,388)

  Net realized gains (losses)                (3,464,925)         3,981,672        1,362,127       (2,978,012)   (1,696,217)
  Change in net unrealized appreciation
    (depreciation) of investments            13,534,119         (5,938,660)      (9,712,888)      (5,934,825)    1,454,293
                                           ----------------------------------------------------------------------------------
    Increase (decrease) in net assets
     from operations                          9,213,808          2,670,134       (8,077,708)      (8,134,058)     (436,312)
                                           ----------------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  397,844            107,902          217,228          251,669        29,384
  Cost of units redeemed                    (20,199,755)       (16,426,958)      (8,030,470)      (8,228,235)   (2,620,671)
  Net transfers                              (3,629,800)        (3,146,069)        (822,138)      (2,346,042)     (658,870)
  Contract maintenance charge                   (90,828)           (31,293)         (24,532)         (28,705)       (7,450)
                                           ----------------------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions              (23,522,539)       (19,496,418)      (8,659,912)     (10,351,313)   (3,257,607)
                                           ----------------------------------------------------------------------------------

Increase (decrease) in net assets           (14,308,731)       (16,826,284)     (16,737,620)     (18,485,371)   (3,693,919)
Net assets at beginning of period           150,039,360         86,693,034       57,652,237       62,433,700    17,285,173
                                           ----------------------------------------------------------------------------------
Net assets at end of period                $135,730,629   $     69,866,750   $   40,914,617   $   43,948,329   $13,591,254
                                           ==================================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     14,525              4,721           22,436           18,801         2,424
  Units redeemed                               (743,177)          (715,956)        (623,438)        (611,257)     (221,055)
  Units transferred                            (138,686)          (129,981)         (70,989)        (173,415)      (58,932)
                                           ----------------------------------------------------------------------------------
Increase (decrease) in units outstanding       (867,338)          (841,216)        (671,991)        (765,871)     (277,563)
Beginning units                               5,628,193          3,907,227        4,302,496        4,460,288     1,461,419
                                           ----------------------------------------------------------------------------------
Ending units                                  4,760,855          3,066,011        3,630,505        3,694,417     1,183,856
                                           ==================================================================================

                                                 MFS
                                            Massachusetts        MFS
                                              Investors         Total         Mid-Cap         Real
                                                Trust          Return         Growth         Estate      Technology
                                              Portfolio       Portfolio      Portfolio     Portfolio     Portfolio
                                              (Class 1)       (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                           -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (482,393)  $  1,789,181   $   (638,767)  $  (214,943)  $  (165,924)

  Net realized gains (losses)                   1,023,602     (1,617,685)        33,330    (5,681,707)    1,620,856
  Change in net unrealized appreciation
    (depreciation) of investments              (2,328,334)       616,492     (2,203,091)    7,959,562    (2,187,808)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net assets
     from operations                           (1,787,125)       787,988     (2,808,528)    2,062,912      (732,876)
                                           -------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                    228,965        532,807        118,907        60,567        22,981
  Cost of units redeemed                       (8,111,743)   (27,131,757)    (6,218,750)   (4,734,327)   (1,095,777)
  Net transfers                                (1,038,941)    (6,252,522)    (1,727,201)      (23,004)   (1,264,478)
  Contract maintenance charge                     (33,319)       (80,980)       (24,326)      (15,540)       (5,245)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions                 (8,955,038)   (32,932,452)    (7,851,370)   (4,712,304)   (2,342,519)
                                           -------------------------------------------------------------------------

Increase (decrease) in net assets             (10,742,163)   (32,144,464)   (10,659,898)   (2,649,392)   (3,075,395)
Net assets at beginning of period              60,339,321    185,839,559     45,703,076    36,225,392    11,995,754
                                           -------------------------------------------------------------------------
Net assets at end of period                $   49,597,158   $153,695,095   $ 35,043,178   $33,576,000   $ 8,920,359
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        9,998         21,917         11,768         2,876        11,258
  Units redeemed                                 (351,651)      (978,751)      (522,037)     (204,882)     (456,165)
  Units transferred                               (46,716)      (234,253)      (149,522)       (9,860)     (550,696)
                                           -------------------------------------------------------------------------
Increase (decrease) in units outstanding         (388,369)    (1,191,087)      (659,791)     (211,866)     (995,603)
Beginning units                                 2,611,728      6,704,504      3,809,894     1,630,893     4,925,859
                                           -------------------------------------------------------------------------
Ending units                                    2,223,359      5,513,417      3,150,103     1,419,027     3,930,256
                                           =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                             Total
                                             Telecom        Return       Aggressive     Alliance
                                             Utility         Bond          Growth        Growth       Balanced
                                            Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                            (Class 1)      (Class 1)     (Class 2)     (Class 2)     (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   139,399   $       (604)  $   (58,598)  $  (320,965)  $      (401)

  Net realized gains (losses)                   15,137      2,278,173       (88,051)    1,519,586       550,491
  Change in net unrealized appreciation
    (depreciation) of investments              582,534        920,089         7,265    (2,102,161)     (452,107)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                   737,070      3,197,658      (139,384)     (903,540)       97,983
                                           --------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  44,461        577,975        14,112        83,339        26,705
  Cost of units redeemed                    (2,129,669)   (10,507,041)     (773,550)   (4,108,146)   (2,379,008)
  Net transfers                              1,311,118      4,818,019        25,830      (924,528)      106,153
  Contract maintenance charge                   (8,848)       (26,623)       (1,046)       (7,642)       (2,560)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions        (782,938)    (5,137,670)     (734,654)   (4,956,977)   (2,248,710)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets              (45,868)    (1,940,012)     (874,038)   (5,860,517)   (2,150,727)
Net assets at beginning of period           16,957,302     73,372,533     4,132,241    28,521,555     9,466,636
                                           --------------------------------------------------------------------
Net assets at end of period                $16,911,434   $ 71,432,521   $ 3,258,203   $22,661,038   $ 7,315,909
                                           ====================================================================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     2,700         21,244         1,052         2,582         1,605
  Units redeemed                              (127,134)      (388,907)      (60,098)     (126,441)     (142,040)
  Units transferred                             75,093        172,233         1,409       (29,107)        7,246
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding       (49,341)      (195,430)      (57,637)     (152,966)     (133,189)
Beginning units                              1,045,963      2,768,785       317,181       884,254       576,837
                                           --------------------------------------------------------------------
Ending units                                   996,622      2,573,355       259,544       731,288       443,648
                                           ====================================================================
                                               Blue                                                    Davis
                                               Chip        Capital        Cash        Corporate       Venture
                                              Growth       Growth      Management        Bond          Value
                                            Portfolio     Portfolio     Portfolio     Portfolio      Portfolio
                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)      (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   (55,761)  $  (34,565)  $   (361,201)  $ 1,448,026   $   (350,740)

  Net realized gains (losses)                  198,129       28,252       (331,386)    1,781,110      1,180,554
  Change in net unrealized appreciation
    (depreciation) of investments             (392,469)     (52,236)       232,978    (1,643,934)    (5,091,620)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                  (250,101)     (58,549)      (459,609)    1,585,202     (4,261,806)
                                           --------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  24,110        1,077        995,300       131,043        120,820
  Cost of units redeemed                      (786,314)    (391,603)   (11,017,424)   (7,874,532)   (11,538,377)
  Net transfers                               (243,486)     231,211      5,378,916    (1,809,615)    (3,724,733)
  Contract maintenance charge                   (1,034)        (569)        (7,216)       (5,513)       (17,200)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions      (1,006,724)    (159,884)    (4,650,424)   (9,558,617)   (15,159,490)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets           (1,256,825)    (218,433)    (5,110,033)   (7,973,415)   (19,421,296)
Net assets at beginning of period            4,356,876    2,323,617     25,838,275    38,444,400     84,032,538
                                           --------------------------------------------------------------------
Net assets at end of period                $ 3,100,051   $2,105,184   $ 20,728,242   $30,470,985   $ 64,611,242
                                           ====================================================================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     3,842          145         77,004         5,424          3,690
  Units redeemed                              (124,530)     (53,330)      (852,147)     (326,616)      (331,446)
  Units transferred                            (40,375)      32,554        416,074       (75,608)      (108,556)
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding      (161,063)     (20,631)      (359,069)     (396,800)      (436,312)
Beginning units                                690,860      315,104      1,975,942     1,638,505      2,380,663
                                           --------------------------------------------------------------------
Ending units                                   529,797      294,473      1,616,873     1,241,705      1,944,351
                                           ====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                              "Dogs"
                                             of Wall       Emerging        Equity         Foreign      Fundamental
                                              Street       Markets      Opportunities      Value         Growth
                                            Portfolio     Portfolio       Portfolio      Portfolio      Portfolio
                                            (Class 2)     (Class 2)       (Class 2)      (Class 2)      (Class 2)
                                           --------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $    30,623   $  (125,719)  $      (74,225)  $   (36,710)  $    (47,149)

  Net realized gains (losses)                 (456,761)    1,320,270         (641,651)      120,991        114,451
  Change in net unrealized appreciation
    (depreciation) of investments            1,107,792    (4,318,411)         595,574    (3,835,279)      (270,301)
                                           --------------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                    681,654    (3,123,860)        (120,302)   (3,750,998)      (202,999)
                                           --------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  24,107        14,160           11,097        83,819         11,108
  Cost of units redeemed                    (1,523,844)   (2,054,298)      (1,145,051)   (5,440,613)      (415,102)
  Net transfers                                391,561        85,162         (206,152)     (390,714)      (108,868)
  Contract maintenance charge                   (1,911)       (2,542)          (1,679)       (6,177)          (855)
                                           --------------------------------------------------------------------------
    Increase (decrease) in net
     assets from capital transactions       (1,110,087)   (1,957,518)      (1,341,785)   (5,753,685)      (513,717)
                                           --------------------------------------------------------------------------

Increase (decrease) in net assets             (428,433)   (5,081,378)      (1,462,087)   (9,504,683)      (716,716)
Net assets at beginning of period            6,902,147    12,833,079        7,002,702    34,959,236      3,323,350
                                           --------------------------------------------------------------------------
Net assets at end of period                $ 6,473,714   $ 7,751,701   $    5,540,615   $25,454,553   $  2,606,634
                                           ==========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     1,939           654              609         5,055            726
  Units redeemed                              (118,595)      (99,158)         (62,644)     (322,473)       (23,367)
  Units transferred                             29,953         3,651          (11,916)      (16,620)        (6,458)
                                           --------------------------------------------------------------------------
Increase (decrease) in units outstanding       (86,703)      (94,853)         (73,951)     (334,038)       (29,099)
Beginning units                                565,210       561,922          381,287     2,061,571        187,389
                                           --------------------------------------------------------------------------
Ending units                                   478,507       467,069          307,336     1,727,533        158,290
                                           ==========================================================================

                                              Global        Global         Growth         Growth-      High-Yield
                                               Bond        Equities     Opportunities      Income         Bond
                                            Portfolio     Portfolio       Portfolio      Portfolio     Portfolio
                                            (Class 2)     (Class 2)       (Class 2)      (Class 2)     (Class 2)
                                           ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $    71,253   $   (54,464)  $      (77,940)  $   (77,116)  $ 1,087,782

  Net realized gains (losses)                  274,337        80,344          257,146         7,877         8,931
  Change in net unrealized appreciation
    (depreciation) of investments              181,062      (853,948)        (430,887)      684,240      (599,867)
                                           ----------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                    526,652      (828,068)        (251,681)      615,001       496,846
                                           ----------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  66,369         1,125           13,687        13,844        44,593
  Cost of units redeemed                    (2,936,937)     (937,926)        (938,965)   (1,777,853)   (3,728,298)
  Net transfers                               (380,574)       40,250          367,846       (15,923)     (220,869)
  Contract maintenance charge                   (1,958)       (1,416)            (938)       (3,020)       (2,930)
                                           ----------------------------------------------------------------------
    Increase (decrease) in net
     assets from capital transactions       (3,253,100)     (897,967)        (558,370)   (1,782,952)   (3,907,504)
                                           ----------------------------------------------------------------------

Increase (decrease) in net assets           (2,726,448)   (1,726,035)        (810,051)   (1,167,951)   (3,410,658)
Net assets at beginning of period           14,697,208     7,868,391        4,946,927    10,388,023    19,311,856
                                           ----------------------------------------------------------------------
Net assets at end of period                $11,970,760   $ 6,142,356   $    4,136,876   $ 9,220,072   $15,901,198
                                           ======================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     2,880            54            2,206           511         2,037
  Units redeemed                              (128,341)      (45,362)        (155,422)      (64,792)     (165,970)
  Units transferred                            (16,462)        2,178           47,179        (1,184)       (9,960)
                                           ----------------------------------------------------------------------
Increase (decrease) in units outstanding      (141,923)      (43,130)        (106,037)      (65,465)     (173,893)
Beginning units                                656,557       376,320          822,537       392,603       886,276
                                           ----------------------------------------------------------------------
Ending units                                   514,634       333,190          716,500       327,138       712,383
                                           ======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                            International                          Marsico            MFS             MFS
                                             Diversified       International       Focused       Massachusetts       Total
                                              Equities       Growth and Income      Growth         Investors         Return
                                              Portfolio          Portfolio        Portfolio     Trust Portfolio    Portfolio
                                              (Class 2)          (Class 2)        (Class 2)        (Class 2)       (Class 2)
                                           -------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $       81,885   $          126,606   $  (231,185)  $       (131,828)  $   454,186

  Net realized gains (losses)                     636,413           (1,206,877)     (512,957)           740,161      (554,391)
  Change in net unrealized appreciation
    (depreciation) of investments              (4,508,916)            (467,131)      250,286         (1,082,989)      271,760
                                           -------------------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                   (3,790,618)          (1,547,402)     (493,856)          (474,656)      171,555
                                           -------------------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                     41,146               25,276        18,097             30,520       192,139
  Cost of units redeemed                       (4,201,250)          (1,803,803)   (3,549,873)        (1,982,559)   (8,895,810)
  Net transfers                                  (130,601)            (164,726)     (792,782)          (127,375)   (1,249,806)
  Contract maintenance charge                      (5,155)              (2,253)       (2,921)            (2,719)      (12,420)
                                           -------------------------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions         (4,295,860)          (1,945,506)   (4,327,479)        (2,082,133)   (9,965,897)
                                           -------------------------------------------------------------------------------------

Increase (decrease) in net assets              (8,086,478)          (3,492,908)   (4,821,335)        (2,556,789)   (9,794,342)
Net assets at beginning of period              27,500,147           12,185,472    19,157,098         13,718,315    57,854,501
                                           -------------------------------------------------------------------------------------
Net assets at end of period                $   19,413,669   $        8,692,564   $14,335,763   $     11,161,526   $48,060,159
                                           =====================================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        3,263                2,242         1,593              1,285         6,894
  Units redeemed                                 (329,759)            (132,428)     (306,768)           (86,368)     (319,961)
  Units transferred                                (4,970)              (8,565)      (69,004)            (8,508)      (46,014)
                                           -------------------------------------------------------------------------------------
Increase (decrease) in units outstanding         (331,466)            (138,751)     (374,179)           (93,591)     (359,081)
Beginning units                                 2,084,423              877,522     1,643,643            599,107     2,101,531
                                           -------------------------------------------------------------------------------------
Ending units                                    1,752,957              738,771     1,269,464            505,516     1,742,450
                                           =====================================================================================
                                                                         Small &
                                             Mid-Cap         Real        Mid Cap                     Telecom
                                              Growth        Estate        Value       Technology     Utility
                                            Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                           ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $  (300,103)  $   (86,105)  $  (345,128)  $   (56,959)  $   14,409

  Net realized gains (losses)                1,532,410    (1,043,926)    1,171,318       279,310      (26,841)
  Change in net unrealized appreciation
    (depreciation) of investments           (2,445,184)    1,803,149    (3,164,354)     (482,190)     107,570
                                           ------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                (1,212,877)      673,118    (2,338,164)     (259,839)      95,138
                                           ------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  48,455        35,708        49,677        14,481        7,818
  Cost of units redeemed                    (3,295,910)   (2,005,390)   (4,127,876)     (688,213)    (457,116)
  Net transfers                             (1,308,050)     (266,833)   (1,079,255)     (294,932)     361,948
  Contract maintenance charge                   (4,764)       (2,400)       (4,718)       (1,141)        (721)
                                           ------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions      (4,560,269)   (2,238,915)   (5,162,172)     (969,805)     (88,071)
                                           ------------------------------------------------------------------

Increase (decrease) in net assets           (5,773,146)   (1,565,797)   (7,500,336)   (1,229,644)       7,067
Net assets at beginning of period           21,973,145    11,265,666    27,587,624     4,196,017    2,463,805
                                           ------------------------------------------------------------------
Net assets at end of period                $16,199,999   $ 9,699,869   $20,087,288   $ 2,966,373   $2,470,872
                                           ==================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     3,982         1,574         2,519         5,999          476
  Units redeemed                              (273,069)      (87,576)     (211,132)     (295,243)     (27,317)
  Units transferred                           (104,304)      (11,970)      (55,073)     (131,503)      20,518
                                           ------------------------------------------------------------------
Increase (decrease) in units outstanding      (373,391)      (97,972)     (263,686)     (420,747)      (6,323)
Beginning units                              1,843,496       516,347     1,352,751     1,752,932      155,083
                                           ------------------------------------------------------------------
Ending units                                 1,470,105       418,375     1,089,065     1,332,185      148,760
                                           ==================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                           Total Return   Aggressive      Alliance      American Funds    American Funds
                                               Bond         Growth         Growth     Asset Allocation     Global Growth
                                            Portfolio      Portfolio      Portfolio     SAST Portfolio    SAST Portfolio
                                            (Class 2)      (Class 3)      (Class 3)       (Class 3)         (Class 3)
                                           -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (39,382)  $  (261,245)  $  (1,672,723)  $   (343,221)      $   (2,143,698)

 Net realized gains (losses)                 1,185,304    (1,032,656)      4,484,465       (528,165)          (1,753,748)
  Change in net unrealized appreciation
  (depreciation) of investments               (268,693)      601,692      (7,233,932)      (190,146)         (31,947,653)
                                           -----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                             877,229      (692,209)     (4,422,190)    (1,061,532)         (35,845,099)
                                           -----------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  116,818     4,440,830       3,719,798     28,250,382          101,129,238
 Cost of units redeemed                     (4,553,331)   (1,390,984)    (20,322,581)    (6,853,316)         (16,904,785)
 Net transfers                                 302,679      (193,412)     (5,705,526)     8,055,525           53,724,918
 Contract maintenance charge                    (2,606)       (3,103)        (30,250)        (7,888)             (24,572)
                                           -----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                (4,136,440)    2,853,331     (22,338,559)    29,444,703          137,924,799
                                           -----------------------------------------------------------------------------

Increase (decrease) in net assets           (3,259,211)    2,161,122     (26,760,749)    28,383,171          102,079,700
 Net assets at beginning of period          22,983,900    15,130,894     133,338,609     72,974,449          248,702,974
                                           -----------------------------------------------------------------------------
 Net assets at end of period               $19,724,689   $17,292,016   $ 106,577,860   $101,357,620         $350,782,674
                                           =============================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      4,384       464,741         289,901      2,737,223            9,110,865
 Units redeemed                               (171,674)     (115,117)       (651,589)      (674,090)          (1,560,053)
 Units transferred                               8,653        (8,937)       (155,742)       782,802            5,161,935
                                           -----------------------------------------------------------------------------
Increase (decrease) in units outstanding      (158,637)      340,687        (517,430)     2,845,935           12,712,747
Beginning units                                882,303     1,239,636       4,315,346      7,176,929           22,149,625
                                           -----------------------------------------------------------------------------
Ending units                                   723,666     1,580,323       3,797,916     10,022,864           34,862,372
                                           =============================================================================

                                              American Funds    American Funds                         Blue Chip       Capital
                                               Growth SAST      Growth-Income       Balanced            Growth         Growth
                                                Portfolio       SAST Portfolio      Portfolio          Portfolio      Portfolio
                                                (Class 3)          (Class 3)        (Class 3)          (Class 3)      (Class 3)
                                           -------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      (2,783,803)  $    (1,065,414)  $        50,872   $      (843,633)  $  (769,153)

Net realized gains (losses)                       (4,401,378)       (5,273,420)          675,698           469,016    (1,058,969)
 Change in net unrealized appreciation
  (depreciation) of investments                   (7,836,932)         (818,810)         (595,400)       (4,004,787)      411,788
                                           -------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                               (15,022,113)       (7,157,644)          131,170        (4,379,404)   (1,416,334)
                                           -------------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                     50,284,916        31,910,082         9,754,233        18,527,146       669,511
 Cost of units redeemed                          (13,599,160)      (13,085,358)       (3,834,938)       (4,500,305)   (3,888,934)
 Net transfers                                    10,787,730         5,713,436         4,027,114         8,844,931    (2,299,933)
 Contract maintenance charge                         (21,228)          (20,293)           (4,126)           (4,496)       (7,265)
                                           -------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                      47,452,258        24,517,867         9,942,283        22,867,276    (5,526,621)
                                           -------------------------------------------------------------------------------------

Increase (decrease) in net assets                 32,430,145        17,360,223        10,073,453        18,487,872    (6,942,955)
 Net assets at beginning of period               202,206,183       172,304,601        25,621,524        41,946,401    50,326,688
                                           -------------------------------------------------------------------------------------
 Net assets at end of period               $     234,636,328   $   189,664,824   $    35,694,977   $    60,434,273   $43,383,733
                                           =====================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        4,888,144         3,397,633           845,366         2,196,122        71,903
 Units redeemed                                   (1,341,108)       (1,425,886)         (256,656)         (663,828)     (527,033)
 Units transferred                                 1,097,344           602,340           346,662         1,089,099      (318,252)
                                           -------------------------------------------------------------------------------------
Increase (decrease) in units outstanding           4,644,380         2,574,087           935,372         2,621,393      (773,382)
Beginning units                                   19,719,559        18,469,523         1,705,555         5,831,160     6,772,753
                                           -------------------------------------------------------------------------------------
Ending units                                      24,363,939        21,043,610         2,640,927         8,452,553     5,999,371
                                           =====================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                Cash          Corporate                       "Dogs" of          Emerging
                                             Management         Bond      Davis Venture      Wall Street          Markets
                                              Portfolio       Portfolio   Value Portfolio     Portfolio          Portfolio
                                              (Class 3)       (Class 3)     (Class 3)         (Class 3)          (Class 3)
                                           ---------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (2,920,064)  $ 25,249,344   $ (2,341,604)   $       133,657   $     (1,847,877)

 Net realized gains (losses)                  (2,021,106)    18,507,988    (15,723,904)         1,344,226          7,575,912
  Change in net unrealized appreciation
  (depreciation) of investments                1,047,640    (20,146,596)   (11,592,560)         1,298,866        (51,670,833)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                            (3,893,530)    23,610,736    (29,658,068)         2,776,749        (45,942,798)
                                           ---------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 40,337,214     84,358,064     54,470,038          7,395,151         21,745,445
 Cost of units redeemed                     (108,889,081)   (59,757,973)   (59,581,041)        (3,425,219)       (16,377,492)
 Net transfers                                81,397,750       (445,585)     3,423,459          4,886,665         15,395,740
 Contract maintenance charge                     (37,607)       (69,095)       (79,690)            (3,246)           (22,460)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                  12,808,276     24,085,411     (1,767,234)         8,853,351         20,741,233
                                           ---------------------------------------------------------------------------------

Increase (decrease) in net assets              8,914,746     47,696,147    (31,425,302)        11,630,100        (25,201,565)
 Net assets at beginning of period           181,754,590    530,895,157    509,186,685         22,005,509        166,913,850
                                           ---------------------------------------------------------------------------------
 Net assets at end of period               $ 190,669,336   $578,591,304   $477,761,383    $    33,635,609   $    141,712,285
                                           =================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    3,951,566      5,434,081      4,570,896            664,853          1,539,121
 Units redeemed                               (8,631,023)    (2,649,771)    (1,972,595)          (276,444)          (838,044)
 Units transferred                             6,048,891        519,722      1,198,351            397,723          1,263,560
                                           ---------------------------------------------------------------------------------
Increase (decrease) in units outstanding       1,369,434      3,304,032      3,796,652            786,132          1,964,637
Beginning units                               14,338,501     24,743,265     17,604,454          1,870,469          7,869,498
                                           ---------------------------------------------------------------------------------
Ending units                                  15,707,935     28,047,297     21,401,106          2,656,601          9,834,135
                                           =================================================================================

                                               Equity         Foreign       Fundamental
                                           Opportunities       Value           Growth        Global Bond       Global Equities
                                              Portfolio      Portfolio       Portfolio        Portfolio            Portfolio
                                              (Class 3)      (Class 3)       (Class 3)        (Class 3)            (Class 3)
                                           ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)               $   (373,127)  $     55,529   $   (1,252,432)  $        933,105   $        (204,108)

 Net realized gains (losses)                  (3,965,978)    (6,071,330)      (1,405,083)         3,880,026            (985,220)
  Change in net unrealized appreciation
  (depreciation) of investments                3,733,081    (53,558,704)      (2,682,871)         1,632,398          (2,213,566)
                                           ------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                              (606,024)   (59,574,505)      (5,340,386)         6,445,529          (3,402,894)
                                           ------------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  1,271,625    100,065,451        1,263,632         37,164,436           5,505,807
 Cost of units redeemed                       (4,682,768)   (40,800,839)      (5,952,003)       (16,890,153)         (2,892,885)
 Net transfers                                (1,261,820)    58,894,555         (937,918)         7,173,635           1,265,476
 Contract maintenance charge                      (5,422)       (60,605)         (11,568)           (15,735)             (3,272)
                                           ------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                  (4,678,385)   118,098,562       (5,637,857)        27,432,183           3,875,126
                                           ------------------------------------------------------------------------------------

Increase (decrease) in net assets             (5,284,409)    58,524,057      (10,978,243)        33,877,712             472,232
 Net assets at beginning of period            31,361,295    387,974,778       81,768,665        155,352,219          26,140,571
                                           ------------------------------------------------------------------------------------
 Net assets at end of period                $ 26,076,886   $446,498,835   $   70,790,422   $    189,229,931   $      26,612,803
                                           ====================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      115,780      9,372,831          104,262          2,557,246             520,347
 Units redeemed                                 (263,595)    (2,674,514)        (357,459)          (809,749)           (166,843)
 Units transferred                               (69,726)     5,830,152          (28,328)           609,184             170,130
                                           ------------------------------------------------------------------------------------
Increase (decrease) in units outstanding        (217,541)    12,528,469         (281,525)         2,356,681             523,634
Beginning units                                1,772,202     25,903,108        4,934,236          7,826,147           1,446,322
                                           ------------------------------------------------------------------------------------
Ending units                                   1,554,661     38,431,577        4,652,711         10,182,828           1,969,956
                                           ====================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                              Growth                                        International       International
                                           Opportunities  Growth-Income    High-Yield        Diversified         Growth and
                                             Portfolio      Portfolio    Bond Portfolio   Equities Portfolio   Income Portfolio
                                             (Class 3)      (Class 3)       (Class 3)         (Class 3)           (Class 3)
                                           -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (2,092,150)  $   (140,726) $    7,034,629   $          554,888   $     2,532,604

 Net realized gains (losses)                   3,118,945       (956,548)      3,243,058              404,124       (27,832,583)
 Change in net unrealized appreciation
  (depreciation) of investments               (6,686,273)     3,249,745      (7,628,707)         (30,633,755)       (4,107,476)
                                           -----------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                            (5,659,478)     2,152,471       2,648,980          (29,674,743)      (29,407,455)
                                           -----------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 41,362,399     26,076,488      17,095,634            6,213,846         3,168,211
 Cost of units redeemed                       (9,483,244)    (2,686,527)    (14,327,332)         (25,140,155)      (18,923,841)
 Net transfers                                16,052,921      8,449,155       6,193,947            5,062,445         6,957,994
 Contract maintenance charge                     (12,479)        (3,257)        (13,186)             (40,225)          (30,383)
                                           -----------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                  47,919,597     31,835,859       8,949,063          (13,904,089)       (8,828,019)
                                           -----------------------------------------------------------------------------------

Increase (decrease) in net assets             42,260,119     33,988,330      11,598,043          (43,578,832)      (38,235,474)
 Net assets at beginning of period           107,540,605     15,141,736     100,219,843          204,539,549       215,335,180
                                           -----------------------------------------------------------------------------------
 Net assets at end of period               $ 149,800,724   $ 49,130,066  $  111,817,886   $      160,960,717   $   177,099,706
                                           ===================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    4,361,757      2,666,055       1,386,091              589,838           325,661
 Units redeemed                               (1,424,936)      (135,373)       (694,452)          (2,011,649)       (1,472,720)
 Units transferred                             2,069,196        631,432         506,077              625,086           863,647
                                           -----------------------------------------------------------------------------------
Increase (decrease) in units outstanding       5,006,017      3,162,114       1,197,716             (796,725)         (283,412)
Beginning units                               16,138,862        680,901       5,112,376           15,872,663        16,405,879
                                           -----------------------------------------------------------------------------------
Ending units                                  21,144,879      3,843,015       6,310,092           15,075,938        16,122,467
                                           ===================================================================================

                                              Marsico      MFS Massachusetts
                                           Focused Growth   Investors Trust       MFS Total          Mid-Cap        Real Estate
                                              Portfolio       Portfolio       Return Portfolio   Growth Portfolio     Portfolio
                                              (Class 3)       (Class 3)           (Class 3)         (Class 3)         (Class 3)
                                           ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     (958,303) $      (1,875,308) $      1,553,929   $     (1,437,760) $    (1,565,963)

Net realized gains (losses)                    (1,368,357)         2,302,160        (7,418,988)         3,592,428      (16,116,634)
 Change in net unrealized appreciation
  (depreciation) of investments                  (139,515)        (7,927,931)        5,989,240         (9,092,040)      29,760,113
                                           ---------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                             (2,466,175)        (7,501,079)          124,181         (6,937,372)      12,077,516
                                           ---------------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  20,036,517         57,079,638        13,601,050         17,532,428       38,056,926
 Cost of units redeemed                        (4,939,152)       (12,095,892)      (31,117,422)       (10,426,027)     (17,732,127)
 Net transfers                                  3,846,919         21,495,420       (10,510,258)         7,567,588       (3,450,450)
 Contract maintenance charge                       (6,293)           (16,203)          (36,880)           (14,581)         (26,364)
                                           ---------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                   18,937,991         66,462,963       (28,063,510)        14,659,408       16,847,985
                                           ---------------------------------------------------------------------------------------

Increase (decrease) in net assets              16,471,816         58,961,884       (27,939,329)         7,722,036       28,925,501
 Net assets at beginning of period             56,367,195        146,632,293       218,109,230         84,256,397      184,070,869
                                           ---------------------------------------------------------------------------------------
 Net assets at end of period               $   72,839,011  $     205,594,177  $    190,169,901   $     91,978,433  $   212,996,370
                                           =======================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     1,841,294          4,644,193         1,126,398          1,458,853        3,869,561
 Units redeemed                                  (438,643)          (666,479)       (1,201,448)          (878,222)        (956,466)
 Units transferred                                351,700          1,737,525          (294,312)           685,377          317,331
                                           ---------------------------------------------------------------------------------------
Increase (decrease) in units outstanding        1,754,351          5,715,239          (369,362)         1,266,008        3,230,426
Beginning units                                 4,976,678          8,210,095         8,552,476          7,130,205       10,763,539
                                           ---------------------------------------------------------------------------------------
Ending units                                    6,731,029         13,925,334         8,183,114          8,396,213       13,993,965
                                           =======================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                            Small & Mid                                      Telecom         Total
                                             Cap Value     Small Company     Technology      Utility      Return Bond
                                             Portfolio    Value Portfolio     Portfolio     Portfolio      Portfolio
                                             (Class 3)        (Class 3)       (Class 3)     (Class 3)      (Class 3)
                                           ---------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $ (6,100,522)  $    (2,075,493)  $  (353,715)  $    102,671   $   (976,892)

Net realized gains (losses)                   3,495,733           545,391     1,693,583         96,307     18,888,171
 Change in net unrealized appreciation
  (depreciation) of investments             (36,683,268)       (4,768,716)   (2,952,689)       152,901      3,602,388
                                           --------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                          (39,288,057)       (6,298,818)   (1,612,821)       351,879     21,513,667
                                           --------------------------------------------------------------------------
From capital transactions:
 Net proceeds from units sold                80,607,644        40,143,581     2,348,228      4,517,688    166,058,637
 Cost of units redeemed                     (40,850,860)      (11,115,529)   (3,340,661)      (947,327)   (34,672,734)
 Net transfers                               26,567,160        11,487,552       950,042      3,876,130     54,471,003
 Contract maintenance charge                    (59,138)          (16,040)       (4,011)        (1,643)       (34,085)
                                           --------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                 66,264,806        40,499,564       (46,402)     7,444,848    185,822,821
                                           --------------------------------------------------------------------------

Increase (decrease) in net assets            26,976,749        34,200,746    (1,659,223)     7,796,727    207,336,488
Net assets at beginning of period           403,160,331       136,217,238    22,424,712     10,084,377    382,917,792
                                           --------------------------------------------------------------------------
Net assets at end of period                $430,137,080   $   170,417,984   $20,765,489   $ 17,881,104   $590,254,280
                                           ==========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                   6,145,235         3,978,335       433,156        348,113     11,242,832
 Units redeemed                              (2,217,525)       (1,167,084)   (1,391,442)       (60,009)    (1,671,005)
 Units transferred                            2,359,743         1,298,943       120,557        253,977      3,531,841
                                           --------------------------------------------------------------------------
Increase (decrease) in units outstanding      6,287,453         4,110,194      (837,729)       542,081     13,103,668
Beginning units                              21,707,355        13,788,567     9,020,725        663,880     19,095,522
                                           --------------------------------------------------------------------------
Ending units                                 27,994,808        17,898,761     8,182,996      1,205,961     32,199,190
                                           ==========================================================================

                                              Invesco                         Invesco
                                            Van Kampen     Invesco Van    Van Kampen V.I.    Diversified
                                           V.I. Capital    Kampen V.I.      Growth and      International   Equity Income
                                            Growth Fund   Comstock Fund     Income Fund        Account         Account
                                            (Series II)    (Series II)      (Series II)       (Class 1)       (Class 1)
                                           -------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (362,315)  $    (801,481)  $    (2,589,351)  $     (28,494)  $    (229,774)

Net realized gains (losses)                   2,280,219      (1,620,186)       (1,298,036)       (254,297)       (173,464)
 Change in net unrealized appreciation
  (depreciation) of investments              (3,708,067)     (8,622,692)      (14,481,332)           (466)      1,355,924
                                           ------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                           (1,790,163)    (11,044,359)      (18,368,719)       (283,257)        952,686
                                           ------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 1,700,385      53,855,892        64,873,135               -           8,489
 Cost of units redeemed                      (3,229,710)    (32,928,730)      (53,721,632)       (293,708)     (4,258,717)
 Net transfers                                  445,121      13,298,645         9,510,463          61,818        (435,215)
 Contract maintenance charge                     (5,908)        (62,086)          (91,637)           (354)         (5,024)
                                           ------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                 (1,090,112)     34,163,721        20,570,329        (232,244)     (4,690,467)
                                           ------------------------------------------------------------------------------

Increase (decrease) in net assets            (2,880,275)     23,119,362         2,201,610        (515,501)     (3,737,781)
Net assets at beginning of period            23,718,139     283,683,043       483,038,980       2,504,439      25,843,438
                                           ------------------------------------------------------------------------------
Net assets at end of period                $ 20,837,864   $ 306,802,405   $   485,240,590   $   1,988,938   $  22,105,657
                                           ==============================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     143,507       5,258,991         6,033,068               -             885
 Units redeemed                                (295,433)     (2,731,463)       (3,980,958)        (45,642)       (433,962)
 Units transferred                               28,484       1,468,602         1,236,731          10,400         (42,868)
                                           ------------------------------------------------------------------------------
Increase (decrease) in units outstanding       (123,442)      3,996,130         3,288,841         (35,242)       (475,945)
Beginning units                               2,194,616      23,853,701        36,084,513         377,301       2,690,027
                                           ------------------------------------------------------------------------------
Ending units                                  2,071,174      27,849,831        39,373,354         342,059       2,214,082
                                           ==============================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                          Government &                  LargeCap       LargeCap      MidCap
                                          High Quality     Income         Blend        Growth        Blend
                                          Bond Account    Account      Account II      Account       Account
                                           (Class 1)     (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                          ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (62,784)  $  (102,948)  $     (43,444)  $  (9,285)  $   (44,052)

 Net realized gains (losses)                   16,557       (53,883)       (182,573)     32,335      (327,949)
 Change in net unrealized appreciation
  (depreciation) of investments               259,877       609,661         205,645     (55,533)      592,014
                                          ----------------------------------------------------------------------
  Increase (decrease) in net assets
 from operations                              213,650       452,830         (20,372)    (32,483)      220,013
                                          ----------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  17,488       118,877           2,581           -         1,219
 Cost of units redeemed                      (795,769)   (1,898,115)       (832,780)    (90,169)     (702,021)
 Net transfers                                112,192      (653,827)       (143,927)     23,877       328,028
 Contract maintenance charge                   (1,846)       (1,652)           (966)       (388)         (668)
                                          ----------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                    (667,935)   (2,434,717)       (975,092)    (66,680)     (373,442)
                                          ----------------------------------------------------------------------

Increase (decrease) in net assets            (454,285)   (1,981,887)       (995,464)    (99,163)     (153,429)
 Net assets at beginning of period          5,042,990    10,888,418       3,420,439     667,630     3,108,269
                                          ----------------------------------------------------------------------
 Net assets at end of period               $4,588,705   $ 8,906,531   $   2,424,975   $ 568,467   $ 2,954,840
                                          ======================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     2,124        13,074             379           -           111
 Units redeemed                               (98,126)     (205,401)       (124,672)    (12,406)      (62,726)
 Units transferred                             13,233       (71,401)        (21,982)      3,225        30,826
                                          ----------------------------------------------------------------------
Increase (decrease) in units outstanding      (82,769)     (263,728)       (146,275)     (9,181)      (31,789)
Beginning units                               636,769     1,208,383         522,287      93,051       295,113
                                          ----------------------------------------------------------------------
Ending units                                  554,000       944,655         376,012      83,870       263,324
                                          ======================================================================

                                                                                                              SAM
                                             Money      Principal Capital    Real Estate       SAM        Conservative
                                             Market       Appreciation       Securities      Balanced      Balanced
                                            Account          Account           Account      Portfolio      Portfolio
                                           (Class 1)        (Class 1)         (Class 1)     (Class 1)      (Class 1)
                                          -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $   (45,958)  $        (202,950)   $   (12,376)  $    970,136   $    132,832

 Net realized gains (losses)                        -             511,684        (75,536)       660,393        (52,703)
  Change in net unrealized appreciation
  (depreciation) of investments                     -            (448,813)       149,598     (1,918,547)        (8,277)
                                          ----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                            (45,958)           (140,079)        61,686       (288,018)        71,852
                                          ----------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 276,252               3,304              -        167,712          9,243
 Cost of units redeemed                    (1,939,887)         (2,698,231)       (99,157)   (17,405,191)    (1,268,236)
 Net transfers                                249,483            (484,922)        46,359     (4,212,959)     1,490,149
 Contract maintenance charge                   (1,449)             (3,242)          (186)       (16,870)        (1,464)
                                          ----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions               (1,415,601)         (3,183,091)       (52,984)   (21,467,308)       229,692
                                          ----------------------------------------------------------------------------

Increase (decrease) in net assets          (1,461,559)         (3,323,170)         8,702    (21,755,326)       301,544
 Net assets at beginning of period          3,984,221          15,685,617        857,796     82,068,848      8,102,931
                                          ----------------------------------------------------------------------------
 Net assets at end of period              $ 2,522,662   $      12,362,447    $   866,498   $ 60,313,522   $  8,404,475
                                          ============================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    45,619                 250              -         15,287          1,128
 Units redeemed                              (323,095)           (207,031)        (5,404)    (1,613,516)      (154,981)
 Units transferred                             42,514             (38,348)         2,543       (395,794)       183,428
                                          ----------------------------------------------------------------------------
Increase (decrease) in units outstanding     (234,962)           (245,129)        (2,861)    (1,994,023)        29,575
Beginning units                               658,291           1,217,700         47,843      7,630,083      1,005,078
                                          ----------------------------------------------------------------------------
Ending units                                  423,329             972,571         44,982      5,636,060      1,034,653
                                          ============================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                               SAM            SAM            SAM
                                           Conservative     Flexible      Strategic     Short-Term     SmallCap
                                              Growth        Income         Growth        Income        Growth
                                            Portfolio      Portfolio      Portfolio      Account      Account II
                                            (Class 1)      (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                           ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    151,123   $   297,585   $       8,689   $  (40,301)  $  (10,075)

Net realized gains (losses)                     362,856      (382,003)        (13,363)      17,033       28,410
 Change in net unrealized appreciation
  (depreciation) of investments              (1,004,502)      306,956        (313,280)      16,725      (51,200)
                                           --------------------------------------------------------------------
  Increase (decrease) in net assets
 from operations                               (490,523)      222,538        (317,954)      (6,543)     (32,865)
                                           --------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                    91,903        43,805          79,370        4,221          981
 Cost of units redeemed                      (4,897,478)   (2,330,801)     (2,517,986)    (365,485)     (82,832)
 Net transfers                               (1,118,748)     (188,564)       (170,203)     149,559       17,193
 Contract maintenance charge                     (8,266)       (3,273)         (3,780)        (524)        (143)
                                           --------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                    (5,932,589)   (2,478,833)     (2,612,599)    (212,229)     (64,801)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets            (6,423,112)   (2,256,295)     (2,930,553)    (218,772)     (97,666)
Net assets at beginning of period            30,342,312    13,335,320      11,620,735    2,966,046      684,577
                                           --------------------------------------------------------------------
Net assets at end of period                $ 23,919,200   $11,079,025   $   8,690,182   $2,747,274   $  586,911
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       8,182         4,552           6,621          561          143
 Units redeemed                                (453,341)     (243,757)       (218,103)     (48,500)     (11,589)
 Units transferred                             (107,627)      (18,865)        (18,435)      19,708        2,325
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding       (552,786)     (258,070)       (229,917)     (28,231)      (9,121)
Beginning units                               2,827,562     1,411,163       1,020,734      399,144      102,863
                                           --------------------------------------------------------------------
Ending units                                  2,274,776     1,153,093         790,817      370,913       93,742
                                           ====================================================================
                                           --------------
                                             SmallCap      Diversified     Equity     Government & High
                                              Value       International    Income          Quality         Income
                                             Account I        Account      Account       Bond Account      Account
                                             (Class 1)       (Class 2)    (Class 2)       (Class 2)       (Class 2)
                                           --------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    (2,883)  $   (15,192)    $  (154,753)  $        (18,990)  $  (50,351)

Net realized gains (losses)                     (2,486)      (84,904)     (1,075,846)            17,305       31,345
 Change in net unrealized appreciation
  (depreciation) of investments                 (5,949)      (31,283)      1,728,308             53,314      203,198
                                           -------------------------------------------------------------------------
  Increase (decrease) in net assets
 from operations                               (11,318)     (131,379)        497,709             51,629      184,192
                                           -------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                        -           490           1,273                  -            -
 Cost of units redeemed                        (37,253)     (207,173)     (2,897,512)          (241,599)    (648,362)
 Net transfers                                  33,357        61,583        (842,069)           (49,640)    (283,788)
 Contract maintenance charge                       (60)         (148)         (3,950)              (742)      (1,292)
                                           -------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                       (3,956)     (145,248)     (3,742,258)          (291,981)    (933,442)
                                           -------------------------------------------------------------------------

Increase (decrease) in net assets              (15,274)     (276,627)     (3,244,549)          (240,352)    (749,250)
Net assets at beginning of period              200,565     1,222,479      15,738,890          1,437,348    4,663,359
                                           -------------------------------------------------------------------------
Net assets at end of period                $   185,291   $   945,852     $12,494,341   $      1,196,996   $3,914,109
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                          -            92             147                  -            -
 Units redeemed                                 (3,931)      (32,381)       (307,958)           (31,143)     (72,760)
 Units transferred                               3,361        10,544         (91,661)            (6,682)     (32,100)
                                           -------------------------------------------------------------------------
Increase (decrease) in units outstanding          (570)      (21,745)       (399,472)           (37,825)    (104,860)
Beginning units                                 21,247       190,975       1,715,096            188,607      533,544
                                           -------------------------------------------------------------------------
Ending units                                    20,677       169,230       1,315,624            150,782      428,684
                                           =========================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                              Principal
                                            LargeCap    LargeCap     MidCap       Money        Capital
                                             Blend       Growth      Blend        Market     Appreciation
                                           Account II   Account     Account      Account       Account
                                           (Class 2)   (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                           -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $ (8,703)   $ (6,546)  $  (12,328)  $   (29,211)  $    (46,132)

Net realized gains (losses)                  (7,042)      4,838      (22,605)            -         77,078
 Change in net unrealized appreciation
  (depreciation) of investments               3,981     (24,766)      84,668             -        (98,882)
                                           -----------------------------------------------------------------
  Increase (decrease) in net assets
from operations                             (11,764)    (26,474)      49,735       (29,211)       (67,936)
                                           -----------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                     -           -            -       207,189          2,519
 Cost of units redeemed                     (74,523)    (43,259)    (128,400)   (1,308,543)    (1,076,089)
 Net transfers                                2,111       7,881      (26,550)      496,707       (133,847)
 Contract maintenance charge                   (216)        (87)        (294)       (1,297)        (1,044)
                                           -----------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                   (72,628)    (35,465)    (155,244)     (605,944)    (1,208,461)
                                           -----------------------------------------------------------------

Increase (decrease) in net assets           (84,392)    (61,939)    (105,509)     (635,155)    (1,276,397)
Net assets at beginning of period           582,511     422,658      817,910     2,251,961      3,548,871
                                           -----------------------------------------------------------------
Net assets at end of period                $498,119    $360,719   $  712,401   $ 1,616,806   $  2,272,474
                                           =================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       -           -            -        35,533            213
 Units redeemed                             (12,105)     (6,853)     (12,159)     (224,494)       (88,542)
 Units transferred                              319       1,216       (2,402)       85,405        (11,519)
                                           -----------------------------------------------------------------
Increase (decrease) in units outstanding    (11,786)     (5,637)     (14,561)     (103,556)       (99,848)
Beginning units                              92,182      60,886       80,624       384,351        287,058
                                           -----------------------------------------------------------------
Ending units                                 80,396      55,249       66,063       280,795        187,210
                                           =================================================================
                                                                              SAM                             SAM
                                           Real Estate       SAM        Conservative        SAM             Flexible
                                           Securities      Balanced       Balanced      Conservative         Income
                                             Account      Portfolio       Portfolio    Growth Portfolio     Portfolio
                                            (Class 2)     (Class 2)        (Class 2)     (Class 2)          (Class 2)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    (5,069)  $    460,526   $     89,631   $         68,825   $    212,346

Net realized gains (losses)                      1,710     (1,805,321)       111,655         (1,123,384)       (69,880)
 Change in net unrealized appreciation
  (depreciation) of investments                 29,640      1,084,039       (169,647)           582,999         13,394
                                           ---------------------------------------------------------------------------
  Increase (decrease) in net assets
from operations                                 26,281       (260,756)        31,639           (471,560)       155,860
                                           ---------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                        -         78,920         87,610            108,856          6,713
 Cost of units redeemed                       (146,187)   (10,353,141)    (1,089,331)        (6,129,342)    (1,563,708)
 Net transfers                                 (48,396)      (998,253)       322,383            950,067        392,340
 Contract maintenance charge                      (219)       (11,956)        (1,497)            (7,338)        (3,557)
                                           ---------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                     (194,802)   (11,284,430)      (680,835)        (5,077,757)    (1,168,212)
                                           ---------------------------------------------------------------------------

Increase (decrease) in net assets             (168,521)   (11,545,186)      (649,196)        (5,549,317)    (1,012,352)
Net assets at beginning of period              430,757     55,154,015      7,155,837         29,480,485     10,602,634
                                           ---------------------------------------------------------------------------
Net assets at end of period                $   262,236   $ 43,608,829   $  6,506,641   $     23,931,168   $  9,590,282
                                           ===========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                          -          7,482         10,930              9,862            592
 Units redeemed                                 (8,024)      (981,469)      (131,944)          (585,363)      (170,602)
 Units transferred                              (2,602)       (95,363)        40,597             92,567         43,377
                                           ---------------------------------------------------------------------------
Increase (decrease) in units outstanding       (10,626)    (1,069,350)       (80,417)          (482,934)      (126,633)
Beginning units                                 24,526      5,280,382        890,115          2,838,301      1,156,232
                                           ---------------------------------------------------------------------------
Ending units                                    13,900      4,211,032        809,698          2,355,367      1,029,599
                                           ===========================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                               SAM                                                    Columbia
                                            Strategic     Short-Term     SmallCap     SmallCap        Variable
                                             Growth         Income        Growth        Value     Portfolio - Asset
                                            Portfolio      Account      Account II    Account I    Allocation Fund
                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)       (Class 1)
                                           -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (32,585)  $   (24,712)  $   (4,385)  $    (2,235)  $           7,388

Net realized gains (losses)                   (869,506)       23,878       18,602         2,321             (26,293)
 Change in net unrealized appreciation
  (depreciation) of investments                371,168        (7,941)     (26,548)       (2,597)              3,752
                                           ------------------------------------------------------------------------
  Increase (decrease) in net assets
from operations                               (530,923)       (8,775)     (12,331)       (2,511)            (15,153)
                                           ------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                   12,860             -            -             -                   -
 Cost of units redeemed                     (2,662,221)   (1,444,525)     (53,845)      (40,789)           (128,225)
 Net transfers                              (1,052,400)    1,070,428      (40,986)      (34,702)            408,203
 Contract maintenance charge                    (3,498)         (442)         (75)          (63)               (252)
                                           ------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                   (3,705,259)     (374,539)     (94,906)      (75,554)            279,726
                                           ------------------------------------------------------------------------


Increase (decrease) in net assets           (4,236,182)     (383,314)    (107,237)      (78,065)            264,573
Net assets at beginning of period           15,343,930     1,851,701      335,263       168,872             717,063
                                           ------------------------------------------------------------------------
Net assets at end of period                $11,107,748   $ 1,468,387   $  228,026   $    90,807   $         981,636
                                           ========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      1,385             -            -             -                   -
 Units redeemed                               (243,682)     (199,249)      (8,638)       (4,409)            (11,305)
 Units transferred                            (105,483)      147,785       (5,714)       (3,492)             35,727
                                           ------------------------------------------------------------------------
Increase (decrease) in units outstanding      (347,780)      (51,464)     (14,352)       (7,901)             24,422
Beginning units                              1,397,038       254,355       52,037        18,235              61,271
                                           ------------------------------------------------------------------------
Ending units                                 1,049,258       202,891       37,685        10,334              85,693
                                           ========================================================================

                                               Columbia                       Columbia
                                               Variable        Columbia       Variable        Columbia        Columbia
                                              Portfolio -      Variable      Portfolio -      Variable        Variable
                                                 Small         Portfolio       Marsico       Portfolio -      Portfolio -
                                                Company         - High         Focused         Marsico          Marsico
                                              Growth Fund     Income Fund   Equities Fund    Growth Fund   21st Century Fund
                                               (Class 1)       (Class 1)      (Class 1)       (Class 1)       (Class 1)
                                           ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      (26,618)  $   1,464,790   $    (447,446)  $    (40,307)  $         (23,364)

Net realized gains (losses)                        58,837         140,089         328,938        273,617              42,780
 Change in net unrealized appreciation
  (depreciation) of investments                  (123,526)       (536,137)     (1,295,596)      (357,083)           (222,902)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
from operations                                   (91,307)      1,068,742      (1,414,104)      (123,773)           (203,486)
                                           ---------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                         995       1,223,530         605,993          1,336                 727
 Cost of units redeemed                          (402,821)     (4,495,695)     (6,482,925)      (673,432)           (156,399)
 Net transfers                                   (113,415)     (1,642,438)     (2,697,129)      (133,234)              8,526
 Contract maintenance charge                         (223)         (3,551)         (5,743)          (536)               (107)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                        (515,464)     (4,918,154)     (8,579,804)      (805,866)           (147,253)
                                           ---------------------------------------------------------------------------------


Increase (decrease) in net assets                (606,771)     (3,849,412)     (9,993,908)      (929,639)           (350,739)
Net assets at beginning of period               1,951,181      25,984,432      41,882,170      3,520,564           1,631,456
                                           ---------------------------------------------------------------------------------
Net assets at end of period                $    1,344,410   $  22,135,020   $  31,888,262   $  2,590,925   $       1,280,717
                                           =================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                            85          64,540          51,673            124                  47
 Units redeemed                                   (32,750)       (238,092)       (572,845)       (62,360)            (10,976)
 Units transferred                                 (8,734)        (91,845)       (233,520)       (12,805)                841
                                           ---------------------------------------------------------------------------------
Increase (decrease) in units outstanding          (41,399)       (265,397)       (754,692)       (75,041)            (10,088)
Beginning units                                   159,274       1,415,148       3,687,487        323,404             107,059
                                           ---------------------------------------------------------------------------------
Ending units                                      117,875       1,149,751       2,932,795        248,363              96,971
                                           =================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                              Columbia      Columbia
                                                                Columbia      Variable      Variable
                                                                Variable     Portfolio -   Portfolio -
                                                               Portfolio -     Marsico     Diversified
                                                                 Mid Cap    International    Equity        Asset         Global
                                                                 Growth     Opportunities    Income     Allocation       Growth
                                                                  Fund          Fund          Fund         Fund           Fund
                                                                (Class 1)     (Class 2)     (Class 1)    (Class 2)      (Class 2)
                                                              -------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                  $  (17,753)  $   (27,736)  $    18,204  $    203,794   $ (1,041,396)

Net realized gains (losses)                                       27,582      (119,798)     (414,632)    1,591,437     11,431,651
Change in net unrealized appreciation
(depreciation) of investments                                    (64,514)     (506,772)       76,775    (1,840,709)   (39,698,006)
                                                              -------------------------------------------------------------------
Increase (decrease) in net assets from operations                (54,685)     (654,306)     (319,653)      (45,478)   (29,307,751)
                                                              -------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                                       1,639         2,493            13       459,556      1,196,875
Cost of units redeemed                                          (504,596)     (643,641)     (729,550)  (12,837,969)   (49,477,650)
Net transfers                                                    (89,475)     (199,573)     (261,194)     (622,686)   (15,624,018)
Contract maintenance charge                                         (152)         (480)         (489)      (41,713)       (80,014)
                                                              -------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions     (592,584)     (841,201)     (991,220)  (13,042,812)   (63,984,807)
                                                              -------------------------------------------------------------------
Increase (decrease) in net assets                               (647,269)   (1,495,507)   (1,310,873)  (13,088,290)   (93,292,558)
Net assets at beginning of period                              1,383,881     4,403,401     4,153,700    85,697,533    342,056,864
                                                              -------------------------------------------------------------------
Net assets at end of period                                   $  736,612   $ 2,907,894   $ 2,842,827  $ 72,609,243   $248,764,306
                                                              ===================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                           135           145             1        30,983         51,403
Units redeemed                                                   (44,555)      (38,800)      (67,167)     (802,144)    (2,183,720)
Units transferred                                                 (8,303)      (11,139)      (24,772)      (43,110)      (690,897)
                                                              -------------------------------------------------------------------
Increase (decrease) in units outstanding                         (52,723)      (49,794)      (91,938)     (814,271)    (2,823,214)
Beginning units                                                  121,959       248,600       364,851     5,407,120     14,920,017
                                                              -------------------------------------------------------------------
Ending units                                                      69,236       198,806       272,913     4,592,849     12,096,803
                                                              ===================================================================
                                                                               Growth       Asset          Cash
                                                                  Growth       -Income    Allocation    Management      Growth
                                                                   Fund         Fund         Fund          Fund          Fund
                                                                (Class 2)     (Class 2)   (Class 3)     (Class 3)      (Class 3)
                                                              ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                  $ (4,034,401) $   (433,877) $   212,307    $ (165,295)  $(1,428,542)

Net realized gains (losses)                                      7,118,037    (1,350,253)    (225,064)      (55,051)   (3,808,841)
Change in net unrealized appreciation
(depreciation) of investments                                  (23,457,666)  (10,395,127)      30,315         9,667    (6,089,703)
                                                              --------------------------------------------------------------------
Increase (decrease) in net assets from operations              (20,374,030)  (12,179,257)      17,558      (210,679)  (11,327,086)
                                                              --------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                     1,354,743     1,782,340       72,039        11,781       430,528
Cost of units redeemed                                         (66,102,932)  (64,513,546)  (6,693,238)   (5,122,465)  (23,732,387)
Net transfers                                                  (26,159,015)  (16,874,242)     142,266     3,795,972    (8,119,249)
Contract maintenance charge                                       (109,666)     (117,408)     (16,663)       (7,894)      (84,514)
                                                              --------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions    (91,016,870)  (79,722,856)  (6,495,596)   (1,322,606)  (31,505,622)
                                                              --------------------------------------------------------------------

Increase (decrease) in net assets                             (111,390,900)  (91,902,113)  (6,478,038)   (1,533,285)   (42,832,708)
Net assets at beginning of period                              456,326,337   436,801,880   43,700,036    13,423,722    231,541,625
                                                              --------------------------------------------------------------------
Net assets at end of period                                   $344,935,437 $ 344,899,767  $37,221,998   $11,890,437   $188,708,917
                                                              ====================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                          65,167       104,409        1,456           548          2,329
Units redeemed                                                  (3,327,507)   (3,957,508)    (140,738)     (235,813)      (132,572)
Units transferred                                               (1,321,357)   (1,042,953)       2,102       174,331        (46,723)
                                                              --------------------------------------------------------------------
Increase (decrease) in units outstanding                        (4,583,697)   (4,896,052)    (137,180)      (60,934)      (176,966)
Beginning units                                                 23,161,429    26,741,866      922,960       612,158      1,282,399
                                                              --------------------------------------------------------------------
Ending units                                                    18,577,732    21,845,814      785,780       551,224      1,105,433
                                                              ====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                              High-                   U.S. Government    Growth
                                                                 Growth-      Income                    /AAA-Rated         and
                                                                 Income        Bond    International    Securities       Income
                                                                  Fund         Fund        Fund            Fund         Portfolio
                                                                (Class 3)   (Class 3)    (Class 3)       (Class 3)     (Class VC)
                                                              ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                   $   417,645  $ 1,308,239   $   201,391     $  116,965  $ (2,049,237)

Net realized gains (losses)                                     (6,366,125)     989,347      (571,446)     1,135,154    (5,348,487)
Change in net unrealized appreciation
(depreciation) of investments                                      195,973   (2,063,347)   (7,868,678)       136,658   (11,762,626)
                                                              ---------------------------------------------------------------------
Increase (decrease) in net assets from operations               (5,752,507)     234,239    (8,238,733)     1,388,777   (19,160,350)
                                                              ---------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                       248,423       36,863       110,997         34,222    28,385,194
Cost of units redeemed                                         (26,598,048)  (2,663,453)   (6,805,343)    (3,849,649)  (27,015,264)
Net transfers                                                   (4,192,218)    (228,725)   (2,278,385)       178,669     8,431,977
Contract maintenance charge                                        (87,684)      (9,134)      (20,119)        (9,764)      (48,577)
                                                              ---------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions    (30,629,527)  (2,864,449)   (8,992,850)    (3,646,522)    9,753,330
                                                              ---------------------------------------------------------------------

Increase (decrease) in net assets                              (36,382,034)  (2,630,210)  (17,231,583)    (2,257,745)   (9,407,020)
Net assets at beginning of period                              208,592,720   23,121,444    60,705,085     26,067,499   249,602,582
                                                              ---------------------------------------------------------------------
Net assets at end of period                                   $172,210,686  $20,491,234  $ 43,473,502    $23,809,754  $240,195,562
                                                              =====================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                           2,094          452         2,163            900     2,976,269
Units redeemed                                                    (223,186)     (32,854)     (141,328)       (99,108)   (2,385,142)
Units transferred                                                  (35,291)      (2,005)      (49,434)         2,268       978,043
                                                              ---------------------------------------------------------------------
Increase (decrease) in units outstanding                          (256,383)     (34,407)     (188,599)       (95,940)    1,569,170
Beginning units                                                  1,727,264      287,610     1,195,394        687,580    21,726,327
                                                              ---------------------------------------------------------------------
Ending units                                                     1,470,881      253,203     1,006,795        591,640    23,295,497
                                                              =====================================================================

                                                                                                          Sterling      Sterling
                                                                           Sterling       Sterling        Capital       Capital
                                                              Mid Cap       Capital        Capital       Strategic       Total
                                                               Value        Select         Special       Allocation      Return
                                                             Portfolio      Equity      Opportunities      Equity         Bond
                                                             (Class VC)       VIF            VIF            VIF           VIF
                                                            ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                $  (415,115)  $   (7,821)    $  (246,805)    $  (13,705)  $   164,143

Net realized gains (losses)                                    (727,009)    (285,114)        869,147       (163,316)      530,195
Change in net unrealized appreciation
(depreciation) of investments                                  (389,217)     221,139      (1,392,524)        34,397      (345,747)
                                                            ----------------------------------------------------------------------
Increase (decrease) in net assets from operations            (1,531,341)     (71,796)       (770,182)      (142,624)      348,591
                                                            ----------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                     59,205          490          32,069              -        41,457
Cost of units redeemed                                       (5,996,210)    (224,290)     (1,742,656)      (330,655)   (1,613,136)
Net transfers                                                  (480,133)     (57,469)         11,957         15,002      (287,332)
Contract maintenance charge                                     (17,858)        (195)         (1,291)          (345)         (908)
                                                            ----------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions  (6,434,996)    (281,464)     (1,699,921)      (315,998)   (1,859,919)
                                                            ----------------------------------------------------------------------

Increase (decrease) in net assets                            (7,966,337)    (353,260)     (2,470,103)      (458,622)   (1,511,328)
Net assets at beginning of period                            34,280,758    1,745,230      15,483,642      2,012,635     9,243,994
                                                            ----------------------------------------------------------------------
Net assets at end of period                                 $26,314,421   $1,391,970     $13,013,539     $1,554,013   $ 7,732,666
                                                            ----------------------------------------------------------------------

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                        5,001           54           2,094              -         3,296
Units redeemed                                                 (435,631)     (25,095)       (116,666)       (32,449)     (128,139)
Units transferred                                               (38,780)      (4,753)         (4,437)         2,052       (24,290)
                                                            ----------------------------------------------------------------------
Increase (decrease) in units outstanding                       (469,410)     (29,794)       (119,009)       (30,397)     (149,133)
Beginning units                                               2,497,517      190,884       1,035,403        198,013       750,050
                                                            ----------------------------------------------------------------------
Ending units                                                  2,028,107      161,090         916,394        167,616       600,917
                                                            ======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                Franklin
                                                                                Templeton
                                                         MTB                       VIP
                                                       Managed     Franklin     Founding
                                                     Allocation     Income        Funds      Allocation     Allocation
                                                       Fund -     Securities    Allocation    Balanced        Growth
                                                      Moderate       Fund         Fund        Portfolio      Portfolio
                                                      Growth II   (Class 2)     (Class 2)     (Class 3)      (Class 3)
                                                     ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                         $      -    $ 2,910,999   $  (617,659)  $    72,881   $   (43,532)

Net realized gains (losses)                                 6      2,199,252      (160,327)      444,599       (10,872)
Change in net unrealized appreciation
(depreciation) of investments                             (27)    (4,908,040)     (544,132)   (1,427,625)     (836,382)
                                                     ------------------------------------------------------------------
Increase (decrease) in net assets from operations         (21)       202,211    (1,322,118)     (910,145)     (890,786)
                                                     ------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                                -     31,984,912     8,065,705    40,643,163     6,577,207
Cost of units redeemed                                      -     (5,687,053)   (3,063,103)   (2,911,980)     (907,517)
Net transfers                                               -     21,856,920     1,038,111    16,825,969     3,084,916
Contract maintenance charge                               (49)        (4,982)       (4,188)       (3,266)         (845)
                                                     ------------------------------------------------------------------
Increase (decrease) in net assets from
capital transactions                                      (49)    48,149,797     6,036,525    54,553,886     8,753,761
                                                     ------------------------------------------------------------------
Increase (decrease) in net assets                         (70)    48,352,008     4,714,407    53,643,741     7,862,975
Net assets at beginning of period                         375     47,357,563    36,380,043    32,841,923     4,539,712
                                                     ------------------------------------------------------------------
Net assets at end of period                          $    305    $95,709,571   $41,094,450   $86,485,664   $12,402,687
                                                     ==================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                 -       3,013,542       871,035     3,548,980       600,954
Units redeemed                                            (5)      (538,098)      (332,332)     (254,183)      (82,844)
Units transferred                                          -       2,083,156       112,206     1,471,304       290,691
                                                     ------------------------------------------------------------------
Increase (decrease) in units outstanding                  (5)      4,558,600       650,909     4,766,101       808,801
Beginning units                                           39       4,540,183     3,952,710     2,867,378       411,426
                                                     ------------------------------------------------------------------
Ending units                                               34      9,098,783     4,603,619     7,633,479     1,220,227
                                                     ==================================================================

                                                    Allocation
                                                     Moderate      Allocation        Real
                                                      Growth        Moderate        Return
                                                     Portfolio      Portfolio      Portfolio
                                                     (Class 3)      (Class 3)      (Class 3)
                                                   -------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                       $    (86,829) $    (32,484)  $  (2,263,437)

Net realized gains (losses)                             571,837       485,492       1,580,194
Change in net unrealized appreciation
(depreciation) of investments                        (7,203,258)   (4,265,563)      6,556,702
Increase (decrease) in net assets from operations    (6,718,250)   (3,812,555)      5,873,459

From capital transactions:
Net proceeds from units sold                         71,903,249    63,828,133      79,967,296
Cost of units redeemed                               (4,220,392)   (3,695,108)     (6,884,177)
Net transfers                                        20,533,559    19,500,398      34,233,215
Contract maintenance charge                              (6,888)       (4,912)         (7,664)
                                                   -------------------------------------------
Increase (decrease) in net assets from
capital transactions                                 88,209,528    79,628,511     107,308,670
                                                   -------------------------------------------

Increase (decrease) in net assets                    81,491,278    75,815,956     113,182,129
Net assets at beginning of period                    55,508,068    44,214,654      84,421,305
                                                   -------------------------------------------
Net assets at end of period                        $136,999,346  $120,030,610   $ 197,603,434
                                                   ===========================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                            6,497,369     5,616,969       6,852,684
Units redeemed                                        (385,568)     (328,013)        (587,371)
Units transferred                                     1,865,672     1,737,567       2,935,225
                                                   -------------------------------------------
Increase (decrease) in units outstanding              7,977,473     7,026,523       9,200,538
Beginning units                                       4,992,596     3,880,104       7,405,888
                                                   -------------------------------------------
Ending units                                         12,970,069    10,906,627      16,606,426
                                                   ===========================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010

                                                                                             Government
                                                                 Asset         Capital      and Quality                   Natural
                                                              Allocation     Appreciation      Bond          Growth      Resources
                                                               Portfolio      Portfolio      Portfolio      Portfolio    Portfolio
                                                               (Class 1)      (Class 1)      (Class 1)      (Class 1)    (Class 1)
                                                              ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                  $  1,658,860  $  (4,426,894) $  4,106,337   $   (931,286) $  (577,865)

Net realized gains (losses)                                     (2,734,561)   (12,119,178)    1,289,501    (13,504,121)  11,392,328
Change in net unrealized appreciation
(depreciation) of investments                                   17,602,969     76,826,729       568,274     27,016,468      (76,798)
                                                              ----------------------------------------------------------------------
Increase (decrease) in net assets from operations               16,527,268     60,280,657     5,964,112     12,581,061   10,737,665
                                                              ----------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                                       689,074      1,070,095     1,132,966        400,331      127,071
Cost of units redeemed                                         (18,521,867)   (42,705,169)  (30,127,782)   (14,485,754) (11,804,533)
Net transfers                                                     (233,388)    (7,577,441)   (3,228,181)    (6,641,256)  (6,284,245)
Contract maintenance charge                                        (68,249)      (180,510)      (74,447)       (60,397)     (36,227)
                                                              ----------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions    (18,134,430)   (49,393,025)  (32,297,444)   (20,787,076) (17,997,934)
                                                              ----------------------------------------------------------------------

Increase (decrease) in net assets                               (1,607,162)    10,887,632   (26,333,332)    (8,206,015)  (7,260,269)
Net assets at beginning of period                              149,654,165    328,926,042   179,811,641    119,178,758   99,135,192
                                                              ----------------------------------------------------------------------
Net assets at end of period                                   $148,047,003  $ 339,813,674  $153,478,309   $110,972,743  $91,874,923
                                                              ======================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                          27,699         25,364        57,531         13,579        2,533
Units redeemed                                                    (730,086)      (975,479)   (1,530,540)      (479,545)    (236,175)
Units transferred                                                  (12,104)      (188,914)     (173,185)      (221,601)    (132,026)
                                                              ----------------------------------------------------------------------
Increase (decrease) in units outstanding                          (714,491)    (1,139,029)   (1,646,194)      (687,567)    (365,668)
                                                              ----------------------------------------------------------------------
Beginning units                                                  6,064,925      7,736,493     9,397,555      4,003,562    1,922,741
Ending units                                                     5,350,434      6,597,464     7,751,361      3,315,995    1,557,073
                                                              ======================================================================

                                                                                           Government
                                                                Asset         Capital      and Quality                  Natural
                                                             Allocation     Appreciation      Bond        Growth       Resources
                                                              Portfolio      Portfolio      Portfolio    Portfolio     Portfolio
                                                              (Class 2)      (Class 2)      (Class 2)    (Class 2)     (Class 2)
                                                             ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                 $   110,374    $  (991,082) $  1,702,903   $  (340,302)  $  (166,563)

Net realized gains (losses)                                     (421,586)     1,403,909       214,400    (2,081,066)   (1,314,870)
Change in net unrealized appreciation
(depreciation) of investments                                  1,601,103     11,628,559       719,525     6,370,597     3,937,365
                                                             ---------------------------------------------------------------------
Increase (decrease) in net assets from operations              1,289,891     12,041,386     2,636,828     3,949,229     2,455,932
                                                             ---------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                       5,143        303,579       439,365       252,136        99,465
Cost of units redeemed                                        (2,238,193)   (10,501,099)  (15,358,582)   (4,852,296)   (3,055,084)
Net transfers                                                     61,442     (3,296,099)   (1,624,916)   (1,112,477)   (1,249,565)
Contract maintenance charge                                       (2,099)       (14,779)      (15,151)       (7,780)       (4,532)
                                                             ---------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions   (2,173,707)   (13,508,398)  (16,559,284)   (5,720,417)   (4,209,716)
                                                             ---------------------------------------------------------------------

Increase (decrease) in net assets                               (883,816)    (1,467,012)  (13,922,456)   (1,771,188)   (1,753,784)
Net assets at beginning of period                             12,952,662     68,526,327    84,762,472    36,875,488    22,331,708
                                                             ---------------------------------------------------------------------
Net assets at end of period                                  $12,068,846    $67,059,315  $ 70,840,016   $35,104,300   $20,577,924
                                                             =====================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                           200          6,932        22,185         8,403         1,994
Units redeemed                                                   (92,000)      (234,552)     (786,578)     (162,307)      (61,772)
Units transferred                                                  2,720        (74,252)      (85,090)      (36,061)      (25,278)
                                                             ---------------------------------------------------------------------
Increase (decrease) in units outstanding                         (89,080)      (301,872)     (849,483)     (189,965)      (85,056)
Beginning units                                                  534,495      1,599,362     4,464,526     1,255,422       440,030
                                                             ---------------------------------------------------------------------
Ending units                                                     445,415      1,297,490     3,615,043     1,065,457       354,974
                                                             =====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)



                                                                         Government
                                              Asset        Capital       and Quality                    Natural
                                           Allocation    Appreciation       Bond          Growth       Resources
                                            Portfolio     Portfolio       Portfolio      Portfolio     Portfolio
                                            (Class 3)     (Class 3)       (Class 3)      (Class 3)     (Class 3)
                                           ------------------------------------------------------------------------
INCREASE (DECREASE)
IN NET ASSETS:
From operations:
   Net investment income (loss)            $   205,413   $  (5,731,864)  $ 12,560,003   $ (1,498,676)  $ (1,321,485)

   Net realized gains (losses)              (1,576,437)     (4,607,558)     2,834,154    (10,826,603)    (7,428,339)
   Change in net unrealized appreciation
      (depreciation) of investments          4,120,223      80,720,896      2,580,843     28,052,491     27,890,605
                                           ------------------------------------------------------------------------
      Increase (decrease) in net
        assets from operations               2,749,199      70,381,474     17,975,000     15,727,212     19,140,781
                                           ------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold              2,378,405      27,397,519     40,050,283      2,551,244      6,319,158
   Cost of units redeemed                   (3,297,352)    (39,368,925)   (79,777,748)   (16,584,957)   (15,895,133)
   Net transfers                             1,400,926     (13,485,184)    38,262,749     (6,177,683)    (2,943,442)
   Contract maintenance charge                  (4,500)        (69,527)       (97,670)       (32,222)       (27,947)
                                           ------------------------------------------------------------------------
      Increase (decrease) in net assets
        from capital transactions              477,479     (25,526,117)    (1,562,386)   (20,243,618)   (12,547,364)
                                           ------------------------------------------------------------------------

Increase (decrease) in net assets            3,226,678      44,855,357     16,412,614     (4,516,406)     6,593,417
Net assets at beginning of period           22,884,366     354,705,982    598,222,501    143,954,599    150,922,682
                                           ------------------------------------------------------------------------
Net assets at end of period                $26,111,044   $ 399,561,339   $614,635,115   $139,438,193   $157,516,099
                                           ========================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                  178,795       1,442,574      2,746,529        144,372        376,749
   Units redeemed                             (132,976)       (931,330)    (4,184,086)      (572,685)      (343,408)
   Units transferred                            71,892          44,111      2,393,217       (198,195)        13,857
                                           ------------------------------------------------------------------------
Increase (decrease) in units outstanding       117,711         555,355        955,660       (626,508)        47,198
Beginning units                                971,609       8,852,152     32,768,598      5,241,332      3,269,902
                                           ------------------------------------------------------------------------
Ending units                                 1,089,320       9,407,507     33,724,258      4,614,824      3,317,100
                                           ========================================================================

                                                                                        Blue
                                           Aggressive      Alliance                     Chip          Capital
                                             Growth         Growth      Balanced       Growth         Growth
                                            Portfolio      Portfolio    Portfolio     Portfolio      Portfolio
                                            (Class 1)      (Class 1)    (Class 1)     (Class 1)      (Class 1)
                                           --------------------------------------------------------------------
INCREASE (DECREASE)
IN NET ASSETS:
From operations:
   Net investment income (loss)            $  (455,943)  $ (1,359,043)  $   204,529   $  (110,128)  $  (110,288)

   Net realized gains (losses)              (2,414,734)    (9,684,755)   (2,030,008)      160,174       108,190
   Change in net unrealized appreciation
      (depreciation) of investments          8,136,642     25,794,567     6,853,672       875,308       417,635
                                           --------------------------------------------------------------------
      Increase (decrease) in net
       assets from operations                5,265,965     14,750,769     5,028,193       925,354       415,537
                                           --------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                123,233        780,679       421,671        11,652        18,301
   Cost of units redeemed                   (3,855,761)   (26,623,729)   (7,095,158)   (1,337,537)     (885,624)
   Net transfers                              (924,931)    (6,944,735)      312,740    (1,138,183)     (778,849)
   Contract maintenance charge                 (26,754)      (162,105)      (41,707)       (4,275)       (4,201)
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (4,684,213)   (32,949,890)   (6,402,454)   (2,468,343)   (1,650,373)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets              581,752    (18,199,121)   (1,374,261)   (1,542,989)   (1,234,836)
Net assets at beginning of period           30,938,865    212,426,679    54,170,244     8,996,959     8,146,440
                                           --------------------------------------------------------------------
Net assets at end of period                $31,520,617   $194,227,558   $52,795,983   $ 7,453,970   $ 6,911,604
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                   10,561         26,721        27,465         1,646         2,638
   Units redeemed                             (334,855)      (904,048)     (463,386)     (229,207)     (130,714)
   Units transferred                           (83,304)      (233,366)       20,171      (163,775)     (118,843)
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding      (407,598)    (1,110,693)     (415,750)     (391,336)     (246,919)
Beginning units                              2,788,887      7,055,815     3,636,635     1,542,759     1,168,646
                                           --------------------------------------------------------------------
Ending units                                 2,381,289      5,945,122     3,220,885     1,151,423       921,727
                                           ====================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                          Davis
                                               Cash        Corporate      Venture       "Dogs" of Wall       Emerging
                                            Management       Bond         Value            Street            Markets
                                            Portfolio      Portfolio     Portfolio        Portfolio         Portfolio
                                             (Class 1)     (Class 1)     (Class 1)        (Class 1)         (Class 1)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $ (1,437,588)  $  5,888,575   $ (4,097,983)  $       252,787   $    (81,684)

   Net realized gains (losses)               (2,961,591)     4,480,043     (5,447,075)       (1,317,599)   (15,404,398)
   Change in net unrealized appreciation
      (depreciation) of investments           2,743,696        815,386     59,054,407         3,754,632     25,102,470
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net
        assets from operations               (1,655,483)    11,184,004     49,509,349         2,689,820      9,616,388
                                           ----------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold               3,076,148        746,339      1,678,533            61,911        228,896
   Cost of units redeemed                   (38,822,113)   (22,498,340)   (68,739,749)       (2,641,942)    (8,790,669)
   Net transfers                             13,984,772        977,056    (26,625,669)        1,630,693       (315,375)
   Contract maintenance charge                  (72,631)       (45,221)      (305,467)          (13,002)       (30,059)
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (21,833,824)   (20,820,166)   (93,992,352)         (962,340)    (8,907,207)
                                           ----------------------------------------------------------------------------

Increase (decrease) in net assets           (23,489,307)    (9,636,162)   (44,483,003)        1,727,480        709,181
Net assets at beginning of period           106,567,407    127,454,013    560,675,687        19,185,423     69,854,315
                                           ----------------------------------------------------------------------------
Net assets at end of period                $ 83,078,100   $117,817,851   $516,192,684   $    20,912,903   $ 70,563,496
                                           ============================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                   229,676         32,850         52,656             5,460         11,924
   Units redeemed                            (2,906,085)      (981,201)    (2,145,637)         (233,374)      (435,464)
   Units transferred                          1,045,552         48,466       (830,510)          135,832        (49,178)
                                           ----------------------------------------------------------------------------
Increase (decrease) in units outstanding     (1,630,857)      (899,885)    (2,923,491)          (92,082)      (472,718)
Beginning units                               7,890,791      5,837,425     17,402,626         1,777,635      3,502,327
                                           ----------------------------------------------------------------------------
Ending units                                  6,259,934      4,937,540     14,479,135         1,685,553      3,029,609
                                           ============================================================================

                                              Equity         Fundamental      Global         Global          Growth
                                           Opportunities       Growth          Bond         Equities      Opportunities
                                             Portfolio        Portfolio      Portfolio      Portfolio       Portfolio
                                             (Class 1)        (Class 1)      (Class 1)      (Class 1)       (Class 1)
                                           -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $     (291,326)  $   (722,185)  $  1,452,895   $    101,639   $     (167,602)

   Net realized gains (losses)                 (3,267,173)    (2,987,071)     1,704,715        (53,535)        (229,726)
   Change in net unrealized appreciation
      (depreciation) of investments             8,489,465     10,433,737       (636,446)     7,431,257        2,554,416
                                           -----------------------------------------------------------------------------
      Increase (decrease) in net
        assets from operations                  4,930,966      6,724,481      2,521,164      7,479,361        2,157,088
                                           -----------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                   125,300        293,912        235,936        283,235           59,084
   Cost of units redeemed                      (5,099,383)    (5,805,959)   (10,357,830)    (8,700,251)      (1,700,247)
   Net transfers                               (1,178,923)    (1,703,754)     2,035,259     (1,998,965)       1,299,037
   Contract maintenance charge                    (21,755)       (41,638)       (19,566)       (39,561)          (5,832)
                                           -----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions               (6,174,761)    (7,257,439)    (8,106,201)   (10,455,542)        (347,958)
                                           -----------------------------------------------------------------------------

Increase (decrease) in net assets              (1,243,795)      (532,958)    (5,585,037)    (2,976,181)       1,809,130
Net assets at beginning of period              36,813,569     50,737,315     60,695,476     68,658,954       10,714,078
                                           -----------------------------------------------------------------------------
Net assets at end of period                $   35,569,774   $ 50,204,357   $ 55,110,439   $ 65,682,773   $   12,523,208
                                           =============================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       7,605         18,482         10,712         15,110           11,114
   Units redeemed                                (305,830)      (369,966)      (469,961)      (461,583)        (318,338)
   Units transferred                              (70,177)      (109,801)        90,203       (105,109)         209,732
                                           -----------------------------------------------------------------------------
Increase (decrease) in units outstanding         (368,402)      (461,285)      (369,046)      (551,582)         (97,492)
Beginning units                                 2,272,164      3,252,503      2,805,022      3,656,933        2,146,854
                                           -----------------------------------------------------------------------------
Ending units                                    1,903,762      2,791,218      2,435,976      3,105,351        2,049,362
                                           =============================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)



                                                                          International    International     Marsico
                                               Growth-     High-Yield      Diversified      Growth and       Focused
                                               Income         Bond          Equities          Income         Growth
                                             Portfolio     Portfolio       Portfolio         Portfolio      Portfolio
                                              (Class 1)    (Class 1)       (Class 1)         (Class 1)      (Class 1)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   (892,538)  $  6,945,399   $    1,403,938   $    1,536,129   $  (196,937)

   Net realized gains (losses)               (8,480,352)    (7,619,070)         996,692       (2,813,165)   (1,495,633)
   Change in net unrealized appreciation
      (depreciation) of investments          22,655,686     11,092,592          800,976        4,055,296     4,129,033
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                       13,282,796     10,418,921        3,201,606        2,778,260     2,436,463
                                           ----------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 483,001        742,917          304,992          233,055        27,206
   Cost of units redeemed                   (19,828,067)   (15,332,719)      (8,389,361)      (8,931,354)   (2,827,155)
   Net transfers                             (5,196,390)      (640,675)      (1,862,422)      (2,792,049)     (988,461)
   Contract maintenance charge                 (103,157)       (34,014)         (28,972)         (34,120)       (8,524)
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (24,644,613)   (15,264,491)      (9,975,763)     (11,524,468)   (3,796,934)
                                           ----------------------------------------------------------------------------

Increase (decrease) in net assets           (11,361,817)    (4,845,570)      (6,774,157)      (8,746,208)   (1,360,471)
Net assets at beginning of period           161,401,177     91,538,604       64,426,394       71,179,908    18,645,644
                                           ----------------------------------------------------------------------------
Net assets at end of period                $150,039,360   $ 86,693,034   $   57,652,237   $   62,433,700   $17,285,173
                                           ============================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    19,869         35,661           25,277           18,498         2,742
   Units redeemed                              (826,258)      (739,725)        (691,388)        (702,534)     (268,396)
   Units transferred                           (220,283)       (45,287)        (168,994)        (220,607)      (95,484)
                                           ----------------------------------------------------------------------------
Increase (decrease) in units outstanding     (1,026,672)      (749,351)        (835,105)        (904,643)     (361,138)
Beginning units                               6,654,865      4,656,578        5,137,601        5,364,931     1,822,557
                                           ----------------------------------------------------------------------------
Ending units                                  5,628,193      3,907,227        4,302,496        4,460,288     1,461,419
                                           ============================================================================


                                                MFS
                                           Massachusetts      MFS
                                             Investors       Total         Mid-Cap        Real
                                               Trust         Return        Growth        Estate        Technology
                                             Portfolio      Portfolio     Portfolio     Portfolio       Portfolio
                                             (Class 1)      (Class 1)     (Class 1)     (Class 1)       (Class 1)
                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $     (359,875)  $  2,455,720   $  (624,870)  $   124,808   $  (171,881)

   Net realized gains (losses)                   (115,723)    (3,965,308)   (2,072,183)   (6,071,847)     (659,731)
   Change in net unrealized appreciation
      (depreciation) of investments             5,579,319     16,529,588    11,317,761    11,773,950     2,515,510
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                          5,103,721     15,020,000     8,620,708     5,826,911     1,683,898
                                           -----------------------------------------------------------------------
From capital transactions:
   Net proceeds from units sold                   244,043        555,063       202,902        87,331        56,689
   Cost of units redeemed                      (9,977,203)   (28,663,459)   (6,855,000)   (5,220,320)   (1,616,992)
   Net transfers                               (1,219,771)    (6,760,196)      339,167       281,098    (1,105,553)
   Contract maintenance charge                    (38,040)       (93,985)      (27,047)      (17,016)       (5,673)
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions              (10,990,971)   (34,962,577)   (6,339,978)   (4,868,907)   (2,671,529)
                                           -----------------------------------------------------------------------

Increase (decrease) in net assets              (5,887,250)   (19,942,577)    2,280,730       958,004      (987,631)
Net assets at beginning of period              66,226,571    205,782,136    43,422,346    35,267,388    12,983,385
                                           -----------------------------------------------------------------------
Net assets at end of period                $   60,339,321   $185,839,559   $45,703,076   $36,225,392   $11,995,754
                                           =======================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      11,327         21,281        19,584         4,322        26,975
   Units redeemed                                (474,597)    (1,105,388)     (674,531)     (254,316)     (761,709)
   Units transferred                              (61,519)      (263,375)      (14,952)        5,989      (653,654)
                                           -----------------------------------------------------------------------
Increase (decrease) in units outstanding         (524,789)    (1,347,482)     (669,899)     (244,005)   (1,388,388)
Beginning units                                 3,136,517      8,051,986     4,479,793     1,874,898     6,314,247
                                           -----------------------------------------------------------------------
Ending units                                    2,611,728      6,704,504     3,809,894     1,630,893     4,925,859
                                           =======================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                            Total
                                             Telecom       Return       Aggressive     Alliance
                                             Utility        Bond          Growth        Growth       Balanced
                                            Portfolio     Portfolio      Portfolio     Portfolio     Portfolio
                                            (Class 1)     (Class 1)      (Class 2)     (Class 2)     (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   214,382   $    951,655   $   (61,656)  $  (246,406)  $    19,057

   Net realized gains (losses)                (486,026)       729,951      (114,055)    1,116,239       183,218
   Change in net unrealized appreciation
      (depreciation) of investments          2,033,018      1,454,446       855,696     1,251,976       674,081
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                       1,761,374      3,136,052       679,985     2,121,809       876,356
                                           --------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 41,067        516,314         9,127        52,695        36,614
   Cost of units redeemed                   (2,451,803)   (11,141,204)     (686,676)   (4,620,967)   (1,537,762)
   Net transfers                              (728,186)    15,681,720       (13,550)   (1,298,009)       67,424
   Contract maintenance charge                  (9,407)       (28,262)       (1,222)       (8,879)       (2,946)
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (3,148,329)     5,028,568      (692,321)   (5,875,160)   (1,436,670)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets           (1,386,955)     8,164,620       (12,336)   (3,753,351)     (560,314)
Net assets at beginning of period           18,344,257     65,207,913     4,144,577    32,274,906    10,026,950
                                           --------------------------------------------------------------------
Net assets at end of period                $16,957,302   $ 73,372,533   $ 4,132,241   $28,521,555   $ 9,466,636
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    2,961         19,504           760         1,812         2,330
   Units redeemed                             (169,056)      (423,999)      (60,524)     (157,732)     (100,892)
   Units transferred                           (53,743)       596,073        (1,721)      (44,097)        3,644
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding      (219,838)       191,578       (61,485)     (200,017)      (94,918)
Beginning units                              1,265,801      2,577,207       378,666     1,084,271       671,755
                                           --------------------------------------------------------------------
Ending units                                 1,045,963      2,768,785       317,181       884,254       576,837
                                           ====================================================================

                                                                                                      Davis
                                           Blue Chip      Capital       Cash        Corporate        Venture
                                            Growth        Growth      Management      Bond            Value
                                           Portfolio     Portfolio    Portfolio     Portfolio       Portfolio
                                           (Class 2)     (Class 2)    (Class 2)     (Class 2)       (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $  (58,816)  $  (39,875)  $   (468,615)  $ 1,829,463   $   (798,896)

   Net realized gains (losses)                 67,952      123,217       (812,764)    1,624,722       (122,642)
   Change in net unrealized appreciation
      (depreciation) of investments           391,657       82,440        696,666       113,182      8,796,209
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                        400,793      165,782       (584,713)    3,567,367      7,874,671
                                           --------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 2,830        4,947        378,000        91,443        188,786
   Cost of units redeemed                    (642,838)    (462,681)   (13,879,456)   (8,204,000)   (13,730,207)
   Net transfers                               81,539     (169,441)     5,029,222       424,121     (2,803,808)
   Contract maintenance charge                 (1,250)        (743)        (8,388)       (6,210)       (20,379)
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions             (559,719)    (627,918)    (8,480,622)   (7,694,646)   (16,365,608)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets            (158,926)    (462,136)    (9,065,335)   (4,127,279)    (8,490,937)
Net assets at beginning of period           4,515,802    2,785,753     34,903,610    42,571,679     92,523,475
                                           --------------------------------------------------------------------
Net assets at end of period                $4,356,876   $2,323,617   $ 25,838,275   $38,444,400   $ 84,032,538
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     512          684         28,859         4,022          5,841
   Units redeemed                            (114,225)     (67,182)    (1,051,318)     (361,705)      (427,192)
   Units transferred                           12,340      (23,884)       380,269        17,180        (88,439)
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding     (101,373)     (90,382)      (642,190)     (340,503)      (509,790)
Beginning units                               792,233      405,486      2,618,132     1,979,008      2,890,453
                                           --------------------------------------------------------------------
Ending units                                  690,860      315,104      1,975,942     1,638,505      2,380,663
                                           ====================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                            "Dogs" of
                                              Wall         Emerging       Equity          Foreign     Fundamental
                                             Street         Markets    Opportunities       Value        Growth
                                            Portfolio      Portfolio     Portfolio       Portfolio     Portfolio
                                            (Class 2)      (Class 2)     (Class 2)       (Class 2)     (Class 2)
                                           ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $    68,950   $   (36,610)  $      (72,995)  $    84,970   $    (50,561)

   Net realized gains (losses)                (668,080)     (262,678)        (880,211)     (390,510)        29,704
   Change in net unrealized appreciation
      (depreciation) of investments          1,523,373     2,061,784        1,942,485       468,392        434,323
                                           ------------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                         924,243     1,762,496          989,279       162,852        413,466
                                           ------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                  2,288        29,528           12,828       179,625          2,490
   Cost of units redeemed                   (1,306,379)   (2,059,143)      (1,477,728)   (5,587,517)      (606,117)
   Net transfers                               (64,874)      168,004         (202,588)     (404,431)        85,532
   Contract maintenance charge                  (1,984)       (2,879)          (2,099)       (7,374)        (1,020)
                                           ------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (1,370,949)   (1,864,490)      (1,669,587)   (5,819,697)      (519,115)
                                           ------------------------------------------------------------------------

Increase (decrease) in net assets             (446,706)     (101,994)        (680,308)   (5,656,845)      (105,649)
Net assets at beginning of period            7,348,853    12,935,073        7,683,010    40,616,081      3,428,999
                                           ------------------------------------------------------------------------
Net assets at end of period                $ 6,902,147   $12,833,079   $    7,002,702   $34,959,236   $  3,323,350
                                           ========================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      202         1,390              767        11,434            157
   Units redeemed                             (118,047)     (103,261)         (89,014)     (348,730)       (40,161)
   Units transferred                            (7,591)        4,263          (11,904)      (31,456)         4,998
                                           ------------------------------------------------------------------------
Increase (decrease) in units outstanding      (125,436)      (97,608)        (100,151)     (368,752)       (35,006)
Beginning units                                690,646       659,530          481,438     2,430,323        222,395
                                           ------------------------------------------------------------------------
Ending units                                   565,210       561,922          381,287     2,061,571        187,389
                                           ========================================================================

                                                                                                        High-
                                             Global        Global         Growth         Growth         Yield
                                              Bond        Equities     Opportunities     -Income        Bond
                                           Portfolio      Portfolio      Portfolio      Portfolio     Portfolio
                                            (Class 2)     (Class 2)      (Class 2)      (Class 2)     (Class 2)
                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   364,358   $     1,350   $      (71,039)  $   (81,412)  $ 1,532,408

   Net realized gains (losses)                 489,144        81,173          189,449      (302,572)       84,027
   Change in net unrealized appreciation
      (depreciation) of investments           (202,308)      798,756          819,418     1,276,154       763,875
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                         651,194       881,279          937,828       892,170     2,380,310
                                           -----------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 60,154        14,675            9,554        11,111        23,144
   Cost of units redeemed                   (2,911,060)   (1,123,583)        (711,501)   (1,499,420)   (4,699,500)
   Net transfers                               729,861       264,380           79,480      (338,144)     (635,027)
   Contract maintenance charge                  (2,106)       (1,715)          (1,050)       (3,418)       (3,335)
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (2,123,151)     (846,243)        (623,517)   (1,829,871)   (5,314,718)
                                           -----------------------------------------------------------------------

Increase (decrease) in net assets           (1,471,957)       35,036          314,311      (937,701)   (2,934,408)
Net assets at beginning of period           16,169,165     7,833,355        4,632,616    11,325,724    22,246,264
                                           -----------------------------------------------------------------------
Net assets at end of period                $14,697,208   $ 7,868,391   $    4,946,927   $10,388,023   $19,311,856
                                           =======================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    2,768           796            1,839           443         1,116
   Units redeemed                             (133,601)      (59,752)        (133,514)      (63,095)     (230,475)
   Units transferred                            32,584        13,960           12,773       (13,782)      (34,918)
                                           -----------------------------------------------------------------------
Increase (decrease) in units outstanding       (98,249)      (44,996)        (118,902)      (76,434)     (264,277)
Beginning units                                754,806       421,316          941,439       469,037     1,150,553
                                           -----------------------------------------------------------------------
Ending units                                   656,557       376,320          822,537       392,603       886,276
                                           =======================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)



                                      International                                                  MFS
                                       Diversified      International                           Massachusetts
                                        Equities          Growth and       Marsico Focused     Investors Trust     MFS Total Return
                                        Portfolio      Income Portfolio    Growth Portfolio       Portfolio           Portfolio
                                        (Class 2)         (Class 2)           (Class 2)           (Class 2)           (Class 2)
                                     -----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment
  income (loss)                      $      629,181   $         267,757   $        (238,890)  $       (101,459)   $         665,485

  Net realized
   gains (losses)                           313,207          (1,266,488)           (854,488)           790,841           (1,393,584)
  Change in net
   unrealized appreciation
   (depreciation) of
   investments                              635,557           1,502,236           3,730,169            471,344            5,275,927
                                      ---------------------------------------------------------------------------------------------
  Increase (decrease) in
   net assets from
   operations                             1,577,945             503,505           2,636,791          1,160,726            4,547,828
                                      ---------------------------------------------------------------------------------------------
From capital
 transactions:
 Net proceeds
  from units sold                           109,531              23,251              31,197             62,756              247,942
 Cost of units
  redeemed                               (3,706,202)         (2,162,641)         (2,950,677)        (2,069,304)         (10,240,019)
 Net transfers                             (496,682)             24,516            (908,356)          (261,752)            (438,208)
  Contract maintenance charge                (6,268)             (2,570)             (3,502)            (3,076)             (14,473)
                                     ----------------------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from
  capital transactions                   (4,099,621)         (2,117,444)         (3,831,338)        (2,271,376)         (10,444,758)
                                     ----------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (2,521,676)         (1,613,939)         (1,194,547)        (1,110,650)          (5,896,930)
Net assets at beginning of period        30,021,823          13,799,411          20,351,645         14,828,965           63,751,431
                                     ----------------------------------------------------------------------------------------------
Net assets at end of period          $   27,500,147   $      12,185,472   $      19,157,098   $     13,718,315    $      57,854,501
                                     ==============================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                   8,903               1,833               3,068              2,998                9,716
 Units redeemed                            (307,564)           (170,888)           (284,473)           (98,636)            (394,943)
 Units transferred                          (44,107)                474             (90,564)           (13,299)             (18,098)
                                     ----------------------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                      (342,768)           (168,581)           (371,969)          (108,937)            (403,325)
Beginning units                           2,427,191           1,046,103           2,015,612            708,044            2,504,856
                                     ----------------------------------------------------------------------------------------------
Ending units                              2,084,423             877,522           1,643,643            599,107            2,101,531
                                     ==============================================================================================

                                       Mid-Cap Growth    Real Estate    Small & Mid Cap    Technology    Telecom Utility
                                         Portfolio        Portfolio     Value Portfolio    Portfolio        Portfolio
                                         (Class 2)        (Class 2)        (Class 2)       (Class 2)        (Class 2)
                                      ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment
   income (loss)                       $      (316,140)  $     15,060   $       (349,970)  $   (63,124)  $         26,110

  Net realized
   gains (losses)                              809,515     (1,936,133)            53,168       145,426           (192,303)
  Change in net
   unrealized appreciation
   (depreciation) of
   investments                               3,818,638      3,724,930          6,002,684       571,733            422,985
                                       ----------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from
  operations                                 4,312,013      1,803,857          5,705,882       654,035            256,792
                                       ----------------------------------------------------------------------------------
From capital
 transactions:
 Net proceeds
  from units sold                              28,669         23,637            132,656         7,402              1,178
 Cost of units
  redeemed                                 (2,991,158)    (1,818,468)        (4,311,209)     (710,094)          (640,576)
 Net transfers                               (240,148)       470,116           (381,981)      (12,275)           (55,591)
  Contract maintenance charge                  (5,668)        (2,737)            (5,468)       (1,323)              (833)
                                       ---------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from
  capital transactions                     (3,208,305)    (1,327,452)        (4,566,002)     (716,290)          (695,822)
                                       ---------------------------------------------------------------------------------
Increase (decrease) in net assets           1,103,708        476,405          1,139,880       (62,255)          (439,030)
Net assets at beginning of period          20,869,437     10,789,261         26,447,744     4,258,272          2,902,835
                                      ----------------------------------------------------------------------------------
Net assets at end of period           $    21,973,145   $ 11,265,666   $     27,587,624   $ 4,196,017   $      2,463,805
                                      ==================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
 Units sold                                     2,841          1,160              7,396         3,463                 80
 Units redeemed                              (293,854)       (90,767)          (239,898)     (335,066)           (45,117)
 Units transferred                            (25,573)        23,169            (18,949)      (18,486)            (3,914)
                                      ----------------------------------------------------------------------------------
 Increase (decrease)
  in units outstanding                       (316,586)       (66,438)          (251,451)     (350,089)           (48,951)
Beginning units                             2,160,082        582,785          1,604,202     2,103,021            204,034
                                      ----------------------------------------------------------------------------------
Ending units                                1,843,496        516,347          1,352,751     1,752,932            155,083
                                      ==================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                      Total Return    Aggressive     Alliance       American Funds     American Funds
                                          Bond          Growth        Growth       Asset Allocation    Global Growth
                                       Portfolio      Portfolio      Portfolio      SAST Portfolio     SAST Portfolio
                                       (Class 2)      (Class 3)      (Class 3)        (Class 3)          (Class 3)
                                     -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment
  income (loss)                        $     261,154   $  (197,373)  $ (1,263,933)  $      (126,280)  $    (1,509,614)

 Net realized
  gains (losses)                           1,200,857    (1,179,007)     1,522,817          (968,232)       (2,286,452)
 Change in net
  unrealized appreciation
  (depreciation)
  of investments                            (329,830)    3,610,621      9,756,609         7,588,394        26,394,978
                                       ------------------------------------------------------------------------------
  Increase (decrease)
  in net assets
  from operations                          1,132,181     2,234,241     10,015,493         6,493,882        22,598,912
                                       ------------------------------------------------------------------------------

From capital transactions:
 Net proceeds
  from units sold                            247,388     2,237,043      2,214,492        16,117,947        68,341,177
 Cost of
  units redeemed                          (4,422,609)   (1,315,240)   (15,636,515)       (2,781,257)       (8,889,876)
 Net transfers                             3,735,593       663,787     (5,318,865)        9,040,037        27,129,264
  Contract maintenance
  charge                                     (2,542)       (3,280)       (33,637)           (5,394)          (18,059)
                                      -------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions                     (442,170)    1,582,310    (18,774,525)       22,371,333        86,562,506
                                      ------------------------------------------------------------------------------

Increase (decrease)
 in net assets                              690,011     3,816,551     (8,759,032)       28,865,215       109,161,418
Net assets at
 beginning of period                     22,293,889    11,314,343    142,097,641        44,109,234       139,541,556
                                      ------------------------------------------------------------------------------
Net assets at
 end of period                        $  22,983,900   $15,130,894   $133,338,609   $    72,974,449   $   248,702,974
                                      ==============================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                   9,581       245,218        117,618         1,713,659         6,666,694
 Units redeemed                            (170,337)     (117,018)      (546,045)         (293,802)         (868,501)
 Units transferred                          148,147        54,452       (178,447)          973,906         2,703,799
                                     -------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                       (12,609)      182,652       (606,874)        2,393,763         8,501,992
Beginning units                             894,912     1,056,984      4,922,220         4,783,166        13,647,633
                                     -------------------------------------------------------------------------------
Ending units                                882,303     1,239,636      4,315,346         7,176,929        22,149,625
                                     ===============================================================================

                                      American Funds    American Funds
                                       Growth SAST      Growth-Income      Balanced        Blue Chip            Capital
                                        Portfolio       SAST Portfolio    Portfolio     Growth Portfolio    Growth Portfolio
                                        (Class 3)         (Class 3)       (Class 3)        (Class 3)           (Class 3)
                                     ----------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment
  income (loss)                        $    (2,247,618)  $     (809,648)  $    55,945   $        (398,999)  $        (772,234)
 Net realized
  gains (losses)                            (5,722,879)      (4,762,165)     (220,241)            137,790          (2,068,773)
 Change in net
  unrealized appreciation
  (depreciation)
   of investments                            36,162,789      20,730,552     2,207,363           4,363,275           6,397,770
                                      ---------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets
  from operations                           28,192,292       15,158,739     2,043,067           4,102,066           3,556,763
                                      ---------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                           30,318,091       16,217,551     4,547,326          15,730,738             290,045
 Cost of
  units redeemed                            (8,605,534)      (8,782,255)   (2,635,572)         (1,986,618)         (3,226,916)
 Net transfers                              2,968,784         2,930,279     3,792,306           6,883,394            (139,271)
  Contract maintenance
  charge                                       (19,383)         (19,808)       (3,797)             (3,149)             (8,013)
                                      ---------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions                      24,661,958       10,345,767     5,700,263          20,624,365          (3,084,155)
                                      ---------------------------------------------------------------------------------------
Increase (decrease)in net assets           52,854,250        25,504,506     7,743,330          24,726,431             472,608
Net assets at beginning of period         149,351,933       146,800,095    17,878,194          17,219,970          49,854,080
                                      ---------------------------------------------------------------------------------------
Net assets at end of period           $   202,206,183   $   172,304,601   $25,621,524   $      41,946,401   $      50,326,688
                                      =======================================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                3,305,845         1,867,772       380,371           2,199,486              40,157
  Units redeemed                             (942,762)       (1,023,844)     (174,966)           (313,632)           (480,877)
  Units transferred                           401,101           403,300       262,869           1,032,665              13,872
                                      --------------------------------------------------------------------------------------
Increase (decrease)
  in units outstanding                     2,764,184         1,247,228       468,274           2,918,519            (426,848)
Beginning units                           16,955,375        17,222,295     1,237,281           2,912,641           7,199,601
                                      --------------------------------------------------------------------------------------
Ending units                              19,719,559        18,469,523     1,705,555           5,831,160           6,772,753
                                      ======================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                      Cash Management    Corporate Bond     Davis Venture      "Dogs" of Wall      Emerging Markets
                                         Portfolio         Portfolio       Value Portfolio    Street Portfolio        Portfolio
                                         (Class 3)         (Class 3)          (Class 3)          (Class 3)            (Class 3)
                                     -----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)        $     (3,241,865)  $    23,098,884   $     (4,817,599)  $         196,105    $        (484,917)
 Net realized gains (losses)               (7,033,894)       10,602,012        (17,488,881)         (1,985,164)         (30,957,978)
 Change in net
 unrealized appreciation
 (depreciation) of investments              6,050,245         7,000,147         69,415,711           4,029,461           54,223,313
                                     -----------------------------------------------------------------------------------------------
 Increase (decrease) in net
  assets from operations                   (4,225,514)       40,701,043         47,109,231           2,240,402           22,780,418
                                     -----------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from units sold             23,444,169        50,308,584         38,359,500           3,390,214           14,691,088
  Cost of units redeemed                  (95,184,359)      (50,224,820)       (47,416,702)         (1,470,435)         (13,241,310)
  Net transfers                            20,884,448        30,443,789            (24,568)          5,234,844            3,753,700
  Contract maintenance charge                 (42,487)          (70,509)           (87,417)             (2,481)             (24,753)
                                     -----------------------------------------------------------------------------------------------
   Increase (decrease)
    in net assets from
    capital transactions                  (50,898,229)       30,457,044         (9,169,187)          7,152,142            5,178,725
                                     -----------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (55,123,743)       71,158,087         37,940,044           9,392,544           27,959,143
Net assets at
beginning of period                       236,878,333       459,737,070        471,246,641          12,612,965          138,954,707
                                     ----------------------------------------------------------------------------------------------
Net assets at end of period          $    181,754,590   $   530,895,157   $    509,186,685   $      22,005,509    $     166,913,850
                                     ==============================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                 2,069,765         2,959,736          2,666,606             329,350              946,719
 Units redeemed                            (7,337,086)       (2,295,952)        (1,564,630)           (132,881)            (682,798)
 Units transferred                          1,563,134         1,736,909            653,024             470,062              245,932
                                     ----------------------------------------------------------------------------------------------
Increase (decrease)
  in units outstanding                     (3,704,187)        2,400,693          1,755,000             666,531              509,853
Beginning units                            18,042,688        22,342,572         15,849,454           1,203,938            7,359,645
                                     ----------------------------------------------------------------------------------------------
Ending units                               14,338,501        24,743,265         17,604,454           1,870,469            7,869,498
                                     ==============================================================================================
                                            Equity
                                        Opportunities    Foreign Value      Fundamental       Global Bond    Global Equities
                                          Portfolio        Portfolio      Growth Portfolio     Portfolio        Portfolio
                                          (Class 3)        (Class 3)         (Class 3)         (Class 3)        (Class 3)
                                       ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)          $     (353,241)  $    1,143,630   $      (1,236,048)  $  3,431,758   $        (11,579)
 Net realized
  gains (losses)                           (3,957,375)      (7,263,986)         (3,243,549)     3,283,192           (486,461)
 Change in net
  unrealized appreciation
  (depreciation) of investments             8,637,813       14,919,696          15,660,740     (1,330,768)         3,187,811
                                       -------------------------------------------------------------------------------------
  Increase (decrease)
   in net assets
   from operations                          4,327,197        8,799,340          11,181,143      5,384,182          2,689,771
                                       -------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds from units sold                 966,011       66,669,883             920,894     19,864,445          3,042,021
 Cost of units redeemed                    (5,449,267)     (31,547,416)         (4,719,303)   (14,776,618)        (2,579,536)
 Net transfers                             (1,154,196)      33,079,329          (3,465,401)    14,174,367          1,820,687
 Contract maintenance charge                   (6,221)         (60,981)            (12,623)       (15,810)            (3,372)
                                       -------------------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                  (5,643,673)      68,140,815          (7,276,433)    19,246,384          2,279,800
                                       -------------------------------------------------------------------------------------
Increase (decrease)
 in net assets                             (1,316,476)      76,940,155           3,904,710     24,630,566          4,969,571
Net assets at
 beginning of period                       32,677,771      311,034,623          77,863,955    130,721,653         21,171,000
                                       -------------------------------------------------------------------------------------
Net assets at end of period            $   31,361,295   $  387,974,778   $      81,768,665   $155,352,219   $     26,140,571
                                       =====================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    92,163        5,681,594              80,671      1,249,014            259,389
 Units redeemed                              (332,259)      (2,061,468)           (318,459)      (705,160)          (143,046)
 Units transferred                            (67,431)       2,909,450            (198,722)       844,006            113,940
                                       -------------------------------------------------------------------------------------
Increase (decrease) in  units
 outstanding                                 (307,527)       6,529,576            (436,510)     1,387,860            230,283
Beginning units                             2,079,729       19,373,532           5,370,746      6,438,287          1,216,039
                                       -------------------------------------------------------------------------------------
Ending units                                1,772,202       25,903,108           4,934,236      7,826,147          1,446,322
                                       =====================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                         Growth                                              International        International
                                      Opportunities    Growth-Income    High-Yield Bond       Diversified           Growth and
                                        Portfolio        Portfolio         Portfolio       Equities Portfolio    Income Portfolio
                                        (Class 3)        (Class 3)         (Class 3)           (Class 3)            (Class 3)
                                     --------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment  income (loss)       $   (1,269,883)  $     (112,946)  $      8,129,200   $         4,367,019   $       4,620,426
 Net realized
  gains (losses)                            352,636         (879,858)         3,158,078               145,759         (25,400,928)
 Change in net unrealized
  appreciation
  (depreciation) of investments          18,932,017        2,292,934             42,420             7,516,926          32,330,570
                                     --------------------------------------------------------------------------------------------
  Increase (decrease) in
    net assets from operations           18,014,770        1,300,130         11,329,698            12,029,704          11,550,068
                                     --------------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds from units sold            26,148,388        1,719,587          9,407,090             4,845,742           3,119,483
 Cost of units redeemed                  (4,973,921)      (1,520,961)       (14,813,492)          (19,792,601)        (15,388,213)
 Net transfers                            4,563,790          (31,020)        (2,646,959)           (2,055,868)          1,926,030
 Contract maintenance charge                 (9,654)          (3,065)           (13,179)              (46,115)            (34,174)
                                      --------------------------------------------------------------------------------------------
    Increase (decrease) in
      net assets from capital
      transactions                       25,728,603          164,541         (8,066,540)          (17,048,842)        (10,376,874)
                                     --------------------------------------------------------------------------------------------

Increase (decrease) in net assets        43,743,373        1,464,671          3,263,158            (5,019,138)          1,173,194
Net assets at beginning of period        63,797,232       13,677,065         96,956,685           209,558,687         214,161,986
                                     --------------------------------------------------------------------------------------------
Net assets at end of period          $  107,540,605   $   15,141,736   $    100,219,843   $       204,539,549   $     215,335,180
                                     ===========================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                               3,888,310          142,672            727,121               449,236             305,936
 Units redeemed                            (910,228)         (65,153)          (752,847)           (1,668,219)         (1,256,639)
 Units transferred                          554,908            4,708           (101,915)             (155,985)            285,488
                                     --------------------------------------------------------------------------------------------
 Increase (decrease) in  units
  outstanding                             3,532,990           82,227           (127,641)           (1,374,968)           (665,215)

Beginning units                          12,605,872          598,674          5,240,017            17,247,631          17,071,094
                                     --------------------------------------------------------------------------------------------
Ending units                             16,138,862          680,901          5,112,376            15,872,663          16,405,879
                                     ===========================================================================================

                                                                MFS
                                                           Massachusetts
                                      Marsico Focused     Investors Trust       MFS Total            Mid-Cap         Real Estate
                                      Growth Portfolio       Portfolio       Return Portfolio    Growth Portfolio     Portfolio
                                         (Class 3)           (Class 3)          (Class 3)           (Class 3)         (Class 3)
                                     -------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
   income (loss)                     $        (580,033)  $       (787,310)  $       2,288,155   $      (1,098,207)  $    247,152

Net realized gains (losses)                 (2,435,552)         1,072,699          (9,202,437)          1,786,831    (18,995,112)
Change in net unrealized
  appreciation
    (depreciation) of investments           10,179,956         12,075,025          23,297,126          14,785,226     43,752,723
                                     -------------------------------------------------------------------------------------------
    Increase (decrease) in
       net assets from operations            7,164,371         12,360,414          16,382,844          15,473,850     25,004,763
                                     -------------------------------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                11,779,581         37,050,286           9,441,262          11,590,449     25,370,628
Cost of units redeemed                      (3,170,248)        (8,353,913)        (30,398,475)         (7,813,532)   (11,662,396)
Net transfers                                4,524,975         16,497,550           2,851,703           1,246,211      7,558,176
Contract maintenance charge                     (5,393)           (13,055)            (41,164)            (14,571)       (25,314)
                                     -------------------------------------------------------------------------------------------
    Increase (decrease) in
      net assets from capital
     transactions                           13,128,915         45,180,868         (18,146,674)          5,008,557     21,241,094
                                     -------------------------------------------------------------------------------------------
Increase (decrease) in net assets           20,293,286         57,541,282          (1,763,830)         20,482,407     46,245,857
Net assets at beginning of period           36,073,909         89,091,011         219,873,060          63,773,990    137,825,012
                                     -------------------------------------------------------------------------------------------
Net assets at end of period          $      56,367,195   $    146,632,293   $     218,109,230   $      84,256,397   $184,070,869
                                     ===========================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                   1,177,649          2,687,667             648,496           1,122,951      2,238,345
Units redeemed                                (307,935)          (440,389)         (1,191,903)           (772,131)      (645,589)
Units transferred                              474,919          1,260,998             169,684             119,116        791,358
                                     -------------------------------------------------------------------------------------------
Increase (decrease) in units
 outstanding                                 1,344,633          3,508,276            (373,723)            469,936      2,384,114
Beginning units                              3,632,045          4,701,819           8,926,199           6,660,269      8,379,425
                                     -------------------------------------------------------------------------------------------
Ending units                                 4,976,678          8,210,095           8,552,476           7,130,205     10,763,539
                                     ===========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                      Small & Mid
                                       Cap Value      Small Company     Technology    Telecom Utility    Total Return Bond
                                       Portfolio     Value Portfolio    Portfolio        Portfolio           Portfolio
                                       (Class 3)        (Class 3)       (Class 3)        (Class 3)           (Class 3)
                                     -------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment
  income (loss)                      $ (4,767,881)  $     (1,196,945)  $  (339,193)  $        103,789   $        3,890,455
 Net realized
  gains (losses)                       (2,811,100)        (2,243,571)   (1,452,139)          (110,783)           5,302,602
 Change in net unrealized
  appreciation
  (depreciation) of investments        84,457,372         29,949,214     5,004,093          1,011,391             (592,821)
                                     --------------------------------------------------------------------------------------
    Increase (decrease)
     in net assets
     from operations                   76,878,391         26,508,698     3,212,761          1,004,397            8,600,236
                                     --------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                      50,569,029         27,136,807     1,083,889          1,383,006          114,184,439
 Cost of units redeemed               (32,348,303)        (6,656,103)   (3,843,423)        (1,002,691)         (17,444,707)
 Net transfers                          5,844,991             (8,438)    1,000,479              3,914           83,490,170
 Contract maintenance charge              (61,017)           (13,938)       (4,060)            (1,320)             (21,212)
                                     --------------------------------------------------------------------------------------
    Increase (decrease)
    in net assets from
   capital transactions                24,004,700         20,458,328    (1,763,115)           382,909          180,208,690
                                     -------------------------------------------------------------------------------------
Increase (decrease) in net assets     100,883,091         46,967,026     1,449,646          1,387,306          188,808,926
Net assets at beginning of period     302,277,240         89,250,212    20,975,066          8,697,071          194,108,866
                                     -------------------------------------------------------------------------------------
Net assets at end of period          $403,160,331   $    136,217,238   $22,424,712   $     10,084,377   $      382,917,792
                                     =====================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                              3,654,120          3,098,927       292,959            110,410            6,713,325
Units redeemed                         (1,860,511)          (787,454)   (1,864,250)           (70,871)            (779,578)
Units transferred                         772,394            120,711       285,124               (634)           4,331,591
                                     -------------------------------------------------------------------------------------
Increase (decrease)
   in units outstanding                 2,566,003          2,432,184    (1,286,167)            38,905           10,265,338
Beginning units                        19,141,352         11,356,383    10,306,892            624,975            8,830,184
                                     -------------------------------------------------------------------------------------
Ending units                           21,707,355         13,788,567     9,020,725            663,880           19,095,522
                                     =====================================================================================

                                       Invesco Van                       Invesco Van
                                       Kampen V.I.       Invesco Van     Kampen V.I.     Diversified
                                      Capital Growth     Kampen V.I.     Growth and     International     Equity Income
                                           Fund         Comstock Fund    Income Fund       Account            Account
                                       (Series II)       (Series II)     (Series II)      (Class 1)           (Class 1)
                                     -----------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
  income (loss)                      $      (364,525)  $   (3,560,532)  $ (6,434,856)  $         (188)  $              429,800

Net realized
  gains (losses)                           1,390,207       (6,679,978)    (5,560,193)        (702,357)                (661,486)
Change in net unrealized
  appreciation
    (depreciation) of investments          2,568,982       44,596,271     59,241,392          950,617                3,653,853
                                     -----------------------------------------------------------------------------------------
   Increase (decrease)
    in net assets
    from operations                        3,594,664       34,355,761     47,246,343          248,072                3,422,167
                                     -----------------------------------------------------------------------------------------
From capital transactions:
Net proceeds
   from units sold                         1,444,848       38,302,060     46,822,162            8,957                    5,250
Cost of units redeemed                    (3,884,714)     (29,367,210)   (44,313,226)        (428,144)              (3,258,660)
Net transfers                             (3,193,012)       6,389,987      8,020,740         (138,473)                (617,200)
Contract maintenance charge                   (6,776)         (66,589)       (98,600)            (416)                  (5,897)
                                     -----------------------------------------------------------------------------------------
    Increase (decrease)
    in net assets from
   capital transactions                   (5,639,654)      15,258,248     10,431,076         (558,076)              (3,876,507)
                                     -----------------------------------------------------------------------------------------
Increase (decrease) in net assets         (2,044,990)      49,614,009     57,677,419         (310,004)                (454,340)
Net assets at beginning of period         25,763,129      234,069,034    425,361,561        2,814,443               26,297,778
                                     -----------------------------------------------------------------------------------------
Net assets at end of period          $    23,718,139   $  283,683,043   $483,038,980   $    2,504,439   $           25,843,438
                                     =========================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
 Units sold                                  142,093        3,886,344      4,316,882            1,572                      590
 Units redeemed                             (407,218)      (2,648,939)    (3,514,236)         (71,546)                (373,534)
 Units transferred                          (357,892)         800,748      1,075,713          (25,824)                 (70,818)
                                     -----------------------------------------------------------------------------------------
 Increase (decrease)
   in units outstanding                     (623,017)       2,038,153      1,878,359          (95,798)                (443,762)
Beginning units                            2,817,633       21,815,548     34,206,154          473,099                3,133,789
                                     -----------------------------------------------------------------------------------------
Ending units                               2,194,616       23,853,701     36,084,513          377,301                2,690,027
                                     =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                      Government &                   LargeCap     LargeCap      MidCap        Money
                                      High Quality      Income        Blend        Growth       Blend         Market
                                      Bond Account     Account      Account II    Account      Account       Account
                                       (Class 1)      (Class 1)     (Class 1)    (Class 1)    (Class 1)     (Class 1)
                                     ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
  income (loss)                      $      96,101   $   553,208   $    31,450   $  (9,665)  $    30,745   $   (72,001)

Net realized
  gains (losses)                           (61,141)      (86,677)     (649,950)     26,871      (594,797)            -
Change in net unrealized
  appreciation
    (depreciation) of investments          204,135       315,375       972,481      86,230     1,215,927             -
                                     ----------------------------------------------------------------------------------
    Increase (decrease)
  in net assets from
  operations                               239,095       781,906       353,981     103,436       651,875       (72,001)
                                     ----------------------------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                             6,577        84,969           434           -            71      118,988
 Cost of units redeemed                  (1,410,057)   (2,251,588)     (753,161)   (202,221)     (998,941)  (1,624,030)
 Net transfers                              (40,473)      202,156        33,610      21,040       (95,189)    (676,144)
 Contract maintenance charge                 (2,331)       (1,848)       (1,216)       (486)         (800)      (2,254)
                                      ----------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions                  (1,446,284)   (1,966,311)     (720,333)   (181,667)   (1,094,859)   (2,183,440)
                                     ---------------------------------------------------------------------------------
Increase (decrease) in net assets       (1,207,189)   (1,184,405)     (366,352)    (78,231)     (442,984)   (2,255,441)
Net assets at beginning of period        6,250,179    12,072,823     3,786,791     745,861     3,551,253     6,239,662
                                     ---------------------------------------------------------------------------------
Net assets at end of period          $   5,042,990   $10,888,418   $ 3,420,439   $ 667,630   $ 3,108,269   $ 3,984,221
                                     =================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    849         9,332            72           -             8       19,532
 Units redeemed                           (180,284)     (259,090)     (128,648)    (31,640)     (106,491)    (267,179)
 Units transferred                          (5,698)       23,099         5,754       3,339       (10,555)    (109,430)
                                      --------------------------------------------------------------------------------
 Increase (decrease)
  in units outstanding                    (185,133)     (226,659)     (122,822)    (28,301)     (117,038)     (357,077)
Beginning units                            821,902     1,435,042       645,109     121,352       412,151     1,015,368
                                     ---------------------------------------------------------------------------------
Ending units                               636,769     1,208,383       522,287      93,051       295,113       658,291
                                     =================================================================================

                                       Principal                                         SAM
                                        Capital       Real Estate                    Conservative
                                      Appreciation    Securities     SAM Balanced      Balanced
                                        Account         Account       Portfolio       Portfolio
                                       (Class 1)       (Class 1)      (Class 1)       (Class 1)
                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
  income (loss)                       $       9,570   $     13,072   $   1,883,859   $     236,905

Net realized
  gains (losses)                            406,727       (128,058)     (1,017,616)        (18,212)
Change in net unrealized
  appreciation
 (depreciation) of investments            1,544,081        280,599       8,686,595         580,205
                                      ------------------------------------------------------------
  Increase (decrease)
  in net assets from
  operations                              1,960,378        165,613       9,552,838         798,898
                                     -------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                               527          1,193         381,737           2,033
 Cost of units redeemed                  (2,600,941)       (52,652)    (19,563,314)     (2,421,084)
 Net transfers                             (332,805)        20,427        (638,308)        303,647
 Contract maintenance charge                 (3,828)          (186)        (19,595)         (1,687)
                                      ------------------------------------------------------------
  Increase (decrease)
  in net assets from
  capital transactions                   (2,937,047)       (31,218)    (19,839,480)     (2,117,091)
                                     -------------------------------------------------------------
Increase (decrease) in net assets          (976,669)       134,395     (10,286,642)     (1,318,193)
Net assets at beginning of period        16,662,286        723,401      92,355,490       9,421,124
                                     -------------------------------------------------------------
Net assets at end of period           $  15,685,617   $    857,796   $  82,068,848   $   8,102,931
                                     =============================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      46             66          38,743             266
 Units redeemed                            (224,442)        (3,272)     (1,951,562)       (320,618)
 Units transferred                          (29,357)         1,058         (62,043)         38,258
                                      ------------------------------------------------------------
 Increase (decrease)
  in units outstanding                    (253,753)        (2,148)     (1,974,862)       (282,094)
Beginning units                          1,471,453         49,991       9,604,945       1,287,172
                                     -------------------------------------------------------------
Ending units                             1,217,700         47,843       7,630,083       1,005,078
                                     =============================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                              SAM             SAM            SAM
                                          Conservative      Flexible       Strategic        Short-Term   SmallCap
                                            Growth           Income         Growth           Income       Growth
                                           Portfolio        Portfolio      Portfolio         Account    Account II
                                           (Class 1)        (Class 1)      (Class 1)        (Class 1)    (Class 1)
                                          ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

 Net investment income (loss)                $ 583,052       $ 550,289       $ 112,405       $ 12,994    $ (10,005)

 Net realized gains (losses)                 (262,823)       (621,630)       (245,064)          8,674        10,330

 Change in net unrealized appreciation
  (depreciation) of investments              3,535,064       1,333,810       1,672,432         62,637       149,239
                                           ------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                           3,855,293       1,262,469       1,539,773         84,305       149,564
                                          ------------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                   49,795             347           6,504             19            51

 Cost of units redeemed                    (8,575,302)     (4,672,500)     (2,412,988)      (565,454)     (152,983)

 Net transfers                               (311,911)       (124,836)       (317,689)        131,120        23,315

 Contract maintenance charge                   (9,832)         (3,749)         (4,549)          (772)         (177)
                                          ------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions               (8,847,250)     (4,800,738)     (2,728,722)      (435,087)     (129,794)
                                          ------------------------------------------------------------------------

Increase (decrease) in net assets          (4,991,957)     (3,538,269)     (1,188,949)      (350,782)        19,770

Net assets at beginning of period           35,334,269      16,873,589      12,809,684      3,316,828       664,807
                                          ------------------------------------------------------------------------
Net assets at end of period               $ 30,342,312    $ 13,335,320    $ 11,620,735    $ 2,966,046     $ 684,577
                                          =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:

 Units sold                                      5,052              38             634              3             9

 Units redeemed                              (879,415)       (520,153)       (236,058)       (75,895)      (26,656)

 Units transferred                            (32,216)        (14,099)        (34,507)         17,609         4,654
                                          ------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                        (906,579)       (534,214)       (269,931)       (58,283)      (21,993)

Beginning units                              3,734,141       1,945,377       1,290,665        457,427       124,856
                                          ------------------------------------------------------------------------
Ending units                                 2,827,562       1,411,163       1,020,734        399,144       102,863
                                          =========================================================================


                                                                                           Government
                                                                                             & High
                                            SmallCap        Diversified      Equity         Quality
                                              Value        International     Income           Bond        Income
                                            Account I        Account         Account        Account       Account
                                            (Class 1)       (Class 2)       (Class 2)      (Class 2)     (Class 2)
                                           ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

 Net investment income (loss)                $ (1,591)      $ (4,209)       $ 200,668       $ 21,117      $ 218,549

 Net realized gains (losses)                  (65,291)      (164,195)       (937,337)          6,507       (51,763)

 Change in net unrealized appreciation
  (depreciation) of investments                109,635        288,794       2,831,983         34,457        167,324
                                          -------------------------------------------------------------------------
 Increase (decrease) in net assets
  from operations                               42,753        120,390       2,095,314         62,081        334,110
                                          -------------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                        -            131          42,785              -              -

 Cost of units redeemed                       (62,166)      (168,995)     (3,668,614)      (209,990)    (1,654,160)

 Net transfers                                (11,748)         11,579       (552,160)       (78,741)        180,675

 Contract maintenance charge                      (71)          (232)         (4,865)          (975)        (1,676)
                                          -------------------------------------------------------------------------
 Increase (decrease) in net assets
 from capital transactions                    (73,985)      (157,517)     (4,182,854)      (289,706)    (1,475,161)
                                          -------------------------------------------------------------------------

Increase (decrease) in net assets             (31,232)       (37,127)     (2,087,540)      (227,625)    (1,141,051)

Net assets at beginning of period              231,797      1,259,606      17,826,430      1,664,973      5,804,410
                                          -------------------------------------------------------------------------
Net assets at end of period                  $ 200,565    $ 1,222,479    $ 15,738,890    $ 1,437,348    $ 4,663,359
                                          =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:

 Units sold                                          -             24           4,588              -              -

 Units redeemed                                (7,341)       (29,736)       (435,830)       (27,832)      (195,190)

 Units transferred                             (1,895)          2,055        (66,255)       (10,578)         21,165
                                          -------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                          (9,236)       (27,657)       (497,497)       (38,410)      (174,025)

Beginning units                                 30,483        218,632       2,212,593        227,017        707,569
                                          -------------------------------------------------------------------------
Ending units                                    21,247        190,975       1,715,096        188,607        533,544
                                          =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                                           Principal
                                                 LargeCap        LargeCap       MidCap       Money          Capital
                                                   Blend          Growth        Blend        Market       Appreciation
                                                Account II        Account      Account       Account        Account
                                                 (Class 2)       (Class 2)    (Class 2)     (Class 2)      (Class 2)
                                                ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

  Net investment income (loss)                        $ 2,155    $ (6,084)      $ 4,838     $ (47,483)      $ (12,448)

  Net realized gains (losses)                        (20,351)        8,573    (142,238)              -          59,120

  Change in net unrealized appreciation
    (depreciation) of investments                      77,387       56,038      300,958              -         381,531
                                                ----------------------------------------------------------------------
    Increase (decrease) in net assets
     from operations                                   59,191       58,527      163,558       (47,483)         428,203
                                                ----------------------------------------------------------------------

From capital transactions:

  Net proceeds from units sold                            292            -            -         62,823             211

  Cost of units redeemed                             (36,176)     (40,343)    (171,064)    (2,292,729)       (920,054)

  Net transfers                                      (12,577)       17,444        9,739        498,049        (69,723)

  Contract maintenance charge                           (314)        (118)        (309)        (1,862)         (1,211)
                                                ----------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions                       (48,775)     (23,017)    (161,634)    (1,733,719)       (990,777)
                                                ----------------------------------------------------------------------

Increase (decrease) in net assets                      10,416       35,510        1,924    (1,781,202)       (562,574)

Net assets at beginning of period                     572,095      387,148      815,986      4,033,163       4,111,445
                                                ----------------------------------------------------------------------
Net assets at end of period                         $ 582,511    $ 422,658    $ 817,910    $ 2,251,961     $ 3,548,871
                                                ======================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:

  Units sold                                               54           -           -           10,608              20

  Units redeemed                                      (6,464)     (6,507)      (18,582)      (387,393)        (83,471)

  Units transferred                                   (2,082)       2,629         1,236         84,083         (6,178)
                                                ----------------------------------------------------------------------

Increase (decrease) in units outstanding              (8,492)     (3,878)      (17,346)      (292,702)        (89,629)

Beginning units                                       100,674      64,764        97,970        677,053         376,687
                                                ----------------------------------------------------------------------
Ending units                                           92,182      60,886        80,624        384,351         287,058
                                                ======================================================================

                                                                                  SAM             SAM            SAM
                                                Real Estate       SAM         Conservative    Conservative     Flexible
                                                Securities      Balanced        Balanced         Growth         Income
                                                  Account       Portfolio       Portfolio       Portfolio      Portfolio
                                                 (Class 2)      (Class 2)       (Class 2)       (Class 2)      (Class 2)
                                                -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

  Net investment income (loss)                     $ 5,462     $ 1,070,653       $ 182,405      $ 456,060       $ 404,000

  Net realized gains (losses)                     (81,537)     (1,049,046)       (251,661)    (1,302,638)       (812,082)

  Change in net unrealized appreciation
      (depreciation) of investments                176,472       6,038,569         804,178      4,385,911       1,364,154
                                                -------------------------------------------------------------------------

    Increase (decrease) in net assets
from operations                                    100,397       6,060,176         734,922      3,539,333         956,072
                                                -------------------------------------------------------------------------
From capital transactions:

  Net proceeds from units sold                           -         471,560               -        138,789          58,564

  Cost of units redeemed                          (155,287)    (11,264,977)     (1,867,750)    (5,510,620)     (4,027,957)

  Net transfers                                      25,204         286,008          82,674      (756,617)       (286,945)

  Contract maintenance charge                         (232)        (15,134)         (1,876)        (8,747)         (4,315)
                                                 -------------------------------------------------------------------------
    Increase (decrease) in net assets
from capital transactions                         (130,315)    (10,522,543)     (1,786,952)    (6,137,195)     (4,260,653)
                                                 -------------------------------------------------------------------------
Increase (decrease) in net assets                  (29,918)     (4,462,367)    (1,052,030)     (2,597,862)     (3,304,581)

Net assets at beginning of period                  460,675      59,616,382      8,207,867      32,078,347      13,907,215
                                                 -------------------------------------------------------------------------
Net assets at end of period                      $ 430,757    $ 55,154,015    $ 7,155,837    $ 29,480,485    $ 10,602,634
                                                 =========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:

  Units sold                                             -          48,362               -         14,430           6,764

  Units redeemed                                    (9,215)     (1,164,966)       (253,570)      (582,952)       (463,604)

  Units transferred                                   1,500          30,150          16,200       (85,459)        (34,079)
                                                 -------------------------------------------------------------------------
Increase (decrease) in units outstanding            (7,715)     (1,086,454)       (237,370)      (653,981)       (490,919)

Beginning units                                     32,241       6,366,836       1,127,485      3,492,282       1,647,151
                                                 -------------------------------------------------------------------------
Ending units                                        24,526       5,280,382         890,115      2,838,301       1,156,232
                                                 =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                                   Columbia
                                                                                                   Variable
                                              SAM                                                  Portfolio
                                           Strategic      Short-Term      SmallCap    SmallCap      - Asset
                                            Growth          Income         Growth      Value      Allocation
                                           Portfolio        Account      Account II   Account I      Fund
                                           (Class 2)       Class 2)      (Class 2)    (Class 2)   (Class 1)
                                          ------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:

From operations:

 Net investment income (loss)                 $ 97,629        $ 5,523    $ (4,734)    $ (1,187)      $ 7,530

 Net realized gains (losses)                 (687,760)          5,363        4,297     (14,902)     (95,853)

 Change in net unrealized
  appreciation
 (depreciation) of investments               2,547,357         35,871       66,550       45,117      163,982
                                          ------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from operations                             1,957,226         46,757       66,113       29,028       75,659
                                          ------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                    7,164              -           38            -            -

 Cost of units redeemed                    (1,832,742)      (271,078)     (35,198)     (24,145)    (145,821)

 Net transfers                               (298,313)        342,496       41,735       59,632     (68,461)

 Contract maintenance charge                   (4,471)          (585)         (89)         (54)        (234)
                                          ------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from capital transactions                 (2,128,362)         70,833        6,486       35,433    (214,516)
                                          ------------------------------------------------------------------

Increase (decrease) in net assets            (171,136)        117,590       72,599       64,461    (138,857)

Net assets at beginning of period           15,515,066      1,734,111      262,664      104,411      855,920
                                          ------------------------------------------------------------------
Net assets at end of period               $ 15,343,930    $ 1,851,701    $ 335,263    $ 168,872    $ 717,063
                                          ==================================================================

ANALYSIS OF INCREASE (DECREASE)-
 IN UNITS OUTSTANDING:

 Units sold                                        618              -            7            -            -

 Units redeemed                              (184,323)       (37,590)      (6,544)      (2,807)     (13,735)

 Units transferred                            (33,973)         47,208        7,793        7,122      (6,631)
                                          ------------------------------------------------------------------
Increase (decrease) in
 units outstanding                           (217,678)          9,618        1,256        4,315     (20,366)
Beginning units                              1,614,716        244,737       50,781       13,920       81,637
                                          ------------------------------------------------------------------
Ending units                                 1,397,038        254,355       52,037       18,235       61,271
                                          ==================================================================

                                                                             Columbia
                                              Columbia       Columbia        Variable       Columbia       Columbia
                                              Variable       Variable       Portfolio       Variable       Variable
                                            Portfolio -      Portfolio       - Marsico      Portfolio      Portfolio
                                           Small Company      - High         Focused        - Marsico   - Marsico 21st
                                            Growth Fund     Income Fund   Equities Fund    Growth Fund   Century Fund
                                            (Class 1)        (Class 1)      (Class 1)       (Class 1)      (Class 1)
                                           ---------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:

From operations:

 Net investment income (loss)               $ (30,652)     $ 1,495,758     $ (491,931)     $ (52,893)     $ (24,828)

 Net realized gains (losses)                  (63,232)        (91,863)     (1,128,060)        229,575         29,396

 Change in net unrealized
  appreciation
 (depreciation) of investments                 545,310         867,201       8,101,959       460,039         227,608
                                           --------------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from operations                               451,426       2,271,096       6,481,968        636,721        232,176
                                           --------------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                      760         971,009       1,023,313         46,418              -

 Cost of units redeemed                      (371,784)     (4,135,724)     (7,481,599)      (746,374)      (150,594)

 Net transfers                               (276,562)       4,011,952     (3,605,222)      (431,664)      (174,990)

 Contract maintenance charge                     (279)         (3,791)         (7,154)          (581)          (121)
                                           --------------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from capital transactions                   (647,865)         843,446    (10,070,662)    (1,132,201)      (325,705)
                                           --------------------------------------------------------------------------

Increase (decrease) in net assets            (196,439)       3,114,542     (3,588,694)      (495,480)       (93,529)

Net assets at beginning of period            2,147,620      22,869,890      45,470,864      4,016,044      1,724,985
                                           --------------------------------------------------------------------------
Net assets at end of period                $ 1,951,181    $ 25,984,432    $ 41,882,170    $ 3,520,564    $ 1,631,456
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:

 Units sold                                         70          54,493          98,093          4,993              -

 Units redeemed                               (35,843)       (236,238)       (742,188)       (77,200)       (11,041)

 Units transferred                            (26,692)         224,000       (344,006)       (45,829)       (12,928)
                                           --------------------------------------------------------------------------
Increase (decrease) in
 units outstanding                            (62,465)          42,255       (988,101)      (118,036)       (23,969)

Beginning units                                221,739       1,372,893       4,675,588        441,440        131,028
                                           --------------------------------------------------------------------------
Ending units                                   159,274       1,415,148       3,687,487        323,404        107,059
                                           =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                      Columbia
                                                                      Variable          Columbia
                                                                     Portfolio -        Variable
                                                                       Marsico         Portfolio -
                                             Columbia Variable      International      Diversified       Asset          Global
                                              Portfolio - Mid       Opportunities        Equity        Allocation       Growth
                                              Cap Growth Fund           Fund           Income Fund       Fund            Fund
                                                (Class 1)             (Class 2)         (Class 1)      (Class 2)       (Class 2)
                                            ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $            (19,786)   $      (37,222)   $        853    $    315,485    $   (497,645)

Net realized gains (losses)                              (41,129)          (46,072)       (339,003)        222,670       5,020,092
Change in net unrealized appreciation
    (depreciation) of investments                        386,433           570,645         852,979       7,952,817      25,714,004
                                            ---------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      from  operations                                   325,518           487,351         514,829       8,490,972      30,236,451
                                            ---------------------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                               1,274             1,762             836         681,141       1,523,117
Cost of units redeemed                                  (190,196)         (578,893)       (648,640)    (12,304,505)    (43,240,608)
Net transfers                                           (181,827)         (200,619)        (72,424)     (1,105,395)    (14,223,751)
Contract maintenance charge                                 (181)             (613)           (605)        (47,493)        (93,737)
                                            ---------------------------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions                          (370,930)         (778,363)       (720,833)    (12,776,252)    (56,034,979)
                                            ---------------------------------------------------------------------------------------

Increase (decrease) in net assets                        (45,412)         (291,012)       (206,004)     (4,285,280)    (25,798,528)
Net assets at beginning of period                      1,429,293         4,694,413       4,359,704      89,982,813     367,855,392
                                            ---------------------------------------------------------------------------------------
Net assets at end of period                 $          1,383,881    $    4,403,401    $  4,153,700    $ 85,697,533    $342,056,864
                                            =======================================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                   121               108              73          46,369          72,560
Units redeemed                                           (19,866)          (36,248)        (63,200)       (848,371)     (2,090,642)
Units transferred                                        (20,195)          (12,077)         (5,337)        (81,429)       (716,534)
                                            ---------------------------------------------------------------------------------------
Increase (decrease) in units
 outstanding                                             (39,940)          (48,217)        (68,464)       (883,431)     (2,734,616)
Beginning units                                          161,899           296,817         433,315       6,290,551      17,654,633
                                            ---------------------------------------------------------------------------------------
Ending units                                             121,959           248,600         364,851       5,407,120      14,920,017
                                            =======================================================================================

                                                                                  Asset        Cash
                                                              Growth-Income    Allocation    Management
                                             Growth Fund          Fund            Fund         Fund         Growth Fund
                                              (Class 2)         (Class 2)       (Class 3)    (Class 3)       (Class 3)
                                            ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $   (3,931,923)   $   (654,110)   $   284,333    $  (204,417)   $ (1,223,394)

Net realized gains (losses)                     (6,234,053)     (8,824,416)      (718,406)      (124,382)     (9,439,689)
Change in net unrealized appreciation
    (depreciation) of investments               78,325,484      48,296,794      4,927,663         69,184      45,605,236
                                            ----------------------------------------------------------------------------
    Increase (decrease) in net assets
      from  operations                          68,159,508      38,818,268      4,493,590       (259,615)     34,942,153
                                            ----------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                     1,771,247       2,602,780        153,352         10,200         156,996
Cost of units redeemed                         (61,675,815)    (58,451,884)    (5,362,037)    (5,627,287)    (28,140,407)
Net transfers                                  (21,834,970)    (10,757,118)     1,111,035      1,788,739      (5,574,076)
Contract maintenance charge                       (124,005)       (136,787)       (17,080)        (8,153)        (90,746)
                                            ----------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                (81,863,543)    (66,743,009)    (4,114,730)    (3,836,501)    (33,648,233)
                                            ----------------------------------------------------------------------------

Increase (decrease) in net assets              (13,704,035)    (27,924,741)       378,860     (4,096,116)      1,293,920
Net assets at beginning of period              470,030,372     464,726,621     43,321,176     17,519,838     230,247,705
                                            ----------------------------------------------------------------------------
Net assets at end of period                 $  456,326,337    $436,801,880    $43,700,036    $13,423,722    $231,541,625
                                            =============================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                          98,025         174,339          3,452            459             862
Units redeemed                                  (3,535,278)     (3,909,092)      (122,941)      (254,486)       (176,867)
Units transferred                               (1,276,398)       (735,461)        25,397         80,458         (36,436)
                                            ----------------------------------------------------------------------------
Increase (decrease) in units
 outstanding                                    (4,713,651)     (4,470,214)       (94,092)      (173,569)       (212,441)
Beginning units                                 27,875,080      31,212,080      1,017,052        785,727       1,494,840
                                            ----------------------------------------------------------------------------
Ending units                                    23,161,429      26,741,866        922,960        612,158       1,282,399
                                            =============================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                                    U.S.
                                                                                                Government/
                                                                                                    AAA-
                                                                                                   Rated        Growth and
                                            Growth-Income      High-Income     International     Securities       Income
                                                Fund            Bond Fund          Fund            Fund          Portfolio
                                             (Class 3)          (Class 3)       (Class 3)        (Class 3)      (Class VC)
                                            --------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $      303,854    $  1,370,911    $      427,222    $   116,003    $ (2,280,514)

Net realized gains (losses)                    (11,204,828)     (2,381,401)       (1,039,367)        23,235      (7,916,288)
Change in net unrealized appreciation
    (depreciation) of investments               29,975,506       3,887,734         3,587,975      1,060,078      44,657,257
                                            --------------------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                     19,074,532       2,877,244         2,975,830      1,199,316      34,460,455
                                            --------------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                       314,169          11,067            39,675        102,021      19,048,164
Cost of units redeemed                         (29,839,580)     (3,185,266)       (7,754,817)    (4,389,328)    (21,744,454)
Net transfers                                   (6,021,642)       (257,326)       (2,520,243)     1,823,448        (809,567)
Contract maintenance charge                        (97,849)         (9,602)          (23,159)       (10,766)        (53,596)
                                            --------------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                (35,644,902)     (3,441,127)      (10,258,544)    (2,474,625)     (3,559,453)
                                            --------------------------------------------------------------------------------

Increase (decrease) in net assets              (16,570,370)       (563,883)       (7,282,714)    (1,275,309)     30,901,002
Net assets at beginning of period              225,163,090      23,685,327        67,987,799     27,342,808     218,701,580
                                            --------------------------------------------------------------------------------
Net assets at end of period                 $  208,592,720    $ 23,121,444    $   60,705,085    $26,067,499    $249,602,582
                                            ================================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                           2,760             151               794          2,667       2,015,913
Units redeemed                                    (271,588)        (42,338)         (166,332)      (116,576)     (2,059,587)
Units transferred                                  (55,862)         (5,011)          (56,479)        48,254          84,968
                                            --------------------------------------------------------------------------------
Increase (decrease) in units outstanding          (324,690)        (47,198)         (222,017)       (65,655)         41,294
Beginning units                                  2,051,954         334,808         1,417,411        753,235      21,685,033
                                            --------------------------------------------------------------------------------
Ending units                                     1,727,264         287,610         1,195,394        687,580      21,726,327
                                            ================================================================================








                                                                                                                     Sterling
                                                                                                    Sterling         Capital
                                                                   BB&T                              Capital        Strategic
                                             Mid Cap Value       Mid Cap     Sterling Capital        Special        Allocation
                                               Portfolio         Growth       Select Equity       Opportunities       Equity
                                              (Class VC)           VIF             VIF                 VIF             VIF
                                            ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $     (366,286)   $    (1,265)   $          (6,103)   $     (216,765)   $    (1,448)

Net realized gains (losses)                     (1,786,348)      (210,750)            (332,738)          (43,125)      (505,594)
Change in net unrealized appreciation
    (depreciation) of investments                8,917,117        206,633              509,195         1,978,210        767,966
                                            ------------------------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                      6,764,483         (5,382)             170,354         1,718,320        260,924
                                            ------------------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                       119,803              -                1,720            59,145          1,354
Cost of units redeemed                          (4,483,186)        (5,074)            (170,028)       (1,005,043)      (524,877)
Net transfers                                     (395,201)    (1,298,375)             (93,297)           99,978         (9,301)
Contract maintenance charge                        (20,014)             -                 (233)           (1,523)          (337)
                                            ------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                 (4,778,598)    (1,303,449)            (261,838)         (847,443)      (533,161)
                                            ------------------------------------------------------------------------------------

Increase (decrease) in net assets                1,985,885     (1,308,831)             (91,484)          870,877       (272,237)
Net assets at beginning of period               32,294,873      1,308,831            1,836,714        14,612,765      2,284,872
                                            ------------------------------------------------------------------------------------
Net assets at end of period                 $   34,280,758    $         -    $       1,745,230    $   15,483,642    $ 2,012,635
                                            ====================================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                           9,990              -                  210             4,472            156
Units redeemed                                    (378,205)          (580)             (20,268)          (74,908)       (56,057)
Units transferred                                  (40,609)      (151,055)             (10,572)          (12,107)          (466)
                                            ------------------------------------------------------------------------------------
Increase (decrease) in units outstanding          (408,824)      (151,635)             (30,630)          (82,543)       (56,367)
Beginning units                                  2,906,341        151,635              221,514         1,117,946        254,380
                                            ------------------------------------------------------------------------------------
Ending units                                     2,497,517              -              190,884         1,035,403        198,013
                                            ====================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                            Franklin
                                                                                            Templeton
                                                                 MTB                           VIP
                                               Sterling        Managed        Franklin      Founding
                                                Capital      Allocation        Income         Funds        Allocation
                                             Total Return      Fund -       Securities     Allocation       Balanced
                                                Bond           Moderate         Fund          Fund          Portfolio
                                                 VIF          Growth II      (Class 2)      (Class 2)     (Class 3)(1)
                                            --------------------------------------------------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $     200,665    $        (4)   $ 1,416,438    $   227,778    $     368,970

Net realized gains (losses)                       178,867             (2)       165,580       (677,308)          95,983
Change in net unrealized appreciation
    (depreciation) of investments                 124,815             34      2,071,101      3,300,893        1,151,418
                                            -----------------------------------------------------------------------------
    Increase (decrease) in net assets
        from operations                           504,347             28      3,653,119      2,851,363        1,616,371
                                            -----------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                      196,549              -     13,666,291      5,197,157       23,395,666
Cost of units redeemed                           (650,059)             -     (1,817,438)    (3,014,319)        (864,961)
Net transfers                                    (263,183)             -     11,212,618      1,825,238        8,695,004
Contract maintenance charge                        (1,046)           (47)        (2,392)        (3,354)            (157)
                                            -----------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                  (717,739)           (47)    23,059,079      4,004,722       31,225,552
                                            -----------------------------------------------------------------------------

Increase (decrease) in net assets                (213,392)           (19)    26,712,198      6,856,085       32,841,923
Net assets at beginning of period               9,457,386            394     20,645,365     29,523,958                -
                                            -----------------------------------------------------------------------------
Net assets at end of period                 $   9,243,994    $       375    $47,357,563    $36,380,043    $  32,841,923
                                            =============================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                         15,865              -      1,384,059        606,515        2,149,626
Units redeemed                                    (53,539)            (5)      (185,314)      (350,724)         (80,023)
Units transferred                                 (26,192)             -      1,143,253        214,413          797,775
                                            -----------------------------------------------------------------------------
Increase (decrease) in units outstanding          (63,866)            (5)     2,341,998        470,204        2,867,378
Beginning units                                   813,916             44      2,198,185      3,482,506                -
                                            -----------------------------------------------------------------------------
Ending units                                      750,050             39      4,540,183      3,952,710        2,867,378
                                            =============================================================================

                                                               Allocation
                                              Allocation        Moderate       Allocation          Real
                                                Growth           Growth         Moderate          Return
                                              Portfolio        Portfolio        Portfolio        Portfolio
                                            (Class 3) (1)    (Class 3) (1)    (Class 3) (1)    (Class 3) (1)
                                            -----------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $       8,452    $     400,093    $     430,640    $     307,674

Net realized gains (losses)                       (16,906)          32,110           52,400          117,797
Change in net unrealized appreciation
    (depreciation) of investments                 395,572        3,286,796        2,110,315         (400,707)
                                            -----------------------------------------------------------------
    Increase (decrease) in net assets
        from operations                           387,118        3,718,999        2,593,355           24,764
                                            -----------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                    3,712,526       41,240,339       31,996,178       51,950,544
Cost of units redeemed                            (44,999)        (571,940)        (424,315)      (1,297,808)
Net transfers                                     485,448       11,120,775       10,049,553       33,744,152
Contract maintenance charge                          (381)            (105)            (117)            (347)
                                            -----------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                 4,152,594       51,789,069       41,621,299       84,396,541
                                            -----------------------------------------------------------------

Increase (decrease) in net assets               4,539,712       55,508,068       44,214,654       84,421,305
Net assets at beginning of period                       -                -                -                -
                                            -----------------------------------------------------------------
Net assets at end of period                 $   4,539,712    $  55,508,068    $  44,214,654    $  84,421,305
                                            =================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                        372,674        3,985,992        2,989,037        4,561,130
Units redeemed                                     (4,327)         (54,468)         (39,177)        (113,607)
Units transferred                                  43,079        1,061,072          930,244        2,958,365
                                            -----------------------------------------------------------------
Increase (decrease) in units outstanding          411,426        4,992,596        3,880,104        7,405,888
Beginning units                                         -                -                -                -
                                            -----------------------------------------------------------------
Ending units                                      411,426        4,992,596        3,880,104        7,405,888
                                            =================================================================

(1) For the period from January 19, 2010 (inception) to December 31, 2010.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION

Variable Separate Account of SunAmerica Annuity and Life Assurance Company (the "Separate Account") is an investment account of SunAmerica Annuity and Life Assurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings, and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account offers the following variable annuity products: American Pathway II, Polaris, Polaris Advantage, Polaris Advantage II, Polaris Advisor, Polaris Advisor III, Polaris Choice, Polaris Choice II, Polaris Choice III, Polaris Choice IV, Polaris II, Polaris Platinum, Polaris Platinum II, Polaris Platinum III, Polaris Preferred Solution, Polaris Protector, Polaris Retirement Protector, PolarisAmerica, WM Diversified Strategies, and WM Diversified Strategies III.

The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms, and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company, except for WM Diversified Strategies and WM Diversified Strategies III, for which the distributor is Principal Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of these contracts.

The Separate Account is composed of a total of 178 variable portfolios of different classes (the "Variable Account"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the fifteen currently available Class 1, Class 2, and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the ninety currently available Class 1, Class 2, and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Series II investment portfolios of the Invesco Variable Insurance Funds (the "Invesco Funds"), (4) the thirty-six currently available Class 1 and Class 2 investment portfolios of the Principal Variable Contracts Funds, Inc. (the "Principal Funds"), (5) the two currently available Class 1 investment portfolios of the Columbia Funds Variable Insurance Trust (the "Columbia Trust"), (6) the six currently available Class 1 and Class 2 investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (7) the one currently available Class 1 investment portfolio of the Columbia Funds Variable Series Trust II (the "Columbia Trust II"), (8) the eleven currently available Class 2 and VARIABLE Class 3 investment portfolios of the American Funds Insurance Series (the "American Series"), (9) the two currently available Class VC investment portfolios of the Lord

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION (continued)

Abbett Series Fund, Inc. (the "Lord Abbett Fund"), (10) the four currently available investment portfolios of the Sterling Capital Variable Insurance Funds (the "Sterling Capital Funds"), (11) the one currently available investment portfolio of the MTB Group of Funds (the "MTB Trust"), (12) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Templeton Trust"), or (13) the five currently available Class 3 investment portfolios of the Seasons Series Trust (the "Seasons Trust"). The primary difference between the classes of the Variable Accounts is that the Class 2 shares in the Anchor Trust and the SunAmerica Trust are subject to 12b-1 fees of 0.15%, the Class 3 shares of the American Series are subject to 12b-1 fees of 0.18%, and the Class 2 shares in the Principal Funds, the Franklin Templeton Trust, and the American Series, the Class 2 shares in the Columbia Trust I, the Series II shares in the Invesco Funds, the Class 3 shares of the Anchor Trust, the SunAmerica Trust, and the Seasons Trust, and the shares of the MTB Trust are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares are not subject to 12b-1 fees. The Class VC shares of the Lord Abbett Fund and the shares of the Sterling Capital Funds are not subject to 12b-1 fees. The Anchor Trust, the SunAmerica Trust, the Seasons Trust, the Invesco Funds, the Principal Funds, the Columbia Trust, the Columbia Trust I, the Columbia Trust II, the American Series, the Lord Abbett Fund, the Sterling Capital Funds, the MTB Trust, and the Franklin Templeton Trust (collectively referred to as the "Trusts") are diversified, open-end investment companies, which retain investment advisers to assist in their investment activities. The Anchor Trust, the SunAmerica Trust, and the Seasons Trust are affiliated investment companies. The contract holder may elect to have investments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. These financial statements include balances allocated by the contract holders to the Variable Accounts and do not include balances allocated to the General Account.

On February 1, 2011, the BB&T Variable Insurance Funds were re-branded as the Sterling Capital Funds.

On April 29, 2011, Columbia Large Cap Value Fund, Variable Series portfolio of the Columbia Funds Variable Insurance Trust (the "Columbia Trust") merged into the RiverSource Variable Portfolio - Diversified Equity Income Fund of the Columbia Funds Variable Series Trust II (the "Columbia Trust II"). On that date, all assets and liabilities of the Columbia Large Cap Value Fund, Variable Series portfolio were transferred to the RiverSource Variable Portfolio - Diversified Equity Income Fund portfolio in exchange for shares of the Columbia Large Cap Value Fund, Variable Series portfolio with the same net asset value as the net assets transferred. These changes did not result in tax consequences and the unit value of each Variable Account remained the same.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION (continued)

On May 1, 2011, the portfolios of the Sterling Capital Funds were re-branded as follows:

Predecessor BB&T Funds Portfolio          Current Sterling Capital Funds Portfolio
---------------------------------------   -----------------------------------
BB&T Select Equity VIF                    Sterling Capital Select Equity VIF
BB&T Special Opportunities Equity VIF     Sterling Capital Special Opportunities VIF
BB&T Capital Manager Equity VIF           Sterling Capital Strategic Allocation Equity VIF
BB&T Total Return Bond VIF                Sterling Capital Total Return Bond VIF

On May 2, 2011, the RiverSource Variable Portfolio - Diversified Equity Income Fund was renamed the Columbia Variable Portfolio - Diversified Equity Income Fund portfolio. The predecessor and current portfolio before and after the changes are listed below.

Predecessor Columbia Trust Portfolio      Current Columbia Trust II Portfolio
---------------------------------------   -----------------------------------
Columbia Large Cap Value Fund,            Columbia Variable Portfolio -
  Variable Series                           Diversified Equity Income Fund

On May 2, 2011, the following portfolios and Trust were renamed. The predecessor and current portfolios and trusts before and after the change are listed below.

Predecessor Columbia Trust Portfolio      Current Columbia Trust Portfolio
---------------------------------------   -----------------------------------
Columbia Asset Allocation Fund,           Columbia Variable Portfolio -
  Variable Series                           Asset Allocation Fund
Columbia Small Company Growth Fund,       Columbia Variable Portfolio -
  Variable Series                           Small Company Growth Fund
Columbia High Yield Fund,                 Columbia Variable Portfolio -
  Variable Series                           High Income Fund
Columbia Marsico Focused Equities Fund,   Columbia Variable Portfolio -
  Variable Series                           Marsico Focused Equities Fund
Columbia Marsico Growth Fund,             Columbia Variable Portfolio -
  Variable Series                           Marsico Growth Fund
Columbia Marsico 21st Century Fund,       Columbia Variable Portfolio -
  Variable Series                           Marsico 21st Century Fund
Columbia Mid Cap Growth Fund,             Columbia Variable Portfolio -
  Variable Series                           Mid Cap Growth Fund
Columbia Marsico International            Columbia Variable Portfolio -
  Opportunities Fund, Variable Series       Marsico International Opportunities Fund

Effective May 2, 2011, the Columbia Trust, the Columbia Trust I, and the Columbia Trust II renamed the Class A of shares of Columbia Variable Portfolio - Asset Allocation Fund, Columbia Variable Portfolio - Small Company Growth Fund, Columbia Variable Portfolio - High Income Fund, Columbia Variable Portfolio - Marsico Focused Equities Fund, Columbia Variable Portfolio - Marsico Growth Fund, Columbia Variable Portfolio -

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION (continued)

Marsico 21st Century Fund, Columbia Variable Portfolio - Mid Cap Growth Fund, and Columbia Variable Portfolio - Diversified Equity Income Fund portfolios, which were not subject to 12b-1 distribution fees, with Class 1 shares which are not subject to 12b-1 distribution fees. On the same date, the Columbia Trust I renamed the Class B of shares of Columbia Variable Portfolio - Marsico International Opportunities Fund, which was subject to 12b-1 distribution fees of 0.25%, with Class 2 shares which remain subject to 12b-1 distribution fees of 0.25%.

2.     SUMMARY  OF  SIGFINICANT  ACCOUNTING  POLICIES

INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table, the 1971 Individual Mortality Table, and the 1983(a) Individual Mortality Table depending on the calendar year of annuitzation as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products with the exception of the American Pathway II product, which uses a 4.0% assumed interest rate.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Transfers are recorded as cost of units redeemed or as net proceeds from units sold in the accompanying Statements of Changes in Net Assets.

Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

3.     FAIR  VALUE  MEASUREMENTS

Assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurements in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets, and most mutual funds.

Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal, and provincial obligations, hybrid securities, and derivative contracts.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

3.     FAIR  VALUE  MEASUREMENTS  (continued)

is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

The Separate Account assets measured at fair value as of December 31, 2011 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 as of December 31, 2011 and for the year then ended. The Separate Account had no liabilities as of December 31, 2011. See the Schedules of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2011, and respective hierarchy level.

4.     CHARGES  AND  DEDUCTIONS

Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of up to 9% of any amount withdrawn that exceeds the free withdrawal amount, and are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. There are no withdrawal charges under the Polaris Advisor contract.

CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge ranging from $30 to $50 is charged against contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statements of Changes in Net Assets.

SEPARATE ACCOUNT ANNUAL CHARGE: The Separate Account deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account Annual Charges are recorded as a charge in the Statements of Operations. The total annual rates of the net asset value of each portfolio, depending on any optional death benefits elected for each product, are as follows: American Pathway II, 1.30% or 1.40%; Polaris, 1.52%; Polaris II, 1.52% or 1.77%; PolarisAmerica, 1.52% or 1.77%; Polaris Platinum, 1.52% or 1.77%; WM

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.     CHARGES  AND  DEDUCTIONS (continued)

Diversified Strategies, 1.40%, 1.55%, or 1.80%; Polaris Protector, 1.52% or 1.77%; Polaris Choice, 1.52%, 1.72%, or 1.97%; WM Diversified Strategies III, 1.55%, 1.70%, or 1.95%; Polaris Platinum II, 1.52%, 1.77%, or 2.02%; Polaris
Choice II, 1.52%, 1.72%, or 1.97%; Polaris Advisor, 1.52%, 1.72%, or 1.97%;
Polaris Choice III, 1.52%, 1.77%, 2.02%, or 2.17%; Polaris Preferred Solution, 1.15%, 1.40%, 1.55%, 1.65%, 1.80%, 1.90%, or 2.05%; Polaris Advantage, 1.65%,
1.90%, or 2.30%; Polaris Advisor III, 1.65%, 1.90%, or 2.30%; Polaris Platinum III, 1.30%, 1.55%, or 1.95%; Polaris Choice IV, 1.65%, 1.90%, or 2.30%; Polaris
Advantage II, 1.30%, 1.55%, 1.90%, or 2.15%; Polaris Retirement Protector, 1.30%, 1.55%, or 1.80%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense charge is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. This charge is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas), depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

INCOME PROTECTOR FEE: The optional Income Protector Program, offered in Polaris Protector, Polaris Choice, Polaris II, Polaris Choice II, PolarisAmerica, Polaris Platinum, Polaris Platinum II, WM Diversified Strategies, and WM Diversified Strategies III, provides a guaranteed fixed minimum retirement income upon annuitization. The fee will range from 0.10% to 0.45% of the income benefit base (as defined in the prospectus), deducted annually from the contract value, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The income benefit base is calculated using the contract value on the effective date of the enrollment in the program and then each subsequent contract anniversary, adjusted for the applicable growth rates, purchase payments, proportional withdrawals, fees, and charges.

CAPITAL PROTECTOR FEE: The optional Capital Protector Program offered in Polaris Protector, Polaris Platinum II, Polaris Choice II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, Polaris Preferred Solution and Polaris Advantage provides a guaranteed minimum contract value at the end of an applicable waiting period. The annual fee ranges from 0.10% to 0.65% of the contract value minus purchase payments received after the 90(th) day from the contract issue date. The fee is

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.     CHARGES  AND  DEDUCTIONS (continued)

deducted quarterly from the contract value during the waiting period, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

MARKETLOCK, MARKETLOCK FOR TWO, INCOME REWARDS, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, AND MARKETLOCK FOR LIFE FEE: The optional MarketLock, MarketLock for Two, Income Rewards, MarketLock for Life Plus, MarketLock Income Plus, and MarketLock for Life features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, Polaris Preferred Solution, and Polaris Advantage. The MarketLock for Two feature is offered in Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, and Polaris Preferred Solution. The Income Rewards feature is offered in Polaris Protector, Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, and Polaris Preferred Solution. The annual fee ranges from 0.50% to 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal, and 0.65% for Income Rewards in years 0-7 and 0.45% in years 8-10, of the maximum anniversary value benefit base (as defined in the prospectus) is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

The MarketLock for Life Plus feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Preferred Solution, and Polaris Advantage. The annual fee ranges from 0.65% to 0.95% for one covered person and from 0.90% to 1.25% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock for Life Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

The MarketLock Income Plus feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Advisor III, Polaris Preferred Solution, Polaris Platinum III, and Polaris Advantage. The annual fee ranges from 0.85% to 1.10% for one covered person and from 1.10% to 1.35% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible,

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.     CHARGES  AND  DEDUCTIONS (continued)
       ------------------------------------

or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

The MarketLock for Life feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Choice IV, Polaris Preferred Solution, Polaris Platinum III, and Polaris Advantage. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus, or the highest anniversary date contract value less purchase payments in year 2-5 over the first year purchase payments.

SUNAMERICA  INCOME  PLUS  AND  SUNAMERICA  INCOME  BUILDER  FEE:  The  optional
SunAmerica Income Plus and SunAmerica Income Builder features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The SunAmerica Income Plus feature is offered in Polaris Platinum III, Polaris Choice III, Polaris Choice IV, Polaris Advantage, Polaris Advantage II, Polaris Retirement Protector and Polaris Preferred Solution. The SunAmerica Income Builder feature is offered in Polaris Platinum III, Polaris Choice III, Polaris Choice IV, Polaris Advantage, Polaris Advantage II and Polaris Preferred Solution. The annual fee ranges from 0.60% to 2.20% for one covered person and 0.60% to 2.70% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The fee may change after the first year based on an index of market volatility. The maximum anniversary value benefit base is calculated as the greater of eligible purchase payments received during the first five years, adjusted for withdrawals plus a credit, if eligible, or the maximum anniversary date contract value.

PREMIUM TAXES: Certain states charge the Company a tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes when a purchase payment is made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statements of Changes in Net Assets.

SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended December 31, 2011 consist of the following:

                                                                        Cost of Shares                Proceeds from
Variable Account:                                                           Acquired                   Shares Sold
--------------------------------------------------                       -------------                --------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                                      $  5,756,005                 $ 24,846,271
Capital Appreciation Portfolio (Class 1)                                     8,169,362                   66,080,778
Government and Quality Bond Portfolio (Class 1)                             10,537,845                   38,087,536
Growth Portfolio (Class 1)                                                   3,978,820                   23,934,576
Natural Resources Portfolio (Class 1)                                       22,603,209                   15,932,699
Asset Allocation Portfolio (Class 2)                                           994,221                    3,169,143
Capital Appreciation Portfolio (Class 2)                                     2,974,305                   15,788,264
Government and Quality Bond Portfolio (Class 2)                              6,197,446                   19,444,128
Growth Portfolio (Class 2)                                                     605,584                    7,573,961
Natural Resources Portfolio (Class 2)                                        5,775,346                    4,481,983
Asset Allocation Portfolio (Class 3)                                        13,080,343                    8,780,676
Capital Appreciation Portfolio (Class 3)                                    82,750,956                   77,444,536
Government and Quality Bond Portfolio (Class 3)                            131,007,063                  158,202,378
Growth Portfolio (Class 3)                                                  10,574,624                   29,857,038
Natural Resources Portfolio (Class 3)                                       72,979,549                   35,504,613

SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                                     $    528,932                 $  6,046,170
Alliance Growth Portfolio (Class 1)                                          3,584,882                   34,182,984
Balanced Portfolio (Class 1)                                                 2,726,173                   11,421,833
Blue Chip Growth Portfolio (Class 1)                                         5,336,822                    3,658,490
Capital Growth Portfolio (Class 1)                                             511,105                    1,883,829
Cash Management Portfolio (Class 1)                                         49,062,167                   70,580,453
Corporate Bond Portfolio (Class 1)                                          12,224,808                   27,486,541
Davis Venture Value Portfolio (Class 1)                                      6,169,105                   95,415,746
"Dogs" of Wall Street Portfolio (Class 1)                                    3,730,238                    4,475,500
Emerging Markets Portfolio (Class 1)                                         2,681,220                   16,437,549
Equity Opportunities Portfolio (Class 1)                                       376,068                    7,222,385
Fundamental Growth Portfolio (Class 1)                                         245,532                    8,251,496
Global Bond Portfolio (Class 1)                                              5,573,669                   11,684,053
Global Equities Portfolio (Class 1)                                          1,131,182                   10,115,684
Growth Opportunities Portfolio (Class 1)                                     3,472,320                    4,284,256
Growth-Income Portfolio (Class 1)                                            2,077,543                   26,455,468
High-Yield Bond Portfolio (Class 1)                                         22,816,764                   37,686,060
International Diversified Equities Portfolio (Class 1)                       5,051,135                   13,437,994
International Growth and Income Portfolio (Class 1)                          2,625,536                   12,198,070

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                        Cost of Shares   Proceeds from
Variable Account:                                          Acquired      Shares Sold
------------------------------------------------------  ---------------  --------------
SUNAMERICA TRUST (continued):
Marsico Focused Growth Portfolio (Class 1)                $   458,020    $ 3,910,015
MFS Massachusetts Investors Trust Portfolio (Class 1)       1,354,447     10,791,878
MFS Total Return Portfolio (Class 1)                        5,690,669     36,833,940
Mid-Cap Growth Portfolio (Class 1)                          2,293,213     10,783,350
Real Estate Portfolio (Class 1)                             3,578,926      8,506,173
Technology Portfolio (Class 1)                              1,800,266      4,308,709
Telecom Utility Portfolio (Class 1)                         2,433,856      3,077,395
Total Return Bond Portfolio (Class 1)                      11,934,039     16,247,366
Aggressive Growth Portfolio (Class 2)                         209,413      1,002,665
Alliance Growth Portfolio (Class 2)                           811,007      6,088,949
Balanced Portfolio (Class 2)                                  796,369      3,045,480
Blue Chip Growth Portfolio (Class 2)                          178,740      1,241,225
Capital Growth Portfolio (Class 2)                            330,041        524,490
Cash Management Portfolio (Class 2)                        10,281,881     15,293,506
Corporate Bond Portfolio (Class 2)                          3,396,205     11,354,645
Davis Venture Value Portfolio (Class 2)                     1,864,310     17,374,540
"Dogs" of Wall Street Portfolio (Class 2)                   1,123,619      2,203,083
Emerging Markets Portfolio (Class 2)                        1,257,933      3,341,170
Equity Opportunities Portfolio (Class 2)                      165,587      1,581,597
Foreign Value Portfolio (Class 2)                           2,102,440      7,892,835
Fundamental Growth Portfolio (Class 2)                        117,610        678,476
Global Bond Portfolio (Class 2)                             2,102,972      5,095,631
Global Equities Portfolio (Class 2)                           512,205      1,464,636
Growth Opportunities Portfolio (Class 2)                    1,190,541      1,826,851
Growth-Income Portfolio (Class 2)                             685,225      2,545,293
High-Yield Bond Portfolio (Class 2)                         2,841,520      5,661,242
International Diversified Equities Portfolio (Class 2)      1,727,166      5,941,141
International Growth and Income Portfolio (Class 2)           777,185      2,596,085
Marsico Focused Growth Portfolio (Class 2)                    439,772      4,998,436
MFS Massachusetts Investors Trust Portfolio (Class 2)       1,597,710      3,811,671
MFS Total Return Portfolio (Class 2)                        2,075,420     11,587,131
Mid-Cap Growth Portfolio (Class 2)                            737,017      5,597,389
Real Estate Portfolio (Class 2)                               551,446      2,876,466
Small & Mid Cap Value Portfolio (Class 2)                   1,062,681      6,569,981
Technology Portfolio (Class 2)                                375,414      1,402,178
Telecom Utility Portfolio (Class 2)                           784,959        858,621
Total Return Bond Portfolio (Class 2)                       4,214,381      8,153,080
Aggressive Growth Portfolio (Class 3)                       7,383,104      4,791,018
Alliance Growth Portfolio (Class 3)                         6,973,216     30,984,498

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                                         Cost of Shares              Proceeds from
Variable Account:                                                            Acquired                 Shares Sold
--------------------------------------------------                       --------------              --------------
SUNAMERICA TRUST (continued):
American Funds Asset Allocation SAST Portfolio (Class 3)                    $41,710,482                $12,609,000
American Funds Global Growth SAST Portfolio (Class 3)                       151,284,600                 15,503,499
American Funds Growth SAST Portfolio (Class 3)                               71,048,140                 26,379,685
American Funds Growth-Income SAST Portfolio (Class 3)                        47,077,190                 23,624,737
Balanced Portfolio (Class 3)                                                 18,791,562                  8,798,407
Blue Chip Growth Portfolio (Class 3)                                         28,843,448                  6,819,805
Capital Growth Portfolio (Class 3)                                            2,631,268                  8,927,042
Cash Management Portfolio (Class 3)                                         219,052,705                209,164,493
Corporate Bond Portfolio (Class 3)                                          170,939,785                118,966,715
Davis Venture Value Portfolio (Class 3)                                      81,944,762                 86,053,600
"Dogs" of Wall Street Portfolio (Class 3)                                    21,562,095                 12,575,087
Emerging Markets Portfolio (Class 3)                                         51,023,715                 32,130,359
Equity Opportunities Portfolio (Class 3)                                      2,769,794                  7,821,306
Foreign Value Portfolio (Class 3)                                           174,767,637                 56,613,546
Fundamental Growth Portfolio (Class 3)                                        5,718,211                 12,608,500
Global Bond Portfolio (Class 3)                                              73,906,962                 43,027,959
Global Equities Portfolio (Class 3)                                          10,965,231                  7,294,213
Growth Opportunities Portfolio (Class 3)                                     68,674,540                 22,847,093
Growth-Income Portfolio (Class 3)                                            37,545,900                  5,850,767
High-Yield Bond Portfolio (Class 3)                                          74,443,504                 58,459,812
International Diversified Equities Portfolio (Class 3)                       25,174,952                 38,524,153
International Growth and Income Portfolio (Class 3)                          28,003,257                 34,298,672
Marsico Focused Growth Portfolio (Class 3)                                   28,497,330                 10,517,642
MFS Massachusetts Investors Trust Portfolio (Class 3)                        81,556,664                 16,969,009
MFS Total Return Portfolio (Class 3)                                         26,509,445                 53,019,026
Mid-Cap Growth Portfolio (Class 3)                                           30,929,088                 17,707,440
Real Estate Portfolio (Class 3)                                              53,430,336                 38,148,314
Small & Mid Cap Value Portfolio (Class 3)                                   137,834,844                 77,670,560
Small Company Value Portfolio (Class 3)                                      66,756,114                 28,332,043
Technology Portfolio (Class 3)                                                7,861,008                  8,261,125
Telecom Utility Portfolio (Class 3)                                          11,811,313                  4,263,794
Total Return Bond Portfolio (Class 3)                                       293,821,474                102,955,731

INVESCO FUNDS (Series II):
Invesco Van Kampen V.I. Capital Growth Fund                                $  6,226,677               $  7,679,104
Invesco Van Kampen V.I. Comstock Fund                                        83,371,547                 50,009,307
Invesco Van Kampen V.I. Growth and Income Fund                               96,818,206                 78,837,228

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                  Cost of Shares  Proceeds from
Variable Account:                                    Acquired      Shares Sold
------------------------------------------------  --------------  --------------
PRINCIPAL FUNDS:
Diversified International Account (Class 1)         $  124,982      $   385,720
Equity Income Account (Class 1)                        423,243        5,343,484
Government & High Quality Bond Account (Class 1)       799,244        1,524,997
Income Account (Class 1)                               269,989        2,807,654
LargeCap Blend Account II (Class 1)                     48,449        1,066,985
LargeCap Growth Account (Class 1)                       65,962          141,927
MidCap Blend Account (Class 1)                         480,425          863,666
Money Market Account (Class 1)                       1,305,923        2,767,482
Principal Capital Appreciation Account (Class 1)       124,144        3,417,864
Real Estate Securities Account (Class 1)                91,536          156,896
SAM Balanced Portfolio (Class 1)                     2,957,052       23,454,224
SAM Conservative Balanced Portfolio (Class 1)        2,169,452        1,731,675
SAM Conservative Growth Portfolio (Class 1)          1,420,998        7,202,464
SAM Flexible Income Portfolio (Class 1)              1,211,946        3,377,524
SAM Strategic Growth Portfolio (Class 1)               781,554        3,385,464
Short-Term Income Account (Class 1)                    340,754          592,855
SmallCap Growth Account II (Class 1)                    48,806          123,682
SmallCap Value Account I (Class 1)                      45,275           52,114
Diversified International Account (Class 2)             79,607          240,047
Equity Income Account (Class 2)                        107,194        4,004,205
Government & High Quality Bond Account (Class 2)        72,802          382,468
Income Account (Class 2)                                91,060        1,074,853
LargeCap Blend Account II (Class 2)                      2,772           84,103
LargeCap Growth Account (Class 2)                       15,197           57,208
MidCap Blend Account (Class 2)                          65,091          223,523
Money Market Account (Class 2)                         819,733        1,454,888
Principal Capital Appreciation Account (Class 2)        40,377        1,274,460
Real Estate Securities Account (Class 2)                19,759          219,630
SAM Balanced Portfolio (Class 2)                     2,500,495       13,324,399
SAM Conservative Balanced Portfolio (Class 2)          764,339        1,292,444
SAM Conservative Growth Portfolio (Class 2)          3,010,694        8,019,626
SAM Flexible Income Portfolio (Class 2)                874,595        1,817,341
SAM Strategic Growth Portfolio (Class 2)             1,036,121        4,773,965
Short-Term Income Account (Class 2)                  1,197,920        1,596,889
SmallCap Growth Account II (Class 2)                    13,289          112,580
SmallCap Value Account I (Class 2)                      57,226          135,015

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                      Cost of Shares  Proceeds from
Variable Account:                                        Acquired      Shares Sold
------------------------------------------------      --------------  --------------
COLUMBIA TRUST (Class 1):
Columbia Variable Portfolio - Asset Allocation Fund     $   443,035    $    155,921
Columbia Variable Portfolio - Small Company
Growth Fund                                                  44,521         586,603

COLUMBIA TRUST I:
Columbia Variable Portfolio - High Income Fund
(Class 1)                                               $ 7,480,222    $ 10,933,586
Columbia Variable Portfolio - Marsico Focused
Equities Fund (Class 1)                                   2,129,144      11,156,394
Columbia Variable Portfolio - Marsico Growth
Fund (Class 1)                                              167,286       1,013,459
Columbia Variable Portfolio - Marsico 21st Century
Fund (Class 1)                                               56,827         227,444
Columbia Variable Portfolio - Mid Cap Growth Fund
 (Class 1)                                                   68,050         678,387
Columbia Variable Portfolio - Marsico International
Opportunities Fund (Class 2)                                283,426       1,152,363

COLUMBIA TRUST II (Class 1):
Columbia Variable Portfolio - Diversified Equity
Income Fund                                             $   181,655    $  1,154,671

AMERICAN SERIES:
Asset Allocation Fund (Class 2)                         $ 2,935,477    $ 15,774,495
Global Growth Fund (Class 2)                              9,879,240      74,905,443
Growth Fund (Class 2)                                     8,445,377     103,496,648
Growth-Income Fund (Class 2)                             11,619,941      91,776,674
AMERICAN SERIES (continued):
Asset Allocation Fund (Class 3)                         $ 2,277,477    $  8,560,766
Cash Management Fund (Class 3)                           12,044,554      13,532,455
Growth Fund (Class 3)                                     4,723,789      37,657,953
Growth-Income Fund (Class 3)                              3,837,006      34,048,888
High-Income Bond Fund (Class 3)                           6,599,284       8,155,494
International Fund (Class 3)                              1,511,655      10,303,114
U.S. Government/AAA-Rated Securities Fund (Class 3)       5,240,298       8,234,326

LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                             $47,007,531    $ 39,303,438
Mid Cap Value Portfolio                                     927,700       7,777,811

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                      Cost of Shares  Proceeds from
Variable Account:                                        Acquired      Shares Sold
------------------------------------------------      --------------  ---------------
STERLING CAPITAL FUNDS:
Sterling Capital Select Equity VIF                      $    237,325     $   526,610
Sterling Capital Special Opportunities VIF                 2,488,133       3,891,638
Sterling Capital Strategic Allocation Equity VIF              49,084         378,787
Sterling Capital Total Return Bond VIF                     2,267,923       3,697,644

MTB TRUST:
MTB Managed Allocation Fund - Moderate Growth II        $          6     $        55

FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund                         $ 68,248,423     $17,187,627
Franklin Templeton VIP Founding Funds Allocation Fund     12,911,850       7,492,984

SEASONS TRUST (Class 3):
Allocation Balanced Portfolio                           $ 63,723,502     $ 9,096,735
Allocation Growth Portfolio                               11,553,628       2,843,399
Allocation Moderate Growth Portfolio                      97,844,421       9,721,722
Allocation Moderate Portfolio                             87,503,257       7,907,230
Real Return Portfolio                                    135,989,848      30,944,615

6.   OTHER  MATTERS

     The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES

     A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

                     At December 31                                      For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
Asset Allocation Portfolio (Class 1)
2011   4,606,167  26.79  to     27.51        126,687,967    1.52% to 1.77%            2.66%     -0.84%  to    -0.60%
2010   5,350,434  27.01  to     27.67        148,047,003    1.52% to 1.77%            2.69%     11.86%  to    12.14%
2009   6,064,925  24.15  to     24.68        149,654,165    1.52% to 1.77%            3.77%     20.16%  to    20.46%
2008   7,194,179  20.10  to     20.49        147,375,114    1.52% to 1.77%            3.09%    -24.40%  to   -24.21%
2007   8,873,343  26.59  to     27.03        239,833,843    1.52% to 1.77%            2.74%      6.54%  to     6.81%

Capital Appreciation Portfolio (Class 1)
2011   5,559,287  12.63  to     48.00 (5)    262,968,434    1.52% to 1.77%            0.00%     -8.68%  to    -8.45%
2010   6,597,464  13.83  to     52.43 (5)    339,813,674    1.52% to 1.77%            0.13%     20.58%  to    20.88%
2009   7,736,493  11.47  to     43.37 (5)    328,926,042    1.52% to 1.77%            0.00%     34.36%  to    34.70%
2008   9,603,733   8.54  to     32.20 (5)    300,820,039    1.52% to 1.77%            0.00%    -41.40%  to   -41.25%
2007  12,544,886  14.57  to     54.81 (5)    668,182,946    1.52% to 1.77%            0.33%     25.47%  to    25.78%

Government and Quality Bond Portfolio (Class 1)
2011   6,242,049  13.98  to     21.03        130,486,125    1.52% to 1.77%            3.08%      5.21%  to     5.47%
2010   7,751,361  13.28  to     19.94        153,478,309    1.52% to 1.77%            3.98%      3.15%  to     3.41%
2009   9,397,555  12.88  to     19.28        179,811,641    1.52% to 1.77%            4.66%      2.44%  to     2.69%
2008  11,993,175  12.57  to     18.78        223,101,020    1.52% to 1.77%            3.90%      2.50%  to     2.76%
2007  13,002,662  12.26  to     18.27        234,675,614    1.52% to 1.77%            3.75%      4.42%  to     4.69%

Growth Portfolio (Class 1)
2011   2,722,805  30.08  to     30.92         84,129,487    1.52% to 1.77%            0.72%     -7.90%  to    -7.67%
2010   3,315,995  32.66  to     33.48        110,972,743    1.52% to 1.77%            0.69%     12.14%  to    12.42%
2009   4,003,562  29.12  to     29.78        119,178,758    1.52% to 1.77%            1.12%     35.97%  to    36.31%
2008   4,907,778  21.42  to     21.85        107,186,478    1.52% to 1.77%            0.73%    -41.47%  to   -41.32%
2007   6,556,944  36.59  to     37.23        244,036,963    1.52% to 1.77%            0.69%      8.26%  to     8.53%

Natural Resources Portfolio (Class 1)
2011   1,334,816  45.11  to     46.36         61,850,374    1.52% to 1.77%            0.67%    -21.66%  to   -21.47%
2010   1,557,073  57.58  to     59.04         91,874,923    1.52% to 1.77%            0.88%     14.16%  to    14.45%
2009   1,922,741  50.44  to     51.58         99,135,192    1.52% to 1.77%            1.47%     55.30%  to    55.68%
2008   2,237,556  32.48  to     33.13         74,109,970    1.52% to 1.77%            0.86%    -50.68%  to   -50.56%
2007   3,208,730  65.85  to     67.01        214,948,823    1.52% to 1.77%            1.10%     37.74%  to    38.09%

Asset Allocation Portfolio (Class 2)
2011     362,705  25.91  to     27.09          9,754,826    1.52% to 1.97%            2.45%     -1.19%  to    -0.74%
2010     445,415  26.22  to     27.29         12,068,846    1.52% to 1.97%            2.55%     11.47%  to    11.97%
2009     534,495  23.52  to     24.37         12,952,662    1.52% to 1.97%            3.62%     19.74%  to    20.27%
2008     601,315  19.64  to     20.27         12,122,668    1.52% to 1.97%            2.93%    -24.66%  to   -24.32%
2007     700,449  26.07  to     26.78         18,679,976    1.52% to 1.97%            2.69%      6.17%  to     6.65%

Capital Appreciation Portfolio (Class 2)
2011   1,074,162  45.82  to     47.80 (5)     50,722,731    1.40% to 1.97%            0.00%     -9.00%  to    -8.48%
2010   1,297,490  50.35  to     52.23 (5)     67,059,315    1.40% to 1.97%            0.02%     20.16%  to    20.84%
2009   1,599,362  41.90  to     43.22 (5)     68,526,327    1.40% to 1.97%            0.00%     33.89%  to    34.66%
2008   2,019,308  31.30  to     32.10 (5)     64,342,219    1.40% to 1.97%            0.00%    -41.62%  to   -41.29%
2007   2,473,375  53.61  to     54.67 (5)    134,461,434    1.40% to 1.97%            0.22%     25.07%  to    25.78%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                          For the Year Ended December 31
--------------------------------------------------------    ----------------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment              Total Return
                         Lowest to           Net Assets         Lowest             Income                  Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)       Ratio (2)               Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   -------------------------------------
Government and Quality Bond Portfolio (Class 2)
2011   2,894,272  19.84  to     20.74         59,710,741    1.52% to 1.97%            2.88%        4.84%       to     5.31%
2010   3,615,043  18.93  to     19.69         70,840,016    1.52% to 1.97%            3.77%        2.79%       to     3.25%
2009   4,464,526  18.41  to     19.07         84,762,472    1.52% to 1.97%            4.53%        2.08%       to     2.54%
2008   5,547,521  18.04  to     18.60        102,765,344    1.52% to 1.97%            3.91%        2.15%       to     2.61%
2007   6,197,491  17.66  to     18.13        111,935,603    1.52% to 1.97%            3.63%        4.06%       to     4.53%

Growth Portfolio (Class 2)
2011     863,723  29.23  to     30.49         26,217,903    1.52% to 1.97%            0.54%       -8.22%       to    -7.81%
2010   1,065,457  31.84  to     33.07         35,104,300    1.52% to 1.97%            0.58%       11.75%       to    12.26%
2009   1,255,422  28.50  to     29.46         36,875,488    1.52% to 1.97%            0.91%       35.49%       to    36.10%
2008   1,528,935  21.03  to     21.64         33,008,654    1.52% to 1.97%            0.55%      -41.67%       to   -41.41%
2007   1,878,339  36.06  to     36.94         69,224,882    1.52% to 1.97%            0.56%        7.89%       to     8.37%

Natural Resources Portfolio (Class 2)
2011     306,705  43.84  to     45.83         13,926,958    1.52% to 1.97%            0.50%      -21.93%       to   -21.58%
2010     354,974  56.16  to     58.45         20,577,924    1.52% to 1.97%            0.77%       13.77%       to    14.27%
2009     440,030  49.36  to     51.15         22,331,708    1.52% to 1.97%            1.23%       54.76%       to    55.45%
2008     542,243  31.90  to     32.90         17,710,051    1.52% to 1.97%            0.74%      -50.85%       to   -50.63%
2007     677,466  64.90  to     66.65         44,896,542    1.52% to 1.97%            1.00%       37.27%       to    37.88%

Asset Allocation Portfolio (Class 3)
2011   1,411,518  10.96  to     11.64 (5)     29,785,008    1.15% to 2.30%            2.64%       -1.62%       to    -0.48% (6)
2010   1,089,320  11.14  to     11.70 (5)     26,111,044    1.15% to 2.30%            2.49%       10.78%       to    12.27% (6)
2009     971,609  10.06  to     10.42 (5)     22,884,366    1.15% to 2.30%            3.45%       19.66% (10)  to    20.56% (6)
2008   1,020,520   8.42  to      8.64 (5)     20,124,873    1.15% to 2.05%            2.83%      -25.07%       to   -24.13%
2007   1,204,679  11.23  to     11.39 (5)     31,765,835    1.15% to 2.05%            2.68%        5.72%       to     6.78% (6)

Capital Appreciation Portfolio (Class 3)
2011  12,477,127  11.45  to     12.10 (5)    377,129,549    1.15% to 2.30%            0.00%       -9.39%       to    -8.34% (6)
2010   9,407,507  12.63  to     13.20 (5)    399,561,339    1.15% to 2.30%            0.00%       19.65%       to    21.03%
2009   8,852,152  10.56  to     10.91 (5)    354,705,982    1.15% to 2.30%            0.00%       34.86%       to    34.98% (10)(6)
2008   9,645,069   7.91  to      8.09 (5)    296,122,416    1.15% to 2.05%            0.00%      -41.70%       to   -41.18%
2007   9,762,727  13.57  to     13.75 (5)    521,705,334    1.15% to 2.05%            0.15%       24.76%       to    25.94% (6)

Government and Quality Bond Portfolio (Class 3)
2011  33,622,521  11.72  to     12.31 (5)    607,330,250    1.15% to 2.30%            2.97%        4.39%       to     5.60% (6)
2010  33,724,258  11.23  to     11.66 (5)    614,635,115    1.15% to 2.30%            3.69%        2.34%       to     3.53%
2009  32,768,598  10.97  to     11.26 (5)    598,222,501    1.15% to 2.30%            4.59%        0.84% (10)  to     2.82% (6)
2008  31,721,186  10.72  to     10.95 (5)    570,555,593    1.15% to 2.05%            4.06%        1.96%       to     2.88%
2007  31,310,811  10.52  to     10.65 (5)    557,013,536    1.15% to 2.05%            3.80%        3.88%       to     4.81% (6)

Growth Portfolio (Class 3)
2011   4,240,566   9.31  to      9.87 (5)    112,152,534    1.15% to 2.30%            0.45%       -8.74%       to    -7.56% (6)
2010   4,614,824  10.20  to     10.68 (5)    139,438,193    1.15% to 2.30%            0.50%       10.84%       to    12.56%
2009   5,241,332   9.21  to      9.49 (5)    143,954,599    1.15% to 2.30%            0.77%       28.66% (10)  to    36.47%
2008   6,266,233   6.79  to      6.95 (5)    127,120,040    1.15% to 2.05%            0.44%      -41.76%       to   -41.25%
2007   6,064,625  11.66  to     11.83 (5)    218,730,283    1.15% to 2.05%            0.49%        7.41%       to     8.67% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.  UNIT VALUES (continued)

                     At December 31                                            For the Year Ended December 31
--------------------------------------------------------    ---------------------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment            Total Return
                         Lowest to           Net Assets         Lowest            Income                Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)             Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   -----------------------------------
Natural Resources Portfolio (Class 3)
2011   4,279,355   9.34  to     10.08 (5)    126,949,654    1.15% to 2.30%            0.44%        -22.59%       to   -21.37% (6)
2010   3,317,100  12.07  to     12.82 (5)    157,516,099    1.15% to 2.30%            0.70%         11.91%       to    14.59%
2009   3,269,902  10.78  to     11.19 (5)    150,922,682    1.15% to 2.30%            1.09%         29.29% (10)  to    55.87%
2008   3,603,233   6.98  to      7.18 (5)    109,563,013    1.15% to 2.05%            0.66%        -50.95%       to   -50.50%
2007   3,133,647  14.22  to     14.50 (5)    200,622,720    1.15% to 2.05%            0.97%         36.41%       to    38.23% (6)

Aggressive Growth Portfolio (Class 1)
2011   1,999,119   6.61  to     12.83         25,562,835    1.52% to 1.77%            0.00%         -3.71%       to    -3.46%
2010   2,381,289   6.86  to     13.29         31,520,617    1.52% to 1.77%            0.00%         19.04%       to    19.34%
2009   2,788,887   5.76  to     11.14         30,938,865    1.52% to 1.77%            0.14%         38.02%       to    38.36%
2008   3,401,679   4.18  to      8.05         27,224,036    1.52% to 1.77%            0.61%        -53.47%       to   -53.35%
2007   4,460,489   8.97  to     17.25         76,503,300    1.52% to 1.77%            0.55%         -2.23%       to    -1.99%

Alliance Growth Portfolio (Class 1)
2011   5,058,971   8.45  to     31.70        159,262,670    1.52% to 1.77%            0.48%         -4.01%       to    -3.77%
2010   5,945,122   8.80  to     32.94        194,227,558    1.52% to 1.77%            0.83%          8.31%       to     8.58%
2009   7,055,815   8.12  to     30.34        212,426,679    1.52% to 1.77%            0.61%         38.56%       to    38.91%
2008   8,824,481   5.86  to     21.84        190,007,995    1.52% to 1.77%            0.15%        -41.78%       to   -41.63%
2007  11,463,534  10.07  to     37.42        423,159,668    1.52% to 1.77%            0.05%         12.60%       to    12.88%

Balanced Portfolio (Class 1)
2011   2,673,699   9.24  to     16.84         44,378,775    1.52% to 1.77%            1.73%          0.48%       to     0.73%
2010   3,220,885   9.20  to     16.72         52,795,983    1.52% to 1.77%            1.93%          9.88%       to    10.15%
2009   3,636,635   8.37  to     15.18         54,170,244    1.52% to 1.77%            3.40%         21.85%       to    22.16%
2008   4,198,298   6.87  to     12.43         51,897,036    1.52% to 1.77%            3.23%        -27.19%       to   -27.01%
2007   5,601,380   9.44  to     17.02         94,817,626    1.52% to 1.77%            2.76%          3.55%       to     3.81%

Blue Chip Growth Portfolio (Class 1)
2011   1,414,787   5.80  to      7.25          8,492,720    1.52% to 1.77%            0.22%         -7.25%       to    -7.01%
2010   1,151,423   6.25  to      7.79          7,453,970    1.52% to 1.77%            0.29%         10.54%       to    10.82%
2009   1,542,759   5.65  to      7.03          8,996,959    1.52% to 1.77%            0.34%         34.44%       to    34.78%
2008   1,575,290   4.20  to      5.22          6,818,684    1.52% to 1.77%            0.40%        -40.07%       to   -39.92%
2007   2,329,044   7.02  to      8.69         16,771,820    1.52% to 1.77%            0.33%         12.07%       to    12.35%

Capital Growth Portfolio (Class 1)
2011     755,156   7.10  to      7.30          5,501,152    1.52% to 1.77%            0.00%         -3.05%       to    -2.80%
2010     921,727   7.32  to      7.51          6,911,604    1.52% to 1.77%            0.00%          7.32%       to     7.59%
2009   1,168,646   6.82  to      6.98          8,146,440    1.52% to 1.77%            0.00%         40.98%       to    41.33%
2008   1,112,899   4.84  to      4.94          5,488,291    1.52% to 1.77%            0.00%        -46.13%       to   -45.99%
2007   1,483,536   8.99  to      9.15         13,549,487    1.52% to 1.77%            1.12%         11.56%       to    11.84%

Cash Management Portfolio (Class 1)
2011   4,708,811   9.90  to     13.07         61,353,836    1.52% to 1.77%            0.00%         -2.02%       to    -1.78%
2010   6,259,934  10.11  to     13.30         83,078,100    1.52% to 1.77%            0.00%         -1.98%       to    -1.74%
2009   7,890,791  10.31  to     13.54        106,567,407    1.52% to 1.77%            2.09%         -1.71%       to    -1.46%
2008  13,589,028  10.49  to     13.74        186,373,001    1.52% to 1.77%            3.70%         -0.59%       to    -0.35%
2007  11,415,409  10.55  to     13.79        157,085,537    1.52% to 1.77%            3.75%          2.68%       to     2.93%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                     For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
Corporate Bond Portfolio (Class 1)
2011   4,085,475  24.34  to         25.03    102,171,318    1.52% to 1.77%            6.22%      4.54%  to     4.81%
2010   4,937,540  23.28  to         23.88    117,817,851    1.52% to 1.77%            6.25%      9.02%  to     9.30%
2009   5,837,425  21.36  to         21.85    127,454,013    1.52% to 1.77%            6.18%     28.68%  to    29.00%
2008   6,240,647  16.60  to         16.94    105,636,170    1.52% to 1.77%            4.24%     -9.40%  to    -9.17%
2007   7,818,914  18.32  to         18.65    145,719,768    1.52% to 1.77%            3.85%      3.63%  to     3.89%

Davis Venture Value Portfolio (Class 1)
2011  11,938,830  11.38  to         33.90    401,886,328    1.52% to 1.77%            1.26%     -5.91%  to    -5.67%
2010  14,479,135  12.09  to         35.94    516,192,684    1.52% to 1.77%            0.74%     10.22%  to    10.49%
2009  17,402,626  10.97  to         32.53    560,675,687    1.52% to 1.77%            1.60%     31.16%  to    31.49%
2008  21,525,126   8.36  to         24.74    525,791,927    1.52% to 1.77%            1.57%    -39.24%  to   -39.09%
2007  28,232,833  13.77  to         40.62  1,132,762,035    1.52% to 1.77%            0.85%      3.80%  to     4.06%

"Dogs" of Wall Street Portfolio (Class 1)
2011   1,613,389  13.41  to         13.78     22,214,939    1.52% to 1.77%            2.16%     10.71%  to    10.98%
2010   1,685,553  12.11  to         12.42     20,912,903    1.52% to 1.77%            2.86%     14.69%  to    14.98%
2009   1,777,635  10.56  to         10.80     19,185,423    1.52% to 1.77%            4.80%     18.04%  to    18.34%
2008   2,229,026   8.94  to          9.13     20,330,702    1.52% to 1.77%            3.18%    -27.88%  to   -27.70%
2007   2,886,729  12.40  to         12.62     36,420,354    1.52% to 1.77%            2.36%     -3.65%  to    -3.41%

Emerging Markets Portfolio (Class 1)
2011   2,415,129  16.47  to         25.34     40,942,718    1.52% to 1.77%            0.53%    -27.38%  to   -27.20%
2010   3,029,609  22.68  to         34.81     70,563,496    1.52% to 1.77%            1.41%     16.44%  to    16.73%
2009   3,502,327  19.48  to         29.82     69,854,315    1.52% to 1.77%            0.00%     73.56%  to    73.99%
2008   3,636,407  11.22  to         17.14     41,703,578    1.52% to 1.77%            1.44%    -57.38%  to   -57.27%
2007   5,540,449  26.33  to         40.11    148,654,454    1.52% to 1.77%            1.92%     38.91%  to    39.25%

Equity Opportunities Portfolio (Class 1)
2011   1,549,642  17.89  to         18.40     28,482,694    1.52% to 1.77%            0.56%     -1.86%  to    -1.61%
2010   1,903,762  18.23  to         18.70     35,569,774    1.52% to 1.77%            0.70%     15.04%  to    15.32%
2009   2,272,164  15.85  to         16.22     36,813,569    1.52% to 1.77%            1.31%     29.78%  to    30.10%
2008   2,848,230  12.21  to         12.46     35,474,098    1.52% to 1.77%            1.45%    -39.55%  to   -39.40%
2007   3,858,303  20.20  to         20.57     79,309,576    1.52% to 1.77%            1.64%     -1.65%  to    -1.40%

Fundamental Growth Portfolio (Class 1)
2011   2,378,603   6.76  to         16.84     39,860,782    1.52% to 1.77%            0.00%     -7.14%  to    -6.91%
2010   2,791,218   7.28  to         18.09     50,204,357    1.52% to 1.77%            0.00%     14.95%  to    15.24%
2009   3,252,503   6.33  to         15.69     50,737,315    1.52% to 1.77%            0.00%     33.59%  to    33.93%
2008   3,874,789   4.74  to         11.72     45,125,727    1.52% to 1.77%            0.00%    -45.81%  to   -45.67%
2007   4,922,503   8.74  to         21.57    105,460,035    1.52% to 1.77%            0.00%     13.13%  to    13.41%

Global Bond Portfolio (Class 1)
2011   2,119,001  15.16  to         23.73     50,020,778    1.52% to 1.77%            2.26%      3.90%  to     4.16%
2010   2,435,976  14.59  to         22.78     55,110,439    1.52% to 1.77%            4.09%      4.42%  to     4.68%
2009   2,805,022  13.98  to         21.77     60,695,476    1.52% to 1.77%            3.41%      5.61%  to     5.88%
2008   3,232,771  13.23  to         20.56     65,988,275    1.52% to 1.77%            2.95%      3.81%  to     4.07%
2007   3,725,872  12.75  to         19.75     72,916,266    1.52% to 1.77%            0.59%      9.43%  to     9.70%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                      For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
Global Equities Portfolio (Class 1)
2011   2,684,263   8.37  to         18.72     50,103,995    1.52% to 1.77%            0.93%    -11.96%  to   -11.74%
2010   3,105,351   9.51  to         21.20     65,682,773    1.52% to 1.77%            1.71%     12.34%  to    12.62%
2009   3,656,933   8.46  to         18.83     68,658,954    1.52% to 1.77%            2.83%     27.13%  to    27.45%
2008   4,455,237   6.66  to         14.77     65,401,932    1.52% to 1.77%            2.10%    -44.39%  to   -44.25%
2007   5,972,702  11.97  to         26.50    157,423,591    1.52% to 1.77%            1.16%      9.91%  to    10.18%

Growth Opportunities Portfolio (Class 1)
2011   1,924,462   5.73  to          5.88     11,308,089    1.52% to 1.77%            0.00%     -4.08%  to    -3.84%
2010   2,049,362   5.97  to          6.12     12,523,208    1.52% to 1.77%            0.00%     22.16%  to    22.46%
2009   2,146,854   4.89  to          4.99     10,714,078    1.52% to 1.77%            0.00%     16.18%  to    16.47%
2008   2,415,458   4.21  to          4.29     10,348,589    1.52% to 1.77%            0.00%    -37.01%  to   -36.85%
2007   3,277,374   6.68  to          6.79     22,236,254    1.52% to 1.77%            0.00%     19.43%  to    19.73%

Growth-Income Portfolio (Class 1)
2011   4,760,855   8.90  to         28.83    135,730,629    1.52% to 1.77%            0.92%      6.44%  to     6.71%
2010   5,628,193   8.36  to         27.02    150,039,360    1.52% to 1.77%            0.94%      9.55%  to     9.82%
2009   6,654,865   7.63  to         24.60    161,401,177    1.52% to 1.77%            1.44%     25.93%  to    26.24%
2008   8,268,914   6.06  to         19.49    158,513,305    1.52% to 1.77%            1.05%    -43.91%  to   -43.77%
2007  10,811,269  10.80  to         34.65    367,388,712    1.52% to 1.77%            0.89%      9.17%  to     9.44%

High-Yield Bond Portfolio (Class 1)
2011   3,066,011  22.21  to         22.80     69,866,750    1.52% to 1.77%            7.63%      2.45%  to     2.71%
2010   3,907,227  21.68  to         22.20     86,693,034    1.52% to 1.77%            9.59%     12.59%  to    12.88%
2009   4,656,578  19.25  to         19.67     91,538,604    1.52% to 1.77%            9.12%     39.53%  to    39.88%
2008   4,774,549  13.80  to         14.06     67,100,538    1.52% to 1.77%           10.11%    -33.35%  to   -33.18%
2007   6,081,847  20.70  to         21.04    127,924,639    1.52% to 1.77%            7.12%     -0.40%  to    -0.15%

International Diversified Equities Portfolio (Class 1)
2011   3,630,505  10.97  to         11.28     40,914,617    1.52% to 1.77%            2.05%    -16.10%  to   -15.89%
2010   4,302,496  13.08  to         13.41     57,652,237    1.52% to 1.77%            4.06%      6.59%  to     6.86%
2009   5,137,601  12.27  to         12.55     64,426,394    1.52% to 1.77%            1.37%     26.88%  to    27.20%
2008   6,544,110   9.67  to          9.86     64,521,307    1.52% to 1.77%            3.16%    -40.53%  to   -40.38%
2007   8,416,582  16.26  to         16.54    139,192,910    1.52% to 1.77%            2.01%     13.33%  to    13.61%

International Growth and Income Portfolio (Class 1)
2011   3,694,417   8.37  to         11.99     43,948,329    1.52% to 1.77%            2.94%    -15.30%  to   -15.09%
2010   4,460,288   9.88  to         14.12     62,433,700    1.52% to 1.77%            4.05%      5.22%  to     5.48%
2009   5,364,931   9.39  to         13.39     71,179,908    1.52% to 1.77%            0.00%     25.52%  to    25.83%
2008   6,860,589   7.48  to         10.64     72,266,380    1.52% to 1.77%            2.64%    -46.86%  to   -46.73%
2007  10,137,855  14.08  to         19.97    200,680,648    1.52% to 1.77%            1.54%      5.29%  to     5.55%

Marsico Focused Growth Portfolio (Class 1)
2011   1,183,856  11.19  to         11.51     13,591,254    1.52% to 1.77%            0.31%     -3.17%  to    -2.92%
2010   1,461,419  11.56  to         11.86     17,285,173    1.52% to 1.77%            0.40%     15.35%  to    15.64%
2009   1,822,557  10.02  to         10.25     18,645,644    1.52% to 1.77%            0.80%     28.41%  to    28.73%
2008   2,572,784   7.80  to          7.96     20,454,275    1.52% to 1.77%            0.44%    -41.86%  to   -41.71%
2007   3,577,168  13.42  to         13.66     48,795,490    1.52% to 1.77%            0.19%     11.66%  to    11.94%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                      For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
MFS Massachusetts Investors Trust Portfolio (Class 1)
2011   2,223,359  10.03  to         22.48     49,597,158    1.52% to 1.77%            0.66%     -3.63%  to    -3.39%
2010   2,611,728  10.41  to         23.27     60,339,321    1.52% to 1.77%            0.95%      9.23%  to     9.51%
2009   3,136,517   9.53  to         21.25     66,226,571    1.52% to 1.77%            1.34%     24.51%  to    24.83%
2008   3,684,767   7.66  to         17.02     62,320,505    1.52% to 1.77%            0.95%    -33.63%  to   -33.46%
2007   4,731,631  11.53  to         25.58    120,201,972    1.52% to 1.77%            1.10%      8.63%  to     8.91%

MFS Total Return Portfolio (Class 1)
2011   5,513,417  12.77  to         28.13    153,695,095    1.52% to 1.77%            2.58%      0.14%  to     0.39%
2010   6,704,504  12.75  to         28.02    185,839,559    1.52% to 1.77%            2.84%      8.11%  to     8.38%
2009   8,051,986  11.79  to         25.85    205,782,136    1.52% to 1.77%            3.80%     16.40%  to    16.69%
2008   9,794,360  10.13  to         22.16    214,130,913    1.52% to 1.77%            3.03%    -23.39%  to   -23.20%
2007  12,819,292  13.22  to         28.85    364,898,447    1.52% to 1.77%            2.49%      2.41%  to     2.67%

Mid-Cap Growth Portfolio (Class 1)
2011   3,150,103   6.52  to         11.23     35,043,178    1.52% to 1.77%            0.00%     -7.58%  to    -7.35%
2010   3,809,894   7.05  to         12.13     45,703,076    1.52% to 1.77%            0.00%     23.26%  to    23.56%
2009   4,479,793   5.72  to          9.81     43,422,346    1.52% to 1.77%            0.00%     39.93%  to    40.28%
2008   5,294,777   4.09  to          7.00     36,492,261    1.52% to 1.77%            0.00%    -44.36%  to   -44.22%
2007   6,872,375   7.35  to         12.54     85,043,221    1.52% to 1.77%            0.24%     14.89%  to    15.18%

Real Estate Portfolio (Class 1)
2011   1,419,027  23.03  to         23.67     33,576,000    1.52% to 1.77%            0.92%      6.25%  to     6.52%
2010   1,630,893  21.67  to         22.22     36,225,392    1.52% to 1.77%            1.88%     17.79%  to    18.09%
2009   1,874,898  18.40  to         18.82     35,267,388    1.52% to 1.77%            2.18%     27.51%  to    27.83%
2008   2,414,836  14.43  to         14.72     35,535,662    1.52% to 1.77%            3.24%    -44.88%  to   -44.74%
2007   3,201,604  26.17  to         26.64     85,266,112    1.52% to 1.77%            1.23%    -15.85%  to   -15.64%

Technology Portfolio (Class 1)
2011   3,930,256   2.21  to          2.27      8,920,359    1.52% to 1.77%            0.00%     -7.04%  to    -6.81%
2010   4,925,859   2.38  to          2.44     11,995,754    1.52% to 1.77%            0.00%     18.16%  to    18.45%
2009   6,314,247   2.01  to          2.06     12,983,385    1.52% to 1.77%            0.00%     47.77%  to    48.14%
2008   4,765,186   1.36  to          1.39      6,613,662    1.52% to 1.77%            0.00%    -52.00%  to   -51.88%
2007   7,840,652   2.84  to          2.89     22,615,569    1.52% to 1.77%            0.00%     19.80%  to    20.10%

Telecom Utility Portfolio (Class 1)
2011     996,622  16.52  to         16.98     16,911,434    1.52% to 1.77%            2.31%      4.40%  to     4.66%
2010   1,045,963  15.82  to         16.22     16,957,302    1.52% to 1.77%            2.84%     11.59%  to    11.87%
2009   1,265,801  14.18  to         14.50     18,344,257    1.52% to 1.77%            5.49%     29.75%  to    30.07%
2008   1,616,772  10.93  to         11.15     18,013,981    1.52% to 1.77%            2.11%    -38.54%  to   -38.39%
2007   2,167,856  17.78  to         18.09     39,204,694    1.52% to 1.77%            2.85%     18.79%  to    19.09%

Total Return Bond Portfolio (Class 1)
2011   2,573,355  27.07  to         27.77     71,432,521    1.52% to 1.77%            1.52%      4.50%  to     4.76%
2010   2,768,785  25.90  to         26.51     73,372,533    1.52% to 1.77%            2.82%      4.48%  to     4.74%
2009   2,577,207  24.79  to         25.31     65,207,913    1.52% to 1.77%            2.12%      9.63%  to     9.91%
2008   1,956,044  22.62  to         23.03     45,035,267    1.52% to 1.77%            3.72%      3.23%  to     3.49%
2007   1,970,247  21.91  to         22.25     43,832,167    1.52% to 1.77%            6.27%      3.70%  to     3.96%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  ---------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment       Total Return
                                            Lowest to           Net Assets      Lowest        Income            Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)        Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  -----------------------
Aggressive Growth Portfolio (Class 2)
2011                           259,544   12.08  to      12.62     3,258,203  1.52% to 1.97%      0.00%    -4.08%  to       -3.60%
2010                           317,181   12.60  to      13.09     4,132,241  1.52% to 1.97%      0.00%    18.57%  to       19.16%
2009                           378,666   10.62  to      10.99     4,144,577  1.52% to 1.97%      0.00%    37.54%  to       38.16%
2008                           454,637    7.72  to       7.95     3,603,297  1.52% to 1.97%      0.40%   -53.64%  to      -53.43%
2007                           649,125   16.66  to      17.07    11,044,347  1.52% to 1.97%      0.44%    -2.58%  to       -2.13%

Alliance Growth Portfolio (Class 2)
2011                           731,288   29.80  to   31.66 (5)   22,661,038  1.40% to 1.97%      0.31%    -4.35%  to       -3.80%
2010                           884,254   31.15  to   32.92 (5)   28,521,555  1.40% to 1.97%      0.70%     7.93%  to        8.54%
2009                         1,084,271   28.86  to   30.32 (5)   32,274,906  1.40% to 1.97%      0.45%    38.08%  to   38.87% (6)
2008                         1,351,180   20.90  to      21.84    28,993,766  1.40% to 1.97%      0.00%   -41.98%  to  -41.65% (6)
2007                         1,605,788   36.03  to      37.42    59,148,406  1.40% to 1.97%      0.00%    12.20%  to       12.84%

Balanced Portfolio (Class 2)
2011                           443,648   15.89  to      16.58     7,315,909  1.52% to 1.97%      1.58%     0.13%  to        0.58%
2010                           576,837   15.87  to      16.48     9,466,636  1.52% to 1.97%      1.79%     9.49%  to        9.99%
2009                           671,755   14.49  to      14.99    10,026,950  1.52% to 1.97%      3.21%    21.43%  to       21.98%
2008                           771,892   11.94  to      12.29     9,448,247  1.52% to 1.97%      3.22%   -27.44%  to      -27.12%
2007                           954,994   16.45  to      16.86    16,049,705  1.52% to 1.97%      2.69%     3.21%  to        3.67%

Blue Chip Growth Portfolio (Class 2)
2011                           529,797    5.64  to       5.88     3,100,051  1.52% to 1.97%      0.08%    -7.57%  to       -7.15%
2010                           690,860    6.10  to       6.33     4,356,876  1.52% to 1.97%      0.15%    10.18%  to       10.66%
2009                           792,233    5.54  to       5.72     4,515,802  1.52% to 1.97%      0.16%    33.96%  to       34.57%
2008                           965,310    4.13  to       4.25     4,093,376  1.52% to 1.97%      0.26%   -40.28%  to      -40.01%
2007                         1,243,244    6.92  to       7.09     8,792,084  1.52% to 1.97%      0.19%    11.67%  to       12.18%

Capital Growth Portfolio (Class 2)
2011                           294,473    6.90  to       7.19     2,105,184  1.52% to 1.97%      0.00%    -3.39%  to       -2.95%
2010                           315,104    7.14  to       7.41     2,323,617  1.52% to 1.97%      0.00%     6.94%  to        7.43%
2009                           405,486    6.67  to       6.90     2,785,753  1.52% to 1.97%      0.00%    40.49%  to       41.12%
2008                           493,298    4.75  to       4.89     2,403,118  1.52% to 1.97%      0.00%   -46.31%  to      -46.07%
2007                           633,367    8.85  to       9.06     5,719,187  1.52% to 1.97%      1.03%    11.17%  to       11.67%

Cash Management Portfolio (Class 2)
2011                         1,616,873   12.34  to      12.87    20,728,242  1.52% to 1.97%      0.00%    -2.37%  to       -1.93%
2010                         1,975,942   12.64  to      13.12    25,838,275  1.52% to 1.97%      0.00%    -2.33%  to       -1.89%
2009                         2,618,132   12.94  to      13.37    34,903,610  1.52% to 1.97%      2.00%    -2.05%  to       -1.61%
2008                         4,347,197   13.21  to      13.59    58,908,289  1.52% to 1.97%      3.45%    -0.94%  to       -0.50%
2007                         4,220,513   13.34  to      13.66    57,514,246  1.52% to 1.97%      3.52%     2.32%  to        2.78%

Corporate Bond Portfolio (Class 2)
2011                         1,241,705   23.61  to      24.66    30,470,985  1.52% to 1.97%      5.87%     4.18%  to        4.65%
2010                         1,638,505   22.66  to      23.56    38,444,400  1.52% to 1.97%      6.06%     8.64%  to        9.13%
2009                         1,979,008   20.86  to      21.59    42,571,679  1.52% to 1.97%      6.04%    28.23%  to       28.81%
2008                         2,152,104   16.27  to      16.76    35,956,658  1.52% to 1.97%      4.05%    -9.71%  to       -9.31%
2007                         2,630,945   18.02  to      18.48    48,501,854  1.52% to 1.97%      3.77%     3.26%  to        3.73%

                                      111

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  -------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment       Total Return
                                            Lowest to           Net Assets      Lowest        Income            Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)        Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  ---------------------
Davis Venture Value Portfolio (Class 2)
2011                         1,944,351     31.91  to    33.86    64,611,242  1.40% to 1.97%       1.08%   -6.24%  to    -5.70%
2010                         2,380,663     34.03  to    35.91    84,032,538  1.40% to 1.97%       0.62%    9.83%  to    10.46%
2009                         2,890,453     30.99  to    32.51    92,523,475  1.40% to 1.97%       1.40%   30.71%  to    31.45%
2008                         3,585,624     23.71  to    24.73    87,438,866  1.40% to 1.97%       1.41%  -39.46%  to   -39.11%
2007                         4,596,592     39.16  to    40.61   184,372,113  1.40% to 1.97%       0.74%    3.44%  to     4.03%

"Dogs" of Wall Street  Portfolio (Class 2)
2011                           478,507     13.04  to    13.59     6,473,714  1.52% to 1.97%       2.02%   10.32%  to    10.82%
2010                           565,210     11.82  to    12.26     6,902,147  1.52% to 1.97%       2.60%   14.29%  to    14.81%
2009                           690,646     10.34  to    10.68     7,348,853  1.52% to 1.97%       4.61%   17.63%  to    18.16%
2008                           831,949      8.79  to     9.04     7,493,474  1.52% to 1.97%       3.06%  -28.14%  to   -27.81%
2007                         1,095,283     12.24  to    12.52    13,674,579  1.52% to 1.97%       2.32%   -3.99%  to    -3.56%

Emerging Markets Portfolio (Class 2)
2011                           467,069     15.97  to    16.67     7,751,701  1.52% to 1.97%       0.38%  -27.64%  to   -27.31%
2010                           561,922     22.07  to    22.93    12,833,079  1.52% to 1.97%       1.27%   16.03%  to    16.56%
2009                           659,530     19.02  to    19.67    12,935,073  1.52% to 1.97%       0.00%   72.95%  to    73.73%
2008                           750,608     11.00  to    11.32     8,475,790  1.52% to 1.97%       1.30%  -57.53%  to   -57.34%
2007                         1,187,756     25.89  to    26.54    31,441,510  1.52% to 1.97%       1.84%   38.43%  to    39.05%

Equity Opportunities Portfolio (Class 2)
2011                           307,336     17.34  to    18.12     5,540,615  1.52% to 1.97%       0.39%   -2.21%  to    -1.76%
2010                           381,287     17.73  to    18.45     7,002,702  1.52% to 1.97%       0.56%   14.63%  to    15.15%
2009                           481,438     15.47  to    16.02     7,683,010  1.52% to 1.97%       1.10%   29.33%  to    29.91%
2008                           595,320     11.96  to    12.33     7,314,519  1.52% to 1.97%       1.33%  -39.76%  to   -39.49%
2007                           727,508     19.85  to    20.38    14,780,533  1.52% to 1.97%       1.56%   -2.00%  to    -1.55%

Foreign Value Portfolio (Class 2)
2011                         1,727,533     13.97  to    14.76    25,454,553  1.52% to 1.97%       1.41%  -13.49%  to   -13.10%
2010                         2,061,571     16.14  to    16.99    34,959,236  1.52% to 1.97%       1.81%    1.02%  to     1.48%
2009                         2,430,323     15.98  to    16.74    40,616,081  1.52% to 1.97%       2.71%   27.53%  to    28.11%
2008                         2,825,852     12.53  to    13.07    36,871,951  1.52% to 1.97%       2.78%  -42.11%  to   -41.85%
2007                         3,365,594     21.65  to    22.47    75,531,447  1.52% to 1.97%       1.76%   11.95%  to    12.46%

Fundamental Growth Portfolio (Class 2)
2011                           158,290     15.86  to    16.57     2,606,634  1.52% to 1.97%       0.00%   -7.46%  to    -7.05%
2010                           187,389     17.14  to    17.83     3,323,350  1.52% to 1.97%       0.00%   14.56%  to    15.07%
2009                           222,395     14.96  to    15.49     3,428,999  1.52% to 1.97%       0.00%   33.12%  to    33.73%
2008                           261,738     11.24  to    11.59     3,020,623  1.52% to 1.97%       0.00%  -45.99%  to   -45.75%
2007                           318,015     20.81  to    21.36     6,766,692  1.52% to 1.97%       0.00%   12.79%  to    13.29%

Global Bond Portfolio (Class 2)
2011                           514,634     22.41  to    23.36    11,970,760  1.52% to 1.97%       2.10%    3.53%  to     4.00%
2010                           656,557     21.65  to    22.46    14,697,208  1.52% to 1.97%       3.91%    4.05%  to     4.52%
2009                           754,806     20.80  to    21.49    16,169,165  1.52% to 1.97%       3.26%    5.24%  to     5.72%
2008                           906,808     19.77  to    20.32    18,379,687  1.52% to 1.97%       3.00%    3.45%  to     3.91%
2007                           923,705     19.11  to    19.56    18,024,074  1.52% to 1.97%       0.42%    9.05%  to     9.54%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  ---------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment        Total Return
                                            Lowest to           Net Assets      Lowest        Income             Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)         Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  ------------------------
Global Equities Portfolio (Class 2)
2011                           333,190   17.71  to  18.70 (5)     6,142,356  1.40% to 1.97%       0.77%  -12.27%  to   -11.76% (6)
2010                           376,320   20.19  to  21.20 (5)     7,868,391  1.40% to 1.97%       1.58%   11.94%  to    12.58% (6)
2009                           421,316   18.04  to  18.83 (5)     7,833,355  1.40% to 1.97%       2.67%   26.68%  to    27.41% (6)
2008                           492,240   14.24  to  14.78 (5)     7,189,938  1.40% to 1.97%       1.85%  -44.58%  to       -44.26%
2007                           739,069   25.69  to  26.51 (5)    19,379,314  1.40% to 1.97%       1.08%    9.52%  to        10.15%

Growth Opportunities Portfolio (Class 2)
2011                           716,500    5.55  to      5.80      4,136,876  1.52% to 1.97%       0.00%   -4.42%  to        -3.98%
2010                           822,537    5.80  to      6.04      4,946,927  1.52% to 1.97%       0.00%   21.73%  to        22.28%
2009                           941,439    4.77  to      4.94      4,632,616  1.52% to 1.97%       0.00%   15.78%  to        16.30%
2008                           996,083    4.12  to      4.25      4,216,280  1.52% to 1.97%       0.00%  -37.23%  to       -36.94%
2007                         1,364,018    6.56  to      6.74      9,154,888  1.52% to 1.97%       0.00%   19.01%  to        19.55%

Growth-Income Portfolio (Class 2)
2011                           327,138   27.11  to     28.35      9,220,072  1.52% to 1.97%       0.77%    6.07%  to         6.55%
2010                           392,603   25.56  to     26.61     10,388,023  1.52% to 1.97%       0.80%    9.16%  to         9.66%
2009                           469,037   23.41  to     24.26     11,325,724  1.52% to 1.97%       1.21%   25.49%  to        26.06%
2008                           621,649   18.66  to     19.25     11,915,819  1.52% to 1.97%       0.87%  -44.11%  to       -43.85%
2007                           848,272   33.38  to     34.28     28,979,639  1.52% to 1.97%       0.78%    8.79%  to         9.28%

High-Yield Bond Portfolio (Class 2)
2011                           712,383   21.47  to     22.45     15,901,198  1.52% to 1.97%       7.72%    2.09%  to         2.55%
2010                           886,276   21.03  to     21.89     19,311,856  1.52% to 1.97%       9.17%   12.20%  to        12.70%
2009                         1,150,553   18.74  to     19.42     22,246,264  1.52% to 1.97%       8.90%   39.05%  to        39.67%
2008                         1,090,907   13.48  to     13.91     15,118,489  1.52% to 1.97%       9.82%  -33.58%  to       -33.28%
2007                         1,491,422   20.30  to     20.84     30,982,321  1.52% to 1.97%       7.08%   -0.74%  to        -0.30%

International Diversified Equities Portfolio (Class 2)
2011                         1,752,957   10.66  to     11.11     19,413,669  1.52% to 1.97%       1.89%  -16.40%  to       -16.02%
2010                         2,084,423   12.75  to     13.23     27,500,147  1.52% to 1.97%       3.96%    6.22%  to         6.70%
2009                         2,427,191   12.00  to     12.40     30,021,823  1.52% to 1.97%       1.21%   26.44%  to        27.01%
2008                         2,942,098    9.49  to      9.77     28,661,259  1.52% to 1.97%       3.13%  -40.74%  to       -40.47%
2007                         3,499,414   16.02  to     16.40     57,269,092  1.52% to 1.97%       1.94%   12.93%  to        13.44%

International Growth and Income Portfolio (Class 2)
2011                           738,771   11.36  to     11.82      8,692,564  1.52% to 1.97%       2.76%  -15.60%  to       -15.22%
2010                           877,522   13.46  to     13.95     12,185,472  1.52% to 1.97%       3.85%    4.85%  to         5.32%
2009                         1,046,103   12.84  to     13.24     13,799,411  1.52% to 1.97%       0.00%   25.08%  to        25.64%
2008                         1,254,873   10.27  to     10.54     13,180,687  1.52% to 1.97%       2.45%  -47.04%  to       -46.80%
2007                         1,818,911   19.39  to     19.81     35,944,347  1.52% to 1.97%       1.45%    4.92%  to         5.39%

Marsico Focused Growth Portfolio (Class 2)
2011                         1,269,464   11.05  to     11.33     14,335,763  1.52% to 1.77%       0.18%   -3.31%  to        -3.07%
2010                         1,643,643   11.43  to     11.69     19,157,098  1.52% to 1.77%       0.28%   15.18%  to        15.47%
2009                         2,015,612    9.93  to     10.12     20,351,645  1.52% to 1.77%       0.62%   28.22%  to        28.54%
2008                         2,511,164    7.74  to      7.87     19,729,754  1.52% to 1.77%       0.32%  -41.95%  to       -41.80%
2007                         3,098,296   13.34  to     13.53     41,823,533  1.52% to 1.77%       0.06%   11.49%  to        11.77%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  ---------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment       Total Return
                                            Lowest to           Net Assets      Lowest        Income            Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)        Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  -----------------------
MFS Massachusetts Investors Trust Portfolio (Class 2)
2011                           505,516   21.30  to      22.16    11,161,526  1.52% to 1.97%       0.51%   -3.97%  to       -3.54%
2010                           599,107   22.18  to      22.98    13,718,315  1.52% to 1.97%       0.83%    8.87%  to        9.35%
2009                           708,044   20.37  to      21.01    14,828,965  1.52% to 1.97%       1.19%   24.07%  to       24.64%
2008                           791,605   16.42  to      16.86    13,304,132  1.52% to 1.97%       0.82%  -33.86%  to      -33.56%
2007                           937,193   24.82  to      25.37    23,715,821  1.52% to 1.97%       1.01%    8.25%  to        8.74%

MFS Total Return Portfolio (Class 2)
2011                         1,742,450   26.54  to      27.70    48,060,159  1.52% to 1.97%       2.42%   -0.21%  to        0.24%
2010                         2,101,531   26.60  to      27.64    57,854,501  1.52% to 1.97%       2.71%    7.73%  to        8.22%
2009                         2,504,856   24.69  to      25.54    63,751,431  1.52% to 1.97%       3.65%   16.00%  to       16.52%
2008                         3,096,393   21.28  to      21.92    67,652,883  1.52% to 1.97%       2.85%  -23.66%  to      -23.31%
2007                         4,204,979   27.88  to      28.58   119,855,497  1.52% to 1.97%       2.43%    2.05%  to        2.51%

Mid-Cap Growth Portfolio (Class 2)
2011                         1,470,105   10.59  to      11.22    16,199,999  1.40% to 1.97%       0.00%   -7.90%  to       -7.38%
2010                         1,843,496   11.49  to      12.11    21,973,145  1.40% to 1.97%       0.00%   22.83%  to       23.53%
2009                         2,160,082    9.36  to       9.81    20,869,437  1.40% to 1.97%       0.00%   39.44%  to       40.24%
2008                         2,663,058    6.71  to       6.99    18,376,734  1.40% to 1.97%       0.00%  -44.55%  to      -44.23%
2007                         3,266,960   12.10  to      12.54    40,461,275  1.40% to 1.97%       0.12%   14.49%  to       15.14%

Real Estate Portfolio (Class 2)
2011                           418,375   22.35  to      23.32     9,699,869  1.52% to 1.97%       0.76%    5.88%  to        6.36%
2010                           516,347   21.11  to      21.92    11,265,666  1.52% to 1.97%       1.72%   17.38%  to       17.91%
2009                           582,785   17.98  to      18.59    10,789,261  1.52% to 1.97%       2.00%   27.07%  to       27.64%
2008                           702,589   14.15  to      14.57    10,191,024  1.52% to 1.97%       2.88%  -45.07%  to      -44.82%
2007                           940,405   25.76  to      26.40    24,726,909  1.52% to 1.97%       1.14%  -16.14%  to      -15.76%

Small & Mid Cap Value Portfolio (Class 2)
2011                         1,089,065   17.74  to      18.51    20,087,288  1.52% to 1.97%       0.12%   -9.92%  to       -9.51%
2010                         1,352,751   19.69  to      20.45    27,587,624  1.52% to 1.97%       0.24%   23.21%  to       23.76%
2009                         1,604,202   15.98  to      16.53    26,447,744  1.52% to 1.97%       0.71%   39.50%  to       40.13%
2008                         1,959,032   11.46  to      11.79    23,050,950  1.52% to 1.97%       0.31%  -36.36%  to      -36.08%
2007                         2,435,210   18.00  to      18.45    44,841,243  1.52% to 1.97%       0.51%   -0.33%  to        0.12%

Technology Portfolio (Class 2)
2011                         1,332,185    2.14  to       2.26     2,966,373  1.40% to 1.97%       0.00%   -7.36%  to       -6.84%
2010                         1,752,932    2.31  to       2.43     4,196,017  1.40% to 1.97%       0.00%   17.75%  to       18.42%
2009                         2,103,021    1.96  to       2.05     4,258,272  1.40% to 1.97%       0.00%   47.26%  to       48.10%
2008                         2,020,598    1.33  to       1.39     2,767,883  1.40% to 1.97%       0.00%  -52.16%  to      -51.89%
2007                         2,882,621    2.78  to    2.88 (5)    8,221,130  1.40% to 1.97%       0.00%   19.38%  to   20.06% (6)

Telecom Utility Portfolio (Class 2)
2011                           148,760   16.33  to      16.73     2,470,872  1.52% to 1.77%       2.16%    4.24%  to        4.51%
2010                           155,083   15.67  to      16.01     2,463,805  1.52% to 1.77%       2.70%   11.42%  to       11.70%
2009                           204,034   14.06  to      14.33     2,902,835  1.52% to 1.77%       5.26%   29.56%  to       29.88%
2008                           264,730   10.85  to      11.03     2,903,254  1.52% to 1.77%       2.21%  -38.63%  to      -38.48%
2007                           299,160   17.68  to      17.93     5,342,993  1.52% to 1.77%       2.93%   18.61%  to       18.91%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                            At December 31                                                 For the Year Ended December 31
---------------------------------------------------------------------------  -------------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment           Total Return
                                            Lowest to           Net Assets      Lowest        Income                Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)           Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  ---------------------------
Total Return Bond Portfolio (Class 2)
2011                           723,666    26.64  to     27.34    19,724,689  1.52% to 1.77%     1.37%        4.35%  to         4.61%
2010                           882,303    25.53  to     26.14    22,983,900  1.52% to 1.77%     2.61%        4.32%  to         4.58%
2009                           894,912    24.47  to     24.99    22,293,889  1.52% to 1.77%     2.05%        9.47%  to         9.74%
2008                           527,462    22.35  to     22.77    11,974,186  1.52% to 1.77%     4.33%        3.07%  to         3.33%
2007                           311,578    21.69  to     22.04     6,851,081  1.52% to 1.77%     6.36%        3.54%  to         3.80%

Aggressive Growth Portfolio (Class 3)
2011                         1,580,323     7.87  to   8.30 (5)   17,292,016  1.15% to 2.30%     0.00%       -4.49%  to    -3.34% (6)
2010                         1,239,636     8.24  to   8.59 (5)   15,130,894  1.15% to 2.30%     0.00%       17.72%  to        19.48%
2009                         1,056,984     7.00  to   7.19 (5)   11,314,343  1.15% to 2.30%     0.00%  34.19% (10)  to    38.53% (6)
2008                         1,077,634     5.04  to   5.19 (5)    8,432,205  1.15% to 2.05%     0.32%      -54.03%  to       -53.34%
2007                         1,132,730    10.95  to  11.12 (5)   19,120,314  1.15% to 2.05%     0.39%       -2.90%  to    -1.85% (6)

Alliance Growth Portfolio (Class 3)
2011                         3,797,916     9.72  to  10.31 (5)  106,577,860  1.15% to 2.30%     0.21%       -4.82%  to    -3.66% (6)
2010                         4,315,346    10.21  to  10.70 (5)  133,338,609  1.15% to 2.30%     0.63%        7.37%  to     8.71% (6)
2009                         4,922,220     9.51  to   9.84 (5)  142,097,641  1.15% to 2.30%     0.34%  28.96% (10)  to        39.08%
2008                         5,913,605     6.91  to   7.08 (5)  123,435,605  1.15% to 2.05%     0.00%      -42.08%  to   -41.56% (6)
2007                         6,743,033    11.92  to  12.11 (5)  242,549,984  1.15% to 2.05%     0.00%       11.97%  to    13.01% (6)

American Funds Asset Allocation SAST Portfolio (Class 3)
2011                        10,022,864     9.81  to  10.32 (5)  101,357,620  1.15% to 2.30%     1.16%       -1.31%  to    -0.17% (6)
2010                         7,176,929     9.94  to  10.34 (5)   72,974,449  1.15% to 2.30%     1.36%        9.41%  to    10.72% (6)
2009                         4,783,166     9.08  to   9.34 (5)   44,109,234  1.15% to 2.30%     2.32%  18.39% (10)  to    21.99% (6)
2008                         3,863,276     7.39  to      7.66    29,342,054  1.15% to 2.05%     1.24%      -31.59%  to       -30.64%
2007                         1,635,158    10.80  to     11.04    17,992,072  1.15% to 2.05%     0.06%        3.12%  to     5.01% (6)

American Funds Global Growth SAST Portfolio (Class 3)
2011                        34,862,372     9.84  to  10.33 (5)  350,782,674  1.15% to 2.30%     0.84%      -11.21%  to   -10.18% (6)
2010                        22,149,625    11.08  to  11.50 (5)  248,702,974  1.15% to 2.30%     0.74%        8.87%  to        10.13%
2009                        13,647,633    10.18  to  10.44 (5)  139,541,556  1.15% to 2.30%     2.32%  31.65% (10)  to    40.14% (6)
2008                        11,445,291     7.30  to   7.45 (5)   83,871,758  1.15% to 2.05%     1.30%      -39.87%  to       -39.32%
2007                         5,142,687    12.13  to  12.28 (5)   62,382,919  1.15% to 2.05%     0.00%       12.11%  to    13.13% (6)

American Funds Growth SAST Portfolio (Class 3)
2011                        24,363,939     9.36  to   9.82 (5)  234,636,328  1.15% to 2.30%     0.35%       -6.74%  to    -5.66% (6)
2010                        19,719,559    10.04  to  10.41 (5)  202,206,183  1.15% to 2.30%     0.26%       15.64%  to        16.97%
2009                        16,955,375     8.68  to   8.90 (5)  149,351,933  1.15% to 2.30%     1.75%  27.14% (10)  to        37.36%
2008                        15,565,187     6.34  to      6.48   100,292,669  1.15% to 2.05%     0.50%      -45.33%  to       -44.82%
2007                         7,222,806    11.60  to  11.75 (5)   84,729,982  1.15% to 2.05%     0.02%        9.60%  to    10.65% (6)

American Funds Growth-Income SAST Portfolio (Class 3)
2011                        21,043,610     8.90  to   9.34 (5)  189,664,824  1.15% to 2.30%     1.00%       -4.36%  to    -3.26% (6)
2010                        18,469,523     9.30  to   9.66 (5)  172,304,601  1.15% to 2.30%     1.08%        8.54%  to         9.80%
2009                        17,222,295     8.57  to   8.79 (5)  146,800,095  1.15% to 2.30%     2.21%  24.97% (10)  to        29.31%
2008                        16,380,570     6.65  to   6.80 (5)  108,459,833  1.15% to 2.05%     0.91%      -39.33%  to       -38.76%
2007                         7,486,135    10.96  to  11.10 (5)   81,260,540  1.15% to 2.05%     0.04%        2.44%  to     3.44% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                          At December 31                                               For the Year Ended December 31
-----------------------------------------------------------------    ---------------------------------------------------------------
                                Unit Fair Value                      Expense Ratio        Investment          Total Return
                                   Lowest to           Net Assets        Lowest             Income             Lowest to
Year           Units             Highest ($)(4)           ($)        to Highest (1)        Ratio (2)          Highest (3)
---------     ---------      ----------------------    ----------    --------------       ------------------------------------------
Balanced Portfolio(Class 3)
2011          2,640,927      10.39   to   10.99 (5)    35,694,977    1.15% to 2.30%          1.69%         -0.58%  to      0.85% (6)
2010          1,705,555      10.45   to   10.89 (5)    25,621,524    1.15% to 2.30%          1.85%          8.92%  to     10.28%
2009          1,237,281       9.59   to    9.88 (5)    17,878,194    1.15% to 2.30%          3.07%    19.73% (10)  to     22.30% (6)
2008          1,041,860       7.87   to    8.08 (5)    12,468,044    1.15% to 2.05%          3.19%        -27.71%  to    -26.91%
2007          1,045,325      10.89   to   11.05 (5)    17,414,478    1.15% to 2.05%          2.82%          2.59%  to      3.78% (6)

Blue Chip Growth Portfolio (Class 3)
2011          8,452,553       9.55   to   10.11 (5)    60,434,273    1.15% to 2.30%          0.01%         -7.97%  to     -6.90% (6)
2010          5,831,160      10.38   to   10.86 (5)    41,946,401    1.15% to 2.30%          0.09%          9.69%  to     10.95%
2009          2,912,641       9.46   to    9.79 (5)    17,219,970    1.15% to 2.30%          0.06%    26.52% (10)  to     34.94% (6)
2008          2,094,386       7.07   to    7.25 (5)     8,965,595    1.15% to 2.05%          0.17%        -40.56%  to    -39.85%
2007          2,340,254      11.89   to   12.06 (5)    16,543,909    1.15% to 2.05%          0.14%         11.18%  to     12.43% (6)

Capital Growth Portfolio (Class 3)
2011          5,999,371       9.13   to    9.66 (5)    43,383,733    1.15% to 2.30%          0.00%         -3.85%  to     -2.69% (6)
2010          6,772,753       9.49   to    9.93 (5)    50,326,688    1.15% to 2.30%          0.00%          6.14%  to       7.72%
2009          7,199,601       8.94   to    9.22 (5)    49,854,080    1.15% to 2.30%          0.00%    28.91% (10)  to     41.50% (6)
2008          8,151,653       6.30   to    6.51 (5)    40,122,091    1.15% to 2.05%          0.00%        -46.74%  to    -45.93%
2007          4,001,416      11.84   to   12.05 (5)    36,234,272    1.15% to 2.05%          1.48%         10.50%  to     11.97% (6)

Cash Management Portfolio (Class 3)
2011         15,707,935       9.31   to    9.93 (5)   190,669,336    1.15% to 2.30%          0.00%         -2.79%  to     -1.66% (6)
2010         14,338,501       9.57   to   10.10 (5)   181,754,590    1.15% to 2.30%          0.00%         -3.58%  to     -1.62%
2009         18,042,688       9.93   to   10.26 (5)   236,878,333    1.15% to 2.30%          2.01%    -2.14% (10)  to     -1.34% (6)
2008         27,536,857      10.15   to   10.40 (5)   368,421,385    1.15% to 2.05%          3.67%         -1.37%  to     -0.23%
2007         17,016,940      10.29   to   10.43 (5)   229,635,212    1.15% to 2.05%          3.74%          1.96%  to      3.06% (6)

Corporate Bond Portfolio (Class 3)
2011         28,047,297      13.69   to   14.40 (5)   578,591,304    1.15% to 2.30%          6.11%          3.73%  to      4.93% (6)
2010         24,743,265      13.20   to   13.73 (5)   530,895,157    1.15% to 2.30%          6.30%          8.19%  to      9.43%
2009         22,342,572      12.20   to   12.54 (5)   459,737,070    1.15% to 2.30%          6.19%    16.27% (10)  to     29.15% (6)
2008         21,366,957       9.51   to    9.71 (5)   344,108,880    1.15% to 2.05%          4.35%         -9.88%  to     -9.06%
2007         20,321,908      10.55   to   10.68 (5)   367,171,144    1.15% to 2.05%          4.15%          3.07%  to      4.01% (6)

Davis Venture Value Portfolio (Class 3)
2011         21,401,106       9.06   to    9.52 (5)   477,761,383    1.15% to 2.30%          1.10%         -6.64%  to     -5.56% (6)
2010         17,604,454       9.70   to   10.08 (5)   509,186,685    1.15% to 2.30%          0.56%          9.36%  to     10.62%
2009         15,849,454       8.87   to    9.12 (5)   471,246,641    1.15% to 2.30%          1.30%    27.08% (10)  to     31.65% (6)
2008         16,951,318       6.77   to    6.92 (5)   394,189,704    1.15% to 2.05%          1.38%        -39.57%  to    -39.02%
2007         17,320,915      11.20   to   11.35 (5)   679,538,448    1.15% to 2.05%          0.71%          3.23%  to      4.19% (6)

"Dogs" of Wall Street Portfolio (Class 3)
2011          2,656,601      11.11   to   11.71 (5)    33,635,609    1.15% to 2.30%          2.01%          9.83%  to     11.12% (6)
2010          1,870,469      10.12   to   10.54 (5)    22,005,509    1.15% to 2.30%          2.85%         13.45%  to     15.11%
2009          1,203,938       8.92   to    9.15 (5)    12,612,965    1.15% to 2.30%          4.65%         18.48%  to 25.74% (10)(6)
2008          1,261,706       7.49   to    7.72 (5)    11,223,963    1.15% to 2.05%          2.96%        -28.53%  to    -27.63%
2007          1,426,345      10.48   to   10.67 (5)    17,644,260    1.15% to 2.05%          2.35%         -4.79%  to     -3.40% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                           At December 31                                          For the Year Ended December 31
-----------------------------------------------------------------    --------------------------------------------------------------
                                Unit Fair Value                      Expense Ratio        Investment         Total Return
                                   Lowest to           Net Assets        Lowest             Income            Lowest to
Year            Units            Highest ($)(4)           ($)        to Highest (1)        Ratio (2)         Highest (3)
---------     ---------      ----------------------    ----------    --------------       -----------------------------------------
Emerging Markets Portfolio (Class 3)
2011           9,834,135      9.98   to   10.51 (5)    141,712,285    1.15% to 2.30%         0.40%       -27.95%   to    -27.11% (6)
2010           7,869,498     13.85   to   14.42 (5)    166,913,850    1.15% to 2.30%         1.26%        15.53%   to     16.87%
2009           7,359,645     11.99   to   12.34 (5)    138,954,707    1.15% to 2.30%         0.00%   42.65% (10)   to     74.20% (6)
2008           7,858,873      6.93   to    7.08 (5)     85,778,979    1.15% to 2.05%         1.46%       -57.59%   to    -57.22%
2007           6,169,271     16.34   to   16.56 (5)    160,604,624    1.15% to 2.05%         1.94%        38.11%   to     39.44% (6)

Equity Opportunities Portfolio (Class 3)
2011           1,554,661      9.23   to    9.76 (5)     26,076,886    1.15% to 2.30%         0.30%        -2.70%   to     -1.50% (6)
2010           1,772,202      9.48   to    9.91 (5)     31,361,295    1.15% to 2.30%         0.46%        13.82%   to     15.46% (6)
2009           2,079,729      8.33   to    8.58 (5)     32,677,771    1.15% to 2.30%         0.97%   24.19% (10)   to     30.26% (6)
2008           2,510,604      6.40   to    6.59 (5)     30,473,527    1.15% to 2.05%         1.17%       -40.07%   to    -39.33%
2007           2,944,793     10.67   to   10.85 (5)     59,257,669    1.15% to 2.05%         1.54%        -2.60%   to     -1.36% (6)

Foreign Value Portfolio (Class 3)
2011          38,431,577       8.04   to    8.44 (5)    446,498,835   1.15% to 2.30%         1.54%        -13.86%  to    -12.86% (6)
2010          25,903,108       9.33   to    9.68 (5)    387,974,778   1.15% to 2.30%         1.94%          0.59%  to      1.75%
2009          19,373,532       9.28   to    9.52 (5)    311,034,623   1.15% to 2.30%         2.62%    26.52% (10)  to     28.45% (6)
2008          19,597,947       7.25   to    7.41 (5)    250,475,847   1.15% to 2.05%         2.81%        -42.23%  to    -41.69%
2007          19,952,046      12.55   to   12.71 (5)    443,691,315   1.15% to 2.05%         1.74%         11.72%  to     12.75% (6)

Fundamental Growth Portfolio (Class 3)
2011           4,652,711      9.32   to    9.89 (5)     70,790,422    1.15% to 2.30%         0.00%         -8.14%  to     -6.79% (6)
2010           4,934,236     10.15   to   10.61 (5)     81,768,665    1.15% to 2.30%         0.00%         13.69%  to     15.38%
2009           5,370,746      8.92   to    9.20 (5)     77,863,955    1.15% to 2.30%         0.00%    30.57% (10)  to     34.09% (6)
2008           6,033,489      6.69   to    6.86 (5)     65,512,346    1.15% to 2.05%         0.00%        -46.14%  to    -45.60%
2007           2,780,518     12.43   to   12.61 (5)     57,223,390    1.15% to 2.05%         0.00%         12.29%  to     13.53% (6)

Global Bond Portfolio (Class 3)
2011          10,182,828      12.76   to   13.41 (5)    189,229,931   1.15% to 2.30%         2.10%          3.09%  to      4.28% (6)
2010           7,826,147      12.38   to   12.86 (5)    155,352,219   1.15% to 2.30%         4.09%          3.61%  to      4.80%
2009           6,438,287      11.95   to   12.27 (5)    130,721,653   1.15% to 2.30%         3.34%          6.00%  to  7.56% (10)(6)
2008           5,717,683      11.33   to   11.57 (5)    111,899,875   1.15% to 2.05%         3.16%          3.26%  to       4.20%
2007           4,114,757      10.97   to   11.11 (5)     78,731,321   1.15% to 2.05%         0.36%          8.84%  to      9.82% (6)

Global Equities Portfolio (Class 3)
2011           1,969,956       8.24   to    8.75 (5)     26,612,803   1.15% to 2.30%         0.83%        -12.65%  to    -11.63% (6)
2010           1,446,322       9.43   to    9.90 (5)     26,140,571   1.15% to 2.30%         1.57%         11.35%  to     12.75%
2009           1,216,039       8.47   to    8.78 (5)     21,171,000   1.15% to 2.30%         2.58%         27.60%  to 27.70% (10)(6)
2008           1,267,375       6.73   to    6.88 (5)     17,737,627   1.15% to 2.05%         1.90%        -44.68%  to    -44.18%
2007           1,384,670      12.16   to   12.33 (5)     35,551,355   1.15% to 2.05%         1.09%          9.27%  to     10.31% (6)

Growth Opportunities Portfolio (Class 3)
2011          21,144,879      10.81   to   11.37 (5)    149,800,724   1.15% to 2.30%         0.00%         -4.83%  to     -3.73% (6)
2010          16,138,862      11.35   to   11.81 (5)    107,540,605   1.15% to 2.30%         0.00%         21.20%  to     22.61%
2009          12,605,872       9.37   to    9.63 (5)     63,797,232   1.15% to 2.30%         0.00%         16.61%  to 25.79% (10)(6)
2008           9,697,948       8.09   to    8.26 (5)     41,499,559   1.15% to 2.05%         0.00%        -37.37%  to     -36.77%
2007           7,169,085      12.91   to   13.06 (5)     47,992,334   1.15% to 2.05%         0.00%         18.84%  to     19.88% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
7. UNIT VALUES (continued)


                           At December 31                                            For the Year Ended December 31
-------------------------------------------------------------------  ---------------------------------------------------------------
                                Unit Fair Value                      Expense Ratio       Investment          Total Return
                                   Lowest to            Net Assets      Lowest             Income             Lowest to
Year            Units            Highest ($)(4)            ($)       to Highest (1)       Ratio (2)          Highest (3)
---------     ---------      ----------------------    ------------  --------------      ----------  -------------------------------
Growth-Income Portfolio (Class 3)
2011          3,843,015        9.25    to   9.84 (5)     49,130,066   1.15% to 2.30%      0.94%          5.64%    to    6.83%(6)
2010            680,901        8.76    to   9.21 (5)     15,141,736   1.15% to 2.30%      0.76%          8.16%    to   10.00%
2009            598,674        8.09    to   8.37 (5)     13,677,065   1.15% to 2.30%      1.12%        24.17%(10) to   26.53%(6)
2008            664,354        6.42    to   6.61 (5)     12,111,735   1.15% to 2.05%      0.74%         -44.41%   to  -43.69%
2007            764,969       11.55    to  11.75 (5)     25,653,329   1.15% to 2.05%      0.75%          7.93%    to    9.47%(6)

High-Yield Bond Portfolio (Class 3)
2011          6,310,092       10.72   to   11.44 (5)    111,817,886   1.15% to 2.30%      8.01%          1.65%    to    2.83%(6)
2010          5,112,376       10.54   to   11.13 (5)    100,219,843   1.15% to 2.30%     10.17%         11.08%    to   13.01%
2009          5,240,017        9.49   to    9.85 (5)     96,956,685   1.15% to 2.30%      9.00%        23.55%(10) to   40.05%(6)
2008          3,893,054        6.81   to    7.03 (5)     52,587,028   1.15% to 2.05%     10.52%         -33.98%   to  -33.10%
2007          4,009,189       10.32   to   10.51 (5)     82,455,078   1.15% to 2.05%      7.37%         -1.44%    to   -0.03%(6)

International Diversified Equities Portfolio (Class 3)
2011          15,075,938       8.11   to    8.57 (5)    160,960,717   1.15% to 2.30%      1.88%         -16.76%   to  -15.79%(6)
2010          15,872,663       9.74   to   10.18 (5)    204,539,549   1.15% to 2.30%      3.90%          5.61%    to    6.99%
2009          17,247,631       9.23   to    9.51 (5)    209,558,687   1.15% to 2.30%      1.08%         27.35%    to   29.21%(10)(6)
2008          20,024,399       7.30   to    7.47 (5)    191,793,161   1.15% to 2.05%      3.17%         -40.88%   to  -40.31%
2007          20,035,958      12.34   to   12.51 (5)    324,999,091   1.15% to 2.05%      1.97%         12.74%    to   13.75%(6)

International Growth and Income Portfolio (Class 3)
2011          16,122,467       6.73   to    7.11 (5)    177,099,706   1.15% to 2.30%      2.85%         -16.04%   to  -14.99%(6)
2010          16,405,879       8.01   to    8.36 (5)    215,335,180   1.15% to 2.30%      3.92%          4.29%    to    5.61%(6)
2009          17,071,094       7.68   to    7.91 (5)    214,161,986   1.15% to 2.30%      0.00%         25.98%    to   30.31%(10)(6)
2008          17,353,104       6.15   to    6.28 (5)    174,115,497   1.15% to 2.05%      2.97%         -47.13%   to  -46.66%
2007          11,611,168      11.62   to   11.78 (5)    224,074,458   1.15% to 2.05%      1.60%          4.74%    to    5.68%(6)

Marsico Focused Growth Portfolio (Class 3)
2011           6,731,029      10.06   to   10.60 (5)     72,839,011   1.15% to 2.30%      0.12%         -3.92%    to   -2.81%(6)
2010           4,976,678      10.47   to   10.90 (5)     56,367,195   1.15% to 2.30%      0.23%         14.46%    to   15.78%(6)
2009           3,632,045       9.14   to    9.42 (5)     36,073,909   1.15% to 2.30%      0.52%        25.76%(10) to   28.89%(6)
2008           3,288,769       7.09   to    7.31 (5)     25,555,803   1.15% to 2.05%      0.22%         -42.56%   to  -41.64%
2007           3,487,654      12.34   to   12.52 (5)     46,728,274   1.15% to 2.05%      0.00%         10.92%    to   12.07%(6)

MFS Massachusetts Investors Trust Portfolio (Class 3)
2011          13,925,334       9.87   to   10.40 (5)    205,594,177   1.15% to 2.30%      0.51%         -4.38%    to   -3.27%(6)
2010           8,210,095      10.32   to   10.75 (5)    146,632,293   1.15% to 2.30%      0.86%          8.39%    to    9.64%
2009           4,701,819       9.52   to    9.80 (5)     89,091,011   1.15% to 2.30%      1.19%        24.35%(10) to   24.98%(6)
2008           3,410,408       7.66   to    7.84 (5)     54,369,774   1.15% to 2.05%      0.88%         -34.13%   to  -33.38%
2007           2,125,436      11.63   to   11.77 (5)     53,356,709   1.15% to 2.05%      0.94%          7.80%    to    8.89%(6)

MFS Total Return Portfolio (Class 3)
2011           8,183,114      10.22   to   10.76 (5)    190,169,901   1.15% to 2.30%      2.35%         -0.66%    to    0.51%(6)
2010           8,552,476      10.29   to   10.71 (5)    218,109,230   1.15% to 2.30%      2.69%          7.30%    to    8.51%(6)
2009           8,926,199       9.59   to    9.87 (5)    219,873,060   1.15% to 2.30%      3.62%        14.76%(10) to   16.83%(6)
2008           9,391,238       8.21   to    8.44 (5)    200,778,021   1.15% to 2.05%      2.85%         -23.98%   to  -23.11%
2007          11,567,461      10.80   to   10.98 (5)    326,148,107   1.15% to 2.05%      2.46%          1.51%    to    2.78%(6)

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                        At December 31                                             For the Year Ended December 31
--------------------------------------------------------------  -----------------------------------------------------------------
                             Unit Fair Value                    Expense Ratio   Investment              Total Return
                                 Lowest             Net Assets    Lowest          Income                  Lowest to
Year             Units        to Highest($)(4)         ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------------  -----------------------  ----------  --------------- -----------  ------------------------------------

Mid-Cap Growth Portfolio (Class 3)
2011            8,396,213    10.86  to   11.39 (5)   91,978,433  1.15% to 2.30%    0.00%         -8.30%       to    -7.24% (6)
2010            7,130,205    11.84  to   12.27 (5)   84,256,397  1.15% to 2.30%    0.00%         22.30%       to    23.71%
2009            6,660,269     9.68  to    9.92 (5)   63,773,990  1.15% to 2.30%    0.00%         30.48% (10)  to    40.45% (6)
2008            7,175,903     6.83  to    7.06 (5)   49,132,664  1.15% to 2.05%    0.00%        -45.04%       to   -44.15%
2007            7,347,399    12.42  to   12.65 (5)   90,444,749  1.15% to 2.05%    0.04%         13.75%       to    15.26% (6)

Real Estate Portfolio (Class 3)
2011           13,993,965     8.00  to    8.42 (5)  212,996,370  1.15% to 2.30%    0.81%          5.43%       to     6.65% (6)
2010           10,763,539     7.58  to    7.90 (5)  184,070,869  1.15% to 2.30%    1.75%         16.88%       to    18.23%
2009            8,379,425     6.49  to    6.68 (5)  137,825,012  1.15% to 2.30%    1.89%         27.99%       to    43.69% (10)(6)
2008            7,733,538     5.10  to    5.22 (5)  102,996,168  1.15% to 2.05%    3.22%        -45.15%       to   -44.68%
2007            5,359,753     9.30  to    9.43 (5)  136,407,759  1.15% to 2.05%    1.27%        -16.20%       to   -15.54% (6)

Small & Mid Cap Value Portfolio (Class 3)
2011           27,994,808    10.70  to   11.23 (5)  430,137,080  1.15% to 2.30%    0.13%        -10.31%       to    -9.27% (6)
2010           21,707,355    11.93  to   12.37 (5)  403,160,331  1.15% to 2.30%    0.20%         22.68%       to    24.09%
2009           19,141,352     9.73  to    9.97 (5)  302,277,240  1.15% to 2.30%    0.60%         36.45% (10)  to    40.51% (6)
2008           19,911,678     6.94  to    7.10 (5)  226,990,705  1.15% to 2.05%    0.22%        -36.48%       to   -35.90%
2007           17,135,184    10.93  to   11.07 (5)  311,186,779  1.15% to 2.05%    0.45%         -0.53%       to     0.39% (6)

Small Company Value Portfolio(Class 3)
2011           17,898,761     9.81  to   10.29 (5)  170,417,984  1.15% to 2.30%    0.25%         -5.66%       to    -4.57% (6)
2010           13,788,567    10.40  to   10.79 (5)  136,217,238  1.15% to 2.30%    0.48%         23.61%       to    25.04%
2009           11,356,383     8.41  to    8.63 (5)   89,250,212  1.15% to 2.30%    0.58%         30.14%       to    32.98% (10)(6)
2008           10,485,697     6.47  to    6.63 (5)   63,503,984  1.15% to 2.05%    0.22%        -35.33%       to   -34.6%
2007            6,940,031    10.00  to   10.15 (5)   64,473,065  1.15% to 2.05%    0.00%         -8.86%       to    -7.91% (6)

Technology Portfolio (Class 3)
2011            8,182,996     9.66  to   10.20 (5)   20,765,489  1.15% to 2.30%    0.00%         -7.64%       to    -6.70% (6)
2010            9,020,725    10.46  to   10.94 (5)   22,424,712  1.15% to 2.30%    0.00%         17.26%       to    18.60% (6)
2009           10,306,892     8.92  to    9.22 (5)   20,975,066  1.15% to 2.30%    0.00%         36.59% (10)  to    48.32% (6)
2008            8,297,874     6.03  to    6.22 (5)   11,373,447  1.15% to 2.05%    0.00%        -52.47%       to   -51.82%
2007            7,848,598    12.68  to   12.90 (5)   22,360,904  1.15% to 2.05%    0.00%         18.71%       to    20.24% (6)

Telecom Utility Portfolio (Class 3)
2011            1,205,961    11.94  to   12.63 (5)   17,881,104  1.15% to 2.30%    2.27%          3.62%       to     4.79% (6)
2010              663,880    11.52  to   12.05 (5)   10,084,377  1.15% to 2.30%    2.76%         10.51%       to    12.01%
2009              624,975    10.43  to   10.76 (5)    8,697,071  1.15% to 2.30%    5.52%         27.66% (10)  to    30.23% (6)
2008              609,731     8.04  to    8.26 (5)    6,565,972  1.15% to 2.05%    2.48%        -39.00%       to   -38.31%
2007              377,107    13.18  to   13.39 (5)    6,686,022  1.15% to 2.05%    3.76%         17.79%       to    19.20% (6)

Total Return Bond Portfolio(Class 3)
2011           32,199,190    12.99  to   13.70 (5)  590,254,280  1.15% to 2.30%    1.34%          3.69%       to     4.89% (6)
2010           19,095,522    12.53  to   13.07 (5)  382,917,792  1.15% to 2.30%    2.90%          3.66%       to     4.86%
2009            8,830,184    12.09  to   12.46 (5)  194,108,866  1.15% to 2.30%    2.13%          4.45% (10)  to    10.04% (6)
2008            3,920,292    11.05  to   11.32 (5)   80,663,357  1.15% to 2.05%    6.15%          2.70%       to     3.61%
2007              165,673    10.76  to   10.93 (5)    3,467,341  1.15% to 2.05%    8.15%          2.87%       to     4.03% (6)

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
--------------------------------------------------------  -----------------------------------------------------------------
                       Unit Fair Value                    Expense Ratio   Investment              Total Return
                           Lowest             Net Assets    Lowest          Income                  Lowest to
Year       Units        to Highest($)(4)         ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------  -----------------------  ----------  --------------- -----------  ------------------------------------

Invesco Van Kampen V.I. Capital Growth  Fund (Series II)
2011       2,071,174    10.52  to   11.11 (5)     20,837,864  1.15% to 2.30%     0.00%         -8.71%       to  -7.45% (6)
2010       2,194,616    11.52  to   12.01 (5)     23,718,139  1.15% to 2.30%     0.00%         16.55%       to  18.22%
2009       2,817,633     9.89  to   10.16 (5)     25,763,129  1.15% to 2.30%     0.00%         34.29% (10)  to  63.41% (6)
2008       2,073,166     6.09  to    6.22 (5)     11,619,042  1.15% to 2.05%     0.20%        -50.28%       to -49.87% (6)
2007       2,506,101    12.25  to   12.40 (5)     28,034,658  1.15% to 2.05%     0.00%         14.12%       to  14.99% (6)

Invesco Van Kampen V.I. Comstock Fund (Series II)
2011      27,849,831     8.91  to    9.35 (5)    306,802,405  1.15% to 2.30%     1.28%         -4.33%       to  -3.23% (6)
2010      23,853,701     9.31  to    9.67 (5)    283,683,043  1.15% to 2.30%     0.13%         13.06%       to  14.37%
2009      21,815,548     8.24  to    8.45 (5)    234,069,034  1.15% to 2.30%     4.32%         26.94%       to  27.58% (10)(6)
2008      22,559,089     6.52  to    6.66 (5)    192,729,911  1.15% to 2.05%     2.27%        -37.10%       to -36.54%
2007      24,395,107    10.37  to   10.49 (5)    331,165,533  1.15% to 2.05%     1.62%         -4.26%       to  -3.44% (6)

Invesco Van Kampen V.I. Growth and Income Fund (Series II)
2011      39,373,354     9.25  to    9.73 (5)    485,240,590  1.15% to 2.30%     1.04%         -4.48%       to  -3.38% (6)
2010      36,084,513     9.69  to   10.07 (5)    483,038,980  1.15% to 2.30%     0.10%          9.64%       to  10.91%
2009      34,206,154     8.83  to    9.08 (5)    425,361,561  1.15% to 2.30%     3.62%         22.69%       to  27.54% (10)(6)
2008      35,118,591     7.23  to    7.40 (5)    359,361,497  1.15% to 2.05%     1.80%        -33.59%       to -32.98%
2007      34,758,550    10.88  to   11.04 (5)    537,318,833  1.15% to 2.05%     1.32%          0.44%       to   1.35% (6)

Diversified International Account(Class 1)
2011         342,059     5.62  to    5.83          1,988,938  1.40% to 1.80%     0.18%        -12.76%       to -12.41%
2010         377,301     6.44  to    6.65          2,504,439  1.40% to 1.80%     1.44%         11.16%       to  11.61%
2009         473,099     5.80  to    5.96          2,814,443  1.40% to 1.80%     4.80%         25.04%       to  25.54%
2008         466,175     4.64  to    4.75          2,209,666  1.40% to 1.80%     1.86%        -47.18%       to -46.97%
2007         629,741     8.78  to    8.95          5,628,012  1.40% to 1.80%     2.26%         13.99%       to  14.44%

Equity Income Account (Class 1)
2011       2,214,082     9.63  to   10.04         22,105,657  1.40% to 1.80%     0.49%          3.56%       to   3.97%
2010       2,690,027     9.29  to    9.65         25,843,438  1.40% to 1.80%     3.18%         14.11%       to  14.56%
2009       3,133,789     8.15  to    8.43         26,297,778  1.40% to 1.80%     5.84%         17.86%       to  18.34%
2008       3,970,484     6.91  to    7.12         28,164,053  1.40% to 1.80%     2.62%        -35.12%       to -34.86%
2007       5,671,344    10.65  to   10.93         61,774,881  1.40% to 1.80%     0.99%          3.36%       to   3.77%

Government & High Quality Bond Account (Class 1)
2011         554,000     8.04  to    8.37          4,588,705  1.40% to 1.80%     0.18%          4.33%       to   4.75%
2010         636,769     7.70  to    7.99          5,042,990  1.40% to 1.80%     3.25%          3.96%       to   4.37%
2009         821,902     7.41  to    7.66          6,250,179  1.40% to 1.80%     8.26%          4.57%       to   4.99%
2008         980,933     7.08  to    7.29          7,105,252  1.40% to 1.80%     6.72%          2.81%       to   3.22%
2007       1,339,113     6.89  to    7.06          9,413,525  1.40% to 1.80%     5.60%          4.67%       to   5.09%

Income Account (Class 1)
2011         944,655     9.10  to    9.49          8,906,531  1.40% to 1.80%     0.40%          4.35%       to   4.77%
2010       1,208,383     8.72  to    9.06         10,888,418  1.40% to 1.80%     6.33%          6.71%       to   7.14%
2009       1,435,042     8.17  to    8.45         12,072,823  1.40% to 1.80%    10.22%         16.26%       to  16.72%
2008       1,609,192     7.03  to    7.24         11,598,933  1.40% to 1.80%     7.79%         -5.20%       to  -4.82%
2007       2,184,680     7.41  to    7.61         16,563,551  1.40% to 1.80%     6.27%          4.01%       to   4.43%

                           VARIABLE SEPARATE ACCOUNT

                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                              At December 31                                      For the Year Ended December 31
-------------------------------------------------------------------------  ------------------------------------------------
                                      Unit Fair Value                       Expense Ratio  Investment      Total Return
                                         Lowest                Net Assets    Lowest          Income          Lowest to
Year                     Units       to Highest($)(4)             ($)       to Highest(1)   Ratio (2)        Highest (3)
-------------------------------- ------------------------     ------------ --------------- ------------ --------------------

LargeCap Blend Account II (Class 1)
2011                     376,012     6.24  to       6.50         2,424,975  1.40% to 1.80%    0.03%     -1.90%  to    -1.51%
2010                     522,287     6.36  to       6.60         3,420,439  1.40% to 1.80%    2.44%     11.23%  to    11.68%
2009                     645,109     5.71  to       5.91         3,786,791  1.40% to 1.80%    1.85%     27.36%  to    27.87%
2008                     903,074     4.49  to       4.62         4,143,148  1.40% to 1.80%    1.45%    -37.54%  to   -37.29%
2007                   1,226,426     7.18  to       7.37         8,977,720  1.40% to 1.80%    1.94%      3.34%  to     3.75%

LargeCap Growth Account (Class 1)
2011                      83,870     6.54  to       6.82           568,467  1.40% to 1.80%    0.00%     -5.95%  to    -5.56%
2010                      93,051     6.95  to       7.22           667,630  1.40% to 1.80%    0.06%     16.26%  to    16.73%
2009                     121,352     5.98  to       6.19           745,861  1.40% to 1.80%    0.76%     24.75%  to    25.25%
2008                     147,848     4.79  to       4.94           724,967  1.40% to 1.80%    0.54%    -44.18%  to   -43.95%
2007                     220,373     8.59  to       8.81         1,930,855  1.40% to 1.80%    0.32%     21.17%  to    21.65%

MidCap Blend Account (Class 1)
2011                     263,324    10.87  to      11.33         2,954,840  1.40% to 1.80%    0.00%      6.36%  to     6.78%
2010                     295,113    10.22  to      10.61         3,108,269  1.40% to 1.80%    2.44%     21.89%  to    22.38%
2009                     412,151     8.38  to       8.67         3,551,253  1.40% to 1.80%    2.02%     26.37%  to    26.87%
2008                     476,725     6.63  to       6.83         3,240,323  1.40% to 1.80%    1.74%    -30.83%  to   -30.55%
2007                     627,552     9.59  to       9.84         6,145,928  1.40% to 1.80%    0.94%     -9.50%  to    -9.14%

Money Market Account (Class 1)
2011                     423,329     5.72  to       5.99         2,522,662  1.40% to 1.80%    0.00%     -1.78%  to    -1.39%
2010                     658,291     5.83  to       6.07         3,984,221  1.40% to 1.80%    0.00%     -1.78%  to    -1.39%
2009                   1,015,368     5.93  to       6.16         6,239,662  1.40% to 1.80%    0.30%     -1.56%  to    -1.17%
2008                   2,218,282     6.03  to       6.23        13,782,583  1.40% to 1.80%    2.27%      0.75%  to     1.15%
2007                     709,149     5.98  to       6.16         4,361,036  1.40% to 1.80%    4.78%      3.06%  to     3.47%

Principal Capital Appreciation Account (Class 1)
2011                     972,571    12.25  to      12.78        12,362,447  1.40% to 1.80%    0.00%     -1.66%  to    -1.26%
2010                   1,217,700    12.46  to      12.94        15,685,617  1.40% to 1.80%    1.53%     13.34%  to    13.79%
2009                   1,471,453    10.99  to      11.37        16,662,286  1.40% to 1.80%    1.65%     27.50%  to    28.01%
2008                   1,811,699     8.62  to       8.88        16,032,434  1.40% to 1.80%    1.17%    -34.56%  to   -34.29%
2007                   2,356,937    13.18  to      13.52        31,761,327  1.40% to 1.80%    0.72%      6.79%  to     7.22%

Real Estate Securities Account (Class 1)
2011                      44,982    18.46  to      19.32           866,498  1.40% to 1.80%    0.00%      6.60%  to     7.42%
2010                      47,843    17.31  to      17.99           857,796  1.40% to 1.80%    3.08%     22.98%  to    23.96%
2009                      49,991    14.08  to      14.51           723,401  1.40% to 1.80%    4.28%     26.12%  to    27.13%
2008                      57,651    11.16  to      11.41 (5)       655,991  1.40% to 1.80%    2.39%    -34.05%  to   -33.79%
2007                      76,782    16.93  to      17.24 (5)     1,320,025  1.40% to 1.80%    3.69%    -19.15%  to   -18.83%

SAM Balanced Portfolio (Class 1)
2011                   5,636,060    10.36  to      10.81        60,313,522  1.40% to 1.80%    2.87%     -0.82%  to    -0.42%
2010                   7,630,083    10.45  to      10.85        82,068,848  1.40% to 1.80%    3.70%     11.58%  to    12.03%
2009                   9,604,945     9.36  to       9.69        92,355,490  1.40% to 1.80%    4.12%     21.63%  to    22.12%
2008                  12,410,964     7.70  to       7.93        97,804,678  1.40% to 1.80%    4.36%    -27.50%  to   -27.21%
2007                  16,625,660    10.62  to      10.90       180,098,979  1.40% to 1.80%    2.56%      6.72%  to     7.16%

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
--------------------------------------------------------  -----------------------------------------------------------------
                        Unit Fair Value                    Expense Ratio   Investment              Total Return
                           Lowest             Net Assets    Lowest          Income                  Lowest to
Year       Units        to Highest($)(4)         ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------   ----------------------  ----------  --------------- -----------  ------------------------------------

SAM Conservative Balanced Portfolio(Class 1)
2011      1,034,653       7.85   to     8.18    8,404,475   1.40% to 1.80%      3.04%        0.47%   to          0.87%
2010      1,005,078       7.82   to     8.11    8,102,931   1.40% to 1.80%      4.35%        9.84%   to         10.28%
2009      1,287,172       7.12   to     7.36    9,421,124   1.40% to 1.80%      3.28%       18.99%   to         19.47%
2008      1,551,759       5.98   to     6.16    9,509,564   1.40% to 1.80%      4.06%      -20.65%   to        -20.34%
2007      2,217,123       7.54   to     7.73   17,067,252   1.40% to 1.80%      3.45%        5.63%   to          6.06%

SAM Conservative Growth Portfolio (Class 1)
2011      2,274,776      10.23   to    10.66   23,919,200   1.40% to 1.80%      2.07%       -2.23%   to         -1.84%
2010      2,827,562      10.46   to    10.86   30,342,312   1.40% to 1.80%      3.39%       13.16%   to         13.61%
2009      3,734,141       9.25   to     9.56   35,334,269   1.40% to 1.80%      5.18%       23.46%   to         23.95%
2008      4,717,995       7.49   to     7.71   36,058,775   1.40% to 1.80%      4.15%      -34.31%   to        -34.04%
2007      6,750,665      11.40   to    11.69   78,329,330   1.40% to 1.80%      1.69%        7.34%   to          7.77%

SAM Flexible Income Portfolio (Class 1)
2011      1,153,093       9.29   to     9.69   11,079,025   1.40% to 1.80%      3.89%        1.54%   to          1.95%
2010      1,411,163       9.15   to     9.51   13,335,320   1.40% to 1.80%      5.24%        8.54%   to          8.97%
2009      1,945,377       8.43   to     8.72   16,873,589   1.40% to 1.80%      4.94%       17.82%   to         18.29%
2008      2,823,988       7.15   to     7.37   20,706,070   1.40% to 1.80%      7.04%      -15.30%   to        -14.96%
2007      3,665,557       8.44   to     8.67   31,624,757   1.40% to 1.80%      4.66%        4.19%   to          4.61%

SAM Strategic Growth Portfolio (Class 1)
2011        790,817      10.66   to    11.10    8,690,182   1.40% to 1.80%      1.57%       -3.65%   to         -3.26%
2010      1,020,734      11.07   to    11.47   11,620,735   1.40% to 1.80%      2.49%       14.32%   to         14.78%
2009      1,290,665       9.68   to    10.00   12,809,684   1.40% to 1.80%      3.79%       25.18%   to         25.68%
2008      1,476,341       7.73   to     7.95   11,665,110   1.40% to 1.80%      3.97%      -38.54%   to        -38.29%
2007      1,880,387      12.58   to    12.89   24,091,224   1.40% to 1.80%      1.21%        7.65%   to          8.08%

Short-Term Income Account (Class 1)
2011        370,913       7.23   to     7.54    2,747,274   1.40% to 1.80%      0.15%       -0.44%   to         -0.04%
2010        399,144       7.26   to     7.55    2,966,046   1.40% to 1.80%      1.97%        2.34%   to          2.75%
2009        457,427       7.09   to     7.34    3,316,828   1.40% to 1.80%      7.18%        7.98%   to          8.41%
2008        438,301       6.57   to     6.77    2,935,709   1.40% to 1.80%      3.16%       -2.34%   to         -1.95%
2007        482,012       6.73   to     6.91    3,299,420   1.40% to 1.80%      5.08%        2.64%   to          3.05%

SmallCap Growth Account II (Class 1)
2011         93,742       6.10   to     6.35      586,911   1.40% to 1.80%      0.00%       -6.09%   to         -5.72%
2010        102,863       6.49   to     6.73      684,577   1.40% to 1.80%      0.00%       24.67%   to         25.17%
2009        124,856       5.21   to     5.38      664,807   1.40% to 1.80%      0.00%       29.39%   to         29.91%
2008        144,293       4.02   to     4.14      593,049   1.40% to 1.80%      0.00%      -42.20%   to        -41.97%
2007        237,191       6.96   to     7.13    1,683,650   1.40% to 1.80%      0.00%        3.10%   to          3.51%

SmallCap Value Account I (Class 1)
2011         20,677       8.66   to     9.00      185,291   1.40% to 1.80%      0.04%       -5.38%   to         -5.00%
2010         21,247       9.16   to     9.48      200,565   1.40% to 1.80%      0.74%       23.81%   to         24.31%
2009         30,483       7.40   to     7.62      231,797   1.40% to 1.80%      2.34%       14.37%   to         14.59%
2008         31,852       6.47   to     6.65      211,294   1.40% to 1.80%      0.98%      -32.81%   to        -32.77% (6)
2007         31,791       9.62   to     9.89      314,434   1.40% to 1.80%      1.72%      -11.39%   to        -10.78%

                           VARIABLE SEPARATE ACCOUNT
                                     OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
-------------------------------------------------------------  -----------------------------------------------------------
                        Unit Fair Value                         Expense Ratio   Investment              Total Return
                           Lowest                  Net Assets    Lowest          Income                  Lowest to
Year       Units        to Highest($)(4)              ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------   ----------------------       ----------  ---------------  ----------  ------------------------------
Diversified International Account (Class 2)
2011        169,230       5.41   to     5.61          945,852   1.55% to 1.95%      0.15%    -13.12%   to   -12.72%
2010        190,975       6.23   to     6.43        1,222,479   1.55% to 1.95%      1.24%     10.66%   to    11.17%
2009        218,632       5.63   to     5.78        1,259,606   1.55% to 1.95%      4.02%     24.12%   to    24.89%
2008        295,919       4.53   to     4.63        1,368,024   1.55% to 1.95%      1.70%    -47.42%   to   -47.20%
2007        737,486       8.62   to     8.77        6,457,706   1.55% to 1.95%      2.12%     13.66%   to    14.12%

Equity Income Account (Class 2)
2011      1,315,624       8.86   to     9.27 (5)   12,494,341   1.52% to 2.17%      0.49%      2.43%   to     3.59%
2010      1,715,096       8.65   to     8.95 (5)   15,738,890   1.52% to 2.17%      2.85%     13.04%   to    14.13%
2009      2,212,593       7.65   to     7.84 (5)   17,826,430   1.52% to 2.17%      5.08%     17.95%   to    24.36% (10)(6)
2008      3,312,824       6.51   to     6.65 (5)   22,674,096   1.52% to 2.02%      2.39%    -34.84%   to   -35.11% (6)
2007      5,151,304      10.00   to    10.25 (5)   54,513,329   1.52% to 2.02%      0.72%     -0.05%(7)to     2.47% (7)(6)

Government &  High Quality Bond Account (Class 2)
2011        150,782       7.70   to     8.00        1,196,996   1.55% to 1.95%      0.16%      3.86%   to     4.27%
2010        188,607       7.41   to     7.67        1,437,348   1.55% to 1.95%      3.01%      3.61%   to     4.02%
2009        227,017       7.15   to     7.37        1,664,973   1.55% to 1.95%      6.97%      4.16%   to     4.58%
2008        293,961       6.87   to     7.05        2,066,764   1.55% to 1.95%      6.42%      2.40%   to     2.81%
2007        482,789       6.71   to     6.86        3,301,862   1.55% to 1.95%      5.65%      4.16%   to     4.57%

Income Account (Class 2)
2011        428,684       8.79   to     9.15        3,914,109   1.55% to 1.95%      0.39%      4.02%   to     4.42%
2010        533,544       8.45   to     8.76        4,663,359   1.55% to 1.95%      5.88%      6.17%   to     6.60%
2009        707,569       7.96   to     8.22        5,804,410   1.55% to 1.95%      9.29%     15.89%   to    16.35%
2008      1,058,743       6.87   to     7.07        7,458,920   1.55% to 1.95%      7.50%     -5.61%   to    -5.23%
2007      1,705,116       7.28   to     7.46       12,685,604   1.55% to 1.95%      6.24%      3.72%   to     4.14%

LargeCap Blend Account II (Class 2)
2011         80,396       5.96   to     6.22          498,119   1.55% to 1.95%      0.02%     -2.34%   to    -1.95%
2010         92,182       6.11   to     6.34          582,511   1.55% to 1.95%      2.00%     10.78%   to    11.23%
2009        100,674       5.51   to     5.70          572,095   1.55% to 1.95%      1.27%     26.79%   to    27.30%
2008        152,486       4.35   to     4.48          680,571   1.55% to 1.95%      1.27%    -37.73%   to   -37.48%
2007        332,804       6.98   to     7.16        2,377,024   1.55% to 1.95%      1.50%      2.90%   to     3.31%

LargeCap Growth Account (Class 2)
2011         55,249       6.30   to     6.56          360,719   1.55% to 1.95%      0.00%     -6.31%   to    -5.97%
2010         60,886       6.73   to     6.98          422,658   1.55% to 1.95%      0.00%     15.82%   to    16.23%
2009         64,764       5.81   to     6.00          387,148   1.55% to 1.95%      0.35%     24.42%   to    24.85%
2008         76,287       4.67   to     4.81          365,890   1.55% to 1.95%      0.24%    -44.39%   to   -44.17%
2007        115,826       8.40   to     8.61          994,535   1.55% to 1.95%      0.00%     20.67%   to    21.16%

MidCap Blend Account (Class 2)
2011         66,063      10.41   to    10.84          712,401   1.55% to 1.95%      0.00%      5.91%   to     6.34%
2010         80,624       9.83   to    10.19          817,910   1.55% to 1.95%      2.22%     21.44%   to    21.93%
2009         97,970       8.09   to     8.36          815,986   1.55% to 1.95%      1.54%     25.87%   to    26.37%
2008        120,400       6.43   to     6.62          794,108   1.55% to 1.95%      1.49%    -31.09%   to   -30.82%
2007        243,804       9.33   to     9.56        2,325,422   1.55% to 1.95%      0.71%     -9.87%   to    -9.51%

                              VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
---------------------------------------------------------------  -----------------------------------------------------------------
                          Unit Fair Value                        Expense Ratio   Investment              Total Return
                              Lowest                Net Assets    Lowest          Income                  Lowest to
Year       Units         to Highest($)(4)              ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------   -----------------------      ------------  -------------  ----------  --------------------------------------

Money Market Account (Class 2)
2011        280,795       5.57   to     5.80         1,616,806   1.55% to 1.95%      0.00%     -1.93%       to        -1.54%
2010        384,351       5.68   to     5.89         2,251,961   1.55% to 1.95%      0.00%     -1.93%       to        -1.54%
2009        677,053       5.79   to     5.98         4,033,163   1.55% to 1.95%      0.28%     -1.75%       to        -1.36%
2008      2,367,912       5.89   to     6.06        14,299,967   1.55% to 1.95%      2.07%      0.35%       to         0.75%
2007        741,511       5.87   to     6.01         4,437,007   1.55% to 1.95%      4.41%      2.66%       to         3.07%

Principal Capital Appreciation Account(Class 2)
2011        187,210      11.72   to    12.20         2,272,474   1.55% to 1.95%      0.00%     -2.08%       to        -1.69%
2010        287,058      11.97   to    12.41         3,548,871   1.55% to 1.95%      1.28%     12.89%       to        13.34%
2009        376,687      10.60   to    10.95         4,111,445   1.55% to 1.95%      0.97%     27.04%       to        27.55%
2008        529,300       8.34   to     8.59         4,534,019   1.55% to 1.95%      0.89%    -34.84%       to       -34.58%
2007        892,878      12.81   to    13.13        11,693,715   1.55% to 1.95%      0.50%      6.37%       to         6.79%

Real Estate Securities Account (Class 2)
2011         13,900      18.13   to    18.98           262,236   1.55% to 1.95%      0.00%      7.05%       to         7.19% (6)
2010         24,526      16.91   to    17.73           430,757   1.55% to 1.95%      2.77%     23.37%       to        24.02% (6)
2009         32,241      13.64   to    14.37           460,675   1.55% to 1.95%      3.48%     26.47%       to        26.72%
2008         48,396      10.78   to    11.34           546,928   1.55% to 1.95%      2.24%    -34.32%       to       -34.04%
2007         80,463      16.42   to    17.19         1,379,040   1.55% to 1.95%      3.38%    -19.51%       to       -19.18%

SAM Balanced Portfolio(Class 2)
2011      4,211,032       9.64   to    10.43        43,608,829   1.52% to 2.17%      2.53%     -1.99%       to        -0.79%
2010      5,280,382       9.84   to    10.51        55,154,015   1.52% to 2.17%      3.50%     10.43%       to        11.63%
2009      6,366,836       8.91   to     9.41        59,616,382   1.52% to 2.17%      3.91%     20.36% (10)  to        21.76%
2008      8,976,782       7.37   to     7.73        69,095,751   1.52% to 2.02%      4.13%    -28.24%       to       -27.53%
2007     13,691,041      10.27   to    10.67       145,477,816   1.52% to 2.02%      2.32%      3.65% (7)   to         6.18% (7)(6)

SAM Conservative Balanced Portfolio(Class 2)
2011        809,698      10.34   to    11.01 (5)     6,506,641   1.52% to 2.17%      2.93%     -0.68%       to         0.43% (6)
2010        890,115      10.41   to    10.96 (5)     7,155,837   1.52% to 2.17%      4.05%      8.60%       to        10.05% (6)
2009      1,127,485       9.59   to     9.96 (5)     8,207,867   1.52% to 2.17%      2.97%     15.80% (10)  to        18.90% (6)
2008      1,589,201       8.13   to     8.38 (5)     9,761,789   1.52% to 2.02%      3.85%    -21.45%       to       -20.63%
2007      2,523,507      10.35   to    10.56 (5)    19,251,280   1.52% to 2.02%      3.21%      3.51% (7)   to         5.57% (7)(6)

SAM Conservative Growth Portfolio(Class 2)
2011      2,355,367       9.54   to    10.24        23,931,168   1.52% to 2.17%      1.86%     -3.34%       to        -2.13%
2010      2,838,301       9.87   to    10.46        29,480,485   1.52% to 2.17%      3.19%     12.04%       to        13.19%
2009      3,492,282       8.81   to     9.24        32,078,347   1.52% to 2.17%      5.02%     23.46%       to        23.99% (10)(6)
2008      4,286,571       7.17   to     7.49        31,929,924   1.52% to 2.02%      3.87%    -34.70%       to       -34.30%
2007      6,063,870      10.98   to    11.39        68,797,689   1.52% to 2.02%      1.48%      3.98% (7)   to         6.54% (7)(6)

SAM Flexible Income Portfolio (Class 2)
2011      1,029,599      10.73   to    11.50 (5)     9,590,282   1.52% to 2.17%      3.67%      0.35%       to         1.58%
2010      1,156,232      10.69   to    11.32 (5)    10,602,634   1.52% to 2.17%      5.07%      7.37%       to         8.60%
2009      1,647,151       9.96   to    10.42 (5)    13,907,215   1.52% to 2.17%      4.41%     13.13% (10)  to        17.81%
2008      2,695,421       8.55   to     8.85 (5)    19,300,818   1.52% to 2.02%      6.99%    -16.15%       to       -15.32% (6)
2007      5,221,520      10.20   to    10.45 (5)    44,239,577   1.52% to 2.02%      4.55%      1.98% (7)   to         4.49% (7)

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                           At December 31                                          For the Year Ended December 31
------------------------------------------------------------------- -----------------------------------------------------------
                                Unit Fair Value                      Expense Ratio  Investment            Total Return
                                    Lowest              Net Assets      Lowest        Income               Lowest to
Year               Units        to Highest($)(4)            ($)      to Highest(1)   Ratio (2)            Highest (3)
-------------------------- -------------------------   ------------ --------------- ----------  -------------------------------

SAM Strategic Growth Portfolio(Class 2)
2011           1,049,258       9.92   to    10.71       11,107,748   1.52% to 2.17%     1.38%     -4.66%      to  -3.60%
2010           1,397,038      10.40   to    11.11       15,343,930   1.52% to 2.17%     2.32%     13.29%      to  14.43%
2009           1,614,716       9.18   to     9.71       15,515,066   1.52% to 2.17%     3.60%     25.13%      to  26.37% (10)(6)
2008           1,962,628       7.39   to     7.76       15,090,465   1.52% to 2.02%     3.68%    -38.84%      to -38.50%
2007           2,459,318      12.09   to    12.62       30,798,767   1.52% to 2.02%     0.92%      3.75% (7)  to   6.65% (7)(6)
Short-Term Income Account (Class 2)
2011             202,891       6.99   to     7.27        1,468,387   1.55% to 1.95%     0.15%     -1.00%      to  -0.60%
2010             254,355       7.06   to     7.31        1,851,701   1.55% to 1.95%     1.91%      2.35%      to   2.77%
2009             244,737       6.89   to     7.11        1,734,111   1.55% to 1.95%     6.53%      7.69%      to   8.12%
2008             245,835       6.40   to     6.58        1,610,919   1.55% to 1.95%     2.85%     -3.14%      to  -2.75%
2007             347,912       6.61   to     6.76        2,348,855   1.55% to 1.95%     4.95%      2.23%      to   2.64%

SmallCap Growth Account II (Class 2)
2011              37,685       5.86   to     6.08          228,026   1.55% to 1.95%     0.00%     -6.53%      to  -6.17%
2010              52,037       6.27   to     6.48          335,263   1.55% to 1.95%     0.00%     24.23%      to  24.74%
2009              50,781       5.04   to     5.19          262,664   1.55% to 1.95%     0.00%     28.73%      to  29.26%
2008              77,093       3.92   to     4.02          308,928   1.55% to 1.95%     0.00%    -42.39%      to -42.16%
2007             112,150       6.80   to     6.95          777,178   1.55% to 1.95%     0.00%      2.63%      to   3.04%

SmallCap Value Account I (Class 2)
2011              10,334       8.41   to     8.82           90,807   1.55% to 1.95%     0.04%     -6.40%      to  -5.37%
2010              18,235       8.99   to     9.32          168,872   1.55% to 1.95%     0.83%     22.51%      to  23.88%
2009              13,920       7.33   to     7.52          104,411   1.55% to 1.95%     1.93%     12.90%      to  14.10%
2008              15,299       6.50   to     6.59          100,645   1.55% to 1.95%     0.78%    -32.74%      to -32.94% (6)
2007              23,212       9.66   to     9.83          227,931   1.55% to 1.95%     2.05%    -11.34%      to -11.09%

Columbia Variable Portfolio - Asset Allocation Fund (Class 1)
2011              85,693      10.93   to    11.46          981,636   1.52% to 2.02%     2.52%     -3.18%      to  -2.34%
2010              61,271      11.29   to    11.74          717,063   1.52% to 2.02%     2.57%     10.52%      to  11.72%
2009              81,637      10.21   to    10.50          855,920   1.52% to 2.02%     4.22%     18.66% (10) to  22.13%
2008              98,468       8.45   to     8.60          845,416   1.52% to 1.77%     3.36%    -29.59%      to -29.40%
2007             117,403      11.99   to    12.18        1,427,849   1.52% to 1.77%     2.83%      7.25%      to   7.53%

Columbia Variable Portfolio - Small Company Growth Fund (Class 1)
2011             117,875      10.95   to    11.43        1,344,410   1.52% to 2.02%     0.00%     -7.45%      to  -6.97%
2010             159,274      11.83   to    12.29        1,951,181   1.52% to 2.02%     0.00%     25.18%      to  26.44%
2009             221,739       9.45   to     9.72        2,147,620   1.52% to 2.02%     0.00%     23.76%      to  28.14% (10)(6)
2008             273,607       7.70   to     7.85        2,142,258   1.52% to 1.77%     0.00%    -41.86%      to -41.72%
2007             312,820      13.24   to    13.48        4,201,917   1.52% to 1.77%     0.00%     11.47%      to  11.75%

Columbia Variable Portfolio - High Income Fund (Class 1)
2011           1,149,751      18.53   to    19.47       22,135,020   1.52% to 2.17%     7.51%      4.28%      to   4.96%
2010           1,415,148      17.77   to    18.55       25,984,432   1.52% to 2.17%     7.78%      9.54%      to  10.27%
2009           1,372,893      16.22   to    16.82 (5)   22,869,890   1.52% to 2.17%    10.42%     21.56% (10) to  41.98%
2008           1,370,354      11.54   to    11.85 (5)   16,096,884   1.52% to 2.02%    10.46%    -26.27%      to -25.91%
2007           1,773,530      15.66   to    15.99 (5)   28,133,242   1.52% to 2.02%     5.17%     -0.33%      to   0.31%

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                            At December 31                                          For the Year Ended December 31
---------------------------------------------------------------------- ---------------------------------------------------------
                               Unit Fair Value                         Expense Ratio   Investment           Total Return
                                  Lowest                  Net Assets      Lowest         Income              Lowest to
Year           Units           to Highest($)(4)               ($)      to Highest(1)    Ratio(2)             Highest (3)
------------------------- ----------------------------- -------------- --------------- ---------- ------------------------------

Columbia Variable  Portfolio - Marsico Focused Equities Fund(Class 1)
2011        2,932,795      10.41   to       11.00        31,888,262   1.52% to 2.17%   0.42%       -4.84%      to  -4.08%
2010        3,687,487      10.94   to       11.47        41,882,170   1.52% to 2.17%   0.45%       15.84%      to  16.93%
2009        4,675,588       9.44   to        9.81        45,470,864   1.52% to 2.17%   0.66%       24.94% (10) to  26.73%
2008        5,561,387       7.52   to        7.74        42,729,644   1.52% to 2.02%   0.10%      -42.47%      to -42.19%
2007        6,418,154      13.07   to       13.39 (5)    85,408,402   1.52% to 2.02%   0.12%       11.43%      to  11.86% (6)

Columbia Variable Portfolio - Marsico Growth Fund (Class 1)
2011          248,363      10.00   to       10.47         2,590,925   1.52% to 2.02%   0.28%       -5.00%      to  -4.11%
2010          323,404      10.53   to       10.91         3,520,564   1.52% to 2.02%   0.12%       18.71%      to  19.71%
2009          441,440       8.87   to        9.12         4,016,044   1.52% to 2.02%   0.76%       24.10% (10) to  24.75%
2008          541,437       7.17   to        7.31         3,949,604   1.52% to 1.77%   0.32%      -40.51%      to -40.36%
2007          640,251      12.05   to       12.25         7,830,687   1.52% to 1.77%   0.08%       15.42%      to  15.71%

Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)
2011           96,971      12.68   to       13.25         1,280,717   1.52% to 2.02%   0.00%      -14.02%      to -13.26%
2010          107,059      14.75   to       15.28         1,631,456   1.52% to 2.02%   0.00%       14.52%      to  15.64%
2009          131,028      12.88   to       13.21         1,724,985   1.52% to 2.02%   0.12%       25.15%      to  31.66% (10)(6)
2008          138,259      10.36   to       10.56         1,456,190   1.52% to 1.77%   0.00%      -44.56%      to -44.42%
2007          138,148      18.68   to       18.99         2,614,595   1.52% to 1.77%   0.50%       17.19%      to  17.49%

Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)
2011           69,236       9.71   to       10.82           736,612   1.52% to 2.02%   0.00%       -6.92%      to  -6.50%
2010          121,959      10.43   to       11.58         1,383,881   1.52% to 2.02%   0.07%       27.15%      to  28.11%
2009          161,899       8.20   to        9.04         1,429,293   1.52% to 2.02%   0.00%       35.71% (10) to  41.67%
2008          179,757       5.83   to        6.38         1,123,982   1.52% to 1.77%   0.00%      -45.26%      to -45.13%
2007          194,214      10.66   to       11.62         2,211,393   1.52% to 1.77%   0.11%       17.77%      to  18.07%

Columbia Variable Portfolio - Marsico International Opportunities Fund (Class 2)
2011          198,806      14.08   to       14.65         2,907,894   1.52% to 2.02%   0.78%      -18.15%      to -17.45%
2010          248,600      17.21   to       17.75         4,403,401   1.52% to 2.02%   0.69%       11.11%      to  12.01%
2009          296,817      15.49   to       15.85         4,694,413   1.52% to 2.02%   1.88%       25.60% (10) to  35.87%
2008          380,058      11.47   to       11.66         4,425,940   1.52% to 1.77%   1.26%      -49.39%      to -49.27%
2007          404,480      22.66   to       22.99         9,285,181   1.52% to 1.77%   0.11%       17.58%      to  17.87%

Columbia Variable Portfolio - Diversified Equity Income Fund (Class 1)
2011          272,913       9.95   to       10.45         2,842,827   1.52% to 2.02%   2.07%       -9.35%      to  -8.57%
2010          364,851      10.98   to       11.43         4,153,700   1.52% to 2.02%   1.60%       12.08%      to  13.26%
2009          433,315       9.80   to       10.09         4,359,704   1.52% to 2.02%   3.00%       22.12%      to  22.42% (10)(6)
2008          521,919       8.10   to        8.26         4,302,907   1.52% to 1.77%   2.45%      -38.18%      to -38.02%
2007          601,288      13.10   to       13.33         7,999,484   1.52% to 1.77%   1.44%        0.93%      to   1.19%

Asset Allocation Fund (Class 2)
2011        4,592,849      15.47   to       15.83        72,609,243   1.52% to 1.77%   1.78%       -0.48%      to  -0.23%
2010        5,407,120      15.54   to       15.87        85,697,533   1.52% to 1.77%   1.93%       10.53%      to  10.81%
2009        6,290,551      14.06   to       14.32        89,982,813   1.52% to 1.77%   2.33%       21.81%      to  22.12%
2008        7,239,553      11.54   to       11.72        84,806,694   1.52% to 1.77%   2.38%      -30.75%      to -30.57%
2007        8,948,609      16.67   to       16.89       151,021,559   1.52% to 1.77%   2.13%        4.68%      to   4.95%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                              At December 31                           For the Year Ended December 31
-------------------------------------------------------------  --------------------------------------------------
                              Unit Fair Value                   Expense Ratio   Investment       Total Return
                                 Lowest to          Net Assets     Lowest         Income           Lowest to
Year          Units           Highest ($)(4)           ($)      to Highest(1)    Ratio(2)        Highest (3)
------------- ------------ -------------------------   ------------ --------------- ----------  -----------------
Global Growth Fund (Class 2)
2011           12,096,803    19.80   to     20.65   248,764,306   1.52% to 1.97%   1.22%   -10.66%   to    -10.26%
2010           14,920,017    22.17   to     23.01   342,056,864   1.52% to 1.97%   1.44%     9.57%   to     10.06%
2009           17,654,633    20.23   to     20.91   367,855,392   1.52% to 1.97%   1.41%    39.53%   to     40.16%
2008           20,560,268    14.50   to     14.92   305,800,211   1.52% to 1.97%   1.68%   -39.59%   to    -39.32%
2007           24,347,951    24.00   to     24.59   597,059,462   1.52% to 1.97%   2.68%    12.61%   to     13.12%

Growth Fund (Class 2)
2011           18,577,732    17.90   to     18.66   344,935,437   1.52% to 1.97%   0.58%    -6.14%   to     -5.72%
2010           23,161,429    19.07   to     19.79   456,326,337   1.52% to 1.97%   0.70%    16.37%   to     16.89%
2009           27,875,080    16.39   to     16.93   470,030,372   1.52% to 1.97%   0.65%    36.70%   to     37.31%
2008           32,104,323    11.99   to     12.33   394,455,264   1.52% to 1.97%   0.75%   -45.06%   to    -44.82%
2007           37,442,579    21.82   to     22.34   834,187,972   1.52% to 1.97%   0.76%    10.16%   to     10.66%

Growth-Income Fund (Class 2)
2011           21,845,814    15.20   to     15.86   344,899,767   1.52% to 1.97%   1.46%    -3.75%   to     -3.31%
2010           26,741,866    15.79   to     16.40   436,801,880   1.52% to 1.97%   1.44%     9.25%   to      9.75%
2009           31,212,080    14.46   to     14.94   464,726,621   1.52% to 1.97%   1.58%    28.68%   to     29.26%
2008           35,657,770    11.23   to     11.56   410,931,178   1.52% to 1.97%   1.64%   -39.06%   to    -38.79%
2007           41,685,459    18.44   to     18.89   785,132,652   1.52% to 1.97%   1.48%     2.99%   to      3.46%

Asset Allocation Fund (Class 3)
2011              785,780    46.73   to     47.40    37,221,998   1.30% to 1.40%   1.81%    -0.05%   to      0.05%
2010              922,960    46.75   to     47.37    43,700,036   1.30% to 1.40%   1.99%    11.05%   to     11.16%
2009            1,017,052    42.10   to     42.62    43,321,176   1.30% to 1.40%   2.32%    22.23%   to     22.35%
2008            1,178,662    34.44   to     34.83    41,036,878   1.30% to 1.40%   2.43%   -30.37%   to    -30.30%
2007            1,427,576    49.47   to     49.97    71,314,007   1.30% to 1.40%   2.12%     5.08%   to      5.18%

Cash Management Fund (Class 3)
2011              551,224    21.27   to     21.58    11,890,437   1.30% to 1.40%   0.00%    -1.74%   to     -1.64%
2010              612,158    21.65   to     21.94    13,423,722   1.30% to 1.40%   0.00%    -1.74%   to     -1.64%
2009              785,727    22.03   to     22.30    17,519,838   1.30% to 1.40%   0.21%    -1.70%   to     -1.60%
2008            1,113,284    22.42   to     22.67    25,225,866   1.30% to 1.40%   1.67%     0.57%   to      0.67%
2007              895,103    22.29   to     22.52    20,152,748   1.30% to 1.40%   6.98%     3.38%   to      3.48%

Growth Fund (Class 3)
2011            1,105,433   168.39   to    170.79   188,708,917   1.30% to 1.40%   0.65%    -5.54%   to     -5.44%
2010            1,282,399   178.27   to    180.63   231,541,625   1.30% to 1.40%   0.76%    17.11%   to     17.23%
2009            1,494,840   152.22   to    154.09   230,247,705   1.30% to 1.40%   0.69%    37.58%   to     37.72%
2008            1,767,217   110.64   to    111.89   197,665,581   1.30% to 1.40%   0.81%   -44.71%   to    -44.66%
2007            2,105,017   200.12   to    202.17   425,443,840   1.30% to 1.40%   0.79%    10.87%   to     10.98%

Growth-Income Fund (Class 3)
2011            1,470,881   115.51   to    117.16   172,210,686   1.30% to 1.40%   1.52%    -3.14%   to     -3.04%
2010            1,727,264   119.25   to    120.84   208,592,720   1.30% to 1.40%   1.47%     9.95%   to     10.06%
2009            2,051,954   108.46   to    109.79   225,163,090   1.30% to 1.40%   1.61%    29.48%   to     29.61%
2008            2,421,334    83.76   to     84.70   205,009,214   1.30% to 1.40%   1.68%   -38.65%   to    -38.59%
2007            2,937,093   136.53   to    137.93   404,960,122   1.30% to 1.40%   1.49%     3.66%   to      3.76%


                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                                 At December 31                                 For the Year Ended December 31
-----------------------------------------------------------------  -------------------------------------------------------------
                                Unit Fair Value                     Expense Ratio   Investment         Total Return
                                   Lowest to           Net Assets      Lowest         Income             Lowest to
Year          Units              Highest ($)(4)           ($)        to Highest(1)    Ratio(2)          Highest (3)
-------------------------- -------------------------   ------------ --------------- ----------  -------------------------------
High-Income Bond Fund (Class 3)
2011                253,203   79.82   to       80.96    20,491,234  1.30% to 1.40%    7.32%         0.56%   to             0.66%
2010                287,610   79.38   to       80.43    23,121,444  1.30% to 1.40%    7.29%        13.54%   to            13.66%
2009                334,808   69.91   to       70.76    23,685,327  1.30% to 1.40%    7.13%        37.21%   to            37.34%
2008                352,080   50.95   to       51.52    18,134,272  1.30% to 1.40%    6.99%       -24.82%   to           -24.75%
2007                404,046   67.78   to       68.47    27,657,188  1.30% to 1.40%   10.61%        -0.01%   to             0.09%

International Fund (Class 3)
2011              1,006,795   42.59   to       43.20    43,473,502  1.30% to 1.40%    1.67%       -15.05%   to           -14.97%
2010              1,195,394   50.14   to       50.80    60,705,085  1.30% to 1.40%    2.04%         5.77%   to             5.87%
2009              1,417,411   47.40   to       47.98    67,987,799  1.30% to 1.40%    1.55%        41.26%   to            41.40%
2008              1,671,356   33.56   to       33.94    56,701,012  1.30% to 1.40%    1.82%       -42.91%   to           -42.85%
2007              2,080,064   58.78   to       59.38   123,482,824  1.30% to 1.40%    1.46%        18.43%   to            18.55%

U.S. Government/AAA-Rated Securities Fund (Class 3)
2011                591,640   39.71   to       40.28    23,809,754  1.30% to 1.40%    1.81%         6.06%   to             6.17%
2010                687,580   37.44   to       37.94    26,067,499  1.30% to 1.40%    1.72%         4.35%   to             4.45%
2009                753,235   35.88   to       36.32    27,342,808  1.30% to 1.40%    2.38%         1.15%   to             1.25%
2008                920,427   35.47   to       35.87    33,001,741  1.30% to 1.40%    2.85%         6.16%   to             6.27%
2007                855,535   33.41   to       33.76    28,870,237  1.30% to 1.40%    7.29%         5.15%   to             5.26%

Growth and Income Portfolio (Class VC)
2011             23,295,497    8.19   to     8.65(5)   240,195,562  1.15% to 2.30%    0.75%        -8.22%   to            -7.15% (6)
2010             21,726,327    8.92   to     9.31(5)   249,602,582  1.15% to 2.30%    0.58%        14.76%   to            16.07%
2009             21,685,033    7.78   to     8.03(5)   218,701,580  1.15% to 2.30%    1.02%        17.54%   to        22.85% (10)(6)
2008             22,178,040    6.61   to     6.83(5)   191,962,266  1.15% to 2.05%    1.55%       -37.97%   to           -37.15%
2007             20,216,084   10.66   to    10.86(5)   281,634,255  1.15% to 2.05%    1.32%         0.82%   to             2.25%

Mid-Cap Value Portfolio (Class VC)
2011              2,028,107   12.68   to       12.99    26,314,421  1.52% to 1.77%    0.19%        -5.70%   to            -5.46%
2010              2,497,517   13.45   to       13.75    34,280,758  1.52% to 1.77%    0.39%        23.23%   to            23.54%
2009              2,906,341   10.91   to       11.13    32,294,873  1.52% to 1.77%    0.47%        24.40%   to            24.71%
2008              3,725,186    8.77   to        8.92    33,200,982  1.52% to 1.77%    1.11%       -40.42%   to           -40.27%
2007              5,311,917   14.73   to       14.94    79,277,583  1.52% to 1.77%    0.38%        -1.18%   to            -0.94%

Sterling Capital Select Equity VIF
2011                161,090    8.20   to     8.71(5)     1,391,970  1.52% to 2.17%    1.09%        -6.52%   to            -5.48%
2010                190,884    8.78   to     9.21(5)     1,745,230  1.52% to 2.17%    1.27%         8.98%   to            10.24%
2009                221,514    8.05   to     8.35(5)     1,836,714  1.52% to 2.17%    1.00%        16.71%   to        23.46% (10)(6)
2008                271,911    6.96   to     7.16(5)     1,932,960  1.52% to 2.02%    1.57%       -38.91%   to           -38.37%
2007                335,934   11.40   to    11.62(5)     3,879,807  1.52% to 2.02%    2.01%        -8.29%   to            -7.29%

Sterling Capital Special Opportunities VIF
2011                916,394   13.78   to       14.28    13,013,539  1.52% to 2.17%    0.00%        -5.60%   to            -4.99%
2010              1,035,403   14.60   to    15.03(5)    15,483,642  1.52% to 2.17%    0.06%        13.58%   to            14.48%
2009              1,117,946   12.85   to    13.12(5)    14,612,765  1.52% to 2.17%    0.00%    27.30% (10)  to            41.37% (6)
2008                979,881    9.12   to     9.28(5)     9,070,268  1.52% to 2.02%    0.15%       -35.04%   to           -34.71% (6)
2007                721,360   14.04   to    14.22(5)    10,239,903  1.52% to 2.02%    0.00%        10.96%   to            11.70%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                                 At December 31                            For the Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------
                                Unit Fair Value                     Expense Ratio  Investment       Total Return
                                   Lowest to          Net Assets       Lowest        Income           Lowest to
Year          Units              Highest ($)(4)          ($)        to Highest(1)   Ratio(2)        Highest (3)
----------  ----------- --------------------------  ------------- ---------------  ----------  ---------------------------
Sterling Capital Strategic Allocation Equity VIF
2011             167,616    8.83   to     9.32 (5)    1,554,013   1.52% to 2.17%   0.79%        -9.55%       to       -8.72%
2010             198,013    9.76   to    10.21 (5)    2,012,635   1.52% to 2.17%   1.52%        12.22%       to       13.24%
2009             254,380    8.70   to     9.01 (5)    2,284,872   1.52% to 2.17%   0.86%        23.36%       to       26.47% (10)(6)
2008             341,013    7.10   to     7.31 (5)    2,485,457   1.52% to 2.02%   1.35%       -39.88%       to      -39.16% (6)
2007             396,678   11.82   to    12.01 (5)    4,754,397   1.52% to 2.02%   2.78%        -0.30%       to        0.53%

Sterling Capital Total Return Bond VIF
2011             600,917   12.30   to    12.91 (5)    7,732,666   1.52% to 2.17%   3.63%         4.13%       to        4.50% (6)
2010             750,050   11.82   to    12.36 (5)    9,243,994   1.52% to 2.17%   3.85%         5.35%       to        6.10% (6)
2009             813,916   11.22   to    11.65 (5)    9,457,386   1.52% to 2.17%   4.02%         5.05% (10)  to        6.93% (6)
2008             881,670   10.57   to    10.89 (5)    9,579,684   1.52% to 2.02%   4.13%         1.12%       to        1.82% (6)
2007             786,205   10.45   to    10.70 (5)    8,405,798   1.52% to 2.02%   4.13%         3.12%       to        4.86%

MTB Managed Allocation Fund - Moderate Growth II
2011                  34    8.98   to     9.09              305   1.52% to 1.77%   1.82%        -7.33%       to       -6.93%
2010                  39    9.69   to     9.77              375   1.52% to 1.77%   0.86%         8.51%       to        8.89%
2009                  44    8.93   to     8.97              394   1.52% to 1.77%   0.00%        23.48%       to       23.73%
2008                 234    7.23   to     7.25            1,697   1.52% to 1.77%   4.81%       -30.15%       to      -29.81%
2007                  20   10.30   to    10.38              207   1.52% to 1.77%   1.94%         3.05% (8)   to        3.81% (8)

Franklin Income Securities Fund (Class 2)
2011           9,098,783   10.18   to    10.68       95,709,571   1.15% to 2.30%   5.37%         0.04%       to        1.21% (6)
2010           4,540,183   10.18   to    10.56 (5)   47,357,563   1.15% to 2.30%   6.03%         9.89%       to       11.38% (6)
2009           2,198,185    9.26   to     9.48 (5)   20,645,365   1.15% to 2.30%   7.12%        25.18% (10)  to       34.05% (6)
2008           1,013,572    7.00   to     7.07 (5)    7,131,063   1.15% to 2.05%   6.92%       -30.02% (9)   to      -29.30% (9)(6)
2007                   -       -                -             -               -       -             -                     -

Franklin Templeton VIP Founding Funds Allocation Fund (Class 2)
2011           4,603,619    8.66   to     9.08 (5)   41,094,450   1.15% to 2.30%   0.02%        -3.82%       to       -2.67%
2010           3,952,710    9.01   to     9.32 (5)   36,380,043   1.15% to 2.30%   2.29%         7.43%       to        8.99% (6)
2009           3,482,506    8.39   to     8.56 (5)   29,523,958   1.15% to 2.30%   2.86%        25.44% (10)  to       28.76% (6)
2008           2,814,991    6.56   to     6.64       18,615,929   1.15% to 2.05%   4.22%       -34.40% (9)   to      -33.55% (9)(6)
2007                   -       -             -                -               -       -             -                     -

Allocation Balanced Portfolio (Class 3)
2011           7,633,479   11.04   to    11.57 (5)   86,485,664   1.15% to 2.30%   1.56%        -1.83%       to       -0.69% (6)
2010           2,867,378   11.25   to    11.65 (5)   32,841,923   1.15% to 2.30%   4.17%         5.65% (11)  to        6.81% (11)(6)
2009                   -       -             -                -               -       -             -                     -
2008                   -       -             -                -               -       -             -                     -
2007                   -       -             -                -               -       -             -                     -

Allocation Growth Portfolio (Class 3)
2011           1,220,227    9.94   to    10.48       12,402,687   1.15% to 2.30%   1.17%        -8.72%       to       -7.67% (6)
2010             411,426   10.89   to    11.17 (5)    4,539,712   1.30% to 2.30%   2.24%         8.15% (11)  to        9.39% (11)(6)
2009                   -       -             -                -               -       -             -                     -
2008                   -       -             -                -               -       -             -                     -
2007                   -       -             -                -               -       -             -                     -


                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                              At December 31                                        For the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------
                             Unit Fair Value                        Expense Ratio  Investment         Total Return
                                Lowest to            Net Assets       Lowest         Income             Lowest to
Year             Units        Highest ($)(4)            ($)         to Highest(1)    Ratio(2)           Highest(3)
----------  -------------  ----------------------  -------------  ----------------  ---------- --------------------------------
Allocation Moderate Growth Portfolio (Class 3)
2011          12,970,069   10.29   to    10.81(5)   136,999,346   1.15% to 2.30%     1.39%     -5.75%       to     -4.66%(6)
2010           4,992,596   10.92   to    11.34(5)    55,508,068   1.15% to 2.30%     3.21%      7.12%(11)   to      8.38%(11)(6)
2009                   -       -             -                -               -         -          -                   -
2008                   -       -             -                -               -         -          -                   -
2007                   -       -             -                -               -         -          -                   -

Allocation Moderate Portfolio (Class 3)
2011          10,906,627   10.72   to    11.27(5)   120,030,610   1.15% to 2.30%     1.41%     -4.13%       to     -3.02%(6)
2010           3,880,104   11.18   to    11.62(5)    44,214,654   1.15% to 2.30%     3.88%      6.60%(11)   to      7.77%(11)(6)
2009                   -       -             -                -               -         -          -                   -
2008                   -       -             -                -               -         -          -                   -
2007                   -       -             -                -               -         -          -                   -

Real Return Portfolio (Class 3)
2011          16,606,426   11.61   to    12.17(5)   197,603,434   1.15% to 2.30%     0.00%      3.59%       to      4.79%(6)
2010           7,405,888   11.20   to    11.62(5)    84,421,305   1.15% to 2.30%     2.25%      0.08%(11)   to      1.23%(11)
2009                   -       -             -                -               -         -          -                   -
2008                   -       -             -                -               -         -          -                   -
2007                   -       -             -                -               -         -          -                   -

----------
(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return range is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract total returns are not within the range presented due to a variable account being added to a product during the year.

(4) The unit fair value range is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract unit values are not within the range presented due to differences in the unit fair value at the products launch date and other market conditions.

(5) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(6) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

----------
(7) For the period from the effective date of January 29, 2007 to December 31, 2007.

(8) For the period from the effective date of February 5, 2007 to December 31, 2007.

(9) For the period from the effective date of February 4, 2008 to December 31, 2008.

(10) For the period from the effective date of May 13, 2009 to December 31, 2009.

(11) For the period from the effective date of January 19, 2010 to December 31, 2010.

                         AMERICAN HOME ASSURANCE COMPANY


                                NAIC CODE: 19380

                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                         AMERICAN HOME ASSURANCE COMPANY


                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009


                                TABLE OF CONTENTS


Report of Independent Auditors...........................................................................2

Statements of Admitted Assets............................................................................3

Statements of Liabilities, Capital and Surplus...........................................................4

Statements of Operations and Changes in Capital and Surplus..............................................5

Statements of Cash Flow..................................................................................6

Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies.....................7

Note 2 - Accounting Adjustments to Statutory Basis Financial Statements.................................20

Note 3 - Investments....................................................................................25

Note 4 - Reserves for Losses and LAE....................................................................37

Note 5 - Related Party Transactions.....................................................................43

Note 6 - Reinsurance....................................................................................52

Note 7 - Deposit Accounting Assets and Liabilities......................................................58

Note 8 - Federal Income Taxes...........................................................................60

Note 9 - Pension Plans and Deferred Compensation Arrangements...........................................69

Note 10 - Capital and Surplus and Dividend Restrictions.................................................73

Note 11 - Contingencies.................................................................................75

Note 12 - Other Significant Matters.....................................................................89

Note 13 - Subsequent Events.............................................................................91

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of American Home Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of American Home Assurance Company (the Company) as of December 31, 2011 and 2010, and the related statutory statements of operations and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the New York State Department of Financial Services, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years then ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years then ended December 31, 2011, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009, the Company adopted SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement to SSAP No. 10, and has reflected the effect of this adoption within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

April 25, 2012
New York, New York

                         AMERICAN HOME ASSURANCE COMPANY

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                                 (000'S OMITTED)


------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                      2011            2010
------------------------------------------------------------------------------------------------------------------

Cash and invested assets:
   Bonds, primarily at amortized cost (fair value:
    2011 - $18,504,022; 2010 - $15,493,142)                                         $  17,761,724  $  15,148,888
   Stocks:
   Common stocks, at fair value adjusted for non-admitted assets
    (cost: 2011 - $63,353; 2010 - $371,153)                                                84,263        397,460
   Preferred stocks, primarily at fair value
    (cost: 2011 - $0; 2010 - $79,211)                                                           -         90,886
   Other invested assets (cost: 2011 - $1,196,504; 2010 - $1,361,568)                   1,440,576      1,574,423
   Derivatives                                                                              1,690              -
   Short-term investments, at amortized cost (approximates fair value)                    377,947      2,439,897
   Cash and cash equivalents                                                               68,584        181,013
   Receivable for securities and other                                                        491          1,146
------------------------------------------------------------------------------------------------------------------
        TOTAL CASH AND INVESTED ASSETS                                                 19,735,275     19,833,713
------------------------------------------------------------------------------------------------------------------


Investment income due and accrued                                                         185,393        189,859
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                       461,753        425,340
   Premiums and installments booked but deferred and not yet due                          344,024        409,915
   Accrued retrospective premiums                                                       1,377,347      1,447,644
Amounts billed and receivable from high deductible policies                                38,112         32,948
Reinsurance recoverable on loss payments                                                  397,299        433,305
Funds held by or deposited with reinsurers                                                 71,893         41,961
Net deferred tax assets                                                                   691,892        782,765
Equities in underwriting pools and associations                                           266,934        544,719
Receivables from parent, subsidiaries and affiliates                                       13,330      1,992,253
Other admitted assets                                                                     317,020        282,173
------------------------------------------------------------------------------------------------------------------

        TOTAL ADMITTED ASSETS                                                       $  23,900,272  $  26,416,595
==================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY


                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                           2011           2010
------------------------------------------------------------------------------------------------------

                                         LIABILITIES


Reserves for losses and loss adjustment expenses                       $   12,466,514   $  14,383,093
Unearned premium reserves                                                   2,843,572       3,213,423
Commissions, premium taxes, and other expenses payable                        314,840         237,988
Reinsurance payable on paid loss and loss adjustment expenses                  83,233         155,082
Current federal taxes payable to parent                                        23,930          60,666
Funds held by company under reinsurance treaties                            1,196,004         136,869
Provision for reinsurance                                                      78,525          99,443
Ceded reinsurance premiums payable, net of ceding commissions                 388,540         405,324
Deposit accounting liabilities                                                 97,625         189,891
Deposit accounting liabilities - funds held                                     4,848             990
Collateral deposit liability                                                  364,039         404,450
Payable to parent, subsidiaries and affiliates                                 46,427         204,326
Derivatives                                                                         -           4,250
Other liabilities                                                             324,872         247,701
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                        18,232,969      19,743,496
------------------------------------------------------------------------------------------------------

                                     CAPITAL AND SURPLUS


Common capital stock, par value: (2011 - $11.51; 2010 - $15.00),
  1,758,158 shares authorized, 1,695,054 shares issued and
outstanding                                                                    19,504          25,426
Capital in excess of par value                                              4,689,192       6,034,992
Unassigned surplus                                                            507,717         351,265
Special surplus tax - SSAP 10R                                                450,661         260,922
Special surplus funds from retroactive reinsurance                                229             494
------------------------------------------------------------------------------------------------------
  TOTAL CAPITAL AND SURPLUS                                                 5,667,303       6,673,099
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES, CAPITAL, AND SURPLUS                              $   23,900,272   $  26,416,595
======================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

           STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

---------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                      2011            2010           2009
---------------------------------------------------------------------------------------------------------------
                                         STATEMENTS OF OPERATIONS
Underwriting income:
  Premiums earned                                                $    5,682,158  $    5,648,764  $   6,354,545
---------------------------------------------------------------------------------------------------------------
Underwriting deductions:
  Losses incurred                                                     3,932,805       5,066,245      4,699,991
  Loss adjustment expenses incurred                                     611,264         912,853        768,136
  Other underwriting expenses incurred                                1,668,713       1,674,370      1,646,098
---------------------------------------------------------------------------------------------------------------
Total underwriting deductions                                         6,212,782       7,653,468      7,114,225
---------------------------------------------------------------------------------------------------------------
Net underwriting loss                                                  (530,624)     (2,004,704)      (759,680)
---------------------------------------------------------------------------------------------------------------

Investment income:
  Net investment income earned                                          800,175         769,130        791,263
  Net realized capital gains (net of capital gains taxes:
  2011 - $90,032; 2010 - $169,323; 2009 - $57,389)                      166,901         294,941         93,056
---------------------------------------------------------------------------------------------------------------
Net investment gains                                                    967,076       1,064,071        884,319
---------------------------------------------------------------------------------------------------------------

Net loss from agents' or premium balances charged-off                   (16,296)        (30,549)       (25,860)
Finance and service charges not included in premiums                          -               -          4,596
Other (expense) income                                                  (29,775)         52,746         24,110
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL          390,381        (918,436)       127,485
INCOME TAXES
Federal income tax benefit                                             (104,195)       (141,920)      (122,307)
---------------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                                            $      494,576  $     (776,516) $     249,792
===============================================================================================================
                                      CHANGES IN CAPITAL AND SURPLUS

Capital and surplus, as of December 31, previous year            $    6,673,099  $    5,872,354  $   5,413,173
  Adjustment to beginning surplus                                        26,048         (28,355)       (32,602)
---------------------------------------------------------------------------------------------------------------
Capital and surplus, as of January 1,                                 6,699,147       5,843,999      5,380,571

Changes in accounting principles (refer to Note 2)
    Adoption of SSAP 10R                                                      -               -        272,916
    Adoption of SSAP 43R                                                      -               -        (12,429)
Other changes in capital and surplus:
  Net income (loss)                                                     494,576        (776,516)       249,792
   Change in net unrealized capital gains (net of capital
    gains taxes: 2011 - $3,008; 2010 - $110,099; 2009 -
        $202,913)                                                        44,397        (161,330)      (113,064)
    Change in net deferred income tax                                   659,647        (396,374)        59,354
    Change in non-admitted assets                                      (926,257)        513,237       (318,767)
    Change in SSAP 10R                                                  189,739         (11,994)             -
    Change in provision for reinsurance                                  20,918         (10,819)         6,968
    Capital contribution                                                 67,381       1,947,275        343,286
    Return of capital                                                (1,414,078)              -              -
    Change in par value of common stock                                  (5,922)              -              -
    Dividends to stockholder                                           (137,458)       (301,343)             -
    Other surplus adjustments                                            (3,246)          1,494         (7,211)
    Foreign exchange translation                                        (21,541)         25,470         10,938
---------------------------------------------------------------------------------------------------------------
    Total changes in capital and surplus                             (1,031,844)        829,100        231,296
---------------------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                          $    5,667,303  $    6,673,099  $   5,872,354
===============================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                                2011           2010          2009
----------------------------------------------------------------------------------------------------------------------
                                                     CASH FROM OPERATIONS
Premiums collected, net of reinsurance                                     $   5,411,186  $   5,414,448  $  6,306,324
Net investment income                                                            779,881        851,466       743,343
Miscellaneous (expense) income                                                   (86,020)        16,466        (2,769)
----------------------------------------------------------------------------------------------------------------------
  SUB-TOTAL                                                                    6,105,047      6,282,380     7,046,898

Benefit and loss related payments                                              3,905,372      4,340,008     4,597,184
Payment to an affiliate under the asbestos loss portfolio transfer               783,818             -             -
Commission and other expense paid                                              2,363,249      2,416,351     2,520,462
Dividends paid to policyholders                                                       -              -            233
Federal and foreign income taxes paid (recovered)                                 28,206       (370,410)     (296,845)
----------------------------------------------------------------------------------------------------------------------

  NET CASH (USED IN) PROVIDED FROM OPERATIONS                                   (975,598)      (103,569)      225,864
----------------------------------------------------------------------------------------------------------------------
                              CASH FROM INVESTMENTS
Proceeds from investments sold, matured, or repaid:
  Bonds                                                                        4,992,080      5,421,569     4,332,397
  Stocks                                                                         545,819      1,385,481     1,731,884
  Other                                                                          392,513        130,972       222,781
----------------------------------------------------------------------------------------------------------------------
  TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID                     5,930,412      6,938,022     6,287,062
----------------------------------------------------------------------------------------------------------------------

Cost of investments acquired:
  Bonds                                                                        7,448,761      4,509,137     6,666,144
  Stocks                                                                           9,769        622,754       496,025
  Other                                                                          250,178        240,465       107,966
----------------------------------------------------------------------------------------------------------------------
  TOTAL COST OF INVESTMENT ACQUIRED                                            7,708,708      5,372,356     7,270,135
----------------------------------------------------------------------------------------------------------------------
  NET CASH (USED IN) PROVIDED FROM INVESTING  ACTIVITIES                      (1,778,296)     1,565,666      (983,073)
----------------------------------------------------------------------------------------------------------------------

                  CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Capital contribution                                                           1,942,747              -        91,418
Return of capital                                                             (1,414,078)             -            -
Change in par value of common stock                                               (5,922)             -            -
Dividends to stockholder                                                        (110,000)      (301,343)           -
Intercompany receivable and payable, net                                        (116,100)       169,364       771,557
Net deposit on deposit-type contracts and other insurance                         (1,723)        13,312        74,417
Equities in underwriting pools and association                                   356,715          6,643       125,605
Collateral deposit liability                                                     (40,411)       (13,384)       31,448
Other                                                                            (31,713)      (103,508)      (26,266)
----------------------------------------------------------------------------------------------------------------------

  NET CASH PROVIDED FROM (USED IN) FINANCING AND MISCELLANEOUS ACTIVITIES        579,515       (228,916)    1,068,179
----------------------------------------------------------------------------------------------------------------------

  NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                               (2,174,379)     1,233,181       310,970
Cash and short-term investments:
  Beginning of year                                                            2,620,910      1,387,729     1,076,759
----------------------------------------------------------------------------------------------------------------------
  END OF YEAR                                                              $     446,531  $   2,620,910  $  1,387,729
======================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A.    ORGANIZATION

      American Home Assurance Company (the Company or American Home) is a direct wholly-owned subsidiary of Chartis U.S., Inc., a Delaware corporation, which is in turn owned by Chartis, Inc. (Chartis), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis, Inc.

     Chartis conducts the general insurance operations of AIG. Chartis presents its financial information in two operating segments -- commercial insurance and consumer insurance - with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business segments.

     On January 17, 2012, Chartis announced that it had aligned its geographic structure to enhance execution of its commercial and consumer strategies and to add greater focus on its growth economies initiatives. Under this framework, Chartis is organized under three major geographic areas: the Americas, Asia and EMEA (Europe, Middle East and Africa). Previously, Chartis was organized in four geographic areas: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America). This had no impact on the Company.

     The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk solution operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

     The Company remains diversified both in terms of classes of business and geographic locations. For calendar year 2011, 21.9 percent of its net premiums written represented workers' compensation business. Relative to geographic location, 86.4 percent of the Company's direct premiums written were foreign sourced, the majority of which was Japan based. U.S. resident business accounted for 13.6 percent of the Company's direct writings. No state accounted for more than 5.0 percent of such premiums.

     The Company is party to that certain Amended and Restated Inter-company Pooling Agreement, dated October 1, 2011 among the companies listed below (the Admitted Pooling Agreement), which nine companies are each a member of the Admitted Companies Pool (the Admitted Pool) governed by the Admitted Pooling Agreement. The changes to the Admitted Companies Pooling Agreement were not material and were intended to clarify certain provisions and to consolidate and modernize the 1978 agreement with 14 addenda into one document. The

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     member  companies,  their National  Association of Insurance  Commissioners
     (NAIC) company codes, inter-company pooling percentages and states of domicile are as follows:

                                                                                   POOL
                                                                       NAIC    PARTICIPATION    STATE OF
    COMPANY                                                           CO CODE    PERCENTAGE     DOMICILE
    --------                                                          -------  -------------  -------------
(1) National Union Fire Ins. Co. of Pittsburgh, Pa. (National Union)*  19445        38%       Pennsylvania
(2) American Home                                                      19380        36%         New York
(3) Commerce and Industry Insurance Company  (C&I)                     19410        11%         New York
(4) Chartis Property Casualty Company (Chartis PC)                     19402         5%       Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)                    23841         5%       Pennsylvania
(6) The Insurance Company of the State of Pennsylvania (ISOP)          19429         5%       Pennsylvania
(7) Chartis Casualty Company                                           40258         0%       Pennsylvania
(8) Granite State Insurance Company                                    23809         0%       Pennsylvania
(9) Illinois National Insurance Co.                                    23817         0%         Illinois
* Lead Company

      The accompanying financial statements include the Company's U.S. operation and the operation of its Japan branch and its participation in the Chartis Overseas Association (the Association).

      The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

      The Company has significant transactions with AIG and affiliates and participates in the Admitted Pool. Refer to Note 5 for additional information.

B.    SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

      PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

      The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (formerly the Insurance Department of the State of New York) (NY SAP).

      NY SAP recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Law. The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The Superintendent of the New York State Department of Financial Services (the Superintendent) has the right to permit other specific practices that deviate from prescribed practices.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      NY SAP has adopted certain accounting practices that differ from those set forth in NAIC SAP; specifically the prescribed practices of (1) allowing the discounting of workers compensation known case loss reserves on a non-tabular basis; under NAIC SAP, non-tabular discounting of reserves is not permitted; and (2) NY SAP Regulation 20 (Regulation 20) allows certain offsets to the provision for reinsurance that are not permitted under NAIC SAP.

      A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

-------------------------------------------------------------------------------------------------
DECEMBER 31,                                                2011           2010         2009
-------------------------------------------------------------------------------------------------
Net income (loss) , NY SAP                              $    494,576  $   (776,516) $    249,792
State prescribed practices - addition (deduction):
  Non-tabular discounting                                     60,114       (27,631)      (89,222)
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS), NAIC SAP                             $    554,690  $   (804,147) $    160,570
==================================================================================================
Statutory surplus, NY SAP                               $  5,667,303  $  6,673,099  $  5,872,354
State prescribed or permitted practices - (charge):
  Non-tabular discounting                                   (384,510)     (444,624)     (416,993)
  Credits for reinsurance                                    (94,824)     (172,413)     (190,105)
-------------------------------------------------------------------------------------------------
STATUTORY SURPLUS, NAIC SAP                             $  5,187,969  $  6,056,062  $  5,265,256
==================================================================================================

      With the concurrence of the New York State Department of Financial Services (NY DFS), the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

      The use of all the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2011, 2010 and 2009 reporting periods.

      STATUTORY   ACCOUNTING   PRACTICES  AND  GENERALLY   ACCEPTED   ACCOUNTING
      PRINCIPLES:

      NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and NY SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Under GAAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance, are restored to surplus;

      c. The equity in earnings of affiliates with ownership between 20.0 percent and 50.0 percent is included in net income, and investments in subsidiaries with greater than 50.0 percent ownership are consolidated;

      d. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

      e. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading and fair value option securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

      f. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

      g. Insurance and reinsurance contracts recorded as retroactive require the deferral and amortization of accounting gains over the settlement period of the ceded claim recoveries. Losses are recognized in the Statements of Operations;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Operations;

      i. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

      j. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur;

      k. Investments in limited partnerships, hedge funds and private equity interests over which the Company has influence are accounted for using the equity method with changes in interest included in net realized

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            investment gains. Interest over which the Company does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity; and

      l. The statement of cash flow defers in certain respects from the presentation required under NAIC, including the presentation of changes in cash and cash equivalents.

      Under NAIC SAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance are charged directly to surplus;

      c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments which is reported directly in surplus. Dividends are reported as investment income;

      d. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

      e. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

      f. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

      g. Insurance and reinsurance contracts recorded as retroactive receive special accounting treatment. Gains and losses are recognized in the Statements of Operations and surplus is segregated to the extent gains are recognized. Certain retroactive intercompany reinsurance contracts are accounted for as prospective reinsurance if there is no gain in surplus as a result of the transaction;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

      i. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

      j.    NAIC SAP does not require consolidation of VIEs;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      k. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses in the Statements of Changes in Capital and Surplus; and

      l. The statutory statement of cash flow defers in certain respects from the GAAP presentation, including the presentation of changes in cash and short term investments instead of cash equivalents and certain miscellaneous sources are excluded from operational cash flows.

      The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.


      SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

      A summary of the Company's significant statutory accounting practices are as follows:

      Use of Estimates: The preparation of financial statements in conformity with NY SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. NY SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

      Invested Assets: The Company's invested assets are accounted for as follows:

      o Cash, Cash Equivalents and Short-term Investments: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Capital Markets and Investment Analysis Office formerly known as NAIC Securities Valuation Office). Cash is in a negative position when outstanding checks exceed cash-on-hand in operating bank accounts. The Company maximizes its investment return by investing a significant amount of cash-on-hand in short term investments. Short term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short term investments. As required by the NAIC SAP, the negative cash balance is presented as an asset. Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

      o Bonds: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. Bonds that have not been filed with the NAIC Capital Markets and Investment Analysis Office within one year of purchase receive a "6*" rating and are carried at zero value, with a charge to unrealized investment loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            Bonds filed with the NAIC Capital Markets and Investment Analysis Office which receive a "6*" can carry a value greater than zero. If a bond is determined to have an other-than-temporary impairment
            (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains (Losses) as a realized loss.

            In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

            Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2011 and 2010, the fair value of the Company's loan-backed and structured securities approximated $3,936,226 and $597,315, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

            As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised), Loan-backed and Structured Securities (SSAP 43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

      o Common and Preferred Stocks: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100 percent mandatory sinking fund or paid in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

            Investments in non-publicly traded affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The Company's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

      o Other Invested Assets: Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss. Investments in collateral loans are carried at their outstanding principal balance plus related accrued interest, less impairments, if any, and are admitted assets to the extent the fair value of the underlying collateral value equals or exceeds 100 percent of the recorded loan balance.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      o Derivatives: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "Accounting for Derivative Instruments and Hedging Transactions" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in Unassigned Surplus in the Statements of Operations and Changes in Capital and Surplus. When the contract expires, realized gains and losses are recorded in investment income.

      o Net Investment Gains: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of the specific identification.

            Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2011 and 2010, no material amount of investment income due and accrued was determined to be uncollectible or non-admitted.

      o Unrealized Gains (Losses): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to Unassigned Surplus.

     Other Than Temporary Impairment:

     The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of their investment portfolio.

     The Company's policy for determining OTTI has been established in accordance with the prescribed NAIC SAP guidance, including SSAP 43R, SSAP No. 26 - Bonds, Excluding Loan Backed and Structured Securities, SSAP No 30 - Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities), SSAP No 48 -- Joint Ventures, Partnerships and Limited Liability Companies, and INT 06-07 Definition of Phrase "Other Than Temporary".

     For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. If a bond is determined to have OTTI in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Losses. In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            - Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer); or

            - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment, irrespective of the occurrence of one of the foregoing events.

      Common and preferred stock investments whose fair value is less than their book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment;

            -     Fundamental credit issues of the issuer;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Limited partnership investments whose fair value is less than its book value for a period greater than twelve months with a significant unrealized loss are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

            - An order of liquidation or other fundamental credit issues with the partnership;

            - Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

            - Evaluation of the current stage of the life cycle of the investment;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Revenue Recognition: Direct written premiums are primarily earned on a pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

      Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to written and earned premiums. The Company establishes non-admitted assets for 100 percent of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted and thereafter for 10 percent of any amounts recoverable not offset by retrospectively return premiums or collateral. At December 31, 2011 and 2010, accrued premiums related to the Company's retrospectively rated return contracts amounted to $1,377,347 and $1,447,644, respectively, net of non-admitted premium balances of $58,213 and $55,910, respectively.

      Net written premiums that were subject to retrospective rating features were as follows:

      --------------------------------------------------------------------------
      For the years ended December 31,           2011         2010        2009
      --------------------------------------------------------------------------
      Net written premiums subject to
        retrospectively rated premiums        $  350,717   $  522,917  $ 526,445
      Percentage of total net written
        premiums                                     6.6%        10.1%       8.7%
      --------------------------------------------------------------------------

      Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts -- Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0 percent of this excess amount) is recorded.

      In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its unearned premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

      For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

      For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original warranty provided by the equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

      Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

      Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the
      Statements of Operations and Changes in Capital and Surplus as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

      Deposit Accounting: Assumed and ceded reinsurance contracts which based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62R, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by NY DFS; or ii) the collateral (i.e.: funds withheld, letters of credit or trusts provided by the reinsurer) meets all the requirements of NY SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Operations and Changes in Capital and Surplus.

      High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2011 and 2010, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,698,960 and $3,637,096, respectively.

      The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2011 and 2010, the net amount billed and recoverable on paid claims was $63,117 and $66,818, respectively, of which $25,005 and $33,870, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

      Foreign Property Casualty Business: As agreed with the NY DFS, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the
      Statements of Operations and Changes in Capital and Surplus its participation in the results of underwriting and investment income; and,
      (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

      Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

      The Company discounts its loss reserves on workers' compensation claims as follows:

      The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5 percent interest rate. As of December 31, 2011 and 2010, the Company's tabular discount amounted to $202,786 and $284,288, respectively, all of which were applied against the Company's case reserves.

      The calculation of the Company's workers' compensation non-tabular discount is based upon the Company's own payout pattern and a 5.0 percent interest rate as prescribed by NY SAP. As of December 31, 2011 and 2010, the Company's non-tabular discount amounted to $384,510 and $444,624, respectively, all of which were applied against the Company's case reserves. As of December 31, 2011 and 2010, the discounted reserves for losses (net of reinsurance) were $1,704,799 and $1,770,687, respectively.

      Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in Other Income in the Statements of Operations and Changes in Capital and Surplus.

      Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

      Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

      Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Non-Admitted Assets: Certain assets, principally electronic data processing (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the NY DFS requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. For the years ended December 31, 2011 and 2010, depreciation and amortization expense amounted to $14,394 and $18,468, and accumulated depreciation as of
      December   31,  2011  and  2010   amounted  to  $153,908   and   $139,515,
      respectively.

      Reclassifications: Certain balances contained in the 2010 and 2009 financial statements have been reclassified to conform to the current year's presentation.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A.   CHANGE IN ACCOUNTING PRINCIPLES:

In 2011, the Company adopted the following change in accounting principles:

SSAP 35R

The Company adopted SSAP 35 -- Revised - Guaranty Fund and Other Assessments (SSAP 35R) effective for the reporting period beginning January 1, 2011. Under the new guidance, entities subject to assessments would recognize liabilities only when all of the following conditions would be met:

      1. An assessment has been imposed or information available prior to the issuance of the statutory financial statements indicates that it is probable that an assessment will be imposed;

      2. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the statutory financial statements; and

      3.    The amount of the assessment can be reasonably estimated.

For premium based assessments, the amount to be accrued would be based only on current year premiums written and not estimated future premiums written.

Under SSAP 35R, accounting for guaranty fund assessments would be determined in accordance with the type of guaranty fund assessment imposed. Additionally, SSAP 35R allows the anticipated recoverables from policy surcharges and premium tax offsets from accrued liability assessments to be an admitted asset.

The adoption of SSAP 35R did not impact the Company's surplus as the accrual was consistent with the new guidelines.

In 2010, the Company adopted the following change in accounting principles:

SSAP 100

The Company adopted SSAP No. 100, Fair Value Measurements (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

In 2009, the Company adopted the following changes in accounting principles:

SSAP 43R

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                        Direct (Charge) or
                                                             Credit to
                                                        Unassigned Surplus
                                                       -------------------

Gross cumulative effect adjustment (CEA)
- Net increase in the amortized cost of
loan-backed and structured
securities at adoption                                 $          (19,122)

Deferred tax on gross CEA                                           6,693
                                                       -------------------

Net cumulative effect of Change in Accounting
Principle included in the Statement of Capital
and Surplus                                            $          (12,429)
                                                       ===================

SSAP 10R

On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes -- Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


In its 2009 annual filing, the Company admitted additional deferred tax assets of $272,916 as a result of the adoption of SSAP 10R.

B.    OTHER ADJUSTMENTS TO SURPLUS:

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the Assets, Liabilities, and Capital and Surplus as reported in the Company's 2010, 2009 and 2008 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an adjustment to Unassigned Surplus as of January 1, 2011, 2010 and 2009. The impact of these adjustments on policyholder surplus as of January 1, 2011, 2010 and 2009 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS        ASSETS        TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2010                                   $   6,673,099  $  26,416,595    $    19,743,496
Adjustments to beginning Capital and Surplus:
   Asset realization (includes $897 of deemed capital
    contribution)                                                     47,679         47,679                -
   Liability correction                                              (23,911)           -               23,911
   Income taxes                                                        2,280          2,280                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS             26,048         49,959             23,911
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2011, AS ADJUSTED                        $   6,699,147  $  26,466,554    $    19,767,407
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of: (a) a pooling correction in equities and deposits in pools and associations;
(b) an adjustment of an intangible asset; and (c) miscellaneous reserve adjustments; partially offset by (d) a miscellaneous non-admitted asset adjustment; (e) a correction of non-admitted assets related to retro premium and high deductible recoverable; and (f) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of: (a) an increase in IBNR as a result of the reversal of asbestos reserves related to coverage in place agreements; and (b) adjustment of paid losses and loss reserves; partially offset by (c) miscellaneous reserve adjustments; and
(d) other small miscellaneous adjustments.

Income taxes - The increase in taxes is primarily the result of: (a) adjustments to the current tax assets and tax liabilities, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2009                                   $   5,872,354  $   25,002,928  $      19,130,574
Adjustments to beginning Capital and Surplus:
    Asset realization                                                  2,147           2,147               -
    Liability correction                                             (23,800)            -               23,800
    Income taxes                                                      (6,702)         (6,702)              -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (28,355)         (4,555)            23,800
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED                        $   5,843,999  $   24,998,373  $      19,154,374
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of (a) an increase in equities and deposits in pools and associations resulting from miscellaneous 2009 audit adjustments identified at the Association after the filing of the Company's 2009 financial statements; partially offset by (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and (d) other small miscellaneous adjustments.

Income taxes - The (increase)/decrease in taxes is primarily the result of (a) adjustments to the deferred tax inventory, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2008                                   $   5,413,173  $   25,417,968  $      20,004,795
Adjustments to beginning Capital and Surplus:
    Asset realization                                                 30,679          30,679                -
    Liability correction                                             (97,307)            -               97,307

    Federal income taxes (includes $5,044 of deemed capital
       contribution)                                                  34,026          34,026                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (32,602)         64,705             97,307
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                        $   5,380,571  $   25,482,673  $      20,102,102
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset  realization - The increase in admitted assets is primarily the result of:
(a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) increases to the carrying values of certain affiliates.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Liability  correction - The increase in  liabilities is primarily the result of:
(a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

Income taxes - The decrease in federal  income taxes is primarily the result of:
(a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying values and statutory fair values of the Company's financial instruments as of December 31, 2011 and 2010.

                                                     2011                         2010
----------------------------------------------------------------------------------------------------
                                           CARRYING       STATUTORY      CARRYING       STATUTORY
                                             VALUE        FAIR VALUE       VALUE        FAIR VALUE
---------------------------------------  -----------------------------------------------------------
Assets:
  Bonds                                  $  17,761,724  $  18,504,022  $  15,148,888  $  15,493,142
  Common stocks                                 84,263         84,263        397,460        397,460
  Preferred stocks                                   -              -         90,886         90,886
  Other invested assets                      1,440,576      1,440,576      1,574,423      1,574,423
  Derivative asset                               1,690          1,690              -              -
  Cash, cash equivalents and short-term
   investments                                 446,531        446,531      2,620,910      2,620,910
  Receivable for securities and other              491            491          1,146          1,146
  Equities in underwriting pools and
  associations                                 266,934        266,934        544,719        544,719
Liabilities:
  Derivative liability                   $           -  $           -  $       4,250  $       4,250
  Collateral deposit liability                 364,039        364,039        404,450        404,450
----------------------------------------------------------------------------------------------------

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

      o The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or the NAIC Capital Markets and Investment Analysis Office, formerly known as NAIC Securities Valuation Office.

      o     The statutory  fair values of affiliated  common stocks are based on
            the  underlying   equity  of  the  respective   entity's   financial
            statements.

      o Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

      o The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

      o The carrying value of all other financial instruments approximates fair value.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

The carrying values and fair values of the Company's bond investments as of December 31, 2011 and 2010 are outlined in the table below:

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS          GROSS
                                                                    CARRYING      UNREALIZED     UNREALIZED      FAIR
                                                                     VALUE *        GAINS          LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2011
  U.S. governments                                                $  1,202,854   $     51,880   $        30   $  1,254,704
  All other governments                                                866,122         34,145         3,898        896,369
  States, territories and possessions                                1,773,975        155,847           -        1,929,822
  Political subdivisions of states, territories and possessions      2,172,432        156,627           352      2,328,707

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       5,430,054        343,906        10,153      5,763,807
  Industrial and miscellaneous                                       6,316,287        169,838       155,512      6,330,613
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2011                         $ 17,761,724   $    912,243   $   169,945   $ 18,504,022
===========================================================================================================================

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS         GROSS
                                                                   CARRYING      UNREALIZED     UNREALIZED       FAIR
                                                                    VALUE *         GAINS         LOSSES         VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2010
  U.S. governments                                                $  1,305,760   $    15,665    $    8,631   $  1,312,794
  All other governments                                                567,033        17,293         1,187        583,139
  States, territories and possessions                                2,097,245       106,740         4,276      2,199,709
  Political subdivisions of states, territories and   possessions    2,808,873        95,840        13,723      2,890,990

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       6,238,798       198,038        59,040      6,377,796
  Industrial and miscellaneous                                       2,131,179        58,156        60,621      2,128,714
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2010                         $ 15,148,888   $   491,732    $  147,478   $ 15,493,142
===========================================================================================================================

At December 31, 2011 the Company held hybrid securities with a fair value of $53,235 and carrying value of $52,281. At December 31, 2010 the fair value was $74,956 and the carrying value was $66,182. These securities are included in Industrial and miscellaneous.



--------------------
* Includes bonds with NAIC designation of 3 to 6 that are reported at the lower of amortized cost or fair value. As of December 31, 2011 and 2010, the carrying value of those bonds amounted to $318,273 and $136,966, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The carrying values and fair values of bonds at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.


-----------------------------------------------------------------------
                                             CARRYING
                                              VALUE*       FAIR VALUE
-----------------------------------------------------------------------
Due in one year or less                   $     470,555  $     472,304
Due after one year through five years         8,273,233      8,731,654
Due after five years through ten years        3,340,837      3,562,914
Due after ten years                           1,691,587      1,800,924
Structured securities                         3,985,512      3,936,226
-----------------------------------------------------------------------
 TOTAL BONDS                              $  17,761,724  $  18,504,022
=======================================================================


Proceeds from sales and gross realized gains and gross realized losses were as follows:


FOR THE YEARS ENDED DECEMBER 31,             2011                         2010                        2009
----------------------------------------------------------------------------------------------------------------------
                                                    EQUITY                     EQUITY                      EQUITY
                                      BONDS       SECURITIES       BONDS      SECURITIES      BONDS      SECURITIES
-------------------------------------------------------------  --------------------------- ---------------------------
Proceeds from sales               $   3,979,210  $   104,040   $  4,652,824  $  1,078,800  $  3,921,920  $  1,636,318
Gross realized gains                    168,725       14,425         99,350       536,459        36,760       628,427
Gross realized losses                    (9,904)        (363)       (28,656)      (15,017)      (46,196)     (225,886)
----------------------------------------------------------------------------------------------------------------------

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The cost, fair value and carrying value of the Company's common and preferred stocks as of December 31, 2011 and 2010 are set forth in the table below:

                                       DECEMBER 31, 2011
----------------------------------------------------------------------------------
                        COST OR     GROSS       GROSS
                      AMORTIZED   UNREALIZED  UNREALIZED     FAIR      CARRYING
                         COST       GAINS       LOSSES       VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $   40,792  $   21,832  $    5,602  $   57,022  $   57,022
 Non-affiliated           22,561       6,312       1,632      27,241      27,241
----------------------------------------------------------------------------------
  TOTAL               $   63,353  $   28,144  $    7,234  $   84,263  $   84,263
==================================================================================

Preferred stocks:
 Non-affiliated       $        -  $        -  $        -  $        -  $        -
----------------------------------------------------------------------------------
  TOTAL               $     -     $     -     $     -     $    -      $     -
==================================================================================


                                      DECEMBER 31, 2010
----------------------------------------------------------------------------------
                        COST OR      GROSS      GROSS
                       AMORTIZED  UNREALIZED  UNREALIZED    FAIR       CARRYING
                         COST        GAINS      LOSSES      VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $  339,955  $   33,987  $   16,219  $  357,723   $ 357,723
 Non-affiliated           31,198       8,867         328      39,737      39,737
----------------------------------------------------------------------------------
  TOTAL               $  371,153  $   42,854  $   16,547  $  397,460   $ 397,460
==================================================================================

Preferred stocks:
 Non-affiliated       $   79,211  $   11,675  $        -  $   90,886   $  90,886
----------------------------------------------------------------------------------
  TOTAL               $   79,211  $   11,675  $    -      $   90,886   $  90,886
==================================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2011 and 2010 is set forth in the table below:

                                   LESS THAN 12 MONTHS         12 MONTHS OR LONGER            TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR        UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE         LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2011:
  U. S. governments             $   101,528  $       30     $        -  $       -     $    101,528  $       30
  All other governments             125,873       2,625         16,280      1,273          142,153       3,898
  Political subdivisions of
  states, territories and
  possessions                        25,592         352              -          -           25,592         352
  Special revenue                   295,154         427         53,323      9,726          348,477      10,153
  Industrial and miscellaneous    2,107,765     120,975        274,131     34,537        2,381,896     155,512
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     2,655,912     124,409        343,734     45,536        2,999,646     169,945
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                              -           -         20,584      5,602           20,584       5,602
  Non-affiliated                      4,075       1,328              -        304            4,075       1,632
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 2,659,987  $  125,737     $  364,318  $  51,442     $  3,024,305  $  177,179
  =======================================================   =======================   ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


                                  LESS THAN 12 MONTHS         12 MONTHS OR LONGER             TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR      UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE       LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2010:
  U. S. governments             $   349,766  $    8,631     $      -    $     -       $    349,766  $     8,631
  All other governments             117,994       1,187            -          -            117,994        1,187
  States, territories and
  possessions                       255,356       4,276            -          -            255,356        4,276
  Political subdivisions of
  states, territories and
  possessions                       661,980      13,723            -          -            661,980       13,723
  Special revenue                 1,542,522      44,779         80,600     14,261        1,623,122       59,040
  Industrial and miscellaneous      672,482      59,489          6,933      1,132          679,415       60,621
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     3,600,100     132,085         87,533     15,393        3,687,633      147,478
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                        289,975      10,694         12,200      5,525          302,175       16,219
  Non-affiliated                        338          39            -          289              338          328
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 3,890,413  $  142,818     $   99,733  $  21,207     $  3,990,146  $   164,025
  =======================================================   =======================   ==========================

The Company reported write-downs on its bond investments due to OTTI in fair value of $61,446, $49,894 and $38,733 in 2011, 2010 and 2009, respectively and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $0, $33,261 and $38,827 during 2011, 2010 and 2009, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company reported the following write-downs on its joint venture and partnership investments due to an OTTI in fair value:

--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2011       2010       2009
--------------------------------------------------------------------------------
General Atlantic Partners 82, L.P.               $  4,427   $      -   $       -
General Atlantic Partners 80, L.P.                  4,306          -           -
TH Lee Putnam Ventures, L.P.                        4,079          -           -
Sprout IX LP                                        1,988          -           -
Advanced Technology Ventures VI, L.P.               1,894          -           -
General Atlantic Partners 74, L.P.                      -     14,793           -
NEF Kamchia Co-Investment Fund, L.P.                    -     12,803           -
General Atlantic Partners 70, L.P.                      -     11,535           -
Prides Capital Fund I LP                                -     10,778           -
RH Fund 1, L.P.                                         -      6,940           -
General Atlantic Partners 77, L.P.                      -      6,326           -
AIG Black Sea Holding, L.P. (BTC Investment)            -          -      57,728
J.C. Flowers Fund II, L.P.                              -          -      20,286
Electra European Fund II                                -          -      17,266
Capvest Equity Partners, L.P.                           -          -      13,372
Valueact Capital Partners III                           -          -       8,811
Arrowpath Fund II, L.P.                                 -          -       4,973
AZ Auto Hldgs LLC                                       -          -       4,102
Brencourt Multi-Strategy, L.P.                          -          -       3,899
AIG Private Equity Portfolio, L.P.                      -          -       3,542
Blackstone Kalix Fund L.P.                              -          -       3,179
Meritage Private Equity Fund, L.P.                      -          -       1,239
Items less than $1.0 million                          750          -       2,255
--------------------------------------------------------------------------------
 TOTAL                                           $ 17,444   $ 63,175   $ 140,652
================================================================================

Securities carried at book adjusted carrying value of $1,316,565 and $1,363,230 were deposited with regulatory authorities as required by law as of December 31, 2011 and 2010, respectively.

During 2011, 2010 and 2009, included in Net Investment Income Earned were investment expenses of $27,606, $17,034 and $11,116, respectively and interest expense of $4, $348 and $9,737, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

      - Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

      - Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

      - Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks and Derivatives:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011 and 2010:

--------------------------------------------------------------------------
                                 DECEMBER 31, 2011
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $       -     $  80,765     $  81,990     $  162,755
Common stocks            27,241             -             -         27,241
Preferred stocks              -             -             -              -
Derivative asset              -         1,690             -          1,690
--------------------------------------------------------------------------
Total                 $  27,241     $  82,455     $  81,990     $  191,686
==========================================================================

--------------------------------------------------------------------------
                                    DECEMBER 31, 2010
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $      -      $   3,612     $   2,904     $    6,516
Common stocks            36,311         3,426            -          39,737
Preferred stocks             -         90,886            -          90,886
Derivative liability         -         (4,250)           -          (4,250)
--------------------------------------------------------------------------
Total                 $  36,311     $  93,674     $   2,904     $  132,889
==========================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The following table presents changes during 2011 and 2010 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2011 and 2010 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2011 and 2010.

------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2011
------------------------------------------------------------------------------------------------------------------------------
Bonds            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
Common stocks               -            -             -                               -           -           -             -
Preferred stocks            -            -             -                               -           -           -             -
------------------------------------------------------------------------------------------------------------------------------
Total            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
==============================================================================================================================


------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2010
------------------------------------------------------------------------------------------------------------------------------
Bonds            $     37,738 $      2,904 $     (32,212) $                       (8,652) $    10,049 $   (6,923) $      2,904
Common stocks              -            -             -                               -            -          -             -
Preferred stocks        2,905           -          (520)                              -           438     (2,823)           -
------------------------------------------------------------------------------------------------------------------------------
Total            $     40,643 $      2,904 $     (32,732) $                       (8,652) $    10,487 $   (9,746) $      2,904
==============================================================================================================================


Other Invested Assets:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company did not have other invested assets measured at fair value on a non-recurring basis as of December 31, 2011 and 2010.

Loan-Backed and Structured Securities:

There was no OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to retain such securities.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


At December 31, 2011, the Company held loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities.

---------------------------------------------------------------------------------
         BOOK/ADJUSTED
        CARRYING VALUE
        AMORTIZED COST  PRESENT VALUE OF
        BEFORE CURRENT   PROJECTED CASH   RECOGNIZED  AMORTIZED COST
          PERIOD OTTI        FLOWS           OTTI       AFTER OTTI     FAIR VALUE
---------------------------------------------------------------------------------
        $    1,564,984  $      1,516,679  $   48,305      $ 1,516,679 $ 1,440,301
=================================================================================


At December 31, 2011 and 2010, the Company held securities with unrealized losses (fair value is less than carrying value) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2011
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
===============================================================================================================


---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2010
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
===============================================================================================================


In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC (Metropolis). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes, and Class B Notes issued by Metropolis as part of the series.

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

COMPANY                             PAR PURCHASED    PURCHASE PRICE
National Union                     $       852,455   $        808,335
American Home                              423,421            402,213
C&I                                        275,223            261,438
Lexington Insurance Company                423,421            402,213
Chartis Select Insurance Company           275,223            261,438
                                  ------------------------------------
        Total                      $     2,249,743   $      2,135,637
                                  ====================================

Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled Accounting for Derivative Instruments and Hedging Transactions. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the Statements of Operations and Changes in Capital and Surplus.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2011 and 2010 was EUR 1,080,300 and EUR 1,252,015, respectively.

The following table summarizes the realized and unrealized capital gains or losses, the notional amount and the fair value of the cross-currency swaps held by the Company and its affiliates as of and for the years ended December 31, 2011 and 2010:

                                     AS OF DECEMBER 31, 2011        YEAR ENDED DECEMBER 31, 2011
                                  ---------------------------    ------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                      NOTIONAL      ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                       AMOUNT      FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    ------------------------------------
COMPANY
National Union                    EUR   434,192    $    2,509    $         (7,961)    $         2,509
American Home                           195,790         1,690              (4,985)              1,690
C&I                                     127,264         1,148              (2,789)              1,148
Lexington Insurance Company             195,790         1,690              (4,291)              1,690
Chartis Select Insurance Company        127,264         1,148              (2,789)              1,148
                                  -------------------------------------------------------------------
        Total                     EUR 1,080,300    $    8,185    $        (22,815)    $         8,185
                                  ===================================================================

                                    AS OF DECEMBER 31, 2010         YEAR ENDED DECEMBER 31, 2010
                                  ---------------------------    -------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                     NOTIONAL       ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                      AMOUNT       FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    -------------------------------------
COMPANY
National Union                    EUR   493,005    $  (11,263)   $          2,580     $       (11,263)
American Home                           230,003        (4,250)                913              (4,250)
C&I                                     149,502        (2,762)                593              (2,762)
Lexington Insurance Company             230,003        (4,250)                913              (4,250)
Chartis Select Insurance Company        149,502        (2,762)                593              (2,762)
                                  --------------------------------------------------------------------
        Total                     EUR 1,252,015    $  (25,287)   $          5,592     $       (25,287)
                                  ====================================================================


Securities Lending

During the third quarter of 2011, the Company entered into financing transactions using municipal bonds to support statutory capital by generating taxable income. In these transactions, certain available for sale high grade municipal bonds were loaned to counterparties, primarily commercial banks and brokerage firms, who receive the tax-exempt income from the bonds. No foreign securities are loaned. In return, the counterparties are required to pay the Company an income stream equal to the bond coupon of the loaned securities, plus a fee. To secure their borrowing of

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


the securities, counterparties are required to post liquid collateral (such as high quality fixed maturity securities and cash) equal to at least 102 percent of the fair value of the loaned securities to third-party custodians for the Company's benefit in the event of default by the counterparties. The collateral is maintained in a third-party custody account and is trued-up daily based on daily fair value measurements from a third-party pricing source. If at any time the fair value of the collateral, inclusive of accrued interest thereon, falls below 102 percent of the fair value of the securities loaned, the Company can demand that the counterparty deliver additional collateral to restore the initial 102 percent collateral requirement. The Company is contractually prohibited from reinvesting any of the collateral it received, including cash collateral, for its securities lending activity. Accordingly, the securities lending collateral is not reported on the Company's balance sheet in accordance with SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R). The Company has not pledged any of its assets as collateral. Consequently, the collateral is considered "off balance sheet". The aggregate amount of collateral received as of December 31, 2011, inclusive of accrued interest, is $953,661. The aggregate fair value of securities on loan is $919,879.


NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2011, 2010 and 2009 is set forth in the table below:

------------------------------------------------------------------------------------------------
                                                       2011             2010           2009
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR    $  14,383,093   $  13,482,501   $  13,268,600

Incurred losses and LAE related to:

 Current accident year                                4,293,428       4,074,495       4,528,746

 Prior accident years                                   250,641       1,904,603         939,381
------------------------------------------------------------------------------------------------

  TOTAL INCURRED LOSSES AND LAE                       4,544,069       5,979,098       5,468,127
------------------------------------------------------------------------------------------------

Paid losses and LAE related to:

 Current accident year                               (1,368,553)     (1,206,965)     (1,426,132)

 Prior accident years                                (5,092,095)     (3,871,541)     (3,828,094)
------------------------------------------------------------------------------------------------

  TOTAL PAID LOSSES AND LAE                          (6,460,648)     (5,078,506)     (5,254,226)
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,   $  12,466,514   $  14,383,093   $  13,482,501
================================================================================================


During 2011, the Company ceded $1,876,693 of its net asbestos and Excess Workers Compensation reserves to Eaglestone Reinsurance Company (Eaglestone) resulting in a decrease to net reserves. For 2011, the Company reported adverse loss and LAE reserve development of $250,641, including accretion of loss reserve discount, of $37,629. The adverse development was mostly attributable to Primary Casualty, Specialty Workers Compensation, and the Environmental classes of business partially offset by favorable development of Financial Lines and Excess Casualty classes of business. Catastrophe losses of $168,280 were also included in the Company's incurred losses and LAE. As

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


discussed in Note 5, the restructure of the foreign branch operations resulted in a decrease of $44,666 of the reserves during 2011.

Following completion of its 2010 annual comprehensive loss reserve review, the Company recorded a $1,506,600 reserve charge for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- Asbestos, Excess Casualty, Excess Workers' Compensation, and primary Workers' Compensation -- comprise approximately 80 percent of the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflected management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,180,170, offset by an increase of $794,667 from its commutation of a multi-year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers' Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of the discount. Favorable development in Directors & Officers liability and other classes of business offset adverse development in the Company's Excess Casualty business. The adverse development in Excess Casualty was primarily related to accident years 2003 and prior.

The Company and some of its affiliates have continued their strategy that started in 2010 to improve the allocation of their reinsurance between traditional reinsurance markets and capital markets. As part of this strategy, they have secured $1.45 billion in protection for U.S. hurricanes and earthquakes through three separate catastrophe bond transactions. In 2011, they secured $575 million in a bond transaction and in 2010, $875 million through two separate bond transactions. These bond transactions in 2011 and 2010 reduced net premiums written by approximately $72,420 and $74,788, respectively.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $176,259, $169,676 and $166,812, respectively. In addition, as of December 31, 2011 and 2010, the Company recorded $0 and $50,400, respectively, of salvage from a related party, as a direct reduction of outstanding reserves.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $5,970,806, $4,364,556 and $5,336,235, respectively (exclusive of inter-company pooling).

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's  environmental exposure arises from the sale of general liability,
product  liability  or  commercial  multi  peril  liability  insurance,   or  by
assumption of reinsurance within these lines of business.

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The  Company's  asbestos  and  environmental   related  loss  and  LAE  reserves
(including case & IBNR reserves) for the year ended December 31, 2011, 2010 and 2009, gross and net of reinsurance credits, are as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
--------------------------------------------------------------------------------- ---------------------------------------
Direct :

Loss and LAE reserves, beginning of year   $ 1,536,426  $   890,649  $   905,283   $    67,916  $    88,550  $   105,450

 Incurred losses and LAE                       (56,328)     818,692      175,575         8,700        5,138       (3,738)

 Calendar year paid losses and LAE            (129,292)    (172,915)    (190,209)      (20,768)     (25,772)     (13,162)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $ 1,350,806  $ 1,536,426  $   890,649   $    55,848  $    67,916  $    88,550
================================================================================= =======================================

Assumed:

Loss and LAE reserves, beginning of year   $   154,386  $    85,957  $    86,374   $     5,476  $     5,744  $     5,077

 Incurred losses and LAE                        26,780       87,026       (1,517)        1,379        1,066          856

 Calendar year paid losses and LAE             (19,442)     (18,597)       1,100        (1,227)      (1,334)        (189)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $   161,724  $   154,386  $    85,957   $     5,628  $     5,476  $     5,744
================================================================================= =======================================

Net of reinsurance:

Loss and LAE reserves, beginning of year   $   733,373  $   393,257  $   414,790   $    41,696  $    48,761  $    57,647

 Incurred losses and LAE                        46,614      422,050       54,172         8,388        6,963        1,800

 Calendar year paid losses and LAE            (779,987)     (81,934)     (75,705)      (11,497)     (14,028)     (10,686)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $         -  $   733,373  $   393,257   $    38,587  $    41,696  $    48,761
================================================================================= =======================================


The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
---------------------------------------------------------------------------------  --------------------------------------
Direct basis                               $   860,891  $ 1,127,844  $   503,724   $     8,937  $    17,850  $    29,091
Assumed reinsurance basis                      101,277      118,402       41,926           410          394          520
Net of ceded reinsurance basis                       -      552,119      221,716         4,491        8,548       14,070


The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
-------------------------------------------------------------------------------------------------------------------------
Direct basis                               $    98,454  $   125,316  $    55,969   $     3,830  $     7,650  $    12,468
Assumed reinsurance basis                        9,322        7,659        7,009            91           87          164
Net of ceded reinsurance basis                       -       55,849       26,985         3,588        3,582        5,971


Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2011 are

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


adequate as they are based on known facts and current law. The Company continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.


Asbestos Loss Portfolio Transfer

On March 31, 2011, the Company and certain other Chartis affiliated insurers (collectively, the Chartis Reinsureds) entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone. Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transferred all of their net (net of discount and net of external reinsurance) U.S. asbestos liabilities to Eaglestone. The Chartis Reinsureds made a payment of $2,790,351 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone agreed to provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The share of the net reserves (and payment) assumed by Eaglestone from each of Chartis Reinsureds is presented below.

Eaglestone and the Chartis Reinsureds received the required regulatory approvals to enter into the Asbestos Reinsurance LPT. The transaction closed and settled on May 13, 2011. Eaglestone and the Chartis Reinsureds recorded the transaction as prospective reinsurance in accordance with SSAP 62R.

On June 17, 2011, Eaglestone and the Chartis Reinsureds completed a transaction, effective as of January 1, 2011, with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway Inc., under which the bulk of the Chartis Reinsureds' U.S. asbestos liabilities that were assumed by Eaglestone under the Asbestos Reinsurance LPT were transferred through a reinsurance agreement by Eaglestone to NICO. The transaction with NICO covers potentially volatile U.S.-related asbestos exposures. The NICO transaction does not cover asbestos accounts that the Chartis reinsureds believe have already been reserved to their limit of liability or certain other ancillary asbestos exposures of Chartis affiliates.

In addition to its assumption of the subject asbestos liabilities and as included as part of its liability under the reinsurance agreement with Eaglestone, NICO assumed the collection risk on the Chartis Reinsureds' third party reinsurance recoverables with respect to the asbestos reserves NICO assumed. With the concurrence of the NY DFS, the Company's provision for reinsurance recoverable both paid and unpaid has been reduced by $82,034 to reflect the transfer to an authorized reinsurer of the collection risk on certain of the Chartis companies' asbestos related third party reinsurance recoverables. This credit is reflected in the "Other allowed offset items" column of the Schedule of Reinsurance of the Company's 2011 Annual Statement.

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Admitted Pool members entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,102 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. Eaglestone established an initial funds withheld asset in the aggregate of $2,720,102 and agreed to provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. Eaglestone will earn interest of 4.25 percent per annum on the funds withheld balance. The Company's funds held balance including accrued interest was $1,071,268 at December 31, 2011. This

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


was considered a non cash transaction in the statement of cash flow.

The share of the net reserves assumed by Eaglestone from each of the Chartis Reinsureds is presented below.


----------------------------------------------------------------------------------------

                                          ASBESTOS LOSS  EXCESS WORKERS'
COMPANY                                      TRANSFER      COMPENSATION       TOTAL
----------------------------------------------------------------------------------------

ADMITTED POOL COMPANIES:
    National Union                        $     827,363  $       927,266  $   1,754,629
    American Home                               783,818        1,092,875      1,876,693
    C&I                                         239,500          333,934        573,434
    Chartis PC                                  108,863          122,009        230,872
    New Hampshire                               108,863          122,009        230,872
    ISOP                                        108,863          122,009        230,872
                                         -----------------------------------------------
TOTAL ADMITTED POOL COMPANIES             $   2,177,270  $     2,720,102  $   4,897,372
                                         ===============================================

SURPLUS LINES POOL COMPANIES:
    Lexington Insurance Company           $     261,997  $             -  $     261,997
    Chartis Select Insurance Company             67,370                -         67,370
    Chartis Specialty Insurance Company          37,428                -         37,428
    Landmark Insurance Company                    7,486                -          7,486
                                         -----------------------------------------------
TOTAL SURPLUS LINES POOL COMPANIES        $     374,281  $             -  $     374,281
                                         ===============================================

CHARTIS INTERNATIONAL
    Chartis Overseas Ltd.                 $     212,400  $             -  $     212,400
    Other                                        26,400                -         26,400
                                         -----------------------------------------------
TOTAL CHARTIS INTERNATIONAL               $     238,800  $             -  $     238,800
                                         ===============================================
                                         -----------------------------------------------
GRAND TOTAL                               $   2,790,351  $     2,720,102  $   5,510,453
                                         ===============================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS

A.    ADMITTED POOLING AGREEMENT

      The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the Japan branch of the Company) to National Union (the lead pooling participant). In turn, each pooling participant receives from National Union their percentage share of the pooled business.

      The Company's share of the pool is 36.0 percent. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

      A list of all pooling participants and their respective participation percentages is set forth in Note 1.

B.    CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

      AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements with the NY DFS that have been prepared in accordance with NY SAP.

      At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks and business underwritten by the Company's Japan branch which is not subject to the Admitted Pooling Agreement nor the Association). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

      --------------------------------------------------------- -------------- -------------------
                                                                  INITIAL         PARTICIPATION
                                                    NAIC CO.   PARTICIPATION   PERCENT SPECIFIC TO
      MEMBER COMPANY                                  CODE       PERCENT            JAPAN RISK
      --------------------------------------------------------------------------------------------

      Chartis Overseas Limited                           -         67.0%               85.0%
      Admitted Pool member companies, as follows:        -         33.0%               15.0%
        New Hampshire                                 23841        12.0%               10.0%
        National Union                                19445        11.0%                5.0%
        The Company                                   19380        10.0%                0.0%

      ============================================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      In accordance with the Admitted Pooling Agreement, the Admitted Pool member companies' participation in the Association is pooled among all Admitted Pool members proportional to their participation in the Admitted Pool. The Company's participation in the Association after the application of its participation in the Admitted Pooling Agreement has been presented in the accompanying financial statements as follows:


      --------------------------------------------------------------------------
      AS OF DECEMBER 31,                                   2011        2010
      --------------------------------------------------------------------------

      Assumed reinsurance premiums receivable          $   119,334  $    75,852
      Funds held by ceding reinsurers                       41,702       12,478
      Reinsurance recoverable                               34,065       42,074
      Equities in underwriting pools and associations      266,934      544,719
      --------------------------------------------------------------------------
      TOTAL ASSETS                                     $   462,035  $   675,123
      --------------------------------------------------------------------------

      Loss and LAE reserves                            $   524,705  $   564,889
      Unearned premium reserves                            206,983      233,080
      Funds held                                            10,157       13,038
      Ceded balances payable                                48,337       61,292
      Assumed reinsurance payable                           53,519       44,085
      --------------------------------------------------------------------------
      TOTAL LIABILITIES                                $   843,701  $   916,384
      --------------------------------------------------------------------------

      TOTAL SURPLUS                                    $  (381,666) $  (241,261)
      ==========================================================================

      As of December 31, 2011, the Association reported an asset of $2,401,126 representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2011, Chartis Europe S.A. represented $1,748,890 and Chartis UK Holdings represented $542,447, respectively of this total SCA asset.

      The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the Admitted Pooling Agreement. At December 31, 2011, the Company's interest in the Association's SCA entities was $285,254 and has been reported as a component of Equities in Underwriting Pools and Associations.

      As part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis continued to restructure the foreign branch operations of the Admitted Pool members. Generally, the results of these foreign branch operations, with the exception of the Company's Japan and former Canadian branches, have historically been reported as part of the operations of the Association by its member companies consistent with the accounting for the Admitted Pooling Agreement, the Admitted Pool. The U.S. member companies of the Association pooled their 33 percent participation with the remaining members of the Admitted Pool.

      On January 1, 2011, the Company transferred the existing business of its Singapore Branch to Chartis Singapore Insurance PTE Ltd. (Chartis Singapore) an indirect wholly owned subsidiary of Chartis International, LLC. The Company also transferred the in force business of its Australia
      and  New  Zealand   branches  to  new  legal  entities

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      formed in those jurisdictions, effective March 1, 2011 and December 1, 2011 respectively. With an effective date of December 1, 2011, the Company also transferred the in force business of its Cyprus and Malta branches to newly formed branches of Chartis Insurance UK Limited (Chartis UK). New Hampshire transferred its in force business of its Philippines branch to Chartis Philippines Insurance Inc., a subsidiary of Chartis Singapore, effective December 1, 2011.

      On December 1, 2011, Chartis Insurance Ireland Limited (CIIL) merged into Chartis UK (n/k/a Chartis Europe Limited). Upon merger, business previously written by CIIL will be written by a newly registered Irish branch of Chartis UK. In connection with this restructuring, certain inter-company reinsurance agreements between CIIL and the Association members were novated to Chartis UK Ireland Branch and repaneled. On that same date, Chartis UK Ireland Branch entered into a quota share and a combined working and catastrophe excess of loss reinsurance agreement directly with the Association members.

      During  2011,  the  largest   restructuring   were  completed  at  Chartis
      Singapore, the Australia branch and the Hong Kong branches. These branches had total assets of $2,315,692 and liabilities of $1,322,618.

      Effective December 1, 2010, the in force business of the Hong Kong branches of National Union, the Company and New Hampshire was transferred to Chartis Insurance Hong Kong Limited, a subsidiary of Chartis Overseas Limited, under Section 25D of the Hong Kong Insurance Companies Ordinance. Consistent with the 2011 transactions, this transaction was recorded by the Admitted Pool members in calendar year 2011 with the approval of the New York and Pennsylvania Insurance Departments.

      The Association's fiscal year end is November 30th. Although the fiscal year end for the members of the Admitted Pool is December 31, their financial statements have historically and consistently reported the results of their participation in the Association as of the Association's fiscal year end. In order to achieve consistency in their financial reporting, the Admitted Pool members have received approval from the NY DFS and Pennsylvania Insurance Department to record the above referenced December 1, 2011 restructuring activities, including the reinsurance transactions associated with the restructuring of Chartis Ireland operations, in their 2012 statutory financial statements. These transactions are not expected to have a material impact on the Company's financial statements.


C.    GUARANTEE ARRANGEMENTS

      The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 11.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


D.    INVESTMENTS IN AFFILIATES

      As of December 31, 2011 and 2010, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2011          2011              2011
      ----------------------------------------------------------------------------------------------------------
      AIU Brasil Affiliate                                100.0%   $       408  $           476  $       (1,771)
      Chartis Non Life Holding Company (Japan), Inc.        0.0%            -                -         (289,975)
      AIG Mexico Industrial, L.L.C.  (a)                    0.0%            -                -          (10,954)
      American International Realty Corporation            31.5%        14,198           35,962          (6,385)
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,362             227
      Eastgreen, Inc.                                      13.8%        20,977           18,222           8,157
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $    40,792  $        57,022  $     (300,701)
      ==========================================================================================================

      (a)   The Company's interest was sold on July 29, 2011.

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2010          2010              2010
      ----------------------------------------------------------------------------------------------------------
      Chartis Non Life Holding Company (Japan), Inc.(c)   100.0%   $   300,384  $       289,975  $      210,017
      AIU Brasil Affiliate                                100.0%           408            2,247             155
      AIG Mexico Industrial, L.L.C.                        49.0%         6,981           10,954             567
      American International Realty Corporation            31.5%        14,169           42,347          21,723
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,135             (58)
      Eastgreen, Inc.                                      13.4%        12,804           10,065             138
      Fuji Fire and Marine Insurance Company  (c)           2.8%            -                -          (12,180)
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $   339,955  $       357,723  $      220,362
      ==========================================================================================================

      (c) The Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan), Inc.

      On August 4, 2011, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an
      intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. The Company realized a capital gain of $133,220 and incurred a tax expense of $46,627 on this transaction. The tax liability was relieved through a deemed capital contribution.

      In 2010, the Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan) Inc.

      Investments in affiliates are included in common stocks based on the net worth of the entity except for publicly

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      traded affiliates which are based on quoted fair values, less a discount as prescribed by NAIC SAP (see Note 1).

      The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0 percent. As of December 31, 2011 and 2010, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0 percent amounted to $566,665 and $802,931, respectively.


E.    RESTRUCTURING

      DOMESTIC OPERATIONS

      As discussed in Note 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multi-year reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

      Effective  October  7, 2010,  National  Union  Fire  Insurance  Company of
      Louisiana (NULA), Audubon Insurance Company (Audubon Insurance) and Audubon Indemnity Company (Audubon Indemnity) were merged with and into National Union. National Union is the surviving company and has assumed all of the existing obligations of the merged companies. The mergers were recorded as of October 1, 2010 with the approval of the Pennsylvania Insurance Department. As a result of the merger, National Union's total assets increased by $55,529; total liabilities increased by $4,901; gross paid in and contributed capital increased by $7,130; and unassigned surplus increased by $43,498. The increase to National Union's post-merger surplus is net of eliminations of $1,541 that is primarily related to the provision for reinsurance $1,308. This item is presented as Other Surplus Adjustments in National Union's Statement of Operations and Changes in Capital and Surplus. The other members of the Admitted Pool settled with National Union and recorded their proportionate share in accordance with the pooling agreement. With the approval of National Union's domiciliary regulator, none of the prior years' results or historical schedules have been restated for the merger. The transaction was accounted for as a statutory merger. National Union did not issue any new shares of stock as a result of the merger.

      On June 10, 2009, the Company sold 12,826 shares of Transatlantic Holdings, Inc. (TRH) for $470,341 and recorded a realized gain of $450,511. As of December 31, 2009, the Company continued to own 9,193 common shares of TRH, representing approximately 13.9 percent of TRH's common shares issued, which were sold in March 2010. The Company had previously owned 33.2 percent of TRH. In addition, the Company recorded a capital contribution of $75,923 pursuant to the terms of a make whole agreement between the Company and AIG, whereby AIG agreed to contribute capital to the Company in an amount equal to the difference between the statutory carrying value of TRH and the consideration received by the Company for the sale of its shares. The Company also received a deemed contribution of approximately $157,679 pursuant to the Tax Sharing Agreement (Agreement) in connection with this sale. The Agreement provides that AIG will reimburse the Company for any current tax liabilities arising from the sale of an operating subsidiary during the term of the Credit Facility, except amounts required to be remitted as Net Cash Proceeds, as defined in the Credit Facility. The Department issued a determination of non-control ruling relative to the Company's ownership of TRH. Accordingly, the Company's investment in TRH common stock has been reported as an unaffiliated investment in this financial statement and

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      has been reported at fair value in accordance with SSAP No. 30, Investments in Common Stock. During 2010, the Company sold all but one hundred of the remaining shares of TRH and realized a profit of $463,417.

      Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S., Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S., Inc. not subject to this sale ("Chartis U.S., Inc. companies"). The PCG business written by Chartis U.S., Inc. companies was ceded 100 percent to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50 percent quota share to National Union. The Admitted Pool members participated in this business assumed by National Union at their stated pool percentages.

      In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S., Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

            1. The quota share reinsurance agreement between National Union and AIIC under which AIIC ceded 50 percent of the net business of the Personal Lines Pool to National Union was commuted as of June 30, 2009.

            2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to National Union under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S., Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

      Following these transactions the Chartis U.S., Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $293.3 million.

      The Chartis U.S., Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S., Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $79.7 million and a capital contribution of $27.9 million.

      Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIG Hawaii Insurance Company, Inc., the Company received $182.6 million of the $1.7 billion of proceeds

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


received by the Chartis U.S., Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $14.5 million.

FOREIGN OPERATIONS

Pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC (CJCC), a newly formed subsidiary of National Union, acquired 43.59 percent of the outstanding shares of Fuji Fire and Marine Insurance Company, Limited (Fuji Japan). As a result of this transaction, as of March 31, 2011, Chartis owned 98.4 percent of Fuji Japan's outstanding voting shares. In a transaction that closed on August 4, 2011, National Union sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586,800. Additionally, on the same date, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions.


F. OTHER RELATED PARTY TRANSACTIONS

The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011 and 2010 between the Company and any affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011 and 2010 and all capital contributions and dividends.

                                                                               ASSETS RECEIVED BY           ASSETS TRANSFERRED BY
                                                                                   THE COMPANY                    THE COMPANY
------------------------------------------------------------------------------------------------------------------------------------
   DATE OF                                                                      STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION      NAME OF AFFILIATE                VALUE    DESCRIPTION  STATEMENT VALUE  DESCRIPTION
------------------------------------------------------------------------------------------------------------------------------------
  03/28/11     Purchase of securities      AIG Inc. Matched Investment Program  $ 587,841  Securities      $   587,841      Cash


  08/18/11     Purchase of securities            Chartis Select                   179,406  Securities          179,406      Cash

  08/18/11     Purchase of securities               Lexington                     747,122  Securities          747,122      Cash

  08/18/11       Sale of securities              Chartis Select                   210,304    Cash              200,294   Securities

  08/18/11       Sale of securities                 Lexington                     854,193    Cash              814,422   Securities

  03/01/11            Dividend                 Chartis U.S., Inc.                       -       -               11,448     In kind

  06/29/11            Dividend                 Chartis U.S., Inc.                       -       -               110,000      Cash

  11/01/11            Dividend                 Chartis U.S., Inc.                       -       -               16,010     In kind

  03/31/11     Return of capital (a)           Chartis U.S., Inc.                       -       -            1,020,000      Cash

  09/19/11       Return of capital             Chartis U.S., Inc.                       -       -              400,000      Cash

  06/30/11     Capital contributions           Chartis U.S., Inc.                   5,623     Cash                   -        -

   Various      Capital contributions (b)      Chartis U.S., Inc.                  57,153    In kind                 -        -

   Various      Capital contribution           Chartis U.S., Inc.                   4,605    In kind                 -        -
------------------------------------------------------------------------------------------------------------------------------------
(a) Refer immediately below this table for Eaglestone Reinsurance Company capitalization  Chartis Select: Chartis Select Insurance
                                                                                          Company
(b) Capital contributions in lieu of Tax Sharing Agreement                                Lexington: Lexington Insurance Company
------------------------------------------------------------------------------------------------------------------------------------


Funding of Eaglestone Capitalization

On March 31, 2011, National Union, the Company, and New Hampshire (Funding Participants), with the approval of the NY DFS and the Pennsylvania Insurance Department (PA DOI), returned $1,700,000 of capital to their immediate parent (Chartis U.S., Inc.) as part of a plan to capitalize Eaglestone with each of the companies contributing $510,000,

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


$1,020,000 and $170,000, respectively. Eaglestone was significantly overcapitalized relative to its risk based capital target after the loss portfolio transfer was executed with NICO. Accordingly, on July 26, 2011, Eaglestone received approval from PA DOI to return $1,030,000 in cash from its gross paid-in and contributed surplus to Chartis U.S., Inc. The distribution was made to Chartis U.S., Inc. on July 27, 2011. On that same date, Chartis U.S., Inc. contributed $620,000 to National Union, $130,000 to New Hampshire, and $100,000 to Chartis PC.

                                                                 ASSETS RECEIVED BY     ASSETS TRANSFERRED BY
                                                                    THE COMPANY             THE COMPANY
-------------------------------------------------------------------------------------------------------------
   DATE OF                                                      STATEMENT              STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION  NAME OF AFFILIATE     VALUE    DESCRIPTION  VALUE     DESCRIPTION
-------------------------------------------------------------------------------------------------------------
  02/12/10               Dividend           Chartis U.S., Inc. $         -     -       $ 300,000     Cash

  04/08/10               Dividend           Chartis U.S., Inc.           -     -           1,343     Cash

  Various       Capital contribution (a)    Chartis U.S., Inc.       5,322  In kind            -       -

  03/31/10         Capital contribution     Chartis U.S., Inc.       4,829  In kind            -       -
                  Capital contribution(b)
  12/31/10                                  Chartis U.S., Inc.   1,937,124 Receivable          -       -

  06/24/10          Sale of securities       National Union        708,005   Cash        708,005  Securities

(a)  Capital contributions in lieu of Tax Sharing agreement

(b)  Capital contribution was received on February 25, 2011


In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011, 2010 and 2009 between the Company and affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011, 2010 and 2009:

FOR THE YEARS ENDED DECEMBER 31,        2011         2010      2009
----------------------------------------------------------------------
Chartis Global Claims Services, Inc. $    250,065  $ 245,427 $ 255,941

Chartis Global Services, Inc.             272,803          -         -
----------------------------------------------------------------------
 TOTAL                               $    522,868  $ 245,427 $ 255,941
======================================================================

Effective January 1, 2011, Chartis Global Services, Inc. is the shared services organization for Chartis U.S., Inc. and Chartis International, LLC. In 2010 and 2009, the expenses were paid by other members of the Admitted Pool and allocated to the Company in accordance with the Pooling Agreement.

As of December 31, 2011 and 2010, short-term investments included amounts invested in the AIG Managed Money Market Fund of $376,438 and $1,881,287, respectively.

Federal and foreign income taxes payable to the Ultimate Parent as of December 31, 2011 and 2010 amounted to $23,930 and $60,666, respectively.

At December 31, 2011 and 2010, the amount due from/(to) National Union, as the lead company of the intercompany

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


pool, was $3,447 and $(121,756), respectively.

As of December 31, 2011 and 2010, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions):

-------------------------------------------------------------------------------
AS OF DECEMBER 31,                                        2011          2010
-------------------------------------------------------------------------------
Balances with admitted pool companies                  $     6,325  $    31,954

Balances less than 0.5% of admitted assets                   7,005       23,175

Capital contributions receivable from Chartis U.S. Inc.          -    1,937,124
-------------------------------------------------------------------------------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES    $    13,330  $ 1,992,253
===============================================================================

Balances with admitted pool companies                  $       145  $   122,198

Balances less than 0.5% of admitted assets                  46,282       82,128
-------------------------------------------------------------------------------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES         $    46,427  $   204,326
===============================================================================

On February 23, 2011, NY SAP approved the Company's request to receive a capital contribution of $1,937,124 in cash from its parent Chartis U.S., Inc. and to reflect such contribution in its December 31, 2010 annual statement. The capital contribution was received by the Company on February 25, 2011 and reported as Receivable from Affiliate at December 31, 2010.

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

G.   EVENTS OCCURRING AT THE AIG LEVEL

In September 2008, liquidity issues resulted in AIG seeking and receiving governmental support through a credit facility from the Federal Reserve Bank of New York (the FRBNY, and such credit facility, the FRBNY Credit Facility) and funding from the United States Department of the Treasury (Department of the Treasury) through the Troubled

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


Asset Relief Program (TARP).

On January 14, 2011, AIG was recapitalized (the Recapitalization) and the FRBNY Credit Facility was repaid and terminated through a series of transactions that resulted in the Department of the Treasury becoming AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG Common Stock at that time. AIG understands that, subject to market conditions, the Department of the Treasury intends to dispose of its ownership interest over time, and AIG has granted certain registration rights to the Department of the Treasury to facilitate such sales.

On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG Common Stock. AIG did not receive any of the proceeds from the sale of the shares of AIG Common Stock by the Department of the Treasury. As a result of the sale of AIG Common Stock in this offering, the Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share (the Series G Preferred Stock) was cancelled and the ownership of the outstanding AIG Common Stock by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent after the completion of the offering.

NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes, large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's net premiums written and net premiums earned were comprised of the following:

FOR THE YEARS ENDED DECEMBER 31,               2011                         2010                         2009
-------------------------------------------------------------------------------------------------------------------
                                       WRITTEN       EARNED      WRITTEN       EARNED       WRITTEN      EARNED
-------------------------------------------------------------- ------------------------- --------------------------
Direct premiums                      $  1,327,507  $ 1,425,212 $  1,471,932  $ 1,494,653 $   2,181,231 $  2,429,839

Reinsurance premiums assumed:

 Affiliates                             6,868,230    7,283,623    6,775,226    7,113,494     7,553,633    8,250,685

 Non-affiliates                           102,880       74,710       64,497       37,427        51,887       46,888
-------------------------------------------------------------- ------------------------- --------------------------
    GROSS PREMIUMS                      8,298,617    8,783,545    8,311,655    8,645,574     9,786,751   10,727,412
-------------------------------------------------------------- ------------------------- --------------------------
Reinsurance premiums ceded:

 Affiliates                             1,403,977    1,497,360    1,574,099    1,537,046     2,624,677    3,172,378

 Non-affiliates                         1,585,708    1,604,027    1,542,184    1,459,764     1,099,681    1,200,489
-------------------------------------------------------------- ------------------------- --------------------------
    NET PREMIUMS                     $  5,308,932  $ 5,682,158 $  5,195,372  $ 5,648,764 $   6,062,393 $  6,354,545
============================================================== ========================= ==========================

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2011 and 2010 with the return of the unearned premium reserve is as follows:



                                         ASSUMED REINSURANCE       CEDED REINSURANCE                 NET
-------------------------------------------------------------- ------------------------- --------------------------
                                       UNEARNED                  UNEARNED                  UNEARNED
                                       PREMIUM      COMMISSION   PREMIUM     COMMISSION     PREMIUM     COMMISSION
                                       RESERVES      EQUITY      RESERVES      EQUITY      RESERVES       EQUITY
-------------------------------------------------------------- ------------------------- --------------------------
DECEMBER 31, 2011

 Affiliates                          $  3,342,813  $   394,470 $    830,856  $   138,051 $   2,511,957 $   256,419

 Non-affiliates                            65,890        7,775      444,215       73,807      (378,325)     (66,032)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,408,703  $   402,245 $  1,275,071  $   211,858 $   2,133,632   $  190,387
============================================================== ========================= ==========================

DECEMBER 31, 2010

 Affiliates                          $  3,758,923  $   421,024 $    924,159  $   129,587 $   2,834,764 $    291,437

 Non-affiliates                            37,720        4,225      462,613       64,868      (424,893)     (60,643)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,796,643  $   425,249 $  1,386,772  $   194,455 $   2,409,871 $  230,794
============================================================== ========================= ==========================

                                       53

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As of December 31, 2011 and 2010 and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

-----------------------------------------------------------------
                           UNEARNED  PAID LOSSES   RESERVES FOR
                            PREMIUM      AND        LOSSES AND
                           RESERVES      LAE          LAE
-----------------------------------------------------------------
December 31, 2011

 Affiliates             $   830,856  $  124,663   $  10,409,887
 Non-affiliates             444,215     272,636       2,977,082
-----------------------------------------------------------------
 TOTAL                  $ 1,275,071  $  397,299   $  13,386,969
=================================================================
December 31, 2010
 Affiliates             $   924,159  $  131,717   $  10,701,691
 Non-affiliates             462,613     301,588       3,194,427
-----------------------------------------------------------------
 TOTAL                  $ 1,386,772  $  433,305   $  13,896,118
=================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company's unsecured reinsurance recoverables as of December 31, 2011 in excess of 3.0 percent of its capital and surplus is set forth in the table below:

------------------------------------------------------------------------
                                                   NAIC CO.
REINSURER                                           CODE        2011
------------------------------------------------------------------------
Affiliates:
 Chartis U.S., Inc. Admitted Pool                     -     $ 8,527,665
 Eaglestone Reinsurance Company                     10651       722,458
 Chartis Overseas Ltd.                                -         548,081
 AIU Insurance Company                              19399       142,755
 American International Reinsurance Co. Ltd           -          53,151
 Lexington Insurance Company                        19437        28,535
 United Guaranty Insurance Company                  11715        23,187
 Chartis Europe S.A.                                  -           6,375
 Chartis Insurance UK Ltd                             -           5,725
 Chartis Specialty Insurance Company                26883         4,901
 Landmark Insurance Company                         35637         2,696
 US Life Ins Co of NY (F/ Amer Int Life Ass NY)     70106         2,434
 Chartis Insurance Company Of Canada                  -           1,750
 Chartis Select Insurance Company                   10932         1,718
 Other affiliates below $1.0 million                  -           4,469
------------------------------------------------------------------------
  TOTAL AFFILIATES                                           10,075,900
------------------------------------------------------------------------

Non-Affiliates:
 Swiss Re Group                                       -         232,415
 Lloyds Syndicates                                    -         223,289
 Transatlantic Group                                  -         216,955
 Munich Re Group                                      -         174,362
------------------------------------------------------------------------
  TOTAL  NON-AFFILIATES                                         847,021
------------------------------------------------------------------------
 Total affiliates and non-affiliates                        $ 10,922,921
========================================================================

During 2011, 2010 and 2009, the Company reported in its Statements of Operations statutory losses of $2,152, $135,317 and $10,863, respectively, as a result of commutations with the following reinsurers. The 2011 loss was comprised of losses incurred of $2,146 and premiums earned of $(6); the 2010 loss was comprised of losses incurred of $135,412, commissions incurred of $(98) and premiums earned of $(3); the 2009 losses were from losses incurred.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------
COMPANY                                    2011        2010       2009
--------------------------------------------------------------------------

Argonaut Midwest Insurance Company        $   1,882  $       -   $     -
American International Reinsurance
Company, Ltd. (a)                                -      131,629    10,284
Continental Casualty Company                     -        1,270        -
Reliastar Life Insurance Company                 -        1,296        -
Other reinsurers below $1 million               270       1,122       579
--------------------------------------------------------------------------
TOTAL                                     $   2,152  $  135,317  $ 10,863
==========================================================================

(a) Effective April 1, 2010, National Union commuted a multi-year reinsurance agreement with AIRCO. The commutation resulted in the members of the Admitted Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the Admitted Pooling Agreement. The commutation was approved by the NY DFS and Pennsylvania Insurance Department. The Company recorded its share of these transactions based upon its stated pool percentage as follows:

                                       COMPANY'S POOLED
                           TOTAL          ALLOCATION
                         -----------   -----------------
Liabilities:
 Outstanding losses      $ 2,576,715   $        927,617
                         ============  =================
P&L:
 Paid losses                 365,636            131,629
                         ============  =================
 Net cash                $ 2,211,079   $        795,988
                         ============  =================


As of December 31, 2011 and 2010, the Company had reinsurance recoverables on paid losses in dispute of $102,721 and $115,859, respectively.

During 2011, 2010 and 2009, the Company recovered/(wrote off) reinsurance recoverable balances of $14,092, $(1,224) and $8,952, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2011 and 2010, the Company's premium receivable and losses payable on assumed business are as follows:

-------------------------------------------------------------------------------
                   2011                    AFFILIATE   NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection           $ 165,233   $ 36,933      $ 202,166

Reinsurance payable on paid loss
and loss adjustment expenses                  71,426     11,807         83,233

-------------------------------------------------------------------------------
                   2010                    AFFILIATE  NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection
                                           $ 146,906   $ 11,982      $ 158,888
Reinsurance payable on paid loss
and loss adjustment expenses                 150,327      4,755        155,082

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Admitted Pool, relate to reinsurance agreements with the following:

                                                       2011                          2010
-------------------------------------------------------------------------------------------------------------------

                                          PREMIUMS IN   REINSURANCE PAYABLE     PREMIUMS IN    REINSURANCE PAYABLE
                                           COURSE OF   ON PAID LOSS AND LOSS     IN COURSE   ON PAID LOSS AND LOSS
                                          COLLECTION     ADJUSTMENT EXPENSES     COLLECTION    ADJUSTMENT EXPENSES
-------------------------------------------------------------------------------------------------------------------
Chartis Overseas Ltd.                     $    42,610  $              13,061    $    14,735  $              20,053
Chartis Excess Ltd.                             8,210                     36              -                      -
Lexington Insurance Co.                         7,986                 10,262         16,421                 17,730
Chartis Europe SA                               7,984                  9,237          7,544                 11,977
Chartis Insurance Company of Canada             7,179                  6,348              -                      -
Chartis Insurance UK Ltd.                       6,947                  6,679         11,225                  4,051
CA De Seguros American Intl                     5,270                  1,337              -                      -
La Meridional Compania Argentina
de Seguros S.A.                                 3,757                  1,210              -                      -
Chartis Specialty Insurance. Co.                3,195                  1,321            388                    597
National Union Ins. Co. of Vermont              2,225                  9,024             47                 15,310
Chartis Insurance Company - Puerto Rico         1,473                  1,269         10,632                    310
United Guaranty Residential Ins. Co.              461                (50,400)           245                 20,558
Chartis Australia Insurance Ltd.                    -                  4,945              -                      -
AIU Insurance Co.                              (2,539)                (3,624)        (8,361)                (8,316)

Effective January 1, 2010, Chartis Specialty Insurance Company (Chartis Specialty) commuted its quota share and stop loss reinsurance agreements with National Union. In accordance with the commutation agreement, National Union transferred cash and securities totaling $4,041,671 to Chartis Specialty. This amount was net of a ceding commission

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

                                                     COMPANY'S POOLED
                                   TOTAL               ALLOCATION
                                 ------------        -----------------
Liabilities:

 Outstanding losses              $ 3,278,251         $     1,180,170

 Unearned premium reserves           933,787                  336,163

 Other                                49,727                   17,902
                                 ------------        -----------------
                                   4,261,765                1,534,235
                                 ------------        -----------------
P&L:
 Ceding commission                   220,094                   79,234
                                 ------------        -----------------
                                 $ 4,041,671         $       1,455,001
                                 ============        =================

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2011 and 2010, the Company's deposit assets and liabilities were comprised of the following:

---------------------------------------------------------------------------
                          Deposit    Deposit     Funds Held     Funds Held
                          Assets   Liabilities    Assets      Liabilities
-----------------------------------------------  --------------------------
December 31, 2011:
 Direct                  $      -  $    97,581   $        -   $          -
 Assumed                        -           44            -              -
 Ceded                          3            -            -          4,848

----- -----------------------------------------  --------------------------
 TOTAL                   $      3  $    97,625   $        -   $      4,848
===============================================  ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
                                         DEPOSIT    DEPOSIT     FUNDS HELD    FUNDS HELD
                                         ASSETS   LIABILITIES     ASSETS     LIABILITIES
--------------------------------------------------------------  -------------------------
December 31, 2010:
 Direct                                $       -  $   100,648   $        -   $         -
 Assumed                                       -       89,243       88,515             -
 Ceded                                       686            -            -           990
--------------------------------------------------------------  -------------------------
 TOTAL                                 $     686  $   189,891   $   88,515   $       990
==============================================================  =========================

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2011 and 2010 is set forth in the table below:

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                         DEPOSIT       DEPOSIT        DEPOSIT        DEPOSIT
                                         ASSETS      LIABILITIES       ASSETS       LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $      686    $   189,891     $    1,595    $    178,479
 Deposit activity, including loss
 recoveries                                  (683)       (90,764)        (1,622)          8,358
 Interest income or expense, net of
 amortization of margin                        -          (1,502)           713           3,054
 Non-admitted asset portion                    -              -              -              -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $        3    $    97,625     $      686    $   189,891
=================================================================    ===========================

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                       FUNDS HELD     FUNDS HELD     FUNDS HELD     FUNDS HELD
                                         ASSETS      LIABILITIES        ASSETS     LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $   88,515    $       990     $   88,515    $         -
 Contributions                                 -           4,753             -              990
 Withdrawals                              (88,515)          (895)            -               -
 Interest                                      -              -              -               -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $       -     $     4,848     $   88,515    $        990
=================================================================    ===========================

In 2011, the Company determined, based on settlement of related litigation, that an assumed reinsurance deposit transaction had terminated, and the Company eliminated assumed deposit liabilities of $90,000 and related funds held assets of $88,200.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company is allocated U.S. federal income taxes based upon an accounting policy that was amended, effective January 1, 2010. This accounting policy provides that the Company shall reflect in its financial statements the tax liability that would have been paid by the Company if it had filed a separate federal income tax return except that Chartis, Inc. assumes the current liability (and future risks and rewards of the tax position taken) associated with the Company's unrecognized tax benefits by means of a deemed capital contribution transaction. Unrecognized tax benefits is defined as any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 -- Accounting for Uncertainty in Income Taxes (FIN 48) which would include any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

While the accounting policy described above governs the current and deferred tax recorded to the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes is governed by an intercompany tax settlement arrangement entered into with Chartis, Inc. The terms of this intercompany cash settlement arrangement are based on principles consistent with the accounting policy for allocating income tax expense or benefit to the Company above, except that:

     - Any tax realized by the Company from the creation of a deferred inter-company gain (as determined under Treasury Regulation Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

     - To the extent that (1) tax attributes are created outside of the normal course of business, (2) that cash benefit is received by Chartis, Inc. under its separate tax allocation agreement with Parent in advance of when the attributes are actually utilized in the AIG consolidated U.S. federal tax return, and (3) these identified tax attributes expire unused in the AIG consolidated tax return, Chartis, Inc. shall reimburse Parent for this amount and apportion such amount to the Company to the appropriate extent. The Company shall make any required reimbursements within 30 days after Chartis, Inc. receives notice from Parent. Consistent SSAP 10R principles and the Company's tax accounting policy for allocating taxes, any payment made under this provision would be accounted for as a distribution. At December 31, 2011, the Company has not generated any attributes outside of the normal course of business that could cause this provision of the agreement to become applicable.

     - In accordance with N.Y. Department of Insurance Circular Letter 1979-33, Subgroup Parent or Parent shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the consolidated tax liability of the Parent group.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. Section 1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis, Inc. The statutory U.S. federal income tax rate is 35 percent at December 31, 2011.

The   components   of  the   Company's   net  deferred  tax   assets/liabilities
("DTA"/"DTL") as of December 31, 2011 and 2010 are as follows:

                                                    DECEMBER 31, 2011                         DECEMBER 31, 2010
                                        ----------------------------------------  ---------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL       ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------  ---------------------------------------

 Gross deferred tax assets               $  1,632,616  $   122,640  $  1,755,256  $  1,501,814  $   265,330  $  1,767,144
 Less statutory valuation allowance                 -            -             -       633,968      131,367       765,335
                                        ----------------------------------------  ---------------------------------------
 Adjusted gross deferred tax assets         1,632,616      122,640     1,755,256       867,846      133,963     1,001,809
 Gross deferred tax liabilities               (58,661)    (176,253)     (234,914)      (67,312)    (133,963)     (201,275)
                                        ----------------------------------------  ---------------------------------------
 Net deferred tax asset/(liabilities)       1,573,955      (53,613)    1,520,342       800,534            -       800,534
 Deferred tax assets non-admitted            (828,450)           -      (828,450)      (17,769)           -       (17,769)
                                        ----------------------------------------  ---------------------------------------
 Net admitted deferred tax assets        $    745,505  $   (53,613) $    691,892  $    782,765  $         -  $    782,765
                                        ========================================  =======================================

                                                        CHANGE
                                        ----------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------

 Gross deferred tax assets               $    130,802  $  (142,690) $    (11,888)
 Less statutory valuation allowance          (633,968)    (131,367)     (765,335)
                                        ----------------------------------------
 Adjusted gross deferred tax assets           764,770      (11,323)      753,447
 Gross deferred tax liabilities                 8,651      (42,290)     (33,639)
                                        ----------------------------------------
 Net deferred tax asset/(liabilities)         773,421      (53,613)      719,808
 Deferred tax assets non-admitted            (810,681)           -      (810,681)
                                        ----------------------------------------
 Net admitted deferred tax assets        $    (37,260)   $ (53,613) $    (90,873)


The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                                                              DECEMBER 31, 2011              DECEMBER 31, 2010
                                                                      ------------------------------ -------------------------------
  DESCRIPTION                                                           ORDINARY  CAPITAL    TOTAL    ORDINARY  CAPITAL    TOTAL
--------------------------------------------------------------------- ------------------------------ -------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes            $       -  $     -  $       -  $       -  $     -  $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                            450,661        -    450,661    260,922        -    260,922
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                          -        -          -          -        -          -
                                                                      ------------------------------ -------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e            $ 450,661  $     -  $ 450,661  $ 260,922  $     -  $ 260,922
                                                                      ============================== ===============================
                                                                                   CHANGE
                                                                       ------------------------------
  DESCRIPTION                                                           ORDINARY   CAPITAL   TOTAL
---------------------------------------------------------------------  ------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes             $       -  $     - $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                             189,739        -   189,739
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                           -        -         -
                                                                       ------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e             $ 189,739  $     - $ 189,739
                                                                       ==============================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                                                                       DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                            ----------------------------------- ------------------------------------
    DESCRIPTION                                              ORDINARY     CAPITAL      TOTAL     ORDINARY     CAPITAL       TOTAL
    ------------------------------------------------------  ----------------------------------- ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $        -   $        -  $         - $        -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus             241,231           -     241,231      521,844            -    521,844
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs        112,273     122,641     234,914       67,312      133,963    201,275
                                                            ----------------------------------- ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                 353,504     122,641     476,145      589,156      133,963    723,119
                                                            ----------------------------------- ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -           -            -            -          -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -           -            -            -          -
                                                            ----------------------------------- ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------

    Total DTA Admitted Under SSAP 10R                          804,165     122,641     926,806      850,077      133,963    984,040
    Total DTL                                                  (58,661)   (176,253)   (234,914)     (67,312)    (133,963)  (201,275)
                                                            ----------------------------------- ------------------------------------

    Net Admitted DTA                                         $ 745,504  $  (53,612) $  691,892   $  782,765  $         - $  782,765
                                                            =================================== ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -   5,282,793            -            -  6,376,918
                                                                                   ------------                          -----------
    Authorized control level                                         -           -   1,237,484            -            -  1,524,545
                                                                                   ------------                          -----------

                                                                          CHANGE
                                                            ------------------------------------
     DESCRIPTION                                              ORDINARY    CAPITAL     TOTAL
    ------------------------------------------------------  ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $         -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus            (280,613)          -     (280,613)
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs         44,961     (11,322)      33,639
                                                            ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                (235,652)    (11,322)    (246,974)
                                                            ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -            -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             189,739           -      189,739
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -            -
                                                            ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         189,739           -      189,739
                                                            ------------------------------------

    Total DTA Admitted Under SSAP 10R                          (45,912)    (11,322)     (57,234)
    Total DTL                                                    8,651     (42,290)     (33,639)
                                                            ------------------------------------

    Net Admitted DTA                                         $ (37,261) $  (53,612) $   (90,873)
                                                            ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -  (1,094,125)
                                                                                   -------------
    Authorized control level                                         -           -    (287,061)
                                                                                   -------------

The following table provides the Company's assets, capital and surplus, and Risk Based Capital information with the DTA calculated under SSAP 10R paragraphs 10.a. to 10.c. and the additional DTA determined under SSAP 10R paragraph 10.e.:

                                                          DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                   ------------------------------------ ----------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL      ORDINARY   CAPITAL        TOTAL
       ------------------------------------------- ------------------------------------ ------------- --------- ----------

 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $ 294,843  $ (53,612) $    241,231   $ 521,844  $     -  $    521,844
        Admitted assets                                     -          -    23,449,611           -        -    26,155,673
        Adjusted statutory surplus                          -          -     5,216,642           -        -     6,412,177
        Total adjusted capital from DTA                     -          -     5,216,642           -        -     6,412,177

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  745,504    (53,612)      691,892     782,765        -       782,765
        Admitted assets                                     -          -    23,900,272           -        -    26,416,595
        Statutory surplus                                   -          -  $  5,667,303           -        -  $  6,673,099

                                                                  CHANGE
                                                   ------------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL
       ------------------------------------------- ------------------------------------
 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $(227,001) $ (53,612) $   (280,613)
        Admitted assets                                     -          -    (2,706,062)
        Adjusted statutory surplus                          -          -    (1,195,535)
        Total adjusted capital from DTA                     -          -    (1,195,535)

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  (37,261)   (53,612)      (90,873)
        Admitted assets                                     -          -    (2,516,323)
        Statutory surplus                                   -          -  $ (1,005,796)

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies increased ordinary adjusted gross DTAs by $1,312,815 and net admitted DTAs by $64,523. Tax planning strategies had no impact upon capital adjusted gross DTAs and net admitted capital DTAs, all of which were non-admitted.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's current income tax expense/(benefit) was comprised of the following:

 For the years ended December 31,                 2011         2010         2009
------------------------------------------------------------------------------------

  Federal income tax                           $  (95,734) $  (142,812) $  (215,953)
  Foreign income tax                               (8,461)      (5,462)      37,836
                                              --------------------------------------
        Subtotal                                 (104,195)    (148,274)    (178,117)
  Federal income tax on net capital gains           90,032     169,323       57,389
  Other - including return to provision                -         6,354       55,810
                                              --------------------------------------
  Federal and foreign income taxes incurred    $  (14,163) $    27,403  $   (64,918)
                                              =====================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The composition of the Company's net deferred tax assets as of December 31, 2011 and 2010, along with the changes in deferred income taxes for 2011, is set forth in the table below:

Deferred tax assets:

     Ordinary                                                   2011           2010         CHANGE
                                                            -----------------------------------------

            Loss reserve discount                            $   416,180   $   488,039   $   (71,859)
            Non-admitted assets                                  126,696       146,586       (19,890)
            Unearned premium reserve                             200,003       224,940       (24,937)
            Goodwill & deferred revenue                           29,941        29,941             -
            Bad debt expense                                      74,123        88,502       (14,379)
            Net operating loss carryforward                      461,242       376,835        84,407
            Foreign tax credits                                   69,946        99,895       (29,949)
            Deferred tax of foreign entities                      43,675        38,621         5,054
            Investments                                          118,681          -          118,681
            Deferred loss on branch conversion                     9,555          -            9,555
            Intangibles                                           22,280          -           22,280
            Other temporary difference                            60,293         8,455        51,838
                                                            -----------------------------------------
                                                 Subtotal      1,632,615     1,501,814       130,801

      Statutory valuation allowance adjustment                       -        (633,968)      633,968
      Non-admitted                                              (828,450)      (17,769)     (810,681)
                                                            -----------------------------------------

      Admitted ordinary deferred tax assets                      804,165       850,077       (45,912)
                                                            -----------------------------------------

      Capital


            Investments writedown                                110,936       149,630       (38,694)
            Unrealized capital losses                             11,335        87,003       (75,668)
            Deferred intercompany loss                                 -        28,697       (28,697)
            Other temporary difference                               370             -           370
                                                            ------------- ------------- ---------------
                                                 Subtotal        122,641       265,330      (142,689)

      Statutory valuation allowance adjustment                         -      (131,367)      131,367
      Non-admitted                                                     -             -             -
                                                            -----------------------------------------

      Admitted capital deferred tax assets                       122,641       133,963       (11,322)
                                                            -----------------------------------------

                                                            -----------------------------------------
      TOTAL ADMITTED DEFERRED TAX ASSETS                     $   926,806   $   984,040   $   (57,234)
                                                            =========================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Deferred tax liabilities:

     Ordinary                                                                           2011          2010        CHANGE
                                                                                   ----------------------------------------

            Investments                                                             $   (46,868)  $   (17,160)  $  (29,708)
            Other (including items <5% of total ordinary tax liabilities)               (11,793)      (50,152)      38,359
                                                                                   ----------------------------------------
                                                                        Subtotal        (58,661)      (67,312)       8,651


     Capital

            Investments                                                                 (19,064)            -      (19,064)
            Unrealized capital gains                                                   (157,189)     (133,963)     (23,226)
                                                                                   ----------------------------------------
                                                                        Subtotal       (176,253)     (133,963)     (42,290)

                                                                                   ----------------------------------------
 TOTAL DEFERRED TAX LIABILITIES                                                     $  (234,914)  $  (201,275)  $  (33,639)
                                                                                   ----------------------------------------


 NET ADMITTED DEFERRED TAX ASSETS/(LIABILITIES):                                    $   691,892   $   782,765   $  (90,873)
                                                                                   ========================================

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in Non-Admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

Description                                                       2011         2010       CHANGE
                                                             --------------------------------------

 Adjusted gross deferred tax assets                           $ 1,755,256  $ 1,001,809  $  753,447
 Total deferred tax liabilities                                  (234,914)    (201,275)    (33,639)
                                                             --------------------------------------
 Net deferred tax assets                                        1,520,342      800,534     719,808
 Deferred tax assets/(liabilities) - SSAP 3                                                     -
 Deferred tax assets/(liabilities) - unrealized                                              3,008
 Deferred tax - noncash settlement through paid-in-capital                                  57,153

                                                                                       ------------
 Total change in deferred tax                                                              659,647
                                                                                       ============

 Change in deferred tax - current year                                                     643,845
 Change in deferred tax - current year - other surplus items                                15,802
                                                                                       ------------
 Change in deferred tax - current year - total                                             659,647
                                                                                       ============

                                                                CURRENT      DEFERRED      TOTAL
                                                             --------------------------------------
 SSAP 3 impact:
       SSAP 3 - general items                                     (20,102)      90,565      70,463
       SSAP 3 - unrealized gain/loss                                   -      (101,902)   (101,902)
                                                             --------------------------------------
       Total SSAP 3                                               (20,102)     (11,337)    (31,439)
       SSAP 3 - statutory valuation allowance                          -        11,337      11,337
                                                             --------------------------------------
       SSAP 3 - adjusted tax assets and liabilities               (20,102)          -     (20,102)
       SSAP 3 - non-admitted impact                                22,382           -       22,382
                                                             --------------------------------------
 Total SSAP 3 impact                                          $     2,280           -   $    2,280
                                                             ======================================

STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification
(ASC) 740, Income Taxes. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2011, the Company recorded gross deferred tax assets before valuation allowance of tax assets of $1,755,256. Management believes that it is more likely than not that these assets will be realized in the forseeable future therefore the Company has not recorded a valuation allowance against its deferred tax asset. This assessment is based on the Company's expectation based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2011.

When making its assessment about the realization of its deferred tax assets at December 31, 2011, the Company considered all available evidence, as required by income tax accounting guidance, including:

     -    the  nature,   frequency,  and  severity  of  current  and  cumulative
          financial reporting losses;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     - transactions completed and transactions expected to be completed in the near future;

     - the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

     - the application of the amended tax sharing agreement between the tax Sub Group and the Ultimate Parent; and

     - tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Despite the existence of cumulative losses in recent years, including losses related to adverse development in 2009, 2010 and 2011, the Company has been able to implement tax planning strategies to protect against the loss of deferred tax assets, and the Company has concluded that it is more likely than not that its net deferred tax assets will be realized at December 31, 2011.

In concluding that a portion of the statutory gross deferred tax assets are realizable under the U.S. GAAP valuation allowance model, the Company considered both the positive and negative evidence regarding its ability to generate sufficient taxable income to realize the reported adjusted deferred tax assets.

Negative evidence included (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,006,000 and $1,506,600, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 3.75 percent to 10.8 percent.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's ability to execute on tax planning strategies and/or actions, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These tax planning strategies included: (i) converting tax-exempt investment income to taxable investment income through both the municipal bond borrowing program or through the sale of additional tax-exempt securities to third parties and affiliates and reinvestment of the proceeds in taxable securities; and (ii) investing available resources into higher yielding assets.

It is important to note, estimates of future taxable income generated from specific transactions and tax planning strategies could change in the near term, perhaps materially, which may require the Company to adjust its assessment of the need for a valuation allowance. Such adjustments could be material to the Company's financial condition or its results of operations for an individual reporting period.

STATUTORY ADMISSIBILITY

Once the $1,755,256 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Based upon the Company's tax sharing agreements discussed at Note 8, no carryback potential exists and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15 percent of adjusted statutory surplus of the most recently filed

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $691,892 of adjusted gross deferred tax assets were admitted as of December 31, 2011.

The Company does not have any unrecorded deferred tax liabilities.

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35 percent to income before income taxes as follows:

                                                       2011                    2010                     2009
                                               ---------------------  ------------------------  ------------------------
 Description                                     AMOUNT   TAX EFFECT    AMOUNT    TAX EFFECT     AMOUNT      TAX EFFECT
---------------------------------------------  ---------------------  ------------------------  ------------------------
 Net income before federal income taxes and
 capital gains taxes                           $ 480,413  $ 168,145   $ (749,113) $  (262,190) $  184,874  $     64,706
 Book to tax adjustments:
   Tax exempt income                            (304,201)  (106,470)    (420,450)    (147,157)   (456,093)     (159,633)
   Intercompany dividends                         (6,294)    (2,203)           -            -     (94,815)      (33,185)
   Dividend received deduction                      (451)      (158)      (8,767)      (3,069)    (18,128)       (6,345)
   Subpart F income, gross-up & foreign
   tax credits                                    14,771     (3,291)     (36,387)     (13,104)          -             -
   Meals and entertainment                             -          -          567          199         862           302
   Stock options and other compensation           27,409      9,593        4,644        1,625           -             -
   Non-deductible penalties                        1,442        505            -            -           -             -
   Change in non-admitted assets                  84,424     29,549      162,087       56,731    (102,726)      (35,954)
   Change in tax position                              -     (5,702)           -       11,310           -        59,878
   Statutory valuation allowance               (753,998)   (753,998)     765,335      765,335           -             -
   Sale of divested entities                           -          -            -            -     (70,576)      (24,702)
   Return to provision                                 -    (5,690)            -       19,394           -        11,457
   Branch incorporation & conversion (Hong
  Kong/Singapore/Australia)                         (536)      (188)           -            -           -             -
   Non-deductible expenses                        34,253     11,989            -            -           -         1,399
   Other                                            (252)       (89)           -       (5,297)     (4,392)       (2,195)
------------------------------------------------------------------------------------------------------------------------
          Total book to tax adjustments         (903,433)  (826,153)     467,029      685,967    (745,868)     (188,978)
------------------------------------------------------------------------------------------------------------------------
 Total federal taxable income and tax          $(423,020) $(658,008)  $ (282,084) $   423,777  $ (560,994)    $(124,272)
========================================================================================================================

 Federal income tax incurred                               (104,195)                 (141,920)                 (122,307)
 Federal income tax on realized capital gains                90,032                   169,323                    57,389
 Change in deferred tax                                    (659,647)                  396,374                   (59,354)
 Less: Change in deferred tax - other
  surplus items                                              15,802                         -                         -
                                                          ---------               -----------              -------------
 Total tax                                                $(658,008)              $   423,777              $   (124,272)
                                                          =========               ===========              =============

As of December 31, 2011, the Company had $69,946 foreign tax credits carry forwards expiring through the year 2021, and $1,317,835 of net operating loss carry forwards expiring through the year 2031 that are available to offset against future taxable income. The Company has no capital loss carry forwards remaining as of December 31, 2011 and no other unused tax credits available to offset against future taxable income as of December 31, 2011 and 2010.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses which it may

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes. Currently, there is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2011, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the Subgroup Parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2011. As of December 31, 2011, the Company recorded gross liabilities related to tax return errors and omissions in the amount of $17,411.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

 At December 31, 2011

 MAJOR TAX JURISDICTIONS          OPEN TAX YEARS
--------------------------------------------------
 UNITED STATES                     2000 - 2010


NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A.   PENSION PLAN


     Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     The AIG Retirement Plan (the AIG U.S. Plan) is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

     The Company is jointly and severally responsible with AIG and other participating companies for funding

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

      Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

      Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

      The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, Accounting for Pensions (SSAP 89).

     -----------------------------------------------------------------------
     AS OF DECEMBER 31,                         2011            2010
     -----------------------------------------------------------------------
     Fair value of plan assets              $   3,432,515   $   3,424,553
     Less projected benefit obligation          4,219,931       3,574,840
     -----------------------------------------------------------------------
     Funded status                          $    (787,416)  $    (150,287)
     =======================================================================


      The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011, 2010 and 2009 are set forth in the table below:

     ---------------------------------------------------------------------------------------------------------
     AS OF DECEMBER 31,                                2011                  2010                 2009
     ---------------------------------------------------------------------------------------------------------
      Discount rate                                     4.62%                5.50%                 6.00%
      Rate of compensation increase (average)           4.00%                4.00%                 4.00%
      Measurement date                           December 31, 2011    December 31, 2010     December 31, 2009
      Medical cost trend rate                            N/A                  N/A                   N/A
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

      In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $7,922 and $11,968 for 2011 and 2010, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

B.   POSTRETIREMENT BENEFIT PLANS

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

     Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at ages 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, Postretirement Benefits Other Than Pensions (SSAP 14), as of December 31, 2011 and 2010 were $201,960 and $202,418, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $589 and $112 for the years ended December 31, 2011 and 2010, respectively.

     Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

     As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

C.   STOCK OPTION AND DEFERRED COMPENSATION PLANS

     Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share-based cash settled awards such as the Stock Salary and TARP RSU Awards and several other legacy AIG-sponsored employee compensation plans, which are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG
     1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $4,034 and $14,408, respectively, related to stock options and restricted stock units granted under these plans.

     In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2011 and 2010, AIG allocated to the Company $4,986 and $9,861, respectively, for expenses incurred under this plan.

     In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, (the AIG Incentive Savings
     Plan), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was, $4,957 and $7,156 in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act (COBRA) medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3,100.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS


A.   CAPITAL AND SURPLUS

     The Company returned $1,420,000 in capital to its immediate parent as a result of reducing the par value of its common capital stock from $0.015 per share to $0.0115065 per share. The return of capital was accomplished by two separate transactions. On March 31, 2011, the Company reduced the par value of its common stock from $0.015 per share to $0.0124578 per share. On September 30, 2011, the Company further reduced the par value of its common stock to $0.0115065 per share. As a result of these transactions, the Company's common capital stock was reduced by $5,922 and its gross paid in and contributed surplus was reduced by $1,414,078. Both transactions were approved by the Company's board of directors and NY DFS.

     The portion of unassigned surplus as of December 31, 2011 and 2010 represented by each item below is as follows:


     --------------------------------------------------------

                                      2011           2010
     --------------------------------------------------------
     Unrealized gains            $     198,889   $   220,760

     Non-admitted asset values      (1,224,794)     (458,968)

     Provision for reinsurance         (78,525)      (99,443)
     --------------------------------------------------------

     --------------------------------------------------------

     In calculating the provision for reinsurance as of December 31, 2011, management utilized collateral including letters of credit provided by its Ultimate Parent of $381,134. In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $314,752 and $26,752, respectively. The use of these assets was approved by the domiciliary regulator.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The changes in unrealized gains and non-admitted assets reported in the Statements of Operations and Changes in Capital and Surplus were derived as follows:

     --------------------------------------------------------- ------------ -------------
     Change in net unrealized gains                 2011           2010      2009
     --------------------------------------------------------- ------------ -------------
     Unrealized gains, current year              $   198,889   $   220,760   $   441,772
     Unrealized gains, previous year                 220,760       441,772       739,654
                                                ------------- ------------- -------------
     Change in unrealized gains                      (21,871)     (221,012)     (297,882)

     Change in tax on unrealized gains                 3,008       110,099       202,913
     Change in accounting principles SSAP 43R              -             -        (6,693)
     Adjustments to beginning surplus                  2,913       (40,963)       (8,900)
     Derivatives - change in foreign exchange          5,940        (4,250)            -
     Amortization of goodwill                         (7,967)       (5,204)       (2,502)
     Other - Japan UTA                                62,374             -             -
                                                ------------- ------------- -------------
     Change in unrealized, net of taxes          $    44,397   $  (161,330)  $  (113,064)
                                                ============= ============= =============

(a) The 2009 balance includes $3,395 of adjustments to the income tax effect of capital gains.


     ---------------------------------------------------------------------------
     Change in non-admitted asset values             2011                2010
     ---------------------------------------------------------------------------

     Non-admitted asset values, current year     $  (1,224,794)   $    (458,968)
     Non-admitted asset values, previous year         (458,968)      (1,087,959)
                                                ---------------  ---------------
     Change in non-admitted assets                    (765,826)         628,991

     Change in SSAP 10R                               (189,739)          11,994
     Adjustments to beginning surplus                   29,308         (128,361)
     Other surplus adjustments                               -              613
                                                ---------------  ---------------
     Change in non-admitted assets               $    (926,257)   $     513,237
                                                ===============  ===============


B.   RISK-BASED CAPITAL REQUIREMENTS

     The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

     In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2011

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     reporting period.


C.   DIVIDEND RESTRICTIONS

     Under New York law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the lower of 10.0 percent of the Company's statutory earned surplus as of December 31, 2011, or 100.0 percent of the Company's adjusted net investment income for the preceding 36 month period ending December 31, 2011) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of NY DFS. As of December 31, 2011, the maximum dividend payment, which may be made without prior approval during 2012, is approximately $308,827.

     Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose.

     As of December 31, 2011 and 2010, the Company paid dividends to Chartis U.S., Inc. of $137,458 and $301,343, respectively, which included $0 of extraordinary dividends.


NOTE 11 - CONTINGENCIES

A.   LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its accident and health business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the multi-state examination. As part of the multi-state examination, an Interim Consent Order was entered into with Ohio on (A) January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers accident/sickness policy forms that had

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit procedures and (B) on February 14, 2012, in which National Union agreed, on a nationwide basis, to limit outbound telemarketing to certain forms and rates. A Consent Order was entered into with Minnesota on February 10, 2012, in which National Union and Travel Guard Group Inc. agreed to (i) cease automatically enrolling Minnesota residents in certain insurance relating to air travel, (ii) pay a civil penalty to Minnesota of $250 and (iii) refund premium to Minnesota residents who were automatically enrolled in certain insurance relating to air travel. In early 2012, Chartis U.S., Inc., on behalf of itself, National Union, and certain of Chartis U.S., Inc.'s insurance companies (collectively, "Chartis U.S.") and the lead regulators agreed in principle upon certain terms to resolve the multi-state examination. The terms include Chartis U.S.'s (i) payment of a civil penalty of up to $51,000,
     (ii) agreement to enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating Chartis U.S.'s ongoing compliance with laws and regulations governing the regulatory issues identified in the examination, and (iii) agreement to pay a contingent fine in the event that Chartis U.S. fails to substantially comply with the steps and standards agreed to in the corrective action plan. AIG has established a reserve equal to the amount of the civil penalty under the proposed agreement. As the terms outlined above are subject to agreement by the lead and participating states and appropriate agreements or orders, the Company (i) can give no assurance that these terms will not change prior to a final resolution of the multi-state examination that is binding on all parties and (ii) cannot predict what other regulatory action, if any, will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on Chartis's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other Chartis companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

     The  intervening  plaintiffs  had  requested  a  stay  of  all trial  court
     proceedings      pending      their      appeal      of      an       order

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

     After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery. The parties are presently engaged in class discovery, and plaintiffs' motion for class certification is scheduled for a hearing starting on May 30, 2012.

     As of April 18, 2012, the parties have not commenced general discovery, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

     On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010.

     In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     Because Eagle and Newark are in liquidation  with the  Commissioner  of the
     New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

     Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey Action.

     On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG parties' financial position.

     On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. The Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort.

     Following motion practice in the District Court, the matter was referred to the Bankruptcy Court as related to the settlement that was approved on March 16, 2011. The AIG Defendants requested leave to move for sanctions because they assert the complaint is frivolous, and the plaintiffs indicated their intent to file an amended complaint. On October 5, 2011, the Bankruptcy Court set a 60-day deadline for plaintiffs to amend, if so advised, and to determine whether they wish to proceed notwithstanding AIG Defendants' assertion that the claim is frivolous. The plaintiffs neither withdrew nor amended their complaint within the 60-day deadline set by the Bankruptcy Court. On December 7, 2011, the Bankruptcy Court indicated that the AIG Defendants should file their motions to dismiss and for sanctions against the plaintiffs' existing complaint, returnable January 18, 2012. The AIG Defendants filed their motions to dismiss and for sanctions on December 19, 2011. On February 1, 2012, the bankruptcy court dismissed the complaint without prejudice and set a March 5, 2012 hearing date for the AIG Defendants' sanctions motion. At that hearing, the Court granted the AIG Defendants' sanctions motion.

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95 percent) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

     Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

     On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

     On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims -- previously counterclaims that were dismissed without prejudice -- against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

     On October 30, 2009, all of the parties now in the position of defendant -- the AIG parties' competitors, the NWCRP and NCCI -- filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

     On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

     On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     the claims at issue on behalf of a settlement class. The proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If Court approval becomes final, the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. On April 29, 2011, Liberty Mutual Group filed papers in opposition to preliminary approval of the proposed settlement and in opposition to certification of a settlement class, in which it alleged that AIG's actual exposure should the class action continue through judgment to be in excess of $3,000,000. The AIG parties dispute this allegation.

     On August 1, 2011,  the Court  issued an  opinion  and order  granting  the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action-settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive less than one thousand dollars under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty, were the only two objectors. The AIG parties and the settling class plaintiffs filed responses to the objectors' submissions on October 28, 2011. The Court conducted a final fairness hearing on November 29, 2011. Immediately prior to the hearing, Lumbermens Mutual Casualty withdrew its objection to the settlement. On December 21, 2011, the Court issued an Order granting final approval of the settlement, but staying that ruling pending a forthcoming opinion. On February 28, 2012, the Court entered a final order and judgment approving the class action settlement. Liberty Mutual, Safeco and Ohio Casualty filed notices of their intent to appeal the Court's final order and judgment. The Court of Appeals for the Seventh Circuit has consolidated the appeals. Liberty Mutual, Safeco and Ohio Casualty are to submit their opening briefs on or before May 29, 2012.

     The $450,000 settlement amount, which is currently held in escrow pending final resolution of the class action settlement, was funded in part from the approximately $191,500 remaining in the Workers' Compensation Fund, after the transfer of the $146,500 in fines, penalties, and premium taxes discussed in the NAIC Examination of Workers' Compensation Premium Reporting matter below. In the event that the appeal of the class action

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     settlement is successful, the litigation could resume. AIG has an accrued liability equal to the amounts payable under the settlement.

     A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. On December 21, 2011, plaintiffs filed a motion for class certification, which the AIG parties opposed on January 23, 2012. On February 29, 2012, the parties agreed in principle to settle the case for a payment by defendants of $4,000. If that settlement is approved by the court and the settlement becomes final, the case will be concluded.

     In April 2007,  the National  Association of Insurance  Commissioners  (the
     NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

     On December  17,  2010,  AIG and the lead states  reached an  agreement  to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties; (ii) AIG's payment of $46,500 in outstanding premium taxes;
     (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement originally was contingent upon, among other events:
     (i) a final, court-approved settlement being reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group and (ii) a settlement being reached and consummated between AIG and certain state

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     insurance guaranty funds that may assert claims against AIG for underpayment of guaranty-fund assessments. AIG and the other parties to the regulatory settlement agreement subsequently agreed to waive the settlement contingency of a final settlement in the lawsuits, provided that such waiver will not become effective until AIG consummates a settlement with the state insurance guaranty associations.

     AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

     After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

     The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust
     Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

     The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories.
     Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

     The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

     The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

     On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

     On March 18, 2011, AIG, certain subsidiaries and certain other insurer and broker defendants agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. Once the settlement is finalized approved by the Court and any appeals of Court approval or exhausted, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. On June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG and certain subsidiaries placed their portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to those parties. A final fairness hearing took place on September 14, 2011. On March 30, 2012, the Court granted final approval of the class settlement. The deadline for objectors to initiate appeals, if any, from the order granting final approval of the settlement is April 30, 2012.

     A  number  of  complaints  making  allegations  similar  to  those  in  the multi-district litigation have been filed against AIG, certain AIG subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

     On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any additional motion practice to the Court, and a scheduling conference has been scheduled before the magistrate judge for April 30, 2012.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

     Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


B.   LEASES

     As of December 31, 2009, all leases were transferred from the Company to National Union. Lease expenses are allocated to each affiliate based upon the percentage of space occupied. The Company's share of these transactions is based on its allocation as a member of the Admitted Pool, based upon its stated pool percentage.

C.   OTHER CONTINGENCIES

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2011, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

     The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,542,389 as of December 31, 2011. Also, as of December 31, 2011, the Company had the following amounts of annuities in excess of 1 percent of its policyholders' surplus due from the following life insurers:


-----------------------------------------------------------------------------------------------------------
                                                                                               Licensed in
Name of life insurer                                                  Location   Balances       New York
-----------------------------------------------------------------------------------------------------------
American General Life Insurance Company                               Texas      $    82,441        No
The United States Life Insurance Company in the City of New York      New York       879,607       Yes
American General Life Insurance Company of Delaware                   Delaware       311,845        No
BMO Life Assurance Company                                            Canada         206,164        No
-----------------------------------------------------------------------------------------------------------


     As part of its private equity portfolio investment, as of December 31, 2011 the Company may be called upon for an additional capital investment of up to $263,490. The Company expects only a small portion of this portfolio will be called during 2012.

     The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. All guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that guaranteed entities failed to make payments under the policies of insurance issued during the period of the guarantee. For guarantees that have been terminated, the Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entities during the period in which the guarantee was in force.

     The Company has not been required to perform under any of the guarantees that it had issued.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Additionally, each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with a hold harmless agreement relative to the guarantee. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The following schedule sets forth the effective and termination dates of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets, estimated loss to the Company and policyholder surplus for each guaranteed entity as of December 31, 2011:


     -------------------------------------------------------------------------------------------------------------------------------

                                                                POLICYHOLDER     INVESTED
                                              DATE     DATE     OBLIGATIONS      ASSETS @    ESTIMATED LOSS  POLICYHOLDERS' SURPLUS
     GUARANTEED COMPANY                      ISSUED  TERMINATED @ 12/31/2011     12/31/2011     @ 12/31/2011        @ 12/31/2011
     -------------------------------------------------------------------------------------------------------------------------------
     21st Century Advantage Insurance
     Company (f/k/a AIG Advantage
     Insurance Company)                 *  12/15/97   8/31/09  $       5,645  $      28,397  $            -  $               26,124

     AIG Edison Life Insurance
     Company (formerly GE Edison Life
     Insurance Company)                 **  8/29/03   3/31/11     26,660,158     26,944,023               -               2,123,663

     Farmers Insurance Hawaii (f/k/a
     AIG Hawaii Insurance Company,
     Inc.)                              *   11/5/97   8/31/09         16,983         84,066               -                  76,624

     Chartis Seguros Mexico SA (f/k/a
     AIG Mexico Seguros
     Interamericana, S.A. de C.V.)          12/15/97       -         166,073        100,369               -                  81,157

     American General Life and
     Accident Insurance Company              3/3/03   9/30/10      8,440,946      9,262,389               -                  629,299

     American General Life Insurance
     Company                                 3/3/03  12/29/06     31,095,613     41,395,196               -               7,393,647

     American International Assurance
     Company (Australia) Limited            11/1/02  10/31/10        380,000      1,308,000               -                 404,000

     21st Century North America
     Insurance Company (f/k/a
     American International Insurance
     Company)                           *   11/5/97   8/31/09         37,488        587,979               -                 489,328

     21st Century Superior Insurance
     Company (f/k/a American
     International Insurance Company
     of California, Inc.)               *   12/15/97  8/31/09          1,910         29,818               -                  27,209

     21st Century Pinnacle Insurance
     Company (f/k/a American
     International Insurance Company
     of New Jersey)                     *   12/15/97  8/31/09         13,789         42,910               -                  38,272

     Chartis Europe, S.A. (formerly
     AIG Europe, S.A.)                      9/15/98         -      6,527,141      6,654,194               -               3,390,807

     Chartis UK (f/k/a Landmark
     Insurance Company, Limited (UK))       3/2/98   11/30/07        188,322      5,379,752               -               1,949,112

     Lloyd's Syndicate  1414 (Ascot
     Corporate Name)                        1/20/05  10/31/07        139,593        663,562               -                 151,865

     SunAmerica Annuity and Life
     Assurance Company (Anchor
     National Life Insurance Company)        1/4/99  12/29/06     14,680,609     25,906,187               -                 814,143

     SunAmerica Life Insurance
     Company                                 1/4/99  12/29/06      9,474,897     13,652,491               -               2,907,242

     The United States Life Insurance
     Company in the City of New York         3/3/03   4/30/10      9,667,411     22,548,377               -               1,842,268

     The Variable Annuity Life
     Insurance Company                       3/3/03  12/29/06     45,334,090     64,692,369               -               4,238,814
     -------------------------------------------------------------------------------------------------------------------------------

      TOTAL GUARANTEES                                         $ 152,830,668  $  219,280,079  $            -  $          26,583,574
     ===============================================================================================================================

      * The guaranteed company was formerly part of AIG's Personal Auto Group and was sold on July 1, 2009 to Farmers Group, Inc., a subsidiary of Zurich Financial Services Group (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to its obligations under this guarantee.

      ** AIG Edison Life Insurance Company was sold by AIG to Prudential Financial, Inc (PFI) on February 1, 2011. As part of the sale, PFI provided the Company with a hold harmless agreement with respect to its obligations under this guarantee. Amounts disclosed are based on the Edison's fiscal year end of 3/31/2011.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

As of December 31, 2011 and 2010, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

--------------------------------------------------------------------------------
OTHER ADMITTED ASSETS                                2011              2010
--------------------------------------------------------------------------------

Allowance provision                              $   (103,402)     $  (245,740)
Deposit accounting assets                                   3              686
Deposit accounting assets - funds held                      -           88,515
Guaranty funds receivable and on deposit               10,011           12,199
Intangible asset - Canada                             (63,660)        (107,372)
Loss funds on deposit                                  51,722           40,858
Note receivable - reinsurance commutation                   -           37,044
Paid loss clearing                                    346,118          318,312
Other assets                                           76,228          137,671
--------------------------------------------------------------------------------
   TOTAL OTHER ADMITTED ASSETS                   $    317,020      $   282,173
================================================================================


Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

As of December 31, 2011 and 2010, the Company has a liability for insolvency assessments, workers' compensation second injury and miscellaneous other assessments in the amounts of $138,076 and $40,428, respectively, with related assets for premium tax credits of $10,011 and $12,183, respectively. Of the amount accrued, the Company expects to pay approximately $73,994 for insolvency assessments, workers' compensation second injury and miscellaneous assessments during the next year and $54,071 in future periods. In addition, the Company anticipates it will realize $6,311 of premium tax offset credits and the associated liability in years two through five. The remaining $3,700 will be realized between years six and ten. A reconciliation of assets recognized from paid and accrued premium tax offsets as of December 31, 2011 is set forth below:


a.  Assets recognized from paid and accrued premium tax offsets
    and policy surcharges prior year-end                               $  12,183
b.  Decreases current year:
     Guarantuy fund refunds                                                  403
     Premium tax offset applied                                            2,639
c.  Increases current year:
     Premium tax offset paid                                                 870
d.  Assets recognized from paid and accrued premium tax offsets       -----------
     and policy surcharges current year-end                            $  10,011
                                                                      ===========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2011 and 2010, the Company had established an allowance for doubtful accounts of $103,402 and $245,740, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

During 2011, 2010 and 2009, the Company recorded  $16,296,  $30,549 and $25,860, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Operations.

As of December 31, 2011 and 2010, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

-----------------------------------------------------------------------------------------
 OTHER LIABILITIES                                                  2011         2010
-----------------------------------------------------------------------------------------
 Accounts payable                                                $   42,160   $   29,894
 Accrued retrospective premiums                                      64,385       64,651
 Advance premiums                                                     9,915       11,102
 Amounts withheld or retained by company for account of others        4,467       12,459
 Deferred commission earnings                                         4,161        4,357
 Liability for pension and severance pay                             20,276       16,448
 Loss clearing                                                            -        1,777
 Policyholder funds on deposit                                        9,831        9,057
 Remittances and items not allocated                                 24,870       28,426
 Retroactive reinsurance payable                                        352        1,258
 Retroactive reinsurance reserves - assumed                               -        4,174
 Retroactive reinsurance reserves - ceded                             (899)      (2,077)
 Servicing carrier liability                                          6,929        5,597
 Escrow funds (NICO)                                                 25,693            -
 Other legal contingencies                                           52,613            -
 Other liabilities, includes suspense accounts, expense
   account balances and certain accruals                             60,119       60,578
---------------------------------------------------------------------------- ------------
  TOTAL OTHER LIABILITIES                                        $  324,872   $  247,701
=========================================================================================


On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP No. 72, Surplus and Quasi-reorganizations (SSAP 72).

NICO funds third party reinsurance recoverable on behalf of Chartis Reinsureds. Chartis reports the balances collected and due to NICO as Escrow funds.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 13 - SUBSEQUENT EVENTS

Type I - Recognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

None

Type II - Nonrecognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

Effective February 17, 2012, the Company, together with the members of the Admitted Pool, the Chartis U.S. Surplus Lines Pool and AIU Insurance Company (collectively, the "Fleet") entered into a Capital Maintenance Agreement (CMA) with AIG and Chartis, Inc. (AIG CMA). The AIG CMA provides that in the event that the Fleet's Total Adjusted Capital (TAC) falls below the specified minimum percentage of 350 percent of the Fleet's Authorized Control Level (ACL) Risk Based Capital (RBC), as estimated by Chartis, Inc. on a semi-annual basis subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors (the "SMP"), AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Fleet so that the Fleet's TAC is projected to be equal to or greater than the SMP of the upcoming year-end. Additionally, each of Chartis and each Fleet member agreed, subject to approval by its board of directors and, if necessary, its domestic regulator, as applicable, to pay dividends that will be paid to AIG up to an amount equal to the lesser of (i) the amount necessary to reduce the Fleets ACL RBC to an amount not materially greater than the SMP or (ii) the maximum dividends permitted by any applicable domiciliary regulator.

Effective February 17, 2012, the Fleet entered into a CMA (Chartis CMA) with Chartis, Inc., Chartis U.S., Inc. and Chartis International, LLC (the Chartis entities). The Chartis CMA provides that in the event that the Fleet's TAC exceeds the SMP (as determined pursuant to the terms of the AIG CMA) while at the same time any Fleet member, as an individual legal entity, has a Total Adjusted Capital below 300 percent of such Company's Authorized Control Level RBC (the "Individual Entity Minimum Percentage") (as determined by Chartis pursuant to the methodology set forth in the AIG CMA that is used to determine the SMP), the Chartis Entities and each Fleet member agree to make contributions, pay dividends or cause other transactions to occur that would result in each Fleet member's TAC being above the Individual Entity Minimum Percentage. No Fleet member is required to pay any dividend which would trigger the extraordinary dividend provisions of its domiciliary state or that is otherwise prohibited by such state.

The Company received the approval from the NY DFS to pay dividends of $50,000 to its immediate parent. The dividend was made up of municipal securities and cash of $48,411 and $1,589, respectively, was paid on March 27, 2012.

On April 4, 2012 and effective March 31, 2012, the Company received permission from the NY DFS to effect a quasi-reorganization as set forth in the Statement of Statutory Accounting Principles No. 72. On March 31, 2012, the Company reallocated $1,000,000 from its Gross Paid in and Contributed Surplus to Unassigned Funds. The permitted practice had no impact on the Company's surplus to policyholders or its net income. In addition, there was no impact

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


on the Company's risk based capital results as a result of this permitted practice.

On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP 72.

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

NOTE 14 - EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

STORM SANDY

Storm Sandy represented a large catastrophic event occurring in October 2012. The Company's preliminary estimate of its pre-tax losses related to Storm Sandy, net of reinsurance, is approximately $271 million. Due to the complexity of factors contributing to the losses, there can be no assurance that the Company's ultimate losses associated with this storm will not differ from this estimate, perhaps materially. Such estimate includes the Company's share of amounts assumed by the Company under an intercompany excess of loss property catastrophe reinsurance agreement pursuant to which the Company reinsures Lexington Insurance Company (Lexington) and Chartis Specialty (the Surplus Pool). Such reinsurance agreement provides the Surplus Pool with 60% quota share coverage for up to $2.75 billion in first event per occurrence property losses in excess of $1 billion. Losses related to Storm Sandy will be reflected in the Company's annual statutory statement and any subsequent changes will be recorded in the period in which they occur. This preliminary estimate involves the exercise of considerable judgment.

As a result of the estimated losses related to Storm Sandy, the Company is currently assessing the need to record a valuation allowance. The impact, if recorded, could be material to the Company's financial condition or its results of operations. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. Refer to Note 8 for a discussion of statutory valuation allowances.

The Company expects to receive a capital contribution from its parent for $300 million.

LEGAL PROCEEDINGS

In connection with the previously disclosed multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), Chartis Inc., on behalf of itself, National Union, and certain of Chartis Inc.'s insurance and non-insurance companies (collectively, the Chartis parties) entered into a Regulatory Settlement Agreement with regulators from 50 U.S. jurisdictions effective November 29, 2012. Under the agreement, and without admitting any liability for the issues raised in the examination, Chartis agreed to (i) pay a civil penalty of $50 million, (ii) enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating the Chartis parties' ongoing compliance with laws and regulations governing the issues identified in the examination, and (iii) pay a contingent fine in the event that the Chartis parties fail to satisfy certain terms of the corrective action plan. As of September 30, 2012, National Union has an accrued liability equal to the amount of the civil penalty. National Union and other AIG companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on AIG's ongoing operations of the business subject to the agreement, or on similar business written by other AIG carriers.

In connection with the previously disclosed putative class action pending in state court in Alabama that arises out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc., on August 15, 2012, the court granted

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

plaintiffs' motion for class certification. Defendants filed a notice of appeal of that order to the Alabama Supreme Court on September 25, 2012. The case in the trial court will be stayed until that appeal is resolved.

In connection with the previously disclosed settlement of the class action filed against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, and the appeal by Liberty Mutual, Safeco and Ohio Casualty challenging the certification of the settlement class and final approval of the class action settlement, oral argument on that appeal took place on November 29, 2012.

In connection with the previously disclosed settlement of the purported class action in South Carolina federal court against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums, the court granted final approval of the settlement on September 14, 2012. No appeals from that final approval order were filed, so the matter is now concluded.

In connection with the previously disclosed multi-state targeted market conduct examination focusing on workers compensation insurance, and the related pre-litigation claims asserted by state insurance guaranty associations, on May 29, 2012, AIG completed its $25 million settlement with the guaranty associations, and the regulatory settlement was deemed effective on that date. The $146.5 million in fines, penalties and premium taxes were then disbursed to the regulatory settlement recipients pursuant to the terms of the associated escrow agreement.

In connection with the previously disclosed settlement of the federal antitrust and RICO class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on April 27, 2012, three notices of appeal of the order granting final approval of the class action settlement were filed, two of which were subsequently withdrawn. The United States Court of Appeals for the Third Circuit issued an order on December 5, 2012 dismissing the appeal of the final appellant for failure to file a timely brief.

In connection with the previously disclosed tag-along actions that have been consolidated with the Multi-District Litigation, a scheduling order was entered by the magistrate judge on April 30, 2012 that sets, among other things, a deadline of January 22, 2013 for the close of fact discovery in those cases.

Refer to Note 11 - Contingencies for additional disclosures about legal proceedings.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements


The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:



- Audited Financial Statements of Variable Separate Account of SunAmerica Annuity and Life Assurance Company for the year ended December 31, 2011 are included in Part B of the registration statement.



- Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File Nos. 333-157199) of Variable Separate Account filed on April 26, 2012.



- Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.



- Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.



- Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.



- Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part B of the registration statement.


(b) Exhibits


(1)   Resolutions Establishing Separate Account....................................    2
(2)   Custody Agreements...........................................................    Not Applicable
(3)   (a)  Form of Distribution Contract...........................................    2
      (b)  Selling Agreement.......................................................    14
(4)   (a)  Variable Annuity Contract...............................................    4
      (b)  Form of Extended Legacy Program Guide...................................    11
(5)   Application for Contract.....................................................    4
      (a)  Merger Endorsement......................................................    14
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation of American General Life
           Insurance Company, effective December 31, 1991..........................    1
      (b)  Amendment to the Amended and Restated Articles of Incorporation of
           American General Life Insurance Company, effective July 13, 1995........    3
      (c)  By-Laws of American General Life Insurance Company, restated as of June
           8, 2005.................................................................    7
(7)   Reinsurance Contract.........................................................    Not Applicable
(8)   Material Contracts
      (a)  American Funds Fund Participation Agreement.............................    6
      (b)  Anchor Series Trust Fund Participation Agreement........................    13

      (c)  SunAmerica Series Trust Fund Participation Agreement....................    13
      (d)  Lord Abbett Fund Participation Agreement................................    6
      (e)  Van Kampen Fund Participation Agreement.................................    5
      (f)  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Fund
           Participation Agreement.................................................    10
      (g)  Form of Consents to Assignment of Fund Participation and other
           Agreements..............................................................    14
(9)   (a)  Opinion of Counsel and Consent of Depositor.............................    Filed Herewith
      (b)  Opinion of Counsel and Consent of Sullivan & Cromwell LLP, Counsel to
           American Home Assurance Company.........................................    6
(10)  Consents.....................................................................    Filed Herewith
(11)  Financial Statements Omitted from Item 23....................................    Not Applicable
(12)  Initial Capitalization Agreement.............................................    Not Applicable
(13)  Other
      (a)  Power of Attorney
           (1)  American General Life Insurance Company Directors..................    Not Applicable
           (2)  American Home Assurance Company Directors..........................    Filed Herewith
      (b)  General Guarantee Agreement by American Home Assurance Company..........    8
      (c)  Notice of Termination of Guarantee as Published in the Wall Street
           Journal on November 24, 2006............................................    9
      (d)  Notice of Termination of Support Agreement..............................    11
      (e)  Unconditional Capital Maintenance Agreement between American
           International Group, Inc. and American General Life Insurance Company...    12
      (f)  Specimen Form of Agreement and Plan of Merger...........................    14



--------


1 Incorporated by reference to Initial Registration Statement, File No. 033-43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.



2 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 28, File Nos. 033-47473 and 811-03859, filed on January 30, 1998,
     Accession No. 0000950148-98-000135.



3 Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.



4 Incorporated by reference to Post-Effective Amendment No. 12 and Amendment No. 29, File Nos. 033-47473 and 811-03859, filed on March 20, 1998,
     Accession No. 0000950148-98-000537.



5 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-66114 and 811-03859, filed on October 25, 2001
     Accession No. 0000950148-01-502065.



6 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-91860 and 811-03859, filed on October 28, 2002
     Accession No. 0000898430-02-003844.



7 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.



8 Incorporated by reference to Post-Effective Amendment No. 25 and Amendment No. 42, File Nos. 033-47473 and 811-03859, filed on August 12, 2005,
     Accession No. 0000950129-05-008173.





9 Incorporated by reference to Post-Effective Amendment No. 16 and Amendment No. 17, File Nos. 333-66106 and 811-07727, filed on December 12, 2006,
     Accession No. 0000950124-06-007496.





10 Incorporated by reference to Post-Effective Amendment No. 7 and Amendment No. 8, File Nos. 333-157199 and 811-03859, filed on August 25, 2010,
     Accession No. 0000950123-10-080861.



11 Incorporated by reference to Post-Effective Amendment No. 17 and Amendment No. 18, File Nos. 333-137867 and 811-03859, filed on April 27, 2011,
     Accession No. 0000950123-11-040070.



12 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 149, File Nos. 333-151576 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on May 2, 2011, Accession No. 0001193125-11-120309.





13 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 5, File Nos. 333-172003 and 811-03859, filed on July 13, 2012,
     Accession No. 0000950123-12-010016.



14 Incorporated by reference to Initial Registration Statement, File Nos. 333-185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-
     12-014430.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR




The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.



NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
James A. Mallon                  Director, Acting Chairman, President and Chief
                                 Executive Officer
Curtis W. Olson(1)               President -- Benefit Solutions
Mary Jane B. Fortin              Director, Executive Vice President and Chief
                                 Financial Officer
Jeffrey H. Carlson(9)            Director, Executive Vice President
John B. Deremo                   Executive Vice President
Kyle L. Jennings(10)             Director, Executive Vice President, General
                                 Counsel and Secretary
Steven D. Anderson               Senior Vice President
Erik A. Baden                    Senior Vice President
Wayne A. Barnard                 Senior Vice President and Illustration Actuary
Robert M. Beuerlein(9)           Director, Senior Vice President and Chief and
                                 Appointed Actuary
David Butterfield(1)             Senior Vice President
Don W. Cummings                  Director, Senior Vice President
Terry B. Festervand              Senior Vice President and Treasurer
Brad J. Gabel(4)                 Senior Vice President, Chief Underwriter
John Gatesman                    Senior Vice President
David S. Jorgensen               Senior Vice President
Terry Keiper                     Senior Vice President
Frank A. Kophamel(9)             Senior Vice President
Glen D. Keller(9)                Senior Vice President
Stephen Kennedy(9)               Senior Vice President
Simon J. Leech(9)                Senior Vice President
Edmund D. McClure(9)             Senior Vice President
Richard D. McFarland(9)          Senior Vice President
Laura E. Milazzo(9)              Senior Vice President
Larry Nisenson                   Senior Vice President
John W. Penko(2)                 Senior Vice President
Rodney E. Rishel                 Senior Vice President
Sharon K. Roberson               Senior Vice President
Dale W. Sachtleben(3)            Senior Vice President
Stephen Stone                    Senior Vice President
Carol B. Whaley(1)               Senior Vice President
Chris N. Aiken(9)                Vice President
Chris Ayers(9)                   Vice President
Joan M. Bartel                   Vice President
Robert Beauchamp                 Vice President
Michael B. Boesen                Vice President
Laura J. Borowski(4)             Vice President
David R. Brady(11)               Vice President
Dan Chamberlain(9)               Vice President
Mark E. Childs(9)                Vice President
Robert M. Cicchi(9)              Vice President
Lawrence C. Cox                  Vice President
Julie Cotton Hearne              Vice President and Assistant Secretary
Timothy M. Donovan               Vice President
Jay Drucker                      Vice President
Farideh N. Farrokhi(9)           Vice President and Assistant Secretary

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Royce Fithen(6)                  Vice President
Frederick J. Garland, Jr.        Vice President
Manda Ghaferi                    Vice President
Liza Glass(9)                    Vice President
Leo W. Grace                     Vice President and Assistant Secretary
Richard L. Gravette(9)           Vice President and Assistant Treasurer
Lori S. Guadagno(5)              Vice President
Daniel J. Gutenberger(9)         Vice President and Medical Director
Joel H. Hammer(8)                Vice President
D. Leigh Harrington(9)           Vice President
Tracy Harris                     Vice President
Michael S. Harrison              Vice President
Tim Heslin                       Vice President
Keith C. Honig(7)                Vice President
Stephen D. Howard(2)             Vice President
S. Caitlin Irby(9)               Vice President
Walter P. Irby                   Vice President
Sharla A. Jackson(6)             Vice President
Wesley E. Jarvis(1)              Vice President
Debra H. Kile(9)                 Vice President and Medical Director
Michael J. Krugel(4)             Vice President
Kenneth R. Kiefer                Vice President
Mel McFall(9)                    Vice President
Lochlan O. McNew                 Vice President and Investment Officer (handling
                                 private placement and commercial mortgage loans)
Gwendolyn J. Mallett(9)          Vice President
W. Larry Mask                    Vice President, Real Estate Investment Officer and
                                 Assistant Secretary
Beverly Meyer(4)                 Vice President
Candace A. Michael(9)            Vice President
Michael R. Murphy(4)             Vice President
David Napoli                     Vice President
Deanna D. Osmonson(1)            Vice President
Cathy A. Percival(9)             Vice President and Medical Director
Carin M. Phelan                  Vice President
Glenn H. Plotkin(4)              Vice President
Debbie Runge                     Vice President, Human Resources
Jeanise L. Ryser                 Vice President
Michael Sibley(2)                Vice President
T. Clay Spires                   Vice President and Tax Officer
Gregory R. Thornton(3)           Vice President
Cynthia Wieties                  Vice President
Jeffrey L. Winkelmann(4)         Vice President
Joann K. Brown                   Assistant Vice President
Dori A. Artis                    Administrative Officer
Wayne P. Arzberger               Administrative Officer
Brenda G. Esslinger              Administrative Officer
Beverly Farris                   Administrative Officer
Robin F. Farris                  Administrative Officer
Deborah G. Fewell                Administrative Officer

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Maike M. George                  Administrative Officer
Brandy Harris                    Administrative Officer
Cassandra Hendricks              Administrative Officer
Stephen Johnson                  Administrative Officer
Donna Johnston                   Administrative Officer
Jalen V. Lohman                  Administrative Officer
Beverly Macias                   Administrative Officer
Jody Powers                      Administrative Officer
Donna J. Robertson               Administrative Officer
Phillip W. Schraub               Administrative Officer
Michael A. Sepanski              Administrative Officer
Marie M. Cerligione              Assistant Secretary
Keith Coleman                    Assistant Secretary
Jeffrey P. Conklin               Assistant Secretary
Debra L. Herzog                  Assistant Secretary
Virginia N. Puzon                Assistant Secretary
Mary Carmen Rodriguez            Assistant Secretary
Barbara J. Moore                 Assistant Tax Officer
William P. Hayes(10)             Chief Compliance Officer
Lesli K. Martin                  Anti Money Laundering Officer
Becky L. Strom                   Privacy Officer
Marc Herling                     General Counsel, Benefit Solutions and Assistant
                                 Secretary
Roger E. Hahn                    Investment Officer (Handling Strategic Investment
                                 Allocation and Asset/liability matching)



--------


  (1)  3600 Route 66, Neptune, NJ 07753



  (2)  Walnut Glen Tower, 8141 Walnut Hill Lane, Dallas, TX 75231



  (3)  3051 Hollis Drive, Springfield, IL 62704



  (4)  1200 N. Mayfair Road, Milwaukee, WI 53226



  (5)  599 Lexington Avenue, New York, N 10022



  (6)  205 E. 10th Avenue, Amarillo, TX 79101



  (7)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067



  (8)  32 Old Slip, New York, NY 10005



  (9)  2727-A Allen Parkway, Houston, TX 77019



  (10) 2919 Allen Parkway, Houston, TX 77019



  (11) 200 Liberty Street, New York, NY 10281


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of American General Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001369, filed on
February 23, 2012. Exhibit 21 is incorporated herein by reference.


ITEM 27.  NUMBER OF CONTRACT OWNERS


As of November 30, 2012, the number of Polaris contracts funded by Variable Separate Account was 20,599 of which 7,587 were qualified contracts and 13,012 were non-qualified contracts.


ITEM 28.  INDEMNIFICATION




Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



AMERICAN GENERAL LIFE INSURANCE COMPANY



To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.


ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


    American General Life Insurance Company -- Variable Separate Account


    American General Life Insurance Company -- Variable Annuity Account One


    American General Life Insurance Company -- Variable Annuity Account Two


    American General Life Insurance Company -- Variable Annuity Account Four


    American General Life Insurance Company -- Variable Annuity Account Five


    American General Life Insurance Company -- Variable Annuity Account Seven


    American General Life Insurance Company -- Variable Annuity Account Nine

    The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
    Anchor Series Trust

    Seasons Series Trust

    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds

    SunAmerica Series, Inc.

    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

    SunAmerica Specialty Series


(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck            Director
James T. Nichols            Director, President & Chief Executive Officer
Stephen A. Maginn(1)        Director, Chief Distribution Officer
Frank Curran                Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
Rebecca Snider              Chief Compliance Officer
John T. Genoy               Vice President
Mallary L. Reznik(2)        Vice President
Christine A. Nixon(2)       Secretary
Virginia N. Puzon(2)        Assistant Secretary



     --------

      * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

     (1) Principal business address is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4901.


     (2) Principal business address is 1999 Avenue of the Stars, Los Angeles, California 90067-6121.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS


All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Annuity Service Center located at 21650 Oxnard Street, Suite 750, Woodland Hills, California 91367-4901.


ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS




Undertakings of the Registrant

------------------------------


Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.



Undertakings of the Depositor Regarding Guarantor

-------------------------------------------------


During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period") , filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.



These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").



Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.



During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.


As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Contracts. The American Home Guarantee will not cover any Contracts with an issue date later than the Point of Termination. The American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.


Effective as of 11:59 p.m. Eastern time, on December 31, 2012, SunAmerica Annuity and Life Assurance Company, an affiliate of American General Life Insurance Company, merged with and into American General Life Insurance Company. Texas law provides for the continuation of guarantees for contracts and certificates issued prior to a merger. Therefore, the American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination.



REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940



American General Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American General Life Insurance Company.

                               POWERS OF ATTORNEY



Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.



                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Separate Account, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 28th day of December, 2012.



                                        VARIABLE SEPARATE ACCOUNT
                                        (Registrant)



                                        By: AMERICAN GENERAL LIFE INSURANCE
                                            COMPANY
                                            (On behalf of the Registrant and
                                            itself)



                                        By: /s/ MARY JANE B. FORTIN
                                            ------------------------------------
                                            MARY JANE B. FORTIN
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER



As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ JAMES A. MALLON              Director, Acting Chairman,              December 28, 2012
-----------------------------    President
JAMES A. MALLON                  and Chief Executive Officer


/s/ MARY JANE B. FORTIN          Director, Executive Vice President      December 28, 2012
-----------------------------    and Chief Financial Officer
MARY JANE B. FORTIN


/s/ DON W. CUMMINGS              Director and Senior Vice President      December 28, 2012
-----------------------------
DON W. CUMMINGS


/s/ ROBERT M. BEUERLEIN          Director                                December 28, 2012
-----------------------------
ROBERT M. BEUERLEIN


/s/ JEFFREY H. CARLSON           Director                                December 28, 2012
-----------------------------
JEFFREY H. CARLSON


/s/ KYLE L. JENNINGS             Director                                December 28, 2012
-----------------------------
KYLE L. JENNINGS

                                   SIGNATURES



American Home Assurance Company has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of December, 2012.



                                        AMERICAN HOME ASSURANCE COMPANY



                                        BY: /s/ SEAN T. LEONARD

                                            ------------------------------------

                                            SEAN T. LEONARD


                                            CHIEF FINANCIAL OFFICER AND SENIOR
                                            VICE PRESIDENT



This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.





           SIGNATURE                             TITLE                          DATE
           ---------                             -----                          ----

*PETER D. HANCOCK                        Chairman and Director            December 28, 2012
------------------------------
PETER D. HANCOCK


*PETER J. EASTWOOD                      Director, President and          December 28, 2012
------------------------------          Chief Executive Officer
PETER J. EASTWOOD


*SEAN T. LEONARD                   Director, Chief Financial Officer     December 28, 2012
------------------------------         and Senior Vice President
SEAN T. LEONARD


*ALEXANDER R. BAUGH                             Director                 December 28, 2012
------------------------------
ALEXANDER R. BAUGH

*JAMES BRACKEN                                  Director                  December 28, 2012
------------------------------
JAMES BRACKEN


*JOHN Q. DOYLE                                  Director                 December 28, 2012
------------------------------
JOHN Q. DOYLE



*DAVID NEIL FIELDS                              Director                 December 28, 2012
------------------------------
DAVID NEIL FIELDS


*DAVID L. HERZOG                                Director                 December 28, 2012
------------------------------
DAVID L. HERZOG


                                                Director
------------------------------
MONIKA MARIA MACHON


*RALPH W. MUCERINO                              Director                 December 28, 2012
------------------------------
RALPH W. MUCERINO


                                                Director
------------------------------
SID SANKARAN


*CHRISTOPHER L. SPARRO                          Director                  December 28, 2012
------------------------------
CHRISTOPHER L. SPARRO


                                                Director
------------------------------
MARK TIMOTHY WILLIS


*BY:  /s/ SEAN T. LEONARD
      ------------------------
      SEAN T. LEONARD
      ATTORNEY-IN-FACT

                                  EXHIBIT INDEX


EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
(9)(a)        Opinion of Counsel and Consent of Depositor
(10)          Consents
(13)(a)(2)    Power of Attorney -- American Home Assurance Company Directors